Form 10-K, Exhibit 13
period 1995-12-31
FIRSTBANK CORP
filed 1996-03-29
CIK 778972

EXHIBIT 13

       1995 ANNUAL REPORT TO SHAREHOLDERS



























                   EXHIBIT 13

                              PRESIDENT'S MESSAGE






TO OUR SHAREHOLDERS:

[Net Income Graph]

The highlight of 1995 was a 20% increase in earnings to $3,865,000. Firstbank Corporation also achieved record loans, deposits, total assets and shareholders' equity in 1995. Per share earnings increased 19% to $2.52 in 1995 compared to $2.12 in 1994. Net income per share has been adjusted for the 5% stock dividend issued in December 1995.

Net income of $3,865,000 was the highest ever achieved by Firstbank Corporation and compares to $3,221,000 net income earned in 1994. The increase in earnings was primarily the result of a strong net interest margin of 5.29% and a $41.5 million increase in loans.

The continued record performance of Firstbank Corporation has been achieved because of our commitment to community banking. Firstbank Corporation is comprised of three banks that operate independently of one another. Each bank has a CEO and Board of Directors that are actively involved in their respective communities and in generating new business.

Many multibank holding companies are consolidating their statewide banks into a single bank and centralizing some decision processes that negatively impact customers. Certainly there are some cost savings by consolidation but our growth in earning assets has been a result of our ability to respond to customer needs because of our community bank concepts. We have centralized those departments that do not impact customer decisions. Each community bank is able to make loan, marketing, and product decisions locally that efficiently serve their customers. The local decision capability by each bank has increased our market share thereby increasing income over the past several years.

Total assets increased 14% in 1995 to $353 million compared to $310 million in 1994. A branch acquisition by Firstbank, Mt. Pleasant, added $11 million in new deposits with the balance of the growth coming from increased deposits and loans at each bank.

Total loans increased 19% to $265 million compared to $223 million in 1994. Loans increased in all three loan categories with commercial loans increasing 17%, real estate mortgages 23% and consumer loans 16%.
Consistent with the increase in loans, the allowance for loan losses also increased 19% to $4,876,000 from $4,100,000 in 1994.

The loan growth was funded by a $40 million increase in deposits and a $2 million decrease in securities. Time deposits grew by $33 million in 1995 which accounted for the majority of the deposit growth.

Loans grew by $41.5 million and loan quality remains very good.
Nonperforming loans to total loans were .23% and the allowance for loan losses to nonperforming loans was 792%. Net charge offs to average loans was .13% for the year.

We consistently scrutinize the quality of the loan portfolio and utilize the services of an outside loan review specialist. The loan review specialist reviews approximately 60% of the outstanding commercial loan portfolio annually and also performs periodic quality tests on the consumer and real estate mortgage portfolios. We believe the quality of the loan portfolio is very good and the allowance for loan losses is adequate for any unforseen problem loans.

The banks of Firstbank Corporation operate under four strategic priorities. The priorities are: the customer, employees, communities, and shareholders. Each of these priorities is linked. The customers are the focal point of how we have grown our company and are the foundation for the success of the other three priorities. We pride ourselves by providing customers with professional and efficient service which has resulted in our growth. A recent survey to determine customer satisfaction of a subsidiary bank indicated that 91% of customers were either satisfied or very satisfied with customer service, which exceeds results of national surveys.

Each employee is critical to our success. We spend a sizeable amount of time and money to ensure that employees are well trained and motivated to satisfy customer needs.

We are also cognizant of the needs of the communities we serve. We expect our employees to be involved in organizations within their communities and in many instances they assume important leadership roles.

Satisfied customers, employees that are dedicated to customer satisfaction, and leadership in the communities we serve all result in enhancement of franchise and shareholder value. When we are successful in our first three priorities, the shareholder is the beneficiary of our success. Through attention to the four priorities, we have increased the compounded growth of average assets of Firstbank Corporation by 11% annually over the past eight years and net income has increased 17% compounded annually for the same period.

Shareholder value as measured by share price and dividends created excellent value for Firstbank Corporation shareholders in 1995. The reported bid value of Firstbank Corporation shares at the end of 1995 was up 28% from the end of 1994. Cash dividends, adjusted for stock dividends, increased 22% in 1995 from $.54 per share in 1994 to $.66 per share in addition to increased market valuation. The Board of Directors will be reviewing 1995 financial results and earnings projections for 1996 early in the second quarter to determine if another increase in cash dividends is warranted.

A 5% stock dividend was issued at the end of 1995 and by late February the bid price of our stock increased from $24.75 per share to $27.00 per share for a 9% increase in market value.

In the fourth quarter of 1995, Firstbank Corporation upgraded its technology systems and acquired new technology to improve marketing and customer service. The new technology positions us to stay on the forefront of electronic banking. We recognize the need to deliver quality products and services at a reduced cost, and we continually monitor technology to benefit our customers and shareholders' value.

Bank of Alma directors, employees and customers were saddened by the unexpected death of Arland Conner. Mr. Conner passed away in December after working for Bank of Alma for 31 years. At the time of his death, he served as a Vice President of the bank, and manager of the Consumer Loan Department. He is deeply missed by his customers and the directors and employees of the Bank.

We appreciate the support of all shareholders whose commitment to Firstbank Corporation is vital to our success. We believe 1996 will be another successful year that will reward your investment in our company.

Respectfully submitted,



/s/JOHN MCCORMACK
John McCormack
President & Chief Executive Officer

[Dividend per Share Quarterly Average Graph]

SELECTED FINANCIAL DATA
FOR THE YEAR:                                1995           1994         1993         1992              1991
                                                      (Dollars in thousands, except per share data)
Interest income                          $  27,356       $  20,496    $  18,931    $ 18,284         $   19,533
Net interest income                         15,554          12,941       11,476       9,917              8,809
Provision for loan losses                    1,085           1,000        1,139         980                985
Noninterest income                           2,509           2,547        2,726       2,347              1,269
Noninterest expense                         11,813          10,328        9,522       8,701              8,635
Net income                                   3,865           3,221        2,841       2,003                270

AT YEAR END:
Total assets                               352,943         309,722      257,339     242,105            220,266
Total earnings assets                      327,232         286,956      243,443     224,886            200,630
Loans                                      264,847         223,391      178,394     143,432            141,965
Deposits                                   306,823         266,894      220,157     213,846            188,890
Shareholders' equity                        29,853          25,596       23,497      15,542             13,906

AVERAGE BALANCES:
Total assets                               330,079         268,399      247,659     222,658            213,706
Total earnings assets                      308,294         250,984      231,881     206,624            196,556
Loans                                      243,962         191,682      158,908     139,130            142,873
Deposits                                   288,692         234,546      217,621     196,804            186,288
Shareholders' equity                        27,569          24,787       18,271      14,840             14,296

PER SHARE:<F1>
Net income                                    2.52            2.12         2.28        1.76               0.25
Cash dividends                                0.66            0.54         0.51        0.49               0.49
Shareholders' equity                         19.36           16.76        15.47       13.49              12.30

FINANCIAL RATIOS:
Return on average total assets               1.17%           1.20%        1.15%       0.90%              0.13%
Return on average equity                    14.02%          12.99%       15.55%      13.50%              1.89%
Average equity to average assets             8.35%           9.24%        7.38%       6.66%              6.69%
Dividend payout ratio                       26.23%          26.09%       22.77%      28.01%            215.06%

<F1>All per share amounts adjusted for stock dividends and stock split

The Corporation's Firstbank subsidiary acquired a branch in Clare during 1992. In that transaction the bank assumed $16,000,000 of deposit liabilities. The purchase method of accounting was used for the transaction. Accordingly, the assets and operating results of this branch are included in the consolidated financial statements for periods after October 16, 1992, the date of purchase.

The Corporation's Bank of Alma subsidiary acquired a branch in St. Charles during 1994. In that transaction the bank assumed $11,000,000 of deposit liabilities and acquired $5,000,000 in earning assets. The assets, liabilities and operating results of this branch are included in the consolidated financial statements after November 11, 1994. The Corporation's 1st Bank subsidiary acquired branches in Fairview and Higgins Lake during 1994. In that transaction, the bank assumed $15,000,000 of deposit liabilities. The assets, liabilities and operating results of these branches are included in the consolidated results after November 30, 1994. The purchase method of accounting was used for these transactions.

The Corporation's Firstbank subsidiary acquired a branch in Mt. Pleasant during 1995. In that transaction, the bank assumed $11,000,000 of deposit liabilities. The purchase method of accounting was used for the transaction. Accordingly, the assets and operating results of this branch are included in the consolidated financial statements for periods after June 16, 1995.

THE CORPORATION'S FORM 10-K ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION WILL BE PROVIDED TO ANY SHAREHOLDER WITHOUT CHARGE UPON WRITTEN REQUEST. REQUESTS SHOULD BE ADDRESSED TO MARY D. DECI, CHIEF FINANCIAL OFFICER, FIRSTBANK CORPORATION, 311 WOODWORTH AVENUE, P. O. BOX 1029, ALMA, MICHIGAN 48801-6029.



























MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The purpose of this section of the annual report is to provide narrative discussion about Firstbank Corporation's financial condition and results of operations. Please refer to the consolidated financial statements and the selected financial data presented in this report in addition to the following discussion and analysis.


[Earnings Per Share Graph]

RESULTS OF OPERATIONS

HIGHLIGHTS

Record earnings headline the story of the Company's 1995 performance.
Net income of $3,865,000 for 1995 exceeded 1994 earnings by $645,000 or 20%. 1994 earnings surpassed 1993 results by 13%. Net interest income of $15.6 million was $2.7 million higher than the 1994 results, driven primarily by a $40 million increase in earning assets. In both the previous years of 1994 and 1993, earnings were enhanced by nonrecurring items. Net income in 1994 was augmented by a $291,000 (net of the effect of federal income tax) gain on termination of the Company's defined benefit pension plan. The Company's 1993 net income rose $256,000 relating to a required change in the Company's method of accounting for income taxes. The Company's 1995 net income was not increased by nonrecurring factors, but rather was the result of continued strength in core banking activities.

Management believes that standard performance indicators help evaluate the Company's performance. The Company posted a return on average assets of 1.17%, 1.20% and 1.15% in 1995, 1994, and 1993 respectively. Total average assets increased $62 million in 1995, $21 million in 1994, and $25 million in 1993. Return on average equity was 14.02%, 12.99%, and 15.55% for 1995, 1994, and 1993. Net income per share was $2.52, $2.12, and $2.28 for the same periods.

NET INTEREST INCOME

The core business of the Company is earning interest on loans and paying interest on deposits. In successfully managing this business, the Company has increased its net interest income by $2.6 million from 1994 for a 20% gain. Net interest margin was 5.29% in 1995, 5.47% in 1994, and 5.27% in 1993. These wide margins are maintained through strong lending activity. The Company's loan to deposit ratio, using average balances, was 83% at December 31, 1995, as compared to 80% and 81% at the end of 1994 and 1993. Loans grew $41 million during 1995 with all of the growth generated from the markets in which the Company operates.

                       -6-
Interest rates on earning assets and interest bearing liabilities are both subject to market forces. However, the Company can generally exercise more control over deposit costs than earning rates on assets. Loan products carry either fixed rates of interest or rates tied to market indices determined independently. The Company sets its own rates on deposits, providing management with some flexibility in determining the timing and proportion of rate changes for the cost of its deposits.

Summary of Consolidated Net Interest Income
                                      Year Ended                   Year Ended                      Year Ended
                                   DECEMBER 31, 1995           DECEMBER 31, 1994               DECEMBER 31, 1993

                              Average            Average  Average             Average   Average                Average
(Dollars in thousands)        Balance   Interest   Rate   Balance   Interest    Rate    Balance   Interest      Rate
Average Assets
 Interest earning
  assets:
  Securities available
     for sale
    Taxable securities       $ 30,198   $  1,945   6.45  $  26,532   $  1,360    5.10   $ 40,956    $ 2,144      5.23
    Tax exempt
      securities <F1>          28,026      2,355   8.04     28,476      2,398    8.13     26,139      2,238      8.29
    Total securities           58,224      4,300   7.21     55,008      3,758    6.69     67,095      4,382      6.43

   Loans <F1> <F2>            243,806     23,482   9.64    191,385     17,323    9.06    158,417     15,118      9.53
    Federal funds sold          6,028        359   5.93      4,449        226    5.06      6,338        190      3.00
    Interest bearing
      deposits                    235         16   8.37         31          3    8.37         31          3      8.27
       Total earning
         assets               308,293     28,157   9.11    250,873     21,310    8.48    231,881     19,693      8.48

    Nonaccrual loans              100                          186                           492
    Less allowance for
      loan loss                (4,458)                      (3,657)                       (2,747)
    Cash and due from
      banks                    12,706                       10,926                         8,552
    Other non earning
      assets                   13,438                        9,882                         9,482
        Total assets         $330,079                     $268,210                      $247,660

Average Liabilities
  Interest bearing
    deposits:
    Demand                   $ 61,201     $ 2,047  3.35   $ 55,152   $  1,494    2.71   $ 53,296    $ 1,461      2.74
    Savings                    54,879       1,533  2.80     50,447      1,407    2.79     46,086      1,428      3.10
    Time                      135,926       7,672  5.64     96,549      4,415    4.57     90,453      4,216      4.66
  Federal funds
    purchased and
    repurchase
    agreements                 10,401         550  5.29      5,828        239    4.11      5,750        199      3.46
  Notes payable                                                                            2,790        152      5.44
    Total interest
      bearing
      liabilities             262,407      11,802  4.50    207,976      7,555    3.63    198,375      7,456      3.76


                                      -8-
  Demand deposits              36,686                       32,398                        27,786
  Total funds                 299,093                      240,374                       226,161

  Other liabilities             3,417                        3,049                         3,228
    Total liabilities         302,510                      243,423                       229,389

  Average Shareholders'
    Equity                     27,569                       24,787                        18,271
      Total liabilities
      and shareholders'
      equity                 $330,079                     $268,210                      $247,660

  Net interest
    income<F1>                            $16,355                    $ 13,755                      $ 12,237

  Rate spread <F1>                                 4.61%                         4.85%                           4.72%

  Net interest margin
    (percent of
    average earning
    assets)  <F1>                                  5.29%                         5.47%                           5.27%

<F1> Presented on a fully taxable equivalent basis using a federal income tax rate of 34%.
<F2> Including loan fees of $1,060,300, $897,700, and $1,187,300, respectively.
    Interest is not included in nonaccrual loans.

The preceding table presents a comparison of average balances, average rates, rate spread and net interest margin on average assets for 1995, 1994 and 1993. The average earning rate on total earning assets was 9.11% in 1995, and 8.48% in 1994 and 1993. Prime rate remained unchanged during 1993 and increased 175 basis points during 1994. Although prime rate began and ended 1995 at the same level, it rose early in the year, and then declined during the last half of 1995. The Company's earning assets are primarily term instruments which do not reprice until maturity or refinancing occurs. The increase in the 1995 average earning rate is, to a large extent, the result of the prime rate increases of 1994. The average rate paid on interest bearing liabilities was 4.50% in 1995, 3.63% in 1994 and 3.76% in 1993. As management expected, the combination of the prime rate increases of 1994 and competition for deposit dollars have resulted in the Company offering a higher rate to its deposit customers. The largest increase in average rates paid on interest bearing liabilities is time deposits. This class of deposit tends to be more interest sensitive than demand or savings accounts.

The 1995 rate spread of 4.61% decreased 24 basis points from the 1994 level of 4.85% which was an increase of 13 basis points from 4.72% of 1993. Tax equivalent net interest income increased $2.6 million from 1994 to 1995 as total average assets rose $62 million for the same period. Net interest


                       -9-
margin decreased from 5.47% in 1994 to 5.29% in 1995. The decrease in both the rate spread and net interest margin are a result of average deposit rates rising more than average asset yields.

PROVISION FOR LOAN LOSSES

The provision for loan losses was $1.1 million in 1995 and 1993 and $1.0 million in 1994. Net charge offs were $309,000 in 1995 as compared to $154,000 and $279,000 in 1994 and 1993. Net charge offs as a percent of average loans were .13% for 1995, .08% for 1994, and .18% for 1993. At December 31, 1995, nonperforming assets were .23% of total loans compared to
 .31% and .37% for 1994 and 1993 respectively. Management actively monitors the adequacy of the allowance for loan losses and maintains the allowance at a level intended to provide for losses inherent in the portfolio.

NONINTEREST INCOME

Total noninterest income posted a small decrease of $37,000 or 1.5% from 1994 to 1995 after declining $2.5 million from 1993 to 1994. While service charges on deposit accounts, trust fees and other income items increased, the additions to those items were not enough to make up for the pension plan termination gain included in the 1994 results. The $272,000 addition to other noninterest income consists of three major items. First, recoveries on other real estate owned in 1995 were $82,000 higher than in 1994. Secondly, one of the Company's affiliates began a purchased receivable program in 1995. The income from that program was $120,000 in 1995. The third item is a result of impaired securities which were written down to their estimated market value in 1991. In 1992, holders of those securities initiated a class action suit against the issuers of the securities. Late in 1995, the Company received a settlement of $32,000 as a result of the litigation. The gain on sale of mortgages declined $95,000 in 1995 when compared to 1994, which was a $688,000 decrease from 1993. The Company's large mortgage origination volume in 1993 was a result of interest rates during that period that were lower than most outstanding mortgages at that time. Such a rate scenario created the opportunity for refinancings in addition to stimulating activity in the housing market. Management believes that the origination levels of 1993 are not likely to be repeated even if rates fall, although a decrease in rates would likely result in an increase in volume over 1995 levels.

Evident in the results of the mortgage banking activity of the last few years is the increase in the loans serviced for others. The mortgage loans serviced portfolio exceeded $128 million for a 16% increase when compared to 1994. The Company earned $329,000 from mortgage servicing in 1995 which surpassed the 1994 and 1993 earnings of $292,000 and $251,000. Beginning January 1, 1996, the Company will adopt Financial Accounting Standards Board Statements SFAS 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS. For further discussion of SFAS 122 please refer to Note D of the consolidated financial statements.



                      -10-
NONINTEREST EXPENSE

Noninterest expense posted a $1,484,000 or 14% increase in 1995 when compared to 1994, which was $806,000 or 8% higher than 1993. Salary and benefit expenses account for $632,000 of the rise in noninterest expenses. The personnel costs associated with operating three additional branches for the entire year and a fourth branch for over six months in addition to normal increments explain this increase. Occupancy expense showed a decline of $85,000 in 1995 after increasing $213,000 in 1994. The Company upgraded its data processing mainframe hardware and software in late 1995. The previous computer system was fully depreciated by the end of 1994, and 1995 results include only two months of depreciation expense for the mainframe computer hardware and software.

Deposit insurance costs have shown a reduction although insured deposits have increased $40 million. The insurance fund covering bank insured deposits (Bank Insurance Fund or BIF) became fully capitalized during the first half of 1995. As a consequence, the assessment rate on the Company's BIF insured deposits was reduced from $.23 to $.04 per $100 of deposits and the Company received refunds from BIF of $89,000 in the third quarter of 1995. BIF continues to be well capitalized and management expects the FDIC insurance cost for bank insured deposits to be $2,000 per year per affiliate bank.
Some of the Company's affiliate banks have purchased deposits from Savings and Loan Associations that continue to be insured by the Savings Association Insurance Fund (SAIF). The Company currently has $37 million of deposits insured with SAIF. Those deposits will continue to have insurance costs associated with them which are in excess of the BIF insurance premiums. In addition, a recapitalization plan for the SAIF is under consideration by Congress to provide for a special assessment on all SAIF insured deposits. The estimated effect of this one time assessment is not expected to have a material effect on the financial position or results of operations.

Other noninterest expense increased $1,051,000 in 1995 after rising $243,000 in 1994. Much of this increase is a result of operating three branches acquired late in 1994 for the entire 1995 year. In addition, the Company purchased a branch in the second quarter of 1995. The costs associated with operating that facility are included in the 1995 results, subsequent to its acquisition date. Management intends to continue to actively pursue acquisition opportunities that will enhance shareholder value.

FEDERAL INCOME TAX EXPENSE

The Company's effective tax rate was 25%, 23%, and 27% for 1995, 1994, and 1993 respectively. The principal difference between those percentages and the corporate tax rate of 34% is the Company's investment in securities and loans which provided income exempt from federal income tax. In 1993, the Company adopted Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES. Adoption of the standard had no material effect apart from the $256,000 cumulative effect adjustment recorded at the time of adoption, which increased 1993 earnings.

                      -11-
FINANCIAL CONDITION

BALANCE SHEET STRUCTURE

Total assets of the Company at December 31, 1995 surpassed the December 31, 1994 total by $43 million or 14% to reach $353 million. Loans grew $41.5 million during this one year period, with all classes of loans increasing. In addition to the expansion of portfolio loans, mortgage loans serviced for others rose $18 million.

The following table displays the change in loan balances during 1995.

                                                       (Dollars in thousands)
                              1995         1994         CHANGE    % CHANGE
Commercial                $   115,779       $ 99,307     $  16,472     16.6%
Real Estate Mortgage           90,753         73,760        16,993     23.0%
Consumer                       58,315         50,324         7,991     15.9%
     Total                $   264,847       $223,391     $  41,456     18.6%

Mortgages Serviced
  for others              $   128,418       $110,472     $  17,946     16.2%

Management expects loan demand will continue to be strong during the next twelve months, but that the rate of growth will diminish. Much of the loan growth experienced in 1995 is attributable to the sites selected for new branches over the last three years. As the personnel from these offices have become established in their respective communities, they have been able to successfully compete for loan business. Michigan's stable economy has created loan demand in all three portfolios of the Company's loans. The loan growth has been funded by an increase in deposits and a decrease in investment securities.

Pursuant to the FASB Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT NO. 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, the entire portfolio of held to maturity securities was transferred to the available for sale classification on December 12, 1995. The Company believes that the reclassification of all securities as available for sale will provide management with greater flexibility in managing its assets and liabilities. The Company has used the proceeds from the maturities and sales of investment securities to fund loan growth.

Premises and equipment increased $2,155,000 after depreciation expense of $437,000. The Company opened three new branch bank facilities during 1995 in addition to purchasing a new mainframe computer system and upgrading the mainframe software. During the year, an affiliate bank began a courier service as a subsidiary of that bank. The building and vehicles needed to operate the courier service were added to premises and equipment during 1995.

                      -12-
Deposit growth of $40 million was primarily used to fund the increase in loans. The majority of the addition to deposits is in time deposits. The Company has aggressively promoted its time deposit products in an attempt to mitigate the volatility of its deposit portfolio. Also included in the increase in deposits is $11 million of deposits from branch acquisitions.

Securities sold under agreements to repurchase and overnight borrowings have decreased $2.3 million from December 31, 1994. The majority of this decrease is from a $1.7 million drop in securities sold under agreements to repurchase. The Company's governmental depositors are demonstrating a preference for time deposits instead of securities sold under agreements to repurchase. The Company has designed a product for certain large customers that automates the notification standards of securities sold under agreement to repurchase while providing these customers with the flexibility they desire.

ASSET QUALITY

Management continues to be aggressive in its recognition of problem loans.
In most cases, when a loan becomes 90 days past due, all income earned but not paid is deducted from current income. Loans are carried at an amount management believes will be collected. A balance not deemed collectible is charged against the allowance. In 1995 net chargeoffs were $309,000 compared to $154,000 and $279,000 in 1994 and 1993 respectively.

Nonperforming loans are defined as nonaccrual loans, loans 90 days or more past due, and any loans where the terms have been renegotiated. Total nonperforming loans were $615,000 and $597,000 at the end of 1995 and 1994 respectively. The average investment in impaired loans for the year ended December 31, 1995 was $304,000, as more fully disclosed in Note E to the financial statements. Nonaccrual loans were $47,000 at December 31, 1995, compared to $120,000 at the end of 1994.

The allowance for loan losses increased $776,000 or 19% during 1995. The allowance for loan losses represented 1.84% of outstanding loans at December 31, 1995 and 1994. Management maintains the allowance at a level which adequately provides for losses inherent in the portfolio. Such losses are estimated by a variety of factors, including specific examination of certain borrowing relationships and consideration of historical losses incurred on certain types of credits. Management focuses on early identification of problem credits through ongoing review by management, loan personnel and an outside loan review contractor.


LIQUIDITY AND INTEREST RATE SENSITIVITY

The primary goal of asset liability management is to achieve reasonable and predictable earnings and liquidity. Related to that goal is the maintenance of a proper balance between interest earning assets and interest bearing liabilities.

                      -13-
Liquidity management also involves the ability to meet the cash flow requirements of the Company's customers. These customers may be either borrowers needing to meet their credit needs or depositors wanting to withdraw funds. Management of interest rate sensitivity attempts to avoid widely varying net interest margins and to achieve consistent net interest income through periods of changing interest rates. The prime rate increased 50 basis points in early 1995, which put pressure on the rates the Company pays on deposit products. Two 25 basis point decreases in the prime rate subsequent to the initial increase have put the prime rate back to the same level as the end of 1994.

The Company earned a net interest margin of 5.29% in 1995 compared to 5.47% in 1994. Loan yields were 9.64% and 9.06% in 1995 and 1994 respectively, and deposit costs were 3.89% and 3.12% for the same periods. While considering that loan yields rose 58 basis points while deposit costs have increased 77 basis points, the challenge of asset liability management becomes clear. An increase in deposit rates affects most rates paid immediately. Therefore, deposit rate increases have a significant negative impact on net interest margin. With the exception of variable rate loans, a corresponding increase in loan rates does not affect the Company's customers, and therefore the Company's yield, until a new loan is made.

The principal sources of liquidity for the Company are maturing securities, federal funds sold, loan payments by borrowers, investment securities, loans held for sale, and deposit or deposit equivalent growth. Securities maturing within one year at both December 31, 1995 and 1994, totaled $15 million. Estimated maturities of collateralized mortgage obligations are based on their recent payment history.























                      -14-
The following table shows the interest sensitivity gaps for five different intervals as of December 31, 1995:

                                      MATURITY OR REPRICING FREQUENCY
                                           (Dollars in millions)
                                          2 days        4 mos.    13 mos.
                                          through      through   through
                                 1 day     3 mos.       12 mos.   5 yrs.     5+ yrs.
Interest earning assets:
Loans                          $  77.3     $ 19.9      $ 37.6    $ 113.9     $ 16.1
Investment securities              0.0        1.2        13.7       33.7       12.7
Other earning assets               1.0        0.2         0.0        0.0        0.0
  Total                           78.3       21.3        51.3      147.6       28.8

Interest bearing
  liabilities:
Deposits                         118.6       41.0        75.1       32.9        0.3
Other bearing liabilities          3.4        4.6         3.9        0.1        0.2
Total                            122.0       45.6        79.0       33.0        0.5

Interest sensitivity gap         (43.7)     (24.3)      (27.7)     114.6       28.3

Cumulative gap                 $ (43.7)    $(68.0)     $(95.7)   $  18.9     $ 47.2

For the one day interval, maturities of interest bearing liabilities exceed those of interest earning assets by $43.7 million. The one day maturity classification includes $119 million of savings and checking accounts which are contractually available to the Company's customers, but function however as a core deposit, or a liability with a considerably longer maturity. The pattern of interest sensitive liabilities exceeding interest sensitive assets continues through the one year time frame resulting in a cumulative excess of $95.7 million. For the time periods of over one year to five years, and 5+ years, the trend reverses so that at 5+ years, interest sensitive assets exceed interest sensitive liabilities by a cumulative gap of $47 million.

[Book Value Per Share Graph]

Interest rate sensitivity varies with different types of interest earning assets and interest bearing liabilities. Overnight investments, on which rates change daily, and loans tied to the prime rate, differ considerably from long term investment securities and fixed rate loans. Time deposits over $100,000 and money market accounts are more interest sensitive than regular savings accounts. Comparison of the repricing intervals of interest earning assets to interest bearing liabilities is a measure of the interest sensitivity gap. Balancing this gap is a continual challenge in a changing rate environment. The Company relies on a computer modeling technique to

                      -15-
measure interest rate sensitivity. The Company uses a sophisticated computer program to perform analysis of interest rate risk and assist with its asset liability management.


CAPITAL RESOURCES

The Company obtains funds for its operating expenses and dividends to shareholders through dividends from its subsidiary banks. In general, the subsidiary banks pay only those amounts required to meet holding company cash requirements. No excess liquidity is accumulated at the holding company, rather capital is maintained at the subsidiary banks to support growth.

Bank regulators have established risk based capital guidelines for banks and bank holding companies. Minimum capital levels are established under these guidelines. Each asset category is assigned a perceived risk weighting. Off balance sheet items such as loan commitments and standby letters of credit also require capital allocations.

The following table compares the Company's capital ratios at December 31, 1995, to current regulatory guidelines:

                                   Tier 1         Tier 1           Total
                                  Leverage     Risk-Based        Risk-Based
                                   RATIO      CAPITAL RATIO     CAPITAL RATIO
Adequately capitalized
 regulatory level                   4.00%           4.00%           8.00%

Well capitalized regulatory
 level                              5.00%           6.00%          10.00%

Firstbank Corporation --
 Consolidated                       8.08%           9.94%          11.20%
 Bank of Alma                       8.37%          10.78%          12.02%
 Firstbank                          8.14%           9.46%          10.72%
 1st Bank                           7.42%           9.16%          10.42%












                      -16-
The following table shows the dollar amounts, in thousands, by which the Company's capital exceeds current regulatory requirements:

                                                   Tier 1          Total
                                    Tier 1       Risk-Based      Risk-Based
                                   LEVERAGE       CAPITAL          CAPITAL
                                        (Dollars in Thousands)
Capital balances at 12/31/95        $26,578       $26,578         $29,938

Adequate regulatory capital
 level                               13,144        10,691          21,383

Excess                              $13,434       $15,887         $ 8,555

The Federal Deposit Insurance Corporation insures specified customer deposits and assesses premium rates based on defined criteria. Insurance assessment rates may vary from bank to bank based on the factors that measure the perceived risk of a financial institution. One condition for maintaining the lowest risk assessment and therefore the lowest insurance rate is the maintenance of capital at the "well capitalized" level. Each of the Company's affiliate banks has exceeded the regulatory criteria for a "well capitalized" financial institution, and therefore is paying the lowest assessment rate assigned by FDIC.

A certain level of capital growth is desirable to maintain a good ratio of equity to total assets. The compound annual growth rate for total average assets for the past five years was 10.95%. The compound annual growth rate for average equity over the same period was 16.04%. The compound annual growth rate for equity includes the stock offering in 1993.

Management has determined that one way of maintaining capital adequacy is to maintain a reasonable rate of internal capital growth. The percentage return on average equity times the percentage of earnings retained after dividends equals the internal growth percentage. The following table illustrates this relationship:

                                                 1995       1994      1993
          Return on Equity                       14.0%      13.0%     15.6%
            MULTIPLIED BY
          Percentage of Earnings Retained        73.8%      73.9%     77.2%
            EQUALS
          Internal Capital Growth                10.3%       9.6%     12.0%


                      -17-
The increase in the rate of internal capital growth in 1995 is an indication of the effective deployment of the capital addition from the 1993 stock offering. The decrease in the rate of internal capital growth in 1994 is a result of a decrease in return on average equity. The 1993 stock offering affects the return on equity calculation for the entire year of 1994, but only the last quarter of 1993. To maintain sufficient capital, management has determined that the rate of internal capital growth should average at least 5%. To achieve this goal, management will continue its efforts to increase the Company's return on average equity while maintaining a reasonable cash dividend.

As an additional enhancement to capital growth, the Company offers a dividend reinvestment program. The Firstbank Corporation Dividend Reinvestment Plan was first offered in 1988. At December 31, 1988, 123 owners of 86,325 shares participated in the plan. By the end of 1995, 396 owners holding 315,471 shares were participating in the plan.

The Company is not aware of any recommendations by regulatory authorities at December 31, 1995, which are likely to have a material effect on Firstbank Corporation's liquidity, capital resources or operations.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION (SFAS
123). The Statement establishes new methods of reporting stock based compensation costs in the financial statements. For a complete description of this standard, refer to Note A to the financial statements.


IMPACT OF INFLATION AND CHANGING PRICES

Most assets and liabilities of a financial institution are monetary in nature. This differs from most commercial and industrial companies that have significant investments in fixed assets or inventories. The effect of inflation on financial institutions is to a large extent indirect and the measure of such impact is largely subjective.

Noninterest expenses tend to rise during periods of general inflation. Inflation levels are to some degree reflected in interest rates. Changes in interest rates, which are somewhat attributable to changes in inflation rates or uncertainty concerning changes in inflation rates, do affect the earnings of the Company. The Company seeks to protect net interest income from the adverse effects of interest rate fluctuations through its asset liability management program.

The Company believes that general increases in bank assets and deposits result in part, from monetary inflation. As bank assets and liabilities increase, the bank must increase equity capital proportionately to maintain appropriate relationships between assets and equity.

FIRSTBANK CORPORATION AND SUBSIDIARIES

QUARTERLY RESULTS OF OPERATIONS
(In thousands, except per share amounts)                 1995
                                     1st         2nd      3rd      4th
                                   QUARTER     QUARTER  QUARTER  QUARTER      YEAR
Interest income                    $6,231      $6,728   $7,130   $7,267     $27,356
Net interest income                 3,725       3,835    3,964    4,030      15,554
Provision for loan losses             340         230      170      345       1,085
Income before federal income
  taxes                             1,278       1,251    1,305    1,332       5,166
Net income                            954         950      962      999       3,865
Net income per share<F1>              .63         .62      .63      .64        2.52

                                                         1994
                                     1st         2nd      3rd       4th
                                   QUARTER     QUARTER  QUARTER   QUARTER     YEAR
Interest Income                    $4,554      $4,880   $5,263    $5,799     $20,496
Net interest income                 2,840       3,133    3,354     3,614      12,941
Provision for loan losses             138         298      387       177       1,000
Income before federal income
  taxes                             1,087         984    1,206       883       4,160
Net income                            836         804      878       703       3,221
Net income per share<F1>              .55         .52      .58       .47        2.12

  <F1>Adjusted for stock dividend


COMMON STOCK DATA

Firstbank Corporation shares were held by 893 shareholders of record as of December 31, 1995. Total shareholders, including those whose shares are held in street name, are approximately 1,100. The Company's shares are listed on the NASD Over the Counter Bulletin Board under the symbol FBMI and are traded by several brokers. The range of bid prices for shares of common stock for each quarterly period during the past two years is as follows:








                      -19-

                         LOW AND HIGH BID QUOTATIONS
                                  1995                    1994
First Quarter               $19.52 - $20.95         $18.14 - $19.05
Second Quarter              $20.71 - $23.10         $19.05 - $19.28
Third Quarter               $23.10 - $23.57         $19.05 - $19.28
Fourth Quarter              $23.81 - $25.00         $19.05 - $19.52

The prices quoted above are obtained on a weekly basis from the NASD System. The over the counter market quotations reflect interdealer prices without retail mark up, mark down, or commission, and may not necessarily represent actual transactions. Prices have been adjusted to reflect stock dividends.

The following table summarizes cash dividends paid per share (retroactively restated to give effect to stock dividends) of common stock during 1995 and 1994.

                                      1995          1994
First Quarter                         $ .1429       $ .1357
Second Quarter                        $ .1714         .1357
Third Quarter                         $ .1714         .1357
Fourth Quarter                        $ .1714         .1357
                                      $ .6571       $ .5428

The Company's principal sources of funds to pay cash dividends are the earnings of and dividends paid by the subsidiary banks. Under current regulations, the subsidiary banks are restricted in their ability to transfer funds in the form of cash dividends, loans and advances to the Company (See Note N). As of January 1, 1996, approximately $6,471,000 of the subsidiaries' retained earnings are available for transfer in the form of dividends to the Company without prior regulatory approval. In addition, to the extent of the subsidiaries' 1996 earnings, such earnings will be available for distributions as dividends to the Company.

REPORT OF INDEPENDENT AUDITORS





Board of Directors and Shareholders
Firstbank Corporation
Alma, Michigan


We have audited the consolidated balance sheets of Firstbank Corporation as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Firstbank Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company changed its methods of accounting for impaired loans in 1995 and investments and income taxes in 1993.


                                        /s/CROWE, CHIZEK AND COMPANY LLP
                                        Crowe, Chizek and Company LLP


Grand Rapids, Michigan
January 19, 1996





FIRSTBANK CORPORATION

CONSOLIDATED BALANCE SHEETS
                                                              DECEMBER 31
                                                     1995                    1994
ASSETS
Cash and due from banks--Note B                 $ 15,526,265            $ 15,152,634
Short term investments                             1,222,475                 706,227
         Total cash and cash equivalents          16,748,740              15,858,861
Securities available for sale--
 Notes C and I                                    61,266,466              25,234,530
Securities held to maturity (fair value:
  $37,928,730)
 --Notes C and I                                                          37,998,951
Loans:
 Loans held for sale--Note D                       2,606,213               2,992,194
 Portfolio loans--Notes E and K:
    Commercial                                   115,779,085              99,306,532
    Real estate mortgage                          88,146,830              70,767,698
    Consumer                                      58,315,109              50,324,264
                          Total loans            264,847,237             223,390,688
 Less allowance for loan losses                   (4,876,000)            (4,1000,000)
                            Net loans            259,971,237             219,290,688
 Premises and equipment, net--Note F               7,006,008               4,851,612
 Acquisition intangibles                           2,227,911               1,964,184
 Accrued interest receivable                       2,259,443               1,697,252
 Other assets                                      3,463,020               2,825,924
                       TOTAL ASSETS             $352,942,825            $309,722,002

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Deposits:
 Noninterest bearing accounts                   $ 38,847,288            $ 36,113,926
 Interest bearing accounts:
    Demand                                        64,288,096              60,317,875
    Savings                                       54,343,238              54,368,810
    Time--Note H                                 149,344,719             116,092,944
                       Total Deposits            306,823,341             266,893,555
Securities sold under agreements to
 repurchase and overnight borrowings--
    Notes C and I                                 11,842,279              14,143,470
Accrued interest and other liabilities             4,424,552               3,088,964
                       Total liabilities         323,090,172             284,125,989
COMMITMENTS AND CONTINGENTS--Notes L and M




                                     -22-
SHAREHOLDERS' EQUITY
Preferred stock; no par value,
 300,000 shares authorized, none issued
Common stock;
 2,500,000 shares authorized; 1,542,295
    and 1,542,083 shares issued and
    outstanding in 1995 and 1994
    respectively                                  21,355,293              19,540,938
Retained earnings                                  7,583,783               6,550,164
Unrealized appreciation (depreciation) on
 securities available for sale, net of
 income tax of ($470,632) in 1995,
 and $173,231 in 1994--Note A                        913,577                (336,272)
               Total shareholders' equity         29,852,653              25,754,830

Less 15,414 unallocated ESOP shares in
 1994--Note J                                                               (158,817)
             Total Shareholders' equity           29,852,653              25,596,013

                    TOTAL LIABILITIES AND
                    SHAREHOLDERS' EQUITY        $352,942,825            $309,722,002

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



























FIRSTBANK CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
                                                             YEAR ENDED DECEMBER 31
                                                   1995                1994            1993
Interest income:
 Loans, including fees                         $23,482,159         $17,330,498     $15,117,529
 Securities:
   Available for sale - Taxable                  1,501,296             752,896
   Available for sale - Exempt
     from federal income tax                       175,924              52,140
   Held to maturity - Taxable                      443,346             606,992       2,143,466
   Held to maturity - Exempt from
     federal income tax                          1,378,401           1,524,905       1,477,402
 Short term investments                            375,083             228,510         192,843
                Total interest income           27,356,209          20,495,941      18,931,240

Interest expense:
 Deposits                                       11,252,294           7,315,617       7,103,679
 Notes payable and other                           549,629             239,786         351,136
               Total interest expense           11,801,923           7,555,403       7,454,815
                  Net interest income           15,554,286          12,940,538      11,476,425
Provision for loan losses--Note E                1,085,000           1,000,060       1,139,000
            Net interest income after
            provision for loan losses           14,469,286          11,940,478      10,337,425
Noninterest income:
 Service charges on deposit
   accounts                                        946,172             783,207         729,875
 Gain on sale of mortgage loans--
   Note D                                          302,382             397,079       1,084,964
 Mortgage servicing--Note D                        329,188             292,311         250,813
 Trust fees                                        224,207             182,608         195,764
 Gain on sale of securities--Note C                 24,072              38,817         155,981
 Gain on termination of plan--Note J                                   441,450
 Other                                             683,704             411,985         308,132
             Total noninterest income            2,509,725           2,547,457       2,725,529
Noninterest expense:
 Salaries and employees benefits                 5,834,699           5,202,642       4,878,714
 Occupancy                                       1,507,268           1,592,267       1,378,878
 FDIC Insurance premium                            327,704             466,550         464,049
 Michigan Single Business tax                      293,200             268,300         245,300
 Other                                           3,849,661           2,798,280       2,554,849
            Total noninterest expense           11,812,532          10,328,039       9,521,790
         Income before federal income
       taxes and cumulative effect of
       change in accounting principle            5,166,479           4,159,896       3,541,164
Federal income taxes--Note G                     1,301,000             939,000         956,000


                                     -24-

       Income before cumulative effect of
       change in accounting principle            3,865,479           3,220,896        2,585,164
Cumulative effect of change in
 accounting principle --Note A                                                          256,000

                           NET INCOME          $ 3,865,479         $ 3,220,896      $ 2,841,164
Per Share--Note A
 Earnings before cumulative effect
   of change in accounting principle                 $2.52               $2.12            $2.07
 Cumulative effect of change in
   accounting principle                                                                    0.21

                 NET INCOME PER SHARE                $2.52               $2.12            $2.28

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

FIRSTBANK CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                             Net Unrealized
                                                              Appreciation
                                                             (Depreciation)
                                                              on Securities      Unallocated
                              Common           Retained         Available           ESOP
                               STOCK           EARNINGS         FOR SALE           SHARES           TOTAL
Balances at
  January 1, 1993            $11,224,289    $ 4,776,314                         $ (458,817)     $ 15,541,786
Cash dividends--
  $.51 per share                               (661,850)                                            (661,850)
5% stock dividend-
  73,176 shares                1,310,847     (1,316,817)                                              (5,970)
Issuance of 350,761
  shares of common
  stock                        5,485,542                                                           5,485,542
Issuance of 3,647
  shares of
  restricted stock--
  Note J                          68,513                                                              68,513
Allocation of 14,557
  shares to ESOP
  participant
  accounts--Note J                                                                 150,000           150,000
Unrealized
  appreciation on
  available for
  sale of securities,
  net of tax of
  ($42,105)                                                      $ 78,194                             78,194
Net income for 1993                           2,841,164                                            2,841,164
             BALANCES AT
       DECEMBER 31, 1993      18,089,191      5,638,811            78,194         (308,817)       23,497,379

Cash dividends--
  $.54 per share                               (840,233)                                            (840,233)
5% stock dividend-
  73,105 shares                1,462,104     (1,469,310)                                              (7,206)
Issuance of 29 shares of
  common stock through
  exercise of stock
  options--Note J                    518                                                                 518
Allocation of 14,557
  shares to ESOP
  participant accounts
  --Note J                                                                         150,000           150,000

                                     -26-
Forfeiture of restricted
  stock                          (10,875)                                                            (10,875)
Net change in unrealized
  appreciation
  (depreciation) on
  securities available
  for sale, net of
  tax of $215,336                                                (414,466)                          (414,466)
Net income for 1994                           3,220,896                                            3,220,896
             BALANCES AT
       DECEMBER 31, 1994      19,540,938      6,550,164          (336,272)        (158,817)       25,596,013

Cash dividends--$.66
  per share                                  (1,013,748)                                          (1,013,748)
5% stock dividend-
  73,113 shares                1,809,547     (1,818,112)                                              (8,565)
Issuance of 63 shares
  of common stock
  through exercise
  of stock options--
  Note J                           1,289                                                               1,289
Issuance of 145 shares
  of common stock                  3,519                                                               3,519
Allocation of 15,414
  shares to ESOP
  participant accounts--
  Note J                                                                           158,817           158,817
Net change in unrealized
  appreciation
  (depreciation) on
  securities available
  for sale, net of tax
  ($643,863)                                                    1,249,849                          1,249,849
Net income for 1995                           3,865,479                                            3,865,479
             BALANCES AT
       DECEMBER 31, 1995     $21,355,293     $7,583,783        $  913,577         $      0       $29,852,653

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.













FIRSTBANK CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          YEAR ENDED DECEMBER 31
                                                                1995              1994                 1993
OPERATING ACTIVITIES
 Net income                                               $  3,865,479       $ 3,220,896           $ 2,841,164
 Adjustments to reconcile net income to net cash
    provided by operating activities:
    Provision for loan losses                                1,085,000         1,000,060             1,139,000
    Depreciation of premises and equipment                     436,564           710,927               595,124
    Provision for loss (recovery) on certain other
      real estate                                                                 (1,896)              (93,799)
    Net amortization of security premiums/discounts            287,659           606,215             1,010,068
    Gain on sale of securities                                 (24,072)          (38,817)             (155,981)
    Allocation of common stock to ESOP participants            158,817           150,000               150,000
    Amortization of acquisition intangibles                    232,348           188,135               178,920
    Gain on sale of mortgage loans                            (302,382)         (397,079)           (1,084,964)
    Proceeds from sales of mortgage loans                   34,262,839        35,151,078            71,048,088
    Loans originated for sale                              (33,574,477)      (38,648,315)          (69,963,124)
    Unrealized loss on loans held for sale                                       160,000
    Increase in accrued interest receivable and
      other assets                                          (1,843,046)         (544,344)              (95,664)
    Increase (decrease) in accrued interest payable
      and other liabilities                                  1,335,588           245,927              (154,177)
               NET CASH PROVIDED BY OPERATING ACTIVITIES     5,920,317         1,802,787             5,414,655

INVESTING ACTIVITIES
 Proceeds from sale of securities available for sale         6,188,687         4,262,296
 Proceeds from sale of securities                                                                    5,314,905
 Proceeds from maturities of securities available
    for sale                                                 4,280,804         6,896,076
 Proceeds from maturities of securities held to
    maturity                                                 9,102,877        13,648,132
 Proceeds from maturities of securities                                                             28,134,295
 Purchases of securities available for sale                (13,636,714)      (19,233,012)
 Purchases of securities held to maturity                   (2,338,617)       (8,095,352)
 Purchases of securities                                                                           (27,199,743)
 Net increase in portfolio loans                           (42,151,529)      (36,650,324)          (35,241,597)
 Loans from branch acquisitions                                               (4,766,260)
 Net purchases of premises and equipment                    (2,590,960)       (1,030,928)             (333,189)
 Increase in acquisition intangibles                          (496,076)       (1,566,772)
                   NET CASH USED BY INVESTING ACTIVITIES   (41,641,528)      (46,536,144)          (29,325,329)

FINANCING ACTIVITIES
 Deposits from branch acquisitions                          10,901,185        25,556,817
 Net increase in deposits                                   29,028,601        21,180,032             6,309,769
 Payments on notes payable                                                                          (3,489,625)


                                     -28-
 Increase (decrease) in securities sold under
    agreements to repurchase and overnight borrowings       (2,301,191)        3,301,188             4,376,476
 Cash dividends and cash paid in lieu of
    fractional shares on stock dividend                     (1,022,313)         (847,439)             (667,820)
 Net proceeds from issuance/cancellation of common stock         4,808           (10,357)            5,485,542
               NET CASH PROVIDED BY FINANCING ACTIVITIES    36,611,090        49,180,241            12,014,342

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               889,879         4,446,884           (11,896,332)
Cash and cash equivalents at beginning of year              15,858,861        11,411,977            23,308,309

CASH AND CASH EQUIVALENTS AT END OF YEAR                  $ 16,748,740      $ 15,858,861          $ 11,411,977
Supplemental disclosure of cash flow information:
 Interest paid                                            $ 11,489,482      $  7,461,327          $  7,617,875
 Income taxes paid                                           1,710,000           990,000             1,320,000

Supplemental disclosure of non-cash investing activities--See Note A

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

































NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND NATURE OF OPERATIONS: The consolidated financial statements include the accounts of Firstbank Corporation (the "Company") and its wholly owned subsidiaries, Bank of Alma, Firstbank and 1st Bank (the "Banks") after elimination of intercompany accounts and transactions.

The Company is a bank holding company. Each subsidiary bank of the Company is a full service community bank. The subsidiary banks offer all customary banking services, including the acceptance of checking, savings and time deposits, and the making of commercial, agricultural, real estate, personal, home improvement, automobile and other installment and consumer loans.
Trust services are provided throughout the Company's service area by one of its subsidiary banks. The consolidated assets of the Company of $352,943,000 as of December 31, 1995, primarily represent commercial and retail banking activity. Mortgage loans serviced for others of $128,418,000 and trust assets of $59,238,000 as of December 31, 1995, are not included in the Company's consolidated balance sheet.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.
Actual results could differ from those estimates.

CERTAIN SIGNIFICANT ESTIMATES: The primary estimates incorporated into the Company's financial statements which are susceptible to change in the near term include the allowance for loan losses and the determination and carrying value of certain financial instruments.

CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS: The Company's business is concentrated in the mid-central section of the lower peninsula of Michigan. Management is of the opinion that no concentrations exist that make the Company vulnerable to the risk of a near term severe impact. While the loan portfolio is diversified, the customers' ability to honor their debts is partially dependent on the local economies. The Company's service area is primarily dependent on the manufacturing (automotive and other), agricultural and recreational industries. Most commercial and agricultural loans are secured by business assets, including commercial and agricultural real estate and federal farm agency guarantees. Generally, installment loans are secured by various items of personal property and mortgage loans are secured by residential real estate.



                      -30-
CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits with banks, federal funds sold and overnight money market fund investments. Generally, federal funds and overnight money market funds are purchased for a one day period. The Company reports customer loan transactions and deposit transactions on a net cash flow basis.

SECURITIES: Securities available for sale consist of bonds and notes not classified as held to maturity. Such securities might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. At December 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES (SFAS 115). As required by SFAS 115, securities classified as available for sale on or after December 31, 1993, are reported at their fair value and the related unrealized holding gain or loss (the difference between the fair value and amortized cost of the securities so classified) is reported, net of related income tax effects, as a separate component of shareholders' equity until realized. Bonds and notes for which management has the positive intent and the Company has the ability to hold to maturity are reported at amortized cost.

Gains and losses on sales are determined using the specific identification method. Premium and discount amortization is recognized in interest income using the level yield method over the period to call or maturity, whichever is earlier.

MORTGAGE BANKING ACTIVITIES: Mortgage loans originated and intended for sale in the secondary market are accounted for at the lower of aggregate cost or market value. Net unrealized losses are recognized through a valuation allowance by charges to income.

PORTFOLIO LOANS: Loans receivable, for which management has the intent and ability to hold for the foreseeable future or payoff, are reported at their outstanding unpaid principal balances reduced by charge offs and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts. Loan origination fees and certain origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is maintained at a level believed by management to be adequate to absorb inherent losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio and other relevant factors. The allowance is increased by provisions for loan losses charged to expense and reduced by charge offs, net of recoveries.



                      -31-
In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN, and later amended by No. 118, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN -- INCOME RECOGNITION AND DISCLOSURES (SFAS 114 and
118). As amended, SFAS 114, adopted by the Company at January 1, 1995, requires that impaired loans, as defined, be measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of collateral if the loan is collateral dependent. Under this standard, loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require increase, such increase is reported as bad debt expense. The effect of adopting this standard is reported in the provision for loan losses, and was not material for 1995.

Smaller balance homogeneous loans such as residential first mortgage loans secured by one to four family residences, residential construction loans, automobile, home equity and second mortgage loans are collectively evaluated for impairment. Commercial loans and first mortgage loans secured by other properties are evaluated individually for impairment. When credit analysis of the borrower's operating results and financial condition indicates the underlying ability of the borrower's business activity is not sufficient to generate adequate cash flow to service the business' cash needs, including the Company's loans to the borrower, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 90 days or less. Commercial credits are rated on a scale of 1 to 8, with grades 1 to 4 being pass grades, 5 being special attention or watch, 6 substandard, 7 doubtful and 8 loss. Loans graded 6, 7 and 8 are considered for impairment. Loans are generally moved to nonaccrual status when 90 days or more past due. These loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual and renegotiated loans and nonperforming and past-due asset disclosures.

PREMISES AND EQUIPMENT: Premises and equipment are stated on the basis of cost, less accumulated depreciation. Depreciation is computed primarily by accelerated methods over the estimated useful lives of the assets for income tax purposes and primarily by the straight line method for financial reporting purposes.

OTHER REAL ESTATE: Other real estate (included as a component of other assets) includes properties acquired through either a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. These properties are evaluated periodically and are carried at the lower of cost or estimated fair value less estimated costs to sell.


                      -32-
ACQUISITION INTANGIBLES: The acquisition of purchased subsidiaries and branches has included amounts related to the value of customer deposit relationships ("core deposit intangibles") and excess of cost over estimated fair value of net assets acquired ("goodwill"). The core deposit intangibles are amortized over the expected life of the value of the acquired relationship, approximately 5 years. The goodwill is amortized over 15 years.

INTEREST INCOME: Interest on loans is accrued over the term of the loans based upon the principal outstanding. Under SFAS 114, as amended by SFAS 118, the carrying value of impaired loans is periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such and other cash payments are reported as reductions in carrying value. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in bad debt expense.

INCOME TAXES: Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES (SFAS
109). The Corporation records income tax expense based on the amount of taxes due on its tax return plus the change in deferred taxes computed based on the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. The effect of the adoption of SFAS 109 as of January 1, 1993, is shown as the cumulative effect of a change in accounting principle in the 1993 consolidated statement of income.

The Company and its subsidiaries file a consolidated federal income tax return on a calendar year basis.

NET INCOME PER SHARE AND OTHER: Per share amounts are based on the weighted average net shares outstanding (which excludes unallocated ESOP shares) for each period (1,534,375 shares in 1995; 1,519,911 shares in 1994; and 1,248,286 shares in 1993). Options are excluded from the calculation because their effect is immaterial. All share and per share amounts have been adjusted to reflect a two for one stock split effective September 15, 1993, and all share and per share amounts have also been adjusted for the 5% stock dividends paid in 1995, 1994 and 1993.

ISSUED BUT NOT YET ADOPTED ACCOUNTING STANDARDS: In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG LIVED ASSETS AND FOR LONG LIVED ASSETS TO BE DISPOSED OF (SFAS 121). SFAS 121 establishes accounting standards for the impairment of long lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long lived assets and certain identifiable intangibles to be disposed of. The Statement requires review of such assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an

                      -33-
impairment loss for long lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. The Statement is effective for financial statements for fiscal years beginning after December 15, 1995. The Company will adopt SFAS 121 effective January 1, 1996. Its adoption is expected to have no material effect on the Company's consolidated financial position or results of operations.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS (SFAS
122), which will change the accounting for mortgage servicing rights retained by the loan originator. See discussion in Note D.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION (SFAS
123). The Statement establishes a fair value based method of accounting for employee stock options and similar equity instruments, such as warrants, and encourages all companies to adopt that method of accounting for all of their employee stock compensation plans. However, the Statement allows companies to continue measuring compensation cost for such plans using accounting guidance in place prior to SFAS 123. Companies that elect to remain with the former method of accounting must make pro-forma disclosures of net income and earnings per share as if the fair value method provided for in SFAS 123 had been adopted. The accounting requirements of the Statement are required for transactions entered into in fiscal years that begin after December 15, 1995, although early adoption is permitted. Disclosure requirements are effective for financial statements issued after December 15, 1995, or the period in which the accounting requirements are adopted if they are adopted early. Companies which elect to continue measuring compensation costs under current guidance must present pro-forma disclosures for awards granted in the first fiscal year beginning after December 15, 1994, however that disclosure need not be made until financial statements for that fiscal year are presented for comparative purposes with financial statements for a later fiscal year. Management has concluded that the Company will not adopt the fair value accounting provisions of SFAS 123 and will continue to apply its current method of accounting. Accordingly, adoption of the SFAS 123 will have no impact on the Company's consolidated financial position or results of operations.

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES: Upon the adoption of SFAS 115 at December 31, 1993, the Company transferred $17,905,832 from securities held to maturity to securities available for sale. During 1994, the Company transferred $7,292,029 from loans held for sale to portfolio loans. During 1995, the Company transferred securities with a cost of $31,121,988 and fair value of $32,194,948 from held to maturity to available for sale.

RECLASSIFICATION: Certain 1994 and 1993 amounts have been reclassified to conform to the 1995 presentation.


                      -34-
NOTE B--RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Company's subsidiary banks are required to maintain average reserve balances in the form of cash and noninterest bearing balances due from the Federal Reserve Bank. The average reserve balances required to be maintained at December 31, 1995 and 1994 were $1,316,000 and $1,170,000 respectively.












































NOTE C--SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securities and their fair values were as follows:

                                                        Gross        Gross
                                         Amortized   Unrealized     Unrealized         Fair
                                            COST        GAINS         LOSSES           VALUE
SECURITIES AVAILABLE FOR SALE:
 December 31, 1995:
   U.S. treasury                       $ 6,053,375   $   66,195      $ (11,630)     $ 6,107,940
   U.S. governmental agency             17,527,486      208,474        (22,898)      17,713,062
   States and political
     subdivisions                       28,442,075    1,090,150        (20,477)      29,511,748
   Collateralized mortgage
      obligations                        1,194,161       16,440         (4,942)       1,205,659
   Corporate and other                   6,665,160       62,897              0        6,728,057
                                       $59,882,257   $1,444,156      $ (59,947)     $61,266,466

 December 31, 1994:
   U.S. treasury                       $ 5,920,683   $      768      $(113,041)     $ 5,808,410
   U.S. governmental agency             13,916,559       14,320       (261,712)      13,669,167
   States and political
      subdivisions                       1,804,421        2,799       (115,637)       1,691,583
   Collateralized mortgage
      obligations                        1,062,808           16         (7,949)       1,054,875
   Corporate and other                   3,039,562                     (29,067)       3,010,495
                                       $25,744,033   $   17,903      $(527,406)     $25,234,530

                                                        Gross           Gross
                                         Amortized   Unrealized      Unrealized          Fair
                                            COST        GAINS          LOSSES            VALUE
SECURITIES HELD TO MATURITY:
December 31, 1994:
   U.S. treasury                       $ 1,046,345                   $ (65,415)     $   980,930
   U.S. governmental agency              2,397,538   $    2,608        (74,776)       2,325,370
   States and political
      subdivisions                      27,173,624      496,175       (322,659)      27,347,140
   Collateralized mortgage
      obligations                          505,195                     (34,710)         470,485
   Corporate and other                   5,391,466          962        (64,336)       5,328,092
   Commercial paper & banker
      acceptance                         1,484,783                      (8,070)       1,476,713
                                       $37,998,951   $  499,745      $(569,966)     $37,928,730

                      -36-
Gross realized gains (losses) on sale and calls of securities were:

                                      1995           1994         1993
         Gross realized gains       $27,680        $40,296       $169,863
         Gross realized losses       (3,608)        (1,479)       (13,882)
         Net realized gains         $24,072        $38,817       $155,981

Pursuant to the FASB Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT NO. 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, the entire portfolio of held to maturity securities, with a carrying value of $31,121,988, fair value of $32,194,948, unrealized gain of $1,103,138 and unrealized loss of $30,178, was transferred to the available for sale classification on December 12, 1995. The transfer increased shareholders' equity by $708,154, net of the related deferred tax asset of $364,807. Management believes the classification of all securities as available for sale will provide the Company with greater flexibility in managing its assets and liabilities.

All sales subsequent to the adoption of SFAS 115 at December 31, 1993, were of securities classified as available for sale.

The amortized cost and fair value of debt securities at December 31, 1995, by projected maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                           SECURITIES AVAILABLE FOR SALE
                                                Amortized        Fair
                                                  COST           VALUE
Due in one year or less                       $14,880,215    $14,947,507
Due after one year through five years          32,763,799     33,734,963
Due after five years through ten years          9,386,505      9,661,700
Due after ten years                             2,851,738      2,922,296
                                              $59,882,257    $61,266,466

At December 31, 1995, securities with a carrying value approximating $23,577,000 were pledged to secure public and trust deposits, securities sold under agreements to repurchase, and for such other purposes as required or permitted by law.






                      -37-
NOTE D--SECONDARY MORTGAGE MARKET OPERATIONS

The following summarizes the Company's secondary mortgage market activities:

                                          1995          1994         1993
During the period:
    Loans originated for sale         $33,574,477   $38,648,315   $69,963,124
    Proceeds from sale of
       mortgage loans                 $34,262,839   $35,151,078   $71,048,088
    Transfer from loans held
       for sale to portfolio
       loans                                        $ 7,242,029
    Gain on sale of mortgage loans       $302,382      $397,079    $1,084,964
    Unrealized loss on loans
       held for sale                                   $160,000
    Servicing fees earned on
       mortgage loans                    $329,188      $292,311      $250,813
At end of period:
    Mortgage loans serviced
       for others                    $128,417,926  $110,472,000   $94,000,000
    Loans held for sale                $2,606,213    $2,992,194    $6,549,907
    Escrow balances maintained
       for loans serviced                $220,093      $517,819      $296,069

The Company will adopt SFAS 122 on January 1, 1996, as required. This Statement changes the accounting for mortgage servicing rights retained by the loan originator. Under this standard, if the originator sells or securitizes mortgage loans and retains the related servicing rights, the total cost of the mortgage loan is allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Under current practice, all such costs are assigned to the loan. The costs allocated to mortgage servicing rights will be recorded as a separate asset and will be amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights will be periodically evaluated for impairment.

Based on its current volume of mortgage banking activity, the Company does not expect SFAS 122 to have a significant impact on its consolidated financial condition and operations for 1996. The impact in subsequent years is difficult to predict. SFAS 122 will initially result in the recognition of larger gains on sales of mortgage loans because of the initial capitalization of the originated mortgage servicing right asset. However, the larger gains on sales of loans will be offset by the future amortization of the mortgage servicing right asset. In addition, the valuation allowance on impaired mortgage servicing rights may fluctuate significantly in the future because the impairment evaluation is based on assumed loan prepayment and default rates, interest rates and other factors.

                      -38-
NOTE E--NONACCRUAL LOANS AND
ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

                                          1995         1994           1993
Balance at January 1                   $4,100,000   $3,254,000    $2,394,000
Provision charged to expense            1,085,000    1,000,000     1,139,000
Recoveries credited to allowance          429,000      345,000       326,000
Loans charged off                        (738,000)    (499,000)     (605,000)

BALANCE AT DECEMBER 31                 $4,876,000   $4,100,000    $3,254,000

Loans approximating $47,000, $120,000 and $341,000 were in nonaccrual status at December 31, 1995, 1994 and 1993 respectively. If these loans had performed in accordance with their original terms, additional interest income of $4,000, $33,000 and $51,000 would have been recognized during 1995, 1994 and 1993 respectively.

The valuation of loans is reviewed on an ongoing basis for impairment. A loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

Information regarding impaired loans is as follows for the year ended December 31, 1995:

    Average investment in impaired loans                   $303,554
    Interest income recognized on impaired loans
      including interest income
      recognized on cash basis                              $36,938
    Interest income recognized on impaired loans
       on cash basis                                             $0

Information regarding impaired loans at year end is as follows:

    Total impaired loans                                   $361,000
    Less loans for which no allowance for loan
       losses is allocated                                        0
    Impaired loan balance for which an allowance
       for loan losses is allocated                        $361,000
    Portion of allowance allocated to impaired loans       $119,000


                      -39-
NOTE F--PREMISES AND EQUIPMENT

Major classes of premises and equipment consisted of the following at December 31:

                                                1995            1994
Land                                        $ 1,293,912    $   926,291
Buildings and improvements                    5,274,306      4,247,689
Furniture and equipment                       4,864,717      3,667,997
                                             11,432,935      8,841,977

Less accumulated depreciation                (4,426,927)    (3,990,365)

    Total premises and equipment, net       $ 7,006,008     $ 4,851,612

NOTE G--FEDERAL INCOME TAXES

Federal income taxes consist of the following:

                                       1995          1994         1993
    Current expense                 $1,700,000    $1,204,000    $1,131,000
    Deferred benefit                  (399,000)     (265,000)     (175,000)
                                    $1,301,000    $  939,000    $  956,000

A reconciliation of the difference between federal income tax expense and the amount computed by applying the federal statutory tax rate of 34% is as follows:

                                      1995           1994           1993
    Tax at statutory rate          $1,757,000     $1,414,000     $1,204,000
    Effect of tax-exempt
      interest                       (468,000)      (557,000)      (433,000)
    Other                              12,000         82,000        185,000
    Federal income taxes           $1,301,000     $  939,000     $  956,000

    Effective tax rate                     25%            23%           27%

The components of deferred tax assets and liabilities consist of the following at December 31:



                      -40-

                                                 1995              1994
Deferred tax assets:
    Allowance for loan losses                   $1,132,000      $ 869,000
    Deferred Compensation                          117,000         91,000
    Unrealized loss on securities
      available for sale                                          173,000
    Other                                          291,000        160,000
    Total deferred tax assets                    1,540,000      1,293,000
Deferred tax liabilities:
    Fixed assets                                  (444,000)      (380,000)
    ESOP                                                          (54,000)
    Unrealized gain on securities
      available for sale                          (471,000)
    Other                                          (25,000)       (14,000)
    Total deferred tax liability                  (940,000)      (448,000)
Net deferred tax asset                          $  600,000      $ 845,000

Under SFAS 109, a valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. Management has determined that no such allowance is required at December 31, 1995 or 1994.

Deferred tax assets at December 31, 1995 and 1994 are included in other assets in the accompanying balance sheets.


NOTE H--DEPOSITS

Time deposits at December 31, 1995, have the following maturity distribution.

                        DOLLARS IN THOUSANDS
             YEAR                          AMOUNT
             1996                        $112,273
             1997                          17,199
             1998                           9,166
             1999                           4,685
             2000                           5,673
             2001 and over                    349
             TOTALS                      $149,345

Included in total time deposits are time deposit liabilities issued in denominations of $100,000 or more. At December 31, 1995 and 1994, these deposits amounted to $21,468,000 and $17,945,000, respectively.

                      -41-
Interest expense on time deposits issued in denominations of $100,000 or more for 1995, 1994, and 1993 amounted to $1,103,000, $684,000 and $586,000 respectively.


NOTE I--SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Information relating to securities sold under agreements to repurchase follows:

                                        1995        1994          1993
At December 31:
    Outstanding balance            $ 8,442,000   $10,144,000  $ 8,042,000
    Average interest rate                4.98%         3.97%        3.19%

Daily average for the year:
    Outstanding balance             $8,905,000    $3,883,000   $4,812,000
    Average interest rate                5.16%         3.95%        3.50%
    Maximum outstanding at
      any month end                $10,714,000   $10,144,000  $15,560,000

Securities sold under agreements to repurchase (repurchase agreements) generally have original maturities of less than one year. Repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as liabilities. Securities involved with the agreements are recorded as assets of the banks and are primarily held in safekeeping by correspondent banks. Repurchase agreements are offered principally to certain large customers as deposit equivalent investments.


NOTE J--EMPLOYEE BENEFIT PLANS

The Company established an Employee Stock Ownership Plan (ESOP) effective January 1, 1988, covering substantially all employees. The ESOP is a qualified stock bonus plan, a qualified 401(k) salary deferral plan and a qualified employee stock ownership plan. Both employee and employer contributions may be made to the ESOP. The Company's 1995, 1994 and 1993 matching 401(k) contributions charged to expense were $133,211, $131,664 and
$92,536 respectively.   The percent of the Company's matching contributions
to the 401(k) is determined annually by the Board of Directors.

Effective June 30, 1988, the Company terminated its then existing defined benefit pension plan. After satisfaction of all plan benefit obligations, remaining plan assets of approximately $1,381,000 were transferred to the ESOP. Upon transfer of the excess assets of the former pension plan to the ESOP, the ESOP purchased approximately 134,000 shares of previously unissued common stock of the Company at an estimated fair value of $10.31 per share.

                      -42-
These shares were allocated to ESOP participants' accounts over an eight year period. Unallocated ESOP shares were reflected as a reduction of shareholders' equity. Upon allocation to participant accounts, unallocated shares were reduced and a corresponding amount was recognized as compensation expense. In 1994 and 1993, 14,557 shares with value of $150,000 were allocated to participants' accounts with an equal amount recognized as expense. In 1995, the remaining 15,414 unallocated shares with a value of $158,817, were allocated to participants' accounts.

Effective July 1, 1988, the Company established a new defined benefit pension plan. In April 1993, the Board of Directors authorized curtailment and termination of this plan. As a result, all participant benefits became vested and the net assets of the plan were allocated among the participants and beneficiaries in the order provided by ERISA. By September 30, 1994, the plan settled all benefit obligations arising from the termination of the plan at interest rates higher than those existing at the curtailment date. Approximately 89% of the total settlement payments of $1,253,000 were made to other qualified plans on behalf of participants, with the remainder paid directly to participants as lump sum distributions. A final contribution of approximately $375,000 was made by the Company to the plan in connection with the termination. Termination of the plan resulted in a 1994 pre tax gain of approximately $441,000. At December 31, 1993, the estimated amount of the projected benefit obligation was equivalent to the sum of the plan's net assets available for benefits and the Company's pension liability.

During 1993, the shareholders approved the Firstbank Corporation Stock Option and Restricted Stock Plan of 1993 (Plan), which provides for the grant of 115,763 shares of stock, in either restricted form or under option. Options may be either incentive stock options or nonqualified stock options. The Plan will terminate on April 26, 2003, unless terminated earlier by the Board.

Each option granted under the Plan may be exercised in whole or in part from time to time during such period as is specified in the option agreement governing that option. Options are issued with exercised prices equal to the stock's market value at date of issuance. A nonincentive stock option may not be exercised after fifteen years from the grant date. Incentive stock options must be exercised within ten years of the grant date.

The following is a summary of transactions which occurred during 1993, 1994 and 1995:










                      -43-

                                              Number                Exercise
                                            OF SHARES              PRICE RANGE
    Outstanding -- January 1, 1993                 0
    Granted                                   28,306                 $18.79
    Outstanding -- December 31, 1993          28,306                 $18.79
    Granted                                   25,247                 $19.72
    Exercised                                    (29)            $18.79 - $19.72
    Canceled                                  (2,066)            $18.79 - $19.72
    Forfeited                                   (579)
    Outstanding -- December 31, 1994          50,879             $18.79 - $19.72
    Granted                                        0
    Exercised                                    (63)            $18.79 - $19.72
    Canceled                                  (1,988)            $18.79 - $19.72
    Outstanding -- December 31, 1995          48,828             $18.79 - $19.72

    Exercisable -- December 31, 1995          28,550
    Available for grant --
      December 31, 1995                       66,843

NOTE K--RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and its subsidiary banks, including their immediate families and companies in which they are principal owners, are loan customers of the Banks. Total loans to these persons approximate $18,665,980 and $15,494,691 at December 31, 1995 and 1994 respectively. Included in these balances are loans totaling $645,415 and $1,509,000 at December 31, 1995 and 1994 respectively, which were made to companies controlled by directors of a subsidiary bank and for which management has some concerns as to the ability of such borrowers to comply with the present loan repayment terms. During 1995, $31,150,588 of related party loans were made and $27,979,299 of repayments were made on those loans.

During 1994, a subsidiary bank purchased a small general insurance agency from the Chairman of the Company's Board of Directors at a price established by an independent valuation firm.


NOTE L--FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to make loans, unused lines of credit and standby letters of credit. The Company's exposure to credit loss is the contractual amount of these instruments,


                      -44-
assuming the amounts are fully advanced and collateral or other security is of no value. The following is a summary of commitments as of December 31:

                                              1995            1994
    Commitments to make loans             $  4,202,268   $  1,716,878
    Unused lines of credit                  36,890,123     35,937,163
    Standby letters of credit                2,410,950      3,172,850

Commitments are generally made for periods not to exceed 90 days.
Approximately 18% of commitments were made at fixed rates as of December 31, 1995. Rate ranges for these fixed rate commitments were 6.95% to 18.00%.

NOTE M--CONTINGENCIES

From time to time certain claims are made against the Company and its banking subsidiaries in the normal course of business. There were no material outstanding claims at December 31, 1995.


NOTE N--DIVIDEND LIMITATION OF SUBSIDIARIES

The subsidiary banks are restricted in their ability to pay dividends to the Company by regulatory requirements. In 1996, approximately $6,471,000 of the subsidiaries' retained earnings (in addition to their 1996 net income) is available for transfer in the form of dividends without prior regulatory approval. At December 31, 1995, the Company and its subsidiary banks all exceeded the "well capitalized" regulatory levels.


NOTE O--FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the fair value of financial instruments is made in accordance with the requirements of Financial Accounting Standards No. 107, DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (SFAS 107). Where quoted market prices are not available, as is the case for a significant portion of the Company's financial instruments, the fair values are based on estimates using present value of expected cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and the timing of estimated cash payments and receipts. Accordingly, certain of the fair value estimates presented herein cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts the Company could realize in a current market exchange.

In addition, the fair value estimates are limited to existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that


                      -45-
are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include the Banks' mortgage servicing operation, premises and equipment and acquisition intangibles. In addition, tax ramifications related to the realization of unrealized gains and losses such as those within the investment securities portfolio can also have a significant effect on fair values and have not been considered in the estimates. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

The carrying amounts and fair values of the Company's financial instruments were as follows:

                            DECEMBER 31, 1995           DECEMBER 31, 1994
                          Carrying        Fair        Carrying         Fair
                           AMOUNT         VALUE        AMOUNT          VALUE
Financial Assets:
Cash and cash
  equivalents         $  16,748,740  $  16,748,740  $  15,858,861   $  15,858,861
Securities               61,266,466     61,266,466     63,233,481      63,163,260
Net Loans               259,971,237    261,865,654    219,290,688     215,461,000
Accrued interest
  receivable              2,259,443      2,259,443      1,697,252       1,697,252

Financial
  liabilities:
Deposits               (306,823,341)  (307,223,953)  (266,893,555)   (265,493,000)
Securities sold
  under
  agreements
  to repurchase
  and overnight
  borrowings            (11,842,279)   (11,842,279)   (14,143,470)    (14,143,470)
Accrued interest
  payable                  (952,043)      (952,043)      (612,602)       (612,602)

The Banks' loan commitments, standby letters of credit and undisbursed loans have been estimated to have no material fair value as such commitments are generally fulfilled at current market rates.

The carrying amounts of the following financial instruments are a reasonable approximation of their fair values:

         Cash and cash equivalents
         Accrued interest receivable
         Securities sold under agreements to repurchase and overnight borrowings
         Accrued interest payable

                      -46-
The various methods and assumptions used by the Banks in estimating fair value for their other financial instruments are as follows:

SECURITIES
Fair values for securities are based on published market prices and are disclosed in detail in Note C.

NET LOANS
For variable rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. For loans held for sale, fair value is based on prices offered in the secondary market.
The fair values for all other loans are estimated using discounted cash flow analysis at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

DEPOSITS
The fair values disclosed for deposit accounts with no defined maturities are, by definition, equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.


NOTE P--FIRSTBANK CORPORATION (PARENT COMPANY ONLY)
CONDENSED FINANCIAL INFORMATION

BALANCE SHEETS
                                                        DECEMBER 31
                                                     1995          1994
Assets:
    Cash                                        $   480,022   $    528,206
    Investment in subsidiaries                   29,348,421     24,579,618
    Other assets                                    822,948      1,100,479
    TOTAL ASSETS                                $30,651,391    $26,208,303

    Liabilities and Shareholders' Equity:
    Accounts payable and other liabilities      $   798,738   $    612,290
    Shareholders' equity                         29,852,653     25,596,013
                     TOTAL  LIABILITIES AND
                       SHAREHOLDERS' EQUITY     $30,651,391    $26,208,303







                      -47-

STATEMENTS OF INCOME
                                                  YEAR ENDED DECEMBER 31
                                              1995        1994          1993
Income:
    Dividends from subsidiaries           $1,655,074   $1,410,000    $1,259,477
    Other                                     14,904       46,614       127,250
                          TOTAL INCOME     1,669,978    1,456,614     1,386,727
Expense:
    Interest                                                            151,436
    ESOP expense                             158,817      150,000       150,000
    Other                                    316,633      489,700       315,191
                         TOTAL EXPENSE       475,450      639,700       616,627

    Income before federal income tax
      benefit and equity in
      undistributed
    net income of subsidiaries             1,194,528      816,914       770,100
 Federal income taxes (benefit)             (152,000)    (186,000)     (337,000)
    Income before equity in
      undistributed net income
      of subsidiaries                      1,346,528    1,002,914     1,107,100
 Equity in undistributed net income
    of subsidiaries                        2,518,951    2,217,982     1,734,064
                            NET INCOME    $3,865,479   $3,220,896    $2,841,164

STATEMENTS OF CASH FLOWS

                                               YEAR ENDED DECEMBER 31
                                           1995         1994         1993
OPERATING ACTIVITIES

    Net income                        $  3,865,479   $3,220,896   $2,841,164
    Adjustments to reconcile net
     income to net cash provided
     by operating activities:
     Undistributed earnings of
       subsidiaries                     (2,518,951)  (2,217,982)  (1,734,064)
     Provision for loss (recovery)
       on certain other real estate              0       (1,896)     (93,799)
     Allocation of common stock
       to ESOP participants                158,817      150,000      150,000
     Amortization of goodwill and
       other                                41,626       44,916       53,125
     Decrease (increase) in other
       assets                              235,902       33,249     (477,047)

                                     -48-
     Increase (decrease) in
       accounts payable and other
       liabilities                         186,448     (553,675)     164,283

    NET CASH PROVIDED BY OPERATING
     ACTIVITIES                          1,969,321      675,508      903,662

INVESTING ACTIVITIES

    Proceeds from maturity of
     security                                --       1,027,458
    Purchase of security                     --                   (1,033,281)
    Cash invested in subsidiaries       (1,000,000)  (1,000,000)  (1,000,000)

    NET CASH PROVIDED (USED) BY
     INVESTING ACTIVITIES               (1,000,000)      27,458   (2,033,281)


FINANCING ACTIVITIES

    Cash dividends and cash paid
     in lieu of fractional              (1,022,313)    (847,439)    (667,820)
     shares on stock dividend
    Payments on notes payable                                     (3,489,625)
    Net proceeds from issuance/
     cancellation of common stock            4,808      (10,357)   5,485,542

NET CASH PROVIDED (USED) BY
    FINANCING ACTIVITIES                (1,017,505)    (857,796)   1,328,097

INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                       (48,184)    (154,830)     198,478


Cash and cash equivalents at
    beginning of year                      528,206      683,036      484,558

CASH AND CASH EQUIVALENTS AT
    END OF YEAR                        $   480,022   $  528,206   $  683,036

Supplemental disclosure of cash
    flow information:
    Interest paid                      $         0   $        0   $  151,436







FIRSTBANK CORPORATION

BOARD OF DIRECTORS                           OFFICERS

William E. Goggin, Chairman                  John A. McCormack
CHAIRMAN, BANK OF ALMA                       PRESIDENT AND CHIEF
ATTORNEY, GOGGIN & BAKER                     EXECUTIVE OFFICER

                                             Mary D. Deci
Edward B. Grant                              VICE PRESIDENT, SECRETARY,
TREASURER                                    AND CHIEF FINANCIAL OFFICER
DIRECTOR, GRADUATE BUSINESS STUDIES,
CENTRAL MICHIGAN UNIVERSITY                  Richard L. Jarvis
                                             VICE PRESIDENT
Charles W. Jennings
ATTORNEY, JENNINGS & ELLIAS, PC              Dale A. Peters
                                             VICE PRESIDENT
John A. McCormack
PRESIDENT AND CHIEF EXECUTIVE OFFICER,       Thomas R. Sullivan
FIRSTBANK CORPORATION                        VICE PRESIDENT
PRESIDENT, CHIEF EXECUTIVE OFFICER AND
TRUST OFFICER, BANK OF ALMA                  James E. Wheeler, II
                                             VICE PRESIDENT
Phillip G. Peasley
PRESIDENT, PEASLEY'S HARDWARE &
FURNITURE, INC.

David D. Roslund, CPA
ADMINISTRATOR, WILCOX HEALTH CARE CENTER
SMALL BUSINESS INVESTOR AND MANAGER














FIRSTBANK CORPORATION
311 Woodworth Avenue
P. O. Box 1029
Alma, Michigan  48801-6029

(517) 463-3131

BANK OF ALMA

BOARD OF DIRECTORS                           HONORARY DIRECTORS

William E. Goggin, Chairman                  Milford Cordray
CHAIRMAN, FIRSTBANK CORPORATION              Robert H. Hicks
ATTORNEY, GOGGIN & BAKER                     Robert D. Hoxie
                                             Ralph Schnepp
Bob M. Baker
PRESIDENT AND CEO, GRATIOT COMMUNITY
HOSPITAL

Peggy Bever                                  OFFICERS
BUSINESS MANAGER
                                             John A. McCormack
Donald Crumbaugh                             PRESIDENT, CHIEF FINANCIAL OFFICER
FARMER                                       AND TRUST OFFICER

Jon Groteluschen                             Mary D. Deci
VICE PRESIDENT OF FINANCE, ALMA COLLEGE      SENIOR VICE PRESIDENT, CONTROLLER,
                                             CASHIER AND CHIEF FINANCIAL OFFICER

L. Douglas Lippert                           Larry Trexler
PRESIDENT, LIPPERT COMPONENTS, INC.          SENIOR VICE PRESIDENT AND BRANCH
ADMINISTRATOR

John A. McCormack                            James E. Wheeler, II
PRESIDENT AND CHIEF EXECUTIVE OFFICER,       SENIOR VICE PRESIDENT AND CHIEF
FIRSTBANK CORPORATION                        LOAN OFFICER
PRESIDENT, CHIEF EXECUTIVE OFFICER
AND TRUST OFFICER, BANK OF ALMA
                                             Timothy P. Clark
William R. McKinstry                         VICE PRESIDENT AND SENIOR TRUST
SUPERINTENDENT,                              OFFICER
ALMA PUBLIC SCHOOLS
                                             Nancy Gallagher
John P. Morgan                               VICE PRESIDENT AND COMPLIANCE
PARTNER, MORGAN-MEIJER COMMUNICATIONS        OFFICER

Phillip G. Peasley
PRESIDENT, PEASLEY'S HARDWARE &
FURNITURE, INC.

David D. Roslund, CPA
ADMINISTRATOR, WILCOX HEALTH CARE CENTER
SMALL BUSINESS INVESTOR AND MANAGER

Victor V. Rozas, M.D.
PHYSICIAN


                      -51-
Alan J. Stone
PRESIDENT, ALMA COLLEGE

OFFICE LOCATIONS
ALMA                   ASHLEY                 RIVERDALE                    ST. LOUIS
 7455 N. Alger Rd.        114 S. Sterling       6716 N. Lumberjack Rd.        135 W. Washington
 (517) 463-3134           (517) 847-2394        (517) 833-7331                (517) 681-5758

 230 Woodworth Ave.    ITHACA                 ST. CHARLES                  VESTABURG
 (517) 463-3137           219 E. Center St.     102 Pine Street               8846 Third St.
                          (517) 875-4107        (517) 865-9918                (517) 268-5445
 311 Woodworth Ave.
 (517) 463-3131



































FIRSTBANK

BOARD OF DIRECTORS                           HONORARY DIRECTORS

Edward B. Grant, Chairman                    Elton L. Philo
DIRECTOR, GRADUATE BUSINESS STUDIES,         C.A. Koester
CENTRAL MICHIGAN UNIVERSITY

Ralph E. Baumgarth
DENTIST                                      OFFICERS

Ralph M. Berry                               Thomas R. Sullivan
OWNER, BERRY FUNERAL HOME                    PRESIDENT AND CHIEF EXECUTIVE
                                             OFFICER

Glen D. Blystone                             Richard L. Jarvis
CERTIFIED PUBLIC ACCOUNTANT,                 EXECUTIVE VICE PRESIDENT
BLYSTONE & BAILEY, CPAS, PC
                                             James M. Taylor
Sibyl Ellis                                  SENIOR VICE PRESIDENT
PRESIDENT, SOMEPLACE SPECIAL, INC.
                                             Robert L. Wheeler
Keith A. Gaede                               VICE PRESIDENT
PHARMACIST, PUNCHES PHARMACY

Edward H. Kalis
OWNER, KALIS TRUCKING AND KALIS FARMS

Douglas N. LaBelle
PARTNER, LABELLE MANAGEMENT

Phillip R. Seybert
PRESIDENT, P.S. EQUITIES, INC.

Thomas R. Sullivan
PRESIDENT AND CHIEF EXECUTIVE OFFICER, FIRSTBANK
VICE PRESIDENT, FIRSTBANK CORPORATION

Arlene Yost
SECRETARY AND TREASURER, JAY'S SPORTING GOODS, INC.

OFFICE LOCATIONS

MT. PLEASANT             CLARE              WINN
   102 S. Main              806 N. McEwan      2783 Blanchard Rd.
   (517) 773-2600           (517) 386-7313     (517) 866-2210

   4699 E. Pickard       SHEPHERD
   (517) 773-2335           258 W. Wright
                            (517) 828-6625
   2013 S. Mission
   (517) 773-3959
1ST BANK

BOARD OF DIRECTORS                           OFFICERS

Dale A. Peters, Chairman                     Dale A. Peters
PRESIDENT AND CHIEF EXECUTIVE OFFICER,       PRESIDENT AND CHIEF EXECUTIVE
1ST BANK                                     OFFICER
VICE PRESIDENT, FIRSTBANK CORPORATION
                                             Daniel Grenier
Bryon Bernard                                SENIOR VICE PRESIDENT
CEO, BERNARD BUILDING CENTER
                                             Larry Scheider
Joe  Clark                                   VICE PRESIDENT
OWNER, MORSE CLARK FURNITURE
                                             Danny Gallagher
Timothy Eyth                                 VICE PRESIDENT
OWNER, WEST BRANCH VETERINARY SERVICES
                                             Richard Pfahl
David Fultz                                  VICE PRESIDENT
OWNER, FULTZ INSURANCE AGENCY
                                             Michael Ehinger
Robert Griffin                               VICE PRESIDENT
OWNER AND PRESIDENT, GRIFFIN BEVERAGE
COMPANY,
NORTHERN BEVERAGE CO., AND WEST BRANCH
TANK & TRAILER

Charles W. Jennings
ATTORNEY, JENNINGS & ELLIAS, PC

Norman Miller
OWNER, MILLER FARMS, AND MILLER DAIRY
  EQUIPMENT AND FEED

Jeff Schubert
DENTIST

Milford Scott
OWNER, SCOTT'S TRUE VALUE HARDWARE

Robert Smith
OWNER, INDEPENDENT INSURANCE AGENT,
CRECINE INSURANCE AGENCY








                      -54-
OFFICE LOCATIONS

WEST BRANCH          FAIRVIEW          HIGGINS LAKE     ST. HELEN
  502 W. Houghton      P.O. Box 195      P.O. Box 216     2040 N. St. Helen Road
  (517) 345-7900       (517) 848-2243    (517) 821-9231   (517) 389-1311

  2087 S. M-76      HALE               ROSE CITY
  (517) 345-5050       3281 M-65         505 S. Bennett
                       (517) 728-7566    (517) 685-3909










































BUSINESS OF THE COMPANY

Firstbank Corporation (the "Company") is a bank holding company. As of December 31, 1995, the Company's wholly-owned subsidiaries are Bank of Alma, Firstbank and 1st Bank.

The Company is in the business of banking. Each subsidiary bank of the Company is a full service community bank. The subsidiary banks offer all customary banking services, including the acceptance of checking, savings and time deposits, and the making of commercial, agricultural, real estate, personal, home improvement, automobile and other installment and consumer loans. Bank of Alma also offers trust services. Deposits of each of the banks are insured by the Federal Deposit Insurance Corporation.

The banks obtain most of their deposits and loans from residents and businesses in Clare, Gratiot, Iosco, Isabella, Montcalm, Ogemaw, Oscoda, Roscommon, Saginaw and parts of Clinton County. Bank of Alma has its main office and one branch in Alma, Michigan, and one branch located in each of the following: Ashley, Ithaca, Pine River Township (near Alma), Riverdale, St. Charles, St. Louis, and Vestaburg, Michigan. Firstbank has its main office in Mt. Pleasant, Michigan, and one branch located in each of the following: Clare, Mt. Pleasant, Shepherd, Union Township (near Mt. Pleasant), and Winn, Michigan. 1st Bank has its main office in West Branch, Michigan, and one branch located in each of the following: Fairview, Hale, Higgins Lake, Rose City, St. Helen, and West Branch Township (near West Branch), Michigan. The banks have no material foreign assets or income.

The principal sources of revenues for the Company and its subsidiaries are interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for approximately 79% of total revenues in 1995, 75% in 1994, and 70% in 1993. Interest on investment securities accounted for approximately 12% of total revenues in 1995, 13% in 1994, and 17% in 1993.
No other single source of revenue accounted for 10% of the Company's total revenues in any of the last 3 years.

As of December 31, 1995, the Company and its subsidiaries employed 202 people on a full-time equivalent basis.


CORPORATE INFORMATION

ANNUAL MEETING                           STOCK INFORMATION
The annual meeting of shareholders       Firstbank Corporation shares are
will be held on Monday, April 22,        listed on the NASD Over the
1996, 5:00 p.m., at the                  Counter Bulletin Board under
Comfort Inn, Alma, Michigan.             the symbol FBMI.

INDEPENDENT AUDITORS                     Nikki Gregg
Crowe, Chizek and Company LLP            Roney & Company
Grand Rapids, Michigan                   800/572-0786

                      -56-
GENERAL COUNSEL                          Ted Fuger
Warner, Norcross & Judd                  Robert W. Baird & Company
Grand Rapids, Michigan                   800/888-6200

TRANSFER AGENT                           Pete VanDer Schaaf
Bank of Alma Trust Department            Stifel, Nicolaus & Company, Inc.
                                         800/676-0477

                                         Mike Young
                                         First of Michigan Corp.
                                         800/521-1197

                                         Jack Korff
                                         McDonald & Company
                                         800/548-6011

                                         Ted Vogt
                                         Dean Witter Reynolds, Inc.
                                         800/788-9640
































                      -57-