Form 10-K405, Exhibit 13
period 1996-12-31
FIRSTBANK CORP
filed 1997-03-27
CIK 778972

                                EXHIBIT 13




                                 FIRSTBANK
                                CORPORATION





































                            1996 ANNUAL REPORT

===========================================================================


                          PRESIDENT'S MESSAGE




                         TO OUR SHAREHOLDERS:

The highlight of 1996 financial performance was a second consecutive year of 20% increase in net income. Net income in 1996 was $4,643,000 compared to $3,865,000 in 1995 and $3,221,000 in 1994. Net income for 1996 is the highest ever achieved by Firstbank Corporation. In addition, the Corporation set new records for total assets, loans, deposits, and shareholders' equity.

                          [NET INCOME GRAPH]

Per share earnings were $2.86 in 1996, a 19% annual increase over $2.40 per share for 1995, and $2.02 in 1994. Net income per share has been adjusted for the 5% stock dividends issued in December, 1996 and 1995. Return on average equity was 15.15% in 1996 compared to 14.02% in 1995, and 12.99% in 1994. Return on average assets was 1.25% in 1996, 1.17% in 1995, and 1.20% in 1994.

The continued record performance in 1996 is primarily the result of a $46 million increase in earning assets and a strong net interest margin of 5.26%. Total assets exceeded $400 million for the first time in Firstbank Corporation history, ending the year at $405 million. The 1996 results represent a 15%, or $52 million increase compared to total assets of $353 million in 1995.

Total loans increased 19%, or nearly $50 million at December 31, 1996, to $315 million compared to $265 million at December 31, 1995. Commercial loans increased 6% to $123 million, consumer loans increased 19% to $69 million, and real estate mortgages increased 35% to $123 million. The loan growth was funded by a $52 million increase in deposits, $19 million of which is the result of acquiring two branch offices from a large regional bank holding company.

Loan quality remains very good. The allowance for loan losses increased $1,371,000 in 1996 to $6,247,000, which is 1.99% of total loans.
Nonperforming loans are $1,057,000 or .34% of total loans. The allowance for loan losses is nearly six times nonperforming loans. We continuously monitor the quality of the loan portfolio and utilize the services of an outside loan review specialist. The loan review specialist reviews approximately 60% of the commercial loan portfolio and a smaller sample of consumer loans and real estate mortgage loans annually.

========================================================================  1

===========================================================================


Firstbank Corporation successfully operates as a community bank organization. Each of the three subsidiary banks operates independently of one another by making all decisions that impact customers. The trend for many state wide holding companies is to consolidate all banks into a single state wide bank. We believe decentralized management is critical to our continued increase of market share and internal growth of earning assets. Customer service is our single most important daily goal. The challenge of meeting our customers' needs requires competent and empowered decision makers in each community we serve.

We also continue to seek acquisitions of other banks or branches that will increase shareholder value. We have been successful acquiring branches, but to date the prices which would have been required for banks we have considered acquiring would have been too dilutive to shareholders. It is our practice to pursue strategic acquisition opportunities to increase earning assets, but only if our shareholders would be expected to achieve increased value.

We have been very pleased with the performance of Firstbank Corporation stock over the past few years. The compound annual growth rate of Firstbank Corporation stock has been 17.6% since the holding company was formed in 1986. The bid price increased 32.5% in 1996, and 30.7% in 1995. The directors have authorized 5% stock dividends in each of the past five years and in seven of the last eight years. A two for one stock split occurred in 1993.

Based on first quarter 1997 performance to date, the Board of Directors anticipates approving an 18% increase for the 1997 second quarter cash dividend from $.22 to $.26 per share. The annualized dividend yield would be 3.04%, based on January 24, 1997, bid price. The cash dividend increased 22% in the second quarter of 1996, and 20% in the second quarter of 1995. The cash dividends are in addition to the 5% stock dividend issued in each of the years.

Shareholders may benefit by an enhancement to the Dividend Reinvestment Plan made in November, 1996. The Plan permits shareholders who are Plan participants to make optional cash payments each quarter of not less than $100 or more than $2,500 for investment in common stock. Shareholders purchase the supplemental shares of Firstbank Corporation stock at the high bid quotation as reported on the NASDAQ Bulletin Board. For more information, please contact our Shareholder Services Representative at
(517) 463-3131, extension 236.

At the end of the year, all full time employees of Firstbank Corporation subsidiaries were shareholders or had stock options in Firstbank Corporation common stock. Their ownership in Firstbank Corporation has intensified their commitment to our goals and each of them deserves credit for the success achieved in the past few years. We appreciate the support of all shareholders and employees whose commitment to Firstbank Corporation is vital to our success. We believe 1997 will be another successful year that will reward your confidence and investment in our company.

Respectfully submitted,

/S/ JOHN MCCORMACK


John McCormack
President & Chief Executive Officer


2  ========================================================================

===========================================================================


             [DIVIDEND PER SHARE QUARTERLY AVERAGE GRAPH]

SELECTED FINANCIAL DATA
FOR THE YEAR:                           1996           1995           1994           1993           1992
                                        ----           ----           ----           ----           ----
                                              (Dollars in thousands, except per share data)
  Interest income                      $31,016        $27,394        $20,496        $18,931        $18,284
  Net interest income                   17,735         15,593         12,941         11,476          9,917
  Provision for loan losses              1,838          1,085          1,000          1,139            980
  Noninterest income                     3,297          2,471          2,547          2,726          2,347
  Noninterest expense                   12,790         11,813         10,328          9,522          8,701
  Net income                             4,643          3,865          3,221          2,841          2,003
AT YEAR END:
  Total assets                         404,571        352,943        309,722        257,339        242,105
  Total earning assets                 372,777        327,232        286,956        243,443        224,886
  Loans                                314,620        264,847        223,391        178,394        143,432
  Deposits                             358,669        307,007        266,894        220,157        213,846
  Shareholders' equity<F1>              33,088         29,853         25,596         23,497         15,542
AVERAGE BALANCES:
  Total assets                         372,829        330,079        268,399        247,659        222,658
  Total earning assets                 350,501        308,294        250,984        231,881        206,624
  Loans                                290,181        243,962        191,682        158,908        139,130
  Deposits                             324,136        288,692        234,546        217,621        196,804
  Shareholders' equity<F1>              30,640         27,569         24,787         18,271         14,840
PER SHARE:<F2>
  Net income                              2.86           2.40           2.02           2.17           1.68
  Cash dividends                          0.80           0.63           0.51           0.49           0.47
  Shareholders' equity                   20.33          18.44          15.96          14.73          12.85
FINANCIAL RATIOS:
  Return on average assets               1.25%          1.17%          1.20%          1.15%          0.90%
  Return on average equity              15.15%         14.02%         12.99%         15.55%         13.50%
  Average equity to average assets       8.22%          8.35%          9.24%          7.38%          6.66%
  Dividend payout ratio                 27.94%         26.23%         26.09%         22.77%         28.01%

<F1>The Company had a stock offering of 368,000 shares in 1993
<F2>All per share amounts adjusted for stock dividends and stock split

The Company's Firstbank subsidiary acquired a branch in Clare during 1992. In that transaction the Bank assumed $16,000,000 of deposit liabilities. The purchase method of accounting was used for the transaction. Accordingly, the assets and operating results of this branch are included in the consolidated financial statements for periods after October 16, 1992, the date of purchase.

The Company's Bank of Alma subsidiary acquired a branch in St. Charles during 1994. In that transaction the Bank assumed $11,000,000 of deposit liabilities and acquired $5,000,000 in earning assets. The assets, liabilities and operating results of this branch are included in the consolidated financial statements after November 11, 1994. The Company's 1st Bank subsidiary acquired branches in Fairview and Higgins Lake during 1994. In that transaction, the Bank assumed $15,000,000 of deposit liabilities. The assets, liabilities and operating results of these branches are included in the consolidated results after November 30, 1994. The purchase method of accounting was used for these transactions.

The Company's Firstbank subsidiary acquired a branch in Mt. Pleasant during 1995. In that transaction, the Bank assumed $11,000,000 of deposit liabilities. The purchase method of accounting was used for the transaction. Accordingly, the assets and operating results of this branch are included in the consolidated financial statements for periods after June 16, 1995.

The Company's Bank of Alma subsidiary acquired branches in Merrill and Auburn during 1996. In that transaction, the Bank assumed $19,000,000 of deposit liabilities. The purchase method of accounting was used for this transaction. Accordingly, the assets and operating results of this branch are included in the consolidated financial statements for periods after December 13, 1996.

THE COMPANY'S FORM 10-K ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION WILL BE PROVIDED TO ANY SHAREHOLDER WITHOUT CHARGE UPON WRITTEN REQUEST. REQUESTS SHOULD BE ADDRESSED TO MARY D. DECI, CHIEF FINANCIAL OFFICER, FIRSTBANK CORPORATION, 311 WOODWORTH AVENUE, P. O. BOX 1029, ALMA, MICHIGAN 48801-6029.


========================================================================  3

===========================================================================


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The purpose of this section of the annual report is to provide a narrative discussion about Firstbank Corporation's financial condition and results of operations. Please refer to the consolidated financial statements and the selected financial data presented in this report in addition to the following discussion and analysis.


RESULTS OF OPERATIONS

HIGHLIGHTS

                      [EARNINGS PER SHARE GRAPH]

A fifth consecutive year of record earnings headline the Company's 1996 performance. Net income for 1996 of $4,643,000 surpassed 1995's performance of $3,865,000 by 20%. Net interest income of $17.7 million was $2.1 million higher than the 1995 results due to a $42 million increase in average earning assets. As in 1995, the Company's strong results reflected the effect of continued strength in core banking activities as opposed to the effect of nonrecurring factors.

Management believes that standard performance indicators help evaluate the Company's performance. The Company posted a return on average assets of 1.25%, 1.17%, and 1.20% in 1996, 1995, and 1994 respectively. Total average assets increased $43 million in 1996, $62 million in 1995, and $21 million in 1994. The Company's Bank of Alma subsidiary acquired two branches with deposits of $19 million in mid December, 1996. Due to the time of the purchase, the acquisition had a minimal effect on the increase in average assets. Return on average equity was 15.15%, 14.02%, and 12.99% for 1996, 1995, and 1994. Net income per share was $2.86, $2.40, and $2.02 for the same periods.

NET INTEREST INCOME

The core business of the Company is earning interest on loans and paying interest on deposits. In successfully managing this business, the Company has increased its net interest income by $2.1 million for 1996 for a 14% gain when compared to 1995. Net interest margin was 5.26% in 1996, 5.29% in 1995, and 5.47% in 1994. These wide margins are maintained through strong lending activity. The Company's loan to deposit ratio, using average balances, was 88% in 1996, as compared to 83% and 80% in 1995 and 1994. Loans grew $50 million during 1996 with all of the growth generated from the markets in which the Company operates.

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


4  ========================================================================

===========================================================================


Summary of Consolidated Net Interest Income
                                             YEAR ENDED                     YEAR ENDED                      YEAR ENDED
                                          DECEMBER 31, 1996              DECEMBER 31, 1995               DECEMBER 31, 1994
                                          -----------------              -----------------               -----------------
                                   Average              Average    Average              Average    Average              Average
(Dollars in thousands)             Balance    Interest   Rate      Balance    Interest   Rate      Balance    Interest   Rate
Average Assets
 Interest earning assets:
  Taxable securities              $ 30,687    $ 1,922    6.27%    $ 30,702    $ 1,983    6.47%    $ 26,532    $ 1,360    5.10%
  Tax exempt securities <F1>        26,570      2,136    8.04       28,026      2,255    8.04       28,476      2,316    8.13
                                  --------    -------    ----     --------    -------    ----     --------    -------    ----
   Total securities                 57,257      4,058    7.09       58,728      4,238    7.22       55,008      3,676    6.69

  Loans <F1> <F2>                  290,006     27,472    9.47      243,806     23,517    9.64      191,385     17,368    9.06
  Federal funds sold                 3,032        161    5.31        6,028        359    5.93        4,449        226    5.06
  Interest bearing deposits            205         14    6.86          235         16    6.72           31          3    8.37
                                  --------    -------    ----     --------    -------    ----     --------    -------    ----
   Total earning assets            350,500     31,705    9.04      308,797     28,130    9.11      250,873     21,273    8.48

  Nonaccrual loans                     141                             100                             186
  Less allowance for loan loss      (5,436)                         (4,458)                         (3,657)
  Cash and due from banks           13,744                          12,706                          10,926
  Other non earning assets          13,880                          12,934                           9,882
                                  --------                        --------                        --------
   Total assets                   $372,829                        $330,079                        $268,210
                                  ========                        ========                        ========

Average Liabilities
 Interest bearing liabilities:
  Demand                          $ 71,710    $ 2,476    3.45%    $ 61,201    $ 2,047    3.35%    $ 55,152    $ 1,494    2.71%
  Savings                           58,282      1,643    2.82       54,879      1,533    2.80       50,447      1,407    2.79
  Time                             151,622      8,463    5.58      135,926      7,672    5.64       96,549      4,415    4.57
  Federal funds purchased and
   repurchase agreements            13,279        650    4.90       10,401        550    5.29        5,828        239    4.11
  Notes payable                        866         49    5.70
                                  --------    -------    ----     --------    -------    ----     --------    -------    ----
   Total interest bearing
    liabilities                    295,759     13,281    4.47      262,407     11,802    4.50      207,976      7,555    3.63

  Demand deposits                   42,521                          36,686                          32,398
                                  --------                        --------                        --------
   Total funds                     338,280                         299,093                         240,374



  Other non interest bearing
   liabilities                       3,909                           3,417                           3,049
                                  --------                        --------                        --------
   Total liabilities               342,189                         302,510                         243,423

  Average shareholders' equity      30,640                          27,569                          24,787
                                  --------                        --------                        --------
   Total  liabilities and
    shareholders' equity          $372,829                        $330,079                        $268,210
                                  ========                        ========                        ========

  Net interest income <F1>                    $18,424                         $16,328                         $13,718
                                              =======                         =======                         =======

  Rate spread <F1>                                       4.57%                           4.61%                           4.85%
                                                         ====                            ====                            ====

  Net interest margin
   (percent of average
   earning assets)  <F1>                                 5.26%                           5.29%                           5.47%
                                                         ====                            ====                            ====

<F1> Presented on a fully taxable equivalent basis using a federal income tax rate of 34%.
<F2> Interest income includes loan fees of $1,327,000, $1,060,300, and
     $897,700 respectively.
     Interest is not included in nonaccrual loans.

========================================================================  5

===========================================================================


The preceding table presents a comparison of average balances, average rates, rate spread and net interest margin on average assets for 1996, 1995, and 1994. The average earning rate on total earning assets was 9.04% in 1996, 9.11% in 1995, and 8.48% in 1994. The prime rate increased 175 basis points in 1994. It began and ended 1995 at the same point after rising early in the year and then receding later in the year to the beginning level. There was a modest drop in the prime rate early in 1996, but no changes since that time. The Company's earning assets are primarily term instruments which do not reprice until maturity or refinancing occurs. The decrease in the 1996 average earning rate is primarily the result of prime rate decreases from 1995 to 1996. As assets repriced in 1996, they repriced at rates lower than their prior rates due to the prime rate decrease. The average rate paid on interest bearing liabilities was 4.47% in 1996, 4.50% in 1995, and 3.63% in 1994. There was also a slight decrease in deposit rates paid. Management does not expect the opportunity to reduce deposit costs significantly in the near future. Competition for deposit dollars has strengthened in the recent past, but the Company has managed a growth in average deposits of $34 million when compared to the end of 1995.

The 1996 rate spread of 4.57% remained relatively flat with a decrease of 4 basis points from the 1995 level. In 1995, the rate spread of 4.61% was a 24 basis point drop from the 1994 level of 4.85%. Tax equivalent net interest income increased $2 million from 1995 to 1996 as total average earning assets rose $42 million from 1995. Net interest margins posted a small decline to 5.26% in 1996 from 5.29% in 1995. The decrease in both the rate spread and net interest margin is the result of average earning rates on assets decreasing more than the average cost of interest bearing liabilities. Total average earning assets were 94% of total average assets in 1996 as compared to 93% in 1995.

PROVISION FOR LOAN LOSSES

The provision for loan losses was $1.8 million in 1996 compared to $1.1 million in 1995 and $1.0 million in 1994. The growth in the provision increased the allowance for loan losses as a percent of total loans to 1.99% at December 31, 1996, compared to 1.84% at both December 31, 1995 and 1994. At September 30, 1996, the most recent quarter end for which this data is available, the ratio of loan loss reserves to total loans was 1.96% for commercial banks. The Company's net charge offs were $467,000 in 1996 as compared to $309,000 and $154,000 for 1995 and 1994. As a percentage of average loans, net charge offs were .16%, .13% and .08% in 1996, 1995, and 1994. Nonperforming assets were .34% of total loans at December 31, 1996, compared to .23% and .31% at December 31, 1995 and 1994. As a percentage of total assets, nonperforming assets were .25% at December 31, 1996, compared to .80% as an average of all FDIC insured commercial banks for the period ended September 30, 1996. Management actively monitors the adequacy of the allowance for loan losses and maintains the allowance at a level intended to provide for losses inherent in the portfolio.

NONINTEREST INCOME

Noninterest income rose $826,000, or 33%, in 1996 after declining $76,000, or 3%, from 1994 to 1995. With the exception of a $12,000 decrease in gain on sale of securities, all other categories of noninterest income posted increases in 1996 when compared to 1995.

The gain on sale of mortgages more than doubled in 1996, for an increase of $319,000 when compared to 1995 which had declined by $95,000 from the 1994 results. In early 1996, mortgage interest rates declined to a point which was lower than many outstanding mortgages at that time. With such a rate environment, refinancing activity increased and activity in the housing market was stimulated. Management believes that, while another interest rate reduction would prompt additional activity, rates are unlikely to fall in the near future to a level that would produce the refinancing volume experienced in early 1996.

Mortgage banking activity has become an increasingly more significant portion of the Company's business. The mortgage loans serviced for others grew to $147 million by the end of 1996 for a $19 million or 14.8% increase. In 1995, this same portfolio experienced growth of $18 million for a 16.2% gain. Beginning in January, 1996, the Company implemented Financial Accounting Standards Board Statement SFAS 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS. The effect of implementing SFAS 122 was not considered material. A more complete discussion of SFAS 122 may be found in Note D of the consolidated financial statements.

Other noninterest income increased $388,000 or 60.1% in 1996 after increasing $233,000 or 56.7% in 1995. Sales of collateral from previously charged off loans of approximately $100,000 augmented the improvement, along with an increase in the nonbank subsidiaries' operating income of $60,000, and an enhancement of check printing fees of $47,000. The net gains on disposition of fixed assets in 1996 were $67,000 greater than the net losses in 1995.


6  ========================================================================

===========================================================================


NONINTEREST EXPENSE

Noninterest expense grew $978,000 or 8.3% in 1996 compared to a $1,484,000 or 14.4% increase in 1995. Salary and benefit expenses account for the majority of the net increase in noninterest expense. The results from 1996 include the operation of one additional branch for an entire year as compared to six months in 1995, and the additional expenses incurred by adding two branches late in 1996. Total full time equivalent employees at December 31, 1996, were 227 as compared to 202 at December 31, 1995. The personnel costs for the growth in full time equivalent employees and normal increments explain the increase in this area.

Occupancy costs increased $376,000 or 24.9% in 1996 compared to a decline of $85,000 in 1995. The Company upgraded its data processing system in late 1995, and therefore recognized only two months of mainframe hardware and software depreciation in 1995. An entire year's depreciation is included in 1996 as well as costs associated with the expansion of several local area networks and the implementation of a wide area network.

Legislation in 1996 has had an impact on deposit insurance costs. The Company has a combination of Bank Insurance Fund (BIF) and Savings Association Insurance Fund (SAIF) deposits. At December 31, 1996, approximately 10% of the total deposits were SAIF insured. While BIF continues to be well capitalized, the deposit insurance paid into that fund in 1996 is negligible. Essentially all of the deposit insurance costs in 1996 were paid into SAIF. For 1996, the insurance rates paid on SAIF deposits were $.230 per $100 of insured deposit. In addition, a one-time charge of $.657 for each $100 of adjusted SAIF deposits was levied in 1996. The total expense attributable to the levy was $136,000. Published insurance rates for 1997 lead management to expect that the total deposit insurance costs for 1997 should be decreased by approximately $25,000.

Other noninterest expense decreased 3.6% or $139,000 from 1995 to 1996 after increasing $1,051,000 in 1995. The majority of this decrease, $121,000, was the result of a reduction in the lower of cost or market adjustment on loans held for sale. The reduction in the Michigan intangibles tax accounted for an additional $27,000 decrease in this item. Management closely monitors these expenses as part of the ongoing cost control effort.

FEDERAL INCOME TAX EXPENSE

The Company's effective tax rate was 27%, 25%, and 23% for 1996, 1995, and 1994. The principal difference between those percentages and the corporate tax rate of 34% is the Company's investment in securities and loans which provide income exempt from federal income tax.


FINANCIAL CONDITION

Total assets of the Company set a new high at December 31, 1996, of $405 million surpassing December 31, 1995, results by $52 million, or 15%. Loan growth during the same period was $50 million to reach $315 million, an increase of 19%. In addition, mortgage loans serviced for others increased $19 million, or 15%, to $147 million at December 31, 1996.

The following table discloses the change in loan balances during 1996:

                                                               (Dollars in thousands)
                                                  1996           1995         CHANGE      % CHANGE
                                                  ----           ----         ------      --------
     Commercial                                 $122,933       $115,779       $ 7,154        6.2%
     Real Estate Mortgage                        122,606         90,753        31,853       35.1%
     Consumer                                     69,081         58,315        10,766       18.5%
                                                --------       --------       -------
       Total                                    $314,620       $264,847       $49,773       18.8%

     Mortgages Serviced for others              $147,362       $128,418       $18,944       14.8%

Although loan demand is expected to be strong during the next twelve months, the rate of growth is expected to diminish from 1996 results. Strategic branch acquisitions have contributed to the loan growth. The loan growth has been funded by an increase in deposits and a decrease in investment securities.

Pursuant to the FASB Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT NO. 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, the entire portfolio of held to maturity securities was transferred to the available for sale classification on December 12, 1995. The Company believes that the reclassification of all securities as available for sale will provide management with greater flexibility in managing its assets and liabilities. The Company has used the proceeds from the maturities of investment securities to fund loan growth. During 1996, the Company did not sell securities prior to maturity to fund loan growth.


========================================================================  7

===========================================================================


Premises and equipment increased $1,213,000 after depreciation expense of $750,000. The Company acquired two branch facilities during 1996 in addition to upgrading several local area networks and installing a wide area network.

Deposit growth of $52 million was primarily used to fund the increased loan demand. Included in this growth are $19 million in deposits which were part of the branch acquisitions.

Securities sold under agreements to repurchase and overnight borrowings have decreased $5 million from December 31, 1995. Approximately half of this decrease is from a reduction in overnight borrowings, with the remainder from a drop in securities sold under agreement to repurchase. The average 1996 balance in securities sold under agreements to repurchase is $1.6 million higher than the 1995 average balance.

Notes payable have increased by $2 million. The Company borrowed funds from the Federal Home Loan Bank primarily to fund loan demand. For a more complete discussion, please see Note I to the consolidated financial statements.

ASSET QUALITY

Management continues to follow a conservative course in the recognition of problem loans. In most cases, when a loan reaches 90 days past due, all income earned but not collected is deducted from current income. Loans are carried at an amount which management believes will be collected. A balance considered not collectible is charged against (reduction to) the allowance for loan losses. In 1996, net charge offs were $467,000 compared to $309,000 in 1995. Net charged off loans as a percentage of average loans were .16% and .13% in 1996 and 1995. For comparative purposes, at December 31, 1995, the most recent year for which data has been compiled, the net charged off loans as a percentage of loans were .20% for other institutions of our size.

Nonperforming loans are defined as nonaccrual loans, loans 90 days or more past due, and any loans where the terms have been renegotiated. Total nonperforming loans were $1,057,000 and $615,000 at December 31, 1996 and 1995. The average investment in impaired loans was $368,000 at December 31, 1996, compared to $304,000 at the same time in 1995. Please refer to Note E to the consolidated financial statements for more information on impaired loans. Total nonaccrual loans were $218,000 at December 31, 1996, compared to $47,000 at the end of 1995.

The allowance for loan losses increased $1,371,000 or 28% during 1996. The allowance for loan losses represents 1.99% of outstanding loans at the end of 1996 as compared to 1.84% at December 31, 1995. The average of allowance for loan losses to outstanding loans for FDIC insured institutions was 1.96% at September 30, 1996, the most recent date for which this information is available. Management maintains the allowance at a level which they believe adequately provides for losses inherent in the loan portfolio. Such losses are estimated by a variety of factors, including specific examination of certain borrowing relationships and consideration of historical losses incurred on certain types of credits. Management focuses on early identification of problem credits through ongoing review by management, loan personnel and an outside loan review contractor.


LIQUIDITY AND INTEREST RATE SENSITIVITY

Asset liability management aids the Company in achieving reasonable and predictable earnings and liquidity while maintaining a balance between interest earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of the Company's customers. These customers may be either borrowers needing to meet their credit needs or depositors wanting to withdraw funds. Management of interest rate sensitivity attempts to avoid widely varying net interest margins and to achieve consistent net interest income through periods of changing interest rates. The net interest margin was 5.26% in 1996 compared to 5.29% in 1995. Loan yields were 9.47% in 1996 and 9.64% in 1995 as deposit costs remained nearly steady at 3.88% and 3.89%. As loan yields have decreased 17 basis points while deposit costs have only decreased 1 basis point, the challenge of effective asset liability management becomes evident. An increase in deposit rates affects most rates paid immediately, and therefore, has an immediate negative impact on net interest margin. With the exception of variable rate loans, an increase in loan rates does not affect the yield until a new loan is made. The prime rate was stable for the majority of 1996 after decreasing early in the year, which puts downward pressure on loan yields without an equivalent opportunity to reduce rates paid on interest bearing liabilities.

The principal sources of liquidity for the Company are maturing securities, federal funds sold, loan payments by borrowers, investment securities, loans held for sale and deposit or deposit equivalent growth. Securities maturing within one year at December 31, 1996, are $11 million compared to $15 million at December 31, 1995.


8  ========================================================================

===========================================================================


The following table shows the interest sensitivity gaps for five different intervals as of December 31, 1996:

                                                           MATURITY OR REPRICING FREQUENCY
                                                           -------------------------------
                                                                (DOLLARS IN MILLIONS)
                                                          2 DAYS        4 MOS.      13 MOS.
                                                         THROUGH       THROUGH      THROUGH
                                             1 DAY        3 MOS.       12 MOS.       5 YRS.      5+ YRS.
                                             -----        ------       -------       ------      -------
      INTEREST EARNING ASSETS:
      Loans                                  $ 78.8       $ 25.5       $  45.5       $139.3       $25.5
      Investment securities                     1.2          4.1           5.7         34.1        11.5
      Other earning assets                      1.7          0.1           0.0          0.0         0.0
                                             ------       ------       -------       ------       -----
            Total                              81.7         29.7          51.2        173.4        37.0

      INTEREST BEARING LIABILITIES:
      Deposits                                147.3         43.0          80.1         40.3         0.2
      Other bearing liabilities                 0.9          7.8           0.1          0.1         0.2
                                             ------       ------       -------       ------       -----
            Total                             148.2         50.8          80.2         40.4         0.4
                                             ------       ------       -------       ------       -----

      Interest sensitivity gap               $(66.5)      $(21.1)      $ (29.0)      $133.0       $36.6
                                             ======       ======       =======       ======       =====

      Cumulative gap                         $(66.5)      $(87.6)      $(116.6)      $ 16.4       $53.0
                                             ======       ======       =======       ======       =====

For the one day interval, maturities of interest bearing liabilities exceed those of interest earning assets by $66.5 million. Included in the one day maturity classification are $146 million of savings and checking accounts which are contractually available to the Company's customers immediately, but in fact function as a core deposit with a considerably longer maturity. The pattern of interest sensitive liability maturities exceeding interest sensitive assets continues through the one year time frame resulting in a cumulative excess of $117 million through 12 months. For the time period of over one year to five years and over five years, the trend reverses so that for the period over five years, interest sensitive assets exceed interest sensitive liabilities by $53 million.



Interest rate sensitivity varies with different types of interest earning assets and interest bearing liabilities. Overnight investments, on which rates change daily, and loans tied to the prime rate, differ considerably from long term investment securities and fixed rate loans. Time deposits over $100,000 and money market accounts are more interest sensitive than regular savings accounts. Comparison of the repricing intervals of interest earning assets to interest bearing liabilities is a measure of the interest sensitivity gap. Balancing this gap is a continual challenge in a changing rate environment. The Company uses a sophisticated computer program to perform analysis of interest rate risk, assist with its asset liability management, and model and measure interest rate sensitivity.


CAPITAL RESOURCES

                     [BOOK VALUE PER SHARE GRAPH]

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

As of December 31, 1996, the Company's total capital to risk weighted assets exceeded the minimum requirement for capital adequacy purposes of 8% by 2.79% or $8.4 million, Tier 1 capital to risk weighted assets exceeded the minimum of 4% by 5.53% or $16.6 million, and Tier 1 capital to average assets exceeded the minimum 4% by 3.79% or $13.9 million. For a more complete discussion of capital requirements, please refer to Note P to the consolidated financial statements.


========================================================================  9

===========================================================================


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

A certain level of capital growth is desirable to maintain a good ratio of equity to total assets. The compound annual growth rate for total average assets for the past five years was 11.8%. The compound annual growth rate for average equity over the same period was 16.5%. The compound annual growth rate for equity includes the $5.5 million stock issuance in 1993.

Management has determined one way of maintaining capital adequacy is to maintain a reasonable rate of internal capital growth. The percentage return on average equity times the percentage of earnings retained after dividends equals the internal growth percentage. The following table illustrates this relationship:

                                           1996         1995        1994
                                           ----         ----        ----
      Return on Equity                     15.15%       14.0%       13.0%
        MULTIPLIED BY
      Percentage of Earnings Retained      72.06%       73.8%       73.9%
        EQUALS
      Internal Capital Growth              10.9%        10.3%       9.6%

The increases in the rate of internal capital growth in 1996 and 1995 are indications of effective deployment of capital additions from the 1993 stock offering. As return on equity has increased through the last three years, the internal capital growth rate has also risen. To maintain sufficient capital, management has determined that the rate of internal capital growth should average at least 5%. To achieve the goal of acceptable internal capital growth, management will continue its efforts to increase the Company's return on average equity while maintaining a reasonable cash dividend.

As an additional enhancement to capital growth, the Company offers a dividend reinvestment program. The Firstbank Corporation Dividend Reinvestment Plan was first offered in 1988. At December 31, 1988, 123 owners of 90,641 shares participated in the plan. By the end of 1996, 527 owners holding 368,464 shares were participating in the Plan.

The Company is not aware of any recommendations by regulatory authorities at December 31, 1996, which are likely to have a material effect on Firstbank Corporation's liquidity, capital resources or operations.



10 ========================================================================

===========================================================================


FIRSTBANK CORPORATION AND SUBSIDIARIES

QUARTERLY RESULTS OF OPERATIONS
(Dollars in thousands, except per share data)
                                                                       1996
                                                                       ----
                                              1ST          2ND          3RD          4TH
                                            QUARTER      QUARTER      QUARTER      QUARTER        YEAR
                                            -------      -------      -------      -------        ----
Interest income                             $7,355       $7,643       $7,917       $8,101       $31,016
Net interest income                          4,102        4,389        4,571        4,673        17,735
Provision for loan losses                      297          535          709          297         1,838
Income before federal income taxes           1,430        1,539        1,651        1,784         6,404
Net income                                   1,053        1,119        1,173        1,298         4,643
Net income per share<F*>                       .65          .70          .72          .79          2.86

                                                                       1995
                                                                       ----
                                              1ST          2ND          3RD          4TH
                                            QUARTER      QUARTER      QUARTER      QUARTER        YEAR
                                            -------      -------      -------      -------        ----
Interest income                             $6,238       $6,730       $7,141       $7,285       $27,394
Net interest income                          3,728        3,842        3,975        4,048        15,593
Provision for loan losses                      340          230          170          345         1,085
Income before federal income taxes           1,278        1,251        1,305        1,332         5,166
Net income                                     954          950          962          999         3,865
Net income per share<F*>                       .60          .59          .60          .61          2.40

     <F*>Adjusted for stock dividend


---------------------------------------------------------------------------


COMMON STOCK DATA

Firstbank Corporation shares were held by 957 shareholders of record as of December 31, 1996. Total shareholders number approximately 1,200, including those whose shares are held in street name. The Company's shares are listed on the NASD Over the Counter Bulletin Board under the symbol FBMI and are traded by several brokers. The range of bid prices for shares of common stock for each quarterly period during the past two years is as follows:

                         LOW AND HIGH BID QUOTATIONS
                         ---------------------------
                         1996                   1995
                         ----                   ----
First Quarter      $23.81 - $26.19        $18.59 - $19.52
Second Quarter     $26.19 - $28.33        $19.72 - $22.00
Third Quarter      $28.33 - $30.24        $22.00 - $22.45
Fourth Quarter     $30.24 - $33.75        $22.68 - $23.81

The prices quoted above are obtained on a weekly basis from the NASD System. The over the counter market quotations reflect interdealer prices without retail mark up, mark down, or commission, and may not necessarily represent actual transactions. Prices have been adjusted to reflect stock dividends.

The following table summarizes cash dividends paid per share (adjusted for stock dividends) of common stock during 1996 and 1995.

                            1996          1995
                            ----          ----
     First Quarter         $.1714        $.1361
     Second Quarter        $.2095        $.1632
     Third Quarter         $.2095        $.1632
     Fourth Quarter        $.2095        $.1632
                           ------        ------
                           $.7999        $.6257
                           ======        ======

The Company's principal sources of funds to pay cash dividends are the earnings of and dividends paid by the subsidiary banks. Under current regulations, the subsidiary banks are restricted in their ability to transfer funds in the form of cash dividends, loans and advances to the Company (See Note O). As of January 1, 1997, approximately $8,209,000 of the subsidiaries' retained earnings are available for transfer in the form of dividends to the Company without prior regulatory approval. In addition, to the extent of the subsidiaries' 1997 earnings, such earnings will be available for distributions as dividends to the Company.


======================================================================== 11

                          [CROWE CHIZEK LOGO]


REPORT OF INDEPENDENT AUDITORS





Board of Directors and Shareholders
Firstbank Corporation
Alma, Michigan


We have audited the consolidated balance sheets of Firstbank Corporation as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Firstbank Corporation at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




                                   /S/ CROW, CHIZEK AND COMPANY LLP

                                   Crowe, Chizek and Company LLP


Grand Rapids, Michigan
January 24, 1997

===========================================================================


FIRSTBANK CORPORATION
CONSOLIDATED BALANCE SHEETS
                                                                                     DECEMBER 31
                                                                                     -----------
                                                                               1996                1995
                                                                               ----                ----
ASSETS
Cash and due from banks                                                   $ 19,430,993        $ 15,526,265
Short term investments                                                       1,797,479           1,222,475
                                                                          ------------        ------------
                                Total cash and cash equivalents             21,228,472          16,748,740
Securities available for sale                                               56,572,495          61,820,558
Loans:
  Loans held for sale                                                        6,755,863           2,606,213
  Portfolio loans
    Commercial                                                             122,933,722         115,779,085
    Real estate mortgage                                                   115,849,643          88,146,830
    Consumer                                                                69,080,989          58,315,109
                                                                          ------------        ------------
                                                    Total loans            314,620,217         264,847,237
Less allowance for loan losses                                              (6,247,000)         (4,876,000)
                                                                          ------------        ------------
                                                      Net loans            308,373,217         259,971,237
Premises and equipment, net                                                  8,218,954           7,006,008
Acquisition intangibles                                                      3,847,832           2,361,675
Accrued interest receivable                                                  2,236,870           2,259,443
Other assets                                                                 4,093,102           2,775,164
                                                                          ------------        ------------
                                                   TOTAL ASSETS           $404,570,942        $352,942,825
                                                                          ============        ============

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Deposits:
  Noninterest bearing demand accounts                                     $ 47,752,360        $ 39,030,563
  Interest bearing accounts:
    Demand                                                                  86,768,530          64,288,096
    Savings                                                                 59,391,775          54,343,238
    Time                                                                   164,756,724         149,344,719
                                                                          ------------        ------------
                                                 Total deposits            358,669,389         307,006,616




Securities sold under agreements to
  repurchase and overnight borrowings                                        6,832,592          11,842,279
Notes payable                                                                2,239,039
Accrued interest and other liabilities                                       3,741,861           4,241,277
                                                                          ------------        ------------
                                              Total liabilities            371,482,881         323,090,172
SHAREHOLDERS' EQUITY
Preferred stock; no par value,
  300,000 shares authorized, none issued
Common stock;
  2,500,000 shares authorized; 1,627,843 and 1,619,410
  shares issued and outstanding in 1996 and 1995 respectively               24,228,132          21,355,293
Retained earnings                                                            8,296,590           7,583,783
Net unrealized appreciation on securities available for sale,
  net of income tax of $290,000 in 1996, and $471,000 in 1995                  563,339             913,577
                                                                          ------------        ------------
                                     Total shareholders' equity             33,088,061          29,852,653
                                                                          ------------        ------------

                                          TOTAL LIABILITIES AND
                                           SHAREHOLDERS' EQUITY           $404,570,942        $352,942,825
                                                                          ============        ============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


======================================================================== 13

===========================================================================


FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
                                                                                   YEAR ENDED DECEMBER 31
                                                                                   ----------------------
                                                                           1996              1995              1994
                                                                           ----              ----              ----
Interest income:
  Loans, including fees                                                $27,446,750       $23,482,159       $17,330,498
  Securities:
    Available for sale - Taxable                                         1,922,393         1,539,531           752,896
    Available for sale - Exempt from federal income tax                  1,471,602           175,924            52,140
    Held to maturity - Taxable                                                               443,346           606,992
    Held to maturity - Exempt from federal income tax                                      1,378,401         1,524,905
  Short term investments                                                   175,064           375,083           228,510
                                                                       -----------       -----------       -----------
                                             Total interest income      31,015,809        27,394,444        20,495,941

Interest expense:
  Deposits                                                              12,581,008        11,252,294         7,315,617
  Notes payable and other                                                  699,718           549,629           239,786
                                                                       -----------       -----------       -----------
                                            Total interest expense      13,280,726        11,801,923         7,555,403
                                                                       -----------       -----------       -----------
                                               Net interest income      17,735,083        15,592,521        12,940,538
Provision for loan losses                                                1,838,000         1,085,000         1,000,060
                                                                       -----------       -----------       -----------
                                         Net interest income after
                                         provision for loan losses      15,897,083        14,507,521        11,940,478
Noninterest income:
  Service charges on deposit accounts                                    1,009,895           946,172           783,207
  Gain on sale of mortgage loans                                           620,990           302,382           397,079
  Mortgage servicing                                                       386,494           329,188           292,311
  Trust fees                                                               234,951           224,207           182,608
  Gain on sale of securities                                                11,773            24,072            38,817
  Gain on termination of pension plan                                                                          441,450
  Other                                                                  1,033,253           645,469           411,985
                                                                       -----------       -----------       -----------
                                          Total noninterest income       3,297,356         2,471,490         2,547,457
Noninterest expense:
  Salaries and employee benefits                                         6,613,365         5,834,699         5,202,642
  Occupancy                                                              1,883,193         1,507,268         1,592,267
  FDIC Insurance premium                                                   226,554           327,704           466,550
  Michigan Single Business tax                                             355,800           293,200           268,300
  Other                                                                  3,711,139         3,849,661         2,798,280
                                                                       -----------       -----------       -----------
                                         Total noninterest expense      12,790,051        11,812,532        10,328,039
                                                                       -----------       -----------       -----------
                                Income before federal income taxes       6,404,388         5,166,479         4,159,896
Federal income taxes                                                     1,761,000         1,301,000           939,000
                                                                       -----------       -----------       -----------

                                                        NET INCOME     $ 4,643,388       $ 3,865,479       $ 3,220,896
                                                                       ===========       ===========       ===========

Earnings per common and common equivalent share                           $2.86             $2.40              $2.02
                                                                          =====             =====              =====

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


14 ========================================================================

===========================================================================


FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                                               NET UNREALIZED
                                                                                APPRECIATION
                                                                               (DEPRECIATION)
                                                                               ON SECURITIES     UNALLOCATED
                                               COMMON            RETAINED        AVAILABLE          ESOP
                                               STOCK             EARNINGS        FOR SALE          SHARES             TOTAL
                                               -----             --------        --------          ------             -----
Balances at January 1, 1994                  $18,089,191        $5,638,811        $78,194        ($308,817)        $23,497,379
Net income for 1994                                              3,220,896                                           3,220,896
Cash dividends--$.51 per share                                    (840,233)                                           (840,233)
5% stock dividend--76,760
  shares                                       1,462,104        (1,469,310)                                             (7,206)
Issuance of 30 shares of
  common stock through
  exercise of stock options                          518                                                                   518
Allocation of 15,285 shares
  to ESOP participant accounts                                                                     150,000             150,000
Forfeiture of restricted stock                   (10,875)                                                              (10,875)
Net change in unrealized appreciation
  (depreciation) on securities
  available for sale, net of
  tax of $215,336                                                                (414,466)                            (414,466)
                                             -----------        ----------      ---------        ----------        -----------
                            BALANCES AT
                      DECEMBER 31, 1994       19,540,938         6,550,164       (336,272)        (158,817)         25,596,013

Net income for 1995                                              3,865,479                                           3,865,479
Cash dividends--$.63 per share                                  (1,013,748)                                         (1,013,748)
5% stock dividend--76,769
  shares                                       1,809,547        (1,818,112)                                             (8,565)
Issuance of 66 shares of
  common stock through
  exercise of stock options                        1,289                                                                 1,289
Issuance of 152 shares of common
  stock                                            3,519                                                                 3,519
Allocation of 16,185 shares
  to ESOP participant accounts                                                                     158,817             158,817
Net change in unrealized appreciation
  (depreciation) on securities available
  for sale, net of tax of ($643,863)                                            1,249,849                            1,249,849
                                             -----------        ----------      ---------        ----------        -----------
                            BALANCES AT
                       DECEMBER 31, 1995      21,355,293         7,583,783        913,577                0          29,852,653

Net income for 1996                                              4,643,388                                           4,643,388
Cash dividends--$.80 per share                                  (1,297,400)                                         (1,297,400)
5% stock dividend--77,060 shares               2,620,039        (2,633,181)                                            (13,142)
Issuance of 2,128 shares of
  common stock through
  exercise of stock options                       46,947                                                                46,947
Issuance of 4,870 shares of common
  stock through the dividend
  reinvestment plan                              144,063                                                               144,063
Issuance of 1,831 shares of common
  stock from supplemental shareholder
  investments                                     61,790                                                                61,790
Net change in unrealized appreciation
  (depreciation) on securities available
  for sale, net of tax of $180,426                                               (350,238)                            (350,238)
                                             -----------        ----------      ---------        ----------        -----------
                            BALANCES AT
                      DECEMBER 31, 1996      $24,228,132        $8,296,590      $ 563,339        $       0         $33,088,061
                                             ===========        ==========      =========        =========         ===========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


======================================================================== 15

===========================================================================


FIRSTBANK CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                              YEAR ENDED DECEMBER 31
                                                                              ----------------------
                                                                     1996              1995              1994
                                                                     ----              ----              ----
OPERATING ACTIVITIES
  Net income                                                     $ 4,643,388       $ 3,865,479       $ 3,220,896
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Provision for loan losses                                      1,838,000         1,085,000         1,000,060
    Depreciation of premises and equipment                           749,790           436,564           710,927
    Provision for recovery on certain other real estate                                                   (1,896)
    Net amortization of security premiums/discounts                  343,131           287,659           606,215
    Gain on sale of securities                                       (11,773)          (24,072)          (38,817)
    Allocation of common stock to ESOP participants                                    158,817           150,000
    Amortization of acquisition intangibles                          271,449           232,348           188,135
    Gain on sale of mortgage loans                                  (620,990)         (302,382)         (397,079)
    Proceeds from sales of mortgage loans                         46,388,544        34,262,839        35,151,078
    Loans originated for sale                                    (49,917,204)      (33,574,477)      (38,648,315)
    Unrealized loss on loans held for sale                                                               160,000
    Deferred federal income tax benefit                             (661,000)         (399,000)         (265,000)
    Increase in accrued interest receivable and other
      assets                                                        (453,940)       (1,444,046)         (279,344)
    Increase (decrease) in accrued interest payable and
      other liabilities                                             (499,416)        1,335,588           245,927
                                                                 -----------       -----------       -----------
                  NET CASH PROVIDED BY OPERATING ACTIVITIES        2,069,979         5,920,317         1,802,787

INVESTING ACTIVITIES
  Proceeds from sale of securities available for sale              3,534,165         6,188,687         4,262,296
  Proceeds from maturities of securities available for sale       20,286,206         4,280,804         6,896,076
  Proceeds from maturities of securities held to maturity                            9,102,877        13,648,132
  Purchases of securities available for sale                     (19,434,329)      (13,636,714)      (19,233,012)
  Purchases of securities held to maturity                                          (2,338,617)       (8,095,352)
  Net increase in portfolio loans                                (46,090,330)      (42,151,529)      (36,650,324)
  Loans from branch acquisitions                                                                      (4,766,260)
  Net purchases of premises and equipment                         (1,962,736)       (2,590,960)       (1,030,928)
  Net increase in intangibles from branch acquisitions            (1,757,606)         (496,076)       (1,566,772)
                                                                 -----------       -----------       -----------
                      NET CASH USED BY INVESTING ACTIVITIES      (45,424,630)      (41,641,528)      (46,536,144)





FINANCING ACTIVITIES
  Deposits from branch acquisitions                               19,347,853        10,901,185        25,556,817
  Net increase in deposits                                        32,314,920        29,028,601        21,180,032
  Net increase (decrease) in securities sold under
    agreements to repurchase and overnight borrowings             (5,009,687)       (2,301,191)        3,301,188
  Proceeds from notes payable                                      2,239,039
  Cash dividends and cash paid in lieu of
    fractional shares on stock dividend                           (1,310,542)       (1,022,313)         (847,439)
  Net proceeds from issuance/cancellation of common stock            252,800             4,808           (10,357)
                                                                 -----------       -----------       -----------
                  NET CASH PROVIDED BY FINANCING ACTIVITIES       47,834,383        36,611,090        49,180,241
                                                                 -----------       -----------       -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   4,479,732           889,879         4,446,884
Cash and cash equivalents at beginning of year                    16,748,740        15,858,861        11,411,977
                                                                 -----------       -----------       -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                         $21,228,472       $16,748,740       $15,858,861
                                                                 ===========       ===========       ===========
Supplemental disclosure of cash flow information:
  Interest paid                                                  $13,150,177       $11,489,482       $ 7,461,327
  Income taxes paid                                                2,610,000         1,710,000           990,000
Supplemental disclosure of non-cash investing activities--
  See Note A

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


16 ========================================================================

===========================================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS: Firstbank Corporation (the "Company") is a bank holding company. Each subsidiary bank of the Company is a full service community bank. The subsidiary banks offer all customary banking services, including the acceptance of checking, savings and time deposits, and the making of commercial, agricultural, real estate, personal, home
improvement, automobile and other installment and consumer loans.   Trust
services are provided throughout the Company's service area by one of its subsidiary banks. The consolidated assets of the Company of $404,571,000 as of December 31, 1996, primarily represent commercial and retail banking activity. Mortgage loans serviced for others of $147,362,000 and trust assets of $62,000,000 as of December 31, 1996, are not included in the Company's consolidated balance sheet.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Bank of Alma, Firstbank, and 1st Bank (the "Banks"), Niles Agency, Incorporated, and 1st Armored, Incorporated, after elimination of intercompany accounts and transactions.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CERTAIN SIGNIFICANT ESTIMATES: The primary estimates incorporated into the Company's financial statements which are susceptible to change in the near term include the allowance for loan losses and the determination and carrying value of certain financial instruments.

CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS: The Company's business is concentrated in the mid-central section of the lower peninsula of Michigan. Management is of the opinion that no concentrations exist that make the Company vulnerable to the risk of a near term severe impact.
While the loan portfolio is diversified, the customers' ability to honor their debts is partially dependent on the local economies. The Company's service area is primarily dependent on the manufacturing (automotive and other), agricultural and recreational industries. Most commercial and agricultural loans are secured by business assets, including commercial and agricultural real estate and federal farm agency guarantees. Generally, consumer loans are secured by various items of personal property and mortgage loans are secured by residential real estate.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits with banks, federal funds sold and overnight money market fund investments. Generally, federal funds and overnight money market funds are purchased for a one day period. The Company reports customer loan transactions, deposit transactions, and repurchase agreements and overnight borrowings on a net cash flow basis.

SECURITIES: Securities available for sale consist of bonds and notes which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss (the difference between the fair value and amortized cost of the securities so classified) is reported, net of related income tax effects, as a separate component of shareholders' equity until realized.

Gains and losses on sales are determined using the specific identification method. Premium and discount amortization is recognized in interest income using the level yield method over the period to call or maturity, whichever is earlier.

MORTGAGE BANKING ACTIVITIES: Mortgage loans originated and intended for sale in the secondary market are accounted for at the lower of aggregate cost or market value. Net unrealized losses are recognized through a valuation allowance by charges to income. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS (SFAS 122), which has changed the accounting for mortgage servicing rights retained by the loan originator. The Company adopted SFAS 122 on January 1, 1996, as required. Under this standard, if the originator sells or securitizes mortgage loans and retains the related servicing rights, the total cost of the mortgage loan is allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Under prior practice, all such costs were assigned to the loan. The costs allocated to mortgage servicing rights are recorded as a separate asset and are amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights is periodically evaluated for impairment.


======================================================================== 17

===========================================================================


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

The valuation of loans is reviewed on an ongoing basis for impairment. A loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of collateral if the loan is collateral dependent. Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require increase, such increase is reported as bad debt expense.

Smaller balance homogeneous loans such as residential first mortgage loans secured by one to four family residences, residential construction loans, automobile, home equity and second mortgage loans are collectively evaluated for impairment. Commercial loans and first mortgage loans secured by other properties are evaluated individually for impairment.
When credit analysis of the borrower's operating results and financial condition indicates the underlying ability of the borrower's business activity is not sufficient to generate adequate cash flow to service the business' cash needs, including the Company's loans to the borrower, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 90 days or less. Commercial loans are rated on a scale of 1 to 8, with grades 1 to 4 being pass grades, 5 being special attention or watch, 6 substandard, 7 doubtful and 8 loss. Loans graded 6, 7 and 8 are considered for impairment. Loans are generally moved to nonaccrual status when 90 days or more past due. These loans are often considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual and renegotiated loans and nonperforming and past-due asset disclosures.

PREMISES AND EQUIPMENT: Premises and equipment are stated on the basis of cost, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets, primarily by accelerated methods for income tax purposes, and by the straight line method for financial reporting purposes.

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

ACQUISITION INTANGIBLES: The acquisition of purchased subsidiaries and branches has included amounts related to the value of customer deposit relationships ("core deposit intangibles") and excess of cost over estimated fair value of net assets acquired ("goodwill"). The core deposit intangibles are amortized over the expected life of the value of the acquired relationship. The goodwill is amortized over 15 years using the straight line method.

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

INCOME TAXES: The Company records income tax expense based on the amount of taxes due on its tax return plus the change in deferred taxes computed based on the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. The Company and its subsidiaries file a consolidated federal income tax return on a calendar year basis.

EARNINGS PER COMMON AND COMMON EQUIVALENT: Earnings per common and common equivalent share amounts are based on the weighted average net shares outstanding (which excludes unallocated ESOP shares) for each period (1,621,652 shares in 1996; 1,611,094 shares in 1995; and 1,595,907 shares in 1994). Stock options are excluded from the calculation because their effect is immaterial. All share and per share amounts have been adjusted to reflect the 5% stock dividends paid in 1996, 1995, and 1994.


18 ========================================================================

===========================================================================


SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES: During 1996 and 1994, the Company transferred $713,992 and $7,242,029 from loans held for sale to portfolio loans. During 1995, the Company transferred securities with a cost of $31,121,988 and fair value of $32,194,948 from held to maturity to available for sale.

RECLASSIFICATION: Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation.

ISSUED BUT NOT YET ADOPTED ACCOUNTING STANDARDS: In August 1996, the FASB issued Statement of Financial Accounting Standards No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities for some transactions in 1997 and others in 1998, and is to be applied prospectively. Example transactions covered by SFAS No. 125 include asset securitizations, repurchase agreements, wash sales, loan participations, transfers of loans with recourse and servicing of loans. The standard is based on a consistent application of a financial-components approach that focuses on control. Under this Statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 supersedes SFAS No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS, and supersedes SFAS No. 76, EXTINGUISHMENT OF DEBT and SFAS No. 77, REPORTING BY TRANSFERORS FOR TRANSFERS OF RECEIVABLES WITH RECOURSE. Retroactive application is not permitted.


NOTE B--RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Company's subsidiary banks are required to maintain average reserve balances in the form of cash and noninterest bearing balances due from the Federal Reserve Bank. The average reserve balances required to be maintained at December 31, 1996 and 1995, were $1,569,000 and $1,316,000 respectively.  These reserves do not earn interest.



======================================================================== 19

===========================================================================


NOTE C--SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securities and their fair values were as follows:

                                                                  GROSS           GROSS
                                               AMORTIZED       UNREALIZED       UNREALIZED           FAIR
                                                 COST             GAINS           LOSSES             VALUE
                                                 ----             -----           ------             -----
SECURITIES AVAILABLE FOR SALE:
  December 31, 1996:
    U.S. Treasury                             $ 7,492,293      $   19,228        $ (2,192)        $ 7,509,329
    U.S. governmental agency                   13,529,582          79,196         (44,158)         13,564,620
    States and political subdivisions          26,833,250         814,168         (33,914)         27,613,504
    Collateralized mortgage obligations           868,982           5,269          (2,087)            872,164
    Corporate                                   5,859,015          26,256          (8,222)          5,877,049
    Equity                                      1,135,829                                           1,135,829
                                              -----------      ----------        --------         -----------
                                              $55,718,951      $  944,117        $(90,573)        $56,572,495
                                              ===========      ==========        ========         ===========

 December 31, 1995:
    U.S. Treasury                             $ 6,053,375      $   66,195        $(11,630)        $ 6,107,940
    U.S. governmental agency                   17,527,486         208,474         (22,898)         17,713,062
    States and political subdivisions          28,442,075       1,090,150         (20,477)         29,511,748
    Collateralized mortgage obligations         1,194,161          16,440          (4,942)          1,205,659
    Corporate                                   6,665,160          62,897                           6,728,057
    Equity                                        554,092                                             554,092
                                              -----------      ----------        --------         -----------
                                              $60,436,349      $1,444,156        $(59,947)        $61,820,558
                                              ===========      ==========        ========         ===========

Gross realized gains (losses) on sales and calls of securities were:

                                            1996           1995           1994
                                            ----           ----           ----
              Gross realized gains        $22,511        $27,680        $40,296
              Gross realized losses       (10,738)        (3,608)        (1,479)
                                          -------        -------        -------
              Net realized gains          $11,773        $24,072        $38,817
                                          =======        =======        =======

Pursuant to the FASB Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT NO. 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, the entire portfolio of held to maturity securities, with a carrying value of $31,121,988, fair value of $32,194,948, unrealized gain of $1,103,138 and unrealized loss of $30,178, was transferred to the available for sale classification on December 12, 1995. The transfer increased shareholders' equity by $708,154, net of related deferred tax of $364,807. Management believes the classification of all securities as available for sale will provide the Company with greater flexibility in managing its assets and liabilities.

The amortized cost and fair value of debt securities at December 31, 1996, by stated maturity are shown below. Actual maturities may differ from stated maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   SECURITIES AVAILABLE FOR SALE
                                                   -----------------------------
                                                    AMORTIZED            FAIR
                                                      COST               VALUE
                                                      ----               -----
     Due in one year or less                      $ 9,908,516        $ 9,955,718
     Due after one year through five years         33,337,322         34,074,878
     Due after five years through ten years         8,797,348          8,846,427
     Due after ten years                            2,539,936          2,559,643
                                                  -----------        -----------
                                                  $54,583,122        $55,436,666
                                                  ===========        ===========

At December 31, 1996, securities with a carrying value approximating $22,115,000 were pledged to secure public and trust deposits, securities sold under agreements to repurchase, and for such other purposes as required or permitted by law.


20 ========================================================================

===========================================================================


NOTE D--SECONDARY MORTGAGE MARKET OPERATIONS

The following summarizes the Company's secondary mortgage market activities:

During the period:                                                  1996               1995               1994
                                                                    ----               ----               ----
     Loans originated for sale                                 $ 49,917,204       $ 33,574,477       $ 38,648,315

     Proceeds from sale of mortgage loans                        46,388,544         34,262,839         35,151,078

     Transfer from loans held for sale to portfolio loans           713,992                             7,242,029

     Gain on sale of mortgage loans                                 620,990            302,382            397,079

     Unrealized loss on loans held for sale                                                               160,000

     Servicing fees earned on mortgage loans                        386,494            329,188            292,311

At end of period:

     Mortgage loans serviced for others                        $147,361,938       $128,417,926       $110,472,000

     Loans held for sale                                          6,755,863          2,606,213          2,992,194

     Escrow balances maintained for loans serviced                  173,742            220,093            517,819

Based on the 1996 volume of mortgage banking activity, SFAS 122 did not have a significant impact on the consolidated financial condition and operations for 1996. The impact in subsequent years is difficult to predict. SFAS 122 will initially result in the recognition of larger gains on sales of mortgage loans because of the initial capitalization of the originated mortgage servicing right asset. However, the larger gains on sales of loans will be offset by the future amortization of the mortgage servicing right asset. In addition, the valuation allowance on impaired mortgage servicing rights may fluctuate significantly in the future because the impairment evaluation is based on assumed loan prepayment and default rates, interest rates and other factors.


======================================================================== 21

===========================================================================


NOTE E--NONACCRUAL LOANS AND ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

                                                  1996              1995              1994
                                                  ----              ----              ----
     Balance at January 1                      $4,876,000        $4,100,000        $3,254,000
     Provision charged to expense               1,838,000         1,085,000         1,000,000
     Recoveries credited to allowance             313,000           429,000           345,000
     Loans charged off                           (780,000)         (738,000)         (499,000)
                                               ----------        ----------        ----------

     BALANCE AT DECEMBER 31                    $6,247,000        $4,876,000        $4,100,000
                                               ==========        ==========        ==========

Loans approximating $218,000, $47,000 and $120,000 were in nonaccrual status at December 31, 1996, 1995, and 1994. If these loans had performed in accordance with their original terms, additional interest income of $10,000, $4,000 and $33,000 would have been recognized during 1996, 1995, and 1994.

Information regarding impaired loans is as follows:                                  1996            1995
                                                                                     ----            ----
    Average investment in impaired loans                                           $368,000        $304,000

    Interest income recognized on impaired loans including interest

    income recognized on cash basis                                                  26,000          37,000

    Interest income recognized on impaired loans on cash basis                            0               0

Information regarding impaired loans at year end is as follows:

    Total impaired loans                                                           $327,000        $361,000

    Less loans for which no allowance for loan losses is allocated                  235,000               0

    Impaired loan balance for which an allowance for loan losses is allocated        92,000         361,000

    Portion of allowance allocated to impaired loans                                 69,000         119,000

NOTE F--PREMISES AND EQUIPMENT

Major classes of premises and equipment consisted of the following at December 31:

                                                    1996                 1995
                                                    ----                 ----
Land                                            $ 1,690,033          $ 1,293,912
Buildings and improvements                        6,316,592            5,274,306
Furniture and equipment                           5,285,276            4,864,717
                                                -----------          -----------
                                                 13,291,901           11,432,935

Less accumulated depreciation                    (5,072,947)          (4,426,927)
                                                -----------          -----------

  Total premises and equipment, net             $ 8,218,954          $ 7,006,008
                                                ===========          ===========

22 ========================================================================

===========================================================================


NOTE G--FEDERAL INCOME TAXES

Federal income taxes consist of the following:       1996            1995            1994
                                                     ----            ----            ----
     Current expense                              $2,422,000      $1,700,000      $1,204,000
     Deferred benefit                               (661,000)       (399,000)       (265,000)
                                                  ----------      ----------      ----------
       Total                                      $1,761,000      $1,301,000      $  939,000
                                                  ==========      ==========      ==========

A reconciliation of the difference between federal income tax expense and the amount computed by applying the federal statutory tax rate of 34% is as follows:

                                                         1996              1995              1994
                                                         ----              ----              ----
     Tax at statutory rate                            $2,177,000        $1,757,000        $1,414,000
     Effect of tax-exempt interest                     (509,000)          (468,000)         (557,000)
     Other                                                93,000            12,000            82,000
                                                      ----------        ----------        ----------
       Federal income taxes                           $1,761,000        $1,301,000        $  939,000
                                                      ==========        ==========        ==========

     Effective tax rate                                   27%               25%                23%

The components of deferred tax assets and liabilities consist of the following at December 31:













                                                         1996             1995
                                                         ----             ----
     Deferred tax assets:
       Allowance for loan losses                      $1,598,000       $1,132,000
       Deferred compensation                             142,000          117,000
       Other                                             483,000          291,000
                                                      ----------       ----------
       Total deferred tax assets                       2,223,000        1,540,000
                                                      ----------       ----------
     Deferred tax liabilities:
       Fixed assets                                     (435,000)        (444,000)
       Unrealized gain on securities
         available for sale                             (290,000)        (471,000)
       Other                                             (19,000)         (25,000)
                                                      ----------       ----------
         Total deferred tax liabilities                 (744,000)        (940,000)
                                                      ----------       ----------
     Net deferred tax asset                           $1,479,000       $  600,000
                                                      ==========       ==========

Under SFAS 109, a valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. Management has determined that no such allowance is required at December 31, 1996 or 1995.

Deferred tax assets at December 31, 1996 and 1995, are included in other assets in the accompanying consolidated balance sheets.


NOTE H--DEPOSITS

Time deposits at December 31, 1996, have the following maturity distribution:















                    DOLLARS IN THOUSANDS
                    --------------------
           YEAR                             AMOUNT
           ----                             ------
           1997                            $120,602
           1998                              24,899
           1999                               9,161
           2000                               7,038
           2001 and over                      3,057
                                           --------
             Total                         $164,757
                                           ========

======================================================================== 23

===========================================================================


Included in total time deposits are time deposit liabilities issued in denominations of $100,000 or more. At December 31, 1996 and 1995, these deposits amounted to $26,276,000 and $21,468,000. Interest expense on time deposits issued in denominations of $100,000 or more for 1996, 1995, and 1994 amounted to $1,439,000, $1,103,000 and $684,000.


NOTE I--BORROWINGS

Information relating to securities sold under agreements to repurchase follows:

     At December 31:                           1996             1995              1994
                                               ----             ----              ----
       Outstanding balance                  $5,933,000       $8,442,000       $10,144,000
       Average interest rate                   4.40%            4.98%             3.97%

     Daily average for the year:
       Outstanding balance                  $10,527,000      $8,905,000       $3,883,000
       Average interest rate                   4.73%            5.16%             3.95%

     Maximum outstanding at any month end   $14,290,000      $10,714,000      $10,144,000

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

At December 31, 1996, the Federal Home Loan Bank has advanced $2,000,000 to the Company which is due on July 30, 1997. The interest on the advance is payable monthly, adjusts quarterly, and is based on the three month LIBOR. The rate at year end is 5.50%. The advance is collateralized by a blanket lien on residential mortgage loans.


NOTE J--EMPLOYEE BENEFIT PLANS

The Company established an Employee Stock Ownership Plan (ESOP) effective January 1, 1988, covering substantially all employees. The ESOP is a qualified stock bonus plan, a qualified 401(k) salary deferral plan and a qualified employee stock ownership plan. Both employee and employer contributions may be made to the ESOP. The Company's 1996, 1995, and 1994 matching 401(k) contributions charged to expense were $158,934, $133,211 and $131,664 respectively. The percent of the Company's matching contributions to the 401(k) is determined annually by the Board of Directors.

Effective June 30, 1988, the Company terminated its then existing defined benefit pension plan. After satisfaction of all plan benefit obligations, remaining plan assets of approximately $1,381,000 were transferred to the ESOP. Upon transfer of the excess assets of the former pension plan to the ESOP, the ESOP purchased approximately 141,000 shares of previously unissued common stock of the Company at an estimated fair value of $9.79 per share. These shares were allocated to ESOP participants' accounts over an eight year period. Unallocated ESOP shares were reflected as a reduction of shareholders' equity. Upon allocation to participant accounts, unallocated shares were reduced and a corresponding amount was recognized as compensation expense. In 1994, 15,285 shares with value of $150,000 were allocated to participants' accounts with an equal amount recognized as expense. In 1995, the remaining 16,185 unallocated shares with a value of $158,817, were allocated to participants' accounts.

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


24 ========================================================================

===========================================================================


NOTE K--STOCK OPTIONS

The Firstbank Corporation Stock Option and Restricted Stock Plan of 1993
(Plan), provides for the grant of 121,551 shares of stock, in either restricted form or under option. Options may be either incentive stock options or nonqualified stock options. The Plan will terminate on April 26, 2003, unless terminated earlier by the Board.

Each option granted under the Plan may be exercised in whole or in part during such period as is specified in the option agreement governing that option. Options are issued with exercise prices equal to the stock's market value at date of issuance. A nonqualified stock option may not be exercised after fifteen years from the grant date. Incentive stock options must be exercised within ten years of the grant date.

The following is a summary of transactions which occurred during 1994, 1995, and 1996:

                                                            NUMBER      EXERCISE WEIGHTED
                                                           OF SHARES         AVERAGE
                                                           ---------         -------
       Outstanding -- December 31, 1993                     25,890           $17.89
       Granted                                              26,510            18.79
       Exercised                                               (30)           17.89
       Canceled                                             (2,169)           17.89
       Forfeited                                              (608)           17.89
                                                            ------
       Outstanding -- December 31, 1994                     49,593            18.37
       Granted                                              25,302            23.13
       Exercised                                               (66)           17.89
       Canceled                                             (2,087)           18.71
                                                            ------
       Outstanding -- December 31, 1995                     72,742            20.01
       Granted                                              27,720            33.81
       Exercised                                            (2,128)           18.65
       Canceled                                             (3,354)           20.38
                                                            ------
       Outstanding -- December 31, 1996                     94,980            24.05
                                                            ======

       Available for exercise -- December 31, 1996          36,461           $19.14
                                                            ======
       Available for grant -- December 31, 1996             24,347
                                                            ======

Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION (SFAS 123), which became effective for 1996, establishes a fair value based method of accounting for employee stock options. Although the Statement encourages all companies to adopt a fair value based method of accounting, companies may elect to continue their former method of accounting and make pro forma disclosures of net income and earnings per share as if the fair value method had been adopted. Accordingly, the following pro forma information presents net income and earnings per share information as if SFAS 123 had been adopted. No compensation cost was actually recognized for stock options in 1996 or 1995.

                                                  1996                 1995
                                                  ----                 ----
      Net income as reported                   $4,643,388           $3,865,479
        Pro forma net income                   $4,621,188           $3,858,537

      Earnings per share as reported             $2.86                $2.40
        Pro forma earnings per share             $2.85                $2.40

In future years, the pro forma effect of this standard is expected to increase as additional options are granted.

The fair value of options granted during 1996 and 1995 is estimated using the following weighted average information: risk free interest rate of 6.42% and 5.57%, expected life of 7 years, expected volatility of stock price of 8.4% and 8.8% and expected dividends of 3% per year. The fair value of the options granted in 1996 and 1995 were $107,000 and $7,000, at December 31, 1996, the options granted in 1996 had a remaining option life of 6 years and the options granted in 1995 had a remaining option life of 5 years.


======================================================================== 25

===========================================================================


NOTE L--RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and its subsidiary banks, including their immediate families and companies in which they are principal owners, are loan and deposit customers of the Banks. Total loans to these persons approximate $14,127,000 and $18,666,000 at December 31, 1996 and 1995, respectively. Included in these balances are loans totaling $956,000 and $645,000 at December 31, 1996 and 1995, respectively, which were made to companies controlled by directors of a subsidiary bank and for which management has some concerns as to the ability of such borrowers to comply with the present loan repayment terms. During 1996, $29,671,000 of related party loans were made and $34,210,000 of repayments were made on those loans. Total deposits to these persons approximate $5,870,000 at December 31, 1996.


NOTE M--FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to make loans, credit card arrangements, unused lines of credit and standby letters of credit. The Company's exposure to credit loss is the contractual amount of these instruments, assuming the amounts are fully advanced and collateral or other security is of no value. The following is a summary of commitments as of December 31:

                                                 1996                 1995
                                                 ----                 ----
     Commitments to make loans               $ 4,278,786          $ 4,202,268
     Credit card arrangements                  2,851,447            2,800,591
     Unused lines of credit                   35,065,707           34,089,532
     Standby letters of credit                 1,829,850            2,410,950

Commitments are generally made for periods not to exceed 90 days.
Approximately 23% of commitments as of December 31, 1996, and 18% of the commitments as of December 31, 1995, were made at fixed rates. Rate ranges for these fixed rate commitments were 5.75% to 18.00% at December 31, 1996, and 6.95% to 18.00% at December 31, 1995.





NOTE N--CONTINGENCIES

From time to time certain claims are made against the Company and its banking subsidiaries in the normal course of business. There were no outstanding claims considered by management to be material at December 31, 1996.


NOTE O--DIVIDEND LIMITATION OF SUBSIDIARIES

The subsidiary banks are restricted in their ability to pay dividends to the Company by regulatory requirements. For 1997, approximately $8,209,000 of the subsidiaries' retained earnings (in addition to their 1997 net income) is available for transfer in the form of dividends without prior regulatory approval.


26 ========================================================================

===========================================================================


NOTE P--CAPITAL ADEQUACY

The subsidiary banks of the Company are subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

                                   CAPITAL TO RISK-WEIGHTED ASSETS         TIER 1 CAPITAL
                                       TOTAL        TIER 1            TO ADJUSTED TOTAL ASSETS
                                       -----        ------            ------------------------
     Well capitalized                   10%           6%                         5%
     Adequately capitalized              8%           4%                         4%
     Undercapitalized                    6%           3%                         3%

At December 31, actual capital levels and minimum required levels were:














                                                  TOTAL          TIER 1         TIER 1
                                                RISK-BASED     RISK-BASED      LEVERAGE
             1996                              CAPITAL RATIO  CAPITAL RATIO     RATIO
             ----                              -------------  -------------     -----
Adequately capitalized regulatory level            8%              4%             4%

Well capitalized regulatory level                  10%             6%             5%

Firstbank Corporation -- Consolidated             10.79%          9.53%          7.79%
    Bank of Alma                                  10.86%          9.60%          7.51%
    Firstbank                                     10.75%          9.50%          8.34%
    1st Bank                                      10.51%          9.25%          7.56%

The following table shows the dollar amounts, in thousands, by which the Company's capital exceeds current regulatory requirements:

                                                   TOTAL           TIER 1
                                                 RISK-BASED       RISK-BASED         TIER 1
                                                  CAPITAL          CAPITAL          LEVERAGE
                                                  -------          -------          --------
Capital balances at 12/31/96
Firstbank Corporation -- Consolidated             $32,432          $28,646          $28,646
    Bank of Alma                                   14,715           13,004          $13,004
    Firstbank                                       7,914            6,990            6,990
    1st Bank                                        9,433            8,302            8,302

Adequate regulatory capital level
Firstbank Corporation -- Consolidated             $24,035          $12,018          $14,702
    Bank of Alma                                   10,836            5,418            6,922
    Firstbank                                       5,888            2,944            3,353
    1st Bank                                        7,180            3,590            4,390

Excess
Firstbank Corporation -- Consolidated             $ 8,397          $16,628          $13,944
    Bank of Alma                                    3,879            7,586            6,082
    Firstbank                                       2,026            4,046            3,637
    1st Bank                                        2,253            4,712            3,912

======================================================================== 27

===========================================================================

                                                  TOTAL          TIER 1         TIER 1
                                                RISK-BASED     RISK-BASED      LEVERAGE
             1995                              CAPITAL RATIO  CAPITAL RATIO     RATIO
             ----                              -------------  -------------     -----
Adequately capitalized regulatory level            8%               4%            4%

Well capitalized regulatory level                  10%              6%            5%

Firstbank Corporation -- Consolidated             11.20%           9.94%         8.08%
    Bank of Alma                                  12.02%          10.78%         8.37%
    Firstbank                                     10.72%           9.46%         8.14%
    1st Bank                                      10.42%           9.16%         7.42%

The following table shows the dollar amounts, in thousands, by which the Company's capital exceeds current regulatory requirements:

                                                   TOTAL           TIER 1
                                                 RISK-BASED       RISK-BASED         TIER 1
                                                  CAPITAL          CAPITAL          LEVERAGE
                                                  -------          -------          --------
Capital balances at 12/31/95
Firstbank Corporation -- Consolidated             $29,938          $26,578          $26,578
    Bank of Alma                                   15,301           13,702           13,702
    Firstbank                                       6,639            5,862            5,862
    1st Bank                                        7,752            6,816            6,816

Adequate regulatory capital level
Firstbank Corporation -- Consolidated             $21,383          $10,691          $13,144
    Bank of Alma                                   10,164            5,082            6,573
    Firstbank                                       4,954            2,477            2,913
    1st Bank                                        5,950            2,975            3,695

Excess
Firstbank Corporation -- Consolidated             $ 8,555          $15,887          $13,434
    Bank of Alma                                    5,137            8,620            7,129
    Firstbank                                       1,685            3,385            2,949
    1st Bank                                        1,802            3,841            3,121

The Company and each subsidiary bank were considered well capitalized at both December 31, 1996 and 1995.


NOTE Q--FAIR VALUE OF FINANCIAL INSTRUMENTS

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

In addition, the fair value estimates are limited to existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include the Banks' mortgage servicing operation, premises and equipment and acquisition intangibles. In addition, tax ramifications related to the realization of unrealized gains and losses such as those within the investment securities portfolio can also have a significant effect on fair values and have not been considered in the estimates. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.


28 ========================================================================

===========================================================================


The carrying amounts of the following financial instruments are a reasonable approximation of their fair values:

         - Cash and cash equivalents
         - Accrued interest receivable
         - Securities sold under agreements to repurchase and overnight borrowings
         - Notes payable
         - Accrued interest payable

The various methods and assumptions used by the Banks in estimating fair value for their other financial instruments are as follows:

SECURITIES
Fair values for securities are based on published market prices or, if no quotes are available, on credit information about the issuer, and are disclosed in detail in Note C.

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

The carrying amounts and fair values of the Company's financial instruments were as follows:












                                                             (Dollars in Thousands)

                                                 DECEMBER 31, 1996             DECEMBER 31, 1995
                                                 -----------------             -----------------
                                               CARRYING         FAIR         CARRYING         FAIR
                                                AMOUNT          VALUE         AMOUNT          VALUE
                                                ------          -----         ------          -----
Financial assets:
Cash and cash equivalents                       $21,228        $21,228        $16,749        $16,749
Securities                                       56,572         56,572         61,821         61,821
Net Loans                                       308,373        307,853        259,971        261,866
Accrued interest receivable                       2,237          2,237          2,259          2,259

Financial liabilities:
Deposits                                       (358,669)      (358,300)      (307,007)      (307,407)
Securities sold under agreements to
  repurchase and overnight borrowings            (6,833)        (6,833)       (11,842)       (11,842)
Notes payable                                    (2,239)        (2,239)
Accrued interest payable                         (1,056)        (1,056)          (925)          (925)

The Banks' loan commitments, standby letters of credit and undisbursed loans have been estimated to have no material fair value as such commitments are generally fulfilled at current market rates.


======================================================================== 29

===========================================================================


NOTE R--FIRSTBANK CORPORATION (PARENT COMPANY ONLY)
CONDENSED FINANCIAL INFORMATION

BALANCE SHEETS
                                                                      DECEMBER 31
                                                                      -----------
                                                              1996                    1995
                                                              ----                    ----
Assets:
     Cash                                                 $   422,215             $   480,022
     Investment in subsidiaries                            32,470,492              29,348,421
     Other assets                                           1,192,678                 822,948
                                                          -----------             -----------
                                     TOTAL ASSETS         $34,085,385             $30,651,391
                                                          ===========             ===========

Liabilities and Shareholders' Equity:
     Accounts payable and other liabilities               $   997,324             $   798,738
     Shareholders' equity                                  33,088,061              29,852,653
                                                          -----------             -----------
                            TOTAL LIABILITIES AND
                             SHAREHOLDERS' EQUITY         $34,085,385             $30,651,391
                                                          ===========             ===========





















STATEMENTS OF INCOME
                                                                             YEAR ENDED DECEMBER 31
                                                                             ----------------------
                                                                    1996              1995              1994
                                                                    ----              ----              ----
Income:
     Dividends from subsidiaries                                 $1,335,656        $1,655,074        $1,410,000
     Other                                                           29,847            14,904            46,614
                                                                 ----------        ----------        ----------
                                          TOTAL INCOME            1,365,503         1,669,978         1,456,614
Expense:
     ESOP expense                                                                     158,817           150,000
     Other                                                          259,428           316,633           489,700
                                                                 ----------        ----------        ----------
                                         TOTAL EXPENSE              259,428           475,450           639,700
                                                                 ----------        ----------        ----------
                      Income before federal income tax
                   benefit and equity in undistributed
                            net income of subsidiaries            1,106,075         1,194,528           816,914
Federal income taxes (benefit)                                      (65,000)         (152,000)         (186,000)
                                                                 ----------        ----------        ----------

                 Income before equity in undistributed
                            net income of subsidiaries            1,171,075         1,346,528         1,002,914

Equity in undistributed net income of subsidiaries                3,472,313         2,518,951         2,217,982
                                                                 ----------        ----------        ----------
                                            NET INCOME           $4,643,388        $3,865,479        $3,220,896
                                                                 ==========        ==========        ==========

30 ========================================================================

===========================================================================


STATEMENTS OF CASH FLOWS
                                                                                  YEAR ENDED DECEMBER 31
                                                                                  ----------------------
                                                                        1996               1995               1994
                                                                        ----               ----               ----
OPERATING ACTIVITIES

   Net income                                                       $ 4,643,388        $ 3,865,479        $ 3,220,896
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Undistributed earnings of subsidiaries                        (3,472,313)        (2,518,951)        (2,217,982)
       Provision for loss (recovery) on certain other
         real estate                                                                                           (1,896)
       Allocation of common stock to ESOP participants                                     158,817            150,000
       Amortization of goodwill and other                                39,276             41,626             44,916
       Decrease (increase) in other assets                             (408,120)           235,902             33,249
       Increase (decrease) in accounts payable and other
         liabilities                                                    205,842            186,448           (553,675)
                                                                    -----------        -----------        -----------

                           NET CASH PROVIDED BY OPERATING
                                               ACTIVITIES             1,008,073          1,969,321            675,508

INVESTING ACTIVITIES

   Proceeds from maturity of security                                                                       1,027,458
   Purchase of security                                                  (8,137)
   Cash invested in subsidiaries                                                        (1,000,000)        (1,000,000)
                                                                    -----------        -----------        -----------

         NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                (8,137)        (1,000,000)            27,458

FINANCING ACTIVITIES

   Cash dividends and cash paid in lieu of fractional
     shares on stock dividend                                        (1,310,543)        (1,022,313)          (847,439)
   Net proceeds from issuance/cancellation of common stock              252,800              4,808            (10,357)
                                                                    -----------        -----------        -----------

                    NET CASH PROVIDED (USED) BY FINANCING
                                               ACTIVITIES            (1,057,743)        (1,017,505)          (857,796)
                                                                    -----------        -----------        -----------



INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        (57,807)           (48,184)          (154,830)

Cash and cash equivalents at beginning of year                          480,022            528,206            683,036
                                                                    -----------        -----------        -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                            $   422,215        $   480,022        $   528,206
                                                                    ===========        ===========        ===========

======================================================================== 31

===========================================================================


FIRSTBANK CORPORATION

BOARD OF DIRECTORS

William E. Goggin, Chairman
CHAIRMAN, BANK OF ALMA
ATTORNEY, GOGGIN & BAKER

Edward B. Grant
DIRECTOR, GRADUATE BUSINESS STUDIES, CENTRAL MICHIGAN UNIVERSITY
PRESIDENT, LEARNET, INC.

Charles W. Jennings
ATTORNEY, JENNINGS & ELLIAS, PC

John McCormack
PRESIDENT AND CHIEF EXECUTIVE OFFICER, FIRSTBANK CORPORATION
PRESIDENT, CHIEF EXECUTIVE OFFICER AND TRUST OFFICER, BANK OF ALMA

Phillip G. Peasley
PRESIDENT, PEASLEY'S HARDWARE & FURNITURE, INC.

David D. Roslund, CPA
ADMINISTRATOR, WILCOX HEALTH CARE CENTER
SMALL BUSINESS INVESTOR AND MANAGER


OFFICERS

John McCormack
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Thomas R. Sullivan
EXECUTIVE VICE PRESIDENT

Mary D. Deci
VICE PRESIDENT, SECRETARY, TREASURER
AND CHIEF FINANCIAL OFFICER

Richard L. Jarvis
VICE PRESIDENT

Dale A. Peters
VICE PRESIDENT

James E. Wheeler, II
VICE PRESIDENT


---------------------------------------------------------------------------

FIRSTBANK CORPORATION
311 Woodworth Avenue
P. O. Box 1029
Alma, Michigan 48801-6029

(517) 463-3131


32 ========================================================================

========================================================================

BANK OF ALMA

BOARD OF DIRECTORS

William E. Goggin, Chairman
CHAIRMAN, FIRSTBANK CORPORATION
ATTORNEY, GOGGIN & BAKER

Bob M. Baker
PRESIDENT AND CEO, GRATIOT COMMUNITY HOSPITAL

Peggy Bever
BUSINESS MANAGER

Donald Crumbaugh
FARMER

Jon Groteluschen
VICE PRESIDENT OF FINANCE, ALMA COLLEGE

L. Douglas Lippert
PRESIDENT, LIPPERT COMPONENTS, INC.

John McCormack
PRESIDENT AND CHIEF EXECUTIVE OFFICER, FIRSTBANK CORPORATION
PRESIDENT, CHIEF EXECUTIVE OFFICER AND TRUST OFFICER, BANK OF ALMA

John P. Morgan
PARTNER, MORGAN-MEIJER COMMUNICATIONS

Phillip G. Peasley
PRESIDENT, PEASLEY'S HARDWARE & FURNITURE, INC.

David D. Roslund, CPA
ADMINISTRATOR, WILCOX HEALTH CARE CENTER
SMALL BUSINESS INVESTOR AND MANAGER

Victor V. Rozas, M.D.
PHYSICIAN

Alan J. Stone
PRESIDENT, ALMA COLLEGE


HONORARY DIRECTOR

Robert D. Hoxie


OFFICERS

John McCormack
PRESIDENT, CHIEF EXECUTIVE OFFICER AND TRUST OFFICER

Mary D. Deci
SENIOR VICE PRESIDENT, CONTROLLER, CASHIER AND
CHIEF FINANCIAL OFFICER

James E. Wheeler, II
SENIOR VICE PRESIDENT AND CHIEF LOAN OFFICER

Timothy P. Clark
VICE PRESIDENT AND SENIOR TRUST OFFICER

Gregory Daniels
VICE PRESIDENT

Marita Harkness
VICE PRESIDENT

Gerald Kench
VICE PRESIDENT

Victoria Pavlik
VICE PRESIDENT

Shannon Vasicek
VICE PRESIDENT

SUBSIDIARY
Niles Agency, Incorporated
315 Woodworth Ave.
Alma, MI 48801
(517) 463-1725

----------------------------------------------------------------------------

OFFICE LOCATIONS
ALMA
  7455 N. Alger Rd.
  (517) 463-3134

  230 Woodworth Ave.
  (517) 463-3137

  311 Woodworth Ave.
  (517) 463-3131

ASHLEY
  114 S. Sterling St.
  (517) 847-2394

AUBURN
  4710 S. Garfield Rd.
  (517) 662-4459

ITHACA
  219 E. Center St.
  (517) 875-4107

MERRILL
  125 W. Saginaw St.
  (517) 643-7253

RIVERDALE
  6716 N. Lumberjack Rd.
  (517) 833-7331

ST. CHARLES
  102 Pine St.
  (517) 865-9918

ST. LOUIS
  135 W. Washington Ave.
  (517) 681-5758

VESTABURG
  8846 Third St.
  (517) 268-5445

======================================================================== 33

===========================================================================


FIRSTBANK

BOARD OF DIRECTORS

Edward B. Grant, Chairman
DIRECTOR, GRADUATE BUSINESS STUDIES, CENTRAL MICHIGAN UNIVERSITY
PRESIDENT, LEARNET, INC.

Ralph E. Baumgarth
DENTIST

Ralph M. Berry
OWNER, BERRY FUNERAL HOME

Glen D. Blystone
CERTIFIED PUBLIC ACCOUNTANT,
BLYSTONE & BAILEY, CPAS, PC

Sibyl Ellis
PRESIDENT, SOMEPLACE SPECIAL, INC.

Keith A. Gaede
PHARMACIST, PUNCHES PHARMACY

Edward H. Kalis
OWNER, KALIS TRUCKING AND KALIS FARMS

Douglas N. LaBelle
PARTNER, LABELLE MANAGEMENT

John McCormack
PRESIDENT & CEO, FIRSTBANK CORPORATION
PRESIDENT & CEO, BANK OF ALMA

Phillip R. Seybert
PRESIDENT, P.S. EQUITIES, INC.

Thomas R. Sullivan
PRESIDENT AND CHIEF EXECUTIVE OFFICER, FIRSTBANK
EXECUTIVE VICE PRESIDENT, FIRSTBANK CORPORATION

Arlene Yost
SECRETARY AND TREASURER, JAY'S SPORTING GOODS, INC.





HONORARY DIRECTORS

Elton L. Philo
C.A. KOESTER

OFFICERS

Thomas R. Sullivan
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Richard L. Jarvis
EXECUTIVE VICE PRESIDENT

James M. Taylor
SENIOR VICE PRESIDENT

Robert L. Wheeler
VICE PRESIDENT







Firstbank maintains an association with
Mariner Financial Corporation. Their office is located in the Firstbank Pickard Street branch.


---------------------------------------------------------------------------

OFFICE LOCATIONS

MT. PLEASANT
  102 S. Main St.
  (517) 773-2600

  4699 E. Pickard St.
  (517) 773-2335

  2013 S. Mission St.
  (517) 773-3959

CLARE
  806 N. McEwan Ave.
  (517) 386-7313

SHEPHERD
  258 W. Wright Ave.
  (517) 828-6625


WINN
  2783 Blanchard Rd.
  (517) 866-2210


34 ========================================================================

===========================================================================


1ST BANK

BOARD OF DIRECTORS

Dale A. Peters, Chairman
PRESIDENT AND CHIEF EXECUTIVE OFFICER, 1ST BANK
VICE PRESIDENT, FIRSTBANK CORPORATION

Bryon Bernard
CEO, BERNARD BUILDING CENTER

Joe Clark
OWNER, MORSE CLARK FURNITURE

Timothy Eyth
OWNER, WEST BRANCH VETERINARY SERVICES

David Fultz
OWNER, FULTZ INSURANCE AGENCY

Robert Griffin
OWNER AND PRESIDENT, GRIFFIN BEVERAGE COMPANY,
NORTHERN BEVERAGE CO., AND WEST BRANCH TANK & TRAILER

Charles W. Jennings
ATTORNEY, JENNINGS & ELLIAS, PC

John McCormack
PRESIDENT & CEO, FIRSTBANK CORPORATION
PRESIDENT & CEO, BANK OF ALMA

Norman Miller
OWNER, MILLER FARMS, AND MILLER DAIRY EQUIPMENT AND FEED

Jeff Schubert
DENTIST

Milford Scott
OWNER, SCOTT'S TRUE VALUE HARDWARE

Robert Smith
OWNER, INDEPENDENT INSURANCE AGENT,
CRECINE INSURANCE AGENCY





OFFICERS

Dale A. Peters
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Daniel Grenier
SENIOR VICE PRESIDENT

Larry Schneider
VICE PRESIDENT

Danny Gallagher
VICE PRESIDENT

Richard Pfahl
VICE PRESIDENT

Michael Ehinger
VICE PRESIDENT

Marie A. Wilkins
VICE PRESIDENT

Rosalind A. Heideman
VICE PRESIDENT

Eileen McGregor
VICE PRESIDENT

1st Bank maintains an association with
Mariner Financial Corporation. Their office is located in the Main Office of 1st Bank.


SUBSIDIARY
1st Armored, Incorporated
P.O. Box 9
West Branch, MI 48661
(517) 345-5820


---------------------------------------------------------------------------

OFFICE LOCATIONS

WEST BRANCH
  502 W. Houghton
  (517) 345-7900

  601 W. Houghton
  (517) 345-7900

  2087 S. M-76
  (517) 345-5050

FAIRVIEW
  1979 Miller
  (517) 848-2243

HALE
  3281 M-65
  (517) 728-7566

HIGGINS LAKE
  4522 W. Higgins Lake
  Roscommon, MI
  (517) 821-9231

ST. HELEN
  2040 N. St. Helen
  (517) 389-1311

ROSE CITY
  505 S. Bennett
  (517) 685-3909


======================================================================== 35

===========================================================================


BUSINESS OF THE COMPANY

Firstbank Corporation (the "Company") is a bank holding company. As of December 31, 1996, the Company's wholly owned subsidiaries are Bank of Alma, Firstbank, 1st Bank, Niles Agency, Incorporated, and 1st Armored,
Incorporated. The Company also maintains an association with Mariner Financial Services.

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

The banks obtain most of their deposits and loans from residents and businesses in Bay, Clare, Gratiot, Iosco, Isabella, Midland, Montcalm, Ogemaw, Oscoda, Roscommon, Saginaw and parts of Clinton County. Bank of Alma has its main office and one branch in Alma, Michigan, and one branch located in each of the following: Ashley, Auburn, Ithaca, Merrill, Pine River Township (near Alma), Riverdale, St. Charles, St. Louis, and Vestaburg, Michigan. Firstbank has its main office in Mt. Pleasant, Michigan, and one branch located in each of the following: Clare, Mt. Pleasant, Shepherd, Union Township (near Mt. Pleasant), and Winn, Michigan. 1st Bank has its main office in West Branch, Michigan, and one branch located in each of the following: Fairview, Hale, Higgins Lake, Rose City, St. Helen, and West Branch Township (near West Branch), Michigan. The banks have no material foreign assets or income.

The principal sources of revenues for the Company and its subsidiaries are interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for approximately 80% of total revenues in 1996, 79% in 1995, and 75% in 1994. Interest on investment securities accounted for approximately 10% of total revenues in 1996, 12% in 1995, and 13% in 1994.
No other single source of revenue accounted for 10% of the Company's total revenues in any of the last 3 years.

As of December 31, 1996, the Company and its subsidiaries employed 227 people on a full-time equivalent basis.








CORPORATE INFORMATION

  ANNUAL MEETING                                        STOCK INFORMATION
  The annual meeting of shareholders will be held on    Firstbank Corporation shares are listed on the
  Monday, April 28, 1997, 5:00 p.m., at the             NASD Over the Counter Bulletin Board under
  Comfort Inn, Alma, Michigan.                          the symbol FBMI.

  INDEPENDENT AUDITORS                                  Dean Witter Reynolds, Inc.
  Crowe, Chizek and Company LLP                         Ted Vogt
  Grand Rapids, Michigan                                1-800-788-9640

  GENERAL COUNSEL                                       First of Michigan
  Warner, Norcross & Judd                               Mike Young
  Grand Rapids, Michigan                                1-800-521-1197

  TRANSFER AGENT                                        McDonald & Company
  Bank of Alma Shareholder Services Department          Jack Korff
  (517) 463-3131 extension 236                          1-800-548-6011

                                                        Robert W. Baird & Company
                                                        Chris Turner
                                                        1-800-888-6200

                                                        Roney & Company
                                                        Nikki Gregg
                                                        1-800-572-0786

                                                        Stifel, Nicolaus & Company, Inc.
                                                        Pete VanDer Schaaf
                                                        1-800-676-0477

36 ========================================================================

                                  FIRSTBANK
                                 CORPORATION

                             311 WOODWORTH AVENUE
                                P.O. BOX 1029
                          ALMA, MICHIGAN 48801-6029

                          TELEPHONE: (517) 463-3131
                             FAX: (517) 463-6438

                            NASD OTC SYMBOL: FBMI