Form 10-K405, Exhibit 13
period 1997-12-31
FIRSTBANK CORP
filed 1998-03-25
CIK 778972

                             EXHIBIT 13

                 1997 ANNUAL REPORT TO SHAREHOLDERS

=============================================================================

PRESIDENT'S MESSAGE

                              TO OUR SHAREHOLDERS:

Firstbank corporation results for 1997 were highlighted by another record year of net income, excellent increase in the price of Firstbank Corporation stock, and the successful acquisition of Bank of Lakeview. The adjacent graph highlights the exceptional growth in net income over the past five years, which shows an average growth in net income of 23% per year. And 1997 was also an exceptionally good year with net income increasing 20% from 1996 to $5,558,000, the highest ever achieved by Firstbank Corporation. The increase in net income was accelerated in part by the acquisition of Bank of Lakeview on August 8, 1997. Consistent growth in net income in 1997 was a result of a strong net interest margin of 5.16%, and $114 million increase in earning assets and a quality loan portfolio.

                            [NET INCOME GRAPH]

Basic earnings per share in 1997 were $2.95 compared to $2.72 for 1996, which is an 8.5% increase. The smaller percentage in per share earnings (compared to net income growth) is the result of the increase in average shares out-standing for 1997 from the Bank of Lakeview acquisition. Lakeview shareholders had a choice of cash or Firstbank Corporation stock and 98% of the shareholders chose Firstbank Corporation stock.

Diluted earnings per share were $2.87 in 1997 compared to $2.68 in 1996. The per share data has been adjusted for a 5% stock dividend issued in December 1997. The stock dividend in December was the seventh consecutive year--the eighth in nine years--directors have approved a 5% stock dividend. In addition, a two for one stock split was issued in September 1993.

We believe the continued strong financial performance was a key factor in a 46% increase in the market price of Firstbank Corporation shares. The percentage increase includes the value of the shares received from the 5% stock dividend issued in December 1997. The bid price increased to $47.00 at year end 1997 from $32.14 at the end of the year in 1996. We also believe the stock performance is reflective of a steady increase in earning assets, superb loan quality, and another increase in cash dividends.

Cash dividends per share increased 25% in 1997; 27% and 22% in 1996 and 1995 respectively. The growth in net income has enabled directors to distribute to shareholders increased cash dividends and stock dividends over the past several years.

Earnings assets increased 31% in 1997, while total assets increased to $536 million compared to $405 million in 1996, primarily as a result of the Bank of Lakeview acquisition which added $98 million to total assets.

=============================================================================

=============================================================================


Firstbank Corporation acquired Bank of Lakeview on August 8, 1997, and has successfully integrated their operation into the systems of Firstbank Corporation during the past few months. Expected savings from the combined operation will primarily occur in 1998. Bank of Lakeview has its main office and five branch offices operating in the Northwestern part of Montcalm County and Southwest Mecosta County. The markets include Howard City which is experiencing growth from the expansion of the Grand Rapids market and from being selected by the State of Michigan for a Renaissance Zone. Bank of Lakeview also has a new office in the growing Canadian Lakes area and the branch is mirroring the growth of Canadian Lakes. The acquisition of Lakeview solidified the market share of Firstbank Corporation in the Central Michigan market, which we believe enhances franchise value and, therefore, shareholder value.

Loan quality remains very good. Total loans increased 29% to $405 million compared to $315 million in 1996. The $90 million dollar increase includes $73 million from the Lakeview affiliation. Commercial loans increased to $158 million from $123 million in 1996, consumer loans to $75 million from $69 million and real estate mortgage, including loans held for sale, experienced the largest increase to $172 million from $123 million.

The allowance for loan losses increased 30% to $8,114,000 which represents 2.00% of total loans at the end of 1997. The increase was primarily a result of adding Lakeview's allowance for loan losses. Loan quality remains very good with negligible losses in all loan categories except consumer loans. Net charge off loans to average loans were .24% which is a small increase from the previous year, but still about two-thirds of the average net charge offs of banks of similar size in the country. Consumer loan charge offs have been negatively impacted by an increasing number of bankruptcies. In 1997, 1.3 million bankruptcies were filed in the United States. Our banks have also experienced an increase in bankruptcies. Bankruptcy reform legislation (HR 2500) is currently being debated in Congress and we hope this reform legislation will be approved in 1998. The proposed legislation limits the amount of debt that can be discharged through bankruptcy by individuals who have sufficient income to repay a portion of the debt. We strongly support the legislation and encourage shareholders to call your Congressman and ask them to support bankruptcy reform.

Firstbank Corporation has been very successful. Our formula for success focuses on the needs of our customers. The community bank philosophy in which we believe, leads to the growth and success of our four banks. We have Boards of Directors, CEOs, and local lenders and customer service representatives in each bank, while many larger financial service companies consolidate decision making processes. Decisions that impact our customers are made locally by staff, officers, or directors. It is a winning strategy that combines the best attributes of hometown banking.

Our accomplishments have been possible because of quality employees at all levels in each subsidiary. We truly believe that our employees are our most important assets. In a highly competitive business, employees collectively and individually make the difference between an average company or a highly successful company like Firstbank Corporation. Our directors have also recognized the importance of employees. Nearly all full time employees are shareholders through a stock purchase plan and stock option plan. We believe this has resulted in each employee working toward a common goal, to make THEIR company the best and most successful it can be. Too often in the course of business, we underestimate our employees' critical contribution to our success--we thank each of them for their high standards and dedication to excellence.

As always we appreciate the support of our shareholders and we welcome your comments and suggestions at any time.

Respectfully submitted,



/s/ John McCormack
John McCormack
President & Chief Executive Officer

2   =========================================================================

=============================================================================


               [DIVIDEND PER SHARE QUARTERLY AVERAGE GRAPH]

SELECTED FINANCIAL DATA
FOR THE YEAR:                         1997           1996          1995           1994            1993
                                      ----           ----          ----           ----            ----
                                               (Dollars in thousands, except per share data)
Interest income                      $37,864       $31,016        $27,394        $20,496        $18,931
Net interest income                   21,334        17,735         15,593         12,941         11,476
Provision for loan losses              1,398         1,838          1,085          1,000          1,139
Noninterest income                     3,697         3,297          2,471          2,547          2,726
Noninterest expense                   15,825        12,790         11,813         10,328          9,522
Net income                             5,558         4,643          3,865          3,221          2,841

AT YEAR END:
Total assets                         536,322       404,571        352,943        309,722        257,339
Total earning assets                 486,949       372,777        327,232        286,956        243,443
Loans                                404,808       314,620        264,847        223,391        178,394
Deposits                             445,666       358,669        307,007        266,894        220,157
Shareholders' equity<F1>              54,532        33,088         29,853         25,596         23,497

AVERAGE BALANCES:
Total assets                         460,439       372,829        330,079        268,399        247,659
Total earning assets                 427,640       350,500        308,797        250,984        231,881
Loans                                353,061       290,181        243,806        191,682        158,908
Deposits                             395,883       324,135        288,692        234,546        217,621
Shareholders' equity<F1>              41,240        30,640         27,569         24,787         18,271

PER SHARE:<F2>
Basic earnings                          2.95          2.72           2.29           1.92           2.07
Diluted earnings                        2.87          2.68           2.27           1.92           2.06
Cash dividends                          0.95          0.76           0.60           0.49           0.47
Shareholders' equity                   25.41         19.36          17.56          15.20          14.03

FINANCIAL RATIOS:
Return on average assets               1.21%         1.25%          1.17%          1.20%          1.15%
Return on average equity              13.48%        15.15%         14.02%         12.99%         15.55%
Average equity to average assets       8.96%         8.22%          8.35%          9.24%          7.38%
Dividend payout ratio                 33.51%        27.94%         26.23%         26.09%         22.77%

<F1>Results reflect 1993 stock offering of 387,000 shares
<F2>All per share amounts adjusted for stock dividends and stock split

Bank of Lakeview results are included from August 8, 1997, the date of acquisition.

THE COMPANY'S FORM 10-K ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION WILL BE PROVIDED TO ANY SHAREHOLDER WITHOUT CHARGE UPON WRITTEN REQUEST. REQUESTS SHOULD BE ADDRESSED TO MARY D. DECI, CHIEF FINANCIAL OFFICER, FIRSTBANK CORPORATION, 311 WOODWORTH AVENUE, P. O. BOX 1029, ALMA, MICHIGAN 48801-6029.

==========================================================================  3

=============================================================================


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


RESULTS OF OPERATIONS

HIGHLIGHTS

The Company posted its sixth consecutive year of record net income. Earnings for 1997 of $5,558,000 exceeded 1996 results of $4,643,000 by 20%. Net income has increased an average of 23% annually for the past five years. The Company's strong results reflect continued strength of core banking activities as opposed to the effect of nonrecurring or unusual factors. Contributing to the 1997 record results was the addition of a new affiliate in August of 1997.

Bank of Lakeview joined the Firstbank family of community banks as of the close of business August 8, 1997. At that time, Lakeview's total assets were $88 million, with investment securities $14 million, loans $69 million and deposits $73 million.

The banking industry uses standard performance indicators to help evaluate the Company's performance. Return on average assets is one of these indicators. For 1997, 1996, and 1995 respectively, the Company posted a return on average assets of 1.21%, 1.25%, and 1.17%. Total average assets increased $88 million in 1997, $43 million in 1996, and $62 million in 1995. Return on average equity was 13.48% in 1997, 15.15% in 1996, and 14.02% for 1995. Average equity increased $11 million during 1997, primarily from the Bank of Lakeview acquisition. This additional equity will allow the Company to continue its growth strategy without the need to raise additional capital in the near term. Basic earnings per share were $2.95, $2.72, and $2.29 for 1997, 1996, and 1995 respectively. Diluted earnings per share were $2.87, $2.68, and $2.27 for the same periods.

                     [BASIC EARNINGS PER SHARE GRAPH]


NET INTEREST INCOME

The core business of the Company is earning interest on loans and paying interest on deposits. In successfully managing this business, the Company has increased its net interest income by $3.6 million for 1997 for a 20% gain when compared to 1996. Net interest margin was 5.16% in 1997, 5.26% in 1996, and 5.29% in 1995. These wide margins are maintained through strong lending activity. The Company's loan to deposit ratio, using average balances, was 87% in 1997, as compared to 88% and 83% in 1996 and 1995. Loans grew $90 million during 1997 with $73 million of this growth the result of the Bank of Lakeview acquisition and the remaining $17 million generated from the markets in which the Company operates.

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

4  ==========================================================================

=============================================================================

Summary of Consolidated Net Interest Income
                                                     YEAR ENDED                    YEAR ENDED                  YEAR ENDED
                                                  DECEMBER 31, 1997             DECEMBER 31, 1996           DECEMBER 31, 1995

                                             Average             Average    Average             Average  Average           Average
(Dollars in thousands)                       Balance   Interest   Rate      Balance   Interest   Rate    Balance  Interest   Rate
Average Assets
 Interest earning assets:
   Taxable securities                       $ 40,255   $ 2,546    5.90%   $ 30,687   $  1,922     6.27%  $ 30,702   $ 1,983  6.47%
   Tax exempt securities <F1>                 29,123     2,352    8.07      26,570      2,136     8.04     28,026     2,255  8.04
                                            --------   -------    ----    --------   --------     ----   --------   -------  ----
     Total securities                         69,378     4,898    7.05      57,257      4,058     7.09     58,728     4,238  7.22

   Loans <F1> <F2>                           352,539    33,412    9.46     290,006     27,472     9.47    243,806    23,517  9.64
   Federal funds sold                          5,414       289    5.37       3,032        161     5.31      6,028       359  5.93
   Interest bearing deposits                     309        22    7.17         205         14     6.86        235        16  6.72
                                            --------   -------    ----    --------   --------     ----   --------   -------  ----
     Total earning assets                    427,640    38,621    9.02     350,500     31,705     9.04    308,797    28,130  9.11

 Nonaccrual loans                                519                           141                            100
 Less allowance for loan loss                 (7,142)                       (5,436)                        (4,458)
 Cash and due from banks                      16,413                        13,744                         12,706
 Other non earning assets                     23,009                        13,880                         12,934
                                            --------                      --------                       --------
     Total assets                           $460,439                      $372,829                       $330,079
                                            ========                      ========                       ========

Average Liabilities
 Interest bearing liabilities:
   Demand                                   $ 95,572  $  3,393    3.55%   $ 71,710   $  2,476     3.45%  $ 61,201   $ 2,047  3.35%
   Savings                                    61,286     1,664    2.71      58,282      1,643     2.82     54,879     1,533  2.80
   Time                                      188,378    10,571    5.61     151,622      8,463     5.58    135,926     7,672  5.64
   Federal funds purchased and
     repurchase agreements                    13,468       624    4.62      13,279        650     4.90     10,401       550  5.29
   Notes payable                               4,480       278    6.08         866         49     5.70
                                            --------   -------    ----    --------    -------     ----   --------   -------  ----
     Total interest bearing liabilities      363,184    16,530    4.49     295,759     13,281     4.47    262,407    11,802  4.50

 Demand deposits                              50,647                        42,521                         36,686
                                            --------                      --------                       --------
     Total funds                             413,831                       338,280                        299,093

 Other non interest bearing liabilities        5,368                         3,909                          3,417
                                            --------                      --------                       --------
     Total liabilities                       419,199                       342,189                        302,510


 Average shareholders' equity                 41,240                        30,640                         27,569
                                            --------                      --------                       --------
     Total liabilities and
     shareholders' equity                  $ 460,439                      $372,829                       $330,079
                                           =========                      ========                       ========
 Net interest income <F1>                             $ 22,091                        $18,424                       $16,328
                                                      ========                        =======                       =======
 Rate spread <F1>                                                 4.53%                           4.57%                      4.61%
                                                                  ====                            ====                       ====
 Net interest margin (percent of
   average earning assets) <F1>                                   5.16%                           5.26%                      5.29%
                                                                  ====                            ====                       ====

<F1>  Presented on a fully taxable equivalent basis using a federal income tax rate of 34%.
<F2>  Interest income includes loan fees of $1,387,000, $1,327,000, and
      $1,060,000, respectively.
      Interest is not included in nonaccrual loans.

==========================================================================  5

=============================================================================


The preceding table presents a comparison of average balances, average rates, rate spread, and net interest margin on average assets for 1997, 1996, and 1995. The average earning rate on total earning assets was 9.02% in 1997, 9.04% in 1996, and 9.11% in 1995. The prime rate experienced a small increase in early 1997 and has remained stable at 8.50% since that time. Early in 1996, the prime rate experienced a modest decrease, and in 1995, the prime rate ended the year at the same rate it opened 1995, but did fluctuate during the year. The company's earning assets are primarily term instruments which do not reprice until maturity or refinancing occurs. The slight decrease in the 1997 average earning rate is indicative of the stable rate environment of the past year. The average rate paid on interest bearing liabilities was 4.49% in 1997, 4.47% in 1996, and 4.50% in 1995. Competition for deposit dollars has increased in 1997, which is largely responsible for the 1997 increase in the rates paid on these instruments. In the past twelve months, average deposits have grown $72 million, $30 million of which is the result of the acquisition.

The 1997 rate spread of 4.53% declined four basis points from the 1996 level of 4.57%, which was a four basis point drop from the 1995 results of 4.61%. Tax equivalent net interest income increased $4 million in 1997 when compared to 1996 as total average earning assets grew $77 million.
Net interest margin declined 10 basis points to 5.16% in 1997 when compared to 5.26% results of 1996. The decreases in both the rate spread and net interest margin are the result of average earning rates on assets decreasing while the average cost of interest bearing liabilities has increased. Total average earning assets were 93% of total average assets in 1997 compared to 94% in 1996.

PROVISION FOR LOAN LOSSES

The provision for loan losses was $1.4 million in 1997 compared to $1.8 million in 1996 and $1.1 million in 1995. The allowance for loan losses as a percent of total loans was 2.00% at December 31, 1997, compared to 1.99% at December 31, 1996, and 1.84% at December 31, 1995. The Company's net charged off loans were $857,000 in 1997 compared to $467,000 and $309,000 for 1996 and 1995. As a percentage of average loans, net charged off loans were .24%, .16%, and .13% in 1997, 1996, and 1995. Nonperforming assets were .81% of total loans at December 31, 1997, compared to .34% and .23% for the 1996 and 1995 year end periods. Management actively monitors the adequacy of the allowance for loan losses and maintains the allowance at a level intended to provide for losses inherent in the portfolio.

NONINTEREST INCOME

Noninterest income grew $400,000, or 12%, in 1997 after increasing $826,000, or 33%, from 1995 to 1996. Although the 1997 results posted declines from the mortgage servicing income of $139,000 and the sale of securities of $42,000 when compared to 1996, all other classifications of noninterest income increased. The 1997 income generated from service charges on deposit accounts grew $218,000, or 22%, when compared to 1996. This increase is primarily the result of increasing average deposits $72 million, or 22%, during 1997 when compared to 1996. The deposit increase is due to three factors. In December of 1996, an affiliate bank acquired two new branches with deposits of $19 million. Those deposits were in the average totals of 1996 for only about 15 days, but included in the 1997 totals for the entire year. In August of 1997, $73 million of deposits were added with the acquisition of an affiliate bank. The timing of this acquisition would add approximately $30 million to the average deposit totals for 1997. The remaining $23 million average deposit growth was generated by existing banks from their service markets. As the Company experiences deposit growth, the noninterest income from service charges on deposit products is expected to experience similar movement.

In 1997, gain on sale of mortgage loans increased $138,000, or 22% compared to an increase of $319,000 in 1996. Mortgage activity has steadily increased throughout 1997 as interest rates on mortgages have been favorable to the consumer. In the late third and fourth quarters of 1997, and early 1998, rates have moved down, stimulating increased refinancing activity. If rates remain at their favorable level, or continue to move lower, management expects continued, heightened activity in mortgage lending.

With the increase in mortgage activity, the Company has experienced a decrease of $139,000 in mortgage servicing income in 1997 compared to an increase of $57,000 in 1996. The implementation of SFAS 122 in January 1996 altered the manner in which gains and servicing income were recognized on sold mortgages. In periods of active refinancing, servicing income will actually be reduced, while gains on sales of mortgage loans will increase. The net effect of these shifts is not material.

Trust fees increased $38,000, or 16%, in 1997 after posting an $11,000, or 5%, gain in 1996. Trust assets under management grew 15% in 1997 to $71 million compared to $62 million in 1996.

Other noninterest income increased $186,000, or 18%, in 1997 after increasing $388,000, or 60%, in 1996. The 1997 increases are from the addition of two new branches purchased late in 1996 and an affiliate acquired in August 1997, which were not included in the 1996 results.

6  ==========================================================================

=============================================================================


NONINTEREST EXPENSE

Noninterest expense grew $3 million, or 24%, in 1997 when compared to a $978,000, or 8%, increase in 1996. With the exception of FDIC insurance premiums, all categories of noninterest expense rose over their 1996 levels.

Salaries and employee benefits account for approximately half of the total additions to noninterest expense. Full time equivalent employees were 295 at December 31, 1997, compared to 227 at December 31, 1996. The salary and benefit costs of operating two additional branches for the full year, a new affiliate bank for five months, and new positions required by the Company's growth, as well as normal increments, explain the increase in this line item.

Occupancy costs increased $245,000, or 13%, in 1997 after increasing $376,000, or 25%, in 1996. The increase can be traced to the new affiliate and additional branches which were not included in the 1996 results.

Other noninterest expense increased $1,500,000, or 42%, in 1997 after declining $139,000, or 4% in 1996. More than one third of the addition is attributable to the operation of new locations. Additionally, another $555,000 represents an increase in amortization of intangibles. The start up expenses associated with establishing a brokerage services office in April of 1997, are included in the 1997 totals. Management closely monitors these expenses as part of the ongoing cost control effort.

FEDERAL INCOME TAX

The Company's effective tax rates were 29%, 27%, and 25% for 1997, 1996, and 1995. The principal difference between the effective tax rates and the statutory tax rate of 34% is the Company's investment in securities and loans which provide income exempt from federal income tax.


FINANCIAL CONDITION

Total assets at December 31, 1997, were $536 million surpassing the December 31, 1996, total of $405 million by $131 million or 32%. Total assets of the acquired affiliate bank represent $98 million of this increase, with the additional $33 million generated from the markets existing at December 1996. Loan growth during the same period was $90 million, increasing total loans to $405 million. The new affiliate contributed $73 million of this growth. Mortgage loans serviced for others increased $20 million, or 14%, to $167 million at December 31, 1997. This total is comparable to the 1996 results because the purchased affiliate does not retain servicing rights on mortgages it sells.

The following table discloses the changes in loan balances during 1997:

                                                    (Dollars in Thousands)
                                         1997         1996         CHANGE      % CHANGE
                                         ----         ----         ------      --------
     Commercial                       $158,219      $122,933      $ 35,286      28.70%
     Real Estate Mortgages             171,848       122,606        49,242      40.16%
     Consumer                           74,741        69,081         5,660       8.19%
                                      --------      --------      --------      -----
       Total                          $404,808      $314,620      $ 90,188      28.67%

     Mortgages serviced for others    $167,295      $147,362      $ 19,933      13.53%

Premises and equipment increased $5,198,000 after depreciation expense of $1,034,000. The fixed assets from the affiliate acquisition represent nearly the entire increase.

Deposits grew $87 million in 1997, $75 million of which is the result of acquiring an affiliate bank. The net growth of $12 million was used to support loan and security growth. Securities sold under agreements to repurchase and overnight borrowings increased $14 million since December 31, 1996. Approximately $5 million of this growth is attributable to the new affiliate. The net change of more than $9 million was deployed to support growth in the loan and investment portfolio.

Notes payable have increased by $5 million during the past year. The majority of this growth is attributable to $4 million in loans from the Federal Home Loan Bank to the affiliate acquired during 1997. For a more complete discussion, please refer to Note J to the consolidated financial statements.

==========================================================================  7

=============================================================================


ASSET QUALITY

Management continues to follow a conservative course in the recognition of problem loans. In most cases, when a loan reaches 90 days past due, all income earned but not collected is deducted from current income. Loans are carried at an amount which management believes will be collected. A balance considered not collectible is charged against (reduction to) the allowance for loan losses. In 1997, net charged off loans were $857,000 compared to $467,000 in 1996. Of this total, the new affiliate recognized net charged off loans of $203,000. Net charged off loans as a percentage of average loans were .24% and .16% in 1997 and 1996.

Nonperforming loans are defined as nonaccrual loans, loans 90 days or more past due, and any loans where the terms have been renegotiated. Total nonperforming loans were $2,610,000 ($1,154,000 from the new affiliate) and $1,057,000 at December 31, 1997 and 1996. The average investment in impaired loans was $972,000 at December 31, 1997, compared to $368,000 at
the same time in 1996.  Please refer to Note   F to the consolidated
financial statements for more information on impaired loans. Total nonaccrual loans were $1,274,000 ($986,000 for the new affiliate) at December 31, 1997, compared to $218,000 at the end of 1996.

The allowance for loan losses increased $1,867,000 or 30% during 1997. The allowance for loan losses represents 2.00% of outstanding loans at the end of 1997 as compared to 1.99% at December 31, 1996. Management maintains the allowance at a level which they believe adequately provides for losses inherent in the loan portfolio. Such losses are estimated by a variety of factors, including specific examination of certain borrowing relationships and consideration of historical losses incurred on certain types of credits. Management focuses on early identification of problem credits through ongoing review by management, loan personnel and an outside loan review specialist.


LIQUIDITY AND INTEREST RATE SENSITIVITY

Asset liability management aids the Company in achieving reasonable and predictable earnings and liquidity while maintaining a balance between interest earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of the Company's customers. These customers may be either borrowers needing to meet their credit needs or depositors wanting to withdraw funds.
Management of interest rate sensitivity attempts to avoid widely varying net interest margins and to achieve consistent net interest income through periods of changing interest rates. The net interest margin was 5.16% in 1997 compared to 5.26% in 1996. Loan yields were 9.46% in 1997 compared to 9.47% in 1996. Deposit costs increased 7 basis points from 3.88% in 1996 to 3.95% in 1997. The challenge of effective asset liability management becomes immediately apparent when loan yields decrease 1 basis point at the same time deposit rates increase 7 basis points.

An increase in deposit rates affects most rates currently paid and, therefore, has an immediate negative impact on net interest margin. With the exception of variable rate loans, an increase in loan rates does not affect the yield until a new loan is made. The prime rate was stable for the majority of 1997 after increasing early in the year. Competition for both loans and deposits have caused margins to shrink in 1997.

The principal sources of liquidity for the Company are maturing securities, federal funds sold, loan payments by borrowers, investment securities, loans held for sale and deposit or deposit equivalent growth. Securities maturing within one year at December 31, 1997, are $18 million compared to $11 million at December 31, 1996.
8  ==========================================================================

=============================================================================


The following table shows the interest sensitivity gaps for five different intervals as of December 31, 1997:

                                          MATURITY OR REPRICING FREQUENCY
                                          -------------------------------
                                                (Dollars in millions)
                                            2 days    4 mos.     13 mos.
                                            through   through    through
                                   1 day     3 mos.   12 mos.    5 yrs.    5+ yrs.
Interest earning assets:
Loans                             $ 96.2    $  31.0    $  60.9    $193.5     $23.1
Investment securities                0.2        5.4       12.6      47.5      16.9
Other earning assets                 0.1        0.3        0.0       0.0       0.0
                                  ------    -------    -------    ------     -----
    Total                           96.5       36.7       73.5     241.0      40.0

Interest bearing liabilities:
Deposits                           174.3       48.7      112.0      52.6       0.2
Other bearing liabilities            7.7        2.7        7.6       4.4       6.5
                                  ------    -------    -------    ------     -----
    Total                          182.0       51.4      119.6      57.0       6.7
                                  ------    -------    -------    ------     -----
Interest sensitivity gap          $(85.5)   $ (14.8)   $ (46.1)   $184.0     $33.3
                                  ======    =======    =======    ======     =====

Cumulative gap                    $(85.5)   $(100.3)   $(146.4)   $ 37.7     $70.0
                                  ======    =======    =======    ======     =====

For the one day interval, maturities of interest bearing liabilities exceed those of interest earning assets by $86 million. Included in the one day maturity classification are $169 million of savings and checking accounts which are contractually available to the Company's customers immediately, but in fact function as a core deposit with a considerably longer maturity. The pattern of interest sensitive liability maturities exceeding interest sensitive assets continues through the one year time frame resulting in a cumulative excess of $146 million through one year. For the time periods more than one year, the trend reverses so that for the period one to five years, interest sensitive assets exceed interest sensitive liabilities by $38 million. Interest sensitive assets exceed interest sensitive liabilities by $71 million for the time period exceeding five years.

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


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

In addition to liquidity sensitivity, the Company is subject to interest rate risk. Business is transacted only in U.S. dollars with no foreign exchange rate risk. The Company is not exposed to commodity price risk and has no financial instruments obtained for trading purposes.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 1997. The expected maturity date values for loans and investment securities were calculated without adjusting the instruments' contractual maturity dates for expected prepayments. Maturity date values for interest bearing core deposits were not based on estimates of the period over which the deposits would be outstanding, but rather the opportunity for repricing. The Company believes that repricing dates, as opposed to expected maturity dates may be more relevant in analyzing the value of such instruments and are reported as such in the following table.

==========================================================================  9

=============================================================================

                                                                                                                      FAIR VALUE
                                          1998      1999        2000       2001       2002     THEREAFTER    TOTAL     12/31/97
                                          ----      ----        ----       ----       ----     ----------    -----     --------
Rate sensitive assets:
 Fixed interest rate loans             $ 76,988    $59,871    $61,688    $42,877    $41,793      $26,763   $309,980    $311,930
   Average interest rate                  8.93%      8.98%      9.02%      8.90%      8.89%       9.44%
 Variable interest rate loans          $ 37,446    $10,745    $10,451    $15,138    $12,331      $ 8,717   $ 94,828    $ 95,459
   Average interest rate                  9.50%      9.21%      9.72%     94.20%      9.66%       9.59%
 Fixed interest rate securities        $ 18,515    $12,367    $15,441    $ 9,204    $ 6,223      $20,265   $ 82,015    $ 82,015
   Average interest rate                  5.76%      6.12%      6.14%      6.14%      6.26%       5.81%
 Variable interest rate securities                                                               $   563   $    563    $    563
   Average interest rate                                                                          7.63%
 Other interest bearing assets         $    836                                                            $    836    $    836
   Average interest rate                  5.25%

Rate sensitive liabilities:
 Savings & interest bearing checking   $174,218                                                            $174,218    $174,218
   Average interest rate                  3.19%
 Time deposits                         $153,395    $35,352    $11,958    $ 7,134    $ 4,356      $ 1,300   $213,495    $213,083
   Average interest rate                  5.49%      5.80%      6.06%      5.97%      6.07%       6.22%
 Fixed interest rate borrowings        $  8,300                                                  $ 1,590   $  9,890    $  9,890
   Average interest rate                  6.63%                                                   6.86%
 Variable interest rate borrowings     $  6,000                                                            $  6,000    $  6,000
   Average interest rate                  5.80%
 Repurchase Agreements                 $ 12,933                                                            $ 12,933    $ 12,933
   Average interest rate                  4.23%

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

As of December 31, 1997, the Company's total capital to risk weighted assets exceeded the minimum requirement for capital adequacy purposes of 8% by 4.37% or $17.0 million, Tier 1 capital to risk weighted assets exceeded the minimum of 4% by 7.11% or $27.7 million, and Tier 1 capital to average assets exceeded the minimum of 4% by 4.24% or $22.3 million. For a more complete discussion of capital requirements, please refer to Note Q to the consolidated financial statements.

                       [BOOK VALUE PER SHARE GRAPH]

10 ==========================================================================

=============================================================================


The Federal Deposit Insurance Corporation insures specified customer deposits and assesses premium rates based on defined criteria. Insurance assessment rates may vary from bank to bank based on the factors that measure the perceived risk of a financial institution. One condition for maintaining the lowest risk assessment, and therefore the lowest insurance rate, is the maintenance of capital at the "well capitalized" level. Each of the Company's affiliate banks has exceeded the regulatory criteria for a "well capitalized" financial institution, and is paying the lowest assessment rate assigned by FDIC.

A certain level of capital growth is desirable to maintain a good ratio of equity to total assets. The compound annual growth rate for total average assets for the past five years was 19.2%. The compound annual growth rate for average equity over the same period was 29.7%. The compound annual growth rate for equity includes the $5.5 million stock issuance in 1993, and $16 million for shares issued for the acquisition of 1997.

Management has determined one way of maintaining capital adequacy is to maintain a reasonable rate of internal capital growth. The percentage return on average equity times the percentage of earnings retained after dividends equals the internal growth percentage. The following table illustrates this relationship:

                                                 1997          1996         1995
                                                 ----          ----         ----
          Return on Equity                      13.48%        15.15%       14.02%
            MULTIPLIED BY
          Percentage of Earnings Retained       66.49%        72.06%       73.77%
            EQUALS
          Internal Capital Growth                8.96%        10.92%       10.34%

The increases in the rate of internal capital growth in 1995 and 1996 demonstrate the effective deployment of the addition to capital from the 1993 stock offering. The decrease in internal capital growth in 1997 is the consequence of two factors. The first is the increase in capital emerging from the 1997 acquisition. In addition, the Company paid out a larger proportion of its earnings in 1997 than in the previous two years. To maintain sufficient capital, management has determined that the rate of internal capital growth should average at least 5%. To achieve the goal of acceptable internal capital growth, management will continue its efforts to increase the Company's return on average equity while maintaining a reasonable cash dividend.

As an additional enhancement to capital growth, the Company offers a dividend reinvestment program. The Firstbank Corporation Dividend Reinvestment Plan was first offered in 1988. At December 31, 1988, 123 owners holding 95,173 shares participated in the Plan. By the end of 1997, 756 owners holding 594,721 shares were participating in the Plan.

The Company is not aware of any recommendations by regulatory authorities at December 31, 1997, which are likely to have a material effect on Firstbank Corporation's liquidity, capital resources or operations.


YEAR 2000

The Corporation is currently in the process of addressing a potential problem that is facing all users of automated information systems. The problem is that many computer systems that process transactions based on two digits representing the year of transaction may recognize a date using "00" as the year 1900 rather than the year 2000. The problem could affect a wide variety of automated information systems, such as mainframe applications, personal computers, and communication systems, in the form of software failure, errors, or miscalculations. By nature, the banking and financial services industries are highly dependent upon computer systems because of significant transaction volumes and a date dependency for interest measurements on financial instruments such as loans and deposits.

The Corporation developed a plan to prepare for the year 2000 in 1997.
This plan began with the performance of an inventory of software applications, communicating with third party vendors and suppliers, and obtaining certification of compliance with third party providers. The Corporation has a comprehensive, written plan, which is regularly updated and monitored by technical personnel. Plan status is regularly reviewed by management of the Corporation. As of December 31, 1997, it is estimated that this plan is approximately 30% complete.

The Corporation will continue to assess the impact of the Year 2000 issue on the remainder of its computer based systems and applications throughout 1998. The Corporation's goal is to perform tests of its systems and applications during 1998, and to have all systems and applications compliant with the century change by early 1999, allowing the rest of 1999 to be used for full validation and testing.

========================================================================== 11

=============================================================================


At December 31, 1997, the Corporation estimated it may spend approximately $160,000 over the next two years to remediate its Year 2000 issues. These costs will primarily consist of personnel expense for staff dedicated to the effort and professional fees paid to third party providers of remedial services. It is the Corporation's policy to expense such costs as incurred. The Corporation may also invest in new or upgraded technology which has definable value lasting beyond 2000. In these instances, where Year 2000 compliance is merely ancillary, the Corporation may capitalize and depreciate such an asset over its estimated useful life.

In addition to reviewing its own computer operating systems and applications, the Corporation has initiated formal communications with its significant suppliers and large customers to determine the extent to which the Corporation's interface systems are vulnerable to those third parties' failure to resolve their own Year 2000 issues. There is no assurance that the systems of other companies on which the Corporation's systems rely will be timely converted. If such modifications and conversions are not made, or are not completed timely, the Year 2000 issue could have an adverse impact on the operations of the Corporation.

Based on currently available information, management does not presently anticipate that the costs to address the Year 2000 issues will have an adverse impact on the Corporation's financial conditions, results of operations, or liquidity.

The costs of the project and the date on which the Corporation believes it will complete the Year 2000 modifications are based on management's best estimates. There can be no guarantee that these estimates will be achieved and actual results could differ from those anticipated. Specific factors that might cause differences include, but are not limited to, the ability of other companies on which the Corporation's systems rely to modify or convert their systems to be Year 2000 compliant, the ability to locate and correct all relevant computer codes, and similar uncertainties.


FORWARD LOOKING STATEMENTS

This discussion and analysis of financial condition and results of operations, and other sections of the Annual Report, contain forward looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about the Corporation itself. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "projects," variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecast in such forward looking statements. The Corporation undertakes no obligation to update, amend or clarify forward looking statements as a result of new information, future events, or otherwise.

Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward looking statement include, but are not limited to, changes in interest rates and interest rate relationships; demands for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking laws or regulations; changes in tax laws; changes in prices; the impact of technological advances; government and regulatory policy changes; the outcome of pending and future litigation and contingencies; trends in customers' behaviors as well as their ability to repay loans; and the local economy.

12 ==========================================================================

=============================================================================


FIRSTBANK CORPORATION AND SUBSIDIARIES

QUARTERLY RESULTS OF OPERATIONS
(Dollars in thousands, except per share data)
                                                                 1997
                                                                 ----
                                              1ST       2ND       3RD        4TH
                                            QUARTER   QUARTER   QUARTER    QUARTER       YEAR
                                            -------   -------   -------    -------       ----
Interest income                             $8,213    $8,649    $10,002    $11,000     $37,864
Net interest income                          4,591     4,854      5,644      6,245      21,334
Provision for loan losses                      251       462        365        320       1,398
Income before federal income taxes           1,702     1,690      2,112      2,305       7,809
Net income                                   1,227     1,222      1,500      1,609       5,558
Basic earnings per share                       .72       .71        .76        .76        2.95
Diluted earnings per share                     .70       .69        .74        .74        2.87

                                                                 1996
                                                                 ----
                                              1ST       2ND       3RD        4TH
                                            QUARTER   QUARTER   QUARTER    QUARTER        YEAR
                                            -------   -------   -------    -------        ----
Interest income                             $7,355    $7,643    $7,917     $8,101       $31,016
Net interest income                          4,102     4,389     4,571      4,673        17,735
Provision for loan losses                      297       535       709        297         1,838
Income before federal income taxes           1,430     1,539     1,651      1,784         6,404
Net income                                   1,053     1,119     1,173      1,298         4,643
Basic earnings per share                       .62       .66       .69        .75          2.72
Diluted earnings per share                     .61       .65       .68        .73          2.68

All per share amounts have been adjusted for stock dividends
Bank of Lakeview results are included from August 8, 1997, the date of acquisition.

-----------------------------------------------------------------------------

COMMON STOCK DATA

Firstbank Corporation shares were held by 1,220 shareholders of record as of December 31, 1997. Total shareholders number approximately 1,600 including those whose shares are held in nominee name through a brokerage firm. The Company's shares are listed on the Over the Counter Bulletin

Board under the symbol FBMI and are traded by several brokers. The range of bid prices for shares of common stock for each quarterly period during the past two years is as follows:

                            LOW AND HIGH BID QUOTATIONS
                             1997                 1996
                             ----                 ----
First Quarter          $32.14 - $35.00       $22.68 - $24.94
Second Quarter         $35.00 - $38.10       $24.94 - $26.98
Third Quarter          $38.10 - $39.52       $26.98 - $28.80
Fourth Quarter         $39.52 - $47.00       $28.80 - $32.14

The prices quoted above are obtained on a weekly basis from the NASD System. The over the counter market quotations reflect interdealer prices without retail mark up, mark down, or commission, and may not necessarily represent actual transactions. Prices have been adjusted to reflect stock dividends.

The following table summarizes cash dividends paid per share (adjusted for stock dividends) of common stock during 1997 and 1996.

                                    1997          1996
                                    ----          ----
First Quarter                     $.2095         $.1632
Second Quarter                     .2477          .1995
Third Quarter                      .2477          .1995
Fourth Quarter                     .2477          .1995
                                  ------         ------
                                  $.9526         $.7617
                                  ======         ======

The Company's principal sources of funds to pay cash dividends are the earnings of and dividends paid by the subsidiary banks. Under current regulations, the subsidiary banks are restricted in their ability to transfer funds in the form of cash dividends, loans and advances to the Company (See Note P). As of January 1, 1998, approximately $10,258,000 of the subsidiaries' retained earnings is available for transfer in the form of dividends to the Company without prior regulatory approval. In addition, to the extent of the subsidiaries' 1998 earnings, such earnings will be available for distributions as dividends to the Company.

========================================================================== 13

=============================================================================


REPORT OF INDEPENDENT AUDITORS





Board of Directors and Shareholders
Firstbank Corporation
Alma, Michigan


We have audited the consolidated balance sheets of Firstbank Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Firstbank Corporation at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.





                                   Crowe, Chizek and Company LLP


Grand Rapids, Michigan
January 23, 1998

=============================================================================

FIRSTBANK CORPORATION
CONSOLIDATED BALANCE SHEETS                                                       DECEMBER 31
                                                                            1997              1996
                                                                            ----              ----
ASSETS
Cash and due from banks                                                 $ 23,279,923     $ 19,430,993
Short term investments                                                       835,580        1,797,479
                                                                        ------------     ------------
                              Total cash and cash equivalents             24,115,503       21,228,472

Securities available for sale                                             82,577,999       56,572,495
Loans:
 Loans held for sale                                                       3,916,791        6,755,863
 Portfolio loans
   Commercial                                                            158,218,889      122,933,722
   Real estate mortgage                                                  167,930,825      115,849,643
   Consumer                                                               74,741,496       69,080,989
                                                                        ------------     ------------
                                                       Total loans       404,808,001      314,620,217
   Less allowance for loan losses                                         (8,114,000)      (6,247,000)
                                                                        ------------     ------------
                                                         Net loans       396,694,001      308,373,217

 Premises and equipment, net                                              13,417,065        8,218,954
 Acquisition intangibles                                                  10,290,640        3,847,832
 Accrued interest receivable                                               3,458,655        2,236,870
 Other assets                                                              5,768,444        4,093,102
                                                                        ------------     ------------
                                                       TOTAL ASSETS     $536,322,307     $404,570,942
                                                                        ============     ============
 LIABILITIES AND SHAREHOLDERS' EQUITY
 LIABILITIES
 Deposits:
   Noninterest bearing demand accounts                                  $ 57,952,555     $ 47,752,360
   Interest bearing accounts:
     Demand                                                              110,363,898       86,768,530
     Savings                                                              63,853,842       59,391,775
     Time                                                                213,495,526      164,756,724
                                                                        ------------     ------------
                                                     Total deposits      445,665,821      358,669,389
Securities sold under agreements to
 repurchase and overnight borrowings                                      21,232,881        6,832,592
Notes payable                                                              7,590,465        2,239,039
Accrued interest and other liabilities                                     7,301,246        3,741,861
                                                                        ------------     ------------
                                                  Total liabilities      481,790,413      371,482,881

SHAREHOLDERS' EQUITY
Preferred stock; no par value,
 300,000 shares authorized, none issued
Common stock; 10,000,000 shares authorized; 2,146,105 and 1,709,235
 shares issued and outstanding in 1997 and 1996 respectively              46,223,949       24,228,132
Retained earnings                                                          7,420,886        8,296,590
Net unrealized appreciation on securities available for sale,
 net of income tax of $456,970 in 1997, and $290,000 in 1996                 887,059          563,339
                                                                        ------------     ------------
                                         Total shareholders' equity       54,531,894       33,088,061
                                                                        ------------     ------------
                                              TOTAL LIABILITIES AND
                                               SHAREHOLDERS' EQUITY     $536,322,307      $404,570,942
                                                                        ============      ============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

========================================================================== 15

=============================================================================
FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

                                                                     YEAR ENDED DECEMBER 31
                                                                     ----------------------
                                                            1997            1996              1995
                                                            ----            ----              ----
Interest income:
 Loans, including fees                                  $ 33,385,960   $  27,446,750    $   23,482,159
 Securities:
  Available for sale - Taxable                             2,546,186       1,922,393         1,539,531
  Available for sale - Exempt from federal income tax      1,620,493       1,471,602           175,924
  Held to maturity - Taxable                                                                   443,346
  Held to maturity - Exempt from federal income tax                                          1,378,401
 Short term investments                                      311,464         175,064           375,083
                                                        ------------   -------------    --------------
                      Total interest income               37,864,103      31,015,809        27,394,444

Interest expense:
 Deposits                                                 15,628,237      12,581,008        11,252,294
 Notes payable and other                                     901,502         699,718           549,629
                                                        ------------   -------------    --------------
                     Total interest expense               16,529,739      13,280,726        11,801,923
                                                        ------------   -------------    --------------
                        Net interest income               21,334,364      17,735,083        15,592,521
Provision for loan losses                                  1,398,000       1,838,000         1,085,000
                                                        ------------   -------------    --------------
                  Net interest income after
                  provision for loan losses               19,936,364      15,897,083        14,507,521
Noninterest income:
 Service charges on deposit accounts                       1,227,700       1,009,895           946,172
 Gain on sale of mortgage loans                              759,378         620,990           302,382
 Mortgage servicing, net of amortization                     247,529         386,494           329,188
 Trust fees                                                  273,222         234,951           224,207
 Gain (loss) on sale of securities                           (29,732)         11,773            24,072
 Other                                                     1,219,254       1,033,253           645,469
                                                        ------------   -------------    --------------
                   Total noninterest income                3,697,351       3,297,356         2,471,490
Noninterest expense:
 Salaries and employee benefits                            8,032,608       6,613,365         5,834,699
 Occupancy                                                 2,128,511       1,883,193         1,507,268
 Amortization of acquisition intangibles                     826,924         271,449           232,348
 FDIC Insurance premium                                       43,864         226,554           327,704
 Michigan Single Business tax                                359,567         355,800           293,200
 Other                                                     4,433,510       3,439,690         3,617,313
                                                        ------------   -------------    --------------
                  Total noninterest expense               15,824,984      12,790,051        11,812,532
                                                        ------------   -------------    --------------

         Income before federal income taxes                7,808,731       6,404,388         5,166,479
Federal income taxes                                       2,251,000       1,761,000         1,301,000
                                                        ------------   -------------    --------------

                                 NET INCOME             $  5,557,731   $   4,643,388    $    3,865,479
                                                        ============   =============    ==============

 Basic earnings per share                                      $2.95           $2.72             $2.29
                                                               =====           =====             =====
 Diluted earnings per share                                    $2.87           $2.68             $2.27
                                                               =====           =====             =====

See notes to consolidated financial statements.

16 ==========================================================================

=============================================================================

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                               NET
                                                                          APPRECIATION
                                                                         (DEPRECIATION)
                                                                         ON SECURITIES
                                                 COMMON       RETAINED      AVAILABLE        ESOP
                                                 STOCK        EARNINGS      FOR SALE        SHARES          TOTAL
                                                 ------       --------   --------------     ------          -----
Balances at January 1, 1995                 $  19,540,938   $  6,550,164   $ (336,272)   $ (158,817)   $ 25,596,013
Net income for 1995                                            3,865,479                                  3,865,479
Cash dividends--$.60 per share                                (1,013,748)                                (1,013,748)
5% stock dividend--80,607 shares                1,809,547     (1,818,112)                                    (8,565)
Issuance of 69 shares of common
   stock through exercise of stock options          1,289                                                     1,289
Issuance of 160 shares of common stock              3,519                                                     3,519
Allocation of 16,994 shares
   to ESOP participant accounts                                                             158,817         158,817
Net change in unrealized appreciation
   (depreciation) on securities available
   for sale, net of tax of ($643,863)                                       1,249,849                     1,249,849
                                            -------------   ------------   ----------    ----------    ------------
               BALANCES AT
         DECEMBER 31, 1995                     21,355,293      7,583,783      913,577             0      29,852,653

Net income for 1996                                            4,643,388                                  4,643,388
Cash dividends--$.76 per share                                (1,297,400)                                (1,297,400)
5% stock dividend--80,913 shares                2,620,039     (2,633,181)                                   (13,142)
Issuance of 2,234 shares of common
   stock through exercise of stock options         46,947                                                    46,947
Issuance of 5,114 shares of common stock
   through the dividend reinvestment plan         144,063                                                   144,063
Issuance of 1,923 shares of common
   stock from supplemental shareholder
   investments                                     61,790                                                    61,790
Net change in unrealized appreciation
   (depreciation) on securities available
   for sale, net of tax of $180,426                                          (350,238)                     (350,238)
                                            -------------   ------------   ----------    ----------    ------------
               BALANCES AT
         DECEMBER 31, 1996                     24,228,132      8,296,590      563,339             0      33,088,061

Net income for 1997                                            5,557,731                                  5,557,731
Cash dividends--$.95 per share                                (1,862,378)                                (1,862,378)
5% stock dividend--101,917 shares               4,560,786     (4,571,057)                                   (10,271)

Issuance of 6,878 shares of common
   stock through exercise of stock options        163,566                                                   163,566
Issuance of 12,795 shares of common stock
   through the dividend reinvestment plan         479,436                                                   479,436
Issuance of 10,367 shares of common
   stock from supplemental shareholder
   investments                                    402,894                                                   402,894
Issuance of 407,633 shares of common
   stock pursuant to the acquisition           16,389,135                                                16,389,135
Net change in unrealized appreciation
   (depreciation) on securities available
   for sale, net of tax of ($166,765)                                         323,720                       323,720
                                            -------------   ------------   ----------    ----------    ------------
               BALANCES AT
         DECEMBER 31, 1997                  $  46,223,949   $  7,420,886   $  887,059    $        0    $ 54,531,894
                                            =============   ============   ==========    ==========    ============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

========================================================================== 17

=============================================================================
FIRSTBANK CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      YEAR ENDED DECEMBER 31
                                                                                      ----------------------
                                                                               1997            1996           1995
                                                                               ----            ----           ----
OPERATING ACTIVITIES
 Net income                                                               $  5,557,731   $  4,643,388   $  3,865,479
 Adjustments to reconcile net income to net cash provided by operating activities:
   Provision for loan losses                                                 1,398,000      1,838,000      1,085,000
   Depreciation of premises and equipment                                    1,033,620        749,790        436,564
   Net amortization of security premiums/discounts                             131,273        343,131        287,659
   Loss (gain) on sale of securities                                            29,732        (11,773)       (24,072)
   Allocation of common stock to ESOP participants                                                           158,817
   Amortization of acquisition intangibles                                     826,924        271,449        232,348
   Gain on sale of mortgage loans                                             (759,378)      (620,990)      (302,382)
   Proceeds from sales of mortgage loans                                    50,910,223     46,388,544     34,262,839
   Loans originated for sale                                               (47,311,773)   (49,917,204)   (33,574,477)
   Deferred federal income tax benefit                                        (481,000)      (661,000)      (399,000)
   Decrease in accrued interest receivable and other assets                 (4,049,673)      (453,940)    (1,444,046)
   Increase (decrease) in accrued interest payable and other liabilities     3,392,620       (499,416)     1,335,588
                                                                          ------------   ------------   ------------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                         10,678,299      2,069,979      5,920,317

INVESTING ACTIVITIES
 Cash acquired from Lakeview Financial Corporation                           1,724,418
 Proceeds from sale of securities available for sale                         1,560,907      3,534,165      6,188,687
 Proceeds from maturities of securities available for sale                  28,153,606     20,286,206      4,280,804
 Proceeds from maturities of securities held to maturity                                                   9,102,877
 Purchases of securities available for sale                                (42,239,442)   (19,434,329)   (13,636,714)
 Purchases of securities held to maturity                                                                 (2,338,617)
 Net increase in portfolio loans                                           (23,427,147)   (46,090,330)   (42,151,529)
 Net purchases of premises and equipment                                    (2,074,625)    (1,962,736)    (2,590,960)
 Net increase in intangibles from acquisitions                                             (1,757,606)      (496,076)
                                                                          ------------   ------------   ------------
          NET CASH USED BY INVESTING ACTIVITIES                            (36,302,283)   (45,424,630)   (41,641,528)

FINANCING ACTIVITIES
 Deposits from branch acquisitions                                                         19,347,853     10,901,185
 Net increase in deposits                                                   13,586,053     32,314,920     29,028,601
 Net increase (decrease) in securities sold under
   agreements to repurchase and overnight borrowings                        12,400,289     (5,009,687)    (2,301,191)
 Proceeds from notes payable                                                 3,351,426      2,239,039
 Cash dividends and cash paid in lieu of fractional shares on stock
  dividend                                                                  (1,872,649)    (1,310,542)    (1,022,313)
 Net proceeds from issuance of common stock                                  1,045,896        252,800          4,808
                                                                          ------------   ------------   ------------

          NET CASH PROVIDED BY FINANCING ACTIVITIES                         28,511,015     47,834,383     36,611,090
                                                                          ------------   ------------   ------------

INCREASE IN CASH AND CASH EQUIVALENTS                                        2,887,031      4,479,732        889,879
Cash and cash equivalents at beginning of year                              21,228,472     16,748,740     15,858,861
                                                                          ------------   ------------   ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $ 24,115,503   $ 21,228,472   $ 16,748,740
                                                                          ============   ============   ============
Supplemental disclosure of cash flow information:
 Cash paid during the year for:
   Interest paid                                                          $ 14,944,446   $ 13,150,177   $ 11,489,482
   Income taxes paid                                                         2,135,000      2,610,000      1,710,000
 Non-cash investing and financing activities:
   Acquisition of Lakeview Financial Corporation
     Common stock issued                                                  $ 16,006,389
     Fair value of stock options                                               382,776
     Fair value of assets acquired                                          88,513,535
     Fair value of liabilities assumed                                      77,410,379
Supplemental disclosure of non-cash investing
 activities--See Note A

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
18 ==========================================================================

=============================================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS: Firstbank Corporation (the "Company") is a bank holding company. Each subsidiary bank of the Company is a full service community bank. The subsidiary banks offer all customary banking services, including the acceptance of checking, savings and time deposits, and the making of commercial, agricultural, real estate, personal, home
improvement, automobile and other installment and consumer loans.   Trust
services are provided throughout the Company's service area by one of its subsidiary banks. The consolidated assets of the Company of $536,000,000 as of December 31, 1997, primarily represent commercial and retail banking activity. Mortgage loans serviced for others of $167,000,000 and trust assets of $71,000,000 as of December 31, 1997, are not included in the Company's consolidated balance sheet.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Bank of Alma, Firstbank, 1st Bank, and Bank of Lakeview (the "Banks"), Niles Agency, Incorporated, and 1st Armored, Incorporated, after elimination of intercompany accounts and transactions.

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

CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits with banks, federal funds sold, and overnight money market fund investments. Generally, federal funds and overnight money market funds are purchased for a one day period. The Company reports customer loan transactions, deposit transactions, and repurchase agreements and overnight borrowings on a net cash flow basis.

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

MORTGAGE BANKING ACTIVITIES: Mortgage loans originated and intended for sale in the secondary market are accounted for at the lower of aggregate cost or market value. Net unrealized losses are recognized through a valuation allowance by charges to income. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS (SFAS 122), which has changed the accounting for mortgage servicing rights retained by the loan originator. The Company adopted SFAS 122 on January 1, 1996, as required. Under this standard, if the originator sells or securitizes mortgage loans and retains the related servicing rights, the total cost of the mortgage loan is allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Under prior practice, all such costs were assigned to the loan. The costs allocated to mortgage servicing rights are recorded as a separate asset and are amortized in proportion to, and over the life of, the net servicing income. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is recorded as a valuation allowance.

========================================================================== 19

=============================================================================


LOANS: Loans receivable, for which management has the intent and ability to hold for the foreseeable future or payoff, are reported at their outstanding unpaid principal balances reduced by charge offs and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts. Loan origination fees and certain origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

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

The valuation of loans is reviewed on an ongoing basis for impairment. A loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of collateral if the loan is collateral dependent. Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause an increase in the allowance for loan losses, such increase is reported as bad debt expense.

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

ACQUISITION INTANGIBLES: The acquisition of purchased subsidiaries and branches has included amounts related to the value of customer deposit relationships ("core deposit intangibles") and excess of cost over estimated fair value of net assets acquired ("goodwill"). The core deposit intangibles are amortized over the expected life of the value of the acquired relationship. The goodwill is amortized using the straight line method for periods of not less than 15 years or more than 20 years.

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

EARNINGS PER SHARE: Basic earnings per share is based on weighted average common shares outstanding. Diluted earnings per share further assumes issue of any dilutive potential common shares. The accounting standard for computing earnings per share was revised for 1997, and all earnings per share previously reported are restated to follow the new standard. Per share amounts are restated for all subsequent stock dividends and splits.

20 ==========================================================================

=============================================================================


SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES: During 1997 and 1996, the Company transferred $2,886,318 and $713,992 from loans held for sale to portfolio loans.

RECLASSIFICATION: Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation.

FUTURE ACCOUNTING CHANGES: New accounting standards have been issued which will require future reporting of comprehensive income (net income plus changes in holding gains and losses on available for sale securities).


NOTE B--ACQUISITIONS

On August 8, 1997, the Company completed its acquisition of Lakeview Financial Corporation. The purchase price of the transaction was $17 million based on the Company's trading prices for a 20 day period ending six days prior to the merger. Lakeview Financial Corporation shareholders could elect cash (up to 35% of the total purchase price) or stock based upon an exchange rate of .5839 shares of the Company's stock for each outstanding share of Lakeview Financial Corporation stock. Over 98% of the common stock shareholders of Lakeview Financial Corporation elected to receive the Company's stock, resulting in the issuance of 407,633 shares. Options held by officers of Lakeview Financial Corporation could be exchanged for options in the Company, cash, or stock. Options held by non-officer Directors of Lakeview Financial Corporation were converted to cash. Cash of $681,000 and options for 10,700 shares with exercise prices of $14.53 to $21.49 completed the merger.

The acquisition was accounted for as a purchase transaction. Accordingly, the results of operations of Lakeview Financial Corporation are included with those of the Company for periods subsequent to the date of merger. Lakeview Financial Corporation will operate as Bank of Lakeview and the surviving entity is Firstbank Corporation.

Bank of Lakeview will continue to operate as an independent community bank in the five communities (six locations) of their branches. Management believes that synergies exist in support functions, and that overall overhead costs will be reduced from this merger.

This acquisition did not create an overlap of the Company's markets and as such the Company has not divested itself of any branches. The markets served by the acquired bank are contiguous to markets already served by the Company's banks.

The unaudited pro forma amounts in the table below are presented for informational purposes and are not necessarily indicative of the results of operations of the combined Company for the periods presented. These amounts are also not necessarily indicative of the future results of operations of the combined Company.

The following unaudited pro forma combined summary of income gives effect to the combination as if the acquisition was consummated on January 1, 1996.

                                          YEAR ENDED DECEMBER 31
                                            1997           1996
                                            ----           ----
    SUMMARY OF INCOME
         Net interest income            $ 23,854,000   $ 21,827,000
         Provision for loan losses         1,538,000      2,018,000
         Noninterest income                4,008,000      3,881,000
         Noninterest expense              17,189,000     16,506,000
         Net income                        5,684,000      5,177,000

         Basic earnings per share              $2.80          $2.56

    Goodwill is amortized using the straight line method over 20 years.

The Company's Bank of Alma subsidiary acquired branches in Merrill and Auburn during 1996. The Bank assumed $19,000,000 of deposit liabilities. The purchase method of accounting was used for this transaction. Accordingly, the assets and operating results of these branches are included in the consolidated financial statements for periods after December 13, 1996.

The Company's Firstbank subsidiary acquired a branch in Mt. Pleasant during 1995. In that transaction, the Bank assumed $11,000,000 of deposit liabilities. The purchase method of accounting was used for the transaction. Accordingly, the assets and operating results of this branch are included in the consolidated financial statements for periods after June 16, 1995.


NOTE C--RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

========================================================================== 21

=============================================================================


The Company's subsidiary banks are required to maintain average reserve balances in the form of cash and noninterest bearing balances due from the Federal Reserve Bank. The average reserve balances required to be maintained at December 31, 1997 and 1996, were $2,302,000 and $1,569,000 respectively.  These reserves do not earn interest.


NOTE D--SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securities and their fair values were as follows:

                                                          GROSS       GROSS
                                        AMORTIZED      UNREALIZED   UNREALIZED      FAIR
                                          COST            GAINS       LOSSES        VALUE
                                          ----            -----       ------        -----
SECURITIES AVAILABLE FOR SALE:
December 31, 1997:
  U.S. Treasury                        $ 10,996,073    $    87,137  $    (594)  $  11,082,616
  U.S. governmental agency               15,270,745        129,358    (11,547)     15,388,556
  States and political subdivisions      34,287,320      1,036,076     (3,727)     35,319,669
  Collateralized mortgage obligations     4,479,036         75,603     (4,462)      4,550,177
  Corporate                              14,420,854         39,084     (2,898)     14,457,040
  Equity                                  1,779,941                                 1,779,941
                                       ------------    -----------  ---------   -------------
                                       $ 81,233,969    $ 1,367,258  $ (23,228)  $  82,577,999
                                       ============    ===========  =========   =============

December 31, 1996:
  U.S. Treasury                        $  7,492,293    $    19,228  $  (2,192)  $   7,509,329
  U.S. governmental agency               13,529,582         79,196    (44,158)     13,564,620
  States and political subdivisions      26,833,250        814,168    (33,914)     27,613,504
  Collateralized mortgage obligations       868,982          5,269     (2,087)        872,164
  Corporate                               5,859,015         26,256     (8,222)      5,877,049
  Equity                                  1,135,829                                 1,135,829
                                       ------------    -----------  ---------   -------------
                                       $ 55,718,951    $   944,117  $ (90,573)  $  56,572,495
                                       ============    ===========  =========   =============

Gross realized gains (losses) on sales and calls of securities were:

                                             1997         1996        1995
                                             ----         ----        ----
          Gross realized gains          $    1,050   $    22,511   $  27,680
          Gross realized losses            (30,782)      (10,738)     (3,608)
                                        ----------   -----------   ---------
          Net realized gains            $  (29,732)  $    11,773   $  24,072
                                        ==========   ===========   =========

The amortized cost and fair value of debt securities at December 31, 1997, by stated maturity are shown below. Actual maturities may differ from stated maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                      SECURITIES AVAILABLE FOR SALE
                                         AMORTIZED         FAIR
                                            COST          VALUE
                                         ---------        -----
Due in one year or less                 $ 18,123,558  $ 18,109,990
Due after one year through five years     42,762,143    43,632,238
Due after five years through ten years     7,879,461     8,091,734
Due after ten years                       10,688,867    10,964,096
                                        ------------  ------------
                                        $ 79,454,029  $ 80,798,058
                                        ============  ============

At December 31, 1997, securities with a carrying value approximating $43,105,000 were pledged to secure public and trust deposits, securities sold under agreements to repurchase, and for such other purposes as required or permitted by law.

22 ==========================================================================

=============================================================================


NOTE E--SECONDARY MORTGAGE MARKET OPERATIONS

The following summarizes the Company's secondary mortgage market activities:

                                                               1997            1996          1995
                                                               ----            ----          ----
During the period:
    Loans originated for sale                             $  47,311,773   $  49,917,204   $ 33,574,477
    Proceeds from sale of mortgage loans                     50,910,223      46,388,544     34,262,839
    Transfer from loans held for sale to portfolio loans      2,886,318         713,992
    Gain on sale of mortgage loans                              759,378         620,990        302,382
    Servicing fees earned on mortgage loans, net                247,529         386,494        329,188
At end of period:
    Mortgage loans serviced for others                    $ 167,294,788   $ 147,361,938   $128,417,926
    Loans held for sale                                       3,916,791       6,755,863      2,606,213
    Escrow balances maintained for loans serviced               208,267         173,742        220,093


NOTE F--NONACCRUAL LOANS AND ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

                                                               1997            1996          1995
                                                               ----            ----          ----
Balance at January 1                                      $   6,247,000   $  4,876,000    $ 4,100,000
Lakeview allowance at acquisition                             1,326,000
Provision charged to expense                                  1,398,000      1,838,000      1,085,000
Recoveries credited to allowance                                413,000        313,000        429,000
Loans charged off                                            (1,270,000)      (780,000)      (738,000)
                                                          -------------   ------------    -----------
BALANCE AT DECEMBER 31                                    $   8,114,000   $  6,247,000    $ 4,876,000
                                                          =============   ============    ===========

Loans approximating $1,274,000, $218,000, and $47,000 were in nonaccrual status at December 31, 1997, 1996, and 1995. If these loans had performed in accordance with their original terms, additional interest income of $68,000, $10,000, and $4,000 would have been recognized during 1997, 1996, and 1995.

                                                                       1997              1996
                                                                       ----              ----
Information regarding impaired loans is as follows:
    Average investment in impaired loans                             $   972,000      $   368,000
    Interest income recognized on impaired loans                          87,000           26,000
    Interest income recognized on impaired loans on cash basis                 0                0

Information regarding impaired loans at year end is as follows:
    Total impaired loans                                             $   933,000      $   327,000
    Less loans for which no allowance for loan losses is allocated       868,000          235,000
                                                                     -----------      -----------
    Impaired loan balance for which an allowance for loan losses is
       allocated                                                     $    65,000      $    92,000
                                                                     ===========      ===========
    Portion of allowance allocated to impaired loans                 $    48,000      $    69,000


NOTE G--PREMISES AND EQUIPMENT

Major classes of premises and equipment consisted of the following at December 31:

                                              1997              1996
                                              ----              ----
Land                                      $   2,982,783   $  1,690,033
Buildings and improvements                   10,358,212      6,316,592
Furniture and equipment                       7,596,195      5,285,276
                                          -------------   ------------
                                             20,937,190     13,291,901
Less accumulated depreciation                (7,520,125)    (5,072,947)
                                          -------------   ------------
    Total premises and equipment, net     $  13,417,065   $  8,218,954
                                          =============   ============

========================================================================== 23

=============================================================================


NOTE H--FEDERAL INCOME TAXES

Federal income taxes consist of the following:

                                          1997            1996          1995
                                          ----            ----          ----
    Current expense                $   2,732,000   $  2,422,000   $   1,700,000
    Deferred benefit                    (481,000)      (661,000)       (399,000)
                                   -------------   ------------   -------------
           Total                   $   2,251,000   $  1,761,000   $   1,301,000
                                   =============   ============   =============

A reconciliation of the difference between federal income tax expense and the amount computed by applying the federal statutory tax rate of 34% is as follows:

                                          1997            1996          1995
                                          ----            ----          ----
    Tax at statutory rate          $   2,655,000   $  2,177,000   $   1,757,000
    Effect of tax-exempt interest       (619,000)      (509,000)       (468,000)
    Other                                215,000         93,000          12,000
                                   -------------   ------------   -------------
           Federal income taxes    $   2,251,000   $  1,761,000   $   1,301,000
                                   =============   ============   =============
    Effective tax rate                     29%            27%             25%



The components of deferred tax assets and liabilities consist of the following at December 31:

                                                1997              1996
                                                ----              ----
Deferred tax assets:
    Allowance for loan losses                $  2,191,000    $  1,598,000
    Deferred compensation                         448,000         142,000
    Other                                         531,000         483,000
                                             ------------    ------------
     Total deferred tax assets                  3,170,000       2,223,000
                                             ------------    ------------

Deferred tax liabilities:
    Fixed assets                                 (508,000)       (435,000)
    Unrealized gain on securities available
      for sale                                   (457,000)       (290,000)
    Other                                         (31,000)        (19,000)
                                             ------------    ------------
     Total deferred tax liabilities              (996,000)       (744,000)
                                             ------------    ------------
Net deferred tax asset                       $  2,174,000    $  1,479,000
                                             ============    ============

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. Management has determined that no such allowance is required at December 31, 1997 or 1996.

Deferred tax assets at December 31, 1997 and 1996, are included in other assets in the accompanying consolidated balance sheets.


NOTE I--DEPOSITS

Time deposits at December 31, 1997, have the following maturity distribution:

                DOLLARS IN THOUSANDS
                --------------------
         YEAR                        AMOUNT
         ----                        ------
         1998                     $  156,886
         1999                         29,345
         2000                         15,055
         2001                          6,762
         2002 and over                 5,447
                                  ----------
                Total             $  213,495
                                  ==========

Included in total time deposits are time deposit liabilities issued in denominations of $100,000 or more. At December 31, 1997 and 1996, these deposits amounted to $35,670,000 and $26,276,000. Interest expense on time deposits issued in denominations of $100,000 or more for 1997, 1996, and 1995 amounted to $1,832,000, $1,439,000, and $1,103,000.

24 ==========================================================================

=============================================================================


NOTE J--BORROWINGS

Information relating to securities sold under agreements to repurchase follows:

                                          1997            1996          1995
                                          ----            ----          ----
At December 31:
    Outstanding balance               $12,932,000     $ 5,933,000    $ 8,442,000
    Average interest rate                 4.23%           4.40%          4.98%

Daily average for the year:
    Outstanding balance               $10,894,000     $10,527,000    $ 8,905,000
    Average interest rate                 4.36%           4.73%          5.16%

Maximum outstanding at any month end  $13,911,000     $14,290,000    $10,714,000


Securities sold under agreements to repurchase (repurchase agreements) generally have original maturities of less than one year. Repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as liabilities. Securities involved with the agreements are recorded as assets of the banks and are primarily held in safekeeping by correspondent banks. Repurchase agreements are offered principally to certain large deposit customers as deposit equivalent investments.

The Company has borrowed from the Federal Home Loan Bank. At December 31, 1997 and 1996, the outstanding advances totaled $7,364,000 and $2,000,000 respectively. These loans may be for a one year period, or may be matched with loans to the Company's customers, and therefore match the maturity of those customers' obligations. The majority of these loans, $6,000,000, are variable rate instruments. The interest is payable monthly, adjusts quarterly, and is based on the three month LIBOR rate. These variable rates at December 31, 1997, ranged from 5.76% to 5.85%. The advances are collateralized by a blanket lien on residential mortgage loans.

At December 31, advances were as follows:

             PRINCIPAL           MATURITY          INTEREST RATE
             ---------           --------          -------------
         $     500,000        January 26, 1998          5.76%
               500,000         March 25, 1998           5.77%
             1,000,000          May 28, 1998            5.84%
             2,000,000          July 2, 1998            5.76%
             2,000,000        August 14, 1998           5.85%
               814,000         April 17, 2017           7.30%
               550,000        October 16, 2017          6.56%
         -------------
         $   7,364,000
         =============

NOTE K--EMPLOYEE BENEFIT PLANS

The Company established an Employee Stock Ownership Plan (ESOP) effective January 1, 1988, covering substantially all employees. The ESOP is a qualified stock bonus plan, a qualified 401(k) salary deferral plan and a qualified employee stock ownership plan. Both employee and employer contributions may be made to the ESOP. The Company's 1997, 1996, and 1995 matching 401(k) contributions charged to expense were $204,165, $158,934,
and $133,211 respectively.   The percent of the Company's matching
contributions to the 401(k) is determined annually by the Board of Directors.

Effective June 30, 1988, the Company terminated its then existing defined benefit pension plan. After satisfaction of all plan benefit obligations, remaining plan assets of approximately $1,381,000 were transferred to the ESOP. Upon transfer of the excess assets of the former pension plan to the ESOP, the ESOP purchased approximately 148,000 shares of previously unissued common stock of the Company at an estimated fair value of $9.34 per share. These shares were allocated to ESOP participants' accounts over an eight year period. Unallocated ESOP shares were reflected as a reduction of shareholders' equity. Upon allocation to participant accounts, unallocated shares were reduced and a corresponding amount was recognized as compensation expense. In 1995, 16,994 unallocated shares with a value of $158,817, were allocated to participants' accounts.

========================================================================== 25

=============================================================================


NOTE L--STOCK OPTIONS

The Firstbank Corporation Stock Option Plans of 1993 and 1997 ("Plans") provide for the grant of 127,628 and 105,000 shares of stock, respectively, in either restricted form or under option. Options may be either incentive stock options or nonqualified stock options. The Plan of 1993 will terminate April 26, 2003. The 1997 Plan will terminate April 28, 2007.
The Board, at its discretion, may terminate either or both Plans prior to the Plans' termination dates.

Each option granted under the Plans may be exercised in whole or in part during such period as is specified in the option agreement governing that option. Options are issued with exercise prices equal to the stock's market value at date of issuance. A nonqualified stock option may not be exercised after fifteen years from the grant date. Incentive stock options may not be exercised after ten years from the grant date.

The following is a summary of option transactions which occurred during 1995, 1996, and 1997:

                                              NUMBER     EXERCISE WEIGHTED
                                             OF SHARES        AVERAGE
                                             ---------   -----------------
Outstanding -- December 31, 1994                52,073     $   17.50
Granted                                         26,567         22.03
Exercised                                          (69)        17.04
Canceled                                        (2,191)        17.99
                                               -------
Outstanding -- December 31, 1995                76,380         19.06
Granted                                         29,106         32.20
Exercised                                       (2,234)        17.75
Canceled                                        (3,522)        19.41
                                               -------
Outstanding -- December 31, 1996                99,730         22.90
Granted                                         41,921         43.57
Granted pursuant to acquisition                 21,452         21.43
Exercised                                       (5,826)        18.61
Canceled                                        (2,253)        28.01
                                               -------
Outstanding -- December 31, 1997               155,024         28.49
Available for exercise -- December 31, 1997     68,522         21.27
Available for grant -- December 31, 1997        69,443

Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION (SFAS 123), which became effective for 1996, establishes a fair value based method of accounting for employee stock options. Although the Statement encourages all companies to adopt a fair value based method of accounting, companies may elect to continue their former method of accounting and make pro forma disclosures of net income and earnings per share as if the fair value method had been adopted. Accordingly, the following pro forma information presents net income and earnings per share information as if SFAS 123 had been adopted. No compensation cost was actually recognized for stock options in 1997, 1996, or 1995 because the options were granted with an exercise price equal to the fair value of the Company's stock at the grant date.

                                              1997          1996         1995
                                              ----          ----         ----
    Net income as reported                  $5,557,731   $4,643,388   $3,865,479
     Pro forma net income                   $5,507,459   $4,625,685   $3,860,068

    Basic earnings per share as reported       $2.95        $2.72        $2.29
     Pro forma basic earnings per share        $2.92        $2.71        $2.28

    Diluted earnings per share as reported     $2.87        $2.68        $2.27
     Pro forma diluted earnings per share      $2.84        $2.67        $2.26

In future years, the pro forma effect under this standard is expected to increase as additional options are granted.

The fair value of options granted during 1997, 1996, and 1995 is estimated using the Black-Scholes model and the following weighted average information: risk free interest rate of 5.86%, 6.42%, and 5.57% expected life of 7 years, expected volatility of stock price of 7.9%, 8.4%, and 8.1% and expected dividends of 3% per year. The fair value of the options granted in 1997, 1996, and 1995 were $227,000, $86,000, and $38,000 respectively. At December 31, 1997, the options granted in 1997 had a remaining option life of 6 years, the options granted in 1996 had a remaining option life of 5 years, and the options granted in 1995 had a remaining option life of 4 years.

26 ==========================================================================

=============================================================================


NOTE M--RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and its subsidiary banks, including their immediate families and companies in which they are principal owners, are loan and deposit customers of the Banks. Total loans to these persons approximate $14,174,000 and $14,127,000 at December 31, 1997 and 1996, respectively. Included in these balances are loans totaling $520,000 and $956,000 at December 31, 1997 and 1996, respectively, which were made to companies controlled by directors of a subsidiary bank and for which management has some concerns as to the ability of such borrowers to comply with the present loan repayment terms. During 1997, $19,365,000 of related party loans were made and $19,319,000 of repayments were made on those loans. Total deposits to these parties approximate $6,902,000 at December 31, 1997.


NOTE N--FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company issues financial instruments with off balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to make loans, credit card arrangements, unused lines of credit and standby letters of credit. The Company's exposure to credit loss is the contractual amount of these instruments, assuming the amounts are fully advanced and collateral or other security is of no value. The following is a summary of commitments as of December 31:

                                          1997                 1996
                                          ----                 ----
    Commitments to make loans        $  6,917,124         $ 4,278,786
    Credit card arrangements            3,222,579           2,851,447
    Unused lines of credit             38,860,693          35,065,707
    Standby letters of credit           1,595,480           1,829,850

Commitments are generally made for periods not to exceed 90 days.
Approximately 18% of commitments at both December 31, 1997 and 1996, were made at fixed rates. Rate ranges for these fixed rate commitments were 5.75% to 18.00% at December 31, 1997 and December 31, 1996.


NOTE O--CONTINGENCIES

From time to time certain claims are made against the Company and its banking subsidiaries in the normal course of business. There were no outstanding claims considered by management to be material at December 31, 1997.

NOTE P--DIVIDEND LIMITATION OF SUBSIDIARIES

The subsidiary banks are restricted in their ability to pay dividends to the Company by regulatory requirements. For 1998, approximately
$10,258,000 of the subsidiaries' retained earnings (in addition to their 1998 net income) is available for transfer in the form of dividends without prior regulatory approval.

========================================================================== 27

=============================================================================


NOTE Q--CAPITAL ADEQUACY

The subsidiary banks of the Company are subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors. The regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

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

At December 31, actual capital levels and minimum required levels were:

                                       TOTAL        TIER 1       TIER 1
                                     RISK-BASED   RISK-BASED    LEVERAGE
                                   CAPITAL RATIO CAPITAL RATIO    RATIO
                                   ------------- -------------  ---------
Firstbank Corporation -- Consolidated  12.37%       11.11%       8.24%
    Bank of Alma                       11.75%       10.49%       7.48%
    Firstbank                          12.24%       10.98%       9.03%
    1st Bank                           11.29%       10.03%       7.41%
    Lakeview                           14.69%       13.43%      10.31%

The following table shows the dollar amounts, in thousands, by which the Company's capital exceeds current regulatory requirements:

                                        TOTAL        TIER 1
                                      RISK-BASED   RISK-BASED      TIER 1
                                        CAPITAL      CAPITAL      LEVERAGE
                                      -----------  -----------    --------
Capital balances at 12/31/97
Firstbank Corporation -- Consolidated  $   48,217  $   43,304    $   43,304
    Bank of Alma                           16,897      15,082        15,082
    Firstbank                               9,378       8,416         8,416
    1st Bank                               11,353      10,082        10,082
    Lakeview                               10,310       9,428         9,428

Adequate regulatory capital level
Firstbank Corporation -- Consolidated  $   31,190  $   15,595    $   21,023
    Bank of Alma                           11,504       5,752         8,070
    Firstbank                               6,132       3,066         3,726
    1st Bank                                8,045       4,023         5,443
    Lakeview                                5,616       2,808         3,657

Excess
Firstbank Corporation -- Consolidated  $   17,027  $   27,709    $   22,281
    Bank of Alma                            5,393       9,330         7,012
    Firstbank                               3,246       5,350         4,690
    1st Bank                                3,309       6,059         4,639
    Lakeview                                4,694       6,620         5,771

28 ==========================================================================

=============================================================================


NOTE R--FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The various methods and assumptions used by the Banks in estimating fair value for their other financial instruments are as follows:

SECURITIES
Fair values for securities are based on published market prices or, if no quotes are available, on credit information about the issuer, and are disclosed in detail in Note D. All securities are carried at market value.

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

The carrying amounts and fair values of the Company's financial instruments were as follows:

                                                     (Dollars in Thousands)
                                          DECEMBER 31, 1997            DECEMBER 31, 1996
                                          -----------------            -----------------
                                        CARRYING        FAIR         CARRYING       FAIR
                                         AMOUNT         VALUE         AMOUNT        VALUE
                                        --------        -----        --------       -----
Financial assets:
Cash and cash equivalents              $   24,116   $    24,116   $    21,228    $    21,228
Securities                                 82,578        82,578        56,572         56,572
Net loans                                 396,694       399,275       308,373        307,853
Accrued interest receivable                 3,459         3,459         2,237          2,237

Financial liabilities:
Deposits                                 (445,666)     (445,723)     (358,669)      (358,300)
Securities sold under agreements to
  repurchase and overnight borrowings     (21,233)      (21,233)       (6,833)        (6,833)
Notes payable                              (7,590)       (7,590)       (2,239)        (2,239)
Accrued interest payable                   (1,308)       (1,308)       (1,056)        (1,056)

========================================================================== 29

=============================================================================

The Banks' loan commitments, standby letters of credit and undisbursed loans have been estimated to have no material fair value as such commitments are generally fulfilled at current market rates.


NOTE S BASIC AND DILUTED EARNINGS PER SHARE

                                                          YEAR ENDED DECEMBER 31
                                                    1997           1996          1995
                                                    ----           ----          ----
Earnings per share
  Net income                                    $  5,557,731  $  4,643,388   $ 3,865,479

  Net income available to common shareholders   $  5,557,731  $  4,643,388   $ 3,865,479
                                                ============  ============   ===========
  Weighted average common shares outstanding       1,884,682     1,705,045     1,691,649
                                                ============  ============   ===========
  Earnings per share                                   $2.95         $2.72         $2.29
                                                       =====         =====         =====
Earnings per share assuming dilution
  Net income available to common shareholders   $  5,557,731  $  4,643,388   $ 3,865,479
                                                ============  ============   ===========

  Weighted average common shares outstanding       1,884,682     1,705,045     1,691,649

  Add dilutive effects of assumed exercises of
    options                                           52,128        24,385        10,133
                                                      ------        ------        ------
  Weighted average common and dilutive
    potential common shares outstanding            1,936,810     1,729,430     1,701,782
                                                ============  ============   ===========
Earnings per share

  Assuming dilution                                    $2.87         $2.68         $2.27
                                                       =====         =====         =====

Nonstatutory stock option grants of 43,921 shares in 1997, 29,106 shares in 1996, and 26,567 shares in 1995 were not considered in computing diluted earnings per share in each respective year because they were anti dilutive in the year of grant.

30 ==========================================================================

=============================================================================


NOTE T--FIRSTBANK CORPORATION (PARENT COMPANY ONLY)
CONDENSED FINANCIAL INFORMATION

BALANCE SHEETS
                                                      DECEMBER 31
                                                      -----------
                                                 1997              1996
                                                 ----              ----
Assets:
    Cash                                      $    599,225    $    422,215
    Investment in subsidiaries                  48,742,296      32,470,492
    Other assets                                 6,932,750       1,192,678
                                              ------------    ------------
                               TOTAL ASSETS   $ 56,274,271    $ 34,085,385
                                              ============    ============
Liabilities and Shareholders' Equity:
    Accounts payable and other liabilities    $  1,742,377    $    997,324
    Shareholders' equity                        54,531,894      33,088,061
                                              ------------    ------------
                     TOTAL LIABILITIES AND
                     SHAREHOLDERS' EQUITY     $ 56,274,271    $ 34,085,385
                                              ============    ============


STATEMENTS OF INCOME

BALANCE SHEETS
                                                            YEAR ENDED DECEMBER 31
                                                            ----------------------
                                                       1997           1996         1995
                                                       ----           ----         ----
Income:
    Dividends from subsidiaries                     $ 1,638,000   $1,335,656  $ 1,655,074
    Other                                                67,223       29,847       14,904
                                                    -----------   ----------  -----------
                                      TOTAL INCOME    1,705,223    1,365,503    1,669,978
Expense:
    ESOP expense                                                                  158,817
    Other                                               497,248      259,428      316,633
                                                    -----------   ----------  -----------
                                     TOTAL EXPENSE      497,248      259,428      475,450
                                                    -----------   ----------  -----------

      Income before federal income tax benefit and
equity in undistributed net income of subsidiaries    1,207,975    1,106,075    1,194,528
Federal income tax benefit                              (83,612)     (65,000)    (152,000)
                                                    -----------   ----------  -----------
             Income before equity in undistributed
                        net income of subsidiaries    1,291,587    1,171,075    1,346,528

Equity in undistributed net income of subsidiaries    4,266,144    3,472,313    2,518,951
                                                    -----------   ----------  -----------
                                        NET INCOME  $ 5,557,731   $4,643,388  $ 3,865,479
                                                    ===========   ==========  ===========

========================================================================== 31

=============================================================================

STATEMENTS OF CASH FLOWS
                                                                       YEAR ENDED DECEMBER 31
                                                                       ----------------------
                                                                 1997           1996         1995
                                                                 ----           ----         ----
OPERATING ACTIVITIES

  Net income                                                 $   5,557,731   $   4,643,388   $  3,865,479
  Adjustments to reconcile net income to net cash provided
    by operating activities:
   Undistributed earnings of subsidiaries                       (4,266,144)     (3,472,313)    (2,518,951)
   Allocation of common stock to ESOP participants                                                158,817
   Amortization of goodwill and other intangibles                  189,685          39,276         41,626
   Decrease (increase) in other assets                            (865,508)       (408,120)       235,902
   Increase in accounts payable and other liabilities            1,068,773         205,842        186,448
                                                             -------------   -------------   ------------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                      1,684,537       1,008,073      1,969,321

INVESTING ACTIVITIES
  Purchase of available for sale securities                                         (8,137)
  Cash invested in subsidiaries                                                                (1,000,000)
                                                             -------------   -------------   ------------
  NET CASH USED BY INVESTING ACTIVITIES                                             (8,137)    (1,000,000)

FINANCING ACTIVITIES
  Cash used for acquisition                                       (680,774)
  Cash dividends and cash paid in lieu of fractional shares
    on stock dividend                                           (1,872,649)     (1,310,543)    (1,022,313)
  Net proceeds from issuance of common stock                     1,045,896         252,800          4,808
                                                             -------------   -------------   ------------
  NET CASH USED BY FINANCING ACTIVITIES                         (1,507,527)     (1,057,743)    (1,017,505)
                                                             -------------   -------------   ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   177,010         (57,807)       (48,184)
Cash and cash equivalents at beginning of year                     422,215         480,022        528,206
                                                             -------------   -------------   ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                     $     599,225   $     422,215   $    480,022
                                                             =============   =============   ============


NOTE U SUBSEQUENT EVENT

On February 20, 1998, the Company's Board of Directors approved a two for one common stock split to be effected by the distribution of one additional share for each share outstanding. The distribution will be made on April 8, 1998, to shareholders of record on March 30, 1998. Financial information contained elsewhere in this annual report has not been adjusted to reflect the impact of the declared stock split.

Earnings per share amounts, after giving retroactive effect to the two for one stock split, are presented below for all of the per share amounts disclosed in the financial statements and the notes to the financial statements.

STATEMENTS OF CASH FLOWS
                                                YEAR ENDED DECEMBER 31
                                                ----------------------
                                            1997           1996         1995
                                            ----           ----         ----
Average common shares outstanding
  Basic                                  $3,769,364    $3,410,090    $3,383,298
  Assuming Dilution                      $3,873,620    $3,458,860    $3,403,564

Net income per common share
  Basic                                     $1.47         $1.36         $1.15
  Diluted                                   $1.43         $1.34         $1.13

Proforma (giving effect for SFAS 123)
  Basic                                     $1.46         $1.36         $1.14
  Diluted                                   $1.42         $1.34         $1.13

32 ==========================================================================

=============================================================================

FIRSTBANK CORPORATION

BOARD OF DIRECTORS                             OFFICERS

William E. Goggin, Chairman              John McCormack
CHAIRMAN, BANK OF ALMA                   PRESIDENT AND CHIEF EXECUTIVE OFFICER
ATTORNEY, GOGGIN & BAKER
                                         Thomas R. Sullivan
Edward B. Grant                          EXECUTIVE VICE PRESIDENT
CHAIRMAN, FIRSTBANK
CHAIRMAN, SCHOOL OF ACCOUNTING, CENTRAL  Mary D. Deci
MICHIGAN UNIVERSITY                      VICE PRESIDENT, SECRETARY,
PRESIDENT, LEARNET, INC. (VIDEO          TREASURER AND CHIEF FINANCIAL OFFICER
PRODUCTION SERVICE)

Charles W. Jennings                      Richard L. Jarvis
ATTORNEY, JENNINGS & ELLIAS, PC          VICE PRESIDENT

John McCormack                           Dale  A. Peters
PRESIDENT AND CHIEF EXECUTIVE OFFICER,   VICE PRESIDENT
FIRSTBANK CORPORATION
PRESIDENT, CHIEF EXECUTIVE OFFICER AND   Richard J. Schurtz
TRUST OFFICER, BANK OF ALMA              VICE PRESIDENT

Phillip G. Peasley
PRESIDENT, PEASLEY'S HARDWARE &          James E. Wheeler, II
FURNITURE, INC. (RETAIL)                 VICE PRESIDENT

David D. Roslund, CPA
ADMINISTRATOR, WILCOX HEALTH CARE CENTER
(LONG-TERM CARE FACILITY) SMALL BUSINESS
INVESTOR AND MANAGER




-----------------------------------------------------------------------------
FIRSTBANK CORPORATION
311 Woodworth Avenue
P. O. Box 1029
Alma, Michigan  48801-6029

(517) 463-3131

========================================================================== 33

=============================================================================

BANK OF ALMA                               HONORARY DIRECTOR
                                           Robert D. Hoxie
BOARD OF DIRECTORS
                                           OFFICERS
William E. Goggin, Chairman                John McCormack
Chairman, Firstbank Corporation            President, Chief Executive Officer
Attorney, Goggin & Baker                   and Trust Officer

Bob M. Baker                               Mary D. Deci
President and CEO, Gratiot Community       Senior Vice President, Controller,
Hospital                                   Cashier and Chief Financial Officer

Peggy Bever                                James E. Wheeler, II
Business Manager                           Senior Vice President and Chief Loan
                                           Officer
Donald Crumbaugh
Agriculture                                Timothy P. Clark
                                           Vice President and Senior Trust
Joe Groteluschen                           Officer
Vice President of Finance, Alma College
                                           Steve Canole
L. Douglas Lippert                         Vice President
President, Lippert Components, Inc.
                                           Gregory Daniels
John McCormack                             Vice President
President and Chief Executive Officer,
Firstbank Corporation President, Chief     Marita Harkness
Executive Officer and Trust Officer,       Vice President
Bank of Alma
                                           Gerald Kench
John P. Morgan                             Vice President
Partner, Morgan-Meijer Communications
                                           Timothy M. Lowe
Phillip G. Peasley                         Vice President
President, Peasley's Hardware & Furniture,
Inc.                                       Victoria Pavlik
                                           Vice President
David D. Roslund, CPA
Administrator, Wilcox Health Care Center   Shannon Vasicek
Small Business Investor and Manager        Vice President

Victor V. Rozas, M.D.                      SUBSIDIARY
Physician                                  Niles Agency, Incorporated
                                           315 Woodworth Ave.
Alan J. Stone                              Alma, MI 48801
President, Alma College                    (517) 463-1725

-----------------------------------------------------------------------------
OFFICE LOCATIONS

ALMA               ASHLEY              MERRILL            ST. LOUIS
7455 N. Alger Rd.  114 S. Sterling St. 125 W. Saginaw St. 135 W. Washington
                                                           Ave.
(517) 463-3134     (517) 847-2394      (517) 643-7253     (517) 681-5758

230 Woodworth Ave. AUBURN               RIVERDALE          VESTABURG
(517) 463-3137     4710 S. Garfield Rd. 6716 N. Lumberjack 8846 Third St.
                    Rd.                                    (517) 268-5445
                   (517) 662-4459       (517) 833-7331

311 Woodworth Ave. ITHACA               ST. CHARLES
(517) 463-3131     219 E. Center. St.   102 Pine St.
                   (517) 875-4107       (517) 865-9918


34 ==========================================================================

=============================================================================

FIRSTBANK

BOARD OF DIRECTORS                        HONORARY DIRECTORS
                                          Elton L. Philo
Edward B. Grant, Chairman                 C.A. Koester
Chairman, School of Accounting, Central
Michigan University
President, LEARNet, Inc.                  OFFICERS
                                          Thomas R. Sullivan
Ralph E. Baumbarth                        President and Chief Executive Officer
Dentist
                                          Richard L. Jarvis
Ralph M. Berry                            Executive Vice President
Owner, Berry Funeral Home
                                          James M. Taylor
Kenneth C. Bovee, CPM                     Senior Vice President
Partner, W.S. Smith Company
                                          Robert L. Wheeler
Glen D. Blystone                          Vice President
Certified Public Accountant
Blystone & Bailey, CPAs PC

Sibyl Ellis
President, Someplace Special, Inc.

Keith A. Gaede
Pharmacist, Punches Pharmacy

Douglas N. LaBelle
Partner, Labelle Management

William M. McClinic, P.C.
Attorney, W.M. McClinic, P.C.

John McCormack
President & CEO, Firstbank Corporation
President & CEO, Bank of Alma

Phillip R. Seybert
President, P.S. Equities, Inc.

Thomas R. Sullivan
President and Chief Executive Officer,
Firstbank Executive Vice President, Firstbank
Corporation

Arlene Yost
Secretary and Treasurer, Jay's Sporting
Goods, Inc.

-----------------------------------------------------------------------------
OFFICE LOCATIONS

MT. PLEASANT               CLARE                 WINN
 102 S. Main St.            806 N. McEwan Ave.    2783 Blanchard Ave.
 (517) 773-2600             (517) 386-7313        (517) 866-2210

 4699 E. Pickard St.       SHEPHERD
 (517) 773-2335             258 W. Wright Ave.
                            (517) 828-6625
 2013 S. Mission St.
 (517) 773-3959

========================================================================== 35

=============================================================================

1ST BANK

BOARD OF DIRECTORS                          OFFICERS

Dale A. Peters, Chairman                    Dale A. Peters
PRESIDENT AND CHIEF EXECUTIVE OFFICER, 1ST PRESIDENT AND CHIEF EXECUTIVE BANK VICE PRESIDENT, FIRSTBANK CORPORATION OFFICER

                                            Daniel Grenier
Bryon Bernard                               SENIOR VICE PRESIDENT
CEO, BERNARD BUILDING CENTER
                                            Larry Schneider
Joe Clark                                   VICE PRESIDENT
OWNER, MORSE CLARK FURNITURE
                                            Danny Gallagher
Timothy Eyth                                VICE PRESIDENT
OWNER, WEST BRANCH VETERINARY SERVICES
                                            Richard Pfahl
David Fultz                                 VICE PRESIDENT
OWNER, FULTZ INSURANCE AGENCY
                                            Michael Ehinger
Robert Griffin                              VICE PRESIDENT
OWNER AND PRESIDENT, GRIFFIN BEVERAGE
COMPANY, NORTHERN BEVERAGE CO., AND WEST
BRANCH TANK & TRAILER                       Marie A. Wilkins
                                            VICE PRESIDENT
Charles W. Jennings
ATTORNEY, JENNINGS & ELLIAS, PC             Rosalind A. Heideman
                                            VICE PRESIDENT
John McCormack
PRESIDENT & CEO, FIRSTBANK CORPORATION      Eileen McGregor
PRESIDENT & CEO, BANK OF ALMA               VICE PRESIDENT

Norman Miller                               John Powell
OWNER, MILLER FARMS, AND MILLER DAIRY       VICE PRESIDENT
EQUIPMENT AND FEED

Jeff Schubert
DENTIST

Milford Scott                               SUBSIDIARY
OWNER, SCOTT'S TRUE VALUE HARDWARE          1st Armored, Incorporated
                                            P.O. Box 9
Robert Smith                                West Branch, MI  48661
OWNER, INDEPENDENT INSURANCE AGENT,         (517) 345-5820
CRECINE INSURANCE AGENCY

-----------------------------------------------------------------------------
OFFICE LOCATIONS

WEST BRANCH         FAIRVIEW         HALE                  ST. HELEN
  502 W. Houghton    1979 Miller      3281 M-65             2040 N. St. Helen
  (517) 345-7900     (517) 848-2243   (517) 728-7566        (517) 389-1311

  601 W. Houghton                    HIGGINS LAKE          ROSE CITY
  (517) 345-7900                      4522 W. Higgins Lake  505 S. Bennett
                                      Roscommon, MI         (517) 685-3909
  2087 S. M-76                        (517) 821-9231
 (517) 345-5050

36 ==========================================================================

=============================================================================

BANK OF LAKEVIEW


BOARD OF DIRECTORS                          OFFICERS

Duane A. Carr, Chairman                     Richard Schurtz
ATTORNEY, CARR & MULLENDORE                 PRESIDENT AND CHIEF
                                            EXECUTIVE OFFICER

John Crawford                               William L. Benear
AGRICULTURE, CRAWFORD FARMS                 EXECUTIVE VICE PRESIDENT

Dean Floria                                 David Miller
OWNER, FLORIA FARM & HOME CENTER            VICE PRESIDENT

Gale Hixson                                 Paul Slagter
OWNER, COUNTRY CORNER SUPERMARKET           VICE PRESIDENT
OWNER, A FLAIR FOR HAIR
OWNER, HARRY CHALMERS, INC.

John McCormack
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
FIRSTBANK CORPORATION PRESIDENT, CHIEF
EXECUTIVE OFFICER, & TRUST OFFICER, BANK
OF ALMA

Gerald Nielsen
OWNER, NIELSEN'S TV & APPLIANCES

Richard Schurtz
PRESIDENT AND CHIEF EXECUTIVE OFFICER, BANK
OF LAKEVIEW VICE PRESIDENT, FIRSTBANK CORPORATION




-----------------------------------------------------------------------------
OFFICE LOCATIONS

LAKEVIEW            CANADIAN LAKES         HOWARD CITY       MORLEY
 506 Lincoln Avenue   10049 Buchanan Road   20020 Howard      101 E 4th Street
 (517) 352-7271      Stanwood, MI            City/Edmore Road (616) 856-7652
                      (616) 972-4200       (616) 937-4383

 9531 N Greenville Road                    REMUS
 (517) 352-8180                             201 W Wheatland Avenue
                                            (517) 967-3602

========================================================================== 37

=============================================================================

BUSINESS OF THE COMPANY

Firstbank Corporation (the "Company") is a bank holding company. As of December 31, 1997, the Company's wholly owned subsidiaries are Bank of Alma, Firstbank, 1st Bank, Bank of Lakeview, Niles Agency,
Incorporated, and 1st Armored, Incorporated.

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

The banks obtain most of their deposits and loans from residents and businesses in Bay, Clare, Gratiot, Iosco, Isabella, Mecosta, Midland, Montcalm, Ogemaw, Oscoda, Roscommon, Saginaw and parts of Clinton
County. Bank of Alma has its main office and one branch in Alma, Michigan, and one branch located in each of the following areas:
Ashley, Auburn, Ithaca, Merrill, Pine River Township (near Alma),
Riverdale, St. Charles, St. Louis, and Vestaburg, Michigan. Firstbank has its main office in Mt. Pleasant, Michigan, and one branch located in each of the following areas: Clare, Mt. Pleasant, Shepherd, Union Township (near Mt. Pleasant), and Winn, Michigan. 1st Bank has its main office in West Branch, Michigan, and one branch located in each of the following areas: Fairview, Hale, Higgins Lake, Rose City, St. Helen, and West Branch Township (near West Branch), Michigan. Bank of Lakeview has its main office and one branch in Lakeview, Michigan, and one branch located in each of the following areas: Canadian Lakes, Howard City, Morley, and Remus. The banks have no material foreign assets or income.

The principal sources of revenues for the Company and its subsidiaries are interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for approximately 80% of total revenues in 1997, 80% in 1996, and 79% in 1995. Interest on investment securities accounted for approximately 11% of total revenues in 1997, 10% in 1996, and 12% in 1995. No other single source of revenue accounted for 10% of the Company's total revenues in any of the last 3 years.

As of December 31, 1997, the Company and its subsidiaries employed 295 people on a full-time equivalent basis.

CORPORATE INFORMATION
ANNUAL MEETING                           STOCK INFORMATION
The annual meeting of shareholders will  Firstbank Corporation shares
be held on Monday, April 27, 1998,       are listed Over the
5:00 p.m., at the                        Counter Bulletin Board under
Comfort Inn, Alma, Michigan.             the symbol FBMI.

                                         Dean Witter Reynolds, Inc.
INDEPENDENT AUDITORS                     Ted Vogt
Crowe Chizek and Company LLP             1-800-788-9640
Grand Rapids, Michigan
                                         First of Michigan
GENERAL COUNSEL                          Mike Young
Warner Norcross & Judd LLP               1-800-521-1197
Grand Rapids, Michigan
                                         McDonald & Company
TRANSFER AGENT                           Jack Korff or Chris Turner
Bank of Alma Shareholder Services        1-800-548-6011
  Department
(517) 463-3131 extension 236
                                         Robert W. Baird & Company
                                         Bill L. Ockerlund
                                         1-888-202-5048

                                         Roney & Company
                                         Nikki Gregg
                                         1-800-572-0786

                                         Stifel, Nicolaus & Company, Inc.
                                         Pete VanDer Schaaf
                                         1-800-676-0477

38 ==========================================================================