Form 10-K405, Exhibit 13
period 1998-12-31
FIRSTBANK CORP
filed 1999-03-29
CIK 778972

                                EXHIBIT 13



                                                      FIRSTBANK CORPORATION














                                   1998
                               Annual Report






This 1998 Annual Report contains audited financial statements and a detailed financial review. This is Firstbank Corporation's 1998 annual report to shareholders. Although attached to our proxy statement, this report is not part of our proxy statement, is not deemed to be soliciting material, and is not deemed to be filed with the Securities and Exchange Commission (the "SEC") except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

The 1998 Report to Shareholders accompanies this proxy statement. That report presents information concerning the business and financial results of Firstbank Corporation in a format and level of detail that we believe shareholders will find useful and informative. Shareholders who would like to receive even more detailed information than that contained in this 1998 Annual Report are invited to request our Annual Report on Form 10-K.

FIRSTBANK CORPORATION'S FORM 10-K ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION WILL BE PROVIDED TO ANY SHAREHOLDER WITHOUT CHARGE UPON WRITTEN REQUEST. REQUESTS SHOULD BE ADDRESSED TO MARY D. DECI, CHIEF FINANCIAL OFFICER, FIRSTBANK CORPORATION, 311 WOODWORTH AVENUE, P.O. BOX 1029, ALMA, MICHIGAN 48801-6029.

===========================================================================

PRESIDENT'S MESSAGE


COMMITMENT TO OUR SHAREHOLDERS:

By nearly every measurement, our commitment to our shareholders, customers, employees, and the communities we serve resulted in 1998 being another very successful year. The highlights of 1998 were record earnings, the highest level of total assets, excellent asset quality, and strong market performance by Firstbank Corporation stock.

Net income increased 31% to $7,303,000 when compared to $5,558,000 in 1997. Our net income has increased an average of 24% per year over the past six years. Another historical high was reached when total assets exceeded $600 million and ended the year at $603 million, a 12% increase over 1997.

We are pleased with the quality of our earning assets, and were able to decrease our provision for loan losses once again this year. Total loans increased 9% to $441 million as a result of the strong economies in the markets we serve. The allowance for loan losses increased 12% to $9 million to accommodate the loan growth. The allowance now equals 2.05% of total loans and 604% of non-performing loans. Non-performing loans were only $1.5 million, a decrease from $2.6 million at the end of 1997.

Basic earnings per share were $1.62 for 1998, a 16% increase over $1.40 in 1997. These financial results assisted the market performance of Firstbank Corporation stock. Market price increased 30% from a closing bid in 1997 of $22.38 to $29.00 at the end of 1998. Per share data has been adjusted for a 5% stock dividend and a two for one stock split issued in 1998.

The financial results are highlighted throughout this report to shareholders, and we encourage your review of the information.
Shareholders should also know of several new initiatives in 1998 and 1999 that we believe will have a positive impact on the future of Firstbank Corporation.

The Board of Directors has approved a 16% increase in quarterly cash dividends for the first quarter of 1999 by increasing the quarterly dividend to $0.16 per share from $0.138 per share in 1998. This is the sixth consecutive year the cash dividend has been raised. It has increased an average of 18% during that period. Cash dividends have also increased as a result of 5% stock dividends in each of those years.

The Board of Directors has also approved a stock repurchase plan of up to 200,000 shares of the Corporation's stock during 1999. The Board approved the plan based on its belief that the repurchase of shares is a prudent investment of shareholder capital. Shares will be repurchased from time to time in the open market or in privately negotiated transactions.



========================================================================  1

===========================================================================

An issue we have been hearing a lot about lately is commonly referred to as the "millennium bug." Our staff has diligently examined our mission critical systems to determine our ability to perform business as usual in January 2000. By mid-year we are confident we will be able to announce that all of our systems will be year 2000 compliant. We have a public relations plan ready to communicate to our customers that their insured deposits are safe and will be readily accessible.

Firstbank Corporation now has a presence on the world wide web that provides information about our company and its subsidiary bank services. Check us out at WWW.FIRSTBANK-ALMA.COM. You are encouraged to access the web-site to review the latest press releases, our latest stock price and trading activity, and other pertinent information. Shareholders may also reach our Shareholder Services Department via a toll free number: 1-888-637-0590. This "hotline" was established STRICTLY for shareholders to receive stock information. Feel free to contact us with your questions about cash and stock dividends, dividend reinvestment plan, supplemental share purchase plan, stock repurchase plan, or any other Firstbank Corporation shareholder matters.

A telephone banking center was opened in 1998 to serve customers from all subsidiary banks. The center has an automated voice response unit that allows customers access to account information, balance transfers, and the amounts of recent deposits and checks, 24 hours every day of the year, simply by following the voice commands given. Customer service agents are also available from 8:00 a.m. to 5:00 p.m., Monday through Friday. We expect to begin selling products and services through the center in the very near future.

Brokerage services are also available to customers in most of the communities we serve. This business has exceeded our forecasts and offers our customers alternative investment opportunities. It has also allowed our subsidiary banks to maintain current customer relationships rather than lose customers to other financial service providers.

A new 14,800 square foot operations center was opened in December 1998.
The center accommodates accounting, audit, data processing, proof, call center, and other services for all subsidiaries. The center was previously located at Bank of Alma's main office in 6,500 square feet. The new expanded facility will accommodate future growth and has improved productivity.

1st Bank, West Branch, directors, employees, and customers were saddened by the untimely death in January 1999 of a long-standing member of their Board, Milford Scott. Mr. Scott was a great asset to the bank and his guidance and counsel will be deeply missed.

Firstbank Corporation has achieved many of our strategic goals over the past 12 years which would not have been possible without dedicated and competent personnel at all levels. Our successes have been achieved because of our operating philosophy of placing decision makers in the communities they serve and working toward a common goal to be the best. Nearly all of our full-time employees are shareholders and they stay focused on shareholder values.

We appreciate the support of our shareholders whose commitment to Firstbank Corporation is vital to our success. We always welcome your comments and suggestions.

Respectfully submitted,

/s/ John McCormack

John McCormack
President & Chief Executive Officer


2  ========================================================================

===========================================================================

                           FINANCIAL HIGHLIGHTS
                           FIRSTBANK CORPORATION
FOR THE YEAR:                                   1998           1997          1996           1995            1994
                                                ----           ----          ----           ----            ----
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
 Interest income                                $44,484       $37,864       $31,016        $27,394        $20,496
 Net interest income                             25,131        21,334        17,735         15,593         12,941
 Provision for loan losses                        1,177         1,398         1,838          1,085          1,000
 Noninterest income                               5,868         3,697         3,297          2,471          2,547
 Noninterest expense                             19,402        15,825        12,790         11,813         10,328
 Net income                                       7,303         5,558         4,643          3,865          3,221

AT YEAR END:
 Total assets                                   603,014       536,322       404,571        352,943        309,722
 Total earning assets                           555,254       486,949       372,777        327,232        286,956
 Loans                                          441,028       404,808       314,620        264,847        223,391
 Deposits                                       494,053       445,666       358,669        307,007        266,894
 Shareholders' equity                            59,775        54,532        33,088         29,853         25,596

AVERAGE BALANCES:
 Total assets                                   560,938       460,439       372,829        330,079        268,399
 Total earning assets                           516,455       427,640       350,500        308,797        250,984
 Loans                                          414,322       353,061       290,181        243,806        191,682
 Deposits                                       467,615       395,883       324,135        288,692        234,546
 Shareholders' equity                            56,253        41,240        30,640         27,569         24,787

PER SHARE:<F1>
 Basic earnings                                    1.62          1.40          1.30           1.09           0.91
 Diluted earnings                                  1.56          1.37          1.28           1.08           0.91
 Cash dividends                                    0.55          0.45          0.36           0.29           0.23
 Shareholders' equity                             13.20         12.10          9.22           8.36           7.24

FINANCIAL RATIOS:
 Return on average assets                         1.30%         1.21%         1.25%          1.17%          1.20%
 Return on average equity                        12.98%        13.48%        15.15%         14.02%         12.99%
 Average equity to average assets                10.03%         8.96%         8.22%          8.35%          9.24%
 Dividend payout ratio                           34.16%        33.51%        27.94%         26.23%         26.09%

        BANK OF LAKEVIEW RESULTS ARE INCLUDED FROM AUGUST 8, 1997,
                         THE DATE OF ACQUISITION.
<F1>All per share amounts adjusted for stock dividends and stock split

========================================================================   3

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


RESULTS OF OPERATIONS

HIGHLIGHTS

Record earnings for 1998 once again headline the Company's performance.
net income of $7,303,000 for 1998 exceeded 1997 results of $5,558,000 by 31%. The Company has set record earnings levels for the last seven consecutive years. Net income has increased an average of 21% annually for the past five years. Contributing to these strong results were an exceptionally active mortgage market and the inclusion of the results of the Company's 1997 acquisition of Bank of Lakeview for the entire year. It is important to note that the robust performance in 1998 was the consequence of strength in the core banking sectors as opposed to the effect of unusual or nonrecurring factors.

Standard performance indicators help management evaluate the Company's performance. The Company's return on average assets was 1.30%, 1.21%, and 1.25% for 1998, 1997, and 1996 respectively. Total average assets increased $101 million in 1998, $88 million in 1997, and $43 million in 1996. Return on average equity was 12.98% in 1998, 13.48% in 1997, and 15.15% in 1996. Average equity increased $15 million in 1998. The equity of the affiliate acquired in August 1997 was included for the entire year, representing about half of this increase. Basic earnings per share were $1.62, $1.40, and $1.30 for 1998, 1997, and 1996. Diluted earnings per share were $1.56, $1.37, and $1.28 for the same periods.

NET INTEREST INCOME

Strong net interest income is the heart of the Company's earnings. Successful management of interest income and expense has produced an increase in net interest income of $3.8 million or 18% in 1998 when compared to the previous year. The Company's net interest margin of 5.06% has declined from 5.16% in 1997 and 5.26% in 1996, but remains above peer performance. In both 1998 and 1997 the Company's loan to deposit ratio, using average balances, was 87%, compared to 88% in 1996. Ending loans grew $36 million during 1998. This entire growth was generated from the markets served by the Company.

A critical task of management is to price assets and liabilities so that the spread between the interest earned on assets and the interest paid on liabilities is maximized without unacceptable risks. While interest rates on earning assets and interest bearing liabilities are subject to market forces, in general the Company can exert more control over deposit costs than earning asset rates. Loan products carry either fixed rates of interest or rates tied to market indices determined independently. The Company sets its own rates on deposits, providing management with some flexibility in determining the timing and proportion of rate changes for the cost of its deposits.



4  ========================================================================

===========================================================================

SUMMARY OF CONSOLIDATED NET INTEREST INCOME
                                              YEAR ENDED                     YEAR ENDED                      YEAR ENDED
                                          DECEMBER 31, 1998               DECEMBER 31, 1997               DECEMBER 31, 1996
                                          -----------------               -----------------               -----------------

                                    Average              Average    Average               Average    Average             Average
(Dollars in thousands)              Balance     Interest   Rate     Balance     Interest    Rate     Balance    Interest   Rate
Average Assets
 Interest earning assets:
   Taxable securities               $ 55,861    $ 3,431    6.15%    $ 40,255    $ 2,546     5.90%    $ 30,687   $ 1,922    6.27%
   Tax exempt securities <F1>         33,455      2,589    7.74       29,123      2,352     8.07       26,570     2,136    8.04
                                    --------    -------    ----     --------    -------     ----     --------   -------    ----
     Total securities                 89,316      6,020    6.74       69,378      4,898     7.05       57,257     4,058    7.09

   Loans <F1><F2>                    412,884     38,768    9.39      352,539     33,412     9.46      290,006    27,472    9.47
   Federal funds sold                 13,446        728    5.41        5,414        289     5.37        3,032       161    5.31
   Interest bearing deposits             809         42    5.20          309         22     7.17          205        14    6.86
                                    --------    -------    ----     --------    -------     ----     --------   -------    ----
     Total earning assets            516,455     45,558    8.82      427,640     38,621     9.02      350,500    31,705    9.04

 Nonaccrual loans                      1,432                             519                              141
 Less allowance for loan loss         (8,543)                         (7,142)                          (5,436)
 Cash and due from banks              19,173                          16,413                           13,744
 Other non earning assets             32,421                          23,009                           13,880
                                    --------                        --------                         --------
     Total assets                   $560,938                        $460,439                         $372,829
                                    ========                        ========                         ========

Average Liabilities
 Interest bearing liabilities:
   Demand                           $126,030     $4,440    3.52%    $ 95,572   $ 3,393      3.55%    $ 71,710   $ 2,476    3.45%
   Savings                            67,085      1,734    2.58       61,286     1,664      2.71       58,282     1,643    2.82
   Time                              211,243     11,718    5.55      188,378    10,571      5.61      151,622     8,463    5.58
   Federal funds purchased and
     repurchase agreements            17,601        757    4.30       13,468       624      4.62       13,279       650    4.90
   Notes payable                      11,464        704    6.14        4,480       278      6.08          866        49    5.70
                                    --------    -------    ----     --------    -------     ----     --------   -------    ----
     Total interest bearing
       liabilities                   433,423     19,353    4.47      363,184    16,530      4.49      295,759    13,281    4.47

 Demand deposits                      63,257                          50,647                           42,521
                                    --------                        --------                         --------
     Total funds                     496,680                         413,831                          338,280


 Other non interest bearing
   liabilities                         8,000                           5,368                            3,909
                                    --------                        --------                         --------
     Total liabilities               504,680                         419,199                          342,189

 Average shareholders' equity         56,258                          41,240                           30,640
                                    --------                        --------                         --------
      Total  liabilities and
      shareholders' equity          $560,938                        $460,439                         $372,829
                                    ========                        ========                         ========

 Net interest income <F1>                       $26,205                        $22,091                          $18,424
                                                =======                        =======                          =======

 Rate spread <F1>                                          4.35%                            4.53%                          4.57%
                                                           =====                            =====                          =====

 Net interest margin (percent of
   average earning assets)  <F1>                           5.06%                            5.16%                          5.26%
                                                           =====                            =====                          =====

<F1> Presented on a fully taxable equivalent basis using a federal income tax rate of 34%.
<F2> Interest income includes loan fees of $1,726,000, $1,387,300, and $1,327,000 respectively.
     Interest on nonaccrual loans is not included.





========================================================================  5

===========================================================================

The table on the preceding page presents a summary of net interest income for 1998, 1997, and 1996. In 1998, the average rate realized on earning assets was 8.82%, a decrease of 20 basis points from the 1997 results of 9.02%. The earnings rate for 1996 was 9.04%. In early 1996, the prime rate underwent a decrease of 25 basis points, while in the first quarter of 1997 the prime increased 25 basis points and remained steady throughout the remainder of the year. After two years of relative stability in the prime rate, 1998 experienced three decreases in this indicator. Reductions of 25 basis points each three times during the fourth quarter led the prime rate from 8.50% at the beginning of the year to 7.75% at year end 1998. With 22% of the Company's average loans in variable rate products, the decrease in prime had an immediate effect on return of those assets. The lower rate environment also affected the yield on investment securities. As higher yielding securities matured, the Company replaced them with lower yielding issues. The average rate earned on securities in 1998 was 6.74% compared to 7.05% in 1997 and 7.09% in 1996.

The average rate paid on interest bearing liabilities was 4.47% in 1998, 4.49% in 1997, and 4.47% in 1996. All deposit and deposit equivalent product yields have shown substantial decreases over the past year. A portion of 1998's loan growth has been funded with increased borrowings from the Federal Home Loan Bank. While an economical source of funding, the cost of these dollars is higher than that of deposits, and has had the effect of maintaining the rate paid on interest bearing liabilities near the 1997 levels. In the past twelve months average deposit and deposit equivalent balances have increased $72 million, and notes payable have grown over $7 million.

In 1998, the rate spread decreased 18 basis points from 4.53% in 1997 to 4.35% in 1998. Tax equivalent net interest income increased $4 million in 1998 when compared to 1997 as total average earning assets grew $89 million. Net interest margin of 5.06% for 1998 was 10 basis points less than the 1997 results of 5.16%. Decreases in both net interest margin and rate spread are the result of average earning rates on assets decreasing 20 basis points while the average cost of interest bearing liabilities dropping only two basis points. Average earning assets represent 92% of total assets in 1998 compared to 93% in 1997.

PROVISION FOR LOAN LOSSES

The provision for loan losses was $1.2 million in 1998, compared to $1.4 million in 1997 and $1.8 million in 1996. The decreases in the provision for loan losses in 1997 and 1998 were the result of management's confidence in the quality of the loan portfolio. At December 31, 1998, the allowance for losses as a percent of total loans was 2.05% compared to 2.00% at December 31, 1997, and 1.99% at December 31, 1996. Net charge off loans were $243,000 in 1998 compared to $857,000 in 1997 and $467,000 in 1996.
During 1998, nearly $500,000 of recoveries were realized contributing to the year's auspicious result. Recoveries of this magnitude are not usual for the Company. Net charge offs as a percent of average loans were .06% in 1998 compared to .24% and .16% in 1997 and 1996. Total nonperforming assets were .46% of total loans at December 31, 1998 compared to .81% and
 .34% at the two previous year ends. Nonperforming assets were unusually high at December 31, 1997, due in part to the August 1997 acquisition. Management has worked the nonperforming credits diligently to bring them more in line with pre-acquisition results. Management continues to maintain the allowance for loan losses at a level considered appropriate to absorb losses in the portfolio. The allowance balance is established after considering past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, delinquencies and other relevant factors.

NONINTEREST INCOME

Noninterest income saw a surge in 1998, growing 59% or $2,200,000 to $5,900,000 compared to $3,700,000 in 1997 and $3,300,000 in 1996. Leading
the increase is the gain on sale of mortgage loans. With mortgage rates at their recent lows, mortgage activity has been booming at all of the affiliate banks. The gains on sale of mortgage loans increased $1,300,000 when compared to 1997, a 176% increase. Offsetting this gain is a reduction of mortgage servicing income of $262,000 or 106%. Mortgage servicing income actually posted a loss in 1998 of $15,000 compared to 1997 income of $248,000. The reduction is the result of a recapture of the mortgage servicing assets created by active refinancing activity.

Service charges on deposit accounts grew $272,000 or 22% to a 1998 level of $1,499,000 compared to $1,228,000 in 1997. Of the total increase, 94% or $256,000 is the result of including the results of the affiliate acquired in August 1997 for the entire year.

Other noninterest income increased $733,000 or 60% in 1998 when compared to 1997. Approximately half of this increase may be explained by the inclusion of the affiliate acquired in 1997 for the entire 1998 year. Brokerage income for 1998 exceeded the 1997 results by over $100,000. In addition, an experience payment to the affiliate banks for credit life insurance totaled nearly $80,000 more than 1997.


6  ========================================================================

===========================================================================

NONINTEREST EXPENSE

During 1998, salary and employee benefits increased 22%, or $1,736,000, to $9,768,000 compared to $8,033,000 in 1997. Several factors help explain this change. Roughly one-third of this increase is the result of normal increments and merit raises. Another $815,000 or nearly 50% of the growth can be attributed to the difference in running the 1997 acquisition for a full year instead of five months. Leased employees and upgrades of jobs account for the remainder of the increase.

Occupancy and equipment costs rose $842,000 or 40% during 1998 to a total of $2,971,000 compared to $2,129,000 in 1997. Over half of this increase was generated from recognizing the full year expenses of the August 1997 acquisition. Additional depreciation expense of nearly $140,000 was recognized as the mainframe computer and the phone system were upgraded during 1998. The additional depreciation expense allowed the Company to write off the remaining value of replaced assets.

Amortization of intangibles actually decreased $71,000 or 9% in 1998 to $756,000 compared to $827,000 in 1997. In early 1997, the Company adjusted the value of two assets to their fair values. No such adjustments were recognized during 1998.

Other noninterest expense rose to $5,446,000, a 23% increase of $1,013,000 compared to the 1997 result of $4,434,000. The majority of this increase, $788,000 or 78% of the growth is from operating the new affiliate the full 12 months in 1998 as opposed to the five months included in the 1997 results.

FEDERAL INCOME TAX

The Company's effective tax rates were 30%, 29%, and 27% for 1998, 1997, and 1996. The principal difference between the effective tax rates and the statutory tax rate of 34% is the Company's investment in securities and loans which provide income exempt from federal income tax.


FINANCIAL CONDITION

Total assets at December 31, 1998, were $603 million, exceeding the December 31, 1997, footings of $536 million by $67 million or 12%. With no acquisitions in 1998, all of this growth was generated from markets existing at December 1997. Loans grew $36 million or 9% during 1998 with commercial loans leading the advance by $34 million. Consumer loans showed a decrease of $3 million or 4% during the same period.

The following table provides information on the changes in loan balances during 1998:

                                                      (Dollars in Thousands)
                                             1998           1997          CHANGE        % CHANGE
                                             ----           ----          ------        --------
       Commercial                           $192,212      $158,219       $33,993        21.48 %
       Real Estate Mortgages                 177,009       171,848         5,161         3.00 %
       Consumer                               71,807        74,741        (2,934)       (3.93)%
                                            --------      --------       -------        -----
         Total                              $441,028      $404,808       $36,220         8.95 %

       Mortgages serviced for others        $215,308      $167,295       $48,013        28.70 %

Premises and equipment increased $641,000 after depreciation expense of $1,481,000. A new mainframe computer and a new operations center represent much of this change.

Core deposits categories all experienced a rise in their year end totals, ending the year $52,974,000 above the 1997 year end results. Time deposit accounts shrunk $4,587,000, for a net growth in deposits of $48,387,000. Securities sold under agreement to repurchase and overnight borrowings rose $5,344,000 since December 31, 1997. The net change of almost $54 million was used to fund growth in investment securities and loans.

Notes payable grew $6.7 million during 1998. The proceeds from the increase in notes payable were used to support loan and investment security increases. For a more complete discussion on borrowings, please refer to Note J to the consolidated financial statements.



========================================================================  7

===========================================================================

ASSET QUALITY

Management continues to follow a conservative course in the recognition of problem loans. In most cases, when a loan reaches 90 days past due, all income earned but not collected is deducted from current income. Loans are carried at an amount which management believes will be collected. A balance considered not collectible is charged against (reduction to) the allowance for loan losses. In 1998, net charged off loans were $243,000 compared to $857,000 in 1997. Net charged off loans as a percentage of average loans were .06% and .24% in 1998 and 1997.

Nonperforming loans are defined as nonaccrual loans, loans 90 days or more past due, and any loans where the terms have been renegotiated. Total nonperforming loans were $1,497,000 and $2,610,000 at December 31, 1998 and 1997. The investment in impaired loans was $1,606,000 at December 31, 1998, compared to $933,000 at the same time in 1997. Please refer to Note F to the consolidated financial statements for more information on impaired loans. Total nonaccrual loans were $790,000 at December 31, 1998, compared to $1,274,000 at the end of 1997.

The allowance for loan losses increased $934,000 or 12% during 1998. The allowance for loan losses represents 2.05% of outstanding loans at the end of 1998 as compared to 2.00% at December 31, 1997. Management maintains the allowance at a level which they believe adequately provides for losses inherent in the loan portfolio. Such losses are estimated by a variety of factors, including specific examination of certain borrowing relationships and consideration of historical losses incurred on certain types of credits. Management focuses on early identification of problem credits through ongoing review by management, loan personnel and an outside loan review specialist.


LIQUIDITY AND INTEREST RATE SENSITIVITY

Asset liability management aids the Company in achieving reasonable and predictable earnings and liquidity while maintaining a balance between interest earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of the Company's customers. These customers may be either borrowers needing to meet their credit needs or depositors wanting to withdraw funds.
Management of interest rate sensitivity attempts to avoid widely varying net interest margins and to achieve consistent net interest income through periods of changing interest rates. The net interest margin was 5.06% in 1998 compared to 5.16% in 1997. Loan yields were 9.34% in 1998 compared to 9.46% in 1997. Deposit costs decreased 12 basis points from 3.95% in 1997 to 3.83% in 1998.

A decrease in deposit rates affects most rates currently paid and, therefore, has an immediate positive impact on net interest margin. With the exception of variable rate loans, a decrease in loan rates does not affect the yield until a new loan is made. The prime rate was stable until the fourth quarter of 1998 when it experienced three 25 basis point decreases. Competition for both loans and deposits has caused margins to shrink in 1998.

The principal sources of liquidity for the Company are maturing securities, federal funds sold, loan payments by borrowers, investment securities, loans held for sale and deposit or deposit equivalent growth. Securities maturing within one year at December 31, 1998, are $20 million compared to $18 million at December 31, 1997.



8  ========================================================================

===========================================================================

The following table shows the interest sensitivity gaps for five different intervals as of December 31, 1998:

                                                         MATURITY OR REPRICING FREQUENCY
                                                         -------------------------------
                                                                (Dollars in millions)
                                                        2 days         4 mos.         13 mos.
                                                        through        through        through
                                          1 day         3 mos.         12 mos.        5 yrs.        5+ yrs.
     Interest earning assets:
     Loans                                $88.6          $45.6          $67.6          $204.3        $34.9
     Investment securities                  0.2            8.7           11.4            39.6         41.8
     Other earning assets                  10.9            2.4            0.0             0.0          0.0
                                        -------        -------        -------          ------        -----
         Total                             99.7           56.7           79.0           243.9         76.7

     Interest bearing liabilities:
     Deposits                             216.2           79.5           83.1            46.2          0.2
     Other bearing liabilities              7.9            2.0            4.7            11.2         15.1
                                        -------        -------        -------          ------        -----
         Total                            224.1           81.5           87.8            57.4         15.3
                                        -------        -------        -------          ------        -----

     Interest sensitivity gap           $(124.4)        $(24.8)        $ (8.8)         $186.5        $61.4
                                        =======        =======        =======          ======        =====

     Cumulative gap                     $(124.4)       $(149.2)       $(158.0)          $28.5        $89.9
                                        =======        =======        =======          ======        =====

For the one day interval, maturities of interest bearing liabilities exceed those of interest earning assets by $124 million. Included in the one day maturity classification are $216 million of savings and checking accounts which are contractually available to the Company's customers immediately, but in fact function as core deposits with considerably longer maturities. The pattern of interest sensitive liability maturities exceeding interest sensitive assets continues through the one year time frame resulting in a cumulative excess of $158 million through one year. For the time periods more than one year, the trend reverses so that for the period one to five years, interest sensitive assets exceed interest sensitive liabilities by $29 million. Interest sensitive assets exceed interest sensitive liabilities by $90 million for the time period exceeding five years.

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


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Firstbank faces market risk to the extent that both earnings and the fair values of its financial instruments are affected by changes in interest rates. The Corporation manages this risk with static GAP analysis and simulation modeling. Throughout 1998, the results of these measurement techniques were within the Corporation's policy guidelines. The Corporation does not believe that there has been a material change in the nature of the Corporation's primary market risk exposures, including the categories of market risk to which the Corporation is exposed and the particular markets that present the primary risk of loss to the Corporation, or in how those exposures are managed in 1998 as compared to 1997. As of the date of this annual report, the Corporation does not know of or expect there to be any material change in the general nature of its primary market risk exposure in the near term.

The Corporation's market risk exposure is mainly comprised of its vulnerability to interest rate risk. Prevailing interest rates and interest rate relationships in the future will be primarily determined by market factors which are outside of the Corporation's control. All information provided in this section consists of forward looking statements. Reference is made to the section captioned "Forward Looking Statements" in this annual report for a discussion of the limitations on the Corporation's responsibility for such statements.



========================================================================  9

===========================================================================

The following tables provide information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 1998 and 1997. They show expected cash flows from market sensitive instruments for each of the next five years and thereafter. The expected maturity date values for loans and investment securities were calculated without adjusting the instruments' contractual maturity dates for expected prepayments. Maturity date values for interest bearing core deposits were not based on estimates of the period over which the deposits would be outstanding, but rather the opportunity for repricing. The Company believes that repricing dates, as opposed to expected maturity dates may be more relevant in analyzing the value of such instruments and are reported as such in the following tables. Fair value is computed as the present value of expected cash flows at rates in effect at the date indicated.

                                                                    REPRICING DATE
                                         ---------------------------------------------------------------
DECEMBER 31, 1998                                                (DOLLARS IN THOUSANDS)                                FAIR VALUE
                                         1999        2000       2001       2002      2003     THEREAFTER     TOTAL      12/31/98
                                         ----        ----       ----       ----      ----     ----------     -----      --------
Rate sensitive assets:

 Fixed interest rate loans            $ 84,243     $61,918    $67,912    $41,793    $50,546     $48,097     $354,509    $360,114

   Average interest rate                 8.12%       8.89%      8.59%      8.55%      8.34%       8.56%

 Variable interest rate loans         $ 40,012     $ 8,634    $11,970    $ 9,427    $ 9,070     $ 7,406     $ 86,519    $ 87,897

   Average interest rate                 8.46%       8.86%      8.57%      8.79%      8.81%      12.72%

 Fixed interest rate securities       $ 20,628     $14,982    $16,625    $ 6,057    $ 4,263     $38,793     $101,348    $101,348

   Average interest rate                 5.85%       6.04%      5.92%      5.96%      5.92%       6.08%

 Variable interest rate securities                                                              $   363     $    363    $    363

   Average interest rate                                                                          7.47%

 Other interest bearing assets        $ 13,288                                                              $ 13,288    $ 13,288

   Average interest rate                 4.63%





Rate sensitive liabilities:

 Savings & interest bearing checking  $216,256                                                              $216,256    $216,256

   Average interest rate                 3.09%

 Time deposits                        $156,214     $29,031    $10,100    $ 7,535    $ 5,837     $   192     $208,909    $209,540

   Average interest rate                 5.18%       5.43%      5.69%      5.74%      5.48%       4.17%

 Fixed interest rate borrowings       $  7,900                                                  $ 1,566     $  9,466    $  9,546

   Average interest rate                 5.75%                                                    6.80%

 Variable interest rate borrowings    $ 12,750                                                              $ 12,750    $ 13,403

   Average interest rate                 5.41%

 Repurchase Agreements                $ 18,678                                                              $ 18,678    $ 19,096

   Average interest rate                 3.88%

                                                                    REPRICING DATE
                                         ---------------------------------------------------------------
DECEMBER 31, 1998                                                (DOLLARS IN THOUSANDS)                                FAIR VALUE
                                         1998        1999       2000       2001      2002     THEREAFTER     TOTAL      12/31/97
                                         ----        ----       ----       ----      ----     ----------     -----      --------
Rate sensitive assets:

 Fixed interest rate loans             $76,988     $59,871    $61,688    $42,877    $41,793     $26,763     $309,980    $311,930

   Average interest rate                 8.93%       8.98%      9.02%      8.90%      8.89%       9.44%

 Variable interest rate loans          $37,446     $10,745    $10,451    $15,138    $12,331     $ 8,717     $ 94,828    $ 95,459

   Average interest rate                 9.50%       9.21%      9.72%      9.42%      9.66%       9.59%

 Fixed interest rate securities        $18,515     $12,367    $15,441    $ 9,204    $ 6,223     $20,265     $ 82,015    $ 82,015

   Average interest rate                 5.76%       6.12%      6.14%      6.14%      6.26%       5.81%

 Variable interest rate securities                                                              $   563     $    563    $    563

   Average interest rate                                                                          7.63%


 Other interest bearing assets         $   836                                                              $    836    $    836

   Average interest rate                 5.25%



10 ========================================================================

===========================================================================

Rate sensitive liabilities:

 Savings & interest bearing checking  $174,218                                                              $174,218    $174,218

   Average interest rate                 3.19%

 Time deposits                        $153,395     $35,352    $11,958    $ 7,134    $ 4,356     $ 1,300     $213,495    $213,083

   Average interest rate                 5.49%       5.80%      6.06%      5.97%      6.07%       6.22%

 Fixed interest rate borrowings       $  8,300                                                  $ 1,590     $  9,890    $  9,890

   Average interest rate                 6.63%                                                    6.86%

 Variable interest rate borrowings    $  6,000                                                              $  6,000    $  6,000

   Average interest rate                 5.80%

 Repurchase Agreements                $ 12,933                                                              $ 12,933    $ 12,933

   Average interest rate                 4.23%

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

As of December 31, 1998, the Company's total capital to risk weighted assets exceeded the minimum requirement for capital adequacy purposes of 8% by 4.47% or $19.6 million, Tier 1 capital to risk weighted assets exceeded the minimum of 4% by 7.21% or $31.5 million, and Tier 1 capital to average assets exceeded the minimum of 4% by 4.33% or $25.5 million. For a more complete discussion of capital requirements, please refer to Note Q to the consolidated financial statements.

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

A certain level of capital growth is desirable to maintain a good ratio of equity to total assets. The compound annual growth rate for total average assets for the past five years was 17.8%. The compound annual growth rate for average equity over the same period was 25.2%. The compound annual growth rate for equity includes the $5.5 million stock issuance in 1993, and $16 million for shares issued for the acquisition of 1997.

Management has determined one way of maintaining capital adequacy is to maintain a reasonable rate of internal capital growth. The percentage return on average equity times the percentage of earnings retained after dividends equals the internal growth percentage. The following table illustrates this relationship:

                                                           1998         1997        1996
                                                           ----         ----        ----
           Return on Equity                               12.98%       13.48%      15.15%
               MULTIPLIED BY
           Percentage of Earnings Retained                65.84%       66.49%      72.06%
               EQUALS
           Internal Capital Growth                         8.55%        8.96%      10.92%

The rate of internal capital growth demonstrates the effective deployment of the addition to capital from the 1993 stock offering. The decrease in internal capital growth in 1997 and 1998 is the consequence of two factors. The first is the increase in capital emerging from the 1997 acquisition.
In addition, the Company paid out a larger proportion of its earnings in 1998 and 1997 than in 1996. To maintain sufficient capital, management has determined that the rate of internal capital growth should average at least

5%. To achieve the goal of acceptable internal capital growth, management will continue its efforts to increase the Company's return on average equity while maintaining a reasonable cash dividend.



======================================================================== 11

===========================================================================

As an additional enhancement to capital growth, the Company offers a dividend reinvestment program. The Firstbank Corporation Dividend Reinvestment Plan was first offered in 1988. At December 31, 1988, 123 owners holding 199,863 shares participated in the Plan. By the end of 1998, 1,036 owners holding 1,704,107 shares were participating in the Plan.

The Company is not aware of any recommendations by regulatory authorities at December 31, 1998, which are likely to have a material effect on Firstbank Corporation's liquidity, capital resources or operations.


YEAR 2000 READINESS DISCLOSURE

The Corporation is currently in the process of addressing a potential problem that is facing all users of automated information systems. The problem is that many computer systems that process transactions based on two digits representing the year of transaction may recognize a date using "00" as the year 1900 rather than the year 2000. The problem could affect a wide variety of automated information systems, such as mainframe applications, personal computers, and communication systems, in the form of software failure, errors, or miscalculations. By nature, the banking and financial services industries are highly dependent upon computer systems because of significant transaction volumes and a date dependency for interest measurements on financial instruments such as loans and deposits. The Corporation's business is also dependent upon the error free operation of computer systems of its telecommunications providers, operators of electronic payment systems, and vendors who provide a variety of products and services needed by the Corporation and its subsidiaries to conduct their businesses. Data processing system failures, errors or miscalculations could affect the ability of some borrowers to make timely payment of amounts due, and could affect the long term financial viability of some borrowers.

The Corporation developed a plan to prepare for the year 2000 in 1997.
This plan began with the performance of an inventory of software applications, communicating with third party vendors and suppliers, and obtaining certification of compliance with third party providers. The Corporation has a comprehensive, written plan, which is regularly updated and monitored by technical personnel. Plan status is regularly reviewed by management of the Corporation. As of December 31, 1998, it is estimated that this plan is approximately 80% complete. The Corporation's subsidiaries have also initiated a program of informing relevant customers of the Year 2000 issue and encouraging them to address it in their own businesses.

The Corporation will continue to assess the impact of the Year 2000 issue on the remainder of its computer based systems and applications. The Corporation's goal is to have all systems and applications compliant with the century change by early 1999, allowing the rest of 1999 to be used for full validation and testing.

The Corporation estimates it will spend approximately $330,000 during 1998 and 1999 to remediate its Year 2000 issues. These costs will primarily consist of personnel expense for staff dedicated to the effort and professional fees paid to third party providers of remedial services. It is the Corporation's policy to expense such costs as incurred. The Corporation may also invest in new or upgraded technology which has definable value lasting beyond 2000. In these instances, where Year 2000 compliance is merely ancillary, the Corporation may capitalize and depreciate such an asset over its estimated useful life. In addition to reviewing its own computer operating systems and applications, the Corporation has initiated formal communications with its significant suppliers and large customers to determine the extent to which the Corporation's interface systems are vulnerable to those third parties' failure to resolve their own Year 2000 issues. There is no assurance that the systems of other companies on which the Corporation's systems rely will be timely converted. If such modifications and conversions are not made, or are not completed timely, the Year 2000 issue could have an adverse impact on the operations of the Corporation. The Corporation has identified its critical systems that are dependent on outside providers. For each critical system, extensive testing has either been scheduled or has been completed. To date, all tested systems have been able to accommodate dates subsequent to January 1, 2000. The Corporation has contracted with an offsite location to provide a backup site for its core application processing in the event the Corporation's hardware or software should not function. Testing of the Corporation's core processing hardware and software indicates that both are Year 2000 compliant.

Based on currently available information, management does not presently anticipate that the costs to address the Year 2000 issues will have a materially adverse impact on the Corporation's financial conditions, results of operations, or liquidity.

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

This Year 2000 Readiness Disclosure is based upon and partially repeats information provided by the Corporation's outside consultants, vendors and others regarding the Year 2000 readiness of the Corporation and its customers, vendors, and other parties. Although the Corporation believes this information to be accurate, it has not in each case independently verified such information.



12 ========================================================================

===========================================================================

FORWARD LOOKING STATEMENTS

This annual report including, without limitation, management's discussion and analysis of financial condition and results of operations and other sections contains forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about the Corporation itself. Words such as "anticipate," "believe," "determine," "estimate," "expect," "forecast," "indicate," "intend," "is likely," "plan,"
"project," "opinion," variations of such terms, and similar expressions are intended to identify such forward-looking statements. The Year 2000 Readiness Disclosure, the presentations and discussions of the provision and allowance for loan losses, and determinations as to the need for other allowances presented in this report are inherently forward-looking statements in that they involve judgements and statements of belief as to the outcome of future events. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Internal and external factors that may cause such differences include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behavior and customer ability to repay loans; software failure, errors or miscalculations; the ability of other companies on which the Corporation relies to be Year 2000 compliant; the ability of the Corporation to locate and correct all data sensitive computer code; and the vicissitudes of the national economy. The Corporation undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.



======================================================================== 13

===========================================================================

FIRSTBANK CORPORATION AND SUBSIDIARIES

QUARTERLY RESULTS OF OPERATIONS
(Dollars in thousands, except per share data)
                                                                             1998
                                                                             ----
                                                     1ST         2ND          3RD         4TH
                                                   QUARTER     QUARTER      QUARTER     QUARTER       YEAR
                                                   ---------------------------------------------------------
Interest income                                    $10,864     $10,896      $11,221     $11,503      $44,484
Net interest income                                  6,113       6,095        6,358       6,565       25,131
Provision for loan losses                              370         205          240         362        1,177
Income before federal income taxes                   2,490       2,614        2,645       2,671       10,420
Net income                                           1,748       1,830        1,853       1,872        7,303
Basic earnings per share                               .39         .40          .41         .42         1.62
Diluted earnings per share                             .37         .39          .40         .40         1.56

                                                                             1997
                                                                             ----
                                                     1ST         2ND          3RD         4TH
                                                   QUARTER     QUARTER      QUARTER     QUARTER       YEAR
                                                   ---------------------------------------------------------
Interest income                                     $8,213      $8,649      $10,002     $11,000      $37,864
Net interest income                                  4,591       4,854        5,644       6,245       21,334
Provision for loan losses                              251         462          365         320        1,398
Income before federal income taxes                   1,702       1,690        2,112       2,305        7,809
Net income                                           1,227       1,222        1,500       1,609        5,558
Basic earnings per share                               .34         .34          .36         .36         1.40
Diluted earnings per share                             .34         .33          .35         .35         1.37

All per share amounts have been adjusted for stock dividends
Bank of Lakeview results are included from August 8, 1997, the date of acquisition.

---------------------------------------------------------------------------

COMMON STOCK DATA

Firstbank Corporation Common Stock was held by 1,505 shareholders of record as of December 31, 1998. Total shareholders number approximately 1,800 including those whose shares are held in nominee name through brokerage firms. The Company's shares are listed on the Over the Counter Bulletin Board under the symbol FBMI and are traded by several brokers. The range of bid prices for shares of common stock for each quarterly period during the past two years is as follows:

                         LOW AND HIGH BID QUOTATIONS
                         ---------------------------
                         1998                   1997
                         ----                   ----
First Quarter       $22.38-$29.05          $15.30-$16.67
Second Quarter      $29.05-$33.10          $16.67-$18.14
Third Quarter       $26.67-$33.10          $18.14-$18.82
Fourth Quarter      $26.67-$30.48          $18.82-$22.38

The prices quoted above are obtained on a weekly basis from the NASD System. The over the counter market quotations reflect interdealer prices without retail mark up, mark down, or commission, and may not necessarily represent actual transactions. Prices have been adjusted to reflect stock dividends and a 2 for 1 stock split.

The following table summarizes cash dividends paid per share (adjusted for stock dividends and 2 for 1 stock split) of common stock during 1998 and 1997.

                         1998         1997
                         ----         ----
First Quarter           $.1381       $.0998
Second Quarter          $.1381       $.1180
Third Quarter           $.1381       $.1180
Fourth Quarter          $.1381       $.1180
                        ------       ------
                        $.5524       $.4538
                        ======       ======

The Company's principal sources of funds to pay cash dividends are the earnings of and dividends paid by the subsidiary banks. Under current regulations, the subsidiary banks are restricted in their ability to transfer funds in the form of cash dividends, loans and advances to the Company (See Note P). As of January 1, 1999, approximately $12,453,000 of the subsidiaries' retained earnings is available for transfer in the form of dividends to the Company without prior regulatory approval. In addition, to the extent of the subsidiaries' 1999 earnings, such earnings will be available for distributions as dividends to the Company.


14 ========================================================================

===========================================================================


REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Firstbank Corporation
Alma, Michigan


We have audited the consolidated balance sheets of Firstbank Corporation as of December 31, 1998 and 1997, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Firstbank Corporation at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.





                                   Crowe, Chizek and Company LLP

January 29, 1999
Grand Rapids, Michigan




======================================================================== 15

===========================================================================

FIRSTBANK CORPORATION
CONSOLIDATED BALANCE SHEETS                                                       DECEMBER 31
                                                                                  -----------
                                                                            1998              1997
                                                                            ----              ----
ASSETS
Cash and due from banks                                                 $ 22,203,430     $ 23,279,923
Short term investments                                                    13,288,206          835,580
                                                                        ------------     ------------
                              Total cash and cash equivalents             35,491,636       24,115,503

Securities available for sale                                            101,711,023       82,577,999
Loans:
 Loans held for sale                                                       5,454,928        3,916,791
 Portfolio loans
   Commercial                                                            192,212,168      158,218,889
   Real estate mortgage                                                  171,554,004      167,930,825
   Consumer                                                               71,806,822       74,741,496
                                                                        ------------     ------------
                                                       Total loans       441,027,922      404,808,001
   Less allowance for loan losses                                         (9,048,000)      (8,114,000)
                                                                        ------------     ------------
                                                         Net loans       431,979,922      396,694,001

 Premises and equipment, net                                              14,057,619       13,417,065
 Intangibles                                                               9,534,210       10,290,640
 Accrued interest receivable                                               3,463,572        3,458,655
 Other assets                                                              6,775,852        5,768,444
                                                                        ------------     ------------
                                                       TOTAL ASSETS     $603,013,834     $536,322,307
                                                                        ============     ============
 LIABILITIES AND SHAREHOLDERS' EQUITY

 LIABILITIES
 Deposits:
   Noninterest bearing demand accounts                                  $ 68,887,968     $ 57,952,555
   Interest bearing accounts:
     Demand                                                              146,741,509      110,363,898
     Savings                                                              69,514,970       63,853,842
     Time                                                                208,908,518      213,495,526
                                                                        ------------     ------------
                                                     Total deposits      494,052,965      445,665,821




Securities sold under agreements to
 repurchase and overnight borrowings                                      26,577,527       21,232,881
Notes payable                                                             14,316,550        7,590,465
Accrued interest payable                                                   1,311,406        1,307,629
Other liabilities                                                          6,980,442        5,993,617
                                                                        ------------     ------------
                                                  Total liabilities      543,238,890      481,790,413

SHAREHOLDERS' EQUITY
Preferred stock; no par value,
 300,000 shares authorized, none issued
Common stock; 10,000,000 shares authorized; 4,527,256 and 4,292,210
 shares issued and outstanding in 1998 and 1997 respectively              52,796,743       46,223,949
Retained earnings                                                          5,874,601        7,420,886
Net unrealized appreciation on securities available for sale,
 net of deferred income tax of $568,521 in 1998, and $456,970 in 1997      1,103,600          887,059
                                                                        ------------     ------------
                                         Total shareholders' equity       59,774,944       54,531,894
                                                                        ------------     ------------
                                              TOTAL LIABILITIES AND
                                               SHAREHOLDERS' EQUITY     $603,013,834     $536,322,307
                                                                        ============     ============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



16 ========================================================================

===========================================================================

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                                                                     YEAR ENDED DECEMBER 31
                                                                     ----------------------
                                                            1998            1997              1996
                                                            ----            ----              ----
Interest income:
 Loans, including fees                                  $ 38,498,073   $  33,385,960    $   27,446,750
 Securities:
  Available for sale - Taxable                             3,466,878       2,546,186         1,922,393
  Available for sale - Exempt from federal income tax      1,791,291       1,620,493         1,471,602
 Short term investments                                      728,105         311,464           175,064
                                                        ------------   -------------    --------------
                      Total interest income               44,484,347      37,864,103        31,015,809

Interest expense:
 Deposits                                                 17,891,968      15,628,237        12,581,008
 Notes payable and other                                   1,461,240         901,502           699,718
                                                        ------------   -------------    --------------
                     Total interest expense               19,353,208      16,529,739        13,280,726
                                                        ------------   -------------    --------------
                        Net interest income               25,131,139      21,334,364        17,735,083
Provision for loan losses                                  1,177,000       1,398,000         1,838,000
                                                        ------------   -------------    --------------
                  Net interest income after
                  provision for loan losses               23,954,139      19,936,364        15,897,083
Noninterest income:
 Service charges on deposit accounts                       1,499,200       1,227,700         1,009,895
 Gain on sale of mortgage loans                            2,099,619         759,378           620,990
 Mortgage servicing, net of amortization                     (14,591)        247,529           386,494
 Trust fees                                                  327,464         273,222           234,951
 Gain (loss) on sale of securities                             3,329         (29,732)           11,773
 Other                                                     1,952,708       1,219,254         1,033,253
                                                        ------------   -------------    --------------
                   Total noninterest income                5,867,729       3,697,351         3,297,356
Noninterest expense:
 Salaries and employee benefits                            9,768,488       8,032,608         6,613,365
 Occupancy                                                 2,970,065       2,128,511         1,883,193
 Amortization of intangibles                                 756,430         826,924           271,449
 FDIC Insurance premium                                       71,923          43,864           226,554
 Michigan Single Business tax                                389,800         359,567           355,800
 Other                                                     5,445,592       4,433,510         3,439,690
                                                        ------------   -------------    --------------
                  Total noninterest expense               19,402,298      15,824,984        12,790,051
                                                        ------------   -------------    --------------

         Income before federal income taxes               10,419,570       7,808,731         6,404,388
Federal income taxes                                       3,117,000       2,251,000         1,761,000
                                                        ------------   -------------    --------------

                                 NET INCOME             $  7,302,570   $   5,557,731    $    4,643,388

Other comprehensive income
 Change in unrealized gain (loss) on
  securities, net of tax and reclassification effects        216,541         323,720          (350,238)
                                                        ------------   -------------    --------------

                       COMPREHENSIVE INCOME             $  7,519,111   $   5,881,451     $   4,293,150
                                                        ============   =============    ==============

 Basic earnings per share                                      $1.62           $1.40             $1.30
                                                               =====           =====             =====

 Diluted earnings per share                                    $1.56           $1.37             $1.28
                                                               =====           =====             =====

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



======================================================================== 17

===========================================================================

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                               NET
                                                                          APPRECIATION
                                                                         (DEPRECIATION)
                                                                         ON SECURITIES
                                                 COMMON       RETAINED      AVAILABLE
                                                 STOCK        EARNINGS      FOR SALE        TOTAL
                                                 ------       --------   --------------     -----
Balances at January 1, 1996                 $  21,355,293   $  7,583,783   $  913,577     $ 29,852,653
Net income for 1996                                            4,643,388                     4,643,388
Cash dividends--$.36 per share                                (1,297,400)                   (1,297,400)
5% stock dividend--169,917 shares               2,620,039     (2,633,181)                      (13,142)
Issuance of 4,692 shares of common
   stock through exercise of stock options         46,947                                       46,947
Issuance of 10,739 shares of common stock
   through the dividend reinvestment plan         144,063                                      144,063
Issuance of 4,038 shares of common
   stock from supplemental shareholder
   investments                                     61,790                                       61,790
Net change in unrealized appreciation
   (depreciation) on securities available
   for sale, net of tax of $180,426                                          (350,238)        (350,238)
                                            -------------   ------------   ----------     ------------
         BALANCES AT DECEMBER 31, 1996         24,228,132      8,296,590      563,339       33,088,061

Net income for 1997                                            5,557,731                     5,557,731
Cash dividends--$.45 per share                                (1,862,378)                   (1,862,378)
5% stock dividend--214,026 shares               4,560,786     (4,571,057)                      (10,271)
Issuance of 12,235 shares of common
   stock through exercise of stock options        163,566                                      163,566
Issuance of 26,870 shares of common stock
   through the dividend reinvestment plan         479,436                                      478,436
Issuance of 21,771 shares of common
   stock from supplemental shareholder
   investments                                    402,894                                      402,894
Issuance of 856,029 shares of common
   stock pursuant to the acquisition           16,389,135                                   16,389,135
Net change in unrealized appreciation
   (depreciation) on securities available
   for sale, net of tax of $166,765                                           323,720          323,720
                                            -------------   ------------   ----------     ------------
         BALANCES AT DECEMBER 31, 1997         46,223,949      7,420,886      887,059       54,531,894


Net income for 1998                                            7,302,570                     7,302,570
Cash dividends--$.55 per share                                (2,494,909)                   (2,494,909)
5% stock dividend--215,388 shares               6,353,282     (6,353,946)                         (664)
Issuance of 14,395 shares of common
   stock through exercise of stock options        251,492                                      251,492
Issuance of 21,997 shares of common stock
   through the dividend reinvestment plan         635,966                                      635,966
Issuance of 16,747 shares of common
   stock from supplemental shareholder
   investments                                    482,354                                      482,354
Net change in unrealized appreciation
   (depreciation) on securities available
   for sale, net of tax of $111,551                                           216,541          216,541
Purchase of 34,990 shares of stock             (1,213,670)                                 (1,213,670)
Issuance of 1,509 shares of common stock           63,370                                      63,370
                                            -------------   ------------   ----------     ------------
         BALANCES AT DECEMBER 31, 1998      $  52,796,743   $  5,874,601   $1,103,600     $ 59,774,944
                                            =============   ============   ==========     ============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



18 ========================================================================

===========================================================================

FIRSTBANK CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      YEAR ENDED DECEMBER 31
                                                                                      ----------------------
                                                                               1998            1997           1996
                                                                               ----            ----           ----
OPERATING ACTIVITIES
 Net income                                                               $  7,302,570   $  5,557,731   $  4,643,388
 Adjustments to reconcile net income to net cash provided by operating activities:
   Provision for loan losses                                                 1,177,000      1,398,000      1,838,000
   Depreciation of premises and equipment                                    1,480,897      1,033,620        749,790
   Net amortization of security premiums/discounts                             122,223        131,273        343,131
   Loss (gain) on sale of securities                                            (3,329)        29,732        (11,773)
   Amortization of intangibles                                                 756,430        826,924        271,449
   Gain on sale of mortgage loans                                           (2,099,619)      (759,378)      (620,990)
   Proceeds from sales of mortgage loans                                   152,673,876     50,910,223     46,388,544
   Loans originated for sale                                              (152,112,394)   (47,311,773)   (49,917,204)
   Deferred federal income tax benefit                                        (356,000)      (481,000)      (661,000)
   Decrease in accrued interest receivable and other assets                   (693,761)    (4,049,673)      (453,940)
   Increase (decrease) in accrued interest payable and other liabilities       916,602      3,196,620       (499,416)
                                                                          ------------   ------------   ------------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                          9,164,495     10,678,299      2,069,979

INVESTING ACTIVITIES
 Cash acquired from Lakeview Financial Corporation                                          1,724,418
 Proceeds from sale of securities available for sale                           609,415      1,560,907      3,534,165
 Proceeds from maturities of securities available for sale                  28,935,385     28,153,606     20,286,206
 Purchases of securities available for sale                                (48,468,741)   (42,239,442)   (19,434,329)
 Net increase in portfolio loans                                           (34,924,784)   (23,427,147)   (46,090,330)
 Net purchases of premises and equipment                                    (2,121,451)    (2,074,625)    (1,962,736)
 Net increase in intangibles from acquisitions                                                            (1,757,606)
                                                                          ------------   ------------   ------------
          NET CASH USED BY INVESTING ACTIVITIES                            (55,970,176)   (36,302,283)   (45,424,630)

FINANCING ACTIVITIES
 Deposits from branch acquisitions                                                                        19,347,853
 Net increase in deposits                                                   48,387,144     13,586,053     32,314,920
 Net increase (decrease) in securities sold under
   agreements to repurchase and overnight borrowings                         5,344,646     12,400,289     (5,009,687)
 Proceeds from notes payable                                                 6,726,085      3,351,426      2,239,039
 Cash dividends and cash paid in lieu of fractional shares on stock
  dividend                                                                  (2,495,573)    (1,872,649)    (1,310,542)
 Purchase of common stock                                                   (1,213,670)
 Net proceeds from issuance of common stock                                  1,433,182      1,045,896        252,800
                                                                          ------------   ------------   ------------

          NET CASH PROVIDED BY FINANCING ACTIVITIES                         58,181,814     28,511,015     47,834,383
                                                                          ------------   ------------   ------------

INCREASE IN CASH AND CASH EQUIVALENTS                                       11,376,133      2,887,031      4,479,732
Cash and cash equivalents at beginning of year                              24,115,503     21,228,472     16,748,740
                                                                          ------------   ------------   ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $ 35,491,636   $ 24,115,503   $ 21,228,472
                                                                          ============   ============   ============
Supplemental disclosure of cash flow information:
 Cash paid during the year for:
   Interest                                                               $ 19,349,433   $ 14,944,446   $ 13,150,177
   Income taxes                                                              3,150,000      2,135,000      2,610,000
 Non-cash investing and financing activities:
   Acquisition of Lakeview Financial Corporation
     Common stock issued                                                                 $ 16,006,389
     Fair value of stock options                                                              382,776
     Fair value of assets acquired                                                         88,513,535
     Fair value of liabilities assumed                                                     77,410,379
Supplemental disclosure of non-cash investing
 activities--See Note A

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



======================================================================== 19

===========================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS: Firstbank Corporation (the "Company") is a bank holding company. Each subsidiary bank of the Company is a full service community bank. The subsidiary banks offer all customary banking services, including the acceptance of checking, savings and time deposits, and the making of commercial, agricultural, real estate, personal, home improvement, automobile and other installment and consumer loans. Trust services are provided throughout the Company's service area by one of its subsidiary banks. The consolidated assets of the Company of $603 million as of December 31, 1998, primarily represent commercial and retail banking activity. Mortgage loans serviced for others of $215 million and trust assets of $10 million as of December 31, 1998, are not included in the Company's consolidated balance sheet.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Bank of Alma, Firstbank, 1st Bank, and Bank of Lakeview (The "Banks"), Niles Agency, Incorporated, 1st Armored, Incorporated, and 1st Collections after elimination of intercompany accounts and transactions.

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

CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash on hand, amounts due from banks, and short term investments which include interest bearing deposits with banks, federal funds sold, and overnight money market fund investments. Generally, federal funds and overnight money market funds are purchased for a one day period. The Company reports customer loan transactions, deposit transactions, and repurchase agreements and overnight borrowings on a net cash flow basis.

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

MORTGAGE BANKING ACTIVITIES: Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

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



20 ========================================================================

===========================================================================

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

OTHER REAL ESTATE: Other real estate (included as a component of other assets) includes properties acquired through either a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and is initially recorded at lower of cost or fair value at the date of foreclosure, establishing a new cost basis. These properties are evaluated periodically and are carried at the lower of cost or estimated fair value less estimated costs to sell.

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

EARNINGS PER SHARE: Basic earnings per share is based on weighted average common shares outstanding. Diluted earnings per share includes the dilutive effect of additional common shares issuable under stock options. All per share amounts are restated for stock dividends and stock splits through the date of issue of the financial statements.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and unrealized gains and losses on securities available for sale which is also recognized as a separate component of equity. The accounting standard that requires reporting comprehensive income first applies for 1998, with prior information restated to be comparable.

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES: During 1997, the Company transferred $2,886,318 from loans held for sale to portfolio loans.


======================================================================== 21

===========================================================================

RECLASSIFICATION: Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

FUTURE ACCOUNTING CHANGES: Beginning January 1, 2000, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded.

Mortgage loans originated in mortgage banking are converted into securities on occasion. A new accounting standard for 1999 will allow classifying these securities as available for sale, trading, or held to maturity, instead of the current requirement to classify as trading. Management does not expect either of these changes to have a material effect upon the Company.

SEGMENT INFORMATION: While the Company's chief decision makers monitor the revenue streams of various products and services, operations are managed and financial performance is evaluated on a company-wide basis.
Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.


NOTE B-ACQUISITIONS

The Company did not consummate any acquisitions during 1998. On August 8, 1997, the Company completed its acquisition of Lakeview Financial Corporation. The purchase price of the transaction was $17 million based on the Company's trading prices for a 20 day period ending six days prior to the merger. Lakeview Financial Corporation shareholders could elect cash (up to 35% of the total purchase price) or stock based upon an exchange rate of .5839 shares of the Company's stock for each outstanding share of Lakeview Financial Corporation stock. Over 98% of the common stock shareholders of Lakeview Financial Corporation elected to receive the Company's stock, resulting in the issuance of 856,029 shares. Options held by officers of Lakeview Financial Corporation could be exchanged for options in the Company, cash, or stock. Options held by non-officer Directors of Lakeview Financial Corporation were converted to cash. Cash of $681,000 and options for 22,470 shares with exercise prices of $6.92 to $10.23 completed the merger.

The acquisition was accounted for as a purchase transaction. Accordingly, the results of operations of Lakeview Financial Corporation are included with those of the Company for periods subsequent to the date of merger. The surviving entity is Firstbank Corporation.

Bank of Lakeview will continue to operate as a community bank in the five communities (six locations) of their branches. Management believes that synergies exist in support functions, and that overall overhead costs will be reduced from this merger.

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

The following unaudited pro forma combined summary of income gives effect to the combination as if the acquisition was consummated on January 1, 1996.

                                                                    YEAR ENDED DECEMBER 31
     SUMMARY OF INCOME                                          1997                    1996
     -----------------                                          ----                    ----
        Net interest income                                 $23,854,000              $21,827,000
        Provision for loan losses                             1,538,000                2,018,000
        Noninterest income                                    4,008,000                3,881,000
        Noninterest expense                                  17,189,000               16,506,000
        Net income                                            5,684,000                5,177,000

        Basic earnings per share                                  $1.33                    $1.22

The Company's Bank of Alma subsidiary acquired branches in Merrill and Auburn during 1996. The Bank assumed $19,000,000 of deposit liabilities. The purchase method of accounting was used for this transaction. Accordingly, the assets and operating results of these branches are included in the consolidated financial statements for periods after December 13, 1996.



22 ========================================================================

===========================================================================

NOTE C--RESTRICTIONS ON VAULT CASH AND DUE FROM BANK ACCOUNTS

The Company's subsidiary banks are required to maintain average reserve balances in the form of cash and noninterest bearing balances due from the Federal Reserve Bank. The average reserve balances required to be maintained at December 31, 1998 and 1997, were $2,759,000 and $2,302,000 respectively.  These reserves do not earn interest.


NOTE D--SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securities and their fair values were as follows:

                                                                 GROSS             GROSS
                                          AMORTIZED           UNREALIZED         UNREALIZED          FAIR
                                            COST                 GAINS             LOSSES            VALUE
                                            ----                 -----             ------            -----
SECURITIES AVAILABLE FOR SALE:
 December 31, 1998:
   U.S. Treasury                         $  9,028,443          $  221,401        $     (51)      $  9,249,793
   U.S. governmental agency                22,770,082             222,608          (60,658)        22,932,032
   States and political subdivisions       40,016,678           1,214,073         (134,582)        41,096,169
   Collateralized mortgage obligations      3,583,726              30,603             (529)         3,613,800
   Corporate                               22,824,634             226,073          (46,819)        23,003,888
   Equity                                   1,815,341                   0                0          1,815,341
                                         ------------          ----------        ---------       ------------
                                         $100,038,904          $1,914,758        $(242,639)      $101,711,023
                                         ============          ==========        =========       ============

 December 31, 1997:
   U.S. Treasury                          $10,996,073          $   87,137        $    (594)       $11,082,616
   U.S. governmental agency                15,270,745             129,358          (11,547)        15,388,556
   States and political subdivisions       34,287,320           1,036,076           (3,727)        35,319,669
   Collateralized mortgage obligations      4,479,036              75,603           (4,462)         4,550,177
   Corporate                               14,420,854              39,084           (2,898)        14,457,040
   Equity                                   1,779,941                   0                0          1,779,941
                                         ------------          ----------        ---------       ------------
                                          $81,233,969          $1,367,258        $ (23,228)       $82,577,999
                                         ============          ==========        =========       ============

Gross realized gains (losses) on sales and calls of securities were:

                                                   1998             1997           1996
                                                   ----             ----           ----
                Gross realized gains             $  4,858         $  1,050      $ 22,511
                Gross realized losses              (1,529)         (30,782)      (10,738)
                                                 --------         --------      --------
                Net realized gains               $  3,329         $(29,732)     $ 11,773
                                                 ========         ========      ========

The amortized cost and fair value of securities at December 31, 1998, by stated maturity are shown below. Actual maturities may differ from stated maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               SECURITIES AVAILABLE FOR SALE
                                               -----------------------------
                                             AMORTIZED                 FAIR
                                                COST                   VALUE
                                                ----                   -----
Due in one year or less                     $ 19,850,074           $ 19,873,716
Due after one year through five years         41,674,222             42,681,886
Due after five years through ten years        24,623,852             25,000,243
Due after ten years                           12,075,415             12,339,837
                                            ------------           ------------
   Total                                      98,223,563             99,895,682
Equity securities                              1,815,341              1,815,341
                                            ------------           ------------
   Total securities                         $100,038,904           $101,711,023
                                            ============           ============

At December 31, 1998, securities with a carrying value approximating $49,424,000 were pledged to secure public and trust deposits, securities sold under agreements to repurchase, and for such other purposes as required or permitted by law.



======================================================================== 23

===========================================================================

NOTE E--SECONDARY MORTGAGE MARKET ACTIVITIES

Loans serviced for others, which are not reported as assets, total $215,308,000 and $167,295,00 at 1998 and 1997.

Activity for capitalized mortgage servicing rights was as follows:

                                                  1998                   1997
                                                  ----                   ----
Servicing rights:
   Beginning of year                            $503,370               $269,501
   Additions                                     969,416                571,077
   Amortized to expense                          475,560                337,208
                                                --------               --------
   End of year                                  $997,226               $503,370
                                                ========               ========

Management has determined that a valuation allowance is not necessary at December 31, 1998 or 1997.


NOTE F-LOANS

Loans at year-end were as follows:

                                                         1998             1997
                                                         ----             ----
    Commercial                                      $117,351,858     $109,151,314
    Mortgage loans on real estate:
       Residential                                   173,420,825      164,468,490
       Loans held for sale                             5,454,928        3,916,791
       Commercial                                    109,412,665       79,956,655
       Construction                                   23,415,773       19,467,996
    Consumer                                          70,136,552       69,953,725
    Credit Card                                        6,519,740        6,606,615
                                                    ------------     ------------
          Subtotal                                   505,712,341      453,521,586
    Less:
       Allowance for loan losses                       9,048,000        8,114,000
       Net deferred loan fees                              9,764            2,950
       Undisbursed loan funds                         64,674,655       48,710,635
                                                    ------------     ------------
    Loans, net                                      $431,979,922     $396,694,001
                                                    ============     ============

Activity in the allowance for loan losses for the year was as follows:

                                              1998             1997                 1996
                                              ----             ----                 ----
    Beginning balance                      $8,114,000       $6,247,000           $4,876,000
    Lakeview allowance at acquisition                        1,326,000
    Provision for loan losses               1,177,000        1,398,000            1,838,000
    Loans charged-off                        (712,000)      (1,270,000)            (780,000)
    Recoveries                                469,000          413,000              313,000
                                           ----------       ----------           ----------
    Ending balance                         $9,048,000       $8,114,000           $6,247,000
                                           ==========       ==========           ==========

Impaired loans were as follows:

                                                                      1998                  1997
                                                                      ----                  ----
    Year-end loans with no allocated allowance for loan losses      $  504,000            $868,000
    Year-end loans with allocated allowance for loan losses          1,102,000              65,000
                                                                    ----------            --------
    Total                                                           $1,606,000            $933,000
                                                                    ==========            ========

                                                              1998             1997             1996
                                                              ----             ----             ----
    Amount of the allowance for loan losses allocated      $  118,000       $   48,000

    Loans past due over 90 days still on accrual           $  621,000       $1,215,158
    Average of impaired loans during the year              $1,879,000       $  972,000        $ 368,000
    Interest income recognized during impairment           $  128,000       $   87,000        $  26,000
    Cash-basis interest income recognized                  $   31,000       $        0        $       0



24 ========================================================================

===========================================================================

NOTE G--PREMISES AND EQUIPMENT

Year end premises and equipment were as follows:            1998                   1997
                                                            ----                   ----
   Land                                                $  3,174,570            $ 2,982,783
   Buildings                                             11,594,443             10,358,212
   Furniture, fixtures and equipment                      8,206,337              7,596,195
                                                        -----------            -----------
                                                         22,975,350             20,937,190
   Less:  Accumulated depreciation                       (8,917,731)            (7,520,125)
                                                        -----------            -----------
                                                        $14,057,619            $13,417,065
                                                        ===========            ===========

Rent expense for 1998 was $115,801 and for 1997 was $81,695. Rent commitments under noncancellable operating leases were as follows, before considering renewal options that generally are present.

                         1999                        $182,424
                         2000                         179,864
                         2001                         181,319
                         2002                         165,176
                         2003                         166,705
                                                     --------
                              Total                  $875,488
                                                     ========

NOTE H--FEDERAL INCOME TAXES

Federal income taxes consist of the following:           1998               1997                  1996
                                                         ----               ----                  ----
           Current expense                           $3,473,000          $2,536,000           $2,422,000
           Deferred benefit                            (356,000)           (285,000)            (661,000)
                                                     ----------          ----------           ----------
              Total                                  $3,117,000          $2,251,000           $1,761,000
                                                     ==========          ==========           ==========

A reconciliation of the difference between federal income tax expense and the amount computed by applying the federal statutory tax rate of 34% is as follows:

                                                       1998                   1997               1996
                                                       ----                   ----               ----
           Tax at statutory rate                   $ 3,543,000             $2,655,000         $2,177,000
           Effect of surtax exemption                    4,000
           Effect of tax-exempt interest              (550,000)              (619,000)          (509,000)
           Other                                       120,000                215,000             93,000
                                                   -----------             ----------         ----------
              Federal income taxes                 $ 3,117,000             $2,251,000         $1,761,000
                                                   ===========             ==========         ==========

           Effective tax rate                           30%                    29%                27%

The components of deferred tax assets and liabilities consist of the following at December 31:

Deferred tax assets:                                            1998                      1997
                                                                ----                      ----
   Allowance for loan losses                                 $2,543,000               $2,191,000
   Deferred compensation                                        505,000                  448,000
   Other                                                        460,000                  531,000
                                                             ----------               ----------
      Total deferred tax assets                               3,508,000                3,170,000
                                                             ----------               ----------
Deferred tax liabilities:
   Fixed assets                                                (393,000)                (508,000)
   Unrealized gain on securities available for sale            (569,000)                (457,000)
   Mortgage servicing rights                                   (380,000)                (196,000)
   Purchase accounting adjustment                            (1,662,000)              (1,760,000)
   Other                                                        (42,000)                 (31,000)
                                                             ----------               ----------
      Total deferred tax liabilities                         (3,046,000)              (2,952,000)
                                                             ----------               ----------
Net deferred tax asset                                       $  462,000               $  218,000
                                                             ==========               ==========

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. Management has determined that no such allowance is required at December 31, 1998 or 1997.



======================================================================== 25

===========================================================================

Deferred tax assets at December 31, 1998 and 1997, are included in other assets in the accompanying consolidated balance sheets.

Federal income tax laws require recapture of the tax loan loss reserve when average assets of the group exceed $500 million. The recapture occurs over a four year period in amounts equal to 10%, 20%, 30% and 40% of the tax loan loss reserve.


NOTE I--DEPOSITS

Time deposits of $100,000 or more were $39,798,000 and $35,670,000 at year end 1998 and 1997.

Scheduled maturities of time deposits were as follows:

           YEAR                           AMOUNT
           ----                           ------
           1999                        $156,214,182
           2000                          29,030,802
           2001                          10,100,172
           2002                           7,535,266
           2003                           5,836,531
           2004 and after                   191,565
                                       ------------
           Total                       $208,908,518
                                       ============

NOTE J--BORROWINGS

Information relating to securities sold under agreements to repurchase follows:

At December 31:                               1998                  1997                   1996
                                              ----                  ----                   ----
   Outstanding balance                     $18,678,000           $12,932,000            $ 5,933,000
   Average interest rate                      3.88%                 4.23%                  4.40%

Daily average for the year:
   Outstanding balance                     $15,618,000           $10,894,000            $10,527,000
   Average interest rate                      4.15%                 4.36%                  4.73%

Maximum outstanding at any month end       $18,678,000           $13,911,000            $14,290,000

Securities sold under agreements to repurchase (repurchase agreements) generally have original maturities of less than one year. Repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as liabilities. Securities involved with the agreements are recorded as assets of the Company and are primarily held in safekeeping by correspondent banks. Repurchase agreements are offered principally to certain large deposit customers as deposit equivalent investments.

At year-end, advances from the Federal Home Loan Bank were as follows:

                                                                         1998                1997
                                                                         ----                ----
     Maturities August 1999 through October 2017 primarily
          fixed rate at rates from 4.64% to 7.30% averaging 5.56%      $14,103,412        $7,364,000

Each advance is payable at its maturity date, with a prepayment penalty. The advances were collateralized by $109,488,000 and $91,679,000 of first mortgage loans under a blanket lien arrangement at year-end 1998 and 1997.

Maturities over the next five years are:             1999                 $ 1,000,000
                                                     2000                   2,250,000
                                                     2001                     250,000
                                                     2002                           0
                                                     2003                   7,000,000
                                           2004 and after                   3,603,412
                                                                          -----------
                                                                          $14,103,412
                                                                          ===========



26 ========================================================================

===========================================================================

NOTE K--EMPLOYEE BENEFIT PLANS

The Company established an Employee Stock Ownership Plan (ESOP) effective January 1, 1988, covering substantially all employees. The ESOP is a qualified stock bonus plan, a qualified 401(k) salary deferral plan and a qualified employee stock ownership plan. Both employee and employer contributions may be made to the ESOP. The Company's 1998, 1997, and 1996, matching 401(k) contributions charged to expense were $264,441, $204,165, and $158,934, respectively. The percent of the Company's matching contributions to the 401(k) is determined annually by the Board of Directors.

Effective June 30, 1988, the Company terminated its then existing defined benefit pension plan. After satisfaction of all plan benefit obligations, remaining plan assets of approximately $1,381,000 were transferred to the ESOP. Upon transfer of the excess assets of the former pension plan to the ESOP, the ESOP purchased approximately 310,800 shares of previously unissued common stock of the Company at an estimated fair value of $4.44 per share. These shares were allocated to ESOP participants' accounts over an eight year period. Unallocated ESOP shares were reflected as a reduction of shareholders' equity. Upon allocation to participant accounts, unallocated shares were reduced and a corresponding amount was recognized as compensation expense.


NOTE L--STOCK OPTIONS

The Firstbank Corporation Stock Option Plans of 1993 and 1997 ("Plans") provide for the grant of 268,019 and 220,500 shares of stock, respectively, in either restricted form or under option. Options may be either incentive stock options or nonqualified stock options. The Plan of 1993 will terminate April 26, 2003. The 1997 Plan will terminate April 28, 2007.
The Board, at its discretion, may terminate either or both Plans prior to the Plans' termination dates.

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

The following is a summary of option transactions which occurred during 1996, 1997 and 1998:

                                                                         NUMBER               WEIGHTED
                                                                        OF SHARES             AVERAGE
                                                                        ---------             -------
     Outstanding - December 31, 1995                                     160,398              $ 9.08
     Granted                                                              61,122               15.33
     Exercised                                                            (4,692)               8.45
     Canceled                                                             (7,396)               9.24
                                                                         -------              ------
     Outstanding - December 31, 1996                                     209,432               10.90
     Granted                                                              87,980               20.75
     Granted pursuant to acquisition                                      45,049               10.20
     Exercised                                                           (12,235)               8.86
     Canceled                                                             (4,731)              13.34
                                                                         -------              ------
     Outstanding   December 31, 1997                                     325,495               13.57
     Granted                                                              89,723               30.48
     Exercised                                                           (14,395)              11.30
     Canceled                                                            (10,424)              16.59
                                                                         -------              ------
     Outstanding - December 31, 1998                                     390,399               17.41
     Available for exercise -- December 31, 1998                         168,058               11.88
     Available for grant -- December 31, 1998                             66,588

Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION (SFAS 123), which became effective for 1996, establishes a fair value based method of accounting for employee stock options. Although the Statement encourages all companies to adopt a fair value based method of accounting, companies may elect to continue their former method of accounting and make pro forma disclosures of net income and earnings per share as if the fair value method had been adopted. Accordingly, the following pro forma information presents net income and earnings per share information as if SFAS 123 had been adopted. No compensation cost was



======================================================================== 27

===========================================================================

actually recognized for stock options in 1998, 1997, or 1996 because the options were granted with an exercise price equal to the fair value of the Company's stock at the grant date.

                                                        1998                1997               1996
                                                        ----                ----               ----
  Net income as reported                             $7,302,570          $5,557,731         $4,643,388
     Pro forma net income                            $7,222,719          $5,507,459         $4,625,685

  Basic earnings per share as reported                 $1.62               $1.40               $1.30
     Pro forma basic earnings per share                $1.60               $1.39               $1.29

  Diluted earnings per share as reported               $1.56               $1.37               $1.28
     Pro forma diluted earnings per share              $1.54               $1.35               $1.27

In future years, the pro forma effect under this standard is expected to increase as additional options are granted.

The fair value of options granted during 1998, 1997, and 1996 is estimated using the Black-Scholes model and the following weighted average information: risk free interest rate of 5.06%, 5.86%, and 6.42%, expected life of 7 years, expected volatility of stock price of 33.9%, 27.4%, and 29.1% and expected dividends of 3% per year. The fair value of the options granted in 1998, 1997, and 1996, were $207,000, $227,000, and $86,000 respectively. At December 31, 1998, the options granted in 1998 had a remaining option life of 7 years, the options granted in 1997 had a remaining option life of 6 years, and the options granted in 1996 had a remaining option life of 5 years.


NOTE M--RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 1998 were as follows:

           Beginning balance                          $14,173,540
           New loans                                   19,816,980
           Effect of changes in related parties           (24,860)
           Repayments                                 (19,132,350)
                                                      -----------
           Ending balance                             $14,833,310
                                                      ===========

Deposits from principal officers, directors, and their affiliates at year-end 1998 and 1997 were $7,772,000 and $6,902,000.

Directors have deferred some of their fees for future payment, including interest. Amounts deferred are expensed, and were $62,400 and $52,200 for 1998 and 1997.


NOTE N--FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Financial instruments with off-balance-sheet risk were as follows at year end:

                                                    1998                              1997
                                                ------------                      ------------
                                          Fixed Rate    Variable Rate       Fixed Rate    Variable Rate
    Commitments to make loans
       (at market rates)                  $6,970,298        $ 0             $6,917,124        $ 0
    Unused lines of credit and
        letters of credit                 $4,534,424     $53,169,933        $9,330,619     $32,462,892

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 6.375% to 7.375% and maturities ranging from 15 years to 30 years.



28 ========================================================================

===========================================================================

NOTE O--CONTINGENCIES

From time to time certain claims are made against the Company and its banking subsidiaries in the normal course of business. There were no outstanding claims considered by management to be material at December 31, 1998.


NOTE P--DIVIDEND LIMITATION OF SUBSIDIARIES

The subsidiary banks are restricted in their ability to pay dividends to the Company by regulatory requirements. For 1999, approximately
$12,453,000 of the subsidiaries' retained earnings (in addition to their 1999 net income) is available for transfer in the form of dividends without prior regulatory approval.


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

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The capital ratios of the Company and each of its affiliate banks exceed the requirements to be considered well capitalized. The minimum requirements are:

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

At December 31, 1998, actual capital levels were:

                                       TOTAL           TIER 1          TIER 1
                                     RISK-BASED      RISK-BASED       LEVERAGE
                                   CAPITAL RATIO    CAPITAL RATIO       RATIO
                                   -------------    -------------     ---------
Firstbank Corporation -- Consolidated  12.47%          11.21%           8.33%
    Bank of Alma                       11.35%          10.09%           7.94%
    Firstbank                          11.91%          10.66%           8.75%
    1st Bank                           11.96%          10.69%           7.31%
    Lakeview                           15.09%          13.83%          10.01%



======================================================================== 29

===========================================================================

The following tables show the dollar amounts, in thousands, of the Company's capital and the amounts that exceed current regulatory requirements:

                                                  TOTAL        TIER 1
                                                RISK-BASED   RISK-BASED      TIER 1
                                                  CAPITAL      CAPITAL      LEVERAGE
                                                -----------  -----------    --------
Actual Capital balances at December 31, 1998
Firstbank Corporation -- Consolidated            $   54,534  $   49,025    $   49,025
    Bank of Alma                                     18,936      16,832        16,832
    Firstbank                                        10,614       9,498         9,498
    1st Bank                                         12,875      11,512        11,612
    Lakeview                                         11,171      10,240        10,240

Adequate regulatory capital level
Firstbank Corporation -- Consolidated            $   34,975  $   17,487    $   23,534
    Bank of Alma                                     13,341       6,670         8,483
    Firstbank                                         7,128       3,564         4,342
    1st Bank                                          8,611       4,305         6,303
    Lakeview                                          5,922       2,961         4,091

Excess
Firstbank Corporation -- Consolidated            $   19,559  $   31,538    $   25,491
    Bank of Alma                                      5,595      10,162         8,349
    Firstbank                                         3,486       5,934         5,156
    1st Bank                                          4,264       7,207         5,209
    Lakeview                                          5,249       7,279         6,149

NOTE R--FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end:

                                                            1998                           1997
                                                            ----                           ----
                                                  CARRYING                      CARRYING
(Dollars in thousands)                          OR NOTIONAL        FAIR       OR NOTIONAL          FAIR
                                                   AMOUNT          VALUE         AMOUNT            VALUE
                                                   ------          -----         ------            -----
Financial assets:
   Cash and cash equivalents                     $  35,492       $  35,492     $  24,116        $  24,116
   Securities available for sale                   101,711         101,711        82,578           82,578
   Loans, net                                      431,980         438,963       396,694          399,275
   Accrued interest receivable                       3,464           3,464         3,459            3,459
Financial liabilities:
   Deposits                                      $(494,053)      $(494,685)    $(445,666)       $(445,723)
   Securities sold under agreements to
      repurchase and overnight borrowings          (26,578)        (26,996)      (21,233)         (21,288)
   Notes payable                                   (14,317)        (15,049)       (7,590)          (7,536)
   Accrued interest payable                         (1,311)         (1,311)       (1,308)          (1,308)
Off-balance sheet credit-related items:
   Loan commitments                              $   64,675             --     $  59,380               --

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.


30 ========================================================================

===========================================================================

NOTE S-BASIC AND DILUTED EARNINGS PER SHARE

                                                                      YEAR ENDED DECEMBER 31
                                                             1998               1997              1996
                                                             ----               ----              ----
Earnings per share
   Net income                                             $7,302,570         $5,557,731        $4,643,388

   Net income available to common shareholders            $7,302,570         $5,557,731        $4,643,388
                                                          ==========         ==========        ==========

   Weighted average common shares outstanding              4,519,852          3,957,832         3,580,595
                                                          ==========         ==========        ==========

      Earnings per share                                       $1.62              $1.40             $1.30
                                                          ==========         ==========        ==========
Earnings per share assuming dilution
   Net income available to common shareholders            $7,302,570         $5,557,731        $4,643,388
                                                          ==========         ==========        ==========

   Weighted average common shares outstanding              4,519,852          3,957,832         3,580,595

   Add dilutive effects of assumed exercises of options      172,382            109,469            51,209
                                                          ----------         ----------        ----------

   Weighted average common and dilutive potential
      common shares outstanding                            4,692,234          4,067,301         3,631,804
                                                          ==========         ==========        ==========

Earnings per share
   Assuming dilution                                           $1.56              $1.37             $1.28
                                                          ==========         ==========        ==========

NOTE T--FIRSTBANK CORPORATION (PARENT COMPANY ONLY)
CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS                                                   DECEMBER 31
                                                                    1998                  1997
                                                                    ----                  ----
   ASSETS
      Cash and cash equivalents                                   $ 1,262,996         $   599,225
      Securities available for sale                                    15,349               8,248
      Investment in and advances to banking subsidiaries           53,673,418          48,742,296
      Other assets                                                  7,433,588           6,924,502
                                                                  -----------         -----------
      Total assets                                                $62,385,351         $56,274,271
                                                                  ===========         ===========
   LIABILITIES AND EQUITY
      Accrued expenses and other liabilities                      $ 2,610,407         $ 1,742,377
   Shareholders' equity                                            59,774,944          54,531,894
                                                                  -----------         -----------
      Total liabilities and shareholders' equity                  $62,385,351         $56,274,271
                                                                  ===========         ===========

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years ended December 31                                      1998               1997             1996
                                                             ----               ----             ----
   Dividends from banking subsidiaries                    $3,138,000         $1,638,000      $1,335,656
   Other income                                              191,428             67,223          29,847
   Other expense                                             862,439            497,248         259,428
                                                          ----------         ----------      ----------
   Income before income tax and  undistributed
      subsidiary income                                    2,466,989          1,207,975       1,106,075
   Income tax benefit                                        121,000             83,612          65,000
   Equity in undistributed subsidiary income               4,714,581          4,266,144       3,472,313
                                                          ----------         ----------      ----------
   Net income                                              7,302,570          5,557,731       4,643,388
   Change in unrealized gain(loss) on securities,
      net of tax and classification effects                  216,541            323,720        (350,238)
                                                          ----------         ----------      ----------
   Comprehensive income                                   $7,519,111         $5,881,451      $4,293,150
                                                          ==========         ==========      ==========

======================================================================== 31

===========================================================================

CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31                                     1998               1997             1996
                                                            ----               ----             ----
   Cash flows from operating activities
      Net income                                         $7,302,570         $5,557,731       $4,643,388
      Adjustments:
         Equity in undistributed subsidiary income       (4,714,581)        (4,266,144)      (3,472,313)
         Change in other assets                            (509,086)          (675,823)        (368,844)
         Change in other liabilities                        868,030          1,068,773          205,842
                                                         ----------         ----------       ----------
            Net cash from operating activities            2,946,933          1,684,537        1,008,073
   Cash flows from investing activities
      Investments in subsidiaries                            (7,101)
      Purchase of securities                                                                     (8,137)
                                                         ----------         ----------       ----------
         Net cash from investing activities                  (7,101)                             (8,137)
   Cash flows from financing activities
      Cash used for acquisition                                               (680,774)
      Proceeds from stock issue                           1,433,182          1,045,896          252,800
      Purchase of common stock                           (1,213,670)
      Dividends paid and cash paid in lieu of
         fractional shares on stock dividend             (2,495,573)        (1,872,649)      (1,310,543)
                                                         ----------         ----------       ----------
         Net cash from financing activities              (2,276,061)        (1,507,527)      (1,057,743)
                                                         ----------         ----------       ----------
   Net change in cash and cash equivalents                  663,771            177,010          (57,807)
   Beginning cash and cash equivalents                      599,225            422,215          480,022
                                                         ----------         ----------       ----------
   Ending cash and cash equivalents                      $1,262,996         $  599,225       $  422,215
                                                         ==========         ==========       ==========

NOTE U--OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

                                                               1998             1997            1996
                                                               ----             ----            ----
Unrealized holding gains and losses on available-for-sale
  securities                                                $ 331,418         $460,754        $(518,892)
Less reclassification adjustments for gains and losses
  later recognized in income                                    3,329          (29,732)          11,773
                                                            ---------         --------        ---------
Net unrealized gains and losses                               328,089          490,486         (530,665)
Tax effect                                                   (111,548)        (166,766)         180,427
                                                            ---------         --------        ---------

Other comprehensive income                                  $ 216,541         $323,720        $(350,238)
                                                            =========         ========        =========



32 ========================================================================

===========================================================================

FIRSTBANK CORPORATION

BOARD OF DIRECTORS

William E. Goggin, Chairman
CHAIRMAN, BANK OF ALMA
ATTORNEY, GOGGIN & BAKER

Duane A. Carr
ATTORNEY, CARR & MULLENDORE, PC

Edward B. Grant
CHAIRMAN, FIRSTBANK
CHAIRMAN, SCHOOL OF ACCOUNTING, CENTRAL MICHIGAN UNIVERSITY
PRESIDENT, LEARNET, INC. (VIDEO PRODUCTION SERVICE)

Charles W. Jennings
ATTORNEY, JENNINGS & ELLIAS, PC

John A. McCormack
PRESIDENT AND CHIEF EXECUTIVE OFFICER, FIRSTBANK CORPORATION
PRESIDENT, CHIEF EXECUTIVE OFFICER AND TRUST OFFICER, BANK OF ALMA

Phillip G. Peasley
PRESIDENT, PEASLEY'S HARDWARE & FURNITURE, INC. (RETAIL)

David D. Roslund, CPA
ADMINISTRATOR, WILCOX HEALTH CARE CENTER (LONG-TERM CARE FACILITY) SMALL BUSINESS INVESTOR AND MANAGER

OFFICERS

John A. McCormack
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Thomas R. Sullivan
EXECUTIVE VICE PRESIDENT

Mary D. Deci
VICE PRESIDENT, SECRETARY, TREASURER
AND CHIEF FINANCIAL OFFICER

Richard L. Jarvis
VICE PRESIDENT

Dale  A. Peters
VICE PRESIDENT

Richard J. Schurtz
VICE PRESIDENT

James E. Wheeler, II
VICE PRESIDENT

---------------------------------------------------------------------------

     FIRSTBANK CORPORATION
     311 Woodworth Avenue
     P. O. Box 1029
     Alma, Michigan  48801-6029

     (517) 463-3131


======================================================================== 33

===========================================================================

BANK OF ALMA

BOARD OF DIRECTORS

William E. Goggin, Chairman
CHAIRMAN, FIRSTBANK CORPORATION
ATTORNEY, GOGGIN & BAKER

Bob M. Baker
PRESIDENT AND CEO, GRATIOT COMMUNITY HOSPITAL

Sally M. (Peggy) Bever
BUSINESS MANAGER

Donald W. Crumbaugh
AGRICULTURE

John A. McCormack
PRESIDENT AND CHIEF EXECUTIVE OFFICER, FIRSTBANK CORPORATION
PRESIDENT, CHIEF EXECUTIVE OFFICER AND TRUST OFFICER, BANK OF ALMA

John P. Morgan
PARTNER, MORGAN-MEIJER COMMUNICATIONS

Phillip G. Peasley
PRESIDENT, PEASLEY'S HARDWARE & FURNITURE, INC.

David D. Roslund, CPA
ADMINISTRATOR, WILCOX HEALTH CARE CENTER
SMALL BUSINESS INVESTOR AND MANAGER

Victor V. Rozas, M.D.
PHYSICIAN

Alan J. Stone
PRESIDENT, ALMA COLLEGE


OFFICERS

John A. McCormack
PRESIDENT, CHIEF EXECUTIVE OFFICER AND TRUST OFFICER

Mary D. Deci
SENIOR VICE PRESIDENT, CONTROLLER, CASHIER AND
CHIEF FINANCIAL OFFICER

James E. Wheeler, II
SENIOR VICE PRESIDENT AND CHIEF LOAN OFFICER

Timothy P. Clark
VICE PRESIDENT AND SENIOR TRUST OFFICER

Steven E. Canole
VICE PRESIDENT

Gregory A. Daniels
VICE PRESIDENT

Marita A. Harkness
VICE PRESIDENT

Gerald E. Kench
VICE PRESIDENT

Timothy M. Lowe
VICE PRESIDENT

Shannon J. Vasicek
VICE PRESIDENT

SUBSIDIARY
Niles Agency, Incorporated
315 Woodworth Ave.
Alma, MI  48801
(517) 463-1725

---------------------------------------------------------------------------
OFFICE LOCATIONS

ALMA                         ASHLEY                       MERRILL                          ST. LOUIS
  7455 N. Alger Rd.            114 S. Sterling St.          125 W. Saginaw St.               135 W. Washington Ave.
  (517) 463-3134               (517) 847-2394               (517) 643-7253                   (517) 681-5758

  230 Woodworth Ave.         AUBURN                       RIVERDALE                        VESTABURG
  (517) 463-3131               4710 S. Garfield Rd.         6716 N. Lumberjack Rd.           8846 Third St.
                               (517) 662-4459               (517) 833-7331                   (517) 268-5445
  311 Woodworth Ave.
  (517) 463-3131             ITHACA                       ST. CHARLES
                               219 E. Center St.            102 Pine St.
                               (517) 875-4107               (517) 865-9918


34 ========================================================================

===========================================================================
FIRSTBANK

BOARD OF DIRECTORS

Edward B. Grant, Chairman
CHAIRMAN, SCHOOL OF ACCOUNTING, CENTRAL MICHIGAN UNIVERSITY
PRESIDENT, LEARNET, INC.

Ralph E. Baumgarth
DENTIST

Ralph M. Berry
OWNER, BERRY FUNERAL HOME

Kenneth C. Bovee, CPM
PARTNER, W.S. SMITH COMPANY

Glen D. Blystone
CERTIFIED PUBLIC ACCOUNTANT,
BLYSTONE & BAILEY, CPAS, PC

Sibyl M. Ellis
PRESIDENT, SOMEPLACE SPECIAL, INC.

Keith A. Gaede
PHARMACIST, PUNCHES PHARMACY

Douglas N. LaBelle
PARTNER, LABELLE MANAGEMENT

William M. McClintic
ATTORNEY, W.M. MCCLINTIC, P.C.

John A. McCormack
PRESIDENT & CEO, FIRSTBANK CORPORATION
PRESIDENT & CEO, BANK OF ALMA

Phillip R. Seybert
PRESIDENT, P.S. EQUITIES, INC.

Thomas R. Sullivan
PRESIDENT AND CHIEF EXECUTIVE OFFICER, FIRSTBANK
EXECUTIVE VICE PRESIDENT, FIRSTBANK CORPORATION

Arlene A. Yost
SECRETARY AND TREASURER, JAY'S SPORTING GOODS, INC.

OFFICERS

Thomas R. Sullivan
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Richard L. Jarvis
EXECUTIVE VICE PRESIDENT

Mark B. Perry
SENIOR VICE PRESIDENT

James M. Taylor
SENIOR VICE PRESIDENT

Robert L. Wheeler
SENIOR VICE PRESIDENT

Daniel J. Timmins
VICE PRESIDENT
OFFICE LOCATIONS

---------------------------------------------------------------------------
OFFICE LOCATIONS

MT. PLEASANT                 CLARE                        WINN
   102 S. Main St.             806 N. McEwan Ave.           2783 Blanchard Rd.
   (517) 773-2600              (517) 386-7313               (517) 866-2210

   4699 E. Pickard St.       SHEPHERD
   (517) 773-2335              258 W. Wright Ave.
                               (517) 828-6625
   2013 S. Mission St.
   (517) 773-3959



======================================================================== 35

===========================================================================

1ST BANK

BOARD OF DIRECTORS

Dale A. Peters, Chairman
PRESIDENT AND CHIEF EXECUTIVE OFFICER, 1ST BANK
VICE PRESIDENT, FIRSTBANK CORPORATION

Bryon A. Bernard
CEO, BERNARD BUILDING CENTER

Joseph M. Clark
OWNER, MORSE CLARK FURNITURE

Timothy H. Eyth
OWNER, WEST BRANCH VETERINARY SERVICES

David W. Fultz
OWNER, FULTZ INSURANCE AGENCY

Robert T. Griffin
OWNER AND PRESIDENT, GRIFFIN BEVERAGE COMPANY,
NORTHERN BEVERAGE CO., AND WEST BRANCH TANK & TRAILER

Charles W. Jennings
ATTORNEY, JENNINGS & ELLIAS, PC

John A. McCormack
PRESIDENT & CEO, FIRSTBANK CORPORATION
PRESIDENT & CEO, BANK OF ALMA

Norman J. Miller
OWNER, MILLER FARMS, AND MILLER DAIRY EQUIPMENT AND FEED

Jeffrey C. Schubert
DENTIST

Milford J. Scott
OWNER, SCOTT'S TRUE VALUE HARDWARE

Robert R. Smith
OWNER, INDEPENDENT INSURANCE AGENT,
CRECINE INSURANCE AGENCY

OFFICERS

Dale A. Peters
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Daniel H. Grenier
SENIOR VICE PRESIDENT

Michael F. Ehinger
VICE PRESIDENT

Danny J. Gallagher
VICE PRESIDENT

Rosalind A. Heideman
VICE PRESIDENT

Eileen S. McGregor
VICE PRESIDENT

Richard L. Pfahl
VICE PRESIDENT

W. John Powell
VICE PRESIDENT

Larry M. Schneider
VICE PRESIDENT

Marie A. Wilkins
VICE PRESIDENT

SUBSIDIARIES
1st Armored, Incorporated
1st Collections, Incorporated

---------------------------------------------------------------------------
OFFICE LOCATIONS

WEST BRANCH                  FAIRVIEW                     HALE                         ST. HELEN
     502 W. Houghton           1979 Miller                  3281 M-65                    2040 N. St. Helen
     (517) 345-7900            (517) 848-2243               (517) 728-7566               (517) 389-1311

    601 W. Houghton          ROSCOMMON                    ROSCOMMON                    ROSE CITY
    (517) 345-7900             Higgins Lake Branch          Loan Production Office       505 S. Bennett
                               4522 W. Higgins Lake         P.O. Box 401                 (517) 685-3909
     2087 S. M-76              Roscommon, MI                Roscommon, MI
     (517) 345-5050            (517) 821-9231               (517) 275-8970



36 ========================================================================

===========================================================================

BANK OF LAKEVIEW


BOARD OF DIRECTORS

V. Dean Floria, Chairman
OWNER, FLORIA FARM & HOME CENTER

Duane A. Carr
ATTORNEY, CARR & MULLENDORE

John B. Crawford
AGRICULTURE, CRAWFORD FARMS

Chalmer Gale Hixson
OWNER, COUNTRY CORNER SUPERMARKET
OWNER, A FLAIR FOR HAIR
OWNER, HARRY CHALMERS, INC.

John A. McCormack
PRESIDENT AND CHIEF EXECUTIVE OFFICER, FIRSTBANK CORPORATION
PRESIDENT, CHIEF EXECUTIVE OFFICER, & TRUST OFFICER, BANK OF ALMA

Gerald L. Nielsen
OWNER, NIELSEN'S TV & APPLIANCES

Richard J. Schurtz
PRESIDENT AND CHIEF EXECUTIVE OFFICER, BANK OF LAKEVIEW
VICE PRESIDENT, FIRSTBANK CORPORATION


OFFICERS

Richard J. Schurtz
PRESIDENT AND CHIEF EXECUTIVE OFFICER

William L. Benear
EXECUTIVE VICE PRESIDENT

David L. Miller
VICE PRESIDENT

Kim D. vonKronenberger
VICE PRESIDENT

---------------------------------------------------------------------------
OFFICE LOCATIONS

LAKEVIEW                     CANADIAN LAKES             HOWARD CITY                        MORLEY
  506 Lincoln Avenue           10049 Buchanan Road        20020 Howard City/Edmore Road      101 E 4th Street
  (517) 352-7271               Stanwood, MI               (616) 937-4383                     (616) 856-7652
                               (616) 972-4200
  9531 N Greenville Road                                REMUS
  (517) 352-8180                                          201 W Wheatland Avenue
                                                          (517) 967-3602



======================================================================== 37

===========================================================================

BUSINESS OF THE COMPANY

Firstbank Corporation (the "Company") is a bank holding company. As of December 31, 1998, the Company's wholly owned subsidiaries are Bank of Alma, Firstbank, 1st Bank, Bank of Lakeview, Niles Agency, Incorporated, 1st Armored, Incorporated, and 1st Collections Incorporated. As of December 31, 1998, the Company and its subsidiaries employed 294 people on a full-time equivalent basis.

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

The principal sources of revenues for the Company and its subsidiaries are interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for approximately 76% of total revenues in 1998, and 80% in 1997 and 1996. Interest on investment securities accounted for approximately 12% of total revenues in 1998, 11% in 1997, and 10% in 1996. No other single source of revenue accounted for 10% of the Company's total revenues in any of the last 3 years.

CORPORATE INFORMATION
ANNUAL MEETING                           STOCK INFORMATION
The annual meeting of shareholders       Firstbank Corporation shares are
will be held on Monday, April 26,        listed Over the Counter Bulletin
1999, 5:00 p.m., at the Comfort Inn,     Board under the symbol FBMI.
Alma, Michigan.
                                         First of Michigan
INDEPENDENT AUDITORS                     Mike Young
Crowe Chizek and Company LLP             1-800-521-1197
Grand Rapids, Michigan
                                         McDonald Investments
GENERAL COUNSEL                          Chris Turner
Warner Norcross & Judd LLP               1-800-548-6011
Grand Rapids, Michigan
                                         Morgan Stanley Dean Witter
TRANSFER AGENT                           Ted Vogt
Bank of Alma Shareholder Services        1-800-788-9640
Department
(517) 463-3131 extension 7336            Robert W. Baird & Company
Toll free shareholder hotline:           Bill L. Ockerlund
(888) 637-0590                           1-888-202-5048

                                         Roney & Company
                                         Nikki Gregg
                                         1-800-572-0786

                                         Stifel, Nicolaus & Company, Inc.
                                         Pete VanDer Schaaf
                                         1-800-676-0477

                                         Tucker Anthony
                                         Jack Korff, 1-888-861-2200



38 ========================================================================