Form 10-K, Exhibit 13
period 2006-12-31
FIRSTBANK CORP
filed 2007-03-12
CIK 778972

EXHIBIT 13

Rule 14a-3
Annual Report

Firstbank Corporation Board of Directors

William E. Goggin, Chairman
Chairman, Firstbank - Alma
Attorney, Goggin Law Offices

Duane A. Carr
Attorney, Miel & Carr PC

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

Officers
Thomas R. Sullivan
President & Chief Executive Officer

Samuel G. Stone
Executive Vice President, Chief Financial
Officer, Secretary & Treasurer

William L. Benear
Vice President

David M. Brown
Vice President

David L. Miller
Vice President

Douglas J. Ouellette
Vice President

Dale A. Peters
Vice President

Richard D. Rice
Vice President & Controller

Thomas O. Schlueter
Vice President

James E. Wheeler, II
Vice President

Firstbank - Alma Board of Directors

William E. Goggin, Chairman
Martha A. Bamfield
Cindy M. Bosley
Edward J. DeGroat
Paul C. Lux
Donald L. Pavlik
David D. Roslund
Victor V. Rozas
Thomas R. Sullivan
Saundra J. Tracy
James E. Wheeler, II	Firstbank (Mt. Pleasant) Board of Directors

Edward B. Grant, Chairman
Steven K. Anderson
Jack D. Benson
Ralph M. Berry
Glen D. Blystone
Kenneth C. Bovee
Robert E. List
William M. McClintic
J. Regan O'Neill
Phillip R. Seybert
Thomas R. Sullivan
Arlene A. Yost

Firstbank - West Branch Board of Directors

Joseph M. Clark, Chairman
Bryon A. Bernard
David W. Fultz
Robert T. Griffin
Charles A. Hanes
Christine R. Juarez
Norman J. Miller
Dale A. Peters
Jeffrey C. Schubert
Camila J. Steckling
Thomas R. Sullivan
Mark D. Weber

Firstbank - Lakeview Board of Directors

V. Dean Floria, Chairman
William L. Benear
Duane A. Carr
Chalmer G. Hixson
Kenneth A. Rader
Thomas R. Sullivan

Firstbank - St. Johns Board of Directors

Donald A. Rademacher, Chairman
David M. Brown
Sara Clark-Pierson
Ann M. Flermoen
William G. Jackson
Thomas C. Motz
Frank G. Pauli
Samuel A. Smith
Thomas R. Sullivan

Keystone Community Bank Board of Directors

Kenneth V. Miller, Chairman
Samuel T. Field
Jeff A. Gardner
John E. Hopkins
Ronald A. Molitor
John M. Novak
Thomas O. Schlueter
Thomas R. Sullivan
John R. Trittschuh

PRESIDENT’S MESSAGE

TO OUR SHAREHOLDERS:

The year of 2006 was a year filled with challenges for the banking industry, and particularly for Michigan banking companies. In the face of these challenges we were disappointed in failing to meet our earnings expectations, however, I am pleased to report that our company again earned over $10 million during the year.

Michigan’s stumbling economy and lack of growth, the inverted yield curve, and the fierce pricing competition for both loans and deposits, reduced the net interest margin which is the primary driver of our earnings. The effect of that margin squeeze, combined with the decline in mortgage activity due to soft real estate sales and values, has created a very difficult operating environment. Compounding these issues for our company, and all Michigan community banks, are the increasing levels of delinquencies and foreclosures, and higher levels of unemployment. These factors led to a reduction in the earnings of our company, lower returns on average assets and average equity, and a decline in our earnings per share. However, we believe our 2006 return on average assets of .95%, and our return on average equity of 10.7%, will be comparable to the averages of Michigan banking companies.

We have experienced the challenges of an inverted yield curve and the cyclicality of Michigan’s economy in the past, and believe that the environment for banks’ and bank earnings will improve when these two factors return to more normal conditions. During these difficult economic times, we are focusing on our core banking business. In 2006 we eliminated two of our non-banking subsidiaries through the closing of Keystone Premium Finance and the sale of Gladwin Land Company, and reduced our ownership in 1st Title, Inc. None of these units were making a significant contribution to the earnings of the company in recent years, and given the current outlook for residential mortgage lending, we concluded that we would devote those energies within the banks. We continue to evaluate our ownership of 1st Armored, Inc. and C.A. Hanes Realty, and to seek additional equity partners in 1st Title, Inc.

The total return to Firstbank Corporation shareholders (including reinvestment of cash dividends) was flat during 2006, which brought the compound average annual return to 10.7% over the last five years. This return matched the compound average annual return of the NASDAQ Bank Index which is comprised of small and mid-size banking companies from across the country. During the past five years an investment in the S&P 500 has produced a compound average annual return of 6.2%. These comparatives reflect the volatility of both our earnings and the overall stock market during the past few years, but as the results indicate, our total return to shareholders measures up favorably to the benchmarks. Be assured that we are committed to increasing shareholder value, and our focus on growth, asset quality, earnings, and profitable franchise expansion should result in improved valuation of our stock over the long term.

We also remain committed to our community banking strategy of strong local boards and management teams, focused on growth and asset quality, believing that this strategy provides advantages versus regional and national competitors, to the benefit of our shareholders, customers, communities, and employees.

The recent announcement of our acquisition of ICNB Financial Corporation, the holding company of Ionia County National Bank, is an illustration of our long term view that Michigan community banking will rebound, and has a bright future. This merger, which is still subject to regulatory and ICNB shareholder approval, was negotiated at favorable terms versus the industry averages. We believe this is an opportunity for us to improve the earnings and efficiency of the combined organization, to connect our geographic footprint, and to provide another avenue for the future growth of our company. Paired with our 2005 acquisition of Keystone Community Bank in Kalamazoo, which is doing well and providing us with additional growth as expected, we will have added over $400 million of assets in markets with superior demographics within a two year period. We look forward to ICNB joining the Firstbank family of banks.

In conclusion, I would like to thank our dedicated and hard-working staff members, now over 500 strong. It is the quality of our people that allows us to provide the products and the services that retain and attract customers to our company, and their efforts are sincerely appreciated.

Thank you for your investment in Firstbank Corporation. The support and encouragement of our shareholders is sincerely appreciated.

Respectfully submitted,

/s/ Thomas R. Sullivan
Thomas R. Sullivan
President & Chief Executive Officer

2006
Annual Report

This 2006 Annual Report contains audited financial statements and a detailed financial review. This is Firstbank Corporation’s 2006 Annual Report to Shareholders. Although attached to our proxy statement, this report is not part of our proxy statement, is not deemed to be soliciting material and is not deemed to be filed with the Securities and Exchange Commission (the “SEC”) except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

The 2006 Report to Shareholders accompanies this proxy statement. That report presents information concerning the business and financial results of Firstbank Corporation in a format and level of detail that we believe shareholders will find useful and informative. Shareholders who would like to receive even more detailed information than that contained in this 2006 Annual Report are invited to request our Annual Report on Form 10-K.

Firstbank Corporation’s Form 10-K Annual Report filed with the Securities and Exchange Commission will be provided to any shareholder, without charge, upon written request. Requests should be addressed to Samuel G. Stone,  Chief Financial Officer, Firstbank Corporation, 311 Woodworth Avenue, P.O. Box 1029, Alma, Michigan 48801-6029. Firstbank Corporation’s Form 10-K Annual Report may also be accessed through our website www.firstbankmi.com

FINANCIAL HIGHLIGHTS
Firstbank Corporation

(In Thousands of Dollars, Except per Share Data)

For the year:	2006	2005	2004	2003	2002

Interest income	$70,786	$53,130	$44,092	$44,229	$49,248
Net interest income	40,065	35,316	32,382	31,631	32,987
Provision for loan losses	767	295	(425)	550	1,170
Non-interest income	10,133	9,732	10,051	15,878	12,133
Non-interest expense	34,821	29,940	28,361	28,895	26,237
Net income	10,208	10,110	10,358	12,056	11,826

At year end:
Total assets	1,095,092	1,061,118	806,135	776,500	767,520
Total earning assets	1,008,545	976,332	752,943	720,976	709,857
Loans	910,640	878,917	673,056	639,613	611,058
Deposits	835,426	811,105	603,267	567,554	576,909
Other borrowings	149,976	144,255	120,840	114,324	98,942
Shareholders' equity	96,073	93,577	72,864	85,744	80,181

Average balances:
Total assets	1,070,759	878,075	787,076	764,693	750,476
Total earning assets	987,232	816,108	735,730	716,636	700,823
Loans	904,196	728,508	653,878	602,733	601,306
Deposits	808,897	664,596	591,270	573,467	562,971
Other borrowings	152,409	122,348	107,207	97,541	99,939
Shareholders' equity	95,227	79,165	79,278	83,317	76,356

Per share: (1)
Basic earnings	$1.56	$1.67	$1.67	$1.84	$1.81
Diluted earnings	$1.55	$1.64	$1.63	$1.79	$1.76
Cash dividends	$0.85	$0.79	$0.71	$0.65	$0.58
Shareholders' equity	$14.82	$14.20	$12.42	$13.13	$12.29

Financial ratios:
Return on average assets	0.95%	1.15%	1.32%	1.58%	1.58%
Return on average equity	10.72%	12.77%	13.06%	14.47%	15.50%
Average equity to average assets	8.89%	9.02%	10.07%	10.90%	10.17%
Dividend payout ratio	54.72%	47.35%	42.56%	35.29%	32.61%

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

SUBSEQUENT EVENTS

On February 2, 2007 we announced the signing of a definitive agreement to acquire ICNB Financial Corporation. ICNB Financial is the holding company for Ionia County National Bank which is based in Ionia, Michigan. As of December 31, 2006, ICNB Financial had total assets of $236 million, total deposits of $179 million, and total portfolio loans of $185 million. The transaction is subject to shareholder approval of ICNB Financial, as well as regulatory approvals. The merger is expected to be completed in the second quarter of 2007, at which time Ionia County National Bank will become a wholly owned subsidiary of Firstbank Corporation. Based on the number of shares of ICNB Financial Corporation common stock outstanding (1,243,412), the share price of Firstbank Corporation common stock at the time of the agreement, and subject to certain adjustments, the aggregate transaction value is approximately $38.4 million. The agreement provides for the merger of ICNB Financial Corporation with and into Firstbank Corporation. Under the terms of the agreement, shareholders of ICNB Financial Corporation will elect to convert their shares into 1.407 shares of Firstbank Corporation common stock or $31.50 in cash per share, or a combination of stock and cash. The agreement also provides that no more than 50% of the shares of ICNB will be converted into shares of Firstbank Corporation.

RESULTS OF OPERATIONS

Highlights

Firstbank Corporation (“the Company”) had net income of $10,208,000 for 2006 compared with $10,110,000 in 2005, an increase of $98,000, or 1.0%. These results reflect inclusion of a full year of Keystone Community Bank (“Keystone”) results in 2006 compared with three months in 2005. Core banking activities continued to provide a solid basis for earnings; however, a Michigan economy that ranks among the weakest in the nation and a slow housing market provided little opportunity in the mortgage banking area. A loan loss provision of $767,000 in 2006 was required, resulting in an increase in loan loss provision expense compared with $295,000 provided in 2005. Favorable developments relating to loans with allocated allowance resulted in a reduced provision expense in 2005.

Mortgage gains continued to be lower for a third straight year, falling $421,000 from 2005 and $1.4 million lower than 2004.

Management believes that standard performance indicators help evaluate performance. We posted a return on average assets of 0.95%, 1.15%, and 1.32% for 2006, 2005, and 2004, respectively. Total average assets increased $193 million in 2006, $91 million in 2005, and $22 million in 2004. Diluted earnings per share were $1.55, $1.64, and $1.63 for the same time periods. Return on equity was 10.72% in 2006, 12.77% in 2005, and 13.06% in 2004.

Net Interest Income

Our core business is earning interest on loans and securities while paying interest on deposits and borrowings. Short term interest rates rose steadily during the first half of 2006, as the Federal Reserve continued its campaign of increasing overnight borrowing rates by 25 basis points at each of its first four meetings of year. At the same time, longer term rates remained relatively stable resulting in a flattening of the yield curve. While the increase in short term rates allows us to increase the rates we charge on certain variable rate loans, it also increased the cost of funding those loans through higher rates on interest bearing deposits and borrowings. The net interest spread, the difference between the interest rates charged on earning assets and the rate paid on interest bearing liabilities, compressed throughout the year resulting in a decline in our net interest margin. The net interest margin for the year was 4.13% compared with 4.40% in 2005, and 4.47% in 2004. An additional cause of the lower net interest margin was increased interest cost incurred to fund the acquisition of Keystone. During 2006, our average loan to average deposit ratio was 112%, compared with 110% in 2005, and 110% in 2004.

Despite the lower net interest margin in 2006, net interest income increased during the year by $4.7 million. The higher level of interest income was primarily a result of a higher level of average interest earning assets, which increased $170.9 million from 2005 levels. The increase in interest earnings assets was largely a result of the inclusion of Keystone in our results for the full year in 2006. A critical task of management is to price assets and liabilities so that the spread between the interest earned on assets and the interest paid on liabilities is maximized while maintaining acceptable levels of risk. While interest rates on earning assets and interest bearing liabilities are subject to market forces, in general and in the short run, we can exert more control over deposit rates than earning asset rates. However, competitive forces and the need to maintain and grow deposits as a funding source place limitations on the degree of control over deposit rates. The following table presents a summary of net interest income for 2006, 2005, and 2004.

Summary of Consolidated Net Interest Income (dollars in thousands)

	Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004

	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

Average Assets
Interest Earning Assets:
Taxable securities	$52,016	$2,140	4.11%	$56,170	$1,952	3.48%	$49,656	$1,655	3.33%
Tax exempt securities(1)	25,875	1,503	5.81%	25,303	1,466	5.74%	21,413	1,418	6.62%

Total Securities	77,891	3,643	4.68%	81,473	3,418	4.20%	71,069	3,073	4.32%

Loans(1) (2)	899,574	67,328	7.49%	728,508	50,101	6.88%	653,878	41,395	6.33%
Federal funds sold	8,767	400	4.56%	5,035	161	3.20%	8,304	106	1.28%
Interest bearing deposits	1,000	47	4.70%	1,092	31	2.84%	2,479	34	1.37%

Total Earning Assets	987,232	71,418	7.24%	816,108	53,711	6.58%	735,730	44,608	6.06%

Nonaccrual loans	4,622			1,857			667
Less allowance for loan Loss	(11,411)			(10,756)			(11,259)
Cash and due from banks	28,367			25,290			23,539
Other non-earning assets	61,949			45,576			38,399

Total Assets	$1,070,759			$878,075			$787,076

Average Liabilities
Interest Bearing Liabilities:
Demand	$169,507	$3,494	2.06%	$170,211	$2,311	1.36%	$184,660	$1,441	0.78%
Savings	131,226	2,283	1.74%	124,671	1,509	1.21%	99,717	602	0.60%
Time	383,424	17,156	4.47%	257,626	8,548	3.32%	202,378	5,410	2.67%

Total Deposits	684,157	22,933	3.35%	552,508	12,368	2.24%	486,755	7,453	1.53%

Federal funds purchased
and repurchase agreements	40,151	1,662	4.14%	35,016	861	2.46%	30,983	289	0.93%
FHLB advances and
notes payable	92,228	4,765	5.17%	77,022	4,032	5.23%	73,951	3,874	5.24%
Subordinated Debentures	20,030	1,337	6.67%	10,310	553	5.36%	2,273	94	4.14%

Total Interest Bearing
Liabilities	836,566	30,697	3.67%	674,856	17,814	2.64%	593,962	11,710	1.97%

Demand Deposits	124,740			112,088			104,515

Total Funds	961,306			786,944			698,477

Other Non-Interest Bearing
Liabilities	14,226			11,966			9,321

Total Liabilities	975,532			798,910			707,798

Average Shareholders' Equity	95,227			79,165			79,278

Total Liabilities and
Shareholders' Equity	$1,070,759			$878,075			$787,076

Net Interest Income(1)		$40,721			$35,897			$32,898

Rate Spread(1)			3.57%			3.94%			4.09%

Net Interest Margin (percent of
Average earning assets) (1)			4.13%			4.40%			4.47%

(1)     Presented on a fully taxable equivalent basis using a federal income tax rate of 35% for all periods presented.
(2) Interest income includes amortization of loan fees of $1,637,000, $1,524,000, and $1,396,000 for 2006, 2005, and 2004, respectively. Interest on nonaccrual loans is not included.

The table below provides an analysis of the changes in interest income and interest expense due to volume and rate:

	2005/2006 Change in Interest Due to:			2004/2005 Change in Interest Due to:

	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change

	(In Thousands of Dollars)
Interest Income:
Securities
Taxable Securities(2)	$(152)	$340	$188	$224	$73	$297
Tax-exempt Securities	33	4	37	239	(191)	48

Total Securities	(119)	344	225	463	(118)	345

Loans(2)	12,348	4,879	17,227	5,030	3,676	8,706
Federal Funds Sold	151	88	239	(55)	110	55
Interest Bearing Deposits	(3)	19	16	(26)	23	(3)

Total Interest Income on Earning Assets	12,377	5,330	17,707	5,412	3,691	9,103

Interest Expense:
Deposits
Interest Paying Demand	(10)	1,193	1,183	(121)	991	870
Savings	83	691	774	181	726	907
Time	5,023	3,585	8,608	1,666	1,472	3,138

Total Deposits	5,096	5,469	10,565	1,726	3,189	4,915

Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	142	659	801	42	530	572
FHLB and Other Notes Payable	786	(53)	733	161	(3)	158
Subordinated Debentures	623	161	784	424	35	459

Total Interest Expense on Liabilities	6,647	6,236	12,883	2,353	3,751	6,104

Net Interest Income	$5,730	$(906)	$4,824	$3,059	$(60)	$2,999

(1)	Changes in volume/rate have been allocated between the volume and rate variances on the basis of the ratio that the volume and rate variances bear to each other.
(2)	Interest is presented on a fully taxable equivalent basis using a federal income tax rate of 35%.

In 2006, the average rate realized on earning assets was 7.24%, an increase of 66 basis points from the 2005 results of 6.58%, and 118 basis points higher than the 6.06% realized in 2004. In 2004, the prime rate was unchanged in the first and second quarters, and then moved up in five 25 basis points increments in the third and fourth quarters to its year end level of 5.25%. During 2005, the prime rate increase eight more times in 25 basis point increments, reaching 7.25% at the end of the year. The Federal Reserve continued its campaign of increasing rates four times in the first six months of 2006 bringing the Prime rate to 8.25%, where it remained through the end of the year.

Average loans outstanding increased $171 million in 2006 when compared with 2005. The full year effect of including Keystone Community Bank caused $123 million of that increase. As of December 31, 2006, approximately 31% of the loan portfolio was comprised of variable rate instruments compared with 37% at the end of 2005. Except for a relatively small portion of these loans that are affected under current interest rate conditions by interest rate floors or ceilings, these loans will re-price monthly or quarterly as rates change. The remaining 69% of the loan portfolio is made up of fixed rate loans that do not re-price until maturity. Of the fixed rate loans approximately $130 million, or 21% of the fixed rate loan portfolio, matures within twelve months and are subject to rate adjustments at maturity.

As short term interest rates increased in 2005 and 2006, maturing securities in the investment portfolio were replaced with securities of comparable quality bearing equal or higher yields. As a result, maturing securities ran off from the investment portfolio at lower rates than comparable current offerings, increasing the overall investment portfolio yield 48 basis points from 4.20% in 2005 to 4.68% in 2006. In the current rate environment, we expect to be able to replace maturing investments in the portfolio with securities of high quality, and equal or higher yields than those maturing.

Average total deposits for the year increased $144 million, with $126 million of the increase in time deposits. The Keystone acquisition added $146 million to’ the full year average deposits in 2006 compared with $35 million in 2005. Of those deposits Keystone added $89 million and $23 million to average time deposits in 2006 and 2005. The average rate paid on interest bearing liabilities was 3.67% in 2006, compared to 2.64% in 2005, and 1.97% in 2004. Deposit rates increased during 2005 and 2006 in response to the upward movement of short term interest rates, with the average rates paid on time deposits increasing 115 basis points, as new and renewing deposits priced to a higher rate in 2006. Rates on checking and savings deposits also increased in 2006 rising 70 basis points and 53 basis points, respectively. During 2004, maturing time deposits were re-priced to lower rates and average rates paid on checking and savings deposits were lower in response to the overnight borrowing rate reductions of the preceding years. We began using brokered CDs in the third quarter of 2004 to assist with increased funding needs. Brokered CDs carry an interest rate that is generally higher than the rate offered in local markets and are issued with original maturities ranging from three months to two years. The average balance of brokered CDs in 2006 was $42 million compared with $24 million in 2005, and carried an average interest rate of 4.99% in 2006, compared with an average rate of 3.31% in 2005.

We funded a portion of our loan growth with borrowings from the Federal Home Loan Bank (FHLB) and notes payable. During 2006, the average outstanding balance of FHLB advances and notes payable increased $15 million and the year end balance increased $4 million when compared with 2005 balances. Six million of the increase in average FHLB advances was due to the full year impact of the Keystone acquisition. While FHLB borrowings are one method of funding loans when core deposits are not available, the cost is typically higher than the Company’s core deposit costs. The average rate of Federal Home Loan Bank advances and notes payable funding decreased six basis points in 2006, to 5.17%, when compared with the 2005 rate of 5.23%. Borrowings from the Federal Home Loan Bank carry significant prepayment penalties that act as a deterrent to early payment. During 2005, the Company prepaid $10 million of advances that were scheduled to mature in December of 2005. We replaced this funding with new advances of $10 million with maturities of two to three years, incurring prepayment penalties of approximately $75,000, to extend the maturity of those balances, lock in the interest rates available at that time, and remove the risk that rates would be higher when the original advances matured.

In January of 2006, we issued $10.3 million in subordinated debentures that carry a fixed rate of 6.049% for five years, at which time they will convert to a variable interest rate of LIBOR plus 1.27%. In October of 2004, we issued $10.3 million in subordinated debentures, at a variable interest rate of LIBOR plus 1.99% which reprice on a quarterly basis. We utilize short term borrowing, made up of Federal Funds Purchased and Repurchase Agreements as a source of liquidity and to balance our daily cash needs. Average short term borrowed funds increased by $5 million when 2006 is compared with 2005. We also maintain a $25 million variable rate line of credit, which we use from time to time to provide temporary funding. At the end of 2006, there was no balance outstanding on this line of credit compared with $7.5 million outstanding at the end of 2005.

The 2006 rate spread of 3.57% is 37 basis points lower than the 2005 spread of 3.94%, and 52 basis points lower than the 2004 spread of 4.09%. Tax equivalent net interest income increased $4.8 million in 2006 as an increase in total average earning assets of $171 million more than offset the narrower net interest margin. The net interest margin of 4.13% for 2006 was 27 basis points below 2005 and 34 basis points lower than in 2004. The decrease in the rate spread in 2006 was the result of rates on average earning assets increasing 66 basis points while the average cost of interest bearing liabilities increased 103 basis points. The 27 basis point decrease in the net interest margin was a result of a lower percentage of earning assets being funded by non interest bearing liabilities and equity, and a higher cost for interest bearing liabilities. Average earning assets represented 92% of total average assets in 2006, compared with 93% in 2005 and 2004.

Provision for Loan Losses

In accordance with Statement of Financial Accounting Standard No. 114 Accounting by Creditor for the Impairment of a Loan, we allocate a portion of the allowance for loans that we determine to be impaired. We also analyze other loans for specific allocations in order to arrive at the appropriate allowance for loan losses. If a loan for which allocations had been established pays off, or the risk of loss is otherwise reduced, we reverse those specific allocations. The methodology described above resulted in a provision for loan losses in 2006 of $767,000 compared with $295,000 in 2005, and a negative provision of $425,000 in 2004.

In 2006, we had recoveries of previously charged off loans totaling $334,000 and favorable outcomes on certain previously identified problem loans, reducing the amount of provision expense needed, while deterioration of certain loans to problem status and charge offs of $2.7 million increased the amount of provision expense needed. Charged off loans, for which allowance had been established in a previous year totaled $1 million reducing the amount we needed to provide in 2006 to maintain the allowance for loan losses at an adequate level.

During 2005, favorable events or pay downs occurred on loans for which $620,000 of specific allocations had been maintained prior to the beginning of 2005. This amount, plus the recovery of $473,000 of amounts previously charged off, combined to reduce the amount of 2005 provision required to keep the allowance at an appropriate level. During 2004, favorable events pertaining to a few loans for which specific loan loss reserves had been established caused us to reverse provision expense resulting in an expense recovery.

At December 31, 2006, the allowance for loan losses as a percent of total loans was 1.10% compared to 1.32% and 1.58% at December 31, 2005, and December 31, 2004, respectively. Total nonperforming loans were 0.47% of ending loans at December 31, 2006, compared to 0.82% and 0.28% at the two previous year ends. The increase in nonperforming loans ratio during 2005 was primarily the result of a single credit of $3.2 million which was placed on nonaccrual status in the fourth quarter of 2005 and a $1.9 million increase in 90 day past due real estate loans. The credit mentioned above had $1.0 million of specific allowance allocations set aside for probable losses at the end of 2005. In the third quarter of 2006, the collateral for this credit was taken and the loan balance charged down to its expected sale value of the collateral. The property was subsequently sold in the fourth quarter of 2006 without significant gain or loss.

Net charged off loans totaled $2,360,000 in 2006 compared to $1,266,000 in 2005, and $621,000 in 2004. Net charged off loans as a percent of average loans were 0.26% in 2006, 0.17% in 2005, and 0.09% in 2004. Although the ratios presented above show increasing net charge offs, the higher level of charge offs which occurred in 2006 and 2005 were anticipated in management’s assessment of its allowance for loan losses. Of the loans that were charged off in 2006 and 2005, $1,390,000 and $580,000 of specific allowance allocations had been set aside at the end of the prior year. Provision expense did not need to be increased to cover those previously identified losses.

Non-interest Income

Non-interest income increased $401,000 in 2006, primarily from a 22% improvement in deposit account fees and the inclusion of Keystone for a full year. Gains on the sale of mortgage loans continued to decline, falling 25% from the 2005 level.

Lower gains on the sale of mortgage loans in 2005 and 2006 are reflective of a higher interest rate environment and a soft housing market. Gain on sale of mortgage loans was $421,000, or 25% lower in 2006, compared with 2005. 2005 was $977,000, or 37% lower than 2004. When a mortgage is refinanced or pre-paid, capitalized mortgage servicing rights relating to that mortgage are written off. Refinance activity in 2006 and 2005 was significantly slower due to higher lending rates, resulting in fewer mortgage loans prepayments, and $340,000 lower amortization cost of serving rights. In 2006, mortgage servicing income (servicing income net of amortization of capitalized serving rights) produced income of $526,000 compared with income of $205,000 in 2005 and a negative $55,000 in 2004. During 2004, mortgage servicing income was affected by refinance activity, causing net servicing income to swing to a net expense position.

Deposit account service charges increased $3,828,000, or 22.0%, in 2006 when compared with $3,137,000 in 2005, and 36% when compared with $2,813,000 in 2004. Keystone added $168,000 of the increase in 2006. The remainder of the change was primarily due to an increase of $550,000 in overdraft fees. Courier and cash delivery services income decreased 2.6% to $1,009,000 in 2006 after having decreased 3.3% in 2005. This revenue is from the operations of 1st Armored Incorporated, which operates an armored car and courier business, and does not include income from servicing Firstbank affiliates.

We exited our real estate appraisal business in July of 2006. The Michigan real estate market continues to be soft and it was determined that the business was not contributing to the Company’s goals. As such, fees from real estate appraisals contributed just $228,000 in 2006, compared with $553,000 in 2005 and $604,000 in 2004. The Company also reduced its stake in the title insurance business, through a reorganization of our 1st Title Insurance Agency, whereby we now have a majority ownership of 52% in the business. Title insurance sales declined to $410,000 in 2006 compared with $551,000 and $618,000 in 2005 and 2004, respectively. Income from our real estate company decreased to $821,000 from $1,113,000 in 2005 and $945,000 in 2004 as Michigan’s housing market limited our opportunities in this area.

Other non-interest income increased $621,000, and includes gains on the sale of a minority interest in our title insurance business of $274,000 and $43,000 on the sale of our real estate appraisal business.

Non-interest Expense

Salary and employee benefits expenses increased $2,491,000, or 15.5%, when 2006 is compared with 2005. The Keystone acquisition added $2,333,000 to expense in 2006 compared with just $545,000 in 2005. Also included in this year’s expense is the cost of expensing stock options of $246,000 which was required for the first time in 2006. Excluding the costs associated with Keystone and the new stock options expense, salary and employee benefits would have increased $457,000 or 2.8% in 2006. The increase was largely due to annual salary increments, merit raises and staffing requirements related to two additional offices. Employee benefit costs increased 23.3% when 2006 is compared with 2005, primarily from higher employee group insurance cost which increased 25.8% in 2006 reflecting the full year effects of Keystone, and higher health care costs. The Company employed 405 full time equivalent employees at the end of 2006 compared with 405 at the end of 2005, and 365 at year end 2004. Full time equivalent employees at Keystone added 37 to the total in 2005 and 40 at the end of 2006.

Expenses of occupancy and equipment increased $892,000 or 21.0% over 2005. The full year effect of the Keystone acquisition caused $564,000 of that increase over the prior year. Occupancy and equipment expense had increased $374,000, or 9.7%, over the 2004 level, of which $213,000 was attributable to costs added by the Keystone acquisition last year.

Amortization of intangible assets increased $270,000, or 68.4% in 2006, after increasing $93,000, 30.8%, during 2005. The increases in both years are entirely the result of amortized intangibles expense added for Keystone core deposits and other intangibles.

Included in other non interest expense for 2004 was a $415,000 charge relating to impairment of goodwill at our Gladwin Land Company and CA Hanes, Realty Inc. businesses. In the fourth quarter of 2004, we determined that goodwill at our Gladwin Land Company and CA Hanes Realty, Inc. subsidiaries was impaired. We use a discounted future cash flow model to evaluate the goodwill of our non banking subsidiaries. Under the provisions of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, the $314,000 of goodwill at Gladwin Land was determined to be fully impaired, and was written off in its entirety. The $376,000 of goodwill at CA Hanes Realty, Inc. was determined to be partially impaired and written down by $101,000 to a remaining value of $275,000. This balance was unchanged at the end of 2006.

Michigan single business tax expense decreased $105,000 in 2006 after decreasing $267,000 in 2005. Each year we evaluate our contingent tax liabilities and make adjustments as necessary through our Michigan single business tax expense. For 2006, this evaluation had little impact on 2006 expense. The current year decline resulted primarily from reduced earnings in our banking business. During the fourth quarter of 2004 our comprehensive review of our tax asset and liability accounts resulted in a $365,000 increase in our single business tax liability expense. Our analysis indicates that certain exposures will roll off in 2007 resulting in a further reduction of our Michigan single business tax liability and expense.

Expenses for outside professional services decreased $595,000 in 2006 after increasing $211,000 in 2005. The lower expense was primarily due to reduced costs in our real estate appraisal and real estate sales businesses, which were $306,000 lower in 2006.

Advertising and special promotion expense was $1,059,000, up $488,000, or 85.5%, in 2006 following an increase in 2005 to $571,000 from $497,000 in 2004. The increase from 2005 to 2006 was primarily related to costs associated with Keystone, which added $273,000 of the increase.

Other non-interest expense increased to $8,060,000 in 2006 from $6,620,000 in 2005 and $5,908,000 in 2004. Keystone added $1,063,000 in 2006 and $209,000 in 2005 of the expense in this area. The remainder of the increase was primarily due to costs associated with the formation of our captive insurance company and higher costs of technology. We invested in upgrades to many of our systems over the past two years to improve our delivery of products to our customers.

Federal Income Tax

Our effective federal income tax rates were 30% for 2006, 32% for 2005 and 29% for 2004. During 2006, we lowered our estimate of contingent tax liabilities and recorded a reduction in our current tax expense of approximately $240,000. Excluding this adjustment, our federal income tax rate for 2006 would have been 32%. In 2004, we performed a comprehensive review of our tax asset and liability accounts in order to adjust previous estimates of contingent tax liabilities. As a result, we reduced our federal tax liability and the corresponding expense in the amount of $529,000. Excluding this adjustment, our federal income tax rate for 2004 would have been 32%. Our investment in securities and loans which provide income exempt from federal income tax and the items noted above are the principal causes of the difference between the effective tax rates noted above and the statutory tax rate of 35% for all three years.

FINANCIAL CONDITION

Total assets at December 31, 2006 were $1.095 billion, exceeding December 31, 2005 total assets of $1.061 billion by $34 million, or 3.2%. Total portfolio loans increased 3.5% at December 31, 2006 compared with the balance at the previous year end. This growth rate included the impact of the payoff of a $10.5 million group of loans late in December. Commercial loans increased $11.3 million, or 6.0%. Residential mortgage loans increased $11.7 million, or 4.3%, while commercial mortgage loans decreased $16.2 million, or 5.4%. Construction loans were $20.2 million higher at December 31, 2006, increasing 33.0%, from the previous year end. Consumer loans were $3.9 million, or 6.6% higher at the current year end.

	(In Thousands of Dollars)
	2006	2005	Change	% Change

Commercial	$194,810	$183,473	$11,337	6%
Commercial real estate	286,249	302,471	(16,222)	(5)%
Residential real estate	284,137	272,402	11,735	4%
Construction	81,218	61,067	20,151	33%
Consumer	63,106	59,211	3,895	7%

Total	$909,520	$878,624	$30,896	4%

Mortgages serviced for others	$471,600	$473,000	$(1,400)	(3)%

Total securities available for sale decreased $4.7 million, or 6.3%, as we allowed certain securities to run off without replacement during the year. Securities available for sale were 6.3% of total assets at year end 2006, compared with 7.0% at the end of 2005.

Premises and equipment increased by $755 thousand after recognized depreciation of $2,539,000. The increase in premise and equipment was mainly due to branch expansion in the Company’s West Branch and Keystone affiliates.

Total deposits increased at the end of 2006 to $835 million, an increase of 3.0%, compared to $811 million at year end 2005. At the end of 2006, we had $46.0 million of brokered CDs on the balance sheet, compared with $44.4 million at the end of 2005. Brokered CDs generally carry a higher interest rate than locally generated CDs of similar duration, but are available in large dollar pools which results in lower operational cost than smaller dollar local deposits. Including brokered CDs, total time deposits increased $55.4 million, or 15.4% compared with the end of 2005. Non-interest bearing demand deposit balances were basically unchanged from the end of 2005, increasing just $1.4 million to $131.9 million at year end 2006. Interest bearing demand deposits decreased by $26.2 million, or 14.0% and savings account balances decreased $6.3 million, or 4.7%. Securities sold under agreements to repurchase increased by $1.1 million and federal funds purchased decreased $9.2 million.

Federal Home Loan Bank advances and notes payable increased by $3.5 million at December 31, 2006 as compared with December 31, 2005. Federal Home Loan Bank advances increased $11.1 million, and we paid off our outstanding balance on our line of credit, reducing notes payable by $7.5 million. The line of credit was paid off in January 2006 with proceeds from the issuance of a $10 million subordinated debenture. Note 11 and Note 12 of the Notes to Consolidated Financial Statements have additional discussion of borrowings.

Asset Quality

Loans are carried at an amount which management believes will be collected. A balance considered not collectible is charged against (reduction of) the allowance for loan losses. In 2006, net charged off loans were $2,360,000 compared to $1,266,000 in 2005. Net charged off loans as a percentage of average loans were 0.26% and 0.17% in 2006 and 2005. The increase in charged off loans in 2006 was largely the result of the write off of a single large commercial real estate credit that was charged off in the third quarter. That credit had previously been identified as a problem loan for which an allocated loan loss allowance had been established in prior years and did not result in additional provision expense in 2006.

Nonperforming loans are defined as nonaccrual loans, loans 90 days past due and any loans where the terms have been renegotiated. Total nonperforming loans were $4.2 million and $7.2 million at December 31, 2006 and 2005, respectively. Total nonaccrual loans were $1.8 million at December 31, 2006, compared to $4.8 million at the end of 2005. The decrease in non accrual loans was mainly due to the charged off loan relationship mentioned in the previous paragraph. Loans past due 90 days or more were basically unchanged increasing to $2.5 million at year end 2006 compared with $2.4 million at the end of 2005. Impaired loans are commercial loans for which we believe it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The average investment in impaired loans was $3.3 million during 2006 compared to $4.7 million during 2005. At year end, impaired loans were $2.9 million compared with $5.0 million at December 31, 2005.

The allowance for loan losses was decreased $1.6 million, or 13.8%, during 2006. This decrease was a result of charged off loans of $2.7 million during the year, which exceeded current year provision for loans of $767,000 and recoveries of prior charged off loans of $334,000. We record provision for loan loss expense when loans for which losses are likely, are identified. For loans which carry an allocated allowance, no expense is recognized at the time of charge off because it has been previously provided for. See the discussion of loan loss provision expense previously presented for additional information. The allowance for loan losses represents 1.10% of outstanding loans at the end of 2006 compared with 1.32% at December 31, 2005.

We maintain the allowance at a level which we believe adequately provides for losses inherent in the loan portfolio. Such losses are estimated by a variety of factors, including specific examination of certain borrowing relationships and consideration of historical losses incurred on certain types of credits. We focus on early identification of problem credits through ongoing reviews by management, loan personnel and an outside loan review specialist. Please refer to Note 6 of the Notes to Consolidated Financial Statements for more information on impaired loans.

LIQUIDITY AND INTEREST RATE SENSITIVITY

Asset liability management aids us in achieving reasonable and predictable earnings and liquidity while maintaining a balance between interest earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of our customers. These customers may be either borrowers needing to meet their credit requirements or depositors wanting to withdraw funds. Management of interest rate sensitivity attempts to manage the level of varying net interest margins and to achieve consistent net interest income through periods of changing interest rates. The net interest margin was 4.13% in 2006 compared to 4.40% in 2005. Loan yields increased 61 basis points, from 6.88% in 2005, to 7.49% in 2006. Deposit costs increased 111 basis points from 2.24% in 2005 to 3.35% in 2006. Loan demand was modest through most of the year, and average loans outstanding increased by $171 million, with $123 million of that growth contributed by the Keystone acquisition. Average total earning assets increased $171 million as loans were funded, with Keystone adding $127 million of that total.

Full year average balances in time deposits increased $126 million compared with the prior year. The Keystone acquisition added $69 million of those deposits. Throughout the year, we experienced a shift from lower cost demand and savings products into higher rate time deposit products in all of our markets. We continued to maintain our short term funding needs through the use of overnight funding, and averaged $9.0 million of federal funds purchased in 2006, compared with $7 million in 2005. The use of Federal Home Loan Bank advances continued to be a significant source of longer term funding, with average advances increasing from the prior year end by $15 million, of which $6 million were added through the Keystone acquisition. We also maintain a $25 million variable rate line of credit which had an average balance of $1.7 million during 2005 compared with $0.5 million in 2006.

A decision to increase deposit rates affects most rates currently paid and, therefore, has an immediate negative impact on net interest margin. With the exception of variable rate loans, an increase in loan rates does not affect the yield until a new loan is made. The prime rate increased four times in 25 basis point increments during the first half of 2006, and then held at 8.25% through the end of the year. During the first three quarters of 2006, our net interest margin was relatively stable, ranging from 4.15% to 4.21% and averaging 4.18%. In the fourth quarter, the net interest margin fell to 3.98% as funding costs continued to rise while yields on loans remained basically unchanged.

The principal sources of liquidity for us are maturing securities, federal funds purchased or sold, loan payments by borrowers, investment securities, loans held for sale, deposit or deposit equivalent growth and Federal Home Loan Bank advances. Securities maturing or re-pricing within one year at December 31, 2006 were $27 million, compared to $24 million at December 31, 2005. Total investments available for sale were $69 million, a decrease of $5 million from the prior year end.

The table below shows the interest sensitivity gaps for five different intervals as of December 31, 2006. Deposits that do not have a fixed maturity date are shown as immediately re-pricing according to reporting conventions.

	Maturity or Re-Pricing Frequency

	(Dollars in Millions)
	1 Day	2 Days through 3 Months	4 Months through 12 Months	13 Months through 5 Years	More than 5 Years

Interest Earning Assets:
Loans	$282.5	$47.9	$95.5	$417.3	$67.6
Securities	0.0	7.9	19.0	26.0	13.0
Other earning assets	24.9	0.0	0.0	0.0	9.1

Total	307.4	55.8	114.5	443.3	89.7

Interest Bearing Liabilities:
Deposits	288.7	96.1	226.5	92.1	0.1
Other interest bearing liabilities	38.2	56.7	7.6	40.6	6.8

Total	326.9	152.8	234.1	132.7	6.9

Interest Sensitivity Gap	(19.5)	(97.0)	(119.6)	310.6	82.8

Cumulative Gap	(19.5)	(116.5)	(236.1)	74.5	157.3

For the one day interval, maturities of interest bearing liabilities exceed those of interest earning assets by $19.5 million. Included in the one day maturity classification are $289 million in savings and checking accounts which are contractually available to our customers immediately, but in practice, function as core deposits with considerably longer maturities. In the two day through the five year time frame, interest sensitive assets exceed interest sensitive liabilities by $94 million, resulting in a cumulative position of interest sensitive assets exceeding interest sensitive liabilities by $75 million through five years. For the time period greater than five years, the analysis shows a switch to an asset sensitive position, such that cumulatively, interest sensitive assets exceed interest sensitive liabilities by $157.3 million.

Showing a negative cumulative gap through the twelve month period does not necessarily result in a corresponding decrease in net interest income during a rising rate environment. In practice, deposit rates do not change as rapidly as would be indicated by the contractual availability of deposit balances to customers. Also, changes in the steepness of the yield curve can cause differing effects on different products. Some of the cost associated with higher deposit rates is mitigated by rate increases on variable rate loans and by renewals of fixed rate loan to higher rates. Conversely, showing a negative cumulative gap through the twelve month period does not necessarily result in a corresponding increase in net interest income during a declining rate environment for similar reasons.

Interest rate sensitivity varies with different types of interest earning assets and interest bearing liabilities. Overnight investments, on which rates change daily, and loans tied to the prime rate differ considerably from long term investment securities and fixed rate loans. Time deposits over $100,000 and money market accounts are more interest sensitive than regular savings accounts. Comparison of the re-pricing intervals of interest earning assets to interest bearing liabilities is a measure of the interest sensitivity gap. Balancing interest rate sensitivity is a continual challenge in a changing rate environment. We use a sophisticated computer program to: perform analysis of interest rate risk, assist with our asset and liability management, and measure the expected impact of interest rate changes and our sensitivity to those changes.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABLILITES, AND OFF-BALANCE SHEET ARRANGEMENTS

We have various financial obligations, including contractual obligations and commitments, that may require future cash payments.

The following table presents, as of December 31, 2006, significant fixed and determinable contractual obligations to third parties by payment date.

	(In Thousands of Dollars)
Contractual Obligation	One Year or less	1 - 3 Years	3 - 5 Years	More than 5 Years	Total

Time Deposits	$324,349	$63,824	$26,714	$68	$414,955
Federal Funds Borrowed and
Repurchase Agreements	35,179				35,179
Long Term Debt	12,640	28,171	46,545	6,821	94,177
Subordinated Debt	0	0	0	20,620	20,620
Operating Leases	368	668	556	0	1,592

Further discussion of the nature of each obligation is included in Notes 7, 10, 11, 12, and 13 to the consolidated financial statements.

Our operating lease obligations represent short and long-term lease and rental payments, primarily for facilities, and to a lesser degree for certain software and data processing equipment.

The following table details the amounts and expected maturities of significant commitments as of December 31, 2006.

	(In Thousands of Dollars)
	One Year Or Less	One to Three Years	Three to Five Years	Over Five Years	Total

Credit:
Commercial real estate	$24,104	$5,982	$7,627	$2,268	$39,981
Residential real estate	1,406	200	36	16,952	18,594
Construction loans	9,030	688	1,969	0	11,687
Revolving home equity and credit card lines	4,564	14,067	12,559	4,004	35,194
Other	58,576	12,823	2,276	13,904	87,579
Commercial standby letters of credit	9,224	2,540	5,762	2,250	19,776

Commitments to extend credit, including loan commitments, standby letters of credit and commercial letters of credit, do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon. Further discussion of these commitments is included in Note 17 to the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Certain of our accounting policies are important to the portrayal of our financial condition since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances which could affect these judgments include, without limitation, changes in interest rates, in local and national economic conditions or the financial condition of borrowers. Our significant accounting policies are discussed in detail in Note 1 of the Notes to the Consolidated Financial Statements.

We view critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. We believe that our critical accounting policies include determining the allowance for loan losses, determining the fair value of securities and other financial instruments, the valuation of mortgage servicing rights, determination of purchase accounting adjustments, and estimating state and federal contingent tax liabilities.

Allowance for Loan Losses The allowance for loan losses is a valuation allowance for probable incurred credit losses. We use a quantitative and qualitative methodology for analyzing factors which impact the allowance for loan losses consistently across its six banking subsidiaries. The process applies risk factors for historical charge-offs and delinquency experience, portfolio segment weightings and industry and regional factors and trends as they affect the banks’ portfolios. The consideration of exposures to industries potentially most affected by current risks in the economic and political environment, and the review of potential risks in certain credits that either are, or are not, considered part of the non-performing loan category contributed to the establishment of the allowance levels at each bank. Loan losses are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Loans are reviewed on an ongoing basis for impairment. A loan is impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected cash flows discounted at the loan’s effective interest rate or, as a practical expedient, the fair value of collateral if the loan is collateral dependent. Loans considered to be impaired are reduced to the present value of expected future cash flows, or to the fair value of collateral by allocating a portion of the allowance for loan losses to such loans. If these allocations cause an increase in the allowance for loan losses, such increase is reported as provision for loan loss expense. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in the provision for loan losses.

Smaller balance homogeneous loans such as residential first mortgage loans secured by one to four family residences, residential construction, automobile, home equity and second mortgage loans, are collectively evaluated for impairment. Commercial loans and first mortgage loans secured by other properties are evaluated individually for impairment. When credit analysis of the borrower’s operating results and financial condition indicates the underlying ability of the borrower’s business activity is not sufficient to generate adequate cash flow to service the business’ cash needs, including our loans to the borrower, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 90 days or less. Commercial loans are rated on a scale of 1 to 8, with grades 1 to 4 being satisfactory grades, 5 being special attention or watch, 6 — substandard, 7 — doubtful, and 8 — loss. Loans graded 5, 6, 7, and 8 are considered for impairment. Loans are generally moved to nonaccrual status when 90 days or more past due. These loans are often considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

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

We utilize a discounted cash flow model to determine the value of its servicing rights. The valuation model utilizes mortgage prepayment speeds, the remaining life of the mortgage pool, delinquency rates, our cost to service loans, and other factors to determine the cash flow that we will receive from serving each grouping of loans. These cash flows are then discounted based on current interest rate assumptions to arrive at the fair value for the right to service those loans. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans classified by interest rates. Any impairment of a grouping is reported as a valuation allowance.

Acquisition Intangibles Generally accepted accounting principles require us to determine the fair value of all of the assets and liabilities of an acquired entity, and record their fair value on the date of acquisition. We employ a variety of means in determination of the fair value, including the use of discounted cash flow analysis, market comparisons, and projected future revenue streams. For certain items that we believe we have the appropriate expertise to determine the fair value, we may choose to use our own calculation of the value. In other cases, where the value is not easily determined, we consult with outside parties to determine the fair value of the asset or liability. Once valuations have been adjusted, the net difference between the price paid for the acquired company and the value of its balance sheet is recorded as goodwill.

Contingent Tax Liabilities Contingent tax liabilities, primarily Michigan single business tax liabilities, are estimated based on the our exposures to interpretation of the applicable tax codes. We estimate our contingent tax liabilities by determining the amount of income that may be at risk of an adverse interpretation by taxing authorities on specific issues, multiplied by our effective tax rate, to determine our gross exposure. Once this exposure is determined, an estimate of the probability of an adverse adjustment being required is determined and applied to the gross liability to determine the contingent tax reserve.

Recent Accounting Pronouncements

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The adoption of SAB 108 at December 31, 2006 resulted in the recording of an increase to retained earnings of $293,000. This was an accumulation of prior year’s over accruals of Michigan single business tax and federal tax liabilities.

The Financial Accounting Standards Board (FASB) issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment to FASB Statements No. 133 and 140. This Statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of Statement No. 133, and establishes a requirement to evaluate interests in securitized financial assets and other items. The new standard is effective for financial assets acquired or issued after the beginning of the entity’s first fiscal year that begins after September 15, 2006. We do not expect the adoption of this statement to have a material impact on our consolidated financial position or results of operations.

The FASB issued Statement No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140. This Statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized; 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity’s exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. This standard is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006 with the effects of initial adoption being reported as a cumulative-effect adjustment to retained earnings. We do not expect the adoption of this statement will have a material impact on our consolidated financial position or results of operations.

The FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. We have not completed our evaluation of the impact of the adoption of this standard.

The FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have determined that the adoption of FIN 48 will not have a material effect on our consolidated financial position or results of operations.

The FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. We have determined that the adoption of EITF No. 06-4 will not have a material effect on our consolidated financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We face market risk to the extent that both earnings and the fair market values of our financial instruments are affected by changes in interest rates. We manage this risk with static GAP analysis and simulation modeling. During 2006 as the prime rate increased and fixed rate commercial mortgages replaced variable rate commercial loans in our portfolio, simulations showed a decreased sensitivity to changes in interest rates. However, we maintained an overall position which indicates a positive change in projected earnings related to increases in rates, and a negative change in projected earnings related to decreases in rates. As of the date of this annual report we do not know of nor expect there to be any material change in the general nature of our primary market risk exposure in the near term.

Our market risk exposure is mainly comprised of our vulnerability to interest rate risk. We do not accept significant interest rate risk in its mortgage banking operations. To manage our interest rate risk in mortgage banking we generally lock in our sale price to the purchaser of a loan at the same time we make a rate commitment to the borrower. Prevailing interest rates and interest rate relationships in the future will be primarily determined by market factors which are outside of our control. All information provided in response to this item consists of forward looking statements. Reference is made to the section captioned “Forward Looking Statements” in this annual report for a discussion of the limitations on our responsibility for such statements.

The following tables provide information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2006 and 2005. They show expected maturity date values for loans and securities which were calculated without adjusting the instruments’ contractual maturity dates for expected prepayments. Maturity date values for interest bearing core deposits were not based on estimates of the period over which the deposits would be outstanding, but rather, the opportunity for re-pricing. We believes that re-pricing dates, as opposed to expected maturity dates, may be more relevant in analyzing the value of such instruments and are reported as such in the following tables. Fair value is computed as the present value of expected cash flows at rates in effect at the date indicated.

Principal/Notional Amounts Maturing or Repricing in:				(In Thousands of Dollars)
As of December 31, 2006	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value 12/31/06

Rate Sensitive Assets:
Fixed interest rate loans	$130,353	$103,002	$109,596	$98,602	$79,751	$109,204	$630,509	$597,935
Average interest rate	6.74%	6.39%	6.50%	6.32%	6.97%	7.05%
Variable interest rate loans	112,942	71,569	41,878	19,782	13,654	20,306	280,131	282,494
Average interest rate	8.52%	7.75%	8.17%	8.29%	8.57%	7.97%
Fixed interest rate securities	26,524	12,684	5,176	4,674	2,467	16,627	68,152	68,152
Average interest rate	4.34%	4.44%	4.19%	4.34%	3.87%	4.60%
Variable interest rate						973	973	973
securities						4.36%
Average interest rate
Other interest bearing assets	24,853					5,924	30,777	30,777
Average interest rate	5.21%
Rate Sensitive Liabilities:
Savings and interest bearing
checking	288,529						288,529	288,424
Average interest rate	1.96%
Time deposits	324,349	45,054	18,770	15,350	11,365	67	414,955	418,125
Average interest rate	4.43%	4.19%	3.89%	4.63%	5.32%	3.50%
Fixed interest rate
borrowings	15,739	19,145	6,027	41,545	4,000	17,132	103,587	100,167
Average interest rate	4.67%	4.44%	4.73%	5.53%	5.27%	6.09%
Variable interest rate
borrowings	4,000					10,310	14,310	14,313
Average interest rate	5.40%					7.36%
Repurchase agreements	32,079						32,079	32,079
Average interest rate	4.18%
				(In Thousands of Dollars)
As of December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value 12/31/05

Rate Sensitive Assets:
Fixed interest rate loans	$115,761	$77,721	$102,640	$78,606	$90,154	$90,447	$555,329	$531,624
Average interest rate	6.58%	6.42%	6.33%	6.16%	6.31%	7.10%
Variable interest rate loans	114,206	43,169	61,059	51,185	27,906	25,770	323,295	323,884
Average interest rate	7.65%	7.36%	7.01%	7.22%	7.34%	7.21%
Fixed interest rate securities	24,163	15,847	8,707	5,818	2,561	15,187	72,283	72,283
Average interest rate	3.04%	3.80%	4.34%	4.36%	3.81%	3.44%
Variable interest rate
securities						1,528	1,528	1,528
Average interest rate						4.40%
Other interest bearing assets	17,295					6,309	23,604	23,603
Average interest rate	2.68%
Rate Sensitive Liabilities:
Savings and interest bearing
checking	320,982						320,982	319,768
Average interest rate	1.76%
Time deposits	230,359	81,183	18,974	15,692	13,274	85	359,567	359,557
Average interest rate	3.24%	4.11%	3.66%	3.39%	4.37%	4.35%
Fixed interest rate
borrowings	23,255	9,162	14,198	25	41,568	7,231	95,439	94,825
Average interest rate	3.91%	4.19%	4.20%	6.00%	5.53%	6.02%
Variable interest rate
borrowings	7,496					10,310	17,806	17,791
Average interest rate	6.27%					4.65%
Repurchase agreements	31,011						31,011	31,011
Average interest rate	2.88%

CAPITAL RESOURCES

The Company obtain funds for our operating expenses and dividends to shareholders through dividends from its subsidiary banks. In general, the subsidiary banks pay only those amounts required to meet holding company cash requirements, while maintaining appropriate capital at the banks. Capital is maintained at the subsidiary banks to support their current operations and projected future growth.

Bank regulators have established risk based capital guidelines for banks and bank holding companies. Minimum capital levels are established under these guidelines and each asset category is assigned a perceived risk weighting. Off balance sheet items, such as loan commitments and standby letters of credit, also require capital allocations.

As of December 31, 2006, our total capital to risk weighted assets exceeded the minimum requirement for capital adequacy purposes of 8% by $31 million. Tier 1 capital to risk weighted assets exceeded the minimum of 4% by $57 million, and Tier 1 capital to average assets exceeded the minimum of 4% by $51 million. For a more complete discussion of capital requirements please refer to Note 21 of the Notes to Consolidated Financial Statements. The Federal Deposit Insurance Corporation insures specified customer deposits and assesses premium rates based on defined criteria. Insurance assessment rates may vary from bank to bank based on the factors that measure the perceived risk of a financial institution. One condition for maintaining the lowest risk assessment, and therefore, the lowest insurance rate, is the maintenance of capital at the “well capitalized” level. Each of our affiliate banks has exceeded the regulatory criteria for a “well capitalized” financial institution and each bank pays the lowest assessment rate assigned by the FDIC.

A certain level of capital growth is desirable to maintain an appropriate ratio of equity to total assets. The compound annual growth rate for total average assets for the past five years was 7.7%. The compound annual growth rate for average equity over the same period was 6.9%.

We have determined one way of maintaining capital adequacy is to maintain a reasonable rate of internal capital growth. The percentage return on average equity times the percentage of earnings retained after dividends equals the internal growth percentage. The following table illustrates this relationship:

	2006	2005	2004

Return on average equity	10.72%	12.77%	13.06%
Multiplied by
Percentage of earnings retained	45.28%	52.65%	57.44%
Equals
Internal capital growth	4.85%	6.72%	7.50%

We have retained between 45% and 57% of its earnings from 2004 to 2006. To achieve the goal of acceptable internal capital growth, we intend to continue our efforts to increase our return on average equity while maintaining a reasonable cash dividend.

As an additional enhancement to capital growth we offer a dividend reinvestment program. The Firstbank Corporation Dividend Reinvestment Plan was first offered in 1988. At December 31, 1988, 123 owners holding 209,856 shares participated in the Plan. By the end of 2006, 1,068 owners holding 2,369,827 shares were participating in the Plan.

We are not aware of any recommendations by regulatory authorities at December 31, 2006, which are likely to have a material effect on our liquidity, capital resources or operations.

FORWARD LOOKING STATEMENTS

This annual report including, without limitation, management’s discussion and analysis of financial condition and results of operations, and other sections of our Annual Report to Shareholders, contain forward-looking statements that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about the Company itself. Words such as “anticipate”, “believe”, “determine”, “estimate”, “expect”, “forecast”, “intend”, “is likely”, “plan”, “project”, “opinion”, “should”, variations of such terms, and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward looking statements. Internal and external factors that may cause such a difference include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behavior and customer ability to repay loans; software failure, errors or miscalculations; the ability of the Company to locate and correct all data sensitive computer codes; and the vicissitudes of the national economy. The Company undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

COMMON STOCK DATA

Firstbank Corporation Common Stock was held by 1,669 shareholders of record as of December 31, 2006. Total shareholders number approximately 3,230, including those whose shares are held in nominee name through brokerage firms. Our shares are listed on the NASDAQ Global Select Market under the symbol FBMI and are traded by several brokers. The range of high and low sales prices for shares of common stock for each quarterly period during the past two years is as follows:

Quarter	High	Low

4th 2006	$22.85	$21.27
3rd 2006	$22.24	$21.14
2nd 2006	$22.81	$21.73
1st 2006	$22.83	$21.72
4th 2005	$23.82	$21.81
3rd 2005	$24.49	$23.04
2nd 2005	$24.49	$22.40
1st 2005	$25.71	$22.13

The prices quoted above were obtained from www.NASDAQ.com. Prices have been adjusted to reflect stock dividends.

The following table summarizes cash dividends paid per share (adjusted for stock dividends) of common stock during 2006 and 2005.

	2006	2005

First Quarter	$.2095	$.1905
Second Quarter	.2143	.1995
Third Quarter	.2143	.1995
Fourth Quarter	.2143	.1995

Total	$.8524	$.7890

Our principal sources of funds to pay cash dividends are the earnings of, and dividends paid by, our subsidiary banks. Under current regulations the subsidiary banks are restricted in their ability to transfer funds in the form of cash dividends, loans, and advances to the holding company (See Note 19 of the Notes to Consolidated Financial Statements). As of January 1, 2007, approximately $19.0 million of the subsidiaries’ retained earnings were available for transfer in the form of dividends to the holding company without prior regulatory approval. In addition, the subsidiaries’ 2007 earnings are expected to be available for distributions as dividends to the holding company.

STOCK PERFORMANCE

The following graph compares the cumulative total shareholder return on the common stock of the Corporation to the Standard & Poor’s 500 Stock Index and the NASDAQ Bank Index, assuming a $100 investment at the end of 2001. The Standard & Poor’s 500 Stock Index is a broad equity market index. The NASDAQ Bank Index is composed of 531 banks and savings institutions as well as companies performing functions closely related to banking, such as check cashing agencies, currency exchanges, safe deposit companies and corporations for banking abroad. Cumulative total return is measured by dividing (i) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the share price at the end and the beginning of the measurement period; by (ii) the share price at the beginning of the measurement period.

The table below shows dollar values for cumulative total shareholder return plotted in the graph above.

	2001	2002	2003	2004	2005	2006

Firstbank Corporation	$100.00	$142.11	$189.98	$190.81	$166.21	$166.05
S & P 500	$100.00	$77.90	$100.24	$111.15	$116.61	$135.03
NASDAQ Bank	$100.00	$59.14	$89.11	$103.85	$130.57	$166.05

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

The Company’s 2006 consolidated financial statements have been audited by Crowe Chizek and Company LLC independent registered public accounting firm. Management has made available to Crowe Chizek and Company LLC all financial records and related data, as well as the minutes of Boards of Directors’ meetings. Management believes that all representations made to Crowe Chizek and Company LLC during the audit were valid and appropriate.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework”. Based on our assessment management concludes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

Our assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Crowe Chizek and Company LLC as stated in their report which appears herein.

FIRSTBANK CORPORATION

/s/ Thomas R. Sullivan
——————————————
Thomas R. Sullivan
President & Chief Executive Officer
(Principal Executive Officer)

/s/ Samuel G. Stone
——————————————
Samuel G. Stone
Executive Vice President & Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 6, 2007

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Firstbank Corporation
Alma, Michigan

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Firstbank Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Firstbank Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Firstbank Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Firstbank Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Firstbank Corporation as of December 31, 2006 and 2005 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 6, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ Crowe Chizek and Company LLC Crowe Chizek and Company LLC

Grand Rapids, Michigan
February 28, 2007

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Firstbank Corporation
Alma, Michigan

We have audited the consolidated balance sheets of Firstbank Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Firstbank Corporation at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with US generally accepted accounting principles.

As discussed in note 1, the Company adopted Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements” and accordingly adjusted other liabilities at the beginning of 2006 with an offsetting adjustment to the opening balance of retained earnings.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Firstbank Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2007 expressed an unqualified opinion thereon.

/s/ Crowe Chizek and Company LLC Crowe Chizek and Company LLC

February 28, 2007
Grand Rapids, Michigan

FIRSTBANK CORPORATION
CONSOLIDATED BALANCE SHEETS
(In Thousands of Dollars, Except for Share Data)

	December 31,

ASSETS	2006	2005

Cash and due from banks	$32,084	$36,037
Short term investments	24,853	17,295

Total cash and cash equivalents	56,937	53,332

Securities available for sale	69,125	73,811
Federal Home Loan Bank stock	5,924	6,309
Loans held for sale	1,120	293
Loans, net of allowance for loan losses of $9,966 in 2006 and
$11,559 in 2005	899,554	867,065
Premises and equipment, net	20,232	19,477
Goodwill	20,094	19,888
Core deposits and other intangibles	3,045	3,710
Accrued interest receivable and other assets	19,061	17,233

TOTAL ASSETS	$1,095,092	$1,061,118

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Deposits:
Non-interest bearing demand accounts	$131,942	$130,556
Interest bearing accounts:
Demand	161,228	187,398
Savings	127,301	133,584
Time	414,955	359,567

Total Deposits	835,426	811,105

Securities sold under agreements to repurchase and overnight borrowings	35,179	43,311
Federal Home Loan Bank advances	94,104	83,044
Notes payable	73	7,590
Subordinated Debentures	20,620	10,310
Accrued interest payable and other liabilities	13,617	12,181

Total Liabilities	999,019	967,541

SHAREHOLDERS' EQUITY
Preferred stock; no par value, 300,000 shares authorized, none issued
Common stock, no par value, 20,000,000 shares authorized;
6,484,202 and 6,278,035 shares issued and outstanding in 2006 and 2005	$91,652	$87,634
Retained earnings	4,552	6,198
Accumulated other comprehensive loss	(131)	(255)

Total Shareholders' Equity	96,073	93,577

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,095,092	$1,061,118

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In Thousands of Dollars, Except for Per Share Data)

	Year Ended December 31,

	2006	2005	2004

Interest Income:
Loans, including fees	$67,200	$50,030	$41,350
Securities:
Taxable	2,139	1,952	1,655
Exempt from federal income tax	1,000	956	951
Short term investments	447	192	136

Total Interest Income	70,786	53,130	44,092

Interest Expense:
Deposits	22,942	12,368	7,453
FHLB Advances, notes payable and subordinated debentures	6,106	4,585	3,968
Other	1,673	861	289

Total Interest Expense	30,721	17,814	11,710

Net Interest Income	40,065	35,316	32,382
Provision for loan losses	767	295	(425)

Net Interest Income after Provision for Loan Losses	39,298	35,021	32,808

Non-Interest Income:
Service charges on deposit accounts	3,828	3,137	2,813
Gain on sale of mortgage loans	1,265	1,686	2,663
Mortgage servicing, net of amortization	526	205	(55)
Gain on sale of securities	7	33	54
Courier and cash delivery services	1,009	1,036	1,072
Real estate appraisal services	228	553	604
Commissions on real estate sales	821	1,113	945
Title insurance fees	410	551	618
Other	2,039	1,418	1,337

Total Non-Interest Income	10,133	9,732	10,051
Non-Interest Expense:
Salaries and employee benefits	18,591	16,100	15,718
Occupancy and equipment	5,132	4,240	3,866
Amortization of intangibles	665	395	302
Michigan single business tax	100	205	472
Outside professional services	1,214	1,809	1,598
Advertising and promotions	1,059	571	497
Other	8,060	6,620	5,908

Total Non-Interest Expense	34,821	29,940	28,361

Income Before Federal Income Taxes	14,610	14,813	14,497
Federal Income Taxes	4,402	4,703	4,139

NET INCOME	$10,208	$10,110	$10,358
Other comprehensive income:
Change in unrealized gain (loss) on securities, net of tax
and reclassification effects	124	(590)	(631)

COMPREHENSIVE INCOME	$10,332	$9,520	$9,727

Basic earnings per share	$1.56	$1.67	$1.67

Diluted earnings per share	$1.55	$1.64	$1.63

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In Thousands of Dollars, Except for Share and per Share Data)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

Balances at January 1, 2004	$75,591	$9,187	$966	$85,744
Net income for 2004		10,358		10,358
Cash dividends - $0.71 per share		(4,409)		(4,409)
5% stock dividend - 252,935 shares	7,320	(7,320)		0
Issuance of 72,248 shares of common stock
through exercise of stock options (including $248 of
tax benefit)	1,291			1,291
Issuance of 41,104 shares of common stock
through the dividend reinvestment plan	1,140			1,140
Issuance of 5,967 shares of common stock
from supplemental shareholder investments	168			168
Purchase of 706,700 shares of stock	(21,195)			(21,195)
Issuance of 14,279 shares of common stock	398			398
Net change in unrealized gain/(loss) on
securities available for sale, net of tax of $348			(631)	(631)

BALANCES AT DECEMBER 31, 2004	$64,713	$7,816	$335	$72,864

Net income for 2005		10,110		10,110
Cash dividends - $0.79 per share		(4,787)		(4,787)
5% stock dividend - 298,927 shares	6,941	(6,941)		0
Issuance of 35,140 shares of common stock
through exercise of stock options (including $90 of
tax benefit)	601			601
Issuance of 48,780 shares of common stock
through the dividend reinvestment plan	1,174			1,174
Issuance of 9,320 shares of common stock
from supplemental shareholder investments	243			243
Purchase of 37,200 shares of stock	(1,014)			(1,014)
Issuance of 14,465 shares of common stock	356			356
Issuance of 586,466 shares for acquisition	14,620			14,620
Net change in unrealized gain/(loss) on
securities available for sale, net of tax of $131			(590)	(590)

BALANCES AT DECEMBER 31, 2005	$87,634	$6,198	$(255)	$93,577

Impact of adopting SEC Staff Accounting Bulletin 108		293		293
Net income for 2006		10,208		10,208
Cash dividends - $0.85 per share		(5,586)		(5,586)
5% stock dividend - 308,757 shares	6,561	(6,561)		0
Issuance of 36,203 shares of common stock
through exercise of stock options (including $102 of
tax benefit)	589			589
Issuance of 58,666 shares of common stock
through the dividend reinvestment plan	1,316			1,316
Issuance of 6,998 shares of common stock
from supplemental shareholder investments	164			164
Purchase of 222,500 shares of stock	(5,254)			(5,254)
Issuance of 18,043 shares of common stock	396			396
Stock option and restricted stock expense	246			246
Net change in unrealized gain/(loss) on
securities available for sale, net of tax of $64			124	124

BALANCES AT DECEMBER 31, 2006	$91,652	$4,552	$(131)	$96,073

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CASHFLOWS
(In Thousands of Dollars)

	Year Ended December 31,

	2006	2005	2004

OPERATING ACTIVITIES
Net income	$10,208	$10,110	$10,358
Adjustments to reconcile net income to net cash from
operating activities:
Provision for loan losses	767	295	(425)
Depreciation of premises and equipment	2,539	2,342	1,954
Net amortization (accretion) of security premiums/discounts	(17)	163	203
Gain on sale of securities	(7)	(33)	(54)
Amortization and impairment of intangibles	665	395	718
Stock option and restricted stock grant compensation expense	246	6	0
Gain on sale of mortgage loans	(1,265)	(1,686)	(2,663)
Proceeds from sales of mortgage loans	55,379	79,564	119,401
Loans originated for sale	(54,940)	(76,202)	(114,547)
Deferred federal income tax benefit	210	185	384
Decrease (increase) in accrued interest receivable and other assets	2,084	(540)	(1,548)
Increase in accrued interest payable and other liabilities	1,788	1,501	286

NET CASH FROM OPERATING ACTIVITIES	17,657	16,088	14,067

INVESTING ACTIVITIES
Bank acquisition, net of cash assumed	0	(23,573)	0
Proceeds from sales of securities available for sale	0	119	227
Proceeds from maturities and calls of securities available for sale	38,815	19,672	36,164
Purchase of securities available for sale	(33,917)	(19,949)	(39,263)
Sale (Purchase) of Federal Home Loan Bank stock, net	385	(208)	(426)
Net increase in portfolio loans	(37,708)	(61,935)	(36,255)
Net purchases of premises and equipment	(3,294)	(2,095)	(1,509)

NET CASH FROM INVESTING ACTIVITIES	(35,719)	(87,969)	(41,062)

FINANCING ACTIVITIES
Net increase in deposits	24,321	74,503	35,713
Net increase (decrease) in securities sold under agreements to
repurchase and overnight borrowings	(8,132)	4,211	(7,969)
Repayment of notes payable and other borrowings	(8,017)	(21)	(11,019)
Repayment of Federal Home Loan Bank borrowings	(7,660)	(13,392)	(2,806)
Proceeds from Federal Home Loan Bank borrowings	18,720	18,200	7,000
Proceeds from subordinated debentures and other borrowings	10,810	4,747	21,310
Cash dividends and cash paid in lieu of fractional shares on
stock dividend	(5,586)	(4,787)	(4,409)
Repurchase of the Company's common stock	(5,254)	(1,014)	(21,195)
Cash proceeds from issuance of common stock	2,465	16,994	2,997

NET CASH FROM FINANCING ACTIVITIES	21,667	99,441	19,622

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,605	27,560	(7,373)
Cash and cash equivalents at beginning of year	$53,332	$25,772	$33,145

CASH AND CASH EQUIVALENTS AT END OF YEAR	$56,937	$53,332	$25,772

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$29,680	$17,244	$13,412
Income taxes	$4,818	$3,725	$3,975
Non cash transfer of loans to other real estate owned	$4,452	$745	$1,194
Non cash transfer of liabilities for implementation of SAB 108 to
retained earnings	$293	$0	$0

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASHFLOWS (continued)

Keystone Community Bank acquisition: (In Thousands of Dollars)	2006	2005	2004

Securities acquired (including FHLB stock)	0	2,943	0
Loans acquired, net of allowance for loan losses	0	144,919	0
Bank premises and equipment	0	2,085	0
Acquisition intangibles recorded	0	17,131	0
Other assets assumed	0	1,016	0
Deposits assumed	0	(133,335)	0
Borrowings assumed	0	(9,670)	0
Other liabilities assumed	0	(1,516)	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Firstbank Corporation (the “Company”) is a bank holding company. Each subsidiary bank of the Company is a full service community bank. The subsidiary banks offer all customary banking services, including the acceptance of checking, savings and time deposits, and the making of commercial, agricultural, real estate, personal, home improvement, automobile and other installment and consumer loans. The consolidated assets of the Company, $1.095 billion as of December 31, 2006, primarily represent commercial and retail banking activity. Mortgage loans serviced for others of $472 million, as of December 31, 2006, are not included in the Company’s consolidated balance sheet.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, Firstbank – Alma; Firstbank (Mt. Pleasant); Firstbank – West Branch; Firstbank – Lakeview; Firstbank – St. Johns; and Keystone Community Bank (the “Banks”); 1st Armored, Incorporated; Gladwin Land Company, Incorporated; 1st Title, Incorporated; 1st Investors Title, LLC; C.A. Hanes Realty, Incorporated; and FBMI Risk Management Services, Inc., after elimination of inter-company accounts and transactions. These subsidiaries are wholly owned, except C.A. Hanes Realty, which has a 45% minority interest and 1st Investors Title, LLC, which has a 48% minority interest. Each of the Company’s six banks operates its own Mortgage Company. Keystone Community Bank also owns Keystone Premium Finance, LLC, which has been in the business of financing large dollar insurance premiums and now is in the process of winding down its portfolio. The operating results of these companies are consolidated into each Bank’s financial statements. During 2004 the Company formed a special purpose trust, Firstbank Capital Trust I, and in 2006 formed Firstbank Capital Trust II, for the sole purpose of issuing trust preferred securities. Under generally accepted accounting principles, these trusts are not consolidated into the financial statements of the Company.

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

Current Vulnerability Due to Certain Concentrations: The Company’s business is concentrated in the mid-central and southwestern sections of the lower peninsula of Michigan. Management is of the opinion that no concentrations exist that make the Company vulnerable to the risk of a near term severe impact. While the loan portfolio is diversified, the customers’ ability to honor their debts is partially dependent on the local economies. The Company’s service area is primarily dependent on manufacturing (automotive and other), agricultural and recreational industries. Most commercial and agricultural loans are secured by business assets, including commercial and agricultural real estate and federal farm agency guarantees. Generally, consumer loans are secured by various items of personal property and mortgage loans are secured by residential real estate. The Company’s funding sources include time deposits and other deposit products which bear interest. Periods of rising interest rates result in an increase in the cost of funds to the Company and an increase in yields on certain assets. Conversely, periods of falling interest rates result in a decrease in yields on certain assets and costs of certain funds.

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

Securities Available for Sale: Securities available for sale consist of bonds and notes which might be sold prior to maturity due to changes in interest rate, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss (the difference between the fair value and amortized cost of the securities so classified) is reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated.

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

Mortgage Derivatives: From time to time, the Company enters into mortgage banking derivatives such as forward contracts and rate lock commitments in the ordinary course of business. The derivatives are not designated as hedges and are carried at fair value. The net gain or loss on mortgage banking derivatives is included in gain on sale of loans.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights retained. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold, which is reduced by the cost allocated to the servicing right. The Company generally locks in its sale price to the purchaser of the loan at the same time it makes a rate commitment to the borrower.

Loans: Loans receivable, for which management has the intent and ability to hold for the foreseeable future or payoff are reported at their outstanding unpaid principal balances, net of any deferred fees or costs on originated loans, unamortized premiums or discounts. Loan origination fees and certain origination costs are capitalized and recognized as an adjustment to yield of the related loan. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term without anticipating prepayments. Interest income on mortgage and commercial loans is discontinued at the time the loan becomes 90 days delinquent unless the credit is well secured and in process of collection. Consumer and unsecured consumer line of credit loans are typically charged off no later than 120 days past due. In all cases loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

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

Other Real Estate: Other real estate (included as a component of other assets) includes properties acquired through either a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and is initially recorded at the fair value when acquired, establishing a new cost basis. These properties are evaluated periodically and if fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Other real estate owned totaled $1.1 million and $1.7 million at December 31, 2006 and 2005.

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment is recognized in the period identified.

Other intangible assets consist of core deposit, acquired customer relationship intangible assets arising from whole bank and branch acquisitions, and non-compete agreements. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives.

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

Stock Splits and Dividends: Dividends issued in stock are reported by transferring the market value of the stock issued from retained earnings to common stock. Fractional shares are issued or are paid in cash. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issue of the financial statements. A stock dividend of 5% was paid on December 29, 2006, to shareholders of record as of December 15, 2006. A stock dividend of 5% was paid on December 31, 2005, to shareholders of record as of December 14, 2005. A stock dividend of 5% was paid on December 31, 2004, to shareholders of record as of December 17, 2004.

Stock Based Compensation: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006. For 2006, adopting this standard resulted in a reduction of income before income taxes of $239,912, a reduction in net income of $158,342 and a decrease in both basic and diluted earnings per share of $0.02.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock based compensation cost is reflected in net income for the years ending December 31, 2005 and 2004, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock Based Compensation, for the years ending December 31, 2005 and 2004.

	2005	2004

(in thousands of dollars, except per share information)
Net income as reported	$10,110	$10,358
Deduct stock-based compensation expense determined
under fair value based method	152	183

Pro forma net income	$9,958	$10,175

Basic earnings per share as reported	$1.67	$1.67
Pro forma basic earnings per share	$1.64	$1.63

Diluted earnings per share as reported	$1.64	$1.63
Pro forma diluted earnings per share	$1.62	$1.60

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

Effect of Newly Issued Accounting Standards:

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment. See “Stock Compensation” above for further discussion of the effect of adopting this standard.

SAB 108:
In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The adoption of SAB 108 at December 31, 2006 resulted in the recording of an increase to retained earnings of $293,000. This was an accumulation of prior years over accruals of Michigan single business tax and federal tax liabilities.

Effect of Newly Issued But not Yet Effective Accounting Standards:

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment to FASB Statements No. 133 and 140. This Statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of Statement No. 133, and establishes a requirement to evaluate interests in securitized financial assets and other items. The new standard is effective for financial assets acquired or issued after the beginning of the entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140. This Statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized; 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity’s exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. This standard is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006 with the effects of initial adoption being reported as a cumulative-effect adjustment to retained earnings. The Company does not expect the adoption of this statement will have a material impact on its consolidated financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of the adoption of this standard.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial statements.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company has determined that the adoption of EITF No. 06-4 will not have a material effect on the financial statements.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassification: Certain 2005 and 2004 amounts have been reclassified to conform to the 2006 presentation.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

NOTE 2 – ACQUISITIONS

On February 2, 2007 the Company announced the signing of a definitive agreement to acquire ICNB Financial Corporation. ICNB Financial is the holding company for Ionia County National Bank which is based in Ionia, Michigan. As of December 31, 2006, ICNB Financial had total assets of $236 million, total deposits of $179 million, and total portfolio loans of $185 million. The transaction is subject to shareholder approval of ICNB Financial, as well as regulatory approvals. The merger is expected to be completed in the second quarter of 2007, at which time Ionia County National Bank will become a wholly owned subsidiary of Firstbank Corporation.

Based on the number of shares of ICNB Financial Corporation common stock outstanding (1,243,412), the share price of Firstbank Corporation common stock at the time of the agreement, and subject to certain adjustments, the aggregate transaction value is approximately $38.4 million. The agreement provides for the merger of ICNB Financial Corporation with and into Firstbank Corporation. Under the terms of the agreement, shareholders of ICNB Financial Corporation will elect to convert their shares into 1.407 shares of Firstbank Corporation common stock or $31.50 in cash per share, or a combination of stock and cash. The agreement also provides that no more than 50% of the shares of ICNB will be converted into shares of Firstbank Corporation.

On October 1, 2005 the Company acquired 100 percent of Keystone Community Bank. The results of Keystone’s operations have been included in the consolidated financial statements since that date. Keystone is a community bank located in Kalamazoo, Michigan and operates five branches in Kalamazoo County. As a result of the acquisition, the Company expects to be able to reduce the operating costs of Keystone through economies of scale.

The aggregate purchase price was $26.6 million, including $12.0 million of cash and common stock valued at $14.6 million. The 588,466 shares issued were valued at the closing price of the stock on the day the terms of the acquisition were agreed to and announced. The acquisition resulted in the creation of $17.3 million of intangible assets, of which $1.4 million and $271,000 were assigned to core deposit intangible and non-compete intangibles, respectively. The remaining $15.6 million was determined to be goodwill. At the time of acquisition, Keystone had total assets of $156 million, including $146 million of loans, net of allowance for loan losses.

NOTE 3 – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Company’s subsidiary banks are required to maintain average reserve balances in the form of cash and non-interest bearing balances due from the Federal Reserve Bank. The average reserve balances required to be maintained during 2006 and 2005 were $4,355,000 and $4,764,000, respectively. These balances do not earn interest.

NOTE 4 – SECURITIES

The fair value of securities available for sale was as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses

	(In Thousands of Dollars)
Securities Available for Sale:
December 31, 2006:
U.S. governmental agency	$33,584	$0	$(207)
States and political subdivisions	28,188	161	(132)
Collateralized Mortgage Obligations	4,143	7	(29)
Equity	3,210	1	(0)

Total	$69,125	$169	$(368)

December 31, 2005:
U.S. governmental agency	$36,851	$1	$(484)
States and political subdivisions	30,537	293	(143)
Collateralized Mortgage Obligations	3,544	8	(63)
Equity	2,879	1	(0)

Total	$73,811	$303	$(690)

Securities with unrealized losses at year end 2006 and 2005 not recognized in income are as follows:

	Less than 12 Months		12 Months or More		Total

Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

December 31, 2006
US Government Agencies	$16,893	$(99)	$8,518	$(108)	$25,411	$(207)
States and Political Subdivisions	623	(2)	11,344	(130)	11,967	(132)
Collateralized Mortgage Obligations	0	0	2,223	(29)	2,223	(29)

Total Temporarily Impaired	$17,516	$(101)	$22,085	$(267)	$39,601	$(368)

December 31, 2005
US Government Agencies	$15,560	$(188)	$16,334	$(296)	$31,894	$(484)
States and Political Subdivisions	1,655	(19)	10,988	(124)	12,643	(143)
Collateralized Mortgage Obligations	0	0	3,025	(63)	3,025	(63)

Total Temporarily Impaired	$17,215	$(207)	$30,347	$(483)	$47,562	$(690)

Unrealized losses on securities shown in the previous tables have not been recognized into income because the issuers’ bonds are of high credit quality, management has the intent and ability to hold these bonds for the foreseeable future, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the securities approach their maturity, or interest rate reset dates.

Gross realized gains (losses) on sales and calls of securities were:

	(In Thousands of Dollars)
	2006	2005	2004

Gross realized gains	$7	$33	$54
Gross realized losses	0	0	0

Net realized gains (losses)	$7	$33	$54

The fair value of securities at December 31, 2006, by stated maturity, is shown below. Actual maturities may differ from stated maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Fair Value
(In Thousands of Dollars)
Due in one year or less	$26,524
Due after one year through five years	25,001
Due after five years through ten years	9,796
Due after ten years	4,594

Total	65,915
Equity securities	3,210

Total securities	$69,125

At December 31, 2006 and 2005, securities with carrying values approximating $47,813,000 and $51,133,000 were pledged to secure public trust deposits, securities sold under agreements to repurchase, and for such other purposes as required or permitted by law.

NOTE 5 – LOAN SERVICING

Loans held for sale at year end are as follows:

	(In Thousands of Dollars)
	2006	2005

Loans held for sale	$1,120	$293
Less: Allowance to adjust to lower of cost or market	0	0

Loans held for sale, net	$1,120	$293

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year end are as follows:

	(In Thousands of Dollars)
	2006	2005

Mortgage loan portfolios serviced for:
Federal Home Loan Mortgage Association	$466,066	$466,438
Federal National Mortgage Association	$5,549	$6,554

Custodial escrow balances maintained in connection with serviced loans were $591,300 and $667,000 at year end 2006 and 2005.

Activity for capitalized mortgage servicing rights was as follows:

	(In Thousands of Dollars)
	2006	2005	2004

Servicing rights:
Beginning of year	$1,947	$2,188	$2,537
Additions	515	556	885
Amortized to expense	(607)	(800)	(1,232)
Valuation (Impairment)/Recovery	1	3	(2)

End of year	$1,856	$1,947	$2,188

Management has determined that a valuation allowance of $2 thousand was necessary at December 31, 2006. A valuation allowance of $3 thousand and $6 thousand was required at December 31, 2005 and 2004.

The fair value of mortgage servicing rights was $4,312,000 and $5,126,000 at year end 2006 and 2005. Fair value was determined using a discount rate of 9.25%, prepayment speeds ranging from 99% to 422%, depending on the stratification of the specific right, and a weighted average delinquency rate of 0.76%.

The weighted average amortization period is 4.0 years. Estimated amortization expense for each of the next five years is:

(In Thousands of Dollars)
2007	$ 326
2008	271
2009	237
2010	212
2011	187

NOTE 6 – LOANS

Loans at year end were as follows:

	(In Thousands of Dollars)
	2006	2005

Commercial	$194,810	$183,473
Mortgage Loans on Real Estate:
Residential	284,137	272,402
Commercial	286,249	302,471
Construction	81,218	61,067
Consumer	58,766	57,404
Credit Card	4,340	1,807

Subtotal	909,520	878,624
Less:
Allowance for loan losses	9,966	11,559

Loans, net	$899,554	$867,065

Activity in the allowance for loan losses was as follows:

	(In Thousands of Dollars)
	2006	2005	2004

Beginning balance	$11,559	$10,581	$11,627
Allowance of acquired bank	0	1,949	0
Provision for loan losses	767	295	(425)
Loans charged off	(2,694)	(1,739)	(930)
Recoveries	334	473	309

Ending balance	$9,966	$11,559	$10,581

Impaired loans were as follows:

	(In Thousands of Dollars)
	2006	2005	2004

Year end loans with no allocated allowance for loan losses	$2,500	$1,305	$170
Year end loans with allocated allowance for loan losses	394	3,651	1,262

Total	$2,894	$4,956	$1,432

Amount of the allowance for loan losses allocated	$204	$1,209	$610

	(In Thousands of Dollars)
	2006	2005	2004

Nonaccrual loans at year end	$1,768	$4,770	$1,456
Loans past due over 90 days still on accrual at year end	2,485	2,440	408
Average of impaired loans during the year	3,315	4,736	1,605
Interest income recognized during impairment	183	187	31
Cash-basis interest income recognized	24	23	5

Approximately $31,732,000 and $36,823,000 of commercial loans were pledged to the Federal Reserve Bank of Chicago at December 31, 2006 and 2005 to secure potential overnight borrowings.

NOTE 7 – PREMISES AND EQUIPMENT

Year end premises and equipment were as follows:

	(In Thousands of Dollars)
	2006	2005

Land	$4,667	$4,339
Buildings	19,127	18,357
Furniture, fixtures and equipment	15,245	14,653

Total	39,039	37,349
Less:
Accumulated depreciation	(18,807)	(17,872)

Total	$20,232	$19,477

Depreciation expense was $2,539,000, $2,342,000, and $1,954,000 for 2006, 2005, and 2004. Rent expense was $342,000 for 2006, $244,000 for 2005, and $252,000 for 2004. Rental commitments for the next five years under non-cancelable operating leases were as follows (before considering renewal options that generally are present):

(In Thousands of Dollars)
2007	$ 368
2008	349
2009	320
2010	276
2011	281

Total	$1,594

NOTE 8 – GOODWILL AND INTANGIBLE ASSETS

Goodwill

The change in the carrying amount of goodwill for the year is as follows:

	(In Thousands of Dollars)
	2006	2005

Balance at January 1	$19,888	$4,465
Impairment write down	0	0
Goodwill from acquisitions	206	15,423

Balance at December 31	$20,094	$19,888

The $206,000 Goodwill from acquisitions in 2006 above relates to an adjustment to goodwill associated with the acquisition of Keystone.

Acquired Intangible Assets

Acquired intangible assets at year end were as follows:

	(In Thousands of Dollars)
	Gross Amount	Accumulated Amortization	Net Carrying Amount

2006
Amortized intangible assets:
Core deposit premium resulting from
bank and branch acquisitions	$6,179	$3,268	$2,911
Other customer relationship intangibles	291	157	134

Total	$6,470	$3,425	$3,045

2005
Amortized intangible assets:
Core deposit premium resulting from
branch acquisitions	$6,179	$2,715	$3,464
Other customer relationship intangibles	291	45	246

Total	$6,470	$2,760	$3,710

Aggregate amortization expense was $665,000, $395,000, and $302,000 for 2006, 2005, and 2004, respectively.

Estimated amortization expense for each of the next five years:

(In Thousands of Dollars)
Year	Amount

2007	$623
2008	539
2009	470
2010	400
2011	367

NOTE 9 – FEDERAL INCOME TAXES

Federal income taxes consist of the following:

	(In Thousands of Dollars)
	2006	2005	2004

Current expense	$4,323	$4,791	$3,755
Deferred expense (benefit)	79	(88)	384

Total	$4,402	$4,703	$4,139

A reconciliation of the difference between federal income tax expense and the amount computed by applying the federal statutory tax rate of 35% in 2006, 2005 and 2004 is as follows:

	(In Thousands of Dollars)
	2006	2005	2004

Tax at statutory rate	$5,114	$5,185	$5,074
Adjustment of federal tax contingent liability	(240)	(529)
	0
Effect of tax-exempt interest	(433)	(384)	(329)
Other	(42)	(98)	(77)

Federal income taxes	$4,402	$4,703	$4,139

Effective tax rate	30%	32%	29%

The federal tax accrual was reduced in 2006 and 2004 to reflect management’s current estimate of contingent tax liabilities.

The components of deferred tax assets and liabilities consist of the following at December 31st year end:

	(In Thousands of Dollars)
	2006	2005

Deferred tax assets:
Allowance for loan losses	$3,540	$4,017
Deferred compensation	1,222	1,146
Other	333	374
Unrealized loss on securities available for sale	64	131

Total deferred tax assets	5,159	5,668

Deferred tax liabilities:
Fixed assets	(1,184)	(1,397)
Mortgage servicing rights	(650)	(682)
Purchase accounting adjustment	(519)	(691)
Other	(633)	(579)

Total deferred tax liabilities	(2,986)	(3,349)

Net deferred tax assets	$2,173	$2,319

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. Management has determined that no such allowance is required at December 31, 2006 or 2005.

Net deferred tax assets at December 31, 2006 and 2005 are included in other assets in the accompanying consolidated balance sheets.

NOTE 10 – DEPOSITS

Time deposits of $100,000 or more were $169,445,000 and $150,280,000 at year end 2006 and 2005. There were $46.0 million and $44.4 million of brokered CDs included in time deposits of $100,000 or more in 2006 and 2005 respectively.

Scheduled maturities of time deposits at December 31, 2006 were as follows:

(In Thousands of Dollars)
Year	Amount

2007	$322,787
2008	45,900
2009	19,299
2010	15,449
2011	11,453
2012 and after	67

Total	$414,955

NOTE 11 – BORROWINGS

Information relating to securities sold under agreements to repurchase is as follows:

	(In Thousands of Dollars)
	2006	2005

At December 31:
Outstanding Balance	$32,079	$31,011
Average Interest Rate	4.17%	2.88%

Daily Average for the Year:
Outstanding Balance	$31,108	$28,065
Average Interest Rate	3.89%	2.18%

Maximum Outstanding at any Month End	$37,459	$31,920

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

The Company had overnight borrowings of $3,100,000 at December 31, 2006. There were $12,300,000 overnight borrowings at December 31, 2005.

The Company established a line of credit agreement with LaSalle Bank, Chicago, Illinois on June 30, 2003 at a variable interest rate chosen by the Company of either LaSalle Bank’s prime commercial borrowing rate, or LIBOR plus 1.75%. This agreement allows for a revolving line of credit up to an aggregate principal amount of $25,000,000. The collateral for this agreement consists of all outstanding capital stock of Firstbank – Alma, Firstbank (Mt. Pleasant) and Firstbank – West Branch. In September and October of 2005 the Company accessed $7.5 million of the LaSalle Bank line of credit to provide temporary funds for the acquisition of Keystone Community Bank. That balance was outstanding at the end of 2005 and had an interest rate at year end of 6.27%. The terms of the agreement require the Company to pay interest quarterly on the outstanding borrowing. The LaSalle Bank line of credit was paid in full on January 20, 2006. In November of 2006, the Company accessed $500,000 of the LaSalle Bank line of credit to provide temporary funds for operations. That balance was repaid in December 2006.

Firstbank – Alma has notes payable with a total balance of $73,000 and $95,000 at December 31, 2006 and 2005. These notes mature on January 1, 2010 and were part of the consideration paid for a subsidiary, which has since been sold.

NOTE 12 – FEDERAL HOME LOAN BANK ADVANCES

Long term borrowings have been secured from the Federal Home Loan Bank. At year end, advances from the Federal Home Loan Bank were as follows:

	(In Thousands of Dollars)
	2006	2005

Maturities January 2007 through March 2026 at
fixed rates ranging from 2.72% to 7.3%, averaging 5.13%	$90,104	$83,044

Maturities October 2008 through January 2011 with a variable rate of interest
tied to the 30 and 90 day LIBOR rate	$4,000	$0

Each Federal Home Loan Bank advance is payable at its maturity date without penalty, however, substantial penalties do exist if an advance is paid before its contractual maturity. Such penalties vary from advance to advance and are based on the size, interest rate, and remaining term of each specific advance. Advances of $41,900,000 maturing in 2010 may be converted from fixed to variable rate by the FHLB, but may be repaid, without penalty, if that option is exercised. The advances were collateralized by $213,903,000 and $139,045,000 of first mortgage loans under a blanket lien arrangement at year end 2006 and 2005. As of December 31, 2006, the Company had $41,846,000 of additional borrowing capacity with the Federal Home Loan Bank.

Maturities of FHLB advances are as follows:

(In Thousands of Dollars)
2007	$12,617
2008	22,121
2009	6,000
2010	41,545
2011	5,000
2012 and after	6,821

Total	$94,104

NOTE 13 – SUBORDINATED DEBENTURES

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

On January 20, 2006, a trust formed by the Company issued $10,310,000 of trust preferred securities as part of a pooled offering of such securities. The securities carry an interest rate of 6.049% for five years, and then convert to a variable rate of LIBOR plus 1.27% for the remainder of their term. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering; the debentures represent the sole assets of the trust. The Company may redeem the subordinated debentures, in whole or in part, any time on or after April 7, 2011 at 100% of the principal amount of the securities. The debentures are required to be paid in full on April 7, 2036.

In accordance with FASB Interpretation 46R, the trusts are not consolidated with the Company’s financial statements, but rather the subordinated debentures are shown as a liability. The Company’s investment in the common stock of the trust was $620,000 and is included in securities available for sale.

NOTE 14 – BENEFIT PLANS

The 401(k) plan, a defined contribution plan, is an IRS qualified 401(k) salary deferral plan, under which Firstbank Corporation stock is one of the investment options. Both employee and employer contributions may be made to the plan. The Company’s 2006, 2005 and 2004 matching 401(k) contributions charged to expense were $437,000, $368,000, and $410,000, respectively. The percent of the Company’s matching contribution to the 401(k) is determined annually by the Board of Directors.

Keystone Community Bank had a 401(k) plan that allowed both employee and employer contributions. Keystone’s plan was a defined contribution plan and an IRS qualified 401(k) Safe Harbor salary deferral plan. Keystone’s 2005 matching contributions charged to expense after acquisition was $14,000. The percent of the matching contribution to the 401(k) is determined annually by the IRS requirements of a Safe Harbor plan and the Board of Directors. Keystone’s plan was merged into the Firstbank 401(k) plan on January 1, 2006.

The Board of Directors had established the Firstbank Corporation Affiliate Deferred Compensation Plan (“Plan”). The American Jobs Creation Act of 2004, passed in October, had significant impact on the design and operation of non-qualified deferred compensation plans. As a result of those changes, future deferrals into the Plan were suspended effective December 31, 2004. Prior to December 31, 2004, Directors of the holding company and each affiliate bank were eligible to participate in the Plan. In addition, key management of the holding company and affiliate banks as designated by the Board of Directors were eligible to participate. The plan is a nonqualified plan as defined by the Internal Revenue Code, and as such, all contributions are invested at the recommendation of the participant and are assets of the Company. The Company recognizes a corresponding liability to each participant. The plan allowed Directors to defer their director fees and key management to defer a portion of their salaries into the Plan.

NOTE 15 – STOCK BASED COMPENSATION

The Company has stock based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $246,000, $6,000, and $0 for 2006, 2005 and 2004. The total income tax benefit was $86,000, $2,000 and $0.

The Firstbank Corporation Stock Compensation Plans of 1993, 1997 and 2006 (“Plans”), as amended, which were shareholder approved, provide for the grant of 395,986, 593,798 and 315,000 shares of stock, respectively, in either restricted form or under option. Options may be either incentive stock options or nonqualified stock options. As of December 31, 2006 only nonqualified stock options have been issued under the plans. The Plan of 1993 terminated April 26, 2003. The 1997 Plan will terminate April 28, 2007. The 2006 Plan will terminate February 27, 2016. The Board, at its discretion, may terminate any or all of the Plans prior to the Plans’ scheduled termination dates.

Stock Option
Each option granted under the Plans may be exercised in whole or in part during such period as is specified in the option agreement governing that option. Options may only be issued with exercise prices equal to, or greater than, the stock’s market value on the date of issuance. The length of time available for a stock option to be exercised is governed by each option agreement, but has not been more than ten years from the issuance date.

Statement of Financial Accounting Standards No. 123R requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This applies to outstanding awards vesting, granted or modified after January 1, 2006.

Beginning with the first quarter of 2006 stock-based compensation cost is reflected in net income using the fair value method, as required by Statement of Financial Accounting Standards No. 123R — Share based Payments. Prior to the first quarter of 2006, stock-based compensation cost was reflected as a footnote adjustment to net income, as allowed by FASB Statement No. 123, Accounting for Stock-Based Compensation. All options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The weighted average fair value of options granted was $5.53, $4.42 and $4.96 in 2006, 2005, and 2004, respectively.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of our common stock. We use historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

	2006		2005		2004

Risk-free interest rate	4.54%		4.32%		4.20%
Expected option life	7 yea	rs	7 Yea	rs	7 Yea	rs
Expected stock price volatility	30.7%		21.6%		23.7%
Dividend yield	3.9%		3.5%		3.6%

Activity under the plans:

	Twelve months ended December 31, 2006 Total options outstanding

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (000)

Options outstanding, beginning of period	470,936	$19.26
Granted	63,184	$22.00
Exercised	36,594	$13.32
Forfeited	15,910	$22.80

Options outstanding, end of period	481,616	$19.96	5.8	$1,210

Options exercisable, end of period	324,741	$18.50	4.3	$1,193

Proceeds, related tax benefits realized from options exercised and intrinsic value of options exercised were as follows:

	Twelve months ended December 31,

(In Thousands of Dollars)
	2006	2005	2004

Proceeds of options exercised	$487	$511	$1,043
Related tax benefit recognized	$102	$90	$248
Intrinsic value of options exercised	$330	$446	$1,082

As of December 31, 2006, there was $442,000 of total unrecognized compensation cost related to nonvested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.5 years.

Options outstanding at December 31, 2006 were as follows:

	Options outstanding			Exercisable

Range of exercise prices	Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (years)	Shares	Weighted Average Exercise Price

$ 6.94 - $14.00	41,504	$13.04	4.6	41,504	$13.04
$14.01 - $18.00	107,801	$14.43	2.6	107,801	$14.43
$18.01 - $22.00	164,072	$20.75	6.1	92,755	$20.04

Total	481,616	$19.96	5.8	324,741	$18.50

Restricted Stock
Restricted shares may be issued under the Plans as described above. Compensation expense is recognized over the vesting period of the shares based on the market value of the shares on the issue date.

A summary of change in the Company’s nonvested shares for 2006 follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value

Nonvested at January 1, 2006	2,318	$25.90
Granted	1,313	$23.05
Vested	-	-
Forfeited	-	-
Nonvested at December 31, 2006	3,631	$24.87

As of December 31, 2006, there was $54,000 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 3.1 years. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $0, $26,700, and $19,900.

NOTE 16 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2006 were as follows:

(In Thousands of Dollars)
Beginning balance	$43,457
New loans	64,708
Repayments	(59,587)
Addition/(Deletion) of Directors	(350)

Ending balance	$48,228

Deposits from principal officers, directors, and their affiliates at year end 2006 and 2005 were $23.8 million and $21.0 million respectively.

NOTE 17 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

Financial instruments with off-balance sheet risk were as follows at year end:

	(In Thousands of Dollars)
	2006		2005

	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate

Commitments to make loans	$24,525	$25,435	$33,911	$9,805
(at market rates)
Unused lines of credit and letters of
Credit	$24,676	$118,399	$17,522	$114,071
Standby Letters of Credit	$9,225	$10,551	$1,575	$13,085

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 6.75% to 10.25% and maturities ranging from 15 years to 30 years.

NOTE 18 – CONTINGENCIES

From time to time certain claims are made against the Company and its banking subsidiaries in the normal course of business. There were no outstanding claims considered by management to be material at December 31, 2006.

NOTE 19 – DIVIDEND LIMITATION OF SUBSIDIARIES

Capital guidelines adopted by Federal and State regulatory agencies and restrictions imposed by law limit the amount of cash dividends the banks can pay to the Company. At December 31, 2006, using the most restrictive of these conditions for each bank, the aggregate cash dividends that the banks can pay the Company without prior approval was $19,016,000. It is not the intent of management to have dividends paid in amounts which would reduce the capital of the banks to levels below those which are considered prudent by management and in accordance with guidelines of regulatory authorities.

NOTE 20 – STOCK REPURCHASE PROGRAM

On November 25, 2003, the Company announced a repurchase plan that authorized share repurchases of up to $10 million of Firstbank Corporation common stock. As of December 31, 2003, the Corporation had purchased 9,724 shares of its stock at an average price of $26.50 under the authorization.

During 2004 the Company repurchased 123,519 shares of its common stock for an average cost per share of $25.87 under the November 2003 repurchase plan.

During 2005, the Company repurchased 41,013 shares of its common stock for an average cost per share of $24.73.

During 2006, the Company repurchased 233,625 shares of its common stock for an average cost per share of $22.49.

The Corporation has remaining authority to repurchase up to $278,813 of common stock under the November 2003 repurchase plan.

NOTE 21 – CAPITAL ADEQUACY

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

At year end 2006 and 2005, the most recent regulatory notifications categorize the Company as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed that classification.

Actual and required capital amounts at year end (in Thousands of Dollars) and ratios are presented below:

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

2006
Total Capital to Risk Weighted Assets
Consolidated	103,285	11.43%	72,269	8.00%	NA	NA
Firstbank - Alma	20,523	11.06	14,851	8.00	$18,564	10.00%
Firstbank - Mt. Pleasant	18,216	10.02	14,543	8.00	18,179	10.00
Firstbank - West Branch	19,371	10.40	14,907	8.00	18,634	10.00
Firstbank - Lakeview	11,062	10.34	8,560	8.00	10,700	10.00
Firstbank - St. Johns	6,440	10.71	4,812	8.00	6,015	10.00
Keystone Community Bank	17,606	10.36	13,601	8.00	17,002	10.00

Tier 1 (Core) Capital to Risk Weighted Assets
Consolidated	93,688	10.37%	36,134	4.00%	NA	NA
Firstbank - Alma	18,198	9.80	7,426	4.00	$11,139	6.00%
Firstbank - Mt. Pleasant	16,337	8.99	7,272	4.00	10,908	6.00
Firstbank - West Branch	17,484	9.38	7,453	4.00	11,180	6.00
Firstbank - Lakeview	9,724	9.09	4,280	4.00	6,420	6.00
Firstbank - St. Johns	5,833	9.70	2,406	4.00	3,609	6.00
Keystone Community Bank	16,045	9.44	6,801	4.00	10,201	6.00

Tier 1 (Core) Capital to Average Assets
Consolidated	93,688	8.81%	42,540	4.00%	NA	NA
Firstbank - Alma	18,198	7.37	9,883	4.00	$12,353	5.00%
Firstbank - Mt. Pleasant	16,337	8.07	8,101	4.00	10,126	5.00
Firstbank - West Branch	17,484	7.59	9,210	4.00	11,512	5.00
Firstbank - Lakeview	9,724	7.80	4,987	4.00	6,234	5.00
Firstbank - St. Johns	5,833	8.48	2,753	4.00	3,441	5.00
Keystone Community Bank	16,045	9.07	7,076	4.00	8,845	5.00

2005
Total Capital to Risk Weighted Assets
Consolidated	90,705	10.40%	69,772	8.00%	NA	NA
Firstbank - Alma	21,638	10.89	15,901	8.00	$19,877	10.00%
Firstbank - Mt. Pleasant	17,621	10.61	13,286	8.00	16,607	10.00
Firstbank - West Branch	19,099	10.48	14,573	8.00	18,217	10.00
Firstbank - Lakeview	10,798	10.38	8,318	8.00	10,398	10.00
Firstbank - St. Johns	5,631	10.72	4,202	8.00	5,252	10.00
Keystone Community Bank	15,976	10.10	12,654	8.00	15,817	10.00

Tier 1 (Core) Capital to Risk Weighted Assets
Consolidated	80,246	9.20%	34,886	4.00%	NA	NA
Firstbank - Alma	19,145	9.63	7,951	4.00	$11,926	6.00%
Firstbank - Mt. Pleasant	15,616	9.40	6,643	4.00	9,964	6.00
Firstbank - West Branch	16,978	9.32	7,287	4.00	10,930	6.00
Firstbank - Lakeview	9,495	9.13	4,159	4.00	6,239	6.00
Firstbank - St. Johns	4,972	9.47	2,101	4.00	3,151	6.00
Keystone Community Bank	14,097	8.91	6,327	4.00	9,490	6.00

Tier 1 (Core) Capital to Average Assets
Consolidated	80,246	7.89%	40,663	4.00%	NA	NA
Firstbank - Alma	19,145	7.72	9,919	4.00	$12,399	5.00%
Firstbank - Mt. Pleasant	15,616	8.24	7,577	4.00	9,471	5.00
Firstbank - West Branch	16,978	7.47	9,086	4.00	11,357	5.00
Firstbank - Lakeview	9,495	7.82	4,856	4.00	6,070	5.00
Firstbank - St. Johns	4,972	8.41	2,365	4.00	2,956	5.00
Keystone Community Bank	14,097	8.77	6,327	4.00	8,038	5.00

NOTE 22 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year end:

	(In Thousands of Dollars)
	2006		2005

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets:
Cash and cash equivalents	$56,937	$56,937	$53,332	$53,332
Securities available for sale	69,125	69,125	73,811	73,811
Federal Home Loan Bank stock	5,924	5,924	6,309	6,309
Loans held for sale	1,120	1,127	293	293
Loans, net	899,554	869,336	867,065	843,949
Accrued interest receivable	4,733	4,733	4,093	4,093
Financial Liabilities:
Deposits	(835,426)	(838,490)	(811,105)	(808,957)
Securities sold under agreements to
repurchase and overnight borrowings	(35,179)	(35,179)	(43,311)	(43,311)
Federal Home Loan Bank advances	(94,104)	(91,052)	(83,044)	(82,430)
Notes payable and Subordinated Debentures	(20,693)	(23,427)	(17,900)	(17,895)
Accrued interest payable	(2,887)	(2,887)	(1,845)	(1,845)

The methods and assumptions used to estimate fair value are described as follows: The carrying amount is the estimated fair value for cash and cash equivalents, short term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short term debt, and variable rate loans or deposits that re-price frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent re-pricing or re-pricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The fair value of off-balance sheet items was not material to the consolidated financial statements at December 31, 2006 and 2005.

NOTE 23 – BASIC AND DILUTED EARNINGS PER SHARE

(In Thousands, Except per Share Data)	Year Ended December 31

	2006	2005	2004

Basic Earnings per Share
Net income	$10,208	$10,110	$10,358
Weighted average common shares outstanding	6,558	6,064	6,232

Basic earnings per share	$1.56	$1.67	$1.67

Diluted Earnings per Share
Net income	$10,208	$10,110	$10,358

Weighted average common shares outstanding	6,558	6,064	6,232
Add dilutive effects of assumed exercises of options	35	102	141

Weighted average common and dilutive potential
Common shares outstanding	6,593	6,166	6,372

Diluted earnings per share	$1.55	$1.64	$1.63

Stock options for 174,929, 120,281, and 65,091 shares of common stock were not considered in computing diluted earnings per share for 2006, 2005, and 2004 because they were anti-dilutive.

NOTE 24 – FIRSTBANK CORPORATION (PARENT COMPANY ONLY)
CONDENSED FINANCIAL INFORMATION
(In Thousands of Dollars)

CONDENSED BALANCE SHEETS

Years Ended December 31st	2006	2005

ASSETS
Cash and cash equivalents	$853	$1,061
Commercial loans	325	380
Investment in and advances to banking subsidiaries	103,481	99,928
Securities	1,923	1,613
Other assets	14,409	13,488

Total Assets	$120,991	$116,470

LIABILITIES AND EQUITY
Accrued expenses and other liabilities	$4,298	$5,087
Other Borrowed Funds	0	7,496
Subordinated Debentures	20,620	10,310
Shareholders' equity	96,073	93,577

Total Liabilities and Shareholders' Equity	$120,991	$116,470

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years Ended December 31st	2006	2005	2004

Dividends from banking subsidiaries	$10,450	$12,159	$11,350
Other income	4,880	4,632	4,663
Other expense	(7,894)	(6,853)	(6,849)

Income before income tax and undistributed subsidiary income	7,436	9,938	9,164
Income tax benefit	943	706	1,239
Equity in undistributed subsidiary income	1,829	(534)	(45)

Net income	10,208	10,110	10,358
Change in unrealized gain (loss) on securities, net of tax and
classification effects	124	(590)	(631)

Comprehensive income	$10,332	$9,520	$9,727

CONDENSED STATEMENTS OF CASH FLOWS

Years Ended December 31st	2006	2005	2004

ASSETS
Cash flows from operating activities
Net income	$10,208	$10,110	$10,358
Adjustments:
Equity in undistributed subsidiary income	(1,829)	534	45
Stock Option and Restricted Stock Grant Compensation Expense	246	6	0
Change in other assets	(921)	(1,346)	(1,122)
Change in other liabilities	(496)	935	586

Net cash from operating activities	7,208	10,233	9,867
Cash flows from investing activities
Purchases of Securities AFS	(310)	(1,303)	(310)
Net decrease in commercial loans	55	85	84
Payments for Investments in Subsidiaries	(1,600)	(30,714)	0

Net cash from investing activities	(1,855)	(31,932)	(226)
Cash flows from financing activities
Proceeds from issuance of long-term debt	10,810	7,496	21,310
Payments of long-term debt	(7,996)	(11,000)	0
Proceeds from stock issuance	2,465	16,994	2,997
Purchase of common stock	(5,254)	(1,014)	(21,195)
Dividends paid and cash paid in lieu of fractional shares
on stock dividend	(5,586)	(4,787)	(4,409)

Net cash from financing activities	(5,561)	18,689	(12,297)
Net change in cash and cash equivalents	(208)	(3,010)	(2,656)
Beginning cash and cash equivalents	1,061	$4,071	$6,727

Ending cash and cash equivalents	$853	$1,061	$4,071

NOTE 25 – OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows (In Thousands of Dollars):

	2006	2005	2004

Change in unrealized holding gains and losses on available for sale securities	$195	$(861)	$(925)
Less reclassification adjustments for gains and losses later recognized in income	7	33	54

Net unrealized gains and losses	188	(894)	(979)
Tax effect	64	304	348

Other comprehensive income (loss)	$124	$(590)	$(631)

NOTE 26 – QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Thousands of Dollars, Except per Share Data)		2006
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year

Interest income	$16,715	$17,545	$18,273	$18,253	$70,786
Net interest income	9,942	10,125	10,207	9,792	40,065
Income before federal income taxes	3,548	4,179	3,911	2,972	14,610
Net income	2,424	2,899	2,717	2,168	10,208
Basic earnings per share	0.38	0.44	0.42	0.33	1.56
Diluted earnings per share	0.37	0.44	0.41	0.33	1.55

	2005
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year

Interest income	$11,587	$12,118	$12,961	$16,464	$53,130
Net interest income	8,148	8,264	8,646	10,258	35,316
Income before federal income taxes	3,137	3,694	3,833	4,149	14,813
Net income	2,137	2,508	2,597	2,868	10,110
Basic earnings per share	0.36	0.43	0.44	0.44	1.67
Diluted earnings per share	0.35	0.42	0.43	0.44	1.64

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
General Manager, Public Broadcasting,
Central Michigan University

David D. Roslund, CPA
Administrator, Wilcox Health Care Center
Small Business Investor and Manager

Samuel A. Smith
Owner, Smith Family Funeral Homes

Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation	OFFICERS

Thomas R. Sullivan
President & Chief Executive Officer

Samuel G. Stone
Executive Vice President, Chief Financial
Officer, Secretary & Treasurer

William L. Benear
Vice President

David M. Brown
Vice President

David L. Miller
Vice President

Douglas J. Ouellette
Vice President

Dale A. Peters
Vice President

Richard D. Rice
Vice President and Controller

Thomas O. Schlueter
Vice President

James E. Wheeler, II
Vice President

FIRSTBANK CORPORATION 311 Woodworth Avenue P.O. Box 1029 Alma, Michigan 48801 (989) 463-3131	FIRSTBANK CORPORATION OPERATIONS CENTER 308 Woodworth Avenue Alma, Michigan 48801

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

James E. Wheeler, II
President & Chief Executive Officer

Richard A. Barratt
Executive Vice President

Laura A. Crocker
Vice President

Gregory A. Daniels
Vice President

Tammy L. Frisbey
Vice President

Marita A. Harkness
Vice President

Gerald E. Kench
Vice President

Timothy M. Lowe
Vice President

Joan S. Welke
Vice President

Pamela K. Winters
Vice President

SUBSIDIARY
Firstbank - Alma Mortgage Company

OFFICE LOCATIONS

Alma 7455 N. Alger Road (989) 463-3134 230 Woodworth Ave. (989) 463-3137 311 Woodworth Ave. (989) 463-3131	Ashley 114 S. Sterling St. (989) 847-2394 Merrill 125 W. Saginaw St. (989) 643-7253 Vestaburg 9002 W. Howard City-Edmore Rd. (989) 268-5445	Auburn 4710 S. Garfield Rd. (989) 662-4459 St. Charles 102 Pine St. (989) 865-9918	Ithaca 219 E. Center St. (989) 875-4107 St. Louis 135 W. Washington Ave. (989) 681-5758

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

Douglas J. Ouellette
President & Chief Executive Officer

Phillip R. Seybert
President, P.S. Equities, Inc.

Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation

Arlene A. Yost
Secretary and Treasurer, Jay's Sporting Goods, Inc.	OFFICERS

Douglas J. Ouellette
President & Chief Executive Officer

Clare R. Colwell
Community Bank President-Cadillac

Daniel J. Timmins
Community Bank President-Clare

Mark B. Perry
Senior Vice President

Robert L. Wheeler
Senior Vice President

Cheryl L. Gaudard
Vice President

Dianne M. Stilson
Vice President

SUBSIDIARY

Firstbank - Mt. Pleasant Mortgage Company

OFFICE LOCATIONS

Mt. Pleasant 102 S. Main St. (989) 773-2600 4699 Pickard St. (989) 773-2335 2013 S. Mission St. (989) 773-3959 1925 E. Remus Rd. (989) 775-8528	Cadillac 114 W. Pine St. (231) 775-9000 Clare 806 N. McEwan Ave. (989) 386-7313	Shepherd 258 W. Wright Ave. (989) 828-6625	Winn 2783 Blanchard Rd. (989) 866-2210

FIRSTBANK - WEST BRANCH

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

Dale A. Peters
President & Chief Executive Officer

Daniel H. Grenier
Executive Vice President

Lorri B. Burzlaff
Vice President

Pamela J. Crainer
Vice President

Danny J. Gallagher
Vice President

James L. Kloostra
Vice President

Eileen S. McGregor
Vice President

Mark D. Wait
Vice President

Marie A. Wilkins
Vice President

Subsidiaries
1st Armored, Incorporated
1st Title, Incorporated
C.A. Hanes Realty, Incorporated
Firstbank - West Branch Mortgage Company

OFFICE LOCATION

West Branch 502 W. Houghton Ave. (989) 345-7900 601 W. Houghton Ave. (989) 345-7900 2087 S. M-76 (989) 345-5050 2375 M-30 (989) 345-6210	Fairview 1979 Miller Rd. (989) 848-2243 Prescott 311 Harrison St. (989) 873-6201	Hale 3281 M-65 (989) 728-7566 Rose City 505 S. Bennett St. (989) 685-3909	Higgins Lake 4522 W. Higgins Lake Dr. (989) 821-9231 St. Helen 1990 N. St. Helen Rd. (989) 389-1311

FIRSTBANK – LAKEVIEW

BOARD OF DIRECTORS

V. Dean Floria, Chairman
Director, Homeworks Tri County Electric Co.
Director, Michigan Electric Co-op Association

William L. Benear
President & Chief Executive Officer, Firstbank - Lakeview
Vice President, Firstbank Corporation

Duane A. Carr
Attorney, Miel and Carr PC

Chalmer Gale Hixson
Owner, Country Corner Supermarket
Owner, A Flair for Hair
Owner, Harry Chalmers, Inc.
Owner, Powderhorn Ranch

Kenneth A. Rader
Owner, Ken Rader Farms

Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation	OFFICERS

William L. Benear
President & Chief Executive Officer

Kim D. vonKronenberger
Executive Vice President

Karen L. McKenzie
Vice President

Dianne M. Stilson
Vice President

SUBSIDIARY

Firstbank - Lakeview Mortgage Company

OFFICE LOCATION

Lakeview 506 Lincoln Ave. (989) 352-7271 9531 N. Greenville Rd. (989) 352-8180	Canadian Lakes 10049 Buchanan Rd. Stanwood, MI (231) 972-4200 Moreley 101 E. 4th St. (231) 856-7652	Howard City 830 W. Shaw St. (231) 937-4383 Remus 201 W Whetland Ave. (989) 967-3602

FIRSTBANK – ST. JOHNS

BOARD OF DIRECTORS

Donald A. Rademacher, Chairman
Owner, RSI Home Improvement, Inc.

David M. Brown
President & Chief Executive Officer, Firstbank - St. Johns
Vice President, Firstbank Corporation

Sara Clark-Pierson
Attorney, Certified Public Accountant, Clark Family Enterprises

Ann M. Flermoen, D.D.S.
Dentist

William G. Jackson
Attorney, William G. Jackson, PC

Thomas C. Motz
Owner, Motz Development

Frank G. Pauli
President, Pauli Ford-Mercury,Inc.

Samuel A. Smith
Owner, Smith Family Funeral Homes
..
Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation	OFFICERS

David M. Brown
President & Chief Executive Officer

Craig A. Bishop
Senior Vice President

Lawrence H. Kruger
Vice President

Janette Havlik
Vice President

Daniel Redman
Vice President

SUBSIDIARY

Firstbank - St. Johns Mortgage Company

OFFICE LOCATIONS

St. Johns 201 N. Clinton Ave. (989) 227-8383 1501 Glastonbury Dr. (989) 227-6995	DeWitt 13070 US - 27 (517) 668-8000

KEYSTONE COMMUNITY BANK

BOARD OF DIRECTORS

Kenneth V. Miller, Chairman
Partner, Havirco
Owner, Millennium Restaurant Group

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

Thomas O. Schlueter
President & Chief Executive Officer

Diana K. Greene
Senior Vice President

John E. Laman
Senior Vice President

Sara S. Dana
Vice President

Rodney S. Dragicevich
Vice President

Allan T. Reiff
Vice President

OFFICE LOCATIONS

Kalamazoo 107 West Michigan Ave. (269) 553-9100 235 North Drake Road (269) 544-9100 2925 Oakland Drive (269) 488-9200	Portage 6405 South Westnedge Ave. (269) 321-9100 3910 West Centre Street (269) 323-9100

BUSINESS OF THE COMPANY

Firstbank Corporation (the “Company”) is a bank holding company. As of December 31, 2006, the Company’s subsidiaries are Firstbank – Alma; Firstbank (Mt. Pleasant); Firstbank – West Branch; Firstbank – Lakeview; Firstbank – St. Johns; Keystone Community Bank; 1st Armored, Incorporated; Gladwin Land Company; 1st Title, Incorporated; FBMI Risk Management Services, Inc.; and C.A. Hanes Realty, Incorporated. As of December 31, 2006, the Company and its subsidiaries employed 405 people on a full-time equivalent basis.

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

The banks obtain most of their deposits and loans from residents and businesses in Bay, Clare, Gratiot, Kalamazoo, Iosco, Isabella, Mecosta, Midland, Montcalm, Ogemaw, Oscoda, Roscommon, Saginaw, and parts of Clinton and Wexford counties. Firstbank – Alma has its main office and one branch in Alma, Michigan, and one branch located in each of the following areas: Ashley, Auburn, Ithaca, Merrill, Pine River Township (near Alma), St. Charles, St. Louis, and Vestaburg, Michigan. Firstbank (Mt. Pleasant) has its main office and one branch located in Mt. Pleasant, Michigan, two branches located in Union Township (near Mt. Pleasant), and one branch located in each of the following areas: Cadillac, Clare, Shepherd, and Winn, Michigan. Firstbank – West Branch has its main office in West Branch, Michigan, and one branch located in each of the following areas: Fairview, Hale, Higgins Lake, Rose City, St. Helen, Prescott, and West Branch Township (near West Branch), Michigan. Firstbank – Lakeview has its main office and one branch in Lakeview, Michigan, and one branch located in each of the following areas: Canadian Lakes, Howard City, Morley, and Remus, Michigan. Firstbank – St. Johns has its main office and one branch located in St. Johns, Michigan and a third branch in DeWitt. Keystone Community bank has its main office and one branch located in Kalamazoo, Michigan and two additional branches in Portage, Michigan. The banks have no material foreign assets or income.

The principal sources of revenues for the Company and its subsidiaries are interest and fees on loans and non-interest revenue resulting from banking and non-bank subsidiary activity. On a consolidated basis, interest and fees on loans accounted for approximately 83% of total revenues in 2006, 80% in 2005, and 76% in 2004. Non-interest revenue accounted for approximately 13% of total revenue in 2006, 15% in 2005, and 19% in 2004. Interest on securities accounted for approximately 4% of total revenue in each of 2006, and 5% in each of 2005, and 2004.

CORPORATE INFORMATION

Annual Meeting:
The annual meeting of shareholders will be held on
Monday, April 23, 2007, 4:30 p.m., Heritage Center,
Alma College, Alma, Michigan.

Independent Auditors:
Crowe Chizek and Company LLC
Grand Rapids, Michigan

General Counsel:
Varnum Riddering Schmidt & Howlett, LLP
Grand Rapids, Michigan	Stock Information:
Market participants in trading
Firstbank Corporation Common Stock
include:

Ameritrade, Inc.
Automated Trading Desk
Bear, Stearns and Company, Inc.
B-Trade Services LLC
Citadel Derivatives Group LLC
Citigroup Global Markets, Inc.
E*Trade Capital Markets LLC
Goldman, Sachs & Co.
Hill, Thompson, Magid and Co.
Howe Barnes Investments, Inc.
Keefe, Bruyette & Woods, Inc.
Knight Equity Markets, L.P.
Lehman Brothers, Inc.
Morgan Stanley & Co., Inc.
Nasdaq Execution Services LLC
Oppenheimer & Co., Inc.
Robert W. Baird & Co., Inc.
Ryan Beck & Co., Inc.
Sandler O'Neill & Partners
Stifel Nicholas & Co.
Susquehanna Capital Group
TD Ameritrade, Inc.
UBS Securities, LLC

For research information and/or investment
recommendations, contact:

Howe Barnes Hoefer & Arnett.
(800) 800-4693

Registrar and Transfer Company is
Firstbank Corporation's Transfer Agent.
You may contact the Investor Relations
Department at: (800) 368-5948