Form 10-K, Exhibit 13
period 2007-12-31
FIRSTBANK CORP
filed 2008-02-29
CIK 778972

PRESIDENT’S MESSAGE

To Our Shareholders:

        During 2007 Michigan experienced what many are describing as a “one state recession”. Multiple economic difficulties are impacting all sectors of our market, with real estate being the hardest hit. Banks throughout our state faced one of the toughest years on record, and we expect another difficult economic year for Michigan businesses and consumers in 2008. I am pleased to report that Firstbank Corporation, the 10th largest Michigan based banking company, had a challenging but profitable year in 2007, and performed well versus our Michigan competition. We ranked 4th in return on shareholders equity among the 20 largest Michigan banking companies, and ranked 8th in net income among all Michigan banking companies.

        Our net income during 2007 totaled $8,386,000, which represents a return on average equity of 7.80%. This level of profitability is below that of recent years, and is a direct reflection of the Michigan economy. I am pleased, though, that as opposed to many banks in Michigan, we have been solidly profitable throughout 2007, and our capital position has remained strong. We continue to concentrate on maintaining strong asset quality and an appropriate level of reserve for loan losses. We are striving to quickly identify, and aggressively address, loan problems. We are conservative in our valuation practices within generally accepted accounting principles. We expect to remain a strong and effective competitor in the markets we serve, and perhaps most importantly, we look forward to a recovery in the financial markets and the banking industry. Over time, we believe that the market will recognize and share the same confidence in our financial condition, and will develop an optimistic outlook about the Michigan banking industry.

        The highlight of 2007 was the completion of our acquisition of ICNB Financial Corporation, and its’ subsidiary bank now known as Firstbank – West Michigan. That acquisition added over $166 million of deposits, over $175 million of loans, and over $230 million of assets to our company, and we are confident this new member of the Firstbank family will be a significant contributor to our future results.

        We also continued to invest in the infrastructure of the company through the expansion of our branch network. Firstbank – St. Johns opened a new office in Dewitt, which is the highest growth sector of Clinton County, and Keystone Community Bank expanded into Paw Paw, Michigan with the opening of a full service office. These new offices, combined with the June opening of Firstbank – West Michigan’s new Hastings office, provide the company with new growth opportunities in markets that are welcoming of our style of community banking, which focuses on personalized service with decisions made as close to the point of customer contact as possible.

        Our community banking strategy of maintaining strong local boards and management teams, focused on growth and asset quality, provides significant advantages versus regional and national competitors, for the benefit of our shareholders, customers, communities, and employees. We continually challenge this strategy, and if there are situations in which we are not capitalizing on those advantages, we will take measures to achieve improved results. Be assured that we are committed to increasing shareholder value, and the goal of our focus on growth, asset quality, earnings, and profitable franchise expansion is an improved valuation of our stock over the long term.

        Our Board of Directors and management team are taking the necessary steps to improve our performance even in a slow economy. During 2007 we sold our interest in C.A. Hanes Realty, as the downturn in the real estate market and housing prices had negatively impacted the results of that company. We continue to evaluate our ownership of 1st Armored, Inc. and to seek additional equity partners in 1st Title, Inc. In 2008, we will work even harder to create value for our shareholders, customers, and communities. We will continue to focus on our core banking business, eliminating marginally profitable activities and services, and reducing cost wherever possible without sacrificing the outstanding personal service that our customers expect from their local community bank.

        In conclusion, I would like to thank our dedicated and hard-working staff members, now almost 600 strong. It is the quality of our people that allows us to provide the products and the services that retain and attract customers to our company. Their efforts are the foundation upon which shareholder value is created.

        Thank you for your investment in Firstbank Corporation. The support and encouragement of our shareholders is sincerely appreciated.

Sincerely, /s/ Thomas R. Sullivan Thomas R. Sullivan President & Chief Executive Officer

2007
Annual Report

This 2007 Annual Report contains audited financial statements and a detailed financial review. This is Firstbank Corporation’s 2007 Annual Report to Shareholders..

The report presents information concerning the business and financial results of Firstbank Corporation in a format and level of detail that we believe shareholders will find useful and informative. Shareholders who would like to receive even more detailed information than that contained in this 2007 Annual Report are invited to request our Annual Report on Form 10-K.

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

FINANCIAL HIGHLIGHTS
Firstbank Corporation

(In Thousands of Dollars, Except Per Share Data)	2007	2006	2005	2004	2003

For the year:
Interest income	$80,862	$70,786	$53,130	$44,092	$44,229
Net interest income	42,645	40,065	35,316	32,382	31,631
Provision for loan losses	2,014	767	295	(425)	550
Non-interest income	9,720	10,133	9,732	10,051	15,878
Non-interest expense	39,074	34,821	29,940	28,361	28,895
Net income	8,386	10,208	10,110	10,358	12,056

At year end:
Total assets	1,365,739	1,095,092	1,061,118	806,135	776,500
Total earning assets	1,229,564	1,008,545	976,332	752,943	720,976
Loans	1,123,654	910,640	878,917	673,056	639,613
Deposits	1,011,392	835,426	811,105	603,267	567,554
Other borrowings	217,910	149,976	144,255	120,840	114,324
Shareholders' equity	118,611	96,073	93,577	72,864	85,744

Average balances:
Total assets	1,223,470	1,070,759	878,075	787,076	764,693
Total earning assets	1,118,569	987,232	816,108	735,730	716,636
Loans	1,010,863	904,196	728,508	653,878	602,733
Deposits	915,077	808,897	664,596	591,270	573,467
Other borrowings	182,740	152,409	122,348	107,207	97,541
Shareholders' equity	107,537	95,227	79,165	79,278	83,317

Per share: (1)
Basic earnings	$1.21	$1.56	$1.67	$1.67	$1.84
Diluted earnings	$1.21	$1.55	$1.64	$1.63	$1.79
Cash dividends	$0.90	$0.85	$0.79	$0.71	$0.65
Shareholders' equity	$16.01	$14.82	$14.20	$12.42	$13.13

Financial ratios:
Return on average assets	0.69%	0.95%	1.15%	1.32%	1.58%
Return on average equity	7.80%	10.72%	12.77%	13.06%	14.47%
Average equity to average assets	8.79%	8.89%	9.02%	10.07%	10.90%
Dividend payout ratio	74.49%	54.72%	47.35%	42.56%	35.29%

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

RESULTS OF OPERATIONS

Highlights

Firstbank Corporation (“the Company”) had net income of $8,386,000 for 2007 compared with $10,208,000 in 2006, a decrease of $1,822,000, or 17.8%. These results reflect inclusion of six months of Ionia County National Bank (ICNB) results in 2007. Core banking activities continued to provide a solid basis for earnings; however, a Michigan economy that ranks among the weakest in the nation and a troubled housing market provided little opportunity in the mortgage banking area. Add to this the stress on the credit markets and a compressed net interest margin resulting from the flat yield curve and we saw a very tough year for earnings. Our loan loss provision was $2,014,000 in 2007, compared with $767,000 provided in 2006. The higher provision was necessary as we saw increasing delinquencies and non performing loans throughout the year.

Mortgage gains increased year over year after three straight years of declines. As mortgage rates began to decline late in the third quarter, we were able to show an improvement in gains, increasing from $1.265 million in 2006 to $1.676 million in 2007 mainly resulting from re-finance activity.

Management believes that standard performance indicators and comparison to peer companies help evaluate performance. We posted a return on average assets of 0.69%, 0.95%, and 1.15% for 2007, 2006, and 2005, respectively. Total average assets increased $153 million in 2007, $193 million in 2006, and $91 million in 2005. Diluted earnings per share were $1.21, $1.55, and $1.64 for the same time periods. Return on equity was 7.80% in 2007, 10.72% in 2006, and 12.77% in 2005. While these profitability measures show a declining trend, the industry as a whole and the Michigan banking industry in particular are experiencing similar and even more substantial impacts on their performance.

In the first quarter of 2008, we announced our intention to merge our Mt. Pleasant and Lakeview affiliates into one entity. While we still remain committed to our multi-charter structure, these two affiliates already share many resources and have overlapping geographic markets. The merger of these two affiliates is expected to provide greater efficiency in serving these markets and will allow us to better serve our customers in those markets. The proposed merger is subject to regulatory approval.

Net Interest Income

Our core business is earning interest on loans and securities while paying interest on deposits and borrowings. The year was characterized by little movement in rates during the first eight months as the Federal Reserve held its overnight borrowing rate steady at 5.25%. In response to a liquidity crisis and the slumping housing markets, the Federal Reserve began a campaign of lowering the short term rate with a 50 basis point drop in mid September, followed by 25 basis point drops at the end of October and mid December. As these rate changes took effect, the yield curve began to steepen. While the decrease in short term rates allows us to lower the rates we pay on certain deposit products, it also reduced the rate we earn on variable rate loan products. The net interest spread, the difference between the interest rates charged on earning assets and the rate paid on interest bearing liabilities, narrowed early in the year resulting in a decline in our net interest margin. The net interest margin for the year was 3.90% compared with 4.13% in 2006, and 4.40% in 2005. During 2007, our average loan to average deposit ratio was 110%, in the same ratio as in 2006 and 2005.

Short term interest rates rose steadily during the first half of 2006, as the Federal Reserve continued its campaign of increasing overnight borrowing rates by 25 basis points at each of its first four meetings of year. At the same time, longer term rates remained relatively stable resulting in a flattening of the yield curve.

Despite the lower net interest margin in 2007, net interest income increased during the year by $2.6 million. The higher level of interest income was primarily a result of a higher level of average interest earning assets, which increased $131.3 million from 2006 levels. The increase in interest earnings assets was largely a result of the inclusion of ICNB in our results for the second half of 2007. A critical task of management is to price assets and liabilities so that the spread between the interest earned on assets and the interest paid on liabilities is maximized while maintaining acceptable levels of risk. While interest rates on earning assets and interest bearing liabilities are subject to market forces, in general and in the short run, we can exert more control over deposit rates than earning asset rates. However, competitive forces and the need to maintain and grow deposits as a funding source place limitations on the degree of control over deposit rates. The following table presents a summary of net interest income for 2007, 2006, and 2005.

Summary of Consolidated Net Interest Income (dollars in thousands)

	Year Ended December 31, 2007			Year Ended December 31, 2006			Year Ended December 31, 2005

	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

Average Assets
Interest Earning Assets:
Taxable securities	$61,077	$3,323	5.44%	$52,016	$2,139	4.11%	$56,170	$1,952	3.48%
Tax exempt securities(1)	30,883	1,915	6.20%	25,875	1,504	5.81%	25,303	1,466	5.74%

Total Securities	91,960	5,238	5.70%	77,891	3,643	4.68%	81,473	3,418	4.20%

Loans(1) (2)	1,004,973	75,510	7.51%	899,574	67,328	7.49%	728,508	50,101	6.88%
Federal funds sold	17,782	911	5.12%	8,767	400	4.56%	5,035	161	3.20%
Interest bearing deposits	3,854	171	4.44%	1,000	47	4.70%	1,092	31	2.84%

Total Earning Assets	1,118,569	81,830	7.32%	987,232	71,418	7.24%	816,108	53,711	6.58%

Nonaccrual loans	5,890			4,622			1,857
Less allowance for loan
Loss	(10,725)			(11,411)			(10,756)
Cash and due from banks	30,013			28,367			25,290
Other non-earning assets	79,723			61,949			45,576

Total Assets	$1,223,470			$1,070,759			$878,075

Average Liabilities
Interest Bearing Liabilities:
Demand	$189,989	$4,301	2.26%	$169,507	$3,494	2.06%	$170,211	$2,311	1.36%
Savings	142,996	2,642	1.85%	131,226	2,283	1.74%	124,671	1,509	1.21%
Time	446,136	21,706	4.87%	383,424	17,156	4.47%	257,626	8,548	3.32%

Total Deposits	779,121	28,649	3.68%	684,157	22,933	3.35%	552,508	12,368	2.24%

Federal funds purchased
and repurchase agreements	41,706	1,701	4.08%	40,151	1,662	4.14%	35,016	861	2.46%
FHLB advances and
notes payable	113,887	6,047	5.31%	92,228	4,765	5.17%	77,022	4,032	5.23%
Subordinated Debentures	27,147	1,827	6.73%	20,030	1,337	6.67%	10,310	553	5.36%

Total Interest Bearing
Liabilities	961,861	38,224	3.97%	836,566	30,697	3.67%	674,856	17,814	2.64%

Demand Deposits	135,956			124,740			112,088

Total Funds	1,097,817			961,306			786,944

Other Non-Interest Bearing
Liabilities	18,116			14,226			11,966

Total Liabilities	1,115,933			975,532			798,910

Average Shareholders' Equity	107,537			95,227			79,165

Total Liabilities and
Shareholders' Equity	$1,223,470			$1,070,759			$878,075

Net Interest Income(1)		$43,606			$40,721			$35,897

Rate Spread(1)			3.35%			3.57%			3.94%

Net Interest Margin (percent of
Average earning assets) (1)			3.90%			4.13%			4.40%

(1)     Presented on a fully taxable equivalent basis using a federal income tax rate of 35% for all periods presented.

(2)     Interest income includes amortization of loan fees of $1,756,000, $1,637,000, and $1,524,000 for 2007, 2006, and 2005, respectively. Interest on nonaccrual loans is not included.

The table below provides an analysis of the changes in interest income and interest expense due to volume and rate:

	2006/2007			2005/2006
	Change in Interest Due to:			Change in Interest Due to:

	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change

	(In Thousands of Dollars)

Interest Income:
Securities
Taxable Securities(2)	$415	$768	$1,183	$(152)	$340	$188
Tax-exempt Securities	305	107	412	33	4	37

Total Securities	720	875	1,595	(119)	344	225

Loans(2)	7,938	244	8,182	12,348	4,879	17,227
Federal Funds Sold	456	55	511	151	88	239
Interest Bearing Deposits	127	(3)	124	(3)	19	16

Total Interest Income on Earning Assets	9,241	1,171	10,412	12,377	5,330	17,707

Interest Expense:
Deposits
Interest Paying Demand	445	362	807	(10)	1,193	1,183
Savings	212	147	359	83	691	774
Time	2,966	1,583	4,549	5,023	3,585	8,608

Total Deposits	3,623	2,092	5,715	5,096	5,469	10,565

Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	64	(25)	39	142	659	801
FHLB and Other Notes Payable	1,147	135	1,282	786	(53)	733
Subordinated Debentures	479	11	490	623	161	784

Total Interest Expense on Liabilities	5,313	2,213	7,526	6,647	6,236	12,883

Net Interest Income	$3,928	$(1,042)	$2,886	$5,730	$(906)	$4,824

(1)	Changes in volume/rate have been allocated between the volume and rate variances on the basis of the ratio that the volume and rate variances bear to each other.
(2)	Interest is presented on a fully taxable equivalent basis using a federal income tax rate of 35%.

In 2007, the average rate realized on earning assets was 7.32%, an increase of 8 basis points from the 2006 results of 7.24%, and 74 basis points higher than the 6.58% realized in 2005. In 2005, the prime rate was increased eight times in 25 basis point increments, increasing from 5.25% to 7.25% at the end of the year. The Federal Reserve continued its campaign of increasing rates four times in the first six months of 2006 bringing the Prime rate to 8.25%, where it remained through the end of the year. During 2007 the Federal Reserve began decreasing rates late in the third quarter with a 50 basis point decrease in September, followed by two 25 basis point reductions in October and December. The result of these changes left the prime rate at 7.25% at year end 2007.

Average loans outstanding increased $105 million in 2007 when compared with 2006. The full year effect of including ICNB was responsible for $89 million of that increase. As of December 31, 2007, approximately 24% of the loan portfolio was comprised of variable rate instruments compared with 31% at the end of 2006. Except for a relatively small portion of these loans that are affected under current interest rate conditions by interest rate floors or ceilings, these loans will re-price monthly or quarterly as rates change. The remaining 76% of the loan portfolio is made up of fixed rate loans that do not re-price until maturity. Of the fixed rate loans approximately $216 million, or 25% of the fixed rate loan portfolio, matures within twelve months and are subject to rate adjustments at maturity.

As short term interest rates increased in 2005 and 2006, maturing securities in the investment portfolio were replaced with securities of comparable quality bearing equal or higher yields. As a result, maturing securities ran off from the investment portfolio at lower rates than comparable current offerings, increasing the overall investment portfolio yield 48 basis points from 4.20% in 2005 to 4.68% in 2006. We continued to improve the yield on the securities portfolio during 2007, increasing the overall yield to 5.70%, and increase of 102 basis points from 2006. In the current rate environment, we expect that we will not be able to replace maturing investments in the portfolio with securities of high quality, and equal or higher yields than those maturing.

Average total interest bearing deposits for the year increased $95 million, with $85 million of the increase resulting from the ICNB acquisition. The average rate paid on interest bearing liabilities was 3.97% in 2007, compared to 3.67% in 2006, and 2.64% in 2005. Deposit rates increased during 2007 and 2006 in response to the upward movement of short term interest rates during 2006, and a migration to time deposits. The average rates paid on time deposits increased 40 basis points in 2007 compared with 2006 and 155 basis points compared with 2005, as new and renewing deposits re-priced to higher rates. Rates on checking and savings deposits also increased in 2007 rising 20 basis points and 11 basis points, respectively. These same rates were 90 basis points and 64 basis points higher than 2005.

Brokered CDs carry an interest rate that is generally higher than the rate offered in local markets and have been issued with original maturities ranging from three months to two years. The average balance of brokered CDs in 2007 was $31 million, compared with $42 million in 2006 and $24 million in 2005. These CDs carried an average interest rate of 5.28% in 2007 compared with 4.99% in 2006, and of 3.31% in 2005.

We fund a portion of our loan growth with borrowings from the Federal Home Loan Bank (FHLB) and notes payable. During 2006, the average outstanding balance of FHLB advances and notes payable increased $22 million and the year end balance increased $45 million when compared with 2006 balances. Of the increase in FHLB advances, $14 million of the average and $27 million of the increase in ending balances was due to the ICNB acquisition. While FHLB borrowings are one method of funding loans when core deposits are not available, the cost is typically higher than our core deposit costs. The average rate paid for Federal Home Loan Bank advances and notes payable increased 14 basis points in 2007, to 5.31%, when compared with the 2006 rate of 5.17%. Borrowings from the Federal Home Loan Bank carry significant prepayment penalties that act as a deterrent to early payment.

In July of 2007, we issued $15.5 million in subordinated debentures to fund a portion of the ICNB acquisition. That issuance was split evenly between debentures that carry a fixed rate of 6.566% for five years, in which time they will convert to a variable interest rate of 90 day LIBOR plus 1.35%, and variable rate debentures that carry a rate of 90 day LIBOR plus 1.35%. The variable rate debentures re-price quarterly. In January of 2006, we issued $10.3 million in subordinated debentures that carry a fixed rate of 6.049% for five years, at which time they will convert to a variable interest rate of 90 day LIBOR plus 1.27%. In October of 2004, we issued $10.3 million in subordinated debentures, at a variable interest rate of 90 day LIBOR plus 1.99% which re-price on a quarterly basis. The average rate paid on all subordinated debentures during 2007 was 6.73% in 2007 compared with 6.67% and 5.36% in 2006 and 2005, respectively.

We utilize short term borrowing, made up of Federal Funds Purchased and Repurchase Agreements as a source of liquidity and to balance our daily cash needs. Average short term borrowed funds increased by $2 million when 2007 is compared with 2006. We also maintain a $30 million variable rate line of credit, which we use from time to time to provide temporary funding. There were no balances outstanding on the line of credit at the end of either 2007 or 2006. There was $7.5 million outstanding at the end of 2005.

The 2007 rate spread of 3.35% is 22 basis points lower than the 2006 spread of 3.57%, and 59 basis points lower than the 2005 spread of 3.94%. Tax equivalent net interest income increased $2.9 million in 2007 as an increase in total average earning assets of $131 million more than offset the lower net interest margin. The net interest margin of 3.90% for 2007 was 23 basis points below 2006 and 50 basis points lower than in 2005. The decrease in the rate spread in 2007 was the result of rates on average earning assets increasing 8 basis points while the average cost of interest bearing liabilities increased 30 basis points. The 23 basis point decrease in the net interest margin was a result of a lower percentage of earning assets being funded by non interest bearing liabilities and equity, and a higher cost for interest bearing liabilities. Average earning assets represented 91% of total average assets in 2007, compared with 92% in 2006 and 93% in 2005.

Provision for Loan Losses

In accordance with Statement of Financial Accounting Standard No. 114 Accounting by Creditor for the Impairment of a Loan, we allocate a portion of the allowance for loans that we determine to be impaired. We also analyze other loans for specific allocations in order to arrive at the appropriate allowance for loan losses. If a loan for which allocations had been established pays off, or the risk of loss is otherwise reduced, we reverse those specific allocations. The methodology described above resulted in a provision for loan losses in 2007 of $2.0 million, compared with $0.8 million in 2006, and $0.3 million in 2005.

In 2007, we had recoveries of previously charged off loans totaling $575,000, and favorable outcomes on certain previously identified problem loans, reducing the amount of provision expense needed, while deterioration of certain loans to problem status and charge offs of $3.4 million increased the amount of provision expense needed. In 2006, we had recoveries of previously charged off loans totaling $334,000 and favorable outcomes on certain previously identified problem loans, reducing the amount of provision expense needed, while deterioration of certain loans to problem status and charge offs of $2.7 million increased the amount of provision expense needed. Charged off loans, for which allowance had been established in a previous year totaled $1 million reducing the amount we needed to provide in 2006 to maintain the allowance for loan losses at an adequate level.

During 2005, favorable events and pay downs occurred on loans for which $620,000 of specific allocations had been maintained prior to the beginning of 2005. This amount, plus the recovery of $473,000 of amounts previously charged off, combined to reduce the amount of 2005 provision required to keep the allowance at an appropriate level.

At December 31, 2007, the allowance for loan losses as a percent of total loans was 1.02% compared to 1.10% and 1.32% at December 31, 2006, and December 31, 2005, respectively. Total nonperforming loans were 1.26% of ending loans at December 31, 2007, compared to 0.47% and 0.82% at the two previous year ends. The increase in nonperforming loans in 2007 reflects increases in 90 day past due loans of $676,000 and increases in nonaccrual loans of $8.7 million. Nearly half of the nonaccrual loan portfolio is concentrated in three large credits. All three have been either charged down to expected realizable repayment levels, or allocated allowance has been established to cover potential losses.

Net charged off loans totaled $2.8 million in 2007 compared to $2.4 million in 2006, and $1.3 million in 2005. Net charged off loans as a percent of average loans were 0.28% in 2007, 0.26% in 2006, and 0.17% in 2005. Although the ratios presented above show increasing net charge offs, the higher level of charge offs which occurred in 2007 and 2006 were anticipated in management’s assessment of its allowance for loan losses. Loans representing $102,000 of loans charged off in 2007 had specific reserves established in a prior year, while in 2006 and 2005, $1,390,000 and $580,000 of specific allowance allocations had been set aside at the end of the prior year. Provision expense did not need to be increased to cover those previously identified losses.

Non-interest Income

Non-interest income decreased $413,000 in 2007, primarily due to $751,000 in losses on securities transactions and lower revenue from non bank subsidiaries, which was $706,000 lower as we continued our strategy of reducing our involvement in non-bank subsidiaries. During 2007, we transferred our bank stock portfolio from available for sale to trading account securities. As a result, we recognized $628,000 of losses on valuation changes in that portfolio. Gains on the sale of mortgage loans reversed several years of declines, increasing $411,000, or 32%, and service charges on deposit accounts increased $647,000, or 17%, partially offsetting the losses. The improvement in both gains on the sale of loans and service charges on deposit accounts was aided by the additional revenue from the ICNB acquisition, adding $200,000 and $507,000, respectively.

Increased gains on the sale of mortgage loans in 2007 are reflective of a lower interest rate environment at the end of the year. Declining rates triggered some re-finance activity in the fourth quarter. Gain on sale of mortgage loans was $411,000 or 33% higher in 2007, compared with 2006. The amount in 2006 was $421,000, or 25% lower than 2005. When a mortgage is refinanced or pre-paid, capitalized mortgage servicing rights relating to that mortgage are written off. Refinance activity in 2005 was significantly slower due to higher lending rates, resulting in fewer mortgage loans prepayments, and therefore $340,000 lower amortization cost of serving rights. In 2007, mortgage servicing income (servicing income net of amortization of capitalized serving rights) was $555,000 compared with $526,000 in 2006 and $205,000 in 2005.

Deposit account service charges increased to $4,475,000, or 17%, in 2007 when compared with $3,828,000 in 2006, and 43% when compared with $3,137,000 in 2005. Absent the ICNB acquisition, deposit account service charges would have increased $140,000, or 4%. The full year effect of the Keystone acquisition added $168,000 of the increase in 2006. Courier and cash delivery services income decreased 9% to $921,000 in 2007 after having decreased 3% in 2006. This revenue is from the operations of 1st Armored Incorporated, which operates an armored car and courier business, and does not include income from servicing Firstbank affiliates. The revenue from this unit has been declining for several years as pricing pressure from competition and a migration toward electronic transfer of bank transactions has reduced their volume of business.

We exited our real estate sales business in the third quarter of 2007. The Michigan real estate market continues to be soft and it was determined that the business was not contributing to our goals. As a result of this action, reported revenue from this unit declined to $492,000 in 2007, compared with $821,000 in 2006 and $1,113,000 in 2005. The unit’s contribution to operating income has been negligible.

We exited our real estate appraisal business in July of 2006. Fees from real estate appraisals contributed $228,000 in 2006 and $553,000 in 2005. We also reduced our stake in the title insurance business, through a reorganization of our 100% owned 1st Title Insurance Agency, whereby we now have a majority ownership of 52% in the business. Title insurance sales declined to $347,000 in 2007 compared with $410,000 and $551,000 in 2006 and 2005, respectively.

Other non-interest income was basically unchanged at $2,005,000, compared with $2,039,000 in 2006. The 2006 result includes gains on the sale of a minority interest in our title insurance business of $274,000 and $43,000 on the sale of our real estate appraisal business. Other non-interest income in 2005 was $1,418,000, $621,000 lower than 2006. The increase in 2006 was largely driven by the gains from the sales mentioned above, and the full year impact of the Keystone acquisition.

Non-interest Expense

Salary and employee benefits expenses increased $2,029,000, or 10.9%, when 2007 is compared with 2006. The ICNB acquisition added $2,033,000 to our cost during 2007. Absent the ICNB acquisition, salary and employee benefits would have been basically unchanged as lower group health insurance costs and staff reductions offset annual merit increases. Salary and employee benefits cost was $2,491,000 higher in 2006 than 2005. The Keystone acquisition added $2,333,000 to expense in 2006 compared with just $545,000 in 2005 as Keystone was part of our company during only the last quarter of 2005. We began expensing stock options in 2006 which increased the comparable cost in this line item by $247,000 in 2007 and $246,000 in 2006 compared with $0 in 2005. Employee benefit costs increased 23.3% when 2006 is compared with 2005, primarily from higher employee group insurance cost which increased 25.8% in 2006 reflecting the full year effects of Keystone, and higher health care costs. We employed 492 full time equivalent employees at the end of 2007 compared with 405 at the end of 2006, and 405 at year end 2005. The ICNB acquisition added 90 full time equivalent employees to our company totals in 2007.

Expenses of occupancy and equipment increased $832,000 or 16% over 2006. The full year effect of the ICNB acquisition caused $647,000 of that increase over the prior year, adding 10 branches to our structure. We also added two new branches in Paw Paw and Dewitt during the year. Occupancy and equipment expense had increased $892,000, or 21%, over the 2005 level, of which $564,000 was attributable to costs added by the Keystone acquisition.

Amortization of intangible assets increased $470,000, or 71% in 2007, after increasing $270,000, 68%, during 2006. The increase in 2007 was primarily due to the impairment of goodwill at our CA Hanes, Realty, Inc. subsidiary, and amortization of core deposit intangibles from the ICNB acquisition of $335,000, which were partially offset by reduced expense associated with older intangibles which have lower amortization. The increase in 2006 was entirely the result of amortized intangibles expense added for Keystone core deposits and other intangibles.

Expenses for outside professional services decreased $307,000 in 2007 after decreasing $595,000 in 2006. The lower expense was primarily due to reduced costs in our real estate appraisal and real estate sales businesses.

Advertising and special promotion expense was $1,241,000, up $182,000, or 17%, in 2007 following an increase in 2006 to $1,059,000 from $571,000 in 2005. The ICNB acquisition added $170,000 to advertising and marketing in 2007. The increase from 2005 to 2006 was primarily related to costs associated with Keystone, which added $273,000 of the increase.

Other non-interest expense increased to $9,207,000 in 2007 from $8,160,000 in 2006 and $6,825,000 in 2005. The ICNB acquisition added $1,144,000 to our expense in 2007, while Keystone added $1,063,000 in 2006 and $209,000 in 2005. The remainder of the increase in 2006 was primarily due to costs associated with the formation of our captive insurance company and higher costs of technology. We invested in upgrades to many of our systems over the past two years to improve our delivery of products to our customers.

Federal Income Tax

Our effective federal income tax rates were 26% for 2007, 30% for 2006 and 32% for 2005. In late 2006, we formed a captive insurance subsidiary, which has beneficial tax treatment of its income. The impact of this subsidiary reduced our effective tax rate during 2007 by approximately 3%. We also had a higher percentage of our pre-tax income generated in 2007 from tax exempt loans and securities relative to prior years. Each year we evaluate our contingent tax liability and make adjustments as deemed necessary. In 2007, we lowered our contingent liability by approximately $100,000 due to certain positions that we now believe would not be challenged by the IRS. During 2006, we lowered our estimate of contingent tax liabilities and recorded a reduction in our current tax expense of approximately $240,000. Excluding this adjustment, our federal income tax rate for 2006 would have been 32%. Our investment in securities and loans which provide income exempt from federal income tax and the items noted above are the principal causes of the difference between the effective tax rates noted above and the statutory tax rate of 35% for all three years.

FINANCIAL CONDITION

Total assets at December 31, 2006 were $1.366 billion, exceeding December 31, 2006 total assets of $1.095 billion by $271 million, or 24.7%. A substantial portion of the growth in assets resulted from the acquisition of ICNB, which had total assets of $231 million at the time of the acquisition. Total portfolio loans increased 23% at December 31, 2007 compared with the balance at the previous year end. Commercial loans increased $24 million, or 13%. Residential mortgage loans increased $103 million, or 36%, while commercial mortgage loans increased $25 million, or 9%. Construction loans were $45 million higher at December 31, 2007, increasing 55%, from the previous year end. During 2007, we conducted a comprehensive review of our commercial and commercial real estate loan portfolios which resulted in reclassification of several loans to the construction category. These loans were primarily related to vacant land and certain developer loans. Consumer loans were $15 million, or 24% higher at the current year end. Mortgages serviced for others grew by $43 million, or 9%.

	(In Thousands of Dollars)
	2007	2006	Change	% Change

Commercial	$219,080	$194,810	$24,270	12.5
Commercial real estate	311,494	286,249	25,245	8.8
Residential real estate	387,221	284,137	103,084	36.3
Construction	126,027	81,218	44,809	55.2
Consumer	78,107	63,106	15,001	23.8

Total	$1,121,929	$909,520	$212,409	23.4

Mortgages serviced for others	$514,400	$471,600	$42,800	9.1

We believe it is helpful to the readers of these statements to understand the core growth of our company and the effect the acquisition of ICNB had on the changes in our loan portfolio. As such, the table below is presented to show what growth in our loan portfolio would have been excluding ICNB at year end 2007.

	(In Thousands of Dollars)
	2007	ICNB	2007 less ICNB	2006	Change	% Change

Commercial	$219,080	$31,198	$187,882	$194,810	$(6,928)	(3.6)
Commercial real estate	311,494	47,343	264,151	286,249	(22,098)	(7.7)
Residential real estate	387,221	82,704	304,517	284,137	20,380	7.2
Construction	126,027	4,362	121,665	81,218	40,447	49.8
Consumer	78,107	10,059	68,048	63,106	4,942	7.8

Total	$1,121,929	$175,666	$946,263	$909,520	$36,743	4.0

Mortgages serviced for others	$514,400	$43,600	$470,800	$471,600	$800	0.2

Total securities available for sale increased $35 million, or 51%, of which $23 million was due to the acquisition of ICNB. Excluding the ICNB securities, the portfolio would have increased $12 million, or 18%. The increase excluding ICNB was mainly to improve our liquidity and to lock in rates prior to the changes in the yield curve. Securities available for sale were 7.6% of total assets at year end 2007, compared with 6.3% at the end of 2006.

Premises and equipment increased by $7.3 million after recognized depreciation of $2,959,000. The increase in premise and equipment was mainly due to the ICNB acquisition and branch expansion in our Keystone and St Johns affiliates. The ICNB acquisition added $7.7 million to our premises and equipment at year end 2007. Absent the acquisition, premises and equipment would have decreased $388,000 or 2%.

Total deposits increased at the end of 2007 to $1,011 million, an increase of 21%, compared to $835 million at year end 2006. Non-interest bearing demand deposit balances increased from the end of 2006, by $20 million to $152 million at year end 2007, an increase of 15%. Interest bearing demand deposits increased by $61 million, or 38% and savings account balances increased $20 million, or 16%.

At the end of 2007, we had $35 million of wholesale CDs on the balance sheet, compared with $64 million at the end of 2006. Wholesale CDs, which contain both brokered CDs and internet CDs, generally carry a higher interest rate than locally generated CDs of similar duration but are available in large dollar pools which results in lower operational cost than smaller dollar local deposits. Including wholesale CDs, total time deposits increased $74 million, or 18% compared with the end of 2006. Excluding the wholesale CDs, time deposits would have increased from $351 million in 2006 to $454 million in 2007, an increase of 29%. Further adjusting for the $70 million in time deposits gained from the ICNB acquisition, time deposits would have increased $33 million, or 10%.

We believe that it may benefit the readers of our financial statements to understand the effect of the ICNB acquisition on our deposit base. As such, the table below is presented to show what growth in our deposit portfolio would have been excluding ICNB at year end 2007.

	(In Thousands of Dollars)
	2007	ICNB	2007 less ICNB	2006	Change	% Change

Non Interest bearing accounts	$152,126	$20,472	$131,654	$131,942	$(288)	(0.2)
Interest bearing demand	222,371	57,805	164,566	161,228	3,338	2.1
Savings	147,654	18,103	129,551	127,301	2,250	1.8
Time deposits	489,241	69,829	419,412	414,955	4,457	1.1

Total deposits	$1,011,392	$166,209	$845,183	$835,426	$9,757	1.2

Securities sold under agreements to repurchase and federal funds purchased both increased by $4 million. Federal Home Loan Bank advances and notes payable increased by $45 million at December 31, 2007 as compared with December 31, 2006. Federal Home Loan Bank advances increased $44 million, and notes payable increased by $1 million. The ICNB acquisition added $27 million to Federal Home Loan Bank advances and was all of the increase in notes payable. We also issued $15.5 million in subordinated debentures to provide the cash portion of the acquisition of ICNB. Note 11 and Note 12 of the Notes to Consolidated Financial Statements have additional discussion of borrowings.

Asset Quality

The Michigan economy continued to struggle through 2007, with the worst unemployment rate in the nation. Many banks in our state have shown significant losses associated with bad loans. We have maintained very good loan quality through these tough times, but were not completely exempt from the impact that the economy is having on businesses and consumers. Our net charged off loans increased in 2007, largely due to a single credit that was written down in the fourth quarter. Our nonaccrual loans have increased substantially from prior year end. We remain vigilant at monitoring these loan relationships and working through issues with our customers.

Loans are carried at an amount which management believes will be collected. A balance considered not collectible is charged against (reduction of) the allowance for loan losses. In 2007, net charged off loans were $2,848,000 compared to $2,360,000 in 2006. Net charged off loans as a percentage of average loans were 0.28% and 0.26% in 2007 and 2006. The increase in charged off loans in 2007 was largely the result of writing down a single large commercial real estate credit that was charged down in the fourth quarter. That credit had previously been identified as a problem loan for which an allocated loan loss allowance was established in the second quarter. Further concerns about this credit prompted us to set aside additional provision expense during the fourth quarter and write the loan down.

Nonperforming loans are defined as nonaccrual loans, loans 90 days past due and any loans where the terms have been renegotiated. Total nonperforming loans were $14.2 million and $4.3 million at December 31, 2007 and 2006, respectively. Total nonaccrual loans were $10.5 million at December 31, 2007, compared to $1.8 million at the end of 2006. The increase in nonaccrual loans was largely due to three large loan relationships, which total $4.9 million. In addition, the acquisition of ICNB increased our non accrual loan balances by $1.8 million at year end 2007. Loans past due 90 days or more increased to $3.2 million at year end 2007 compared with $2.5 million at the end of 2006. Excluding the 90 day past due loans from the ICNB acquisition, the balance of these loans would have been $2.3 million, consistent with year end 2006. Impaired loans are commercial loans for which we believe it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The average investment in impaired loans was $11.9 million during 2007 compared to $3.3 million during 2006. At year end, impaired loans were $15.0 million compared with $2.9 million at December 31, 2006.

The allowance for loan losses was $1.5 million, or 15%, higher at year end 2007 compared with 2006. This increase was a result of charged off loans of $3.4 million during the year, which exceeded current year provision for loans of $2.0 million, recoveries of prior charged off loans of $575,000, and the addition of $2.3 million to the allowance from the acquisition of ICNB. We were able to provide less for future losses than our net charge offs this year as a result of a favorable outcome in the first quarter on a loan relationship which had a specifically allocated allowance. Since the loss that had been provided for did not occur, we were able to reduce our provision expense. We record provision for loan loss expense when loans for which losses are likely, are identified. For loans which carry an allocated allowance, no expense is recognized at the time of charge off because it has been previously provided for. See the discussion of loan loss provision expense previously presented for additional information. The allowance for loan losses represents 1.02% of outstanding loans at the end of 2007 compared with 1.10% at December 31, 2006.

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

LIQUIDITY AND INTEREST RATE SENSITIVITY

Asset liability management aids us in achieving reasonable and predictable earnings and liquidity while maintaining a balance between interest earning assets and interest bearing liabilities. We maintain a complex interest rate risk modeling system which assists management in understanding the impact of changes in rates, both in the past, and forecasted. This information allows management to make adjustment as to its view toward certain products with regard to rate and term in order to minimize our interest rate risk in a changing rate environment.

Liquidity management involves the ability to meet the cash flow requirements of our customers. These customers may be either borrowers needing to meet their credit requirements or depositors wanting to withdraw funds. Management of interest rate sensitivity attempts to manage the level of varying net interest margins and to achieve consistent net interest income through periods of changing interest rates. The net interest margin was 3.90% in 2007 compared to 4.13% in 2006. Loan yields increased two basis points, from 7.49% in 2006, to 7.51% in 2007. Deposit costs increased 33 basis points from 3.35% in 2006 to 3.68% in 2007. Loan demand was modest through most of the year, and average loans outstanding increased by $105 million, with $88 million of that growth contributed by the ICNB acquisition. Average total earning assets increased $131 million as loans were funded, with ICNB adding $100 million of that total.

Full year average balances in time deposits increased $63 million compared with the prior year. The ICNB acquisition added $37 million of those deposits. Throughout the year, we continued to experience a shift from lower cost demand and savings products into higher rate time deposit products in all of our markets. We continued to maintain our short term funding needs through the use of overnight funding, and averaged $6 million of federal funds purchased in 2007, compared with $9 million in 2006. The use of Federal Home Loan Bank advances continued to be a significant source of longer term funding, with average advances increasing from the prior year by $22 million, of which $14 million were added through the ICNB acquisition. We also maintain a $30 million variable rate line of credit which had an average balance of $1.1 million during 2007 compared with $1.7 million in 2006.

A decision to increase deposit rates immediately affects most rates paid, other than time deposits, and has an immediate negative impact on net interest margin. With the exception of variable rate loans, an increase in loan rates does not affect the yield until a new loan is made. Likewise, a decrease in deposit rates lowers our cost of funds, and a decrease in loan rates only effects variable rate loans, until such time as a new fixed rate loan is generated, or re-finances. The prime rate is used to price virtually our entire variable rate loan portfolio. Therefore, reductions in the prime rate immediately have a negative effect on our earnings.

The prime rate, which began the year at 8.25%, was reduced three times in 2007, beginning with a half percent decrease in mid September. That was followed by one quarter percent reductions at the end of October and in mid December. In 2006, the prime rate increased four times in one quarter percent increments during the first half of 2006, and then held at 8.25% through the end of the year. Our net interest margin remained very stable in 2007, with quarterly net interest margins ranging from 3.92% in the first quarter of the year to 3.89% in the last two quarters. In 2006, we saw a steady drop in our net interest margin with quarterly margin ranging from a high at the beginning of the year of 4.19% to a low of 3.98% in the final quarter of the year.

The principal sources of liquidity for us are maturing securities, federal funds purchased or sold, loan payments by borrowers, investment securities, loans held for sale, deposit or deposit equivalent growth and Federal Home Loan Bank advances. Securities maturing or re-pricing within one year at December 31, 2007 were $20 million, compared to $27 million at December 31, 2006. Total investments available for sale were $104 million, an increase of $35 million from the prior year end.

The table below shows the interest sensitivity gaps for five different intervals as of December 31, 2007. Deposits that do not have a fixed maturity date are shown as immediately re-pricing according to reporting conventions.

	Maturity or Re-Pricing Frequency

	(Dollars in Millions)
	1 Day	2 Days through 3 Months	4 Months through 12 Months	13 Months Through 5 Years	More than 5 Years

Interest Earning Assets:
Loans	$268.7	$63.6	$143.5	$520.0	$128.0
Securities	0.0	21.5	10.6	49.2	21.2
Other earning assets	3.3	0.0	0.0	0.0	10.6

Total	272.0	85.1	154.1	569.2	159.8

Interest Bearing Liabilities:
Deposits	370.8	127.9	236.5	124.0	0.1
Other interest bearing liabilities	49.8	87.5	15.7	57.3	7.7

Total	420.6	215.4	252.2	181.3	7.8

Interest Sensitivity Gap	(148.6)	(130.3)	(98.1)	387.9	152.0

Cumulative Gap	(148.6)	(278.9)	(377.0)	10.9	162.9

For the one day interval, maturities of interest bearing liabilities exceed those of interest earning assets by $149 million. Included in the one day maturity classification are $371 million in savings and checking accounts which are contractually available to our customers immediately, but in practice, function as core deposits with considerably longer maturities. In the two day through the five year time frame, interest sensitive assets exceed interest sensitive liabilities by $160 million, resulting in a cumulative position of interest sensitive assets exceeding interest sensitive liabilities by $11 million through five years. For the time period greater than five years, the analysis shows an asset sensitive position, such that cumulatively, interest sensitive assets exceed interest sensitive liabilities by $163 million.

Showing a negative cumulative gap through the twelve month period does not necessarily result in a corresponding increase in net interest income during a falling rate environment. In practice, deposit rates do not change as rapidly as would be indicated by the contractual availability of deposit balances to customers. Also, changes in the steepness of the yield curve can cause differing effects on different products. Some of the benefit associated with lower deposit rates is mitigated by rate decreases on variable rate loans, renewals of fixed rate loans to higher rates, and customer prepayments. Conversely, showing a negative cumulative gap through the twelve month period does not necessarily result in a corresponding decrease in net interest income during a rising rate environment for similar reasons.

Interest rate sensitivity varies with different types of interest earning assets and interest bearing liabilities. Overnight investments, on which rates change daily, and loans tied to the prime rate differ considerably from long term investment securities and fixed rate loans. Time deposits over $100,000 and money market accounts are more interest sensitive than regular savings accounts. Comparison of the re-pricing intervals of interest earning assets to interest bearing liabilities is a measure of the interest sensitivity gap, not interest rate risk. Balancing interest rate sensitivity is a continual challenge in a changing rate environment. We use a sophisticated computer program to perform analysis of interest rate risk, assist with our asset and liability management, and measure the expected impact of interest rate changes and our sensitivity to those changes.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABLILITES, AND OFF-BALANCE SHEET ARRANGEMENTS

We have various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table presents, as of December 31, 2007, significant fixed and determinable contractual obligations to third parties by payment date.

	(In Thousands of Dollars)
Contractual Obligation	One Year or less	1-3 Years	3-5 Years	More than 5 Years	Total

Time Deposits	$367,010	$98,566	$23,609	$56	$489,241
Federal Funds Borrowed and
Repurchase Agreements	42,791	0	0	0	42,791
Long Term Debt	31,231	94,052	5,945	7,807	139,035
Subordinated Debt	0	0	0	36,084	36,084
Operating Leases	710	1,039	808	0	2,557

Further discussion of the nature of each obligation is included in Notes 7, 10, 11, 12, and 13 to the consolidated financial statements.

Our operating lease obligations represent short and long-term lease and rental payments, primarily for facilities, and to a lesser degree for certain software and data processing equipment.

The following table details the amounts and expected maturities of significant commitments as of December 31, 2007.

	(In Thousands of Dollars)
	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total

Credit:
Commercial real estate	$12,857	$11,246	$5,978	$5,533	$35,614
Residential real estate	1,294	843	1,447	20,102	23,686
Construction loans	5,439	1,256	898	13,548	21,141
Revolving home equity and credit card lines	6,685	12,343	12,778	6,101	37,907
Other	65,508	14,638	3,333	13,711	97,190
Commercial standby letters of credit	16,980	5,874	0	2,250	25,104

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

We view critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. We believe that our critical accounting policies include determining the allowance for loan losses, determining the fair value of securities and other financial instruments, the valuation of mortgage servicing rights, determination of purchase accounting adjustments, and estimating state and federal tax liabilities.

Allowance for Loan Losses The allowance for loan losses is a valuation allowance for probable incurred credit losses. We use a quantitative and qualitative methodology for analyzing factors which impact the allowance for loan losses consistently across its seven banking subsidiaries. The process applies risk factors for historical charge-offs and delinquency experience, portfolio segment weightings and industry and regional factors and trends as they affect the banks’ portfolios. The consideration of exposures to industries potentially most affected by current risks in the economic and political environment, and the review of potential risks in certain credits that either are, or are not, considered part of the non-performing loan category contributed to the establishment of the allowance levels at each bank. Loan losses are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Loans are reviewed on an ongoing basis for impairment. A loan is impaired when it is probable that we will be unable to collect all amounts due substantially in accordance with the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected cash flows discounted at the loan’s effective interest rate or, as a practical expedient, the fair value of collateral if the loan is collateral dependent. Loans considered to be impaired are reduced to the present value of expected future cash flow, or to the fair value of collateral by allocating a portion of the allowance for loan losses to such loans. If these allocations cause an increase in the allowance for loan losses, such increase is reported as provision for loan loss expense. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in the provision for loan losses.

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

Contingent Tax Liabilities Contingent tax liabilities, primarily Michigan single business tax liabilities, are estimated based on our exposures to interpretation of the applicable tax codes. We estimate our contingent tax liabilities by determining the amount of income that may be at risk of an adverse interpretation by taxing authorities on specific issues, multiplied by our effective tax rate, to determine our gross exposure. Once this exposure is determined, an estimate of the probability of an adverse adjustment being required is determined and applied to the gross liability to determine the contingent tax reserve.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities. Adoption of this statement is required for January 1, 2008. Early adoption was allowed, effective to January 1, 2007, if that election was made by April 30, 2007. This statement allows, but does not require, companies to record certain assets and liabilities at their fair value. The fair value determination is made at the instrument level, so similar assets or liabilities could be partially accounted for using the historical cost method, while other similar assets or liabilities are accounted for using the fair value method. Changes in fair value are recorded through the income statement in subsequent periods. The statement provides for a one time opportunity to transfer existing assets and liabilities to fair value at the point of adoption with a cumulative effect adjustment recorded against equity. After adoption, the election to report assets or liabilities at fair value must be made at the point of their inception. We have determined that the adoption of this standard will not have a material effect on our financial statements.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. We have determined that the adoption of this standard will not have a material effect on our financial statements.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. We have determined that the adoption of EITF No. 06-4 will not have a material effect on our financial statements.

In December 2007, the FASB issued Statement No. 141(Revised), Business Combinations. This statement prescribes changes to the method of accounting for acquisitions. All assets and liabilities acquired are to be adjusted to fair value at the acquisition date. Costs are to be expensed rather than capitalized. Restructuring costs that the acquirer expects to incur are expensed rather than set up as a liability at the date of acquisition. The standard is effective for fiscal years beginning after December 15, 2008. We have determined that the adoption of FASB 141(R) will not have an effect on our financials, but will result in a difference in the costs if an acquisition were completed after the effective date.

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No. 51. This statement requires that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. The statement further requires that sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The standard is effective for fiscal years beginning after December 15, 2008. We have determined that the adoption of FASB 160 will not have a material effect on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We face market risk to the extent that both earnings and the fair market values of our financial instruments are affected by changes in interest rates. We manage this risk with static GAP analysis and simulation modeling. During 2007 the prime rate began decreasing. Our models indicate that we have maintained an overall liability sensitive position, whereby we should benefit as rates decline. These models do not full incorporate customer preferences and changes in their behavior. As such, we believe we are somewhat less liability sensitive in a downward rate environment than the analysis indicates. In the short run, we believe it will be difficult to maintain our net interest margin as our assets re-price downward in larger steps than our liabilities. In the longer run as time deposits re-price to lower rates, we believe we will recover that lost margin and can maintain our overall profitability. As of the date of this annual report we do not know of nor expect there to be any material change in the general nature of our primary market risk exposure in the near term.

Our market risk exposure is mainly comprised of our vulnerability to interest rate risk. We do not accept significant interest rate risk in our mortgage banking operations. To manage our interest rate risk in mortgage banking we generally lock in our sale price to the purchaser of a loan at the same time we make a rate commitment to the borrower. Prevailing interest rates and interest rate relationships in the future will be primarily determined by market factors which are outside of our control. All information provided in response to this item consists of forward looking statements. Reference is made to the section captioned “Forward Looking Statements” in this annual report for a discussion of the limitations on our responsibility for such statements.

The following tables provide information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2007 and 2006. They show expected maturity date values for loans and securities which were calculated without adjusting the instruments’ contractual maturity dates for expected prepayments. Maturity date values for interest bearing core deposits were not based on estimates of the period over which the deposits would be outstanding, but rather, the opportunity for re-pricing. We believes that re-pricing dates, as opposed to expected maturity dates, may be more relevant in analyzing the value of such instruments and are reported as such in the following tables. Fair value is computed as the present value of expected cash flows at rates in effect at the date indicated.

Principal/Notional Amounts Maturing or Re-pricing in:	(In Thousands of Dollars)

As of December 31, 2007

	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value 12/31/07

Rate Sensitive Assets:
Fixed interest rate loans	$187,022	$140,043	$149,162	$105,324	$109,144	$153,391	$844,086	$816,784
Average interest rate	5.15%	4.68%	4.81%	3.99%	4.10%	4.72%
Variable interest rate loans	166,909	36,159	22,351	11,766	14,052	28,331	279,568	277,274
Average interest rate	7.39%	7.61%	7.61%	7.71%	8.05%	7.55%
Fixed interest rate securities	27,971	10,684	22,735	7,174	9,757	25,380	103,701	103,701
Average interest rate	5.14%	4.56%	5.02%	4.59%	5.00%	4.76%
Variable interest rate
Securities						754	754	754
Average interest rate						5.25%
Other interest bearing assets	16,412					8,007	24,419	24,419
Average interest rate	3.39%
Rate Sensitive Liabilities:
Savings and interest bearing
checking	370,025						370,025	354,324
Average interest rate	1.80%
Time deposits	367,010	75,997	22,568	16,639	6,970	57	489,241	493,370
Average interest rate	5.48%	5.45%	5.49%	6.15%	4.61%	4.15%
Fixed interest rate
borrowings	28,131	37,529	56,524	4,002	18,985	7,807	152,978	147,394
Average interest rate	4.42%	4.68%	5.49%	5.27%	6.31%	5.66%
Variable interest rate
borrowings	10,000			1,000	7,732	10,310	29,042	31,490
Average interest rate	3.71%			5.11%	6.33%	7.20%
Repurchase agreements	35,891						35,891	35,891
Average interest rate	3.87%
As of December 31, 2006	(In Thousands of Dollars)

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value 12/31/06

Rate Sensitive Assets:
Fixed interest rate loans	$130,353	$103,002	$109,596	$98,602	$79,751	$109,204	$630,509	$597,935
Average interest rate	6.74%	6.39%	6.50%	6.32%	6.97%	7.05%
Variable interest rate loans	112,942	71,569	41,878	19,782	13,654	20,306	280,131	282,494
Average interest rate	8.52%	7.75%	8.17%	8.29%	8.57%	7.97%
Fixed interest rate securities	26,524	12,684	5,176	4,674	2,467	16,627	68,152	68,152
Average interest rate	4.34%	4.44%	4.19%	4.34%	3.87%	4.60%
Variable interest rate
Securities						973	973	973
Average interest rate						4.36%
Other interest bearing assets	24,853					5,924	30,777	30,777
Average interest rate	5.21%
Rate Sensitive Liabilities:
Savings and interest bearing
checking	288,529						288,529	288,424
Average interest rate	1.96%
Time deposits	324,349	45,054	18,770	15,350	11,365	67	414,955	418,125
Average interest rate	4.43%	4.19%	3.89%	4.63%	5.32%	3.50%
Fixed interest rate
borrowings	15,739	19,145	6,027	41,545	4,000	17,132	103,587	100,167
Average interest rate	4.67%	4.44%	4.73%	5.53%	5.27%	6.09%
Variable interest rate
borrowings	4,000					10,310	14,310	14,313
Average interest rate	5.40%					7.36%
Repurchase agreements	32,079						32,079	32,079
Average interest rate	4.18%

CAPITAL RESOURCES

We obtain funds for our operating expenses and dividends to shareholders through dividends from our subsidiary banks. In general, the subsidiary banks pay only those amounts required to meet holding company cash requirements, while maintaining appropriate capital at the banks. Capital is maintained at the subsidiary banks to support their current operations and projected future growth.

Bank regulators have established risk based capital guidelines for banks and bank holding companies. Minimum capital levels are established under these guidelines and each asset category is assigned a perceived risk weighting. Off balance sheet items, such as loan commitments and standby letters of credit, also require capital allocations.

As of December 31, 2007, our total capital to risk weighted assets exceeded the minimum requirement for capital adequacy purposes of 8% by $36 million. Tier 1 capital to risk weighted assets exceeded the minimum of 4% by $69 million, and Tier 1 capital to average assets exceeded the minimum of 4% by $60 million. For a more complete discussion of capital requirements please refer to Note 21 of the Notes to Consolidated Financial Statements. The Federal Deposit Insurance Corporation insures specified customer deposits and assesses premium rates based on defined criteria. Insurance assessment rates may vary from bank to bank based on the factors that measure the perceived risk of a financial institution. One condition for maintaining the lowest risk assessment, and therefore, the lowest insurance rate, is the maintenance of capital at the “well capitalized” level. Each of our affiliate banks has exceeded the regulatory criteria for a “well capitalized” financial institution and each bank pays the lowest assessment rate assigned by the FDIC.

A certain level of capital growth is desirable to maintain an appropriate ratio of equity to total assets. The compound annual growth rate for total average assets for the past five years was 10.3%. The compound annual growth rate for average equity over the same period was 7.1%.

We have determined one way of maintaining capital adequacy is to maintain a reasonable rate of internal capital growth. The percentage return on average equity times the percentage of earnings retained after dividends equals the internal growth percentage. The following table illustrates this relationship:

	2007	2006	2005

Return on average equity	7.80%	10.72%	12.77%
Multiplied by
Percentage of earnings retained	25.51%	45.28%	52.65%
Equals
Internal capital growth	1.99%	4.85%	6.72%

We have retained between 25% and 52% of our earnings from 2005 to 2007. To achieve the goal of acceptable internal capital growth, we intend to continue our efforts to increase our return on average equity while maintaining a reasonable cash dividend.

As an additional enhancement to capital growth we offer a dividend reinvestment program. The Firstbank Corporation Dividend Reinvestment Plan was first offered in 1988. At December 31, 1988, 123 owners holding 209,856 shares participated in the Plan. By the end of 2007, 1,066 owners holding 2,362,801 shares were participating in the Plan.

We are not aware of any recommendations by regulatory authorities at December 31, 2007, which are likely to have a material effect on our liquidity, capital resources or operations.

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

COMMON STOCK DATA

Firstbank Corporation Common Stock was held by 1,872 shareholders of record as of December 31, 2007. Total shareholders number approximately 3,450, including those whose shares are held in nominee name through brokerage firms. Our shares are listed on the NASDAQ Global Select Market under the symbol FBMI and are traded by several brokers. The range of high and low sales prices for shares of common stock for each quarterly period during the past two years is as follows:

Quarter	High	Low

4th 2007	$17.23	$13.50
3rd 2007	$19.24	$16.45
2nd 2007	$21.50	$18.69
1st 2007	$21.99	$21.16
4th 2006	$22.85	$21.27
3rd 2006	$22.24	$21.14
2nd 2006	$22.81	$21.73
1st 2006	$22.83	$21.72

The prices quoted above were obtained from www.NASDAQ.com. Prices have been adjusted to reflect stock dividends.

The following table summarizes cash dividends paid per share (adjusted for stock dividends) of common stock during 2007 and 2006.

	2007	2006

First Quarter	$.2250	$.2095
Second Quarter	.2250	.2143
Third Quarter	.2250	.2143
Fourth Quarter	.2250	.2143

Total	$.9000	$.8524

Our principal sources of funds to pay cash dividends are the earnings of, and dividends paid by, our subsidiary banks. Under current regulations the subsidiary banks are restricted in their ability to transfer funds in the form of cash dividends, loans, and advances to the holding company (See Note 19 of the Notes to Consolidated Financial Statements). As of January 1, 2008, approximately $18.9 million of the subsidiaries’ retained earnings were available for transfer in the form of dividends to the holding company without prior regulatory approval. In addition, the subsidiaries’ 2008 earnings are expected to be available for distributions as dividends to the holding company.

STOCK PERFORMANCE

The following graph compares the cumulative total shareholder return on the common stock of the Corporation to the Standard & Poor’s 500 Stock Index and the NASDAQ Bank Index, assuming a $100 investment at the end of 2002. The Standard & Poor’s 500 Stock Index is a broad equity market index. The NASDAQ Bank Index is composed of 515 banks and savings institutions as well as companies performing functions closely related to banking, such as check cashing agencies, currency exchanges, safe deposit companies and corporations for banking abroad. Cumulative total return is measured by dividing (i) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the share price at the end and the beginning of the measurement period; by (ii) the share price at the beginning of the measurement period.

The table below shows dollar values for cumulative total shareholder return plotted in the graph above.

	2002	2003	2004	2005	2006	2007

Firstbank Corporation	$100.00	$133.69	$134.27	$116.96	$116.85	$79.66
S & P 500	$100.00	$128.68	$142.69	$149.70	$173.34	$182.87
NASDAQ Bank	$100.00	$130.51	$144.96	$141.92	$159.42	$125.80

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

The Company’s 2007 consolidated financial statements have been audited by Plante & Moran PLLC independent registered public accounting firm. Management has made available to Plante & Moran all financial records and related data, as well as the minutes of Boards of Directors’ meetings. Management believes that all representations made to Plante & Moran during the audit were valid and appropriate.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework”. Based on our assessment management concludes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

FIRSTBANK CORPORATION /s/ Thomas R. Sullivan —————————————— Thomas R. Sullivan President & Chief Executive Officer (Principal Executive Officer)

/s/ Samuel G. Stone —————————————— Samuel G. Stone Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: February 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Firstbank Corporation

We have audited the accompanying consolidated balance sheet of Firstbank Corporation as of December 31, 2007, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firstbank Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Firstbank Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Plante & Moran, PLLC Plante & Moran, PLLC

Grand Rapids, Michigan
February 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Firstbank Corporation
Alma, Michigan

We have audited the consolidated balance sheet of Firstbank Corporation as of December 31, 2006, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Firstbank Corporation at December 31, 2006, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006, in conformity with US generally accepted accounting principles.

/s/ Crowe Chizek and Company LLC Crowe Chizek and Company LLC

Grand Rapids, Michigan
February 28, 2007

FIRSTBANK CORPORATION
CONSOLIDATED BALANCE SHEETS
(In Thousands of Dollars, Except for Share Data)

	December 31,

	2007	2006

ASSETS

Cash and due from banks	$42,198	$32,084
Short term investments	3,331	24,853

Total cash and cash equivalents	45,529	56,937
Trading Account Securities	675	0
Securities available for sale	104,455	69,125
Federal Home Loan Bank stock	8,007	5,924
Loans held for sale	1,725	1,120
Loans, net of allowance for loan losses of $11,477 in 2007 and
$9,966 in 2006	1,110,452	899,554
Premises and equipment, net	27,554	20,232
Goodwill	34,421	20,094
Core deposits and other intangibles	5,832	3,045
Accrued interest receivable and other assets	27,089	19,061

TOTAL ASSETS	$1,365,739	$1,095,092

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Deposits:
Non-interest bearing demand accounts	$152,126	$131,942
Interest bearing accounts:
Demand	222,371	161,228
Savings	147,654	127,301
Time	489,241	414,955

Total Deposits	1,011,392	835,426

Securities sold under agreements to repurchase and overnight borrowings	42,791	35,179
Federal Home Loan Bank advances	138,126	94,104
Notes payable	909	73
Subordinated Debentures	36,084	20,620
Accrued interest payable and other liabilities	17,826	13,617

Total Liabilities	1,247,128	999,019

SHAREHOLDERS' EQUITY
Preferred stock; no par value, 300,000 shares authorized, none issued
Common stock, no par value, 20,000,000 shares authorized;
7,407,198 and 6,484,202 shares issued and outstanding in 2007 and 2006	111,436	91,652
Retained earnings	6,692	4,552
Accumulated other comprehensive income/(loss)	483	(131)

Total Shareholders' Equity	118,611	96,073

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,365,739	$1,095,092

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In Thousands of Dollars, Except for Per Share Data)

	Year Ended December 31,

	2007	2006	2005

Interest Income:
Loans, including fees	$75,364	$67,200	$50,030
Securities:
Taxable	3,160	2,139	1,952
Exempt from federal income tax	1,256	1,000	956
Short term investments	1,082	447	192

Total Interest Income	80,862	70,786	53,130

Interest Expense:
Deposits	28,649	22,942	12,368
FHLB Advances, notes payable and subordinated debentures	7,871	6,106	4,585
Other	1,697	1,673	861

Total Interest Expense	38,217	30,721	17,814

Net Interest Income	42,645	40,065	35,316
Provision for loan losses	2,014	767	295

Net Interest Income after Provision for Loan Losses	40,631	39,298	35,021

Non-Interest Income:
Service charges on deposit accounts	4,475	3,828	3,137
Gain on sale of mortgage loans	1,676	1,265	1,686
Mortgage servicing, net of amortization	555	205	526
Gain/(loss) on trading account securities	(628)	0	0
Gain/(loss) on sale of securities	(123)	7	33
Courier and cash delivery services	921	1,009	1,036
Real estate appraisal services	0	228	553
Commissions on real estate sales	492	821	1,113
Title insurance fees	347	410	551
Other	2,005	2,039	1,418

Total Non-Interest Income	9,720	10,133	9,732
Non-Interest Expense:
Salaries and employee benefits	20,620	18,591	16,100
Occupancy and equipment	5,964	5,132	4,240
Amortization of intangibles	1,135	665	395
Outside professional services	907	1,214	1,809
Advertising and promotions	1,241	1,059	571
Other	9,207	8,160	6,825

Total Non-Interest Expense	39,074	34,821	29,940

Income Before Federal Income Taxes	11,277	14,610	14,813
Federal Income Taxes	2,891	4,402	4,703

NET INCOME	$8,386	$10,208	$10,110
Other comprehensive income:
Change in unrealized gain (loss) on securities, net of tax
and reclassification effects	614	124	(590)

COMPREHENSIVE INCOME	$9,000	$10,332	$9,520

Basic earnings per share	$1.21	$1.56	$1.67

Diluted earnings per share	$1.21	$1.55	$1.64

See notes to consolidated financial statements.

FIRSTBANK CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In Thousands of Dollars, Except for Share and per Share Data)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

Balances at January 1, 2005	$64,713	$7,816	$335	$72,864
Net income for 2005		10,110		10,110
Cash dividends - $0.79 per share		(4,787)		(4,787)
5% stock dividend - 298,927 shares	6,941	(6,941)		0
Issuance of 35,140 shares of common stock
through exercise of stock options (including $90 of
tax benefit)	601			601
Issuance of 48,780 shares of common stock
through the dividend reinvestment plan	1,174			1,174
Issuance of 9,320 shares of common stock
from supplemental shareholder investments	243			243
Purchase of 37,200 shares of stock	(1,014)			(1,014)
Issuance of 14,465 shares of common stock	356			356
Issuance of 586,466 shares for acquisition	14,620			14,620
Net change in unrealized gain/(loss) on
securities available for sale, net of tax of $131			(590)	(590)

BALANCES AT DECEMBER 31, 2005	$87,634	$6,198	$(255)	$93,577

Impact of adopting SEC Staff Accounting Bulletin 108		293		293
Net income for 2006		10,208		10,208
Cash dividends - $0.8579 per share		(5,586)		(5,586)
5% stock dividend - 308,757 shares	6,561	(6,561)		0
Issuance of 36,203 shares of common stock
through exercise of stock options (including $102 of
tax benefit)	589			589
Issuance of 58,666 shares of common stock
through the dividend reinvestment plan	1,316			1,316
Issuance of 6,998 shares of common stock
from supplemental shareholder investments	164			164
Purchase of 222,500 shares of stock	(5,254)			(5,254)
Issuance of 18,043 shares of common stock	396			396
Stock option and restricted stock expense	246			246
Net change in unrealized gain/(loss) on
securities available for sale, net of tax of $64			124	124

BALANCES AT DECEMBER 31, 2006	$91,652	$4,552	$(131)	$96,073

Net income for 2007		8,386		8,386
Cash dividends - $0.90 per share		(6,246)		(6,246)
Issuance of 45,158 shares of common stock
through exercise of stock options (including $80 of
tax benefit)	704			704
Issuance of 77,244 shares of common stock
through the dividend reinvestment plan	1,362			1,362
Issuance of 4,750 shares of common stock
from supplemental shareholder investments	90			90
Purchase of 103,100 shares of stock	(1,801)			(1,801)
Issuance of 23,996 shares of common stock	448			448
Stock option and restricted stock expense	261			261
Issuance of 874,949 shares for acquisition	18,720			18,720
Net change in unrealized gain/(loss) on
securities available for sale, net of tax of $316			614	614

BALANCES AT DECEMBER 31, 2007	$6,692	$483	$118,611	$111,436

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of Dollars)

	Year Ended December 31,

	2007	2006	2005

OPERATING ACTIVITIES
Net income	$8,386	$10,208	$10,110
Adjustments to reconcile net income to net cash from
operating activities:
Provision for loan losses	2,014	767	295
Depreciation of premises and equipment	2,959	2,539	2,342
Net amortization (accretion) of security premiums/discounts	(311)	(17)	163
Loss on trading account securities	628	0	0
(Gain)/Loss on securities transactions	123	(33)	(7)
Amortization and impairment of intangibles	1,135	665	395
Stock option and restricted stock grant compensation expense	261	246	6
Gain on sale of mortgage loans	(1,676)	(1,265)	(1,686)
Proceeds from sales of mortgage loans	68,315	55,379	79,564
Loans originated for sale	(67,244)	(54,940)	(76,202)
Deferred federal income tax expense	331	210	185
Decrease (increase) in accrued interest receivable and other assets	6,565	2,084	(540)
Increase in accrued interest payable and other liabilities	(2,502)	1,788	1,501

NET CASH FROM OPERATING ACTIVITIES	18,984	17,657	16,088

INVESTING ACTIVITIES
Bank acquisition, net of cash assumed	(15,170)	0	(23,573)
Proceeds from sales of securities available for sale	13,901	0	119
Proceeds from maturities and calls of securities available for sale	56,429	38,815	19,672
Purchase of securities available for sale	(79,105)	(33,917)	(19,949)
Sale (Purchase) of Federal Home Loan Bank stock, net	(520)	385	(208)
Net increase in portfolio loans	(36,829)	(37,708)	(61,935)
Net purchases of premises and equipment	(2,998)	(3,294)	(2,095)

NET CASH FROM INVESTING ACTIVITIES	(64,292)	(35,719)	(87,969)

FINANCING ACTIVITIES
Net increase in deposits	3,967	24,321	74,503
Net increase (decrease) in securities sold under agreements to
repurchase and overnight borrowings	3,302	(8,132)	4,211
Repayment of notes payable and other borrowings	(19,728)	(8,017)	(21)
Repayment of Federal Home Loan Bank borrowings	(12,847)	(7,660)	(13,392)
Proceeds from Federal Home Loan Bank borrowings	29,500	18,720	18,200
Proceeds from subordinated debentures and other borrowings	35,149	10,810	4,747
Cash dividends and cash paid in lieu of fractional shares on
stock dividend	(6,246)	(5,586)	(4,787)
Repurchase of the Company's common stock	(1,801)	(5,254)	(1,014)
Cash proceeds from issuance of common stock	2,604	2,465	16,994

NET CASH FROM FINANCING ACTIVITIES	33,900	21,667	99,441

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,408)	3,605	27,560
Cash and cash equivalents at beginning of year	56,937	53,332	25,772

CASH AND CASH EQUIVALENTS AT END OF YEAR	$45,529	$56,937	$53,332

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$38,163	$29,680	$17,244
Income taxes	$2,685	$4,818	$3,725
Non cash transfer of loans to other real estate owned	$2,373	$4,452	$745
Non cash transfer of liabilities for implementation of SAB 108 to
retained earnings	$0	$293	$0

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Bank acquisitions: (In Thousands of Dollars)	2007	2006	2005

Securities acquired (including FHLB stock)	28,252	0	2,943
Loans acquired, net of allowance for loan losses	178,456	0	144,919
Bank premises and equipment	7,283	0	2,085
Acquisition intangibles recorded	18,983	0	17,131
Other assets assumed	12,152	0	1,016
Deposits assumed	(171,999)	0	(133,335)
Borrowings assumed	(32,558)	0	(9,670)
Other liabilities assumed	(6,679)	0	(1,516)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Firstbank Corporation (the “Company”) is a bank holding company. Each of our subsidiary banks is a full service community bank. The subsidiary banks offer all customary banking services, including the acceptance of checking, savings and time deposits, and the making of commercial, agricultural, real estate, personal, home improvement, automobile and other installment and consumer loans. Our consolidated assets were, $1.366 billion as of December 31, 2007, and primarily represent commercial and retail banking activity. Mortgage loans serviced for others of $515 million, as of December 31, 2007, are not included in the consolidated balance sheet.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, Firstbank – Alma; Firstbank (Mt. Pleasant); Firstbank – West Branch; Firstbank – Lakeview; Firstbank – St. Johns; Keystone Community Bank and Firstbank – West Michigan (the “Banks”); 1st Armored, Incorporated; 1st Title, Incorporated; 1st Investors Title, LLC; C.A. Hanes Realty, Incorporated (sold September 30, 2007), Austin Mortgage Company; and FBMI Risk Management Services, Inc., after elimination of inter-company accounts and transactions. These subsidiaries are wholly owned, except C.A. Hanes Realty, which had a 45% minority interest through September 30, 2007 and 1st Investors Title, LLC, which has a 48% minority interest. Each of our seven banks operates its own Mortgage Company. Keystone Community Bank also owns Keystone Premium Finance, LLC, which has been in the business of financing large dollar insurance premiums and now is in the process of winding down its portfolio. The operating results of these companies are consolidated into each Bank’s financial statements. During 2004 we formed a special purpose trust, Firstbank Capital Trust I, in 2006 we formed Firstbank Capital Trust II, and in 2007 we formed Firstbank Capital Trust III and Firstbank Capital Trust IV, for the sole purpose of issuing trust preferred securities. Under generally accepted accounting principles, these trusts are not consolidated into our financial statements.

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

Certain Significant Estimates: The primary estimates incorporated into our financial statements, which are susceptible to change in the near term, include the allowance for loan losses, the determination of the fair value of certain financial instruments, determination of state and federal tax liabilities, purchase accounting and core deposit intangible valuations, and the valuation of mortgage servicing rights.

Current Vulnerability Due to Certain Concentrations: Our business is concentrated in the mid-central and southwestern sections of the lower peninsula of Michigan. Management is of the opinion that no concentrations exist that make us vulnerable to the risk of a near term severe impact. While the loan portfolio is diversified, the customers’ ability to honor their debts is partially dependent on the local economies. Our service area is primarily dependent on manufacturing (automotive and other), agricultural and recreational industries. Most commercial and agricultural loans are secured by business assets, including commercial and agricultural real estate and federal farm agency guarantees. Generally, consumer loans are secured by various items of personal property and mortgage loans are secured by residential real estate. Our funding sources include time deposits and other deposit products which bear interest. Periods of rising interest rates result in an increase in our cost of funds and an increase in the yields on certain assets. Conversely, periods of falling interest rates result in a decrease in yields on certain assets and costs of certain funds.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, amounts due from banks and short term investments, which include interest bearing deposits with banks, federal funds sold, and overnight money market fund investments. Generally, federal funds and overnight money market funds are purchased for a one day period. We report customer loan transactions, deposit transactions and repurchase agreements and overnight borrowings on a net basis within our cash flow statement.

Trading Account Securities: From time to time, we invest in the common stock of other banks. During 2007 we determined that we should reclassify those investments from available for sale to trading account securities. Trading account securities are adjusted to fair value through the income statement, with increases in value reflected as non- interest income and decreases in value reflected as a decrease to non-interest income.

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

Mortgage Banking Activities: Servicing rights are recognized as assets based on the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates. Any impairment of a grouping is reported as a valuation allowance.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. Amortization of mortgage serving rights is netted against loan servicing fee income.

Mortgage Derivatives: From time to time, we enter into mortgage banking derivatives such as forward contracts and rate lock commitments in the ordinary course of business. The derivatives are not designated as hedges and are carried at fair value. The net gain or loss on mortgage banking derivatives is included in gain on sale of loans.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights retained. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold, which is reduced by the cost allocated to the servicing right. We generally lock in the sale price to the purchaser of the loan at the same time we make a rate commitment to the borrower.

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

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Management uses a quantitative and qualitative methodology for analyzing factors which impact the allowance for loan losses consistently across its seven banking subsidiaries. The process applies risk factors for historical charge-offs and delinquency experience, portfolio segment weightings and industry and regional factors and trends as they affect the banks’ portfolios. The consideration of exposures to industries potentially most affected by current risks in the economic and political environment and the review of potential risks in certain credits that either are, or are not, considered part of the non-performing loan category contributed to the establishment of the allowance levels at each bank. Loan losses are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed.

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

Premises and Equipment: Premises and equipment are stated on the basis of cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets, primarily by accelerated methods for income tax purposes and by the straight line method for financial reporting purposes. Buildings and related components are assigned useful lives ranging from 5 to 33 years. Furniture, fixtures and equipment are assigned useful lives ranging from 3 to 10 years.

Other Real Estate: Other real estate (included as a component of other assets) includes properties acquired through either a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and is initially recorded at the fair value less cost to sell when acquired, establishing a new cost basis. These properties are evaluated periodically and if fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Other real estate owned totaled $3.2 million and $1.1 million at December 31, 2007 and 2006.

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

Income Taxes: We record income tax expense based on the amount of taxes due on our tax return plus the change in deferred taxes, computed based on the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

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

Stock Based Compensation: Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, we recorded stock-based employee compensation cost using the fair value method starting in 2006. For 2006, adopting this standard resulted in a reduction of income before income taxes of $239,912, a reduction in net income of $158,342 and a decrease in both basic and diluted earnings per share of $0.02. In 2007, we recorded expense of $246,705, a decrease to net income of $162,825 and a decrease to both basic and diluted earnings per share of $0.02.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock based compensation cost is reflected in net income for the year ending December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock Based Compensation, for the year ending December 31, 2005.

2005

(in thousands of dollars, except per share information)
Net income as reported	$10,110
Deduct stock-based compensation expense determined
under fair value based method	152

Pro forma net income	$9,958

Basic earnings per share as reported	$1.67
Pro forma basic earnings per share	$1.64

Diluted earnings per share as reported	$1.64
Pro forma diluted earnings per share	$1.62

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

Effect of Newly Issued Accounting Standards:

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment to FASB Statements No. 133 and 140. This Statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of Statement No. 133, and establishes a requirement to evaluate interests in securitized financial assets and other items. The new standard was effective for financial assets acquired or issued after January 1, 2007. Implementation of this standard did not have a material impact on our consolidated financial position or results of our operations.

In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140. This Statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized; 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity’s exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. This standard was effective as of January 1, 2007 with the effects of initial adoption to be reported as a cumulative-effect adjustment to retained earnings. Implementation of this standard did not have a material impact on its consolidated financial position or results of our operations.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective January 1, 2007. We have determined that the adoption of FIN 48 did not have a material effect on our financial statements.

Effect of Newly Issued But not Yet Effective Accounting Standards:

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities. Adoption of this statement is required for January 1, 2008. Early adoption was allowed, effective to January 1, 2007, if that election was made by April 30, 2007. This statement allows, but does not require, companies to record certain assets and liabilities at their fair value. The fair value determination is made at the instrument level, so similar assets or liabilities could be accounted for using the historical cost method, while other similar assets or liabilities are accounted for using the fair value method. Changes in fair value are recorded through the income statement in subsequent periods. The statement provides for a one time opportunity to transfer existing assets and liabilities to fair value at the point of adoption with a cumulative effect adjustment recorded against equity. After adoption, the election to report assets or liabilities at fair value must be made at the point of their inception. We have determined that the adoption of this standard will not have a material effect on our financial statements.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. We have determined that the adoption of this standard will not have a material effect on our financial statements.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. We have determined that the adoption of EITF No. 06-4 will not have a material effect on our financial statements.

In December 2007, the FASB issued Statement No. 141(Revised), Business Combinations. This statement prescribes changes to the method of accounting for acquisitions. All assets and liabilities acquired are to be adjusted to fair value at the acquisition date. Direct costs are to be expensed rather than capitalized. Direct acquisition costs that the acquirer expects to incur are expensed rather than set up as a liability at the date of acquisition. The standard is effective for fiscal years beginning after December 15, 2008. We have determined that the adoption of FASB 141(R) will not have an effect on our financials, but will result in a difference in the costs if an acquisition were completed after the effective date.

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No. 51. This statement requires that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. The statement further requires that sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The standard is effective for fiscal years beginning after December 15, 2008. We have determined that the adoption of FASB 160 will not have a material effect on our financial statements.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements as of December 31, 2007.

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

Reclassification: Certain 2006 and 2005 amounts have been reclassified to conform to the 2007 presentation.

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

NOTE 2 – ACQUISITIONS AND DIVESTITURES

On July 1, 2007 we acquired ICNB Financial Corporation (ICNB). ICNB was the holding company for The Ionia County National Bank of Ionia, based in Ionia, Michigan. Ionia County National Bank subsequently changed its name to Firstbank – West Michigan. The purpose of the acquisition was to increase market share in the Michigan banking market and to achieve increased operating efficiencies by leveraging our central support functions. As of June 30, 2007, ICNB had total assets of $231 million, total deposits of $172 million, and total loans, net of allowance, of $178 million. The merger was accounted for using the purchase accounting method of accounting, and accordingly the purchase price was allocated to assets acquired and the liabilities assumed based upon the estimated fair value as of the merger date.

Firstbank Corporation paid an aggregate value of $38.4 million to acquire the shares of ICNB common stock outstanding. The purchase price was determined using the Firstbank’s market price on February 1, 2007, the date of the merger agreement. We issued 874,749 shares of Firstbank common stock, and paid $19,584,000 in cash for the acquisition. The acquisition resulted in the creation of $19.0 million of intangible assets, of which $14.6 million was designated as goodwill and $3.7 million as core deposit intangible. The goodwill created in this merger is not tax deductible.

ICNB’s financial information is incorporated into the financial statements contained within this report from July 1, 2007 forward, the date of the merger.

On September 30, 2007, we sold our 55% majority ownership in C.A. Hanes Realty, Inc. at a loss after taxes of $104,000. Historical earnings from C.A. Hanes Realty, Inc., net of the 45% minority interest, are included in the financial presented in this report. Financial results subsequent to September 30, 2007 are excluded for C.A. Hanes, Realty, Inc. as the sale transaction was completed on that date.

On October 1, 2005 we acquired 100 percent of Keystone Community Bank. The results of Keystone’s operations have been included in the consolidated financial statements since that date. Keystone is a community bank located in Kalamazoo, Michigan and operates five branches in Kalamazoo County. As a result of the acquisition, we expect to increase market share in the Michigan banking market and to be able to reduce the operating costs of Keystone through economies of scale.

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

NOTE 3 – RESTRICTIONS ON CASH AND DUE FROM BANKS

Our subsidiary banks are required to maintain average reserve balances in the form of cash and non-interest bearing balances due from the Federal Reserve Bank. The average reserve balances required to be maintained during 2007 and 2006 were $4,770,000 and $4,355,000, respectively. These balances do not earn interest.

NOTE 4 – SECURITIES

The fair value of securities available for sale was as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses

	(In Thousands of Dollars)

Securities Available for Sale:
December 31, 2007:
U.S. governmental agency	$45,304	$294	$(5)
States and political subdivisions	36,298	325	(28)
Collateralized Mortgage Obligations	12,726	205	(4)
Equity	10,127	1	(6)

Total	$104,455	$825	$(43)

December 31, 2006:
U.S. governmental agency	$33,584	$0	$(207)
States and political subdivisions	28,188	161	(132)
Collateralized Mortgage Obligations	4,143	7	(29)
Equity	3,210	1	(0)

Total	$69,125	$169	$(368)

Equity securities in 2007 primarily consist of $8 million of auction rate securities with interest rates and fair value determined based on auctions held every ninety days.

Securities with unrealized losses at year end 2007 and 2006 not recognized in income are as follows:

	Less than 12 Months		12 Months or More		Total

Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

December 31, 2007
US Government Agencies	$2,564	$(4)	$1,999	$(1)	$4,563	$(5)
States and Political Subdivisions	120	0	5,334	(28)	5,454	(28)
Collateralized Mortgage Obligations	866	(4)	0	0	866	(4)
Equity	0	0	250	(6)	250	(6)

Total Temporarily Impaired	$3,550	$(8)	$7,583	$(35)	$11,133	$(43)

December 31, 2006
US Government Agencies	$16,893	$(99)	$8,518	$(108)	$25,411	$(207)
States and Political Subdivisions	623	(2)	11,344	(130)	11,967	(132)
Collateralized Mortgage Obligations	0	0	2,223	(29)	2,223	(29)

Total Temporarily Impaired	$17,516	$(101)	$22,085	$(267)	$39,601	$(368)

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

Gross realized gains (losses) on sales and calls of securities were:

	(In Thousands of Dollars)
	2007	2006	2005

Trading Account Securities (losses)	$(628)	$0	$0

Available for Sale Securities
Gross realized gains	$8	$7	$33
Gross realized losses	(131)	0	0

Net realized gains (losses)	$(123)	$7	$33

The fair value of securities at December 31, 2007, by stated maturity, is shown below. Actual maturities may differ from stated maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Fair Value

(In Thousands of Dollars)

Due in one year or less	$19,972
Due after one year through five years	52,793
Due after five years through ten years	15,174
Due after ten years	6,388

Total	94,328

Equity securities	10,127

Total securities	$104,455

At December 31, 2007 and 2006, securities with carrying values approximating $40,567,000 and $47,813,000 were pledged to secure public trust deposits, securities sold under agreements to repurchase, and for such other purposes as required or permitted by law.

Federal Home Loan Bank stock is carried at cost, which approximates fair value.

NOTE 5 – LOAN SERVICING

Loans held for sale at year end are as follows:

	(In Thousands of Dollars)

	2007	2006

Loans held for sale	$1,725	$1,120
Less: Allowance to adjust to lower of cost or market	0	0

Loans held for sale, net	$1,725	$1,120

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year end are as follows:

	(In Thousands of Dollars)

	2007	2006

Mortgage loan portfolios serviced for:
Federal Home Loan Mortgage Association	$509,796	$466,066
Federal National Mortgage Association	$4,650	$5,549

Custodial escrow balances maintained in connection with serviced loans were $809,800 and $591,300 at year end 2007 and 2006.

Activity for capitalized mortgage servicing rights was as follows:

	(In Thousands of Dollars)

	2007	2006	2005

Servicing rights:
Beginning of year	$1,856	$1,947	$2,188
Acquired in acquisitions	369	0	0
Additions	580	515	556
Amortized to expense	(521)	(607)	(800)
Valuation (Impairment)/Recovery	0	1	3

End of year	$2,284	$1,856	$1,947

Management has determined that a valuation allowance of $2 thousand was necessary at December 31, 2007. A valuation allowance of $2 thousand and $3 thousand was required at December 31, 2006 and 2005.

The fair value of mortgage servicing rights was $4,950,400 and $4,312,000 at year end 2007 and 2006. Fair value was determined using a discount rate of 9.31%, prepayment speeds ranging from 99% to 422%, depending on the stratification of the specific right, and a weighted average delinquency rate of 0.65%.

The weighted average amortization period is 3.78 years. Estimated amortization expense for each of the next five years is:

(In Thousands of Dollars)

2008	$396
2009	342
2010	303
2011	266
2012	228

NOTE 6 – LOANS

Loans at year end were as follows:

	(In Thousands of Dollars)
	2007	2006

Commercial	$219,080	$194,810
Mortgage Loans on Real Estate:
Residential	387,221	284,137
Commercial	311,494	286,249
Construction	126,027	81,218
Consumer	72,410	58,766
Credit Card	5,697	4,340

Subtotal	1,121,929	909,520
Less:
Allowance for loan losses	11,477	9,966

Loans, net	$1,110,452	$899,554

In addition to the increased balances resulting from the acquisition of ICNB in 2007, certain commercial loans and commercial real estate loans were reclassified to the construction category. This reclassification resulted from a comprehensive review of our loan portfolio and resulted in re-categorization of vacant land loans and certain development.

Activity in the allowance for loan losses was as follows:

	(In Thousands of Dollars)
	2007	2006	2005

Beginning balance	$9,966	$11,559	$10,581
Allowance of acquired bank	2,345	0	1,949
Provision for loan losses	2,014	767	295
Loans charged off	(3,423)	(2,694)	(1,739)
Recoveries	575	334	473

Ending balance	$11,477	$9,966	$11,559

Impaired loans were as follows:

	(In Thousands of Dollars)
	2007	2006	2005

Year end loans with no allocated allowance for loan losses	$11,392	$2,500	$1,305
Year end loans with allocated allowance for loan losses	3,598	394	3,651

Total	$14,990	$2,894	$4,956

Amount of the allowance for loan losses allocated	$769	$204	$1,209

	(In Thousands of Dollars)
	2007	2006	2005

Nonaccrual loans at year end	$10,454	$1,768	$4,770
Renegotiated Loans	543	0	0
Loans past due over 90 days still on accrual at year end	3,161	2,485	2,440
Average of impaired loans during the year	11,864	3,315	4,736
Interest income recognized during impairment	463	183	187
Cash-basis interest income recognized	30	24	23

Approximately $31,691,000 and $31,732,000 of commercial loans were pledged to the Federal Reserve Bank of Chicago at December 31, 2007 and 2006 to secure potential overnight borrowings.

NOTE 7 – PREMISES AND EQUIPMENT

Year end premises and equipment were as follows:

	(In Thousands of Dollars)
	2007	2006

Land	$5,267	$4,667
Buildings	30,955	19,127
Furniture, fixtures and equipment	20,242	15,245

Total	56,464	39,039
Less:
Accumulated depreciation	(28,910)	(18,807)

Total	$27,554	$20,232

Depreciation expense was $2,959,000, $2,539,000, and $2,342,000 for 2007, 2006, and 2005. Rent expense was $406,000 for 2007, $342,000 for 2006, and $244,000 for 2005. Rental commitments for the next five years under non-cancelable operating leases were as follows (before considering renewal options that generally are present):

(In Thousands of Dollars)

2008	$710
2009	577
2010	461
2011	459
2012	349

Total	$2,556

NOTE 8 – GOODWILL AND INTANGIBLE ASSETS

Goodwill
The change in the carrying amount of goodwill for the year is as follows:

	(In Thousands of Dollars)
	2007	2006

Balance at January 1	$20,094	$19,888
Impairment write down	(275)	0
Goodwill from acquisitions	14,602	206

Balance at December 31	$34,421	$20,094

The $14,602,000 goodwill from acquisitions in 2007 relates to the purchase of ICNB. The $275,000 of impairment reflected in 2007 resulted was associated with CA Hanes Realty, Inc. The $206,000 Goodwill from acquisitions in 2006 above relates to an adjustment to goodwill associated with the acquisition of Keystone.

Acquired Intangible Assets
Acquired intangible assets at year end were as follows:

	(In Thousands of Dollars)
	Gross Amount	Accumulated Amortization	Net Carrying Amount

2007
Amortized intangible assets:
Core deposit premium resulting from
bank and branch acquisitions	$9,826	$4,032	$5,794
Other customer relationship intangibles	291	253	38

Total	$10,117	$4,285	$5,832

2006
Amortized intangible assets:
Core deposit premium resulting from
branch acquisitions	$6,179	$3,268	$2,911
Other customer relationship intangibles	291	157	134

Total	$6,470	$3,425	$3,045

Aggregate amortization expense was $954,000, $665,000, and $395,000 for 2007, 2006, and 2005, respectively.

Estimated amortization expense for each of the next five years:

(In Thousands of Dollars)
Year	Amount

2008	$1,071
2009	935
2010	799
2011	700
2012	482

NOTE 9 – FEDERAL INCOME TAXES

Federal income taxes consist of the following:

	(In Thousands of Dollars)
	2007	2006	2005

Current expense	$2,560	$4,323	$4,791
Deferred expense (benefit)	331	79	(88)

Total	$2,891	$4,402	$4,703

A reconciliation of the difference between federal income tax expense and the amount computed by applying the federal statutory tax rate of 35% in 2006, 2005 and 2004 is as follows:

	(In Thousands of Dollars)
	2007	2006	2005

Tax at statutory rate	$3,947	$5,114	$5,185
Adjustment of federal tax contingent liability	(124)	(240)	0
Effect of tax-exempt interest	(535)	(433)	(384)
Other	(397)	(42)	(98)

Federal income taxes	$2,891	$4,402	$4,703

Effective tax rate	26%	30%	32%

The components of deferred tax assets and liabilities consist of the following at December 31st year end:

	(In Thousands of Dollars)
	2007	2006

Deferred tax assets:
Allowance for loan losses	$3,440	$3,540
Deferred compensation	2,362	1,222
Other	731	333
Unrealized loss on securities available for sale	316	64

Total deferred tax assets	6,849	5,159

Deferred tax liabilities:
Fixed assets	(2,020)	(1,184)
Mortgage servicing rights	(652)	(650)
Purchase accounting adjustment	(1,016)	(519)
Other	(750)	(633)

Total deferred tax liabilities	(4,438)	(2,986)

Net deferred tax assets	$2,094	$2,173

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. Management has determined that no such allowance is required at December 31, 2007 or 2006.

Net deferred tax assets at December 31, 2007 and 2006 are included in other assets in the accompanying consolidated balance sheets.

NOTE 10 – DEPOSITS

Time deposits of $100,000 or more were $193,186,000 and $169,445,000 at year end 2007 and 2006. There were $26.7 million and $46.0 million of brokered CDs included in time deposits of $100,000 or more in 2007 and 2006 respectively.

Scheduled maturities of time deposits at December 31, 2007 were as follows:

(In Thousands of Dollars
Year	Amount

2008	$365,153
2009	77,451
2010	22,804
2011	16,722
2012	7,055
2013 and after	56

Total	$489,241

NOTE 11 – BORROWINGS

Information relating to securities sold under agreements to repurchase is as follows:

	(In Thousands of Dollars)
	2007	2006

At December 31:
Outstanding Balance	$35,891	$32,079
Average Interest Rate	3.25%	4.17%

Daily Average for the Year:
Outstanding Balance	$36,170	$31,108
Average Interest Rate	3.87%	3.89%

Maximum Outstanding at any Month End	$40,689	$37,459

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

We had unsecured overnight borrowings, in the form of federal funds purchased of $6,900,000 at December 31, 2007. There were $3,100,000 overnight borrowings at December 31, 2006.

We renewed a line of credit agreement with Comerica Bank, on June 30, 2007 at a variable interest rate chosen by us of either Comerica Bank’s prime commercial borrowing rate less 1.25%, or 1.00% over Comerica Bank’s Eurodollar-based Rate. This agreement allows for a revolving line of credit up to an aggregate principal amount of $30,000,000. Maturity of Eurodollar-based borrowings is established at the time of the borrowing and can range in duration from one to six months. Prime-based borrowings may be repaid at any time. The terms of the agreement require us to pay interest monthly on outstanding Prime-based borrowing, and at maturity on any Eurodollar-based borrowing, and prohibit us from pledging the stock of our subsidiary banks. We utilized the line of credit once during the year to provide interim funding for the acquisition of ICNB. The total amount borrowed was $19 million and was repaid after approximately 30 days.

Firstbank – Alma has a 6.00% fixed rate note payable, with a balance of $51,000 and $73,000 at December 31, 2007 and 2006. These notes mature on January 1, 2010 and were part of the consideration paid for a subsidiary, which has since been sold.

Firstbank – West Michigan has a 6.25% fixed rate note payable with a balance of $84,000 at December 31, 2007. These notes mature on September 1, 2012.

Austin Mortgage Company, LLC has a prime rate minus 0.50% variable rate note payable with a balance of $774,000 at December 31, 2007. These notes mature on June 4, 2008.

NOTE 12 – FEDERAL HOME LOAN BANK ADVANCES

Long term borrowings have been secured from the Federal Home Loan Bank. At year end, advances from the Federal Home Loan Bank were as follows:

	(In Thousands of Dollars)
	2007	2006

Maturities February 2008 through March 2026 at
fixed rates ranging from 2.99% to 7.3%, averaging 5.02%	$124,126	$90,104

Maturities March 2008 through January 2011 with a variable rate of interest tied to the either the effective federal funds rate, or the 30 and 90 day
LIBOR rates	$14,000	$4,000

Each Federal Home Loan Bank advance is payable at its maturity date without penalty, however, substantial penalties do exist if an advance is paid before its contractual maturity. Such penalties vary from advance to advance and are based on the size, interest rate, and remaining term of each specific advance. Advances of $41,900,000 maturing in 2010 may be converted from fixed to variable rate by the FHLB, but may be repaid, without penalty, if that option is exercised. The advances were collateralized by $281,455,000 and $213,903,000 of first mortgage loans under a blanket lien arrangement and pledges of specific mortgages at year end 2007 and 2006. As of December 31, 2007, the Company had $50,790,000 of additional borrowing capacity with the Federal Home Loan Bank.

Maturities of FHLB advances are as follows:

(In Thousands of Dollars)

2008	$34,430
2009	34,500
2010	56,522
2011	4,000
2012	867
2013 and after	7,807

Total	$138,126

NOTE 13 – SUBORDINATED DEBENTURES

On October 18, 2004, a trust formed by us issued $10,310,000 of LIBOR plus 1.99% variable rate trust preferred securities in 2004 as part of a pooled offering of such securities. We issued subordinated debentures to the trust in exchange for the proceeds of the offering; the debentures represent the sole assets of the trust. We may redeem the subordinated debentures, in whole or in part, any time on or after October 18, 2009 at 100% of the principal amount of the securities. The debentures are required to be paid in full on October 18, 2034.

On January 20, 2006, a trust formed by us issued $10,310,000 of trust preferred securities as part of a pooled offering of such securities. The securities carry an interest rate of 6.049% for five years, and then convert to a variable rate of LIBOR plus 1.27% for the remainder of their term. We issued subordinated debentures to the trust in exchange for the proceeds of the offering; the debentures represent the sole assets of the trust. We may redeem the subordinated debentures, in whole or in part, any time on or after April 7, 2011 at 100% of the principal amount of the securities. The debentures are required to be paid in full on April 7, 2036.

On July 30, 2007, two trusts, formed by us, issued $15,464,000 of trust preferred securities as part of a pooled offering of such securities. One of the trusts issued $7,732,000 of variable rate securities at 90 day LIBOR plus 1.35% (6.71% on the date of issuance). The other trust issued $7,732,000 of fixed rate securities that carry an interest rate of 6.566% for five years, and then convert to a variable rate of 90 day LIBOR plus 1.35% for the remainder of their term. Firstbank then issued subordinated debentures to the trust in exchange for the proceeds of the offering; the debentures represent the sole assets of each of the trusts. We may redeem the subordinated debentures, in whole or in part, any time on or after July 30, 2012 at 100% of the principal amount of the securities. The debentures are required to be paid in full on July 30, 2037.

In accordance with FASB Interpretation 46R, the trusts are not consolidated with the company’s financial statements, but rather the subordinated debentures are shown as a liability. Our investment in the common stock of the trust was $1,084,000 and is included in equity securities available for sale. These investments are restricted from sale and are carried at historical cost, which approximates fair value.

NOTE 14 – BENEFIT PLANS

The 401(k) plan, a defined contribution plan, is an IRS qualified 401(k) salary deferral plan, under which Firstbank Corporation stock is one of the investment options. Both employee and employer contributions may be made to the plan. The Company’s 2007, 2006 and 2005 matching 401(k) contributions charged to expense were $425,000, $437,000 and $368,000 respectively. The percent of the Company’s matching contribution to the 401(k) is determined annually by the Board of Directors.

Keystone Community Bank had a 401(k) plan that allowed both employee and employer contributions. Keystone Community Bank’s plan was a defined contribution plan and an IRS qualified 401(k) Safe Harbor salary deferral plan. Keystone Community Bank employees were eligible to participate in the Firstbank Corporation 401(k) Plan on January 1, 2006.

The ICNB Financial Corporation Incentive Savings Plan is an IRS approved 401(k) plan that allowed both employee and employer contributions. Firstbank – West Michigan’s 2007 matching contributions charged to expense after acquisition was $21,000. Firstbank – West Michigan’s employees are eligible to participate in the Firstbank Corporation 401(k) Plan beginning on January 1, 2008. Firstbank – West Michigan also has a deferred compensation plan for its directors and executive officers which has a balance at the end of 2007 or $2.4 millon.

The Board of Directors had established the Firstbank Corporation Affiliate Deferred Compensation Plan (“Plan”). The American Jobs Creation Act of 2004, passed in October, had significant impact on the design and operation of non-qualified deferred compensation plans. As a result of those changes, future deferrals into the Plan were suspended effective December 31, 2004. The plan continues to be “frozen” and is a nonqualified plan as defined by the Internal Revenue Code, and as such, the assets are owned by the Company. The Company recognizes a corresponding liability to each participant. The plan allowed Directors to defer their director fees and key management to defer a portion of their salaries into the Plan.

NOTE 15 – STOCK BASED COMPENSATION

The Company has stock based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $247,000, $246,000, and $6,000 for 2007, 2006 and 2005. The total income tax benefit was $84,000, $86,000 and $2,000.

The Firstbank Corporation Stock Compensation Plans of 1993, 1997 and 2006 (“Plans”), as amended, which were shareholder approved, provide for the grant of 395,986, 593,798 and 315,000 shares of stock, respectively, in either restricted form or under option. Options may be either incentive stock options or nonqualified stock options. As of December 31, 2007 only nonqualified stock options have been issued under the plans. The Plan of 1993 terminated April 26, 2003. The 1997 Plan terminated April 28, 2007. The 2006 Plan will terminate February 27, 2016. The Board, at its discretion, may terminate any or all of the Plans prior to the Plans’ scheduled termination dates.

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

Statement of Financial Accounting Standards No. 123R requires all companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This applies to outstanding awards vesting, granted or modified after January 1, 2006.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of our common stock. We use historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The weighted average fair value of options granted was $2.80, $5.53 and $4.42 in 2007, 2006, and 2005, respectively.

	2007		2006		2005

Risk-free interest rate	3.53%		4.54%		4.32%
Expected option life	7 yea	rs	7 yea	rs	7 Yea	rs
Expected stock price volatility	30.1%		30.7%		21.6%
Dividend yield	5.6%		3.9%		3.5%

Activity under the plans:

	Twelve months ended December 31, 2007 Total options outstanding
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (000)

Options outstanding, beginning of period	481,616	$19.96
Granted	69,225	$16.00
Exercised	(45,158)	$13.82
Forfeited	(19,441)	$21.58
Options outstanding, end of period	486,242	$19.90	6.0	$11
Options exercisable, end of period	321,970	$19.81	4.5	$11

Proceeds, related tax benefits realized from options exercised and intrinsic value of options exercised were as follows:

(In Thousands of Dollars)	Twelve months ended December 31,
	2007	2006	2005

Proceeds of options exercised	$624	$487	$511
Related tax benefit recognized	$80	$102	$90
Intrinsic value of options exercised	$227	$330	$446

As of December 31, 2007, there was $355,000 of total unrecognized compensation cost related to non-vested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.8 years.

Options outstanding at December 31, 2007 were as follows:

	Options outstanding			Exercisable

Range of exercise prices	Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (years)	Shares	Weighted Average Exercise Price

$13.51 - $15.99	102,982	$14.25	3.0	102,982	$14.25
$16.00 - $19.99	112,309	$17.23	8.0	43,084	$19.20
$20.00 - $23.99	170,984	$21.88	6.1	100,498	$21.53
$24.00 - $26.18	99,967	$25.35	6.4	75,406	$25.44

Total	486,242	$19.90	6.0	321,970	$19.81

Restricted Stock
Restricted shares may be issued under the Plans as described above. Compensation expense is recognized over the vesting period of the shares based on the market value of the shares on the issue date.

A summary of change in the Company’s non-vested shares for 2007 follows:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value

Non-vested at January 1, 2007	3,631	$24.87
Granted	-	-
Vested	-	-
Forfeited	-	-
Non-vested at December 31, 2007	3,631	$24.87

As of December 31, 2007, there was $36,000 of total unrecognized compensation cost related to non-vested shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.0 years. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $0, $0, and $26,700. Expense of $14,000 was recorded for restricted stock in 2007 compared with $6,000 in 2006.

NOTE 16 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2007 were as follows:

(In Thousands of Dollars)	2007	2006

Beginning balance	$48,228	$43,457
New loans	69,817	64,708
Repayments	(68,868)	(59,587)
Addition/(Deletion) of Directors	2,390	(350)

Ending balance	$51,569	$48,228

Deposits from principal officers, directors, and their affiliates at year end 2007 and 2006 were $25.1 million and $23.8 million respectively.

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

Financial instruments with off-balance sheet risk were as follows at year end:

	(In Thousands of Dollars)
	2007		2006

	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate

Commitments to make loans	$31,708	$23,612	$24,525	$25,435
(at market rates)
Unused lines of credit and letters of
Credit	$38,731	$121,487	$24,676	$118,399
Standby Letters of Credit	$6,039	$19,065	$9,225	$10,551

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 5.25% to 8.50% and maturities ranging from 15 years to 30 years.

NOTE 18 – CONTINGENCIES

From time to time certain claims are made against the Company and its banking subsidiaries in the normal course of business. There were no outstanding claims considered by management to be material at December 31, 2007.

NOTE 19 – DIVIDEND LIMITATION OF SUBSIDIARIES

Capital guidelines adopted by Federal and State regulatory agencies and restrictions imposed by law limit the amount of cash dividends the banks can pay to the Company. At December 31, 2007, using the most restrictive of these conditions for each bank, the aggregate cash dividends that the banks can pay the Company without prior approval was $18,893,000. It is not the intent of management to have dividends paid in amounts which would reduce the capital of the banks to levels below those which are considered prudent by management and in accordance with guidelines of regulatory authorities.

NOTE 20 – STOCK REPURCHASE PROGRAM

On July 23, 2007 the board of director’s approved a plan to re-establish the authorization to repurchase shares of Firstbank Corporation common stock in an aggregate amount of up to $5 million from that date forward.

During 2007, we repurchased 103,100 shares of our common stock for an average cost per share of $17.47.

During 2006, we repurchased 233,625 shares of our common stock for an average cost per share of $22.49 and in 2005 we repurchased 41,013 shares of our common stock for an average cost per share of $24.73. The 2006 and 2005 repurchases were completed under a prior $10 million repurchase authorization, which was approved on November 25, 2003.

Under the July, 2007 repurchase authorization, we have remaining approval to repurchase up to $3,199,242 of common stock.

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

At year end 2007 and 2006, the most recent regulatory notifications categorize us as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed that classification.

Actual and required capital amounts at year end (in Thousands of Dollars) and ratios are presented below:

	Actual		Minimum Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

2007
Total Capital to Risk Weighted Assets
Consolidated	$124,448	11.28%	$88,268	8.00%	$110,335	10.00%
Firstbank - Alma	18,868	10.22%	14,773	8.00%	18,467	10.00%
Firstbank - Mt. Pleasant	20,962	10.19%	16,458	8.00%	20,573	10.00%
Firstbank - West Branch	19,358	10.17%	15,232	8.00%	19,040	10.00%
Firstbank - Lakeview	9,747	10.06%	7,748	8.00%	9,685	10.00%
Firstbank - St. Johns	6,378	10.37%	4,918	8.00%	6,148	10.00%
Keystone Community Bank	19,609	10.24%	15,314	8.00%	19,143	10.00%
Firstbank - West Michigan	16,962	10.36%	13,092	8.00%	16,366	10.00%

Tier 1 (Core) Capital to Risk Weighted Assets
Consolidated	113,146	10.25%	44,134	4.00%	66,201	6.00%
Firstbank - Alma	16,601	8.99%	7,387	4.00%	11,080	6.00%
Firstbank - Mt. Pleasant	19,100	9.28%	8,229	4.00%	12,344	6.00%
Firstbank - West Branch	17,531	9.21%	7,616	4.00%	11,424	6.00%
Firstbank - Lakeview	8,937	9.23%	3,874	4.00%	5,811	6.00%
Firstbank - St. Johns	5,712	9.29%	2,459	4.00%	3,689	6.00%
Keystone Community Bank	17,789	9.29%	7,657	4.00%	11,486	6.00%
Firstbank - West Michigan	14,914	9.11%	6,546	4.00%	9,819	6.00%

Tier 1 (Core) Capital to Average Assets
Consolidated	113,146	8.51%	53,161	4.00%	66,451	5.00%
Firstbank - Alma	16,601	6.49%	10,235	4.00%	12,793	5.00%
Firstbank - Mt. Pleasant	19,100	8.86%	8,618	4.00%	10,773	5.00%
Firstbank - West Branch	17,531	7.30%	9,609	4.00%	12,012	5.00%
Firstbank - Lakeview	8,937	7.64%	4,677	4.00%	5,846	5.00%
Firstbank - St. Johns	5,712	8.21%	2,782	4.00%	3,477	5.00%
Keystone Community Bank	17,789	9.11%	7,807	4.00%	9,759	5.00%
Firstbank - West Michigan	14,914	6.77%	8,809	4.00%	11,012	5.00%

2006
Total Capital to Risk Weighted Assets
Consolidated	$103,285	11.43%	$72,269	8.00%	NA	NA
Firstbank - Alma	20,523	11.06%	14,851	8.00%	$18,564	10.00%
Firstbank - Mt. Pleasant	18,216	10.02%	14,543	8.00%	18,179	10.00%
Firstbank - West Branch	19,371	10.40%	14,907	8.00%	18,634	10.00%
Firstbank - Lakeview	11,062	10.34%	8,560	8.00%	10,700	10.00%
Firstbank - St. Johns	6,440	10.71%	4,812	8.00%	6,015	10.00%
Keystone Community Bank	17,606	10.36%	13,601	8.00%	17,002	10.00%

Tier 1 (Core) Capital to Risk Weighted Assets
Consolidated	93,688	10.37%	36,134	4.00%	NA	NA
Firstbank - Alma	18,198	9.80%	7,426	4.00%	11,139	6.00%
Firstbank - Mt. Pleasant	16,337	8.99%	7,272	4.00%	10,908	6.00%
Firstbank - West Branch	17,484	9.38%	7,453	4.00%	11,180	6.00%
Firstbank - Lakeview	9,724	9.09%	4,280	4.00%	6,420	6.00%
Firstbank - St. Johns	5,833	9.70%	2,406	4.00%	3,609	6.00%
Keystone Community Bank	16,045	9.44%	6,801	4.00%	10,201	6.00%

Tier 1 (Core) Capital to Average Assets
Consolidated	93,688	8.81%	42,540	4.00%	NA	NA
Firstbank - Alma	18,198	7.37%	9,883	4.00%	12,353	5.00%
Firstbank - Mt. Pleasant	16,337	8.07%	8,101	4.00%	10,126	5.00%
Firstbank - West Branch	17,484	7.59%	9,210	4.00%	11,512	5.00%
Firstbank - Lakeview	9,724	7.80%	4,987	4.00%	6,234	5.00%
Firstbank - St. Johns	5,833	8.48%	2,753	4.00%	3,441	5.00%
Keystone Community Bank	16,045	9.07%	7,076	4.00%	8,845	5.00%

NOTE 22 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year end:

	(In Thousands of Dollars)
	2007		2006

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets:
Cash and cash equivalents	$45,529	$45,529	$56,937	$56,937
Trading Account Securities	675	675	0	0
Securities available for sale	104,455	104,455	69,125	69,125
Federal Home Loan Bank stock	8,007	8,007	5,924	5,924
Loans held for sale	1,725	1,746	1,120	1,127
Loans, net	1,110,452	1,080,862	899,554	869,336
Accrued interest receivable	5,735	5,735	4,733	4,733
Financial Liabilities:
Deposits	(1,011,392)	(975,762)	(835,426)	(838,490)
Securities sold under agreements to
repurchase and overnight borrowings	(42,791)	(42,791)	(35,179)	(35,179)
Federal Home Loan Bank advances	(138,126)	(137,263)	(94,104)	(91,052)
Notes payable	(909)	(1,037)	(73)	(79)
Accrued interest payable	(2,931)	(2,931)	(2,887)	(2,887)
Subordinated Debentures	(36,084)	(40,584)	(26,620)	(23,349)

The methods and assumptions used to estimate fair value are described as follows: The carrying amount is the estimated fair value for cash and cash equivalents, short term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short term debt, and variable rate loans or deposits that re-price frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent re-pricing or re-pricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The fair value of off-balance sheet items was not material to the consolidated financial statements at December 31, 2007 and 2006.

NOTE 23 – BASIC AND DILUTED EARNINGS PER SHARE

(In Thousands, Except per Share Data)	Year Ended December 31

	2007	2006	2005

Basic Earnings per Share
Net income	$8,386	$10,208	$10,110
Weighted average common shares outstanding	6,954	6,558	6,064

Basic earnings per share	$1.21	$1.56	$1.67

Diluted Earnings per Share
Net income	$8,386	$10,208	$10,110

Weighted average common shares outstanding	6,954	6,558	6,064
Add dilutive effects of assumed exercises of options	3	35	102

Weighted average common and dilutive potential
Common shares outstanding	6,957	6,593	6,166

Diluted earnings per share	$1.21	$1.55	$1.64

Stock options for 314,036, 174,929, and 120,281 shares of common stock were not considered in computing diluted earnings per share for 2007, 2006, and 2006 because they were anti-dilutive.

NOTE 24 – FIRSTBANK CORPORATION (PARENT COMPANY ONLY)
CONDENSED FINANCIAL INFORMATION (In Thousands of Dollars)

CONDENSED BALANCE SHEETS

Years Ended December 31st

	2007	2006

ASSETS
Cash and cash equivalents	$4,135	$853
Commercial loans	274	325
Investment in and advances to banking subsidiaries	140,143	103,481
Securities	1,759	1,923
Other assets	13,436	14,409

Total Assets	$159,747	$120,991

LIABILITIES AND EQUITY
Accrued expenses and other liabilities	$5,052	$4,298
Other Borrowed Funds	0	0
Subordinated Debentures	36,084	20,620
Shareholders' equity	118,611	96,073

Total Liabilities and Shareholders' Equity	$159,747	$120,991

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years Ended December 31st

	2007	2006	2005

Dividends from banking subsidiaries	$13,574	$10,450	$12,159
Other income	4,163	4,880	4,632
Other expense	(8,353)	(7,894)	(6,853)

Income before income tax and undistributed subsidiary income	9,384	7,436	9,938
Income tax benefit	1,446	943	706
Equity in undistributed subsidiary income	(2,444)	1,829	(534)

Net income	8,386	10,208	10,110
Change in unrealized gain (loss) on securities, net of tax and
classification effects	614	124	(590)
Comprehensive income	$9,000	$10,332	$9,520

CONDENSED STATEMENTS OF CASH FLOWS

Years Ended December 31st

	2007	2006	2005

Cash flows from operating activities
Net income	$8,386	$10,208	$10,110
Adjustments:
Unrealized loss on trading account securities	628
Equity in undistributed subsidiary income	2,444	(1,829)	534
Stock Option and Restricted Stock Grant Compensation Expense	261	246	6
Change in other assets	973	(921)	(1,346)
Change in other liabilities	754	(496)	935

Net cash from operating activities	13,446	7,208	10,233
Cash flows from investing activities
Purchases of Securities AFS	164	(310)	(1,303)
Net decrease in commercial loans	51	55	85
Payments for Investments in Subsidiaries	(39,120)	(1,600)	(30,714)

Net cash from investing activities	(38,905)	(1,855)	(31,932)
Cash flows from financing activities
Proceeds from issuance of long-term debt and notes payable	35,064	10,810	7,496
Payments of long-term debt	(19,600)	(7,996)	0
Proceeds from stock issuance	21,324	2,465	16,994
Purchase of common stock	(1,801)	(5,254)	(1,014)
Dividends paid and cash paid in lieu of fractional shares
on stock dividend	(6,246)	(5,586)	(4,787)

Net cash from financing activities	28,741	(5,561)	18,689
Net change in cash and cash equivalents	3,282	(208)	(3,010)
Beginning cash and cash equivalents	$853	$1,061	$4,071

Ending cash and cash equivalents	$4,135	$853	$1,061

NOTE 25 – OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows (In Thousands of Dollars):

	2007	2006	2005

Change in unrealized holding gains and losses on available for sale securities	$858	$195	$(861)
Less reclassification adjustments for gains and losses later recognized in income	(123)	7	33

Net unrealized gains and (losses)	981	188	(894)
Tax effect	367	64	304

Other comprehensive income (loss)	$614	$124	$(590)

NOTE 26 – QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Thousands of Dollars, Except per Share Data)

	2007

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year

Interest income	$18,005	$18,265	$22,440	$22,152	$80,862
Net interest income	9,521	9,675	11,740	11,709	42,645
Income before federal income taxes	3,774	2,361	3,350	1,792	11,277
Net income	2,658	1,747	2,415	1,566	8,386
Basic earnings per share	0.41	0.27	0.33	0.21	1.21
Diluted earnings per share	0.41	0.27	0.33	0.21	1.21

	2006

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year

Interest income	$16,715	$17,545	$18,273	$18,253	$70,786
Net interest income	9,942	10,125	10,207	9,792	40,065
Income before federal income taxes	3,548	4,179	3,911	2,972	14,610
Net income	2,424	2,899	2,717	2,168	10,208
Basic earnings per share	0.38	0.44	0.42	0.33	1.56
Diluted earnings per share	0.37	0.44	0.41	0.33	1.55

All per share amounts have been adjusted for stock dividends and stock splits.

FIRSTBANK CORPORATION

BOARD OF DIRECTORS

William E. Goggin, Chairman
Chairman, Firstbank - Alma
Attorney, Goggin Law Offices

Duane A. Carr
Attorney, Miel and Carr PC

Thmas D. Dickinson, CPA
Certified Public Accountant
Biggs, Hausserman, Thompson & Dickinson P.C.

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

Thomas R. Sullivan
President & Chief Executive Officer

Samuel G. Stone
Executive Vice President, Chief Financial
Officer, Secretary & Treasurer

William L. Benear
Vice President

David M. Brown
Vice President

James D. Fast
Vice President

David L. Miller
Vice President

Douglas J. Ouellette
Vice President

Dale A. Peters
Vice President

Richard D. Rice
Vice President and Controller

Thomas O. Schleuter
Vice President

James E. Wheeler, II
Vice President

NON-BANK SUBSIDIARY Austin Mortgage Company, LLC

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

Steven K. Anderson
President & CEO, Cadillac Tire Center, Cadillac
President & CEO, Upper Lakes Tire, Gaylord

Jack D. Benson
Management Consultant
Formerly - President, Old Kent Bank of Cadillac

Ralph M. Berry
Owner, Berry Funeral Home

Glen D. Blystone, CPA
Blystone & Bailey, CPA's, PC

Kenneth C. Boeve
President & Chief Executive Officer, Keystone Management Group

Robert E. List, CPA
Shareholder, Weinlander Fitzhugh, CPA's
Manager, Clare and Gladwin Offices

William M. McClintic
Attorney, W.M. McClintic, PC

Keith D. Merchant
President, B&P Manufacturing

J. Regan O'Neill
President and Co-Founder, Network Reporting Corporation
President and Co-Founder, NetMed Transcription Services, LLC

Douglas J. Ouellette
President & Chief Executive Officer
Vice President, Firstbank Corporation

E. Lynn Pohl
Partner, Boge, Wybenga & Bradley, PC

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

Dale A. Peteres
President & Chief Executive Officer, Firstbank - West Branch
Vice President, Firstbank Corporation

Jeffrey C. Schubert, D.D.S.
Dentist

Camila J. Steckling, CPA
Weinlander Fitzhugh, CPA's
Certified Public Accountants & Consultants

Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation

Mark D. Weber, M.D.
Orthopedic Surgeon	OFFICERS

Dale A. Peters
President & Chief Executive Officer

Daniel H. Grenier
Executive Vice President

Lorri B. Burzlaff
Vice President

Pamela J. Crainer
Vice President

Danny J. Gallagher
Vice President

James L. Kloostra
Vice President

Eileen S. McGregor
Vice President

Mark D. Wait
Vice President

Marie A. Wilkins
Vice President

Subsidiaries 1 st Armored, Incorporated 1 st Title, Incorporated Firstbank - West Branch Mortgage Company

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

FIRSTBANK - LAKEVIEW

BOARD OF DIRECTORS

V. Dean Floria, Chairman
Director, Homeworks Tri County Electric Co.
Director, Michigan Electric Co-Op Association

William L. Benear
President & Chief Executive Officer, Firstbank - Lakeview
Vice President, Firstbank Corporation

Duane A. Carr
Attorney, Miel and Carr PC

Chalmer Gale Hixson
Owner, Country Corner Supermarket
Owner, A Flair for Hair
Owner, Harry Chalmers, Inc.
Owner, Powderhorn Ranch

Kenneth A. Rader
Owner, Ken Rader Farms

Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation	OFFICERS William L. Benear President & Chief Executive Officer Kim D. vonKronenberger Executive Vice President Karen L. McKenzie Vice President Dianne M. Stilson Vice President

SUBSIDIARY Firstbank - Lakeview Mortgage Company

OFFICE LOCATION

Lakeview 506 Lincoln Ave. (989) 352-7271 9531 N. Greenville Rd. (989) 352-8180	Canadian Lakes 10049 Buchanan Rd. Stanwood, MI (231) 972-4200 Morley 101 E. 4th St. (231) 856-7652	Howard City 830 W. Shaw St. (231) 937-4383 Remus 201 W. Whetland Ave. (989) 967-3602

FIRSTBANK - ST. JOHNS

BOARD OF DIRECTORS

Frank G. Pauli, Chairman
President, Pauli Ford-Mercury, Inc.

David M. Brown
President & Chief Executive Officer, Firstbank - St. Johns
Vice President, Firstbank Corporation

Sara Clark-Pierson
Attorney, Certified Public Accountant, Clark Family Enterprises

Ann M. Flermoen, D.D.S.
Dentist

Thomas C. Motz
Owner, Motz Development

Donald A. Rademacher
Owner, RSI Home Improvement, Inc.

Samuel A. Smith
Owner, Smith Family Funeral Homes

Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation	OFFICERS David M. Brown President & Chief Executive Officer Craig A. Bishop Senior Vice President Janette Havlik Vice President Daniel Redman Vice President

SUBSIDIARY Firstbank - St. Johns Mortgage Company

OFFICE LOCATIONS

St. Johns 201 N. Clinton Ave. (989) 227-8383 1501 Glastonbury Dr. (989) 227-6995	DeWitt 13070 US-27 (517) 668-8000

KEYSTONE COMMUNITY BANK

BOARD OF DIRECTORS

Kenneth V. Miller, Chairman
Partner, Havirco
Owner, Millennium Restaurant Group

Michelle L. Eldridge
Principal, LVM Capital Management, LTD.

Samuel T. Field
Attorney, Field & Field, P.C.

Jeff A. Gardner
Certified Property Manager &
Owner, Gardner Group

John E. Hopkins
President & Chief Executive Officer,
Kalamazoo Community Foundation

Ronald A. Molitor
President, Mol-Son, Inc.

John M. Novak
Member, Miller Johnson Attorneys and Counselors

Thomas O. Schleuter
President & Chief Executive Officer, Keystone Community Bank
Vice President, Firstbank Corporation

Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation

John R. Trittschuh, M.D.
President, Eyecare Physicians and Surgeons, P.C.	OFFICERS

Thomas O. Schleuter
President & Chief Executive Officer

Cynthia J. Carter
Vice President

Sara S. Dana
Vice President

Rodney S. Dragicevich
Vice President

Diana K. Greene
Senior Vice President

John E. Laman
Senior Vice President

Cynthia L. Mount
Vice President

Allan T. Reiff
Vice President

Peggy D. Wood
Vice President

OFFICE LOCATIONS

Kalamazoo 107 West Michigan Ave. (269) 553-9100 235 North Drake Road (269) 544-9100 2925 Oakland Drive (269) 488-9200 5073 Gull Road (269) 488-4800	Portage 6405 South Westnedge Ave. (269) 321-9100 3910 West Centre Street (269) 323-9100	Paw Paw 900 East Michigan Avenue (269) 655-1000

FIRSTBANK - WEST MICHIGAN

BOARD OF DIRECTORS

Dana R. Hodges, Chairman
Proprietor, M-44 Stor & Lock

Janice K. DeYoung
President, Michigan Chief Sales, Inc.

Thomas D. Dickinson, CPA
Principal, BHT&D & Dickinson Financial Services, LLC

James D. Fast
President & Chief Executive Officer, Firstbank - West Michigan
Vice President, Firstbank Corporation

Jerome I. Gregory
President, Carr Agency, Inc.

David M. Laux
President, McNamara, O'Keefe, Duff & Chadwick, PC

Dr. James E. Reagan
Dentist, James E. Reagan, D.D.S.

Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation	OFFICERS

James D. Fast
President & Chief Executive Officer

Jerry A. Christensen
Senior Vice President

Kevin M. Meade
Vice President

Gwendolyn J. Frenette
Vice President

Shane T. Husted
Vice President

Blaine A. Kemme
Vice President

Daniel P. Mitchell
Vice President

Jackeline Salerno Thebo
Vice President

Paul C. Williams
Vice President

Subsidiary ICNB Mortgage Company First Investment Center

OFFICE LOCATIONS

Ionia 302 W. Main St. (616) 527-0220 202 N. Dexter St. (616) 527-1550 2600 S. State Rd. (616) 527-9250	Belding 105 S. Pearl St. (616) 794-1195 9344 W. Belding Rd. (616) 794-0890 Hastings 145 W. State St. (269) 945-0282 1500 W. M-43 Hwy. (269) 948-2905	Lowell 2601 W. Main St. (616) 897-6171 Sunfield 145 Main St. (517) 566-8025	Woodland 115 S. Main St. (269) 367-4911

BUSINESS OF THE COMPANY

Firstbank Corporation is a financial services company. As of December 31, 2007, our subsidiaries are Firstbank – Alma; Firstbank (Mt. Pleasant); Firstbank – West Branch; Firstbank – Lakeview; Firstbank – St. Johns; Keystone Community Bank; Firstbank – West Michigan; 1st Armored, Incorporated; 1st Title, Incorporated; FBMI Risk Management Services, Inc.; and Austin Mortgage Company, LLC. As of December 31, 2007, Firstbank Corporation and its subsidiaries employed 492 people on a full-time equivalent basis. In the first quarter of 2008, we announced our intention to merge our Mt. Pleasant and Lakeview affiliates into one entity. These two affiliates already share many resources and have overlapping geographic markets. The merger of these two affiliates is expected to provide greater efficiency in serving these markets and will allow us to better serve our customers in those markets. The merger is subject to regulatory approval.

We are in the business of banking. Each of our subsidiary banks is a full service community bank. The subsidiary banks offer all customary banking services, including the acceptance of checking, savings and time deposits and the making of commercial, agricultural, real estate, personal, home improvement, automobile and other installment and consumer loans. Trust services are offered to customers through Citizens Bank Wealth Management in the Firstbank – Alma main office and Primevest in the Firstbank – West Michigan main office. Deposits of each of the banks are insured by the Federal Deposit Insurance Corporation.

The banks obtain most of their deposits and loans from residents and businesses in Barry, Bay, Clare, Gratiot, Kalamazoo, Ionia, Iosco, Isabella, Mecosta, Midland, Montcalm, Ogemaw, Oscoda, Roscommon, Saginaw, and parts of Clinton, Eaton, Kent and Wexford counties. Firstbank – Alma has its main office and one branch in Alma, Michigan, and one branch located in each of the following areas: Ashley, Auburn, Ithaca, Merrill, Pine River Township (near Alma), St. Charles, St. Louis, and Vestaburg, Michigan. Firstbank (Mt. Pleasant) has its main office and one branch located in Mt. Pleasant, Michigan, two branches located in Union Township (near Mt. Pleasant), and one branch located in each of the following areas: Cadillac, Clare, Shepherd, and Winn, Michigan. Firstbank – West Branch has its main office in West Branch, Michigan, and one branch located in each of the following areas: Fairview, Hale, Higgins Lake, Rose City, St. Helen, Prescott, and West Branch Township (near West Branch), Michigan. Firstbank – Lakeview has its main office and one branch in Lakeview, Michigan, and one branch located in each of the following areas: Canadian Lakes, Howard City, Morley, and Remus, Michigan. Firstbank – St. Johns has its main office and one branch located in St. Johns, Michigan and a third branch in DeWitt. Keystone Community bank has its main office and two branches located in Kalamazoo, Michigan, two additional branches in Portage, Michigan, and one branch in Paw Paw, Michigan. Firstbank – West Michigan has its main office and two additional branches in Ionia, Michigan, two branches in each of Belding and Hastings, Michigan, and one branch each in Lowell, Sunfield and Woodland, Michigan. The banks have no material foreign assets or income.

Our principal sources of revenues are interest and fees on loans and non-interest revenue resulting from banking and non-bank subsidiary activity. On a consolidated basis, interest and fees on loans accounted for approximately 83% of total revenues in 2007, 83% in 2006, and 80% in 2005. Non-interest revenue accounted for approximately 11% of total revenue in 2007, 13% in 2006, and 15% in 2005. Interest on securities accounted for approximately 6% of total revenue in 2007, 4% in 2006, and 5% in 2004.