Form 10-K, Exhibit 13
period 2008-12-31
FIRSTBANK CORP
filed 2009-03-12
CIK 778972

EXHIBIT 13

PRESIDENT’S MESSAGE

To Our Shareholders:

Without a doubt, 2008 was the most difficult bank operating environment in decades. The entire financial services industry has been in turmoil due to a variety of factors including the economic recession, the collapse and/or takeover of multiple Wall Street investment firms, and the U. S. Government’s decision to place the country’s two leading mortgage finance firms – Fannie Mae and Freddie Mac – into conservatorship. Here in Michigan, the economy has continued to deteriorate, the unemployment rate is over 10% and growing, and real estate values have continued to decline. The problems of the auto industry, which is now in dire straits, have rippled out from southeastern Michigan, and are affecting virtually every portion of the state.

Compounding those issues during the year were unexpected loan losses incurred at our West Michigan affiliate following its acquisition in late 2007, and non-cash mark-to-market losses on securities we hold within our investment portfolio. We continue to believe there remains a strong strategic and financial rationale for the ICNB acquisition; however, we have been disappointed with the negative impact it has had on our results. We have taken aggressive action to address credit issues, not only at West Michigan but throughout the company, have changed management where necessary, and built loan loss reserves reflecting the increase in problem loans as well as the deteriorating economic conditions. The losses in the investment portfolio were perhaps most surprising, as these previously triple-A rated securities declined in value due to market turmoil and stresses within those companies, or in the case of the Government Sponsored Enterprise – Freddie Mac – a takeover by the United States Government. Current mark-to-market accounting rules required us to recognize the decline in value of those securities, based upon their trading value, through our income statement. Many of these securities have continued to provide us with income according to the original terms of the investments, and there is some potential for recovery of these losses when the financial markets return to more normal trading practices.

While the combination of these issues and events impacted the earnings and capital levels of the company, we remained profitable with capital levels exceeding all of the “well capitalized” regulatory ratios. Capital is the key component for our company – it not only cushions against problems and losses during times like this, but it provides the capacity to service our customers and our communities as we grow. As a result, we determined that further supplementing the capital of the company was the most prudent course of action during these difficult and uncertain times. The overall strength and health of our company was demonstrated through our having been approved for participation in the Capital Purchase Program (CPP) of the U. S. Treasury. Firstbank is among only a handful of Michigan banking companies that have been approved to date, and the additional $33 million of capital significantly strengthens our company. Our decision to reduce the cash dividend will also retain almost $4 million of capital annually, further preparing our company should these economic conditions persist or worsen. I can assure you that the decision to reduce the dividend was not taken lightly, and was not determined by our participation in the CPP program. We retain the ability to return to the former dividend rate when the outlook for current and future earnings supports that decision.

Though we have been disappointed with the results of 2008, we have achieved a number of positive improvements throughout the company. Our merger of the Lakeview and Mt. Pleasant banks was achieved with minimal impact to our customers, and we are realizing the synergies and cost savings we had anticipated. We reorganized our sales and service support activities in an effort to improve our generation of lower cost core deposits. We maintained our commitment to asset quality, reorienting our loan review activities with a greater emphasis on problem loans. We continued to be open and interested in pursuing new loans when quality lending opportunities arose, achieving a growth of over 3% in total loans in a very difficult environment. We are making definite progress in these areas, and will realize the full financial benefits of these activities when the economy improves in our markets.

We will continue to focus on our core banking business, eliminating marginally profitable activities and services, and reducing cost wherever possible without sacrificing the outstanding personal service that our customers expect from their local community bank. We remain committed to our community banking strategy of maintaining strong local boards and management teams, focused on growth and asset quality, believing it provides significant advantages versus regional and national competitors, for the benefit of our shareholders, customers, communities, and employees. We continually challenge this strategy, and if there are situations in which we are not capitalizing on those advantages, we will take measures to achieve improved results. Be assured that we are committed to increasing shareholder value, and the goal of our focus on growth, asset quality, and earnings is an improved valuation of our stock over the long term.

We have an outstanding team of people working within Firstbank Corporation. Our directors, officers and staff members provide not only their time and talents to our company, but many also serve in community leadership roles, and it is important that we continue to be responsible citizens in our communities. The time and effort they spend in leading community initiatives and volunteering throughout our cities and towns is exceptional, and contributes toward improving the quality of life in the markets we serve. On behalf of the Board of Directors of our company, I thank each of them for their hard work, effort, and dedication to our company and to our communities.

I would also like to thank Duane Carr who retired from his roles as both a bank director and a member of the board of directors of Firstbank Corporation. Duane was a long time director of Bank of Lakeview prior to its acquisition by Firstbank, and has served on the corporate board for the past eleven years. He brought a great deal of insight and institutional knowledge to our board, and we appreciate his many contributions to our company.

Thank you for your investment in Firstbank Corporation. The support and encouragement of our shareholders is sincerely appreciated.

Sincerely, /s/ Thomas R. Sullivan Thomas R. Sullivan President & Chief Executive Officer

2008
Annual Report

This 2008 Annual Report contains audited financial statements and a detailed financial review. This is Firstbank Corporation’s 2008 Annual Report to Shareholders.

The report presents information concerning the business and financial results of Firstbank Corporation in a format and level of detail that we believe shareholders will find useful and informative. Shareholders who would like to receive even more detailed information than that contained in this 2008 Annual Report are invited to request our Annual Report on Form 10-K.

Firstbank Corporation’s Form 10-K Annual Report filed with the Securities and Exchange Commission will be provided to any shareholder, without charge, upon written request. Requests should be addressed to Samuel G.Stone,  Chief Financial Officer, Firstbank Corporation, 311 Woodworth Avenue, P.O. Box 1029, Alma, Michigan 48801-6029. Firstbank Corporation’s Form 10-K Annual Report may also be accessed through our website www.firstbankmi.com

FINANCIAL HIGHLIGHTS
Firstbank Corporation

(In Thousands of Dollars, Except per Share Data)	2008	2007	2006	2005	2004

For the year:
Interest income	$82,191	$80,862	$70,786	$53,130	$44,092
Net interest income	46,838	42,645	40,065	35,316	32,382
Provision for loan losses	8,256	2,014	767	295	(425)
Non-interest income	3,990	9,720	10,133	9,732	10,051
Non-interest expense	42,915	39,074	34,821	29,940	28,361
Net income	719	8,386	10,208	10,110	10,358

At year end:
Total assets	1,425,340	1,365,739	1,095,092	1,061,118	806,135
Total earning assets	1,292,647	1,229,564	1,008,545	976,332	752,943
Loans	1,159,632	1,123,654	910,640	878,917	673,056
Deposits	1,046,914	1,011,392	835,426	811,105	603,267
Other borrowings	251,275	217,910	149,976	144,255	120,840
Shareholders' equity	114,983	118,611	96,073	93,577	72,864

Average balances:
Total assets	1,396,357	1,223,470	1,070,759	878,075	787,076
Total earning assets	1,264,425	1,118,569	987,232	816,108	735,730
Loans	1,145,849	1,010,863	904,196	728,508	653,878
Deposits	1,024,305	915,077	808,897	664,596	591,270
Other borrowings	236,095	182,740	152,409	122,348	107,207
Shareholders' equity	118,494	107,537	95,227	79,165	79,278

Per share: (1)
Basic earnings	$0.10	$1.21	$1.56	$1.67	$1.67
Diluted earnings	$0.10	$1.21	$1.55	$1.64	$1.63
Cash dividends	$0.90	$0.90	$0.85	$0.79	$0.71
Shareholders' equity	$15.44	$16.01	$14.82	$14.20	$12.42

Financial ratios:
Return on average assets	0.05%	0.69%	0.95%	1.15%	1.32%
Return on average equity	0.61%	7.80%	10.72%	12.77%	13.06%
Average equity to average assets	8.38%	8.79%	8.89%	9.02%	10.07%
Dividend payout ratio	935.73%	74.49%	54.72%	47.35%	42.56%

(1)	All per share amounts are adjusted for stock dividends.

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

SUBSEQUENT EVENTS

Subsequent to the year-end closing, the company was approved for participation in the United States Treasury Department’s Capital Purchase Program (CPP). We issued $33 million of preferred stock and 578,947 warrants to purchase common stock to the United States Treasury Department on January 30, 2009. The preferred stock carries a dividend rate of 5% for the first five years and adjusts to 9% thereafter. The warrants are immediately exercisable at a price of $8.55 each. Under the terms of the agreement, we may not redeem the preferred shares during the first three years, unless we raise a like amount of capital in the private equity markets.

The $33 million of preferred stock issued under this program qualify as Tier I capital for regulatory capital purposes. This additional capital enhances our ability to both continue lending in our communities, and provides additional capital to absorb any unanticipated future losses. The following table depicts the effect of the CPP funds on our capital position on a proforma basis as if they had been issued at December 31, 2008.

	Regulatory Well Capitalized Guideline	Actual	Proforma

Total Risk-based Capital Ratio	10.00%	11.06%	14.02%
Tier I Capital Ratio	6.00%	10.00%	12.96%
Tier I Leverage Ratio	5.00%	8.08%	10.48%

In connection with the receipt of CPP funds, we paid off the outstanding balance and cancelled our current $30 million line of credit, and have established a new $6 million line of credit with more favorable terms.

On February 27, 2009, the Federal Deposit Insurance Corporation announced its plans to increase deposit assessment rates to all banks, and included a one-time special assessment charge of 10 to 20 basis points on insurable deposits. We estimate the pre-tax cost of the special assessment to be between $1.0 million and $2.1 million, which will be charged against earnings in 2009.

RESULTS OF OPERATIONS

Highlights

Firstbank Corporation (“the Company”) had net income of $719,000 for 2008 compared with $8,386,000 in 2007, a decrease of $7,667,000, or 91.4%. These results reflect inclusion of six months of Ionia County National Bank (ICNB) results in 2007. Core banking activities continued to provide a solid basis for earnings; however, a Michigan economy that has the highest unemployment in the nation and a troubled housing market created many challenges during the year. Our loan loss provision was increased to $8,256,000 in 2008, compared with $2,014,000 provided in 2007. The higher provision was necessary as we encountered increasing delinquencies and non performing loans throughout the year. In addition to the challenges in our loan portfolio, we also recorded $5,442,000 in other than temporary impairment charges associated with various auction rate securities in our investment portfolio. These securities were originally purchased for the portfolio due to their short term nature, providing a source of liquidity for the bank. When the market for these securities froze up in March, the market value of the securities was negatively affected.

Mortgage gains increased year over year for the second year in a row. Mortgage rates began to decline late in the third quarter of 2007 and continued into the first quarter of 2008 spurring re-finance activity and generating gains on the sale of mortgages, before reversing direction in the second quarter. Rates then fell again late in 2008 once again reviving mortgage refinance activity. We were able to show an improvement in reported gains, increasing from $1.676 million in 2007 to $2.513 million in 2008 mainly resulting from re-finance activity.

Management believes that standard performance indicators and comparison to peer companies help evaluate performance. We posted a return on average assets of 0.05%, 0.69%, and 0.95% for 2008, 2007, and 2006, respectively. Total average assets increased $173 million in 2008, $153 million in 2007, and $193 million in 2006. Diluted earnings per share were $0.10, $1.21, and $1.55 for the same time periods. Return on equity was 0.61% in 2008, 7.80% in 2007, and 10.72% in 2006. While these profitability measures show a declining trend, the industry as a whole and the Michigan banking industry in particular are experiencing similar and even more substantial impacts on their performance.

We completed the merger of our Mt. Pleasant and Lakeview affiliates into one entity in the second quarter of the year. While we still remain committed to our multi-charter structure, these two affiliates already shared many resources and had overlapping geographic markets. The merger of these two affiliates is expected to provide greater efficiency in serving these markets and will allow us to better serve our customers in those markets.

Net Interest Income

Our core business is earning interest on loans and securities while paying interest on deposits and borrowings. In response to a liquidity crisis and the slumping housing markets, the Federal Reserve began an historic campaign of aggressively lowering short term interest rates. The year was characterized by a rapid decrease in rates during the first four months as the Federal Reserve lowered its overnight borrowing rate by 2.25%, from 4.25% to 2.00%. After taking a break from rate changes through the summer, the Federal Reserve then lowered rates again in the fourth quarter, by an additional 1.75%, bringing the overnight borrowing rate to a target of 0.00% to 0.25% at year end. As these rate changes took effect, the yield curve began to steepen. While the decrease in short term rates allows us to lower the rates we pay on certain deposit products, it also reduced the rate we earn on variable rate loan products. The net interest spread, the difference between the interest rates charged on earning assets and the rate paid on interest bearing liabilities, narrowed in the first half of the year resulting in a decline in our net interest margin, before regaining ground in the second half of the year. The net interest margin for the year was 3.80% compared with 3.90% in 2007, and 4.13% in 2006. During 2008, our average loan to average deposit ratio was 112%, slightly higher than the 100% in 2007 and 2006.

Despite the lower net interest margin in 2008, net interest income increased during the year by $4.2 million. The higher level of interest income was primarily a result of a higher level of average interest earning assets, which increased $146 million from 2007 levels. The increase in interest earnings assets was largely a result of the inclusion of ICNB in our results for all of 2008, while included for only the second half of 2007. A critical task of management is to price assets and liabilities so that the spread between the interest earned on assets and the interest paid on liabilities is maximized while maintaining acceptable levels of risk. While interest rates on earning assets and interest bearing liabilities are subject to market forces, in general and in the short run, we can exert more control over deposit rates than earning asset rates. However, competitive forces and the need to maintain and grow deposits as a funding source place limitations on the degree of control over deposit rates.

The following table presents a summary of net interest income for 2008, 2007, and 2006.

Summary of Consolidated Net Interest Income (dollars in thousands)

	Year Ended December 31, 2008			Year Ended December 31, 2007			Year Ended December 31, 2006

	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

Average Assets
Interest Earning Assets:
Taxable securities	$82,858	$4,055	4.90%	$61,077	$3,323	5.44%	$52,016	$2,139	4.11%
Tax exempt securities(1)	33,904	2,167	6.40%	30,883	1,915	6.20%	25,875	1,504	5.81%
Total Securities	116,762	6,222	5.33%	91,960	5,238	5.70%	77,891	3,643	4.68%

Loans(1) (2)	1,130,188	76,793	6.80%	1,004,973	75,510	7.51%	899,574	67,328	7.49%
Federal funds sold	11,998	240	2.00%	17,782	911	5.12%	8,767	400	4.56%
Interest bearing deposits	5,477	60	1.10%	3,854	171	4.44%	1,000	47	4.70%

Total Earning Assets	1,264,425	83,315	6.59%	1,118,569	81,830	7.32%	987,232	71,418	7.24%

Nonaccrual loans	15,661			5,890			4,622
Less allowance for loan
Loss	(12,262)			(10,725)			(11,411)
Cash and due from banks	31,846			30,013			28,367
Other non-earning assets	96,687			79,723			61,949

Total Assets	$1,396,357			$1,223,470			$1,070,759

Average Liabilities
Interest Bearing Liabilities:
Demand	$221,732	$2,982	1.35%	$189,989	$4,301	2.26%	$169,507	$3,494	2.06%
Savings	156,326	1,801	1.16%	142,996	2,642	1.85%	131,226	2,283	1.74%
Time	498,443	20,685	4.15%	446,136	21,706	4.87%	383,424	17,156	4.47%

Total Deposits	876,501	25,468	2.91%	779,121	28,649	3.68%	684,157	22,933	3.35%

Federal funds purchased
and repurchase agreements	48,227	919	1.91%	41,706	1,701	4.08%	40,151	1,662	4.14%
FHLB advances and
notes payable	151,784	6,811	4.49%	113,887	6,047	5.31%	92,228	4,765	5.17%
Subordinated Debentures	36,084	2,075	5.75%	27,147	1,827	6.73%	20,030	1,337	6.67%

Total Interest Bearing
Liabilities	1,112,596	35,273	3.17%	961,861	38,224	3.97%	836,566	30,697	3.67%

Demand Deposits	147,804			135,956			124,740

Total Funds	1,260,400			1,097,817			961,306

Other Non-Interest Bearing
Liabilities	17,463			18,116			14,226
Total Liabilities	1,277,863			1,115,933			975,532

Average Shareholders' Equity	118,494			107,537			95,227

Total Liabilities and
Shareholders' Equity	$1,396,357			$1,223,470			$1,070,759

Net Interest Income(1)		$48,042			$43,606			$40,721

Rate Spread(1)			3.42%			3.35%			3.57%

Net Interest Margin (percent of
Average earning assets) (1)			3.80%			3.90%			4.13%

(1)	Presented on a fully taxable equivalent basis using a federal income tax rate of 35% for all periods presented.

(2)	Interest income includes amortization of loan fees of $1,974,000, $1,756,000, and $1,637,000 for 2008, 2007, and 2006, respectively. Uncollected interest on nonaccrual loans is not included.

The table below provides an analysis of the changes in interest income and interest expense due to volume and rate:

	2007/2008			2006/2007
	Change in Interest Due to:(1)			Change in Interest Due to:(1)

	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change

	(In Thousands of Dollars)

Interest Income:
Securities
Taxable Securities(2)	$1,092	$(360)	$732	$415	$768	$1,183
Tax-exempt Securities	192	60	252	305	107	412

Total Securities	1,284	(300)	984	720	875	1,595

Loans(2)	8,899	(7,616)	1,283	7,938	244	8,182
Federal Funds Sold	(233)	(438)	(671)	456	55	511
Interest Bearing Deposits	53	(164)	(111)	127	(3)	124

Total Interest Income on Earning Assets	10,003	(8,518)	1,485	9,241	1,171	10,412

Interest Expense:
Deposits
Interest Paying Demand	634	(1,953)	(1,319)	445	362	807
Savings	228	(1,069)	(841)	212	147	359
Time	2,379	(3,399)	(1,020)	2,966	1,583	4,549

Total Deposits	3,241	(6,421)	(3,180)	3,623	2,092	5,715

Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	234	(1,016)	(782)	64	(25)	39
FHLB and Other Notes Payable	1,800	(1,036)	764	1,147	135	1,282
Subordinated Debentures	541	(293)	248	479	11	490

Total Interest Expense on Liabilities	5,816	(8,766)	(2,950)	5,313	2,213	7,526

Net Interest Income	$4,187	$248	$4,435	$3,928	$(1,042)	$2,886

(1)	Changes in volume/rate have been allocated between the volume and rate variances on the basis of the ratio that the volume and rate variances bear to each other.
(2)	Interest is presented on a fully taxable equivalent basis using a federal income tax rate of 35%.

In 2008, the average rate realized on earning assets was 6.59%, a decrease of 73 basis points from the 2007 results of 7.32%, and 65 basis points lower than the 7.24% realized in 2006. The Federal Reserve increased rates four times in the first six months of 2006 bringing the Prime rate to 8.25%, where it remained through the end of the year. During 2007 the Federal Reserve began decreasing rates late in the third quarter with a 50 basis point decrease in September, followed by two 25 basis point reductions in October and December. The result of these changes left the prime rate at 7.25% at year end 2007. In 2008, in reaction to a weakening economy and a credit crisis in the financial markets, the Federal Reserve aggressively lowered rates by 2.25% between January and April bringing the prime rate down to 5.00%. After a six month pause in the rate reduction strategy, the Federal Reserve then lowered rates by another 1.75% in the fourth quarter with the prime rate settling in at 3.25% at year end 2008.

Average loans outstanding increased $133 million in 2008 when compared with 2007. The full year effect on the 2008 average from the mid-year 2007 acquisition of ICNB caused $81 million of that increase. As of December 31, 2008, approximately 24% of the loan portfolio was comprised of variable rate instruments, the same mix as the end of 2007. Except for a relatively small portion of these loans that are affected under current interest rate conditions by interest rate floors or ceilings, these loans will re-price monthly or quarterly as rates change. The remaining 76% of the loan portfolio is made up of fixed rate loans that do not re-price until maturity. Of the fixed rate loans approximately $318 million, or 36% of the fixed rate loan portfolio, matures within twelve months and are subject to rate adjustments at maturity.

As short term interest rates increased in 2006 and 2007, maturing securities in the investment portfolio were replaced with securities of comparable quality bearing equal or higher yields. As a result, maturing securities ran off from the investment portfolio at lower rates than comparable current offerings, increasing the overall investment portfolio yield 102 basis points from 4.68% in 2006 to 5.70% in 2007. As interest rates began to fall in 2008, we were unable to replace maturing investments with similar investments at the same yield. As a result, the yield on the securities portfolio during 2008 decreased 37 basis points from 2007 to 5.33%. In the current rate environment, we expect that we will not be able to replace maturing investments in the portfolio with high quality securities of equal or higher yields than those maturing.

Average total interest bearing deposits for the year increased $97 million, with $61 million of the increase resulting from the mid-year 2007, acquisition of ICNB. The average rate paid on interest bearing liabilities was 3.17% in 2008, compared to 3.97% in 2007, and 3.67% in 2006. Deposit rates decreased during 2008 with the faltering economy after increasing in 2007 primarily due to a migration to time deposits. The average rates paid on time deposits decreased 72 basis points in 2008 compared with 2007 and 32 basis points compared with 2006, as new and renewing deposits re-priced to higher rates. Rates on checking and savings deposits also decreased in 2008, falling 93 basis points and 70 basis points, respectively. These same rates were 20 basis points and 11 basis points higher in 2007 than they had been in 2006.

Brokered CDs carry an interest rate that is generally higher than the rate offered in local markets and have been issued with original maturities ranging from three months to two years. The average balance of brokered CDs in 2008 was $30 million, compared with $31 million in 2007 and $42 million in 2006. These CDs carried an average interest rate of 4.36% in 2008 compared with 5.28% in 2007, and 4.99% in 2006.

We fund a portion of our loan growth with borrowings from the Federal Home Loan Bank (FHLB) and notes payable. During 2008, the average outstanding balance of FHLB advances and notes payable increased $38 million and the year end balance increased $23 million when compared with 2007 balances. Of the increase in average FHLB advances, $17 million of the increase was due to the ICNB acquisition. While FHLB borrowings are one method of funding loans when core deposits are not available, the cost is typically higher than our core deposit costs. The average rate paid for Federal Home Loan Bank advances and notes payable decreased 77 basis points in 2008, to 4.54%, when compared with the 2007 rate of 5.31%. Borrowings from the Federal Home Loan Bank carry significant prepayment penalties that act as a deterrent to early payment.

In July of 2007, we issued $15.5 million in subordinated debentures to fund a portion of the ICNB acquisition. That issuance was split evenly between debentures that carry a fixed rate of 6.566% for five years, at which time they will convert to a variable interest rate of 90 day LIBOR plus 1.35%, and variable rate debentures that carry a rate of 90 day LIBOR plus 1.35%. The variable rate debentures re-price quarterly. In January of 2006, we issued $10.3 million in subordinated debentures that carry a fixed rate of 6.049% for five years, at which time they will convert to a variable interest rate of 90 day LIBOR plus 1.27%. In October of 2004, we issued $10.3 million in subordinated debentures, at a variable interest rate of 90 day LIBOR plus 1.99% which re-price on a quarterly basis. The average rate paid on all subordinated debentures during 2008 was 5.75% compared with 6.73% and 6.67% in 2007 and 2006, respectively.

We utilize short term borrowing, made up of Federal Funds Purchased and Repurchase Agreements as a source of liquidity and to balance our daily cash needs. Average short term borrowed funds increased by $7 million when 2008 is compared with 2007. We also maintained a $30 million variable rate line of credit, which we used from time to time to provide temporary funding. There was $5.6 million outstanding at the end of 2008. There were no balances outstanding on the line of credit at the end of either 2007 or 2006. In conduction with the receipt of CPP preferred stock funds mentioned above, we paid off the outstanding balance and cancelled the line of credit, and established a new $6 million line of credit with more favorable terms.

The 2008 rate spread of 3.42% is 7 basis points higher than the 2007 spread of 3.35%, and 15 basis points lower than the 2006 spread of 3.57%. Tax equivalent net interest income increased $4.5 million in 2008 as an increase in total average earning assets of $146 million more than offset a lower net interest margin. The net interest margin of 3.80% for 2008 was 10 basis points below 2007 and 33 basis points lower than in 2006. The increase in the rate spread in 2008 was the result of rates on average earning assets decreasing 72 basis points while the average cost of interest bearing liabilities decreased 80 basis points. The 10 basis point decrease in the net interest margin was a result of a lower percentage of earning assets being funded by non interest bearing liabilities and equity. Average earning assets represented 91% of total average assets in 2008, compared with 91% in 2007 and 92% in 2006.

Provision for Loan Losses

In accordance with Statement of Financial Accounting Standard No. 114 Accounting by Creditor for the Impairment of a Loan, we allocate a portion of the allowance for loans that we determine to be impaired. We also analyze other loans for specific allocations in order to arrive at the appropriate allowance for loan losses. If a loan for which allocations had been established pays off, or the risk of loss is otherwise reduced, we reverse those specific allocations. The methodology described above resulted in a provision for loan losses in 2008 of $8.3 million, compared with $2.0 million in 2007, and $0.8 million in 2006. The higher provision charges in 2008 were incurred as new loan problems emerged and were either charged off, or allocated reserves for probable losses incurred during the year.

During 2008, we had recoveries of previously charged off loans totaling $575,000, and favorable outcomes on certain previously identified problem loans, reducing the amount of provision expense needed, while deterioration of certain loans to problem status and charge offs of $5.1 million increased the amount of provision expense needed. In 2007, we had recoveries of previously charged off loans totaling $334,000 and favorable outcomes on certain previously identified problem loans, reducing the amount of provision expense needed, while deterioration of certain loans to problem status and charge offs of $2.7 million increased the amount of provision expense needed. Charged off loans, for which allowance had been established in a previous year totaled $1 million reducing the amount we needed to provide in 2007 to maintain the allowance for loan losses at an adequate level.

At December 31, 2008, the allowance for loan losses as a percent of total loans was 1.26% compared to 1.02% and 1.10% at December 31, 2007, and December 31, 2006, respectively. Total nonperforming loans were 2.14% of ending loans at December 31, 2008, compared to 1.81% and 0.47% at the two previous year ends. The increase in nonperforming loans in 2008 reflects an increase in 90 day past due loans of $1.8 million and an increase in nonaccrual loans of $9.1 million.

Net charged off loans totaled $5.1 million in 2008 compared to $2.8 million in 2007, and $2.4 million in 2006. Net charged off loans as a percent of average loans were 0.45% in 2008, 0.28% in 2007, and 0.26% in 2006. Charge offs of $929,000 in 2008 had specific reserves established in a prior year, while in 2007 and 2006, $102,000 and $1,390,000 of specific allowance allocations had been set aside at the end of the prior year. Provision expense did not need to be increased to cover those previously identified losses.

Non-interest Income

Non-interest income decreased $5.7 million in 2008, primarily due to $5.5 million in losses on securities transactions and mark to market valuation impairments on securities. Lower revenue from non bank subsidiaries also contributed to lower non-interest income, which was $504,000 lower as we continued our strategy of reducing our involvement in non-bank subsidiaries. We recorded $5.4 million of other than temporary impairment associated with valuation of our money market preferred auction rate securities portfolio. During 2007, we transferred our bank stock portfolio from available for sale to trading account securities. As a result, we recognized $454,000 of losses on valuation changes in that portfolio during 2008 and $628,000 in 2007. Gains on the sale of mortgage loans increased $837,000, or 50%, and service charges on deposit accounts increased $349,000, or 8%, partially offsetting the losses. The improvement in both gains on the sale of loans and service charges on deposit accounts was aided by the full year effect of additional revenue from the ICNB acquisition compared with the prior year, adding $160,000 and $301,000, respectively.

Increased gains on the sale of mortgage loans in 2008 are reflective of a lower interest rate environment at both the beginning and end of the year. Declining rates triggered some re-finance activity in the first and fourth quarters. Gain on sale of mortgage loans was $837,000 or 50% higher in 2008, compared with 2007. The amount in 2007 was $411,000, or 33% higher than 2006. When a mortgage is refinanced or pre-paid, capitalized mortgage servicing rights relating to that mortgage are written off. Refinance activity in 2008 was significantly higher due to lower lending rates, resulting in more mortgage loans prepayments, and therefore $441,000 higher amortization cost of serving rights, which caused mortgage servicing income to be lower by $297,000. In 2008, mortgage servicing income (servicing income net of amortization of capitalized serving rights) was $258,000 compared with $555,000 in 2007 and $526,000 in 2006.

Deposit account service charges increased to $4,825,000, an increase of 8% in 2008 when compared with $4,475,000 in 2007, and 26% when compared with $3,828,000 in 2006. Absent the ICNB acquisition, deposit account service charges would have increased $49,000, or 1%. Courier and cash delivery services income decreased 6% to $868,000 in 2008 after having decreased 9% in 2007. This revenue is from the operations of 1st Armored Incorporated, which operates an armored car and courier business, and does not include income from servicing Firstbank affiliates. The revenue from this unit has been declining for several years as pricing pressure from competition and a migration toward electronic transfer of bank transactions has reduced their volume of business.

Gains and losses from securities activities resulted in a pre-tax loss of $5.9 million in 2008, with $454,000 of the loss coming from our trading account securities portfolio and the remaining $5.5 million from our available for sale portfolio. The loss in the trading account securities portfolio compares with a prior year loss of $628,000, while the available for sale portfolio had a $123,000 loss in 2007. Market conditions resulted in our decision to record other than temporary impairment charges of $5.4 million during 2008. The original value of the money market preferred portfolio was $9.4 million and has now been written down to a value of $4.0 million. The securities in this portfolio have made all quarterly dividend payments as required, with the exception of those secured by the preferred stock of the Federal Home Mortgage Association. The value of the Federal Home Mortgage Association securities was written down from an original value of $1.7 million to a year end value of $35,000.

We exited our real estate sales business in the third quarter of 2007. The Michigan real estate market continues to be soft and it was determined that the business was not contributing to our goals. As a result of this action, we reported no revenue from this unit in 2008 compared with $492,000 in 2007, and $821,000 in 2006. The unit’s contribution to operating income in the prior years had been negligible.

We exited our real estate appraisal business in July of 2006. Fees from real estate appraisals contributed $228,000 in 2006. We also reduced our stake in the title insurance business, through a reorganization of our 100% owned 1st Title Insurance Agency, whereby we now have a majority ownership of 52% in the business. Title insurance sales declined to $335,000 in 2008 compared with $347,000 and $410,000 in 2007 and 2006, respectively.

Other non-interest income was $1,108,000, compared with $2,005,000 in 2007 and $2,039,000 in 2006. The decline in this line item in 2008 was largely due to a negative impact of earnings on our deferred compensation plan, which was $752,000 in 2008 when compared with 2007. Accounting rules require us to report the earnings of the plan through non-interest income, and an offsetting entry to non-interest expense for the same amount. Also affecting the 2008 results was a loss on the sale of Other Real Estate Owned of $184,000 compared with negligible gains in 2007 and 2006. The 2006 results include gains on the sale of a minority interest in our title insurance business of $274,000 and $43,000 on the sale of our real estate appraisal business.

Non-interest Expense

Salary and employee benefits expenses increased $1,611,000, or 7.8%, when 2008 is compared with 2007. The ICNB acquisition added $3,571,000 to our 2008 expense, compared with $2,033,000 to our cost during 2007. Absent the full year effects of the ICNB acquisition, salary and employee benefits would have increased just $73,000. Salary and employee benefits cost was $2,029,000 higher in 2007 than 2006, primarily due to the addition of ICNB mid-year 2007. We employed 483 full time equivalent employees at the end of 2008 compared with 492 at the end of 2007, and 405 at year end 2006. The ICNB acquisition added 90 full time equivalent employees to our company totals in 2007.

Occupancy and equipment costs in 2008 increased $967,000 when compared with 2007. The full year effect of the ICNB acquisition caused $637,000 of the increase in 2008 as we incurred a full year of costs compared with a half year in 2007. Expenses of occupancy and equipment increased $832,000 or 16% over 2006. The full year effect of the ICNB acquisition caused $647,000 of that increase over the prior year, adding 10 branches to our structure. We also added two new branches in Paw Paw and Dewitt during the year.

Amortization of intangibles was $1.1 million in 2008, slightly lower than 2007. The 2007 results included a $275,000 impairment charge associated with the sale of our CA Hanes, Realty, Inc. subsidiary. Absent this charge, this year’s cost would have been $311,000 higher than 2007 due to the additional amortization resulting from the mid-year 2007 acquisition of ICNB. Amortization of intangible assets increased $470,000, or 71% in 2007, when compared with 2006. The increase was primarily due to the impairment of goodwill at our CA Hanes, Realty, Inc. subsidiary, and amortization of core deposit intangibles from the ICNB acquisition of $335,000, which were partially offset by reduced expense associated with older intangibles which have lower amortization.

Expenses for outside professional services decreased $62,000 compared with 2007, as this item was favorably affected from the sale of our CA Hanes, Realty, Inc. business. This same item was $307,000 lower in 2007 when compared with 2006. The lower expense was primarily due to reduced costs in our real estate appraisal and real estate sales businesses.

Advertising and special promotion expense was $1,392,000, up $151,000, or 12%, in 2008 following an increase in 2007 to $1,241,000 as we increased our marketing efforts. The ICNB acquisition added $236,000 to advertising and marketing in 2008 and $170,000 in 2007.

Other non-interest expense increased to $10.5 million from $9.2 in 2007, an increase of 1.3 million, or 14%. The ICNB acquisition added $3.1 million to our expense in 2008 compared with the half year costs in 2007 of $1.1 million. Other non-interest expenses were $8.2 million in 2006. The increase between 2006 and 2007 resulted from the impact of the ICNB acquisition.

Federal Income Tax

In 2008 we had a federal tax benefit of $1,062,000 based on a pre-tax loss of $343,000. The tax benefit was larger than our pre-tax income due to tax exempt earnings during the year. Our effective federal income tax rates were 26% for 2007 and 30% for 2006. The 2008 tax rate was affected by the low level of earnings before taxes in relation to non-taxable earnings for the year. In late 2006, we formed a captive insurance subsidiary, which has beneficial tax treatment of its income. The impact of this subsidiary reduced our effective tax rate during 2007 by approximately 3%. We also had a higher percentage of our pre-tax income generated in 2007 from tax exempt loans and securities relative to prior years. Each year we evaluate our contingent tax liability and make adjustments as deemed necessary. In 2007, we lowered our contingent liability by approximately $100,000 due to certain positions that we now believe would not be challenged by the IRS. During 2006, we lowered our estimate of contingent tax liabilities and recorded a reduction in our current tax expense of approximately $240,000. Excluding this adjustment, our federal income tax rate for 2006 would have been 32%. Our investment in securities and loans which provide income exempt from federal income tax and the items noted above are the principal causes of the difference between the effective tax rates noted above and the statutory tax rate of 35% for all three years.

FINANCIAL CONDITION

Total assets at December 31, 2008 were $1.425 billion, exceeding December 31, 2007 total assets of $1.366 billion by $59 million, or 4.3%. Total portfolio loans increased 3% at December 31, 2008 compared with the balance at the previous year end. Commercial loans decreased $35 million, or 16%. Residential mortgage loans increased $16 million, or 4%, while commercial real estate loans increased $80 million, or 26%. Construction loans were $23 million lower at December 31, 2008, decreasing 18%, from the previous year end. Mortgages serviced for others grew by $4 million, or 0.7%.

	(In Thousands of Dollars)
	2008	2007	Change	% Change

Commercial	$184,455	$219,080	$(34,625)	(15.8)%
Commercial real estate	391,572	311,494	80,078	25.7%
Residential real estate	403,695	387,221	16,474	4.3%
Construction	103,206	126,027	(22,821)	(18.1)%
Consumer	75,296	78,107	(2,811)	3.6%

Total	$1,158,224	$1,121,929	$36,295	3.2%

Mortgages serviced for others	$518,000	$514,400	$3,600	0.7%

Total securities available for sale increased $8.4 million, or 8%. The increase was mainly to improve our liquidity and support our repurchase sweep pledging requirements. Securities available for sale were 7.9% of total assets at year end 2008, compared with 7.6% at the end of 2007.

Premises and equipment decreased by $613,000 after recognized depreciation of $3.2 million. The decrease in premise and equipment resulted from depreciation expense exceeding expenditures on new facilities and equipment during the year.

Total deposits increased at the end of 2008 to $1.046 billion, an increase of 3.5%, compared to $1.011 billion at year end 2007. Non-interest bearing demand deposit balances decreased from the end of 2007, by $3 million to $149 million at year end 2008, a decrease of 2.0%. Interest bearing demand deposits increased by $1 million, and savings account balances increased $6 million, or 4.1%.

At the end of 2008, we had $31 million of wholesale CDs on the balance sheet, compared with $35 million at the end of 2007. Wholesale CDs, which contain both brokered CDs and internet CDs, generally carry a higher interest rate than locally generated CDs of similar duration but are available in large dollar pools which results in lower operational cost than smaller dollar local deposits. Including wholesale CDs, total time deposits increased $31 million, or 6.3% compared with the end of 2007. Excluding the wholesale CDs, time deposits would have increased from $454 million in 2007 to $489 million in 2008, an increase of 7.7%.

Securities sold under agreements to repurchase and federal funds purchased increased by $10 million. Federal Home Loan Bank advances increased by $18 million at December 31, 2008 as compared with December 31, 2007. Notes payable increased by $5 million. The increase in Federal Home Loan Bank advances supplemented our ability to collect deposits in our markets and support our loan growth. The increase in notes payable resulted from a draw on our line of credit to support short term funding needs.

Asset Quality

The Michigan and national economies struggled through most of 2008, as Michigan reported the worst unemployment rate in the nation for most of the year. Many banks in our state have shown significant losses associated with bad loans. We were not immune from the impact that the economy had on businesses and consumers. Our net charged off loans increased in 2008, as several customers that had been able to sustain their payments in better times succumbed to the economic conditions. Our nonaccrual loans have increased substantially from prior year end. We remain vigilant at monitoring these loan relationships and working through issues with our customers.

Loans are carried at an amount which management believes will be collected. A balance considered not collectible is charged against (reduction of) the allowance for loan losses. In 2008, net charged off loans were $5.1 million compared to $2.8 million in 2007. Net charged off loans as a percentage of average loans were 0.45% and 0.28% in 2008 and 2007. The increase in charged off loans in 2008 was largely the result of writing off problem loans that emerged in our newest affiliate bank, which recorded $3.1 million in net charge offs during 2008.

Nonperforming loans are defined as nonaccrual loans, loans 90 days past due and any loans where the terms have been renegotiated to below market terms. Total nonperforming loans were $24.8 million and $14.2 million at December 31, 2008 and 2007, respectively. Total nonaccrual loans were $19.6 million at December 31, 2008, compared to $10.8 million at the end of 2007. The increase in nonaccrual loans was largely due to economic stresses being felt in Michigan and across the nation. Borrowers which had previously been able to meet their loan obligations during better times have become unable to do so in the current environment. Loans past due 90 days or more increased to $5.0 million at year end 2008 compared with $3.2 million at the end of 2007. Impaired loans are commercial loans for which we believe it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The average investment in impaired loans was $23.4 million during 2008 compared to $11.9 million during 2007. At year end, impaired loans were $19.6 million compared with $15.0 million at December 31, 2007.

The allowance for loan losses was $3.1 million, or 27%, higher at year end 2008 compared with 2007. This increase was a result of provision expense of $8.3 million exceeding charged off loans of $5.8 million during the year, and recoveries of prior charged off loans of $676,000. Through our analysis process, we determined that it was necessary to provide more for future losses than our net charge offs this year as a result of several factors. We record provision for loan loss expense when loans for which losses are likely, are identified. For loans which carry an allocated allowance, no expense is recognized at the time of charge off because it has been previously provided for. See the discussion of loan loss provision expense previously presented for additional information. The allowance for loan losses represents 1.26% of outstanding loans at the end of 2008 compared with 1.11% at December 31, 2007.

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

Liquidity management involves the ability to meet the cash flow requirements of our customers. These customers may be either borrowers needing to meet their credit requirements or depositors wanting to withdraw funds. Management of interest rate sensitivity attempts to manage the level of varying net interest margins and to achieve consistent net interest income through periods of changing interest rates. The net interest margin was 3.80% in 2008 compared to 3.90% in 2007. Loan yields decreased 71 basis points, from 7.51% in 2007, to 6.80% in 2008. Deposit costs decreased 77 basis points from 3.68% in 2007 to 2.91% in 2008. Loan demand was modest through most of the year, and average loans outstanding increased by $125 million, with $81 million of that growth due to the full year effects of the ICNB acquisition. Average total earning assets increased $146 million as loans and securities investments were funded, with the full year effects of the ICNB acquisition causing $88 million of that total.

Full year average balances in time deposits increased $52 million compared with the prior year. The ICNB acquisition added $24 million of those deposits. We maintained our short term funding needs through the use of overnight funding, and averaged $6 million of federal funds purchased in 2008, the same level as in 2007. The use of Federal Home Loan Bank advances continued to be a significant source of longer term funding, with average advances increasing from the prior year by $36 million, of which $17 million was due to the full year effects of the ICNB acquisition. We also maintain a $30 million variable rate line of credit which had an average balance of $2.5 million during 2008 compared with $1.1 million in 2007.

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

The prime rate, which began the year at 7.25%, was reduced seven times in 2008, beginning with two decreases in January that cumulatively were 1.25%. That was followed by two more reductions in March and April of three quarters of a percent and one quarter of a percent, respectively. With the prime rate at 5.00%, the Federal Reserve went on hold until October. With the economy faltering and a financial credit crunch in process, the Federal Reserve lowered rates by one half a percent twice in October and by three quarters of a percent in December causing the prime rate to fall to its year-end level of 3.25%. In 2007, the prime rate began the year at 8.25% and was reduced three times, beginning with a half percent decrease in mid September. That was followed by one quarter percent reductions at the end of October and in mid December leaving the prime rate at 7.25% at December 31, 2007. Throughout the two years of rapid rate reductions we maintained a relatively steady net interest margin, with our quarterly net interest margin ranging from a low of 3.77% to a high of 3.91%.

The principal sources of liquidity for us are maturing securities, federal funds purchased or sold, loan payments by borrowers, investment securities, loans held for sale, deposit or deposit equivalent growth and Federal Home Loan Bank advances. Securities maturing or re-pricing within one year at December 31, 2008 were $72 million, compared to $20 million at December 31, 2007. Total investments available for sale were $113 million, an increase of $8 million from the prior year end.

The table below shows the interest sensitivity gaps for five different intervals as of December 31, 2008. Deposits that do not have a fixed maturity date are shown as immediately re-pricing according to reporting conventions.

	Maturity or Re-Pricing Frequency

	(Dollars in Millions)
	1 Day	2 Days through 3 Months	4 Months through 12 Months	13 Months through 5 Years	More than 5 Years

Interest Earning Assets:
Loans	$290.3	$105.9	$207.5	$486.2	$69.7
Securities	0.0	38.3	33.3	28.6	13.9
Other earning assets	30.7	0.0	0.0	0.0	10.4

Total	321.0	144.2	240.8	514.8	94.0

Interest Bearing Liabilities:
Deposits	378.1	121.9	218.7	178.9	0.2
Other interest bearing liabilities	58.5	128.7	31.5	27.4	5.0

Total	436.6	250.6	250.2	206.3	5.2

Interest Sensitivity Gap	(115.6)	(106.4)	(9.4)	308.5	88.8

Cumulative Gap	(115.6)	(222.0)	(231.4)	77.1	165.9

For the one day interval, maturities of interest bearing liabilities exceed those of interest earning assets by $116 million. Included in the one day maturity classification are $328 million in savings and checking accounts which are contractually available to our customers immediately, but in practice, function as core deposits with considerably longer maturities. In the two day through the five year time frame, interest sensitive assets exceed interest sensitive liabilities by $193 million, resulting in a cumulative position of interest sensitive assets exceeding interest sensitive liabilities by $77 million through five years. For the time period greater than five years, the analysis shows an asset sensitive position, such that cumulatively, interest sensitive assets exceed interest sensitive liabilities by $166 million.

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

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABLILITES, AND OFF-BALANCE SHEET ARRANGEMENTS

We have various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table presents, as of December 31, 2008, significant fixed and determinable contractual obligations to third parties by payment date.

	(In Thousands of Dollars)
Contracutal Obligation	One Year or less	1-3 Years	3-5 Years	More than 5 Years	Total

Time Deposits	$342,411	$153,630	$23,922	$231	$520,194
Federal Funds Borrowed and
Repurchase Agreements	52,917	0	0	0	52,917
Long Term Debt	73,083	73,501	2,423	7,668	156,675
Subordinated Debt	0	0	0	36,084	36,084
Operating Leases	617	966	644	0	2,227

Further discussion of the nature of each obligation is included in Notes 7, 10, 11, 12, and 13 to the consolidated financial statements.

Our operating lease obligations represent short and long-term lease and rental payments, primarily for facilities, and to a lesser degree for certain software and data processing equipment.

The following table details the amounts and expected maturities of significant commitments as of December 31, 2008.

	(In Thousands of Dollars)
	One Year Or Less	One to Three Years	Three to Five Years	Over Five Years	Total

Credit:
Commercial real estate	$77,631	$5,593	$7,138	$1,457	$91,819
Residential real estate	632	266	56	50,262	51,216
Construction loans	6,179	394	110	405	7,088
Revolving home equity and credit card lines	6,115	9,728	16,452	5,172	37,467
Other	4,491	3,682	1,586	14,199	23,958
Commercial standby letters of credit	9,790	6,743	0	3,000	19,533

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

We view critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. We believe that our critical accounting policies include determining the allowance for loan losses, determining the fair value of securities and other financial instruments, including possible impairment of goodwill and other assets, the valuation of mortgage servicing rights, determination of purchase accounting adjustments, and estimating state and federal tax liabilities.

Allowance for Loan Losses The allowance for loan losses is a valuation allowance for probable incurred credit losses. We use a quantitative and qualitative methodology for analyzing factors which impact the allowance for loan losses consistently across our six banking subsidiaries. The process applies risk factors for historical charge-offs and delinquency experience, portfolio segment weightings and industry and regional factors and trends as they affect the banks’ portfolios. The consideration of exposures to industries potentially most affected by current risks in the economic and political environment, and the review of potential risks in certain credits that either are, or are not, considered part of the non-performing loan category contributed to the establishment of the allowance levels at each bank. Loan losses are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Loans are reviewed on an ongoing basis for impairment. A loan is impaired when it is probable that we will be unable to collect all amounts due substantially in accordance with the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected cash flows discounted at the loan’s effective interest rate or, as a practical expedient, the fair value of collateral if the loan is collateral dependent. Loans considered to be impaired are reduced to the present value of expected future cash flow or to the fair value of collateral by allocating a portion of the allowance for loan losses to such loans. If these allocations cause an increase in the calculated allowance for loan losses, such increase is reported as provision for loan loss expense. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in the provision for loan losses.

Smaller balance homogeneous loans such as residential first mortgage loans secured by one to four family residences, residential construction, automobile, home equity and second mortgage loans, are collectively evaluated for impairment. Commercial loans and first mortgage loans secured by other properties are evaluated individually for impairment. When credit analysis of the borrower’s operating results and financial condition indicates the underlying ability of the borrower’s business activity is not sufficient to generate adequate cash flow to service the business’ cash needs, including our loans to the borrower, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 90 days or less. Commercial loans are rated on a scale of 1 to 9, with grades 1 to 4 being satisfactory grades, 5 and 6 being special attention or watch, 7 being substandard, 8 being doubtful, and 9 loss. Loans graded 6 through 9 are considered for impairment. Loans are generally moved to nonaccrual status when 90 days or more past due. These loans are often considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Fair Value of Securities and Other Financial Instruments Securities available for sale consist of bonds and notes which might be sold prior to maturity due to changes in interest rate, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than carrying value; (2) the financial condition and near term prospects of the issuer; and (3) our ability and intent to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

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

We utilize a discounted cash flow model to determine the value of our servicing rights. The valuation model utilizes mortgage prepayment speeds, the remaining life of the mortgage pool, delinquency rates, our cost to service loans, and other factors to determine the cash flow that we will receive from serving each grouping of loans. These cash flows are then discounted based on current interest rate assumptions to arrive at the fair value of the right to service those loans. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans classified by interest rates. Any impairment of a grouping is reported as a valuation allowance.

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

Contingent Tax Liabilities Contingent tax liabilities, primarily Michigan business tax liabilities, are estimated based on our exposures to interpretation of the applicable tax codes. We estimate our contingent tax liabilities by determining the amount of income that may be at risk of an adverse interpretation by taxing authorities on specific issues, multiplied by our effective tax rate, to determine our gross exposure. Once this exposure is determined, an estimate of the probability of an adverse adjustment being required is determined and applied to the gross liability to determine the contingent tax reserve.

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

In December 2007, the FASB issued Statement No. 160, Non-controlling Interest in Consolidated Financial Statements – an amendment of ARB No. 51. This statement requires that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. The statement further requires that sufficient disclosures clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The standard is effective for fiscal years beginning after December 15, 2008. We have determined that the adoption of FASB 160 will not have a material effect on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We face market risk to the extent that both earnings and the fair market values of our financial instruments are affected by changes in interest rates and liquidity of markets. We manage this risk with static GAP analysis and simulation modeling. During 2008 the prime rate was decreasing at an accelerated pace. Our models indicate that we have maintained an overall liability sensitive position, whereby we should benefit as rates decline. These models do not fully incorporate customer preferences and changes in their behavior. As such, we believe we are somewhat less liability sensitive in a downward rate environment than the analysis indicates. In the short run, we believe it will be difficult to maintain our net interest margin as our assets re-price downward in larger steps than our liabilities. In the longer run as time deposits re-price to lower rates, we believe we will recover that lost margin and can maintain our overall profitability. As of the date of this annual report we do not know of nor expect there to be any material change in the general nature of our primary market risk exposure in the near term.

Our market risk exposure is mainly comprised of our vulnerability to interest rate risk. We do not accept significant interest rate risk in our mortgage banking operations. To manage our interest rate risk in mortgage banking we generally lock in our sale price to the secondary market at the same time we make a rate commitment to the borrower. Prevailing interest rates and interest rate relationships in the future will be primarily determined by market factors which are outside of our control. All information provided in response to this item consists of forward looking statements. Reference is made to the section captioned “Forward Looking Statements” in this annual report for a discussion of the limitations on our responsibility for such statements.

The following tables provide information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2008 and 2007. They show expected maturity date values for loans and securities which were calculated without adjusting the instruments’ contractual maturity dates for expected prepayments. Maturity date values for interest bearing core deposits were not based on estimates of the period over which the deposits would be outstanding, but rather, the opportunity for re-pricing. We believes that re-pricing dates, as opposed to expected maturity dates, may be more relevant in analyzing the value of such instruments and are reported as such in the following tables. Fair value is computed as the present value of expected cash flows at rates in effect at the date indicated.

Principal/Notional Amounts Maturing or Re-pricing in:			(In Thousands of Dollars)
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value 12/31/08

Rate Sensitive Assets:
Fixed interest rate loans	$173,327	$143,620	$122,935	$117,009	$146,289	$154,811	$857,991	$870,427
Average interest rate	7.04%	6.90%	7.08%	7.22%	6.66%	7.13%
Variable interest rate loans	156,810	50,077	17,949	14,399	33,856	28,550	301,641	294,701
Average interest rate	4.23%	4.12%	4.42%	4.60%	4.12%	5.40%
Fixed interest rate securities	28,564	20,985	20,625	13,995	2,828	25,418	112,415	112,415
Average interest rate	3.32%	4.05%	3.85%	4.90%	4.20%	4.80%
Variable interest rate
Securities						458	458	458
Average interest rate						4.67%
Other interest bearing assets	5,472					9,084	14,555	14,555
Average interest rate	0.30%
Rate Sensitive Liabilities:
Savings and interest bearing
checking	377,541						377,541	377,476
Average interest rate	0.76%
Time deposits	342,411	125,285	28,345	13,150	10,772	232	520,195	530,759
Average interest rate	3.74%	4.23%	5.38%	4.57%	4.55%	4.16%
Fixed interest rate
borrowings	40,083	56,498	17,002	923	1,500	25,710	141,716	156,408
Average interest rate	4.45%	5.49%	3.11%	6.94%	2.74%	6.10%
Variable interest rate
borrowings	38,600					18,042	56,642	52,719
Average interest rate	0.71%					5.77%
Repurchase agreements	52,917						52,917	52,917
Average interest rate	1.78%

As of December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value 12/31/07

Rate Sensitive Assets:
Fixed interest rate loans	$187,022	$140,043	$149,162	$105,324	$109,144	$153,391	$844,086	$816,784
Average interest rate	5.15%	4.68%	4.81%	3.99%	4.10%	4.72%
Variable interest rate loans	166,909	36,159	22,351	11,766	14,052	28,331	279,568	277,274
Average interest rate	7.39%	7.61%	7.61%	7.71%	8.05%	7.55%
Fixed interest rate securities	27,971	10,684	22,735	7,174	9,757	25,380	103,701	103,701
Average interest rate	5.14%	4.56%	5.02%	4.59%	5.00%	4.76%
Variable interest rate
Securities						754	754	754
Average interest rate						5.25%
Other interest bearing assets	16,412					8,007	24,419	24,419
Average interest rate	3.39%
Rate Sensitive Liabilities:
Savings and interest bearing
checking	370,025						370,025	354,324
Average interest rate	1.80%
Time deposits	367,010	75,997	22,568	16,639	6,970	57	489,241	493,370
Average interest rate	5.48%	5.45%	5.49%	6.15%	4.61%	4.15%
Fixed interest rate
borrowings	28,131	37,529	56,524	4,002	18,985	7,807	152,978	147,394
Average interest rate	4.42%	4.68%	5.49%	5.27%	6.31%	5.66%
Variable interest rate
borrowings	10,000			1,000	7,732	10,310	29,042	31,490
Average interest rate	3.71%			5.11%	6.33%	7.20%
Repurchase agreements	35,891						35,891	35,891
Average interest rate	3.87%

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

As of December 31, 2008, our total capital to risk weighted assets exceeded the minimum requirement for capital adequacy purposes of 8% by $34 million. Tier 1 capital to risk weighted assets exceeded the minimum of 4% by $67 million, and Tier 1 capital to average assets exceeded the minimum of 4% by $56 million. For a more complete discussion of capital requirements please refer to Note 21 of the Notes to Consolidated Financial Statements. The Federal Deposit Insurance Corporation insures specified customer deposits and assesses premium rates based on defined criteria. Insurance assessment rates may vary from bank to bank based on the factors that measure the perceived risk of a financial institution. One condition for maintaining the lowest risk assessment, and therefore, the lowest insurance rate, is the maintenance of capital at the “well capitalized” level. Each of our affiliate banks has exceeded the regulatory criteria for a “well capitalized” financial institution and each bank pays the lowest assessment rate assigned by the FDIC.

A certain level of capital growth is desirable to maintain an appropriate ratio of equity to total assets. The compound annual growth rate for total average assets for the past five years was 12.8%. The compound annual growth rate for average equity over the same period was 7.3%.

We have determined one way of maintaining capital adequacy is to maintain a reasonable rate of internal capital growth. The percentage return on average equity times the percentage of earnings retained after dividends equals the internal growth percentage. The following table illustrates this relationship:

	2008		2007	2006

Return on average equity	0.61%		7.80%	10.72%
Multiplied by
Percentage of earnings retained	(835.7	3%)	25.51%	45.28%
Equals
Internal capital growth	(509.8	0%)	1.99%	4.85%

We retained 25.5% and 45.3% of our earnings in 2007 and 2006, respectively. Since we maintained our dividend payment rate during low earnings levels in 2008, we distributed more capital to our shareholders than was generated, resulting in a negative earnings retention percentage. To achieve the goal of acceptable internal capital growth, we intend to continue our efforts to return to more normal earnings levels, and will adjust our dividend payout ratio if appropriate.

As an additional enhancement to capital growth we offer a dividend reinvestment program. The Firstbank Corporation Dividend Reinvestment Plan was first offered in 1988. At December 31, 1988, 123 owners holding 209,856 shares participated in the Plan. By the end of 2007, 1,073 owners holding 2,381,317 shares were participating in the Plan.

To further strengthen our capital position, we elected to participate in the United States Treasury’s Capital Purchase Plan, whereby we issued $33 million of preferred stock and warrants to purchase up to 578,947 shares of our common stock at a price of $8.55, to the United States Treasury on January 30, 2009.

We are not aware of any recommendations by regulatory authorities at December 31, 2008, which are likely to have a material effect on our liquidity, capital resources or operations.

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

COMMON STOCK DATA

Firstbank Corporation Common Stock was held by 1,865 shareholders of record as of December 31, 2008. Total shareholders number approximately 3,443, including those whose shares are held in nominee name through brokerage firms. Our shares are listed on the NASDAQ Global Select Market under the symbol FBMI and are traded by several brokers. The range of high and low sales prices for shares of common stock for each quarterly period during the past two years is as follows:

Quarter	High	Low

4th 2008	$10.50	$7.21
3rd 2008	$12.30	$8.10
2nd 2008	$13.99	$8.98
1st 2008	$14.61	$12.88
4th 2007	$17.23	$13.50
3rd 2007	$19.24	$16.45
2nd 2007	$21.50	$18.69
1st 2007	$21.99	$21.16

The prices quoted above were obtained from www.NASDAQ.com. Prices have been adjusted to reflect stock dividends.

The following table summarizes cash dividends paid per share (adjusted for stock dividends) of common stock during 2008 and 2007.

	2008	2007

First Quarter	$.225	$.225
Second Quarter	.225	.225
Third Quarter	.225	.225
Fourth Quarter	.225	.225

Total	$.900	$.900

Our principal sources of funds to pay cash dividends are the earnings of, and dividends paid by, our subsidiary banks. Under current regulations the subsidiary banks are restricted in their ability to transfer funds in the form of cash dividends, loans, and advances to the holding company (See Note 19 of the Notes to Consolidated Financial Statements). As of January 1, 2009, approximately $15.2 million of the subsidiaries’ retained earnings were available for transfer in the form of dividends to the holding company without prior regulatory approval. In addition, the subsidiaries’ 2009 earnings are expected to be available for distributions as dividends to the holding company. As a condition of our issuance of preferred stock in early 2009, we are prohibited from increasing our dividend for three years without approval from the United States Treasury Department.

STOCK PERFORMANCE

The following graph compares the cumulative total shareholder return on the common stock of the Corporation to the Standard & Poor’s 500 Stock Index and the NASDAQ Bank Index, assuming a $100 investment at the end of 2003. The Standard & Poor’s 500 Stock Index is a broad equity market index. The NASDAQ Bank Index is composed of 515 banks and savings institutions as well as companies performing functions closely related to banking, such as check cashing agencies, currency exchanges, safe deposit companies and corporations for banking abroad. Cumulative total return is measured by dividing (i) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the share price at the end and the beginning of the measurement period; by (ii) the share price at the beginning of the measurement period.

The table below shows dollar values for cumulative total shareholder return plotted in the graph above.

	2003	2004	2005	2006	2007	2008

Firstbank Corporation	$100.00	$100.43	$87.48	$87.40	$59.58	$37.72
S & P 500	$100.00	$110.88	$116.33	$134.70	$142.10	$89.53
NASDAQ Bank	$100.00	$111.11	$108.64	$123.74	$97.71	$74.73

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

The Company’s 2008 consolidated financial statements have been audited by Plante & Moran PLLC independent registered public accounting firm. Management has made available to Plante & Moran all financial records and related data, as well as the minutes of Boards of Directors’ meetings. Management believes that all representations made to Plante & Moran during the audit were valid and appropriate.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework”. Based on our assessment management concludes that, as of December 31, 2008, the Company’s internal control over financial reporting is effective based on those criteria.

FIRSTBANK CORPORATION /s/ Thomas R. Sullivan —————————————— Thomas R. Sullivan President & Chief Executive Officer (Principal Executive Officer

/s/ Samuel G. Stone —————————————— Samuel G. Stone Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: March 4, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Firstbank Corporation

We have audited the accompanying consolidated balance sheet of Firstbank Corporation as of December 31, 2007 and 2008, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years ended December 31, 2008. We also have audited the Company’s internal control over financial reporting as of December 31, 2007 and 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firstbank Corporation as of December 31, 2007 and 2008, and the results of its operations and its cash flows for each of the two years ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Firstbank Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Grand Rapids, Michigan March 6, 2009	/s/ Plante & Moran, PLLC Plante & Moran, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Firstbank Corporation
Alma, Michigan

We have audited the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2006, in conformity with US generally accepted accounting principles.

Grand Rapids, Michigan February 28, 2007	/s/ Crowe Horwath LLP Crowe Horwath LLP

FIRSTBANK CORPORATION
CONSOLIDATED BALANCE SHEETS
(In Thousands of Dollars, Except for Share Data)

	December 31,

	2008	2007

ASSETS
Cash and due from banks	$33,050	$42,198
Short term investments	30,662	3,331

Total cash and cash equivalents	63,712	45,529
Trading Account Securities	222	675
Securities available for sale	112,873	104,455
Federal Home Loan Bank stock	9,084	8,007
Loans held for sale	1,408	1,725
Loans, net of allowance for loan losses of $14,594 in 2008 and
$11,477 in 2007	1,143,630	1,110,452
Premises and equipment, net	26,941	27,554
Goodwill	35,603	34,421
Core deposits and other intangibles	3,881	5,832
Accrued interest receivable and other assets	27,986	27,089

TOTAL ASSETS	$1,425,340	$1,365,739

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Deposits:
Non-interest bearing demand accounts	$149,179	$152,126
Interest bearing accounts:
Demand	223,526	222,371
Savings	154,015	147,654
Time	520,194	489,241

Total Deposits	1,046,914	1,011,392

Securities sold under agreements to repurchase and overnight borrowings	52,917	42,791
Federal Home Loan Bank advances	155,921	138,126
Notes payable	6,353	909
Subordinated Debentures	36,084	36,084
Accrued interest payable and other liabilities	12,168	17,826

Total Liabilities	1,310,357	1,247,128

SHAREHOLDERS' EQUITY
Preferred stock; no par value, 300,000 shares authorized, none issued
Common stock, no par value, 20,000,000 shares authorized;
7,580,298 and 7,407,198 shares issued and outstanding in 2008 and 2007	113,411	111,436
Retained earnings	686	6,692
Accumulated other comprehensive income	886	483

Total Shareholders' Equity	114,983	118,611

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,425,340	$1,365,739

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In Thousands of Dollars, Except for Per Share Data)

	Year Ended December 31,

	2008	2007	2006

Interest Income:
Loans, including fees	$76,604	$75,364	$67,200
Securities:
Taxable	3,878	3,160	2,139
Exempt from federal income tax	1,408	1,256	1,000
Short term investments	301	1,082	447

Total Interest Income	82,191	80,862	70,786

Interest Expense:
Deposits	25,468	28,649	22,942
FHLB Advances, notes payable and subordinated debentures	8,967	7,871	6,106
Other	918	1,697	1,673

Total Interest Expense	35,353	38,217	30,721

Net Interest Income	46,838	42,645	40,065
Provision for loan losses	8,256	2,014	767

Net Interest Income after Provision for Loan Losses	38,582	40,631	39,298

Non-Interest Income:
Service charges on deposit accounts	4,825	4,475	3,828
Gain on sale of mortgage loans	2,513	1,676	1,265
Mortgage servicing, net of amortization	258	555	526
Gain/(loss) on trading account securities	(454)	(628)	0
Gain/(loss) on securities transactions	(5,463)	(123)	7
Courier and cash delivery services	868	921	1,009
Real estate appraisal services	0	0	228
Commissions on real estate sales	0	492	821
Title insurance fees	335	347	410
Other	1,108	2,005	2,039

Total Non-Interest Income	3,990	9,720	10,133
Non-Interest Expense:
Salaries and employee benefits	22,231	20,620	18,591
Occupancy and equipment	6,931	5,964	5,132
Amortization of intangibles	1,071	1,135	665
Outside professional services	845	907	1,214
Advertising and promotions	1,392	1,241	1,059
Other	10,445	9,207	8,160

Total Non-Interest Expense	42,915	39,074	34,821

Income Before Federal Income Taxes	(343)	11,277	14,610
Federal Income Taxes	(1,062)	2,891	4,402

NET INCOME	$719	$8,386	$10,208
Other comprehensive income:
Change in unrealized gain on securities, net of tax
and reclassification effects	403	614	124

COMPREHENSIVE INCOME	$1,122	$9,000	$10,332

Basic earnings per share	$0.10	$1.21	$1.56

Diluted earnings per share	$0.10	$1.21	$1.55

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006
(In Thousands of Dollars, Except for Share and per Share Data)

Total
	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

Balances at January 1, 2006	$87,634	$6,198	$(255)	$93,577
Impact of adopting SEC Staff Accounting Bulletin 108		293		293
Net income for 2006		10,208		10,208
Cash dividends - $0.8579 per share		(5,586)		(5,586)
5% stock dividend - 308,757 shares	6,561	(6,561)		0
Issuance of 36,203 shares of common stock
through exercise of stock options (including $102 of
tax benefit)	589			589
Issuance of 58,666 shares of common stock
through the dividend reinvestment plan	1,316			1,316
Issuance of 6,998 shares of common stock
from supplemental shareholder investments	164			164
Purchase of 222,500 shares of stock	(5,254)			(5,254)
Issuance of 18,043 shares of common stock	396			396
Stock option and restricted stock expense	246			246
Net change in unrealized gain/(loss) on
securities available for sale, net of tax of $64			124	124

BALANCES AT DECEMBER 31, 2006	$91,652	$4,552	$(131)	$96,073

Net income for 2007		8,386		8,386
Cash dividends - $0.90 per share		(6,246)		(6,246)
Issuance of 45,158 shares of common stock
through exercise of stock options (including $80 of
tax benefit)	704			704
Issuance of 77,244 shares of common stock
through the dividend reinvestment plan	1,362			1,362
Issuance of 4,750 shares of common stock
from supplemental shareholder investments	90			90
Purchase of 103,100 shares of stock	(1,801)			(1,801)
Issuance of 23,996 shares of common stock	448			448
Stock option and restricted stock expense	261			261
Issuance of 874,949 shares for acquisition	18,720			18,720
Net change in unrealized gain/(loss) on
securities available for sale, net of tax of $316			614	614

BALANCES AT DECEMBER 31, 2007	$111,436	$6,692	$483	$118,611

Net income for 2008		719		719
Cash dividends - $0.90 per share		(6,725)		(6,725)
Issuance of 122,469 shares of common stock
through the dividend reinvestment plan	1,284			1,284
Issuance of 8,422 shares of common stock
from supplemental shareholder investments	103			103
Issuance of 42,209 shares of common stock	379			379
Stock option and restricted stock expense	209			209
Net change in unrealized gain/(loss) on
securities available for sale, net of tax of $157			403	403

BALANCES AT DECEMBER 31, 2008	$113,411	$686	$886	$114,983

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CASHFLOWS
(In Thousands of Dollars)

	Year Ended December 31,

	2008	2007	2006

OPERATING ACTIVITIES
Net income	$719	$8,386	$10,208
Adjustments to reconcile net income to net cash from
operating activities:
Provision for loan losses	8,256	2,014	767
Depreciation of premises and equipment	3,174	2,959	2,539
Net amortization (accretion) of security premiums/discounts	60	(311)	(17)
Loss on trading account securities	454	628	0
(Gain)/Loss on securities transactions	5,463	123
	(7)
Amortization and impairment of intangibles	1,071	1,135	665
Stock option and restricted stock grant compensation expense	209	261	246
Gain on sale of mortgage loans	(2,513)	(1,676)	(1,265)
Proceeds from sales of mortgage loans	112,733	68,315	55,379
Loans originated for sale	(109,904)	(67,244)	(54,940)
Deferred federal income tax expense/(benefit)	(3,513)	331	210
Decrease (increase) in accrued interest receivable and other assets	7,532	6,565	2,084
Increase in accrued interest payable and other liabilities	(5,659)	(2,502)	1,788

NET CASH FROM OPERATING ACTIVITIES	18,082	18,984	17,657

INVESTING ACTIVITIES
Bank acquisition, net of cash assumed	0	(15,170)	0
Proceeds from sales of securities available for sale	6,435	13,901	0
Proceeds from maturities and calls of securities available for sale	124,109	56,429	38,815
Purchase of securities available for sale	(143,925)	(79,105)	(33,917)
Sale (Purchase) of Federal Home Loan Bank stock, net	(1,077)	(520)	385
Net increase in portfolio loans	(46,811)	(36,829)	(37,708)
Net purchases of premises and equipment	(2,559)	(2,998)	(3,294)

NET CASH FROM INVESTING ACTIVITIES	(63,828)	(64,292)	(35,719)

FINANCING ACTIVITIES
Net increase in deposits	35,523	3,967	24,321
Net increase (decrease) in securities sold under agreements to
repurchase and overnight borrowings	10,126	3,302	(8,132)
Repayment of notes payable and other borrowings	(189)	(19,728)	(8,017)
Repayment of Federal Home Loan Bank borrowings	(82,248)	(12,847)	(7,660)
Proceeds from Federal Home Loan Bank borrowings	100,000	29,500	18,720
Proceeds from subordinated debentures and other borrowings	5,676	35,149	10,810
Cash dividends and cash paid in lieu of fractional shares on
stock dividend	(6,725)	(6,246)	(5,586)
Repurchase of the Company's common stock	0	(1,801)	(5,254)
Cash proceeds from issuance of common stock	1,766	2,604	2,465

NET CASH FROM FINANCING ACTIVITIES	63,929	33,900	21,667

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,183	(11,408)	3,605
Cash and cash equivalents at beginning of year	45,529	56,937	53,332

CASH AND CASH EQUIVALENTS AT END OF YEAR	$63,712	$45,529	$56,937

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$33,477	$38,163	$29,680
Income taxes	$2,567	$2,685	$4,818
Non cash transfer of loans to other real estate owned	$5,373	$2,373	$4,452
Non cash transfer of liabilities for implementation of SAB 108 to
retained earnings	$0	$0	$293

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASHFLOWS (continued)

Bank acquisitions: (In Thousands of Dollars)	2008	2007	2006

Securities acquired (including FHLB stock)	0	28,252	0
Loans acquired, net of allowance for loan losses	0	178,456	0
Bank premises and equipment	0	7,283	0
Acquisition intangibles recorded	0	18,983	0
Other assets assumed	0	12,152	0
Deposits assumed	0	(171,999)	0
Borrowings assumed	0	(32,558)	0
Other liabilities assumed	0	(6,679)	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Firstbank Corporation (the “Company”) is a bank holding company. Each of our subsidiary banks is a full service community bank. The subsidiary banks offer all customary banking services, including the acceptance of checking, savings and time deposits, and the making of commercial, agricultural, real estate, personal, home improvement, automobile and other installment and consumer loans. Our consolidated assets were, $1.425 billion as of December 31, 2008, and primarily represent commercial and retail banking activity. Mortgage loans serviced for others of $513 million, as of December 31, 2008, are not included in the consolidated balance sheet.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, Firstbank – Alma; Firstbank (Mt. Pleasant); Firstbank – West Branch; Firstbank – St. Johns; Keystone Community Bank and Firstbank – West Michigan (the “Banks”); 1st Armored, Incorporated; 1st Title, Incorporated; 1st Investors Title, LLC; C.A. Hanes Realty, Incorporated (sold September 30, 2007), Austin Mortgage Company; and FBMI Risk Management Services, Inc., after elimination of inter-company accounts and transactions. These subsidiaries are wholly owned, except C.A. Hanes Realty, which had a 45% minority interest through September 30, 2007 and 1st Investors Title, LLC, which has a 48% minority interest. Each of our six banks operates its own Mortgage Company. Keystone Community Bank also owns Keystone Premium Finance, LLC, which has been in the business of financing large dollar insurance premiums and was closed during 2008. The operating results of these companies are consolidated into each Bank’s financial statements. During 2004 we formed a special purpose trust, Firstbank Capital Trust I, in 2006 we formed Firstbank Capital Trust II, and in 2007 we formed Firstbank Capital Trust III and Firstbank Capital Trust IV, for the sole purpose of issuing trust preferred securities. Under generally accepted accounting principles, these trusts are not consolidated into our financial statements.

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

Smaller balance homogeneous loans such as residential first mortgage loans secured by one to four family residences, residential construction, automobile, home equity and second mortgage loans, are collectively evaluated for impairment. Commercial loans and first mortgage loans secured by other properties are evaluated individually for impairment. When credit analysis of the borrower’s operating results and financial condition indicates the underlying ability of the borrower’s business activity is not sufficient to generate adequate cash flow to service the business’ cash needs, including our loans to the borrower, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 90 days or less. Commercial loans are rated on a scale of 1 to 9, with grades 1 to 4 being pass grades, 5 and 6 being special attention or watch, 7 substandard, 8 doubtful, and 9 loss. Loans graded 5, 6, 7, and 8 are considered for impairment. Loans are generally moved to nonaccrual status when 90 days or more past due. These loans are often considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

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

Other Real Estate: Other real estate (included as a component of other assets) includes properties acquired through either a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and is initially recorded at the fair value less cost to sell when acquired, establishing a new cost basis. These properties are evaluated periodically and if fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Other real estate owned totaled $5.4 million and $3.2 million at December 31, 2008 and 2007.

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment is recognized in the period identified. We use a market valuation model, which compares the inherent value of our company to valuations of recent transactions in the market place to determine if the our goodwill has been impaired.

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

Stock Based Compensation: Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, we recorded stock-based employee compensation cost using the fair value method starting in 2006. For 2006, adopting this standard resulted in a reduction of income before income taxes of $239,912, a reduction in net income of $158,342 and a decrease in both basic and diluted earnings per share of $0.02. In 2007, we recorded expense of $246,705, a decrease to net income of $162,825 and a decrease to both basic and diluted earnings per share of $0.02. In 2008, we recorded expense of $181,448, a decrease to net income of $124,376 and a decrease to both basic and diluted earnings per share of $0.02.

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

Effect of Newly Issued Accounting Standards:

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities. Adoption of this statement was required for January 1, 2008. Early adoption was allowed, effective to January 1, 2007, if that election was made by April 30, 2007. This statement allows, but does not require, companies to record certain assets and liabilities at their fair value. The fair value determination is made at the instrument level, so similar assets or liabilities could be accounted for using the historical cost method, while other similar assets or liabilities are accounted for using the fair value method. Changes in fair value are recorded through the income statement in subsequent periods. The statement provides for a one time opportunity to transfer existing assets and liabilities to fair value at the point of adoption with a cumulative effect adjustment recorded against equity. After adoption, the election to report assets or liabilities at fair value must be made at the point of their inception. We have determined that the adoption of this standard did not have a material effect on our financial statements.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement established a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. These financial statements contain the required disclosures under this rule which are presented in Note 22.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue was effective for fiscal years beginning after December 15, 2007. We have determined that the adoption of EITF No. 06-4 did not have a material effect on our financial statements.

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

In December 2007, the FASB issued Statement No. 160, Non-controlling Interest in Consolidated Financial Statements – an amendment of ARB No. 51. This statement requires that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. The statement further requires that sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The standard is effective for fiscal years beginning after December 15, 2008. We have determined that the adoption of FASB 160 will not have a material effect on our financial statements.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements as of December 31, 2008.

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

Reclassification: Certain 2006 and 2007 amounts may have been reclassified to conform to the 2008 presentation.

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

Firstbank Corporation paid an aggregate value of $38.4 million to acquire the shares of ICNB common stock outstanding. The purchase price was determined using the Firstbank’s market price on February 1, 2007, the date of the merger agreement. We issued 874,749 shares of Firstbank common stock, and paid $19,584,000 in cash for the acquisition. The acquisition resulted in the creation of $19.0 million of intangible assets, of which $14.9 million was designated as goodwill and $3.7 million as core deposit intangible. The goodwill created in this merger is not tax deductible.

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

NOTE 3 – RESTRICTIONS ON CASH AND DUE FROM BANKS

Our subsidiary banks are required to maintain average reserve balances in the form of cash and non-interest bearing balances due from the Federal Reserve Bank. The average reserve balances required to be maintained during 2008 and 2007 were $6,190,000 and $4,770,000, respectively. These balances do not earn interest.

NOTE 4 – SECURITIES

The fair value of securities available for sale was as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses

	(In Thousands of Dollars)

Securities Available for Sale:
December 31, 2008:
U.S. governmental agency	$64,102	$805	$(64)
States and political subdivisions	33,278	442	(101)
Collateralized Mortgage Obligations	9,446	272	(6)
Equity	6,047	0	(6)

Total	$112,873	$1,519	$(177)

December 31, 2007:
U.S. governmental agency	$45,304	$294	$(5)
States and political subdivisions	36,298	325	(28)
Collateralized Mortgage Obligations	12,726	205	(4)
Equity	10,127	1	(6)

Total	$104,455	$825	$(43)

Equity securities primarily consist of auction rate securities with interest rates and fair value determined based on auctions held every ninety days. As market conditions for auction rate securities became illiquid during the year, we determined that these securities were other than temporarily impaired, and recorded a non cash write down of $5.3 million, which was reported as a reduction to income. We anticipate that some, or all of these, auction rate securities will have their underlying collateral, which consists entirely of preferred stock of various financial institutions, distributed during 2009.

Securities with unrealized losses at year end 2008 and 2007 not recognized in income are as follows:

	Less than 12 Months		12 Months or More		Total

Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

December 31, 2008
US Government Agencies	$1,000	$(1)	$13,236	$(63)	$14,236	$(64)
States and Political Subdivisions	0	0	5,567	(101)	5,567	(101)
Collateralized Mortgage Obligations	0	0	458	(6)	458	(6)
Equity	0	0	250	(6)	250	(6)

Total Temporarily Impaired	$1,000	$(1)	$19,511	$(176)	$20,511	$(177)

December 31, 2007
US Government Agencies	$2,564	$(4)	$1,999	$(1)	$4,563	$(5)
States and Political Subdivisions	120	0	5,334	(28)	5,454	(28)
Collateralized Mortgage Obligations	866	(4)	0	0	866	(4)
Equity	0	0	250	(6)	250	(6)

Total Temporarily Impaired	$3,550	$(8)	$7,583	$(35)	$11,133	$(43)

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

Gross gains and (losses) on securities transactions are classified by the cause of the gain or loss. The table below shows three categories of this activity. Trading account securities are marked to market with the change in value reported on the income statement. Gains and losses on available for sale securities are recognized if the security is either deemed to be other than temporarily impaired, or a sale of the security occurs. During 2008 as the credit markets ceased up and the market for auction rate securities became illiquid, the value of those securities fell substantially. We determined that due to the uncertainty surrounding the recoverability of the value of these securities, that an other than temporary impairment charge was appropriate. The following table shows these gains and losses:

	(In Thousands of Dollars)
	2008	2007	2006

Trading Account Securities Losses	$(454)	$(628)	$0

Available for Sale Securities
Other than temporary impairment losses	$(5,443)	$0	$0
Gross realized gains	$139	$8	$7
Gross realized losses	(159)	(131)	0

Net realized gains (losses)	$(5,463)	$(123)	$7

The fair value of securities at December 31, 2008, by stated maturity, is shown below. Actual maturities may differ from stated maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Fair Value

(In Thousands of Dollars)

Due in one year or less	$24,600
Due after one year through five years	63,862
Due after five years through ten years	14,356
Due after ten years	4,008

Total	106,826

Equity securities	6,047

Total securities	$112,873

At December 31, 2008 and 2007, securities with carrying values approximating $70,027,000 and $40,567,000 were pledged to secure public trust deposits, securities sold under agreements to repurchase, and for such other purposes as required or permitted by law.

Federal Home Loan Bank stock is carried at cost, which approximates fair value.

NOTE 5 – LOAN SERVICING

Loans held for sale at year end are as follows:

	(In Thousands of Dollars)
	2008	2007

Loans held for sale	$1,408	$1,725
Less: Allowance to adjust to lower of cost or market	0	0

Loans held for sale, net	$1,408	$1,725

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year end are as follows:

	(In Thousands of Dollars)
	2008	2007

Mortgage loan portfolios serviced for:
Federal Home Loan Mortgage Association	$508,874	$509,796
Federal National Mortgage Association	$3,751	$4,650
Federal Home Loan Bank	$5,375	$0

Custodial escrow balances maintained in connection with serviced loans were $951,800 and $809,800 at year end 2008 and 2007.

Activity for capitalized mortgage servicing rights, included in other assets on the Consolidated Balance Sheet, was as follows:

	(In Thousands of Dollars)
	2008	2007	2006

Servicing rights:
Beginning of year	$2,284	$1,856	$1,947
Acquired in acquisitions	0	369	0
Additions	1,038	580	515
Amortized to expense	(954)	(521)	(607)
Valuation (Impairment)/Recovery	2	0	1

End of year	$2,370	$2,284	$1,856

Management has determined that no valuation allowance is necessary at December 31, 2008. A valuation allowance of $2 thousand was required at December 31, 2007 and 2006.

The fair value of mortgage servicing rights was $4,541,600 and $4,950,400 at year end 2008 and 2007. Fair value was determined using a discount rate of 8.55%, prepayment speeds ranging from 170% to 270%, depending on the stratification of the specific right, and a weighted average delinquency rate of 1.08%.

The weighted average amortization period is 3.86 years. Estimated amortization expense for each of the next five years is:

(In Thousands of Dollars)

2009	$419
2010	$366
2011	$322
2012	$280
2013	$243

NOTE 6 – LOANS

Loans at year end were as follows:

	(In Thousands of Dollars)
	2008	2007

Commercial	$184,455	$219,080
Mortgage Loans on Real Estate:
Residential	403,695	387,221
Commercial	391,572	311,494
Construction	103,206	126,027
Consumer	69,328	72,410
Credit Card	5,968	5,697

Subtotal	1,158,224	1,121,929
Less:
Allowance for loan losses	14,594	11,477

Loans, net	$1,143,630	$1,110,452

Activity in the allowance for loan losses was as follows:

	(In Thousands of Dollars)
	2008	2007	2006

Beginning balance	$11,477	$9,966	$11,559
Allowance of acquired bank	0	2,345	0
Provision for loan losses	8,256	2,014	767
Loans charged off	(5,815)	(3,423)	(2,694)
Recoveries	676	575	334

Ending balance	$14,594	$11,477	$9,966

Impaired loans were as follows:

	(In Thousands of Dollars)
	2008	2007	2006

Year end loans with no allocated allowance for loan losses	$12,282	$11,392	$2,500
Year end loans with allocated allowance for loan losses	7,300	3,598	394

Total	$19,582	$14,990	$2,894

Amount of the allowance for loan losses allocated	$2,885	$769	$204

	(In Thousands of Dollars)
	2008	2007	2006

Nonaccrual loans at year end	$19,582	$10,454	$1,768
Renegotiated Loans	275	543	0
Loans past due over 90 days still on accrual at year end	4,982	3,161	2,485
Average of impaired loans during the year	23,402	11,864	3,315
Interest income recognized during impairment	454	463	183
Cash-basis interest income recognized	52	30	24

Approximately $30,081,000 and $31,691,000 of commercial loans were pledged to the Federal Reserve Bank of Chicago at December 31, 2008 and 2007 to secure potential overnight borrowings.

NOTE 7 – PREMISES AND EQUIPMENT

Year end premises and equipment were as follows:

	(In Thousands of Dollars)
	2008	2007

Land	$5,294	$5,267
Buildings	31,937	30,955
Furniture, fixtures and equipment	19,504	20,242

Total	56,735	56,464
Less:
Accumulated depreciation	(29,794)	(28,910)

Total	$26,941	$27,554

Depreciation expense was $3,174,000, $2,959,000, and $2,539,000 for 2008, 2007, and 2006. Rent expense was $410,000 in 2008 compared with $406,000 for 2007, and $342,000 for 2006. Rental commitments for the next five years under non-cancelable operating leases were as follows (before considering renewal options that generally are present):

(In Thousands of Dollars)

2009	$617
2010	492
2011	474
2012	360
2013	283

Total	$2,226

NOTE 8 – GOODWILL AND INTANGIBLE ASSETS

Goodwill
The change in the carrying amount of goodwill for the year is as follows:

	(In Thousands of Dollars)
	2008	2007

Balance at January 1	$34,421	$20,094
Impairment write down	0	(275)
Goodwill from acquisitions	302	14,602
Reclassification of other intangibles to
goodwill	880	0

Balance at December 31	$35,603	$34,421

The $302,000 and $14,602,000 of goodwill from acquisitions in 2008 and 2007 relates to the purchase of ICNB. The $275,000 of impairment reflected in 2007 resulted was associated with CA Hanes Realty, Inc. The $880,000 in 2008 resulted from a re-characterization of an intangible relating to an earlier acquisition.

Acquired Intangible Assets
Acquired intangible assets at year end were as follows:

	(In Thousands of Dollars)
	Gross Amount	Accumulated Amortization	Net Carrying Amount

2008
Amortized intangible assets:
Core deposit premium resulting from
bank and branch acquisitions	$8,029	$4,148	$3,881
Other customer relationship intangibles	271	271	0

Total	$8,300	$4,419	$3,881

2007
Amortized intangible assets:
Core deposit premium resulting from
bank and branch acquisitions	$9,826	$4,032	$5,794
Other customer relationship intangibles	291	253	38

Total	$10,117	$4,285	$5,832

Aggregate amortization expense was $1,071,000, $954,000, and $665,000 for 2008, 2007, and 2006, respectively. Estimated amortization expense for each of the next five years:

(In Thousands of Dollars)
Year	Amount

2009	$935
2010	799
2011	700
2012	482
2013	370

NOTE 9 – FEDERAL INCOME TAXES

Federal income taxes consist of the following:

	(In Thousands of Dollars)
	2008	2007	2006

Current expense	$2,451	$2,560	$4,323
Deferred expense (benefit)	(3,513)	331	79

Total	$(1,062)	$2,891	$4,402

A reconciliation of the difference between federal income tax expense and the amount computed by applying the federal statutory tax rate of 35% in 2006, 2005 and 2004 is as follows:

	(In Thousands of Dollars)
	2008	2007	2006

Tax at statutory rate	$(120)	$3,947	$5,114
Adjustment of federal tax contingent liability	0	(124)	(240)
Effect of tax-exempt interest	(604)	(535)	(433)
Other	(338)	(397)	(42)

Federal income taxes	$(1,062)	$2,891	$4,402

Effective tax rate	322%	26%	30%

The components of deferred tax assets and liabilities consist of the following at December 31st year end:

	(In Thousands of Dollars)
	2008	2007

Deferred tax assets:
Allowance for loan losses	$4,709	$3,440
Deferred compensation	1,966	2,362
Losses on capital investments	2,309	304
Other	1,140	743

Total deferred tax assets	10,124	6,849

Deferred tax liabilities:
Fixed assets	(2,023)	(2,020)
Mortgage servicing rights	(679)	(652)
Purchase accounting adjustment	(920)	(1,016)
Unrealized gain on securities available for sale	(457)	(316)
Other	(894)	(434)

Total deferred tax liabilities	(4,973)	(4,438)

Net deferred tax assets	$5,151	$2,411

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. Management has determined that no such allowance is required at December 31, 2008 or 2007. Losses on capital investments have a three year carry back and five year carry forward time period for offset. The timeframe begins with the sale of the investment, which has not yet occurred. Certain tax planning strategies have been established, including the possible sale and leaseback of certain of our facilities that management believes could be executed if necessary to retain the benefits listed above.

Net deferred tax assets at December 31, 2008 and 2007 are included in other assets in the accompanying consolidated balance sheets.

NOTE 10 – DEPOSITS

Time deposits of $100,000 or more were $225 million and $193 million at year end 2008 and 2007. There were $27.0 million and $26.7 million of brokered CDs included in time deposits of $100,000 or more in 2008 and 2007 respectively.

Scheduled maturities of time deposits at December 31, 2008 were as follows:

(In Thousands of Dollars)
Year	Amount

2009	$341,681
2010	125,665
2011	28,476
2012	13,235
2013	10,905
2014 and after	232

Total	$520,194

NOTE 11 – BORROWINGS

Information relating to securities sold under agreements to repurchase is as follows:

	(In Thousands of Dollars)
	2008	2007

At December 31:
Outstanding Balance	$52,917	$35,891
Average Interest Rate	.34%	3.25%

Daily Average for the Year:
Outstanding Balance	$42,111	$36,170
Average Interest Rate	1.78%	3.87%

Maximum Outstanding at any Month End	$54,151	$40,689

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

We had no unsecured overnight borrowings, in the form of federal funds purchased at December 31, 2008. There was $6,900,000 of overnight borrowings at December 31, 2007.

We renewed a line of credit agreement with Comerica Bank, on June 30, 2008 at a variable interest rate chosen by us of either Comerica Bank’s prime commercial borrowing rate, or 1.55% over Comerica Bank’s Eurodollar-based Rate. This agreement allows for a revolving line of credit up to an aggregate principal amount of $30,000,000. Maturity of Eurodollar-based borrowings is established at the time of the borrowing and can range in duration from one to six months. Prime-based borrowings may be repaid at any time. The terms of the agreement require us to pay interest monthly on outstanding Prime-based borrowing, and at maturity on any Eurodollar-based borrowing, and prohibit us from pledging the stock of our subsidiary banks. We utilized the line of credit once during 2007 to provide interim funding for the acquisition of ICNB. The total amount borrowed was $19 million and was repaid after approximately 30 days. In 2008 we accessed the line to provide working capital and had an outstanding balance of $5,600,000 at year end. Subsequent to year end, we repaid our line of credit and cancelled the line. A new line of credit of $6 million has been established as a backup liquidity source at more favorable terms.

Firstbank – Alma has a 6.00% fixed rate note payable, with a balance of $27,000 and $51,000 at December 31, 2008 and 2007. These notes mature on January 1, 2009 and were part of the consideration paid for a subsidiary, which has since been sold.

Firstbank – West Michigan has a 6.25% fixed rate note payable with a balance of $82,000 and $84,000 at December 31, 2008 and 2007, respectively. This note matures on September 1, 2012.

Austin Mortgage Company, LLC has a prime rate minus 0.50% variable rate note payable with a balance of $644,000 at December 31, 2008 compared with a balance of $774,000 at December 31, 2007. The interest rate on this note has a floor of 5.75% and matures on August 4, 2009.

NOTE 12 – FEDERAL HOME LOAN BANK ADVANCES

Long term borrowings have been secured from the Federal Home Loan Bank. At year end, advances from the Federal Home Loan Bank were as follows:

	(In Thousands of Dollars)
	2008	2007

Maturities January 2009 through March 2026 at
fixed rates ranging from 0.37% to 7.30%, averaging 4.79%	$122,921	$124,126

Maturities January 2009 through March 2009 with a variable rate of interest
tied to the effective federal funds rate	$33,000	$14,000

Each Federal Home Loan Bank advance is payable at its maturity date without penalty, however, substantial penalties do exist if an advance is paid before its contractual maturity. Such penalties vary from advance to advance and are based on the size, interest rate, and remaining term of each specific advance. Advances of $68,900,000 may be converted from fixed to variable rate by the FHLB, but may be repaid, without penalty, if that option is exercised. The advances were collateralized by $282,731,000 and $281,455,000 of first mortgage loans under a blanket lien arrangement and pledges of specific mortgages at year end 2008 and 2007. As of December 31, 2008, the Company had $19,150,000 of additional borrowing capacity with the Federal Home Loan Bank.

Maturities of FHLB advances are as follows:

(In Thousands of Dollars)

2009	$72,410
2010	56,496
2011	17,000
2012	847
2013	1,500
2014 and after	7,668

Total	$155,921

NOTE 13 – SUBORDINATED DEBENTURES

On October 18, 2004, a trust formed by us issued $10,310,000 of LIBOR plus 1.99% variable rate trust preferred securities as part of a pooled offering of such securities. We issued subordinated debentures to the trust in exchange for the proceeds of the offering; the debentures represent the sole assets of the trust. We may redeem the subordinated debentures, in whole or in part, any time on or after October 18, 2009 at 100% of the principal amount of the securities. The debentures are required to be paid in full on October 18, 2034.

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

NOTE 14 – BENEFIT PLANS

The Firstbank Corporation 401(k) plan, a defined contribution plan, is an IRS qualified 401(k) salary deferral plan, under which Firstbank Corporation stock is one of the investment options. The Board of Directors approved changing the plan to a Safe Harbor 401(k) plan for the 2008 plan year. A Safe Harbor plan relieves administrative testing in exchange for immediate vesting of the employee’s matching contributions. Both employee and employer contributions may be made to the plan. The Company’s 2008, 2007 and 2006 matching 401(k) contributions charged to expense were $572,000, $425,000 and $437,000 respectively. The increase in match represents additional employees from the ICNB acquisition. The percent of the Company’s matching contribution to the 401(k), and the determination to offer a Safe Harbor plan, is determined annually by the Board of Directors.

The ICNB Financial Corporation Incentive Savings Plan was an IRS approved 401(k) plan that allowed both employee and employer contributions. Firstbank – West Michigan’s 2007 matching contributions charged to expense after acquisition was $21,000. The ICNB Savings Plan was terminated in the first quarter of 2008 and Firstbank – West Michigan’s employees were eligible to participate in the Firstbank Corporation 401(k) Plan on January 1, 2008. Firstbank – West Michigan also had a deferred compensation plan for its directors and executive officers. The plan was frozen before the ICNB acquisition and has a balance at the end of 2008 of $2.3 million.

The Board of Directors had established the Firstbank Corporation Affiliate Deferred Compensation Plan (“Plan”). The American Jobs Creation Act of 2004, passed in October, had significant impact on the design and operation of non-qualified deferred compensation plans. As a result of those changes, future deferrals into the Plan were suspended effective December 31, 2004. The plan continues to be “frozen” and is a nonqualified plan as defined by the Internal Revenue Code, and as such, the assets are owned by the Firstbank Corporation. We recognize a corresponding liability to each participant. Prior to December 31, 2004 the plan allowed Directors to defer their director fees and key management to defer a portion of their salaries into the Plan.

NOTE 15 – STOCK BASED COMPENSATION

The Company has stock based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $181,000, $247,000, and $246,000 for 2008, 2007 and 2006. The total income tax benefit was $62,000, $84,000 and $86,000, respectively.

The Firstbank Corporation Stock Compensation Plans of 1993, 1997 and 2006 (“Plans”), as amended, which were shareholder approved, provide for the grant of 395,986, 593,798 and 315,000 shares of stock, respectively, in either restricted form or under option. Options may be either incentive stock options or nonqualified stock options. As of December 31, 2008 only nonqualified stock options and restricted stock shares have been issued under the plans. The Plan of 1993 terminated April 26, 2003. The 1997 Plan terminated April 28, 2007. The 2006 Plan will terminate February 27, 2016. The Board, at its discretion, may terminate any or all of the Plans prior to the Plans’ scheduled termination dates.

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

Statement of Financial Accounting Standards No. 123R requires all companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted. This cost is expensed over the employee service period, which is normally the vesting period of the options. This applies to outstanding awards vesting, granted or modified after January 1, 2006.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of our common stock. We use historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The weighted average fair value of options granted was $0.39, $2.80 and $5.53 in 2008, 2007, and 2006, respectively.

	2008		2007		2006

Risk-free interest rate	2.71%		3.53%		4.54%
Expected option life	7 yea	rs	7 yea	rs	7 yea	rs
Expected stock price volatility	30.2%		30.1%		30.7%
Dividend yield	12.4%		5.6%		3.9%

Activity under the plans:

	Twelve Months ended December 31, 2008 Total options outstanding
	Shares	Weighted Average Eercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (000)

Options outstanding, beginning of period	486,242	$19.90
Granted	65,850	$7.80
Exercised	0	-
Forfeited	(19,434)	$19.85
Expired	(47,518)	$20.63
Options outstanding, end of period	485,140	$18.19	6.1	$17
Options exercisable, end of period	309,868	$19.94	4.6	$0

Proceeds, related tax benefits realized from options exercised and intrinsic value of options exercised were as follows:

	Twelve months ended December 31,
(In Thousands of Dollars)	2008	2007	2006

Proceeds of options exercised	$0	$624	$487
Related tax benefit recognized	$0	$80	$102
Intrinsic value of options exercised	$0	$227	$330

As of December 31, 2008, there was $194,000 of total unrecognized compensation cost related to non-vested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 2.0 years.

Options outstanding at December 31, 2008 were as follows:

	Options outstanding			Exercisable
Range of exercise prices	Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (years)	Shares	Weighted Average Exercise Price

$ 7.80 - $12.00	65,850	$7.80	9.9	0	0
$12.01 - $16.00	164,926	$14.93	4.7	113,196	$14.44
$16.01 - $ 20.00	41,673	$19.20	3.9	41,523	$19.20
$20.01 - $ 26.18	212,691	$23.74	6.4	155,149	$24.15

Total	485,140	$18.19	6.1	309,868	$19.94

Restricted Stock
Restricted shares may be issued under the Plans as described above. Compensation expense is recognized over the vesting period of the shares based on the market value of the shares on the issue date.

A summary of changes in the Company’s non-vested shares for 2008 follows:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value

Non-vested at January 1, 2008	3,631	$26.08
Granted	7,600	$12.56
Vested	(1,216)	$26.11

Non-vested at December 31, 2008	10,015	$15.82

As of December 31, 2008, there was $101,000 of total unrecognized compensation cost related to non-vested shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.1 years. The total fair value of shares vested during the years ended December 31, 2008, 2007 and 2006 was $31,700, $0, and $0. Expense of $28,000 was recorded for restricted stock in 2008 compared with $14,000 in 2007 and $6,000 in 2006.

NOTE 16 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2008 were as follows:

(In Thousands of Dollars)	2008	2007

Beginning balance	$51,569	$48,228
New loans	76,603	69,817
Repayments	(67,572)	(68,868)
Addition/(Deletion) of Directors	(3,370)	2,390

Ending balance	$57,230	$51,569

Deposits from principal officers, directors, and their affiliates at year end 2008 and 2007 were $23.2 million and $25.1 million respectively.

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

Financial instruments with off-balance sheet risk were as follows at year end:

	(In Thousands of Dollars)
	2008		2007

	Fixed Rate	Variable	Fixed Rate	Variable Rate

Commitments to make loans	$58,751	$10,807	$31,708	$23,612
(at market rates)
Unused lines of credit and letters of
Credit	$22,547	$119,444	$38,731	$121,487
Standby Letters of Credit	$8,491	$11,042	$6,039	$19,065

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 4.25% to 7.25% and maturities ranging from 1 year to 30 years.

NOTE 18 – CONTINGENCIES

From time to time certain claims are made against the Company and its banking subsidiaries in the normal course of business. There were no outstanding claims considered by management to be material at December 31, 2008.

NOTE 19 – DIVIDEND LIMITATION OF SUBSIDIARIES

Capital guidelines adopted by Federal and State regulatory agencies and restrictions imposed by law limit the amount of cash dividends the banks can pay to the Company. At December 31, 2008, using the most restrictive of these conditions for each bank, the aggregate cash dividends that the banks can pay the Company without prior approval was $15,198,000. It is not the intent of management to have dividends paid in amounts which would reduce the capital of the banks to levels below those which are considered prudent by management and in accordance with guidelines of regulatory authorities.

NOTE 20 – STOCK REPURCHASE PROGRAM

On July 23, 2007 the board of director’s approved a plan to re-establish the authorization to repurchase shares of Firstbank Corporation common stock in an aggregate amount of up to $5 million from that date forward.

During 2007, we repurchased 103,100 shares of our common stock for an average cost per share of $17.47. We did not repurchase any shares during 2008.

Under the July, 2007 repurchase authorization we have remaining approval to repurchase up to $3,199,242 of common stock. Under the provisions of the CPP program entered into in January of 2009, we may not repurchase any shares of our common stock until we have redeemed the preferred shares issued in that transaction.

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

At year end 2008 and 2007, the most recent regulatory notifications categorize us as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed that classification.

Actual and required capital amounts at year end (in Thousands of Dollars) and ratios are presented below:

	Actual		Minimum Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

2008
Total Capital to Risk Weighted Assets
Consolidated	$123,200	11.06%	$89,122	8.00%	$111,403	10.00%
Firstbank - Alma	18,744	10.36%	14,469	8.00%	18,086	10.00%
Firstbank - Mt. Pleasant	31,875	10.60%	24,060	8.00%	30,075	10.00%
Firstbank - West Branch	19,357	10.60%	14,613	8.00%	18,266	10.00%
Firstbank - St. Johns	7,399	10.46%	5,659	8.00%	7,074	10.00%
Keystone Community Bank	22,557	10.27%	17,571	8.00%	21,964	10.00%
Firstbank - West Michigan	18,270	12.37%	11,820	8.00%	14,775	10.00%

Tier 1 (Core) Capital to Risk Weighted Assets
Consolidated	$111,396	10.00%	$44,561	4.00%	$66,842	6.00%
Firstbank - Alma	16,480	9.11%	7,234	4.00%	10,852	6.00%
Firstbank - Mt. Pleasant	28,924	9.62%	12,030	4.00%	18,045	6.00%
Firstbank - West Branch	17,364	9.51%	7,307	4.00%	10,960	6.00%
Firstbank - St. Johns	6,566	9.28%	2,829	4.00%	4,244	6.00%
Keystone Community Bank	20,676	9.41%	8,786	4.00%	13,178	6.00%
Firstbank - West Michigan	16,392	11.09%	5,910	4.00%	8,865	6.00%

Tier 1 (Core) Capital to Average Assets
Consolidated	$111,396	8.08%	$55,118	4.00%	$68,897	5.00%
Firstbank - Alma	16,480	6.56%	10,045	4.00%	12,557	5.00%
Firstbank - Mt. Pleasant	28,924	8.48%	13,649	4.00%	17,062	5.00%
Firstbank - West Branch	17,364	6.86%	10,125	4.00%	12,656	5.00%
Firstbank - St. Johns	6,566	7.80%	3,367	4.00%	4,209	5.00%
Keystone Community Bank	20,676	8.95%	9,243	4.00%	11,554	5.00%
Firstbank - West Michigan	16,392	8.11%	8,085	4.00%	10,106	5.00%

2007
Total Capital to Risk Weighted Assets
Consolidated	$124,448	11.28%	$88,268	8.00%	$110,335	10.00%
Firstbank - Alma	18,868	10.22%	14,773	8.00%	18,467	10.00%
Firstbank - Mt. Pleasant	20,962	10.19%	16,458	8.00%	20,573	10.00%
Firstbank - West Branch	19,358	10.17%	15,232	8.00%	19,040	10.00%
Firstbank - Lakeview	9,747	10.06%	7,748	8.00%	9,685	10.00%
Firstbank - St. Johns	6,378	10.37%	4,918	8.00%	6,148	10.00%
Keystone Community Bank	19,609	10.24%	15,314	8.00%	19,143	10.00%
Firstbank - West Michigan	16,962	10.36%	13,092	8.00%	16,366	10.00%

Tier 1 (Core) Capital to Risk Weighted Assets
Consolidated	113,146	10.25%	44,134	4.00%	66,201	6.00%
Firstbank - Alma	16,601	8.99%	7,387	4.00%	11,080	6.00%
Firstbank - Mt. Pleasant	19,100	9.28%	8,229	4.00%	12,344	6.00%
Firstbank - West Branch	17,531	9.21%	7,616	4.00%	11,424	6.00%
Firstbank - Lakeview	8,937	9.23%	3,874	4.00%	5,811	6.00%
Firstbank - St. Johns	5,712	9.29%	2,459	4.00%	3,689	6.00%
Keystone Community Bank	17,789	9.29%	7,657	4.00%	11,486	6.00%
Firstbank - West Michigan	14,914	9.11%	6,546	4.00%	9,819	6.00%

Tier 1 (Core) Capital to Average Assets
Consolidated	113,146	8.51%	53,161	4.00%	66,451	5.00%
Firstbank - Alma	16,601	6.49%	10,235	4.00%	12,793	5.00%
Firstbank - Mt. Pleasant	19,100	8.86%	8,618	4.00%	10,773	5.00%
Firstbank - West Branch	17,531	7.30%	9,609	4.00%	12,012	5.00%
Firstbank - Lakeview	8,937	7.64%	4,677	4.00%	5,846	5.00%
Firstbank - St. Johns	5,712	8.21%	2,782	4.00%	3,477	5.00%
Keystone Community Bank	17,789	9.11%	7,807	4.00%	9,759	5.00%
Firstbank - West Michigan	14,914	6.77%	8,809	4.00%	11,012	5.00%

NOTE 22 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year end:

	(In Thousands of Dollars)
	2008		2007

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets:
Cash and cash equivalents	$63,712	$63,712	$45,529	$45,529
Trading Account Securities	222	222	675	675
Securities available for sale	112,873	112,873	104,455	104,455
Federal Home Loan Bank stock	9,084	9,084	8,007	8,007
Loans held for sale	1,408	1,461	1,725	1,746
Loans, net	1,143,630	1,149,175	1,110,452	1,080,862
Accrued interest receivable	5,255	5,255	5,735	5,735
Financial Liabilities:
Deposits	(1,046,914)	(1,048,661)	(1,011,392)	(975,762)
Securities sold under agreements to
repurchase and overnight borrowings	(52,917)	(52,917)	(42,791)	(42,791)
Federal Home Loan Bank advances	(155,921)	(162,801)	(138,126)	(137,263)
Notes payable	(6,353)	(6,355)	(909)	(1,037)
Accrued interest payable	(2,755)	(2,755)	(2,931)	(2,931)
Subordinated Debentures	(36,084)	(39,971)	(36,084)	(40,584)

The methods and assumptions used to estimate fair value are described as follows: The carrying amount is the estimated fair value for cash and cash equivalents, short term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short term debt, and variable rate loans or deposits that re-price frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent re-pricing or re-pricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The fair value of off-balance sheet items was not material to the consolidated financial statements at December 31, 2008 and 2007.

The following table’s present information about our assets measured at fair value on a recurring basis at December 31, 2008, and valuation techniques used by us to determine those fair values.

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that we have the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Our Level 2 securities consist of auction rate securities secured by preferred stock, and preferred stock. We recorded other than temporary impairment on these securities to write them down to the valuation derived from the factors noted above as of December 31, 2008.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Assets Measured at Fair Value on a Recurring Basis

(Dollars in Thousands)	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008

Securities available for sale	$101,030	$3,963	$7,880	$112,873
Federal Home Loan Bank stock	0	$9,084	0	$9,084
Trading securities	$222	0	0	$222

Changes in Level 3 Assets Measured at Fair Value on a Recurring Basis

(Dollars in Thousands)	Investment Securities Available for Sale

Balance at December 31, 2007	$13,160
Total realized and unrealized gains/(losses) included in income	(1,666)
Total unrealized gains/(losses) included in other comprehensive income	0
Net purchases, sales, calls and maturities	2,755
Net transfers in/out of Level 3	(6,369)
Balance at December 31, 2008	$7,880

The Level 3 assets that were still held at December 31, 2008 are carried at historical cost unless a better fair value can be determined. During the period, $533,000 of these securities were sold, or paid down, and $3.3 million of new securities were acquired. The $6.4 million of net transfers out of Level 3 related to a re-classification of auction rate securities to Level 2 analysis and two small assets which were reclassified to other assets.

Both observable and unobservable inputs may be used to determine the fair value of positions classified as Level 3 assets. As a result, the unrealized gains and losses for these assets presented in the tables above may include changes in fair value that were attributable to both observable and unobservable inputs.

Available for sale investments securities categorized as Level 3 assets primarily consist of bonds issued by local municipalities, and other like assets. We carry local municipal securities at cost, which approximates fair value, unless economic conditions for the municipalities changes to a degree requiring a valuation adjustment.

We also have assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These assets consist of impaired loans, which are accounted for under the guidelines of SFAS 114 – Accounting by Creditors for Impairment of a Loan. We have estimated the fair value of these assets using Level 3 inputs, specifically valuation of loans based on either a discounted cash flow projection, or a discount to the appraised value of the collateral underlying the loan. In 2008 we have recognized non-cash impairment charges of $3,199,000 to adjust these assets to their estimated fair values.

Assets Measured at Fair Value on a Nonrecurring Basis

(Dollars in Thousands)	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses for the period ended December 31, 2008

Impaired loans accounted for
under FAS 114	$16,697	0	0	$16,697	$(3,199)

Impaired loans accounted for under FAS 114 categorized as Level 3 assets consist of non-homogeneous loans that are considered impaired. We estimate the fair value of the loans based on the present value of expected future cash flows using management’s best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals). The $3.2 million in losses indicated in the table above were charged to the allowance for loan losses.

Other assets, including bank-owned life insurance, goodwill, intangible assets and other assets acquired in business combinations, are also subject to periodic impairment assessments under other accounting principles generally accepted in the United States of America. These assets are not considered financial instruments. Effective February 12, 2008, the Financial Accounting Standards Board issued a staff position, FSP FAS 157-2, which delayed the applicability of FAS 157 to non-financial instruments. Accordingly, these assets have been omitted from the above disclosures.

NOTE 23 – BASIC AND DILUTED EARNINGS PER SHARE

	Year Ended December 31

(In Thousands, Except per Share Data)	2008	2007	2006

Basic Earnings per Share
Net income	$719	$8,386	$10,208
Weighted average common shares outstanding	7,477	6,954	6,558

Basic earnings per share	$0.10	$1.21	$1.56

Diluted Earnings per Share
Net income	$719	$8,386	$10,208

Weighted average common shares outstanding	7,477	6,954	6,558
Add dilutive effects of assumed exercises of options	1	3	35

Weighted average common and dilutive potential
Common shares outstanding	7,478	6,957	6,593

Diluted earnings per share	$0.10	$1.21	$1.55

Stock options for 419,290, 314,036, and 174,929 shares of common stock were not considered in computing diluted earnings per share for 2008, 2007, and 2006 because they were anti-dilutive.

NOTE 24 – FIRSTBANK CORPORATION (PARENT COMPANY ONLY)
CONDENSED FINANCIAL INFORMATION (In Thousands of Dollars)

CONDENSED BALANCE SHEETS

Year Ended December 31st	2008	2007

ASSETS
Cash and cash equivalents	$600	$4,135
Commercial loans	242	274
Investment in and advances to banking subsidiaries	149,319	140,143
Securities	1,306	1,759
Other assets	9,671	13,436

Total Assets	$161,139	$159,747

LIABILITIES AND EQUITY
Accrued expenses and other liabilities	$4,471	$5,052
Other Borrowed Funds	5,600	0
Subordinated Debentures	36,084	36,084
Shareholders' equity	114,983	118,611

Total Liabilities and Shareholders' Equity	$161,139	$159,747

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years Ended December 31st	2008	2007	2006

Dividends from banking subsidiaries (net of capital infusions)	$(4,065)	$13,574	$10,450
Other income	3,713	4,163	4,880
Other expense	(8,086)	(8,353)	(7,894)

Income before income tax and undistributed subsidiary income	(8,438)	9,384	7,436
Income tax benefit	1,522	1,446	943
Equity in undistributed subsidiary income	7,635	(2,444)	1,829

Net income	719	8,386	10,208
Change in unrealized gain (loss) on securities, net of tax and
classification effects	403	614	124

Comprehensive income	$1,122	$9,000	$10,332

CONDENSED STATEMENTS OF CASH FLOWS

Years Ended December 31st	2008	2007	2006

Cash flows from operating activities
Net income	$719	$8,386	$10,208
Adjustments:
Unrealized loss on trading account securities	454	628
Equity in undistributed subsidiary income	4,065	2,444	(1,829)
Stock Option and Restricted Stock Grant Compensation Expense	209	261	246
Change in other assets	3,764	973	(921)
Change in other liabilities	(582)	754	(496)

Net cash from operating activities	8,629	13,446	7,208
Cash flows from investing activities
Purchases of Securities AFS	0	164	(310)
Net decrease in commercial loans	32	51	55
Payments for Investments in Subsidiaries	(12,838)	(39,120)	(1,600)

Net cash from investing activities	(12,806)	(38,905)	(1,855)
Cash flows from financing activities
Proceeds from issuance of long-term debt and notes payable	6,100	35,064	10,810
Payments of long-term debt	(500)	(19,600)	(7,996)
Proceeds from stock issuance	1,766	21,324	2,465
Purchase of common stock	0	(1,801)	(5,254)
Dividends paid and cash paid in lieu of fractional shares
on stock dividend	(6,725)	(6,246)	(5,586)

Net cash from financing activities	642	28,741	(5,561)
Net change in cash and cash equivalents	(3,535)	3,282	(208)
Beginning cash and cash equivalents	4,135	853	1,061

Ending cash and cash equivalents	$600	$4,135	$853

NOTE 25 – OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows (In Thousands of Dollars):

	2008	2007	2006

Change in unrealized holding gains and losses on available for sale securities	$540	$858	$195
Less reclassification adjustments for gains and losses later recognized in income	(20)	(123)	7

Net unrealized gains and (losses)	560	981	188
Tax effect	157	367	64

Other comprehensive income (loss)	$403	$614	$124

NOTE 26 – QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Thousands of Dollars, Except per Share Data)

	2008
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total

Interest income	$21,238	$20,411	$20,502	$20,040	$82,191
Net interest income	11,464	11,517	11,895	11,962	46,838
Income before federal income taxes	2,871	80	782	(4,076)	(343)
Net income	2,150	292	737	(2,460)	719
Basic earnings per share	0.29	0.04	0.10	(0.33)	0.10
Diluted earnings per share	0.29	0.04	0.10	(0.33)	0.10

	2007
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total

Interest income	$18,005	$18,265	$22,440	$22,152	$80,862
Net interest income	9,521	9,675	11,740	11,709	42,645
Income before federal income taxes	3,774	2,361	3,350	1,792	11,277
Net income	2,658	1,747	2,415	1,566	8,386
Basic earnings per share	0.41	0.27	0.33	0.21	1.21
Diluted earnings per share	0.41	0.27	0.33	0.21	1.21

All per share amounts have been adjusted for stock dividends and stock splits.

NOTE 27 – SUBSEQUENT EVENTS

Subsequent to the year-end closing, the company was approved for participation in the United States Treasury Department’s Capital Purchase Program (CPP). We issued $33 million of preferred stock and 578,947 warrants to purchase common stock to the United States Treasury Department on January 30, 2009. The preferred stock carries a dividend rate of 5% for the first five years and adjusts to 9% thereafter. The warrants are immediately exercisable at a price of $8.55 each. Under the terms of the agreement, we may not redeem the preferred shares during the first three years, unless we raise a like amount of capital in the private equity markets.

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
Administrator, Warwick Living Center
Small Business Investor and Manager

Samuel A. Smith
Owner, Smith Family Funeral Homes

Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation	OFFICERS

Thomas R. Sullivan
President & Chief Executive Officer

Samuel G. Stone
Executive Vice President, Chief Financial
Officer, Secretary & Treasurer

William L. Benear
Vice President

David M. Brown
Vice President

David L. Miller
Vice President

Douglas J. Ouellette
Vice President

Dale A. Peters
Vice President

Richard D. Rice
Vice President of Accounting & Operations

Thomas O. Schleuter
Vice President

James E. Wheeler, II
Vice President

Paul C. Williams
Controller

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
Administrator, Warwick Living Center
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

Douglas J. Ouellette
President & Chief Executive Officer, Firstbank (Mt. Pleasant)
Vice President, Firstbank Corporation

E. Lynn Pohl
Partner, Boge, Wybenga & Bradley, PC

Kenneth A. Rader
Owner, Ken Rader Farms

Phillip R. Seybert
President, P.S. Equities, Inc.

Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation

OFFICERS

Douglas J. Ouellette
President & Chief Executive Officer

Clare R. Colwell
Community Bank President-Cadillac

Daniel J. Timmins
Community Bank President-Clare

Kim D. vonKronenberger
Community Bank President - Lakeview

Mark B. Perry
Senior Vice President

Robert L. Wheeler
Senior Vice President

Cheryl L. Gaudard
Vice President

Barbara J. Kain
Vice President

Karen L. McKenzie
Vice President

Teresa L. Rupert
Vice President

Tracey L. Sallee
Vice President

Dianne M. Stilson
Vice President

SUBSIDIARY Firstbank - Mt. Pleasant Mortgage Company

OFFICE LOCATIONS

Mt. Pleasant 102 S. Main St. (989) 773-2600 4699 Pickard St. (989) 773-2335 2013 S. Mission St. (989) 773-3959 1925 E. Remus Rd. (989) 775-8528	Cadillac 114 W. Pine St. (231) 775-9000 Clare 806 N. McEwan Ave. (989) 386-7313 Canadian Lakes 10049 Buchanan Rd. Stanwood, MI (231) 972-4200	Howard City 830 W. Shaw St. (231) 937-4383 Lakeview 506 Lincoln Ave. (989) 352-7271 9531 N. Greenville Rd. (989) 352-8180 Morley 101 E. 4th St. (231) 856-7652	Remus 201 W. Whetland Ave. (989) 967-3602 Shepherd 258 W. Wright Ave. (989) 828-6625 Winn 2783 Blanchard Rd. (989) 866-2210

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
President & Chief Executive Officer, Firstbank - St. Johns
Vice President, Firstbank Corporation

Sara Clark-Pierson
Attorney, Certified Public Accountant, Clark Family Enterprises

Todd Dietrich
President, Olympian Tool, Inc.

Ann M. Flermoen, D.D.S.
Dentist

Thomas C. Motz
Owner, Motz Development

Donald A. Rademacher
Owner, RSI Home Improvement, Inc.

Samuel A. Smith
Owner, Smith Family Funeral Homes

Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation	OFFICERS David M. Brown President & Chief Executive Officer Craig A. Bishop Senior Vice President Janette Havlik Vice President Daniel Redman Vice President

SUBSIDIARY Firstbank - St. Johns Mortgage Company

OFFICE LOCATIONS

St. Johns 201 N. Clinton Ave. (989) 227-8383 1065 Superior Dr. (989) 227-6995	DeWitt 13070 US-27 (517) 668-8000

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

Cynthhia J. Carter
Vice President

Sara S. Dana
Vice President

Rodney S. Dragicevich
Vice President

Cynthia L. Mount
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

William L. Benear
President & Chief Executive Officer, Firstbank - West Michigan
Vice President, Firstbank Corporation

Janice K. DeYoung
President, Michigan Chief Sales, Inc.

Thomas D. Dickinson, CPA
Principal, BHT&D & Dickinson Financial Services, LLC

Jerome I. Gregory
President, Carr Agency, Inc.

David M. Laux
President, McNamara, O'Keefe, Duff & Chadwick, PC

Dr. James E. Reagan
Dentist, James E. Reagan, D.D.S.

Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation	OFFICERS William L. Benear President & Chief Executive Officer Kevin M. Meade Vice President Blaine A. Kemme Vice President Daniel P. Mitchell Vice President Jackeline Salerno Thebo Vice President

Subsidiary ICNB Mortgage Company First Investment Center

OFFICE LOCATIONS

Ionia 302 W. Main St. (616) 527-0220 202 N. Dexter St. (616) 527-1550 2600 S. State Rd. (616) 527-9250	Belding 105 S. Pearl St. (616) 794-1195 9344 W. Belding Rd. (616) 794-0890 Hastings 1500 W. M-43 Hwy.	Lowell 2601 W. Main St. (616) 897-6171 Sunfield 145 Main St. (517) 566-8025	Woodland 115 S. Main St. (269) 367-4911

BUSINESS OF THE COMPANY

Firstbank Corporation is a financial services company. As of December 31, 2008, our subsidiaries are Firstbank – Alma; Firstbank (Mt. Pleasant); Firstbank – West Branch; Firstbank – St. Johns; Keystone Community Bank; Firstbank – West Michigan; 1st Armored, Incorporated; 1st Title, Incorporated; FBMI Risk Management Services, Inc.; and Austin Mortgage Company, LLC. As of December 31, 2008, Firstbank Corporation and its subsidiaries employed 483 people on a full-time equivalent basis.

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

The banks obtain most of their deposits and loans from residents and businesses in Barry, Bay, Clare, Gratiot, Kalamazoo, Ionia, Iosco, Isabella, Mecosta, Midland, Montcalm, Ogemaw, Oscoda, Roscommon, Saginaw, and parts of Clinton, Eaton, Kent and Wexford counties. Firstbank – Alma has its main office and one branch in Alma, Michigan, and one branch located in each of the following areas: Ashley, Auburn, Ithaca, Merrill, Pine River Township (near Alma), St. Charles, St. Louis, and Vestaburg, Michigan. Firstbank (Mt. Pleasant) has its main office and one branch located in Mt. Pleasant, Michigan, two branches located in Union Township (near Mt. Pleasant), two branches in Lakeview, and one branch located in each of the following areas: Cadillac, Canadian Lakes, Clare, Howard City, Morley, Remus, Shepherd, and Winn, Michigan. Firstbank – West Branch has its main office in West Branch, Michigan, and one branch located in each of the following areas: Fairview, Hale, Higgins Lake, Rose City, St. Helen, Prescott, and West Branch Township (near West Branch), Michigan. Firstbank – St. Johns has its main office and one branch located in St. Johns, Michigan and a third branch in DeWitt. Keystone Community bank has its main office and two branches located in Kalamazoo, Michigan, two additional branches in Portage, Michigan, and one branch in Paw Paw, Michigan. Firstbank – West Michigan has its main office and two additional branches in Ionia, Michigan, two branches in Belding, Michigan, and one branch each in Hastings, Lowell, Sunfield and Woodland, Michigan. The banks have no material foreign assets or income.

Our principal sources of revenues are interest and fees on loans and non-interest revenue resulting from banking and non-bank subsidiary activity. On a consolidated basis, interest and fees on loans accounted for approximately 89% of total revenues in 2008, 83% in 2007, and 83% in 2006. Non-interest revenue accounted for approximately 5% of total revenue in 2008, 11% in 2007, and 13% in 2006. Interest on securities accounted for approximately 6% of total revenue in 2008, 6% in 2007, and 4% in 2006.