Form 10-K, Exhibit 13
period 2009-12-31
FIRSTBANK CORP
filed 2010-03-12
CIK 778972

PRESIDENT’S MESSAGE

To Our Shareholders:

                We believe that the real test of a community banking company – its philosophy, its model, its culture, and its people – comes not when times are good, but rather when difficult and demanding times test our strength and commitment. While we are disappointed with our earnings performance last year, those earnings come in the face of a challenging banking environment. We have persevered through these challenges and are taking the right steps to assure that we are positioned for success as economic and market conditions improve.

In 2009, Firstbank Corporation earned a profit of $2.7 million, or 15 cents per share. Net interest income increased 4.1% to $48.7 million. Average earning assets increased 2.8%. Average deposits increased 3.9%. Gains from the sale of mortgage loans increased more than $5 million, as we helped our customers take advantage of the low interest rate environment to lock-in safe, low rate, long-term financing for their homes.

                These 2009 highlights are remarkable because our talented team achieved them during the sharpest, most volatile, and most painful economic downturn that our state and country has experienced since the Great Depression. Michigan’s unemployment rate rose throughout the year, peaking at over 15%. Two of the three major auto companies headquartered in our state went bankrupt, impacting employees, suppliers, dealers, bondholders, and shareholders, along with current owners and potential buyers of those companies’ vehicles. Real estate values, for both commercial and residential properties, are continuing to fall and prices have not yet stabilized.

                We addressed these issues head on. First, by taking several actions during the year to strengthen our balance sheet, so that we are prepared in the event this economic recession is longer than expected. Loan loss provision expense in 2009 of $14.7 million exceeded net loan losses by more than $4.5 million, building the allowance for loan losses to 1.70% of loans, a substantial improvement from year-end 2008 when the allowance represented 1.26% of loans. The $33 million investment by the U. S. Treasury in Firstbank Corporation preferred stock in the first quarter 2009 supplemented our capital, providing substantial stability during this unprecedented turbulence. This gave us greater confidence to make more loans to credit-worthy customers within our communities. We also took the difficult step of significantly reducing the cash dividend in order to retain more capital within the company until earnings improve. Many of these decisions have been both difficult and complicated. We have had to balance our desire for current earnings with the realization that our situation in Michigan has most likely not reached bottom. Long term, our ability to sustain normal deposit gathering and lending activities throughout our markets is contingent on maintaining a strong capital position.

In addition to the significant achievements noted above, we also continued to build and invest for future growth and success in 2009.

❖  Our operations and technology groups implemented new image capture capability for the entire corporate branch network, rolling out that technology to our high balance commercial customers. This improves efficiency while extending our deposit gathering reach.

❖  “E-statements” were introduced to our retail account holders, with over 8,800 accounts converting to that new delivery format – saving paper, printing, postage and prep time for over 100,000 statements annually.

❖  We originated or refinanced over 3,000 residential mortgages representing $348 million of volume during 2009. We now directly service more than 7,200 mortgages representing more than $606 million of home loans.

❖  We organized a small and efficient training and support group focusing on management and communications with front-line staff, and improved coordination among operations and branch personnel. The goal is to strengthen customer service and sales as well as to prepare our banks operationally for an enhanced marketing effort.

❖  We selected a new marketing and advertising agency that will work with us to launch a new marketing campaign to take advantage of market conditions to grow our deposits and our customer base.

❖  Our ongoing efforts to build low cost core deposits to replace higher cost wholesale funding were successful. Core deposits increased $110 million, or 10.9%, during 2009 – while wholesale funding including FHLB advances, brokered and internet CD’s, and securities sold under agreements to repurchase declined $83 million or 33%.

❖  We selected a new advisor for our investment portfolio with a focus on high quality liquid investments.

❖  We joined the CDARS program – a deposit product for high balance customers that provides virtually unlimited FDIC insurance while keeping these large deposits in our banks and supporting our local communities

❖  We continued to service our borrowers’ needs, increasing commercial and commercial real estate loans 2.5%, and ending the year with a portfolio of over $590 million in those two categories. This growth helped to offset the sale of residential mortgages out of our portfolio into the secondary market (a by-product of the mortgage re-finance activity) and to limit the decline in total loans to only $36 million.

❖  To help our customers who are experiencing stress in their ability to service their loan obligations, we are participating in the Home Affordable Modification Program for residential borrowers. We are working with customers who remain committed to repaying their debts by giving them the opportunity to restructure their loans in a manner that protects the bank while assisting the borrower with a lower payment, lower rate, or some other type of temporary assistance.

We emerged from 2009 stronger than we were in 2008, primarily because we adhered to the same principles that have proven successful for our company for many years. As we look forward to 2010 and beyond, we believe that our continued focus on community and customer will lead us to improved profitability; our practice of aggressively addressing credit issues as they arise will enable us to maintain asset quality superior to most of our peers; our dedication to developing our branch network’s core deposit gathering capability will build our net interest margin and liquidity; and our commitment to maintaining a strong level of capital, will all position us for future success.

During the year our Firstbank team worked under the most difficult circumstances in the banking industry that any of us have ever faced. Their dedication, commitment, professionalism and continued hard work have served our customers, our communities, and our company exceptionally well. We are fortunate to have great people in our company – from the frontlines in our branches, to our operational support areas, and in our boardrooms. I thank each and every one of them for all of their efforts on behalf of Firstbank Corporation.

I would like to acknowledge the contributions of a long time member of the Firstbank leadership team who retired at the end of 2009. Dale Peters joined our company in 1987, when we acquired a little bank in West Branch, with $11 million of total assets. Under Dale’s leadership, Firstbank – West Branch grew to over $250 million of assets in 2009, achieved a number one position with market share of over 45% of the deposits in Ogemaw County, and the West Branch bank has historically been one of the most profitable banks not only in our company but throughout the state of Michigan. Dale’s contributions to our company, and to the West Branch community, have been too numerous to list, but all are sincerely appreciated. On behalf of the shareholders, directors, officers, and staff members of Firstbank Corporation I want to express our gratitude to Dale for his 22 years of service, and to wish both Dale and Helen a long, happy and healthy retirement.

Finally, I would like to thank our customers and our communities for entrusting us with their business and for allowing us to serve them. We stand strong and ready to serve their future needs. And I want to thank you, our owners, for your confidence and investment in Firstbank Corporation. Your support and encouragement are sincerely appreciated.

                                                                                                Sincerely,

                                                                                                Thomas R. Sullivan

                                                                                                President & Chief Executive Officer

2009

Annual Report

This 2009 Annual Report contains audited financial statements and a detailed financial review.  This is Firstbank Corporation’s 2009 Annual Report to Shareholders.

The report presents information concerning the business and financial results of Firstbank Corporation in a format and level of detail that we believe shareholders will find useful and informative.  Shareholders who would like to receive even more detailed information than that contained in this 2009 Annual Report are invited to request our Annual Report on Form 10‑K.

Firstbank Corporation’s Form 10‑K Annual Report filed with the Securities and Exchange Commission will be provided to any shareholder, without charge, upon written request.  Requests should be addressed to Samuel G. Stone, Chief Financial Officer, Firstbank Corporation, 311 Woodworth Avenue, P.O. Box 1029, Alma, Michigan 48801‑6029.  Firstbank Corporation's Form 10-K Annual Report may also be accessed through our website www.firstbankmi.com

FINANCIAL HIGHLIGHTS Firstbank Corporation

(In Thousands of Dollars, Except per Share Data)
For the year:	2009	2008	2007	2006	2005
Interest income	$ 74,686	$ 82,191	$ 80,862	$ 70,786	$ 53,130
Net interest income	48,747	46,838	42,645	40,065	35,316
Provision for loan losses	14,671	8,256	2,014	767	295
Non-interest income	15,409	3,990	9,720	10,133	9,732
Non-interest expense	45,750	42,915	39,074	34,821	29,940
Net income	2,691	719	8,386	10,208	10,110
Net income available to common	1,178	719	8,386	10,208	10,110

At year end:
Total assets	1,482,356	1,425,340	1,365,739	1,095,092	1,061,118
Total earning assets	1,342,530	1,292,647	1,229,564	1,008,545	976,332
Loans	1,122,185	1,159,632	1,123,654	910,640	878,917
Deposits	1,149,063	1,046,914	1,011,392	835,426	811,105
Other borrowings	175,756	251,275	217,910	149,976	144,255
Common shareholders’ equity	114,173	114,983	118,611	96,073	93,577
Total shareholders’ equity	146,880	114,983	118,611	96,073	93,577

Average balances:
Total assets	1,433,555	1,396,357	1,223,470	1,070,759	878,075
Total earning assets	1,300,354	1,264,425	1,118,569	987,232	816,108
Loans	1,135,868	1,145,849	1,010,863	904,196	728,508
Deposits	1,064,567	1,024,305	915,077	808,897	664,596
Other borrowings	207,614	236,095	182,740	152,409	122,348
Common shareholders’ equity	114,424	118,494	107,537	95,227	79,165
Total shareholders’ equity	144,583	118,494	107,537	95,227	79,165

Per common share: (1)
Basic earnings	$0.15	$0.10	$1.21	$ 1.56	$ 1.67
Diluted earnings	$0.15	$0.10	$1.21	$ 1.55	$ 1.64
Cash dividends	$0.40	$0.90	$0.90	$ 0.85	$ 0.79
Common shareholders’ equity	$14.77	$15.44	$16.01	$ 14.82	$ 14.20

Financial ratios:
Return on average assets	0.19%	0.05%	0.69%	0.95%	1.15%
Return on average common equity	1.86%	0.61%	7.80%	10.72%	12.77%
Average equity to average assets	10.09%	8.38%	8.79%	8.89%	9.02%
Average common equity
to average assets	7.98%	8.38%	8.79%	8.89%	9.02%
Dividend payout ratio
on common stock	113.80%	935.73%	74.49%	54.72%	47.35%

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this section of the annual report is to provide a narrative discussion about Firstbank Corporation’s financial condition and results of operations. Please refer to the consolidated financial statements and the selected financial data presented in this report in addition to the following discussion and analysis. We also encourage you to read our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission.

RESULTS OF OPERATIONS

Highlights

Firstbank Corporation (“the Company”) had net income of $2,690,000 for 2009 compared with $719,000 in 2008, an increase of $1,971,000, or 274%. After payment of dividends on preferred stock, net income available to common shareholders was $1,178,000 for 2009 compared with $719,000 in 2008, an increase of $459,000 or 64%. Core banking activities continued to provide a solid basis for earnings; however, a Michigan economy that has the highest unemployment in the nation and a troubled housing market created many challenges during the year. Our loan loss provision was increased to $14,671,000 in 2009, compared with $8,256,000 provided in 2008. The higher provision was necessary as we encountered increasing delinquencies and non performing loans throughout the year.

Mortgage gains increased year over year for the third year in a row. Mortgage rates remained at historically low levels throughout the year allowing us the opportunity to re-finance many customers into more favorable loans, while also recording $7.551 million in gains on the sale of loans compared to the $2.513 million reported in 2008.

We posted a return on average assets of 0.19%, 0.05%, and 0.69% for 2009, 2008, and 2007, respectively. Total average assets increased $37 million in 2009, $173 million in 2008, and $153 million in 2007. Diluted earnings per share were $0.15, $0.10, and $1.21 for the same time periods. Return on equity was 1.86% in 2008, 0.61% in 2008, and 7.80% in 2007. While these profitability measures do not meet our expectations, the industry as a whole and the Michigan banking industry in particular are experiencing similar and even more substantial impacts on their performance.

Net Interest Income

Our core business is earning interest on loans and securities while paying interest on deposits and borrowings. In response to economic recession in the United States, the Federal Reserve maintained overnight interest rates at historically low levels of 0.00% to 0.25% throughout the year. While these low short term rates allowed us to lower the rates we pay on certain deposit products, it also reduced the rates we earn on variable rate loan products and renewing fixed rate loans. The net interest spread, the difference between the interest rates charged on earning assets and the rate paid on interest bearing liabilities, grew steadily in the first three quarters of the year before leveling off in the fourth quarter. As a result, our net interest margin increased in the first three quarters before flattening out in the fourth quarter. The net interest margin for the year was 3.82% compared with 3.80% in 2008, and 3.90% in 2007. During 2009, our average loan to average deposit ratio was 107%, lower than the 112% in 2008 and 110% in 2007. We maintain capital and funding capacity and a desire to expand lending; however, demand for quality loans is in our local economies is very low at this time.

Net interest income increased in 2009 by $1.9 million as a combination of the higher net interest margin and a higher level of average earning assets improved earnings. Average interest earning assets increased $36 million from 2008 levels. The increase in interest earnings assets was largely a result of higher balances in the investment portfolio. A critical task of management is to price assets and liabilities so that the spread between the interest earned on assets and the interest paid on liabilities is maximized while maintaining acceptable levels of risk. While interest rates on earning assets and interest bearing liabilities are subject to market forces, in general and in the short run, we can exert more control over deposit rates than earning asset rates. However, competitive forces and the need to maintain and grow deposits as a funding source place limitations on the degree of control over deposit rates.

The following table presents a summary of net interest income for 2009, 2008, and 2007.

Summary of Consolidated Net Interest Income

	Year Ended December 31, 2009			Year Ended December 31, 2008			Year Ended December 31, 2007

(In Thousands of Dollars)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

Average Assets
Interest Earning Assets:
Taxable securities	$98,413	$ 2,743	2.79%	$ 82,858	$ 4,055	4.90%	$ 61,077	$ 3,323	5.44%
Tax exempt securities(1)	31,700	2,010	6.34%	33,904	2,167	6.40%	30,883	1,915	6.20%
Total Securities	130,113	4,753	3.66%	116,762	6,222	5.33%	91,960	5,238	5.70%

Loans(1) (2)	1,112,810	70,696	6.35%	1,130,188	76,793	6.80%	1,004,973	75,510	7.51%
Federal funds sold	134	0	0.25%	11,998	240	2.00%	17,782	911	5.12%
Interest bearing deposits	57,297	136	0.24%	5,477	60	1.10%	3,854	171	4.44%
Total Earning Assets	1,300,354	75,585	5.82%	1,264,425	83,315	6.59%	1,118,569	81,830	7.32%

Nonaccrual loans	23,057			15,661			5,890
Less allowance for loan
Loss	(15,481)			(12,262)			(10,725)
Cash and due from banks	25,060			31,846			30,013
Other non-earning assets	100,565			96,687			79,723
Total Assets	$ 1,433,555			$ 1,396,357			$ 1,223,470

Average Liabilities
Interest Bearing Liabilities:
Demand	$ 236,087	1,660	0.71%	$ 221,732	$ 2,982	1.35%	$ 189,989	$ 4,301	2.26%
Savings	163,249	974	0.60%	156,326	1,801	1.16%	142,996	2,642	1.85%
Time	511,269	16,208	3.17%	498,443	20,685	4.15%	446,136	21,706	4.87%
Total Deposits	910,605	18,842	2.07%	876,501	25,468	2.91%	779,121	28,649	3.68%

Federal funds purchased
and repurchase agreements	45,070	136	0.31%	48,227	919	1.91%	41,706	1,701	4.08%
FHLB advances and
notes payable	126,460	5,350	4.23%	151,784	6,811	4.49%	113,887	6,047	5.31%
Subordinated debentures	36,084	1,611	4.47%	36,084	2,075	5.75%	27,147	1,827	6.73%
Total Interest Bearing
Liabilities	1,118,219	25,939	2.32%	1,112,596	35,273	3.17%	961,861	38,224	3.97%

Demand Deposits	153,962			147,804			135,956
Total Funds	1,272,181			1,260,400			1,097,817

Other Non-Interest Bearing
Liabilities	16,791			17,463			18,116
Total Liabilities	1,288,972			1,277,863			1,115,933

Average Shareholders’ Equity	144,583			118,494			107,537
Total Liabilities and
Shareholders’ Equity	$ 1,433,555			$ 1,396,357			$ 1,223,470

Net Interest Income(1)		$ 49,646			$48,042			$43,606

Rate Spread(1)			3.50%			3.42%			3.35%

Net Interest Margin (percent of
Average earning assets) (1)			3.82%			3.80%			3.90%

(1)  Presented on a fully taxable equivalent basis using a federal income tax rate of 35% for all periods presented.

(2)  Interest income includes amortization of loan fees of $1,809,000, $1,974,000, and $1,756,000 for 2009, 2008, and 2007, respectively. Uncollected interest on nonaccrual loans is not included.

The table below provides an analysis of the changes in interest income and interest expense due to volume and rate:

	2008/2009		2007/2008

	Change in Interest Due to: (1)		Change in Interest Due to: (1)

	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
	(In Thousands of Dollars)

Interest Income:
Securities
Taxable Securities(2)	$ 661	$ (2,003)	$ (1,342)	$ 1,092	$ (360)	$ 732
Tax-exempt Securities	(133)	(728)	(861)	192	60	252
Total Securities	528	(2,731)	(2,203)	1,284	(300)	984

Loans(2)	(1,166)	(5,097)	(6,263)	8,899	(7,616)	1,283
Federal Funds Sold	(127)	(113)	(240)	(233)	(438)	(671)
Interest Bearing Deposits	157	(81)	76	53	(164)	(111)

Total Interest Income on Earning Assets	(608)	(8,022)	(8,630)	10,003	(8,518)	1,485

Interest Expense:
Deposits
Interest Paying Demand	182	(1,504)	(1,322)	634	(1,953)	(1,319)
Savings	77	(904)	(827)	228	(1,069)	(841)
Time	2,720	(7,197)	(4,477)	2,379	(3,399)	(1,020)
Total Deposits	2,979	(9,605)	(6,626)	3,241	(6,421)	(3,180)

Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	(57)	(726)	(783)	234	(1,016)	(782)
FHLB and Other Notes Payable	(1,088)	(373)	(1,461)	1,800	(1,036)	764
Subordinated Debentures	0	(464)	(464)	541	(293)	248

Total Interest Expense on Liabilities	1,834	(11,168)	(9,334)	5,816	(8,766)	(2,950)

Net Interest Income	$ (2,442)	$ 3,146	$ 704	$ 4,187	$ 248	$ 4,435

(1)        Changes in volume/rate have been allocated between the volume and rate variances on the basis of the ratio that the volume and rate variances bear to each other.

(2)        Interest is presented on a fully taxable equivalent basis using a federal income tax rate of 35%.

In 2009, the average rate realized on earning assets was 5.75%, a decrease of 84 basis points from the 2008 results of 6.59%, and 157 basis points lower than the 7.32% realized in 2007. During 2007 the Federal Reserve began decreasing rates late in the third quarter with a 50 basis point decrease in September, followed by two 25 basis point reductions in October and December. The result of these changes left the prime rate at 7.25% at year end 2007. In 2008, in reaction to a weakening economy and a credit crisis in the financial markets, the Federal Reserve aggressively lowered rates by 2.25% between January and April bringing the prime rate down to 5.00%. After a six month pause in the rate reduction strategy, the Federal Reserve then lowered rates by another 1.75% in the fourth quarter with the prime rate settling in at 3.25% at year end 2008, where it remained for all of 2009.

Average loans outstanding decreased $10 million in 2009 when compared with 2008. As of December 31, 2009, approximately 24% of the loan portfolio was comprised of variable rate instruments, the same mix as the end of 2008. The remaining 76% of the loan portfolio is made up of fixed rate loans that do not re-price until maturity. Of the fixed rate loans approximately $266 million, or 31% of the fixed rate loan portfolio, matures within twelve months and are subject to rate adjustments at maturity. During the year, as re-pricing opportunities occurred, we put interest rate floors in place to protect our margin from falling. At year end 2009, 71% of our variable rate commercial loan portfolio was protected by a floor compared with only 34% at the end of 2008.

As short term interest rates decreased in 2008 and 2009, maturing securities in the investment portfolio were replaced with securities of comparable quality bearing generally lower yields. As a result, maturing securities ran off from the investment portfolio at higher rates than comparable current offerings, decreasing the overall investment portfolio yield from 5.70% in 2007 to 5.33% in 2008 and 3.09% in 2009.

Average total interest bearing deposits for the year increased $34 million. The average rate paid on interest bearing liabilities was 2.32% in 2009, compared to 3.17% in 2008, and 3.97% in 2007. Deposit rates decreased during 2008 and 2009 with the faltering economy after increasing in 2007 primarily due to a migration to time deposits. The average rates paid on time deposits decreased 98 basis points in 2009 compared with 2008 and 170 basis points compared with 2007, as new and renewing deposits re-priced to lower rates. Rates on checking and savings deposits also decreased in 2009, falling 64 basis points and 56 basis points, respectively. These same rates were 91 basis points and 69 basis points lower in 2008 than they had been in 2007.

Brokered CDs carry an interest rate that is generally higher than the rate offered in local markets and have been issued with original maturities ranging from three months to two years. The average balance of brokered CDs in 2009 was $19 million, compared with $30 million in 2008 and $31 million in 2007. These CDs carried an average interest rate of 2.18% in 2009 compared with 4.36% in 2008, and 5.28% in 2007.

We fund a portion of our loan growth with borrowings from the Federal Home Loan Bank (FHLB) and notes payable. During 2009, the average outstanding balance of FHLB advances and notes payable decreased $25 million and the year-end balance decreased $56 million when compared with 2008 balances. While FHLB borrowings are one method of funding loans when core deposits are not available, the cost is typically higher than our core deposit costs. The average rate paid for Federal Home Loan Bank advances and notes payable decreased 26 basis points in 2009, to 4.23%, when compared with the 2008 rate of 4.49%. Borrowings from the Federal Home Loan Bank carry significant prepayment penalties that act as a deterrent to early payment.

In July of 2007, we issued $15.5 million in subordinated debentures to fund a portion of the ICNB acquisition. That issuance was split evenly between debentures that carry a fixed rate of 6.566% for five years, at which time they will convert to a variable interest rate of 90 day LIBOR plus 1.35%, and variable rate debentures that carry a rate of 90 day LIBOR plus 1.35%. The variable rate debentures re-price quarterly. In January of 2006, we issued $10.3 million in subordinated debentures that carry a fixed rate of 6.049% for five years, at which time they will convert to a variable interest rate of 90 day LIBOR plus 1.27%. In October of 2004, we issued $10.3 million in subordinated debentures, at a variable interest rate of 90 day LIBOR plus 1.99% which re-price on a quarterly basis. The average rate paid on all subordinated debentures during 2009 was 4.47% compared with 5.75% and 6.73% in 2008 and 2007, respectively.

We utilize short term borrowing, made up of Federal Funds Purchased and Repurchase Agreements as a source of liquidity and to balance our daily cash needs. Average short term borrowed funds decreased by $3 million when 2009 is compared with 2008. We also maintained a variable rate line of credit, which we used from time to time to provide temporary funding. There was $5.6 million outstanding at the end of 2008, which was paid off in January 2009. There were no balances outstanding on the line of credit at the end of 2009 and the line was terminated as we determined it no longer was necessary.

The 2009 rate spread of 3.43% is one basis point higher than the 2008 spread of 3.42%, and eight basis points higher than the 2007 spread of 3.35%. Tax equivalent net interest income increased $704,000 in 2009 as an increase in total average earning assets of $36 million and a two basis point improvement in the net interest margin drove higher interest. The net interest margin of 3.82% for 2009 was two basis points above 2008, but eight basis points lower than in 2007. The increase in the rate spread in 2009 was the result of rates on average earning assets decreasing 84 basis points while the average cost of interest bearing liabilities decreased 85 basis points. The two basis point increase in the net interest margin was a result of a lower percentage of earning assets being funded by non interest bearing liabilities and equity as well as the management of rates on both loans and deposits during the year. Average earning assets represented 91% of total average assets in all three years 2007 through 2009.

Provision for Loan Losses

In accordance with accounting standards, we allocate a portion of the allowance for loans that we determine to be impaired. We also analyze other loans for specific allocations in order to arrive at the appropriate allowance for loan losses. If a loan for which allocations had been established pays off, or the risk of loss is otherwise reduced, we reverse those specific allocations. The methodology described above resulted in a provision for loan losses in 2009 of $14.7 million, compared with $8.3 million in 2008, and $2.0 million in 2007. The higher provision charges in 2008 and 2009 were incurred as the struggling Michigan economy resulted in new loan problems which were either charged off, or allocated reserves for probable losses were established during the year.

During 2009, we had recoveries of previously charged off loans totaling $1.0 million, and favorable outcomes on certain previously identified problem loans, reducing the amount of provision expense needed, while deterioration of certain loans to problem status and charge offs of $11.2 million increased the amount of provision expense needed. In 2008, we had recoveries of previously charged off loans totaling $676,000 and favorable outcomes on certain previously identified problem loans, reducing the amount of provision expense needed, while deterioration of certain loans to problem status and charge offs of $5.1 million increased the amount of provision expense needed. Charged off loans, for which allowance had been established in a previous year totaled $1 million reducing the amount we needed to provide in 2007 to maintain the allowance for loan losses at an adequate level.

At December 31, 2009, the allowance for loan losses as a percent of total loans was 1.70% compared to 1.26% and 1.02% at December 31, 2008, and December 31, 2007, respectively. Total nonperforming loans were 3.65% of ending loans at December 31, 2009, compared to 2.14% and 1.81% at the two previous year ends. The increase in nonperforming in 2009 was due to an increase in nonaccrual loans of $11.1 million, an increase in restructured loans of $6.8 million, net of a reduction in 90 day past due loans of $1.8 million. The increase in nonperforming loans in 2008 reflects an increase in 90 day past due loans of $1.8 million and an increase in nonaccrual loans of $9.1 million.

Net charged off loans totaled $10.2 million in 2009 compared to $5.1 million in 2008, and $2.8 million in 2007. Net charged off loans as a percent of average loans were 0.90% in 2009, 0.45% in 2008, and 0.28% in 2007. Charge offs of $2.9 million in 2009 had specific reserves established in a prior year, while in 2008 and 2007, $929,000 and $102,000 of specific allowance allocations had been set aside at the end of the prior year. Provision expense did not need to be increased to cover those previously identified losses.

Non-interest Income

Non-interest income increased $11.4 million as gains on the sale of mortgage loans increased $5.0 million and we recorded $1.3 million of securities related gains compared with $5.9 million of losses in the previous year.

The losses on securities in 2008 were due to impairments on money market preferred securities.

Revenue from non bank subsidiaries increased $174,000 as we saw higher revenue from our title insurance company due to activity in mortgage banking during the year. We recorded $150,000 of other than temporary impairment associated with valuation of two trust preferred securities this year compared with $5.4 million relating to money market preferred auction rate securities in 2008. In addition, we sold most of the auction rate securities holding from the prior year, after the market recovered, netting $1.8 million in gains on these securities. We recognized $213,000 of losses on valuation changes in our trading account securities portfolio during 2009, $454,000 in losses in 2008, and $628,000 in losses in 2007 as market values of those stocks continued to decline.

Gains on the sale of mortgage loans increased $5.0 million during 2009 after increasing $837,000, or 50% in 2008. A low rate environment spurred a mortgage re-finance boom that lasted most of the year, generating the higher gains, while allowing customers to reduce their monthly mortgage payments. Service charges on deposit accounts decreased $316,000 in 2009 after increasing $349,000 in 2008. The improvement in both gains on the sale of loans and service charges on deposit accounts during 2008 was aided by the full year effect of additional revenue from the ICNB acquisition compared with the prior year, adding $160,000 and $301,000, respectively.

When a mortgage is refinanced or pre-paid, capitalized mortgage servicing rights relating to that mortgage are written off. Refinance activity in 2009 was significantly higher due to low interest rates, resulting in more mortgage loans prepayments, and therefore $756,000 higher amortization cost of serving rights, which caused mortgage servicing income to be lower by $730,000. In 2009, mortgage servicing income (servicing income net of amortization of capitalized serving rights) was a negative $471,000 compared with income of $258,000 in 2008 and $555,000 in 2007.

Deposit account service charges were $4,509,000, a decrease of 7% in 2009 when compared with $4,825,000 in 2008, and were just $34,000 higher than 2007 which included only six months of income from the ICNB acquisition. Courier and cash delivery services income decreased 13% to $751,000 in 2009 after having decreased 6% in 2008. This revenue is from the operations of 1st Armored Incorporated, which operates an armored car and courier business, and does not include income from servicing Firstbank affiliates. The revenue from this unit has been declining for several years as pricing pressure from competition and a migration toward electronic transfer of bank transactions has reduced their volume of business.

Gains and losses from securities activities resulted in a pre-tax gain of $1.3 million in 2009 compared with a loss of $5.9 million in 2008. Trading account securities losses caused a loss of $213,000 this year compared with $454,000 in 2008 and a $628,000 loss in 2007. The available for sale portfolio had a gain of $1.5 million in 2009 compared with a loss of $5.5 million in 2008. Market conditions resulted in our decision to record other than temporary impairment charges of $5.4 million during 2008. The original value of the money market preferred portfolio was $9.4 million and was written down to a value of $4.0 million. The securities in this portfolio have made all quarterly dividend payments as required, with the exception of those secured by the preferred stock of the Federal Home Mortgage Association (FHMA). The value of the FHMA securities was written down from an original value of $1.7 million to a year end value of $34,000 in 2008. At year end 2009, all of the money market preferred securities mentioned above were sold, except for the 34,000 shares of FHMA and 64,000 shares of Goldman Sachs Preferred Series D.

We exited our real estate sales business in the third quarter of 2007. The Michigan real estate market continues to be soft and it was determined that the business was not contributing to our goals. As a result of this action, we reported no revenue from this unit in 2008 or 2009 compared with $492,000 in 2007. The unit’s contribution to operating income in the prior years had been negligible.

We also reduced our stake in the title insurance business, through a reorganization of our 100% owned 1st Title Insurance Agency, whereby we now have ownership of 49% in the business. As a result of the reduction to below 50% we no longer consolidate the results of this business into our financial statements beginning in November 2009. Title insurance sales increased $291,000 compared with last year after declining modestly in 2008.

Other non-interest income was $1,122,000, compared with $1,108,000 in 2008 and $2,005,000 in 2007. The decline in this line item from 2007 levels was largely due to a negative impact of earnings on our deferred compensation plan, which was a negative $133,000 in 2009, a negative $424,000 in 2008 and positive earnings of $328,000 in 2007. Accounting rules require us to report the earnings of the plan through non-interest income, and an offsetting entry to non-interest expense for the same amount. Also affecting the comparison were losses on the sale of Other Real Estate Owned of $336,000 in 2009, $184,000 in 2008, compared with negligible gains in 2007.

Non-interest Expense

Salary and employee benefits expenses increased $60,000, or 0.3%, when 2009 is compared with 2008. Salary and employee benefits increased $1.6 million in 2008 compared with 2007 primarily as a result of the ICNB acquisition mid-year 2007. The ICNB acquisition added $1.5 million more to our 2008 expense, compared with 2007. Absent the full year effects of the ICNB acquisition, salary and employee benefits would have increased just $73,000 from 2007 to 2008. We employed 466 full time equivalent employees at the end of 2009 compared with 483 at the end of 2008, and 492 at year end 2007.

Occupancy and equipment costs decreased $683,000 in 2009 compared with 2008 as several large assets reached full depreciation late in 2008 and early 2009 and we sold one branch in April 2009. In 2008 occupancy and equipment costs increased $967,000 when compared with 2007. The full year effect of the ICNB acquisition caused $637,000 of the increase in 2008 as we incurred a full year of costs compared with a half year in 2007.

FDIC expense increased to $2.4 million, compared with $562,000 in 2008 and $269,000 in 2007. The large increase in 2009 was due to a special assessment in the second quarter of $642,000 and higher assessment fees as the FDIC rebuilds its fund after being depleted from bank failures. Costs going forward are expected to remain elevated as we prepaid $6.5 million for the next three years fees at the end of 2009.

Amortization of intangibles was $934,000 in 2009, compared with $1.1 million in 2008, a reduction of $137,000. Amortization expense in 2007 was $1.1 million, $64,000 higher than 2008. The 2007 results included a $275,000 impairment charge associated with the sale of our CA Hanes, Realty, Inc. subsidiary. Absent this charge, 2008 cost would have been $311,000 higher than 2007 due to the additional amortization resulting from the mid-year 2007 acquisition of ICNB.

Expenses for outside professional services increased $89,000 compared with 2008. This same item was $62,000 lower in 2008 when compared with 2007. Advertising and special promotion expense was $1.6 million, up $196,000, or 14%, in 2009 following an increase in 2008 of $151,000 as we increased our marketing efforts. The ICNB acquisition added $236,000 to advertising and marketing in 2008 and $170,000 in 2007.

Other real estate costs increased $1.2 million to $2.4 million in 2009 as the cost of carrying more properties for longer time frames and write downs due to decreasing property values drove the cost up. Other real estate costs were $1.2 million in 2008 and $387,000 in 2007.

Other non-interest expense increased to $8.9 million from $8.7 in 2008, an increase of $279,000, or 3%, and $8.6 million in 2007. The ICNB acquisition added $1.8 million to our expense in 2008 compared with the half year costs in 2007 of $908,000.

Federal Income Tax

In 2009 we had a federal tax expense of $1,044,000 based on pre-tax earnings of $3,735,000, resulting in an effective tax rate of 28%. At year end we determined that we were unlikely to be able to claim certain deferred tax benefits associated with capital losses on securities recorded in 2008. As a result, we recorded a non-cash charge of $659,000 to our federal income tax expense and established a valuation allowance against our deferred tax assets. Absent this charge, our effective tax rate for 2009 would have been 10%. In 2008 we had a federal tax benefit of $1,062,000 based on a pre-tax loss of $343,000. The tax benefit was larger than our pre-tax income due to tax exempt earnings during the year. Our effective federal income tax rate was 26% for 2007. The 2008 tax rate was affected by the low level of earnings before taxes in relation to non-taxable earnings for the year. Each year we evaluate our contingent tax liability and make adjustments as deemed necessary. In 2007, we lowered our contingent liability by approximately $100,000 due to certain positions that we now believe would not be challenged by the IRS.

 FINANCIAL CONDITION

Total assets at December 31, 2009 were $1.482 billion, exceeding December 31, 2008 total assets of $1.425 billion by $57 million, or 4.0%. Total portfolio loans decreased 3.1% at December 31, 2009 compared with the balance at the previous year end. Commercial loans increased $7.6 million, or 4.1%. Residential mortgage loans decreased $27 million, or 6.7%, while commercial real estate loans increased $6.3 million, or 1.6%. Construction loans were $18 million lower at December 31, 2009, decreasing 17.4%, from the previous year end. Mortgages serviced for others grew by $88 million, or 17.0%.

(In Thousands of Dollars)
	2009	2008	Change	% Change
Commercial	$ 192,096	$ 184,455	$ 7,641	4.1%
Commercial real estate	397,863	391,572	6,291	1.6%
Residential real estate	376,683	403,695	(27,012)	(6.7%)
Construction	85,229	103,206	(17,977)	(17.4%)
Consumer	69,736	75,296	(5,560)	(7.4%)
Total	$1,121,607	$ 1,158,224	$ (36,064)	(3.1%)

Mortgages serviced for others	$ 605,800	$ 518,000	$ 87,800	17.0%

Total securities available for sale increased $47 million, or 41%. The increase was mainly due to investment of our available funds at better rates for the short term. Securities available for sale were 10.6% of total assets at year end 2009, compared with 7.9% at the end of 2008.

Premises and equipment decreased by $1.5 million after recognized depreciation of $2.7 million. The decrease in premise and equipment resulted from depreciation expense exceeding expenditures on new facilities and equipment during the year.

Total deposits increased at the end of 2009 to $1.149 billion, an increase of 9.8%, compared to $1.046 billion at year end 2008. Non-interest bearing demand deposit balances increased from the end of 2008, by $15 million to $164 million at year end 2009, an increase of 10.1%. Interest bearing demand deposits increased by $32 million, or 14.3%, and savings account balances increased $20 million, or 13.1%.

At the end of 2009, we had $23 million of wholesale CDs on the balance sheet, compared with $31 million at the end of 2008. Wholesale CDs, which contain both brokered CDs and internet CDs, generally carry a higher interest rate than locally generated CDs of similar duration but are available in large dollar pools which results in lower operational cost than smaller dollar local deposits. Including wholesale CDs, total time deposits increased $35 million, or 6.7% compared with the end of 2008. Excluding the wholesale CDs, time deposits would have increased from $489 million in 2008 to $532 million in 2009, an increase of 8.8%.

Securities sold under agreements to repurchase and federal funds purchased decreased by $14 million. Federal Home Loan Bank advances decreased by $56 million at December 31, 2009 compared with December 31, 2008. Notes payable decreased by $6 million, as we repaid our borrowing on our line of credit. The decrease in Federal Home Loan Bank advances was possible due to core deposit growth exceeding loan demand.

Asset Quality

The Michigan and national economies continued to struggle throughout 2009, as Michigan reported the worst unemployment rate in the nation for most of the year. Many banks in our state have shown significant losses associated with bad loans. We were not immune from the impact that the economy had on businesses and consumers. Our net charged off loans increased in 2009 after having increased in 2008, as customers that had been able to sustain their payments in better times succumbed to the economic conditions. Our nonaccrual loans also increased substantially from prior year end. We remain vigilant at monitoring these loan relationships and working through issues with our customers.

Loans are carried at an amount which management believes will be collected. A balance considered not collectible is charged against (reduction of) the allowance for loan losses. In 2009, net charged off loans were $10.2 million double the $5.1 million in 2008. Net charged off loans as a percentage of average loans were 0.90% and 0.45% in 2009 and 2008. Charge offs continued to be a problem at our newest affiliate bank, which result in $6.0 million of the charge offs, however, charged off loans increased in all six of our banks. Charged off loans in 2008 were largely the result of writing off problem loans that emerged in our newest affiliate bank, which recorded $3.1 million in net charge offs during 2008.

Nonperforming loans are defined as nonaccrual loans, loans 90 days past due and any loans where the terms have been renegotiated to below market terms. Total nonperforming loans were $41.0 million and $24.8 million at December 31, 2009 and 2008, respectively. Total nonaccrual loans were $30.7 million at December 31, 2009, compared to $19.6 million at the end of 2008. The increase in nonaccrual loans was largely due to economic stresses being felt in Michigan and across the nation. Borrowers which had previously been able to meet their loan obligations during better times have become unable to do so in the current environment. Loans past due 90 days or more decreased to $3.2 million at year end 2008 compared with $5.0 million at the end of 2008, in part because we were more aggressive about moving these loans to nonaccrual during the year. Impaired loans are commercial loans for which we believe it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The average investment in impaired loans was $29.0 million during 2009 compared to $23.4 million during 2008. At year end, impaired loans were $37.8 million compared with $19.6 million at December 31, 2008. In the current environment, we have deemed it necessary to work with some customers to restructure loans to reduce the probability of loss to the bank. At the end of the year, we had $7.1 million of restructured loans where the borrower was in compliance with the terms of agreement, or delinquent less than 90 days.

The allowance for loan losses was $4.5 million, or 31%, higher at year end 2009 compared with 2008. This increase was a result of provision expense of $14.7 million exceeding charged off loans of $11.2 million during the year, and recoveries of prior charged off loans of $1.0 million. Through our analysis process, we determined that it was necessary to provide more for future losses than our net charge offs this year as a result of several factors. We record provision for loan loss expense when loans for which losses are likely, are identified. For loans which carry an allocated allowance, no expense is recognized at the time of charge off because it has been previously provided for. See the discussion of loan loss provision expense previously presented for additional information. The allowance for loan losses represents 1.70% of outstanding loans at the end of 2009, compared with 1.26% at December 31, 2008.

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

Liquidity management involves the ability to meet the cash flow requirements of our customers. These customers may be either borrowers needing to meet their credit requirements or depositors wanting to withdraw funds. Management of interest rate sensitivity attempts to manage the level of varying net interest margins and to achieve consistent net interest income through periods of changing interest rates. The net interest margin was 3.82% in 2009 compared to 3.80% in 2008. The yield on the securities portfolio fell 224 basis points, from 5.33% in 2008 to 3.09% in 2009. Loan yields decreased 46 basis points, from 6.34% in 2009, to 6.80% in 2008. Deposit costs decreased 84 basis points from 2.91% in 2008 to 2.07% in 2009. Loan demand was muted through the year as customers were cautious about the economy, resulting in a decrease of $17 million in average. Average total earning assets increased $36 million as average securities investments increased $13 million and average interest bearing deposits with banks increased $52 million. The interest bearing deposit balances at banks is primarily due to excess balances held at the Federal Reserve.

Full year average balances in time deposits increased $13 million compared with the prior year, while average demand and savings balances increased $21 million. The use of Federal Home Loan Bank advances continued to be a significant source of longer term funding; however, average advances decreased from the prior year by $25 million as we utilized increased core deposits to reduce these borrowings.

A decision to decrease deposit rates immediately affects most rates paid, other than time deposits, and has an immediate positive impact on net interest margin. With the exception of variable rate loans, an increase in loan rates does not affect the yield until a new loan is made or an existing loan is renewed. Likewise, an increase in deposit rates raises our cost of funds, and a decrease in loan rates only effects variable rate loans, until such time as a new fixed rate loan is generated, or re-finances. The prime rate is used to price virtually our entire variable rate loan portfolio. Therefore, reductions in the prime rate immediately have a negative effect on earnings, while an increase in prime rate has a positive effect on earnings.

The prime rate, was held constant at 3.25% throughout all of 2009 as the Federal Reserve maintained its target fed funds rate at a range of 0 to 0.25% for the year in an effort to get the economy growing again. Prime rate began 2008 at 7.25%, was reduced seven times during the year, beginning with two decreases in January that cumulatively were 1.25%. That was followed by two more reductions in March and April of three quarters of a percent and one quarter of a percent, respectively. With the prime rate at 5.00%, the Federal Reserve went on hold until October. With the economy faltering and a financial credit crunch in process, the Federal Reserve lowered rates by one half a percent twice in October and by three quarters of a percent in December causing the prime rate to fall to its year-end level of 3.25%.

The principal sources of liquidity for us are maturing securities, federal funds purchased or sold, loan payments by borrowers, investment securities, loans held for sale, deposit or deposit equivalent growth and Federal Home Loan Bank advances. Securities maturing or re-pricing within one year at December 31, 2009 were $23 million, compared to $72 million at December 31, 2008. Total investments available for sale were $157 million at year end 2009, an increase of $44 million from the prior year end.

The table below shows the interest sensitivity gaps for five different intervals as of December 31, 2009. Deposits that do not have a fixed maturity date are shown as immediately re-pricing according to reporting conventions.

	Maturity or Re-Pricing Frequency
		(In Millions of Dollars)
	1 Day	2 Days through 3 Months	4 Months through 12 Months	13 Months through 5 Years	More than 5 Years

Interest Earning Assets:
Loans	$ 277.6	$ 76.4	$ 182.0	$ 522.0	$ 64.7
Securities	0	28.7	61.3	44.9	20.9
Other earning assets	80.1	0	0	0	13.0
Total	357.7	105.1	243.3	566.9	98.6

Interest Bearing Liabilities:
Deposits	429.8	89.0	268.4	197.5	0.0
Other interest bearing liabilities	39.4	95.0	3 .1	33.4	4.8
Total	$ 469.2	$ 184.0	$ 271.5	$ 230.9	$ 4.8

Interest Sensitivity Gap	$ (111.5)	$ (78.9)	$ (28.2)	$ 336.0	$ 93.8

Cumulative Gap	$ (111.5)	$ (190.4)	$ (218.6)	$ 117.4	$ 211.2

For the one day interval, maturities of interest bearing liabilities exceed those of interest earning assets by $112 million. Included in the one day maturity classification are $430 million in savings and checking accounts which are contractually available to our customers immediately, but in practice, function as core deposits with considerably longer maturities. In the two day through the five year time frame, interest sensitive assets exceed interest sensitive liabilities by $229 million, resulting in a cumulative position of interest sensitive assets exceeding interest sensitive liabilities by $117 million through five years. For the time period greater than five years, the analysis shows an asset sensitive position, such that cumulatively, interest sensitive assets exceed interest sensitive liabilities by $211 million.

Showing a negative cumulative gap through the twelve month period does not necessarily result in a corresponding increase in net interest income during a falling rate environment. In practice, deposit rates do not change as rapidly as would be indicated by the contractual availability of deposit balances to customers. Also, changes in the steepness of the yield curve can cause differing effects on different products. Some of the benefit associated with lower deposit rates is mitigated by rate decreases on variable rate loans, renewals of fixed rate loans to lower rates, and customer prepayments. Conversely, showing a positive cumulative gap through the twelve month period does not necessarily result in a corresponding increase in net interest income during a rising rate environment for similar reasons.

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

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABLILITES, AND OFF-BALANCE SHEET ARRANGEMENTS

We have various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table presents, as of December 31, 2009, significant fixed and determinable contractual obligations to third parties by payment date.

(In Thousands of Dollars)
Contractual Obligation	One Year or less	1 - 3 Years	3 - 5 Years	More than 5 Years	Total

Time Deposits	$ 360,319	$ 169,272	$ 22,013	$ 3,598	$ 555,202
Federal Funds Borrowed and
Repurchase Agreements	39,409	0	0	0	39,409
Long Term Debt	66,419	24,826	1,500	7,518	100,263
Subordinated Debt	0	0	0	36,084	36,084
Operating Leases	583	1,021	551	0	2,155

Further discussion of the nature of each obligation is included in Notes 7, 10, 11, 12, and 13 to the consolidated financial statements.

Our operating lease obligations represent short and long-term lease and rental payments, primarily for facilities, and to a lesser degree for certain software and data processing equipment.

The following table details the amounts and expected maturities of significant commitments as of December 31, 2009.

(In Thousands of Dollars)
	One Year	One to	Three to	Over
	Or Less	Three Years	Five Years	Five Years	Total
Credit:
Commercial real estate	$ 6,944	$ 1,335	$ 1,124	$ 1,017	$ 10,420
Residential real estate	4,726	10	22	0	4,758
Construction loans	4,635	148	419	134	5,336
Revolving home equity and credit card lines	4,057	10,781	19,433	3,571	37,842
Other	60,122	3,907	1,890	11,210	77,129
Commercial standby letters of credit	21,684	736	0	3,000	25,420

Commitments to extend credit, including loan commitments, standby letters of credit and commercial letters of credit, do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon.  Further discussion of these commitments is included in Note 18 to the consolidated financial statements.

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

Smaller balance homogeneous loans such as residential first mortgage loans secured by one to four family residences, residential construction, automobile, home equity and second mortgage loans, are collectively evaluated for impairment. Commercial loans and first mortgage loans secured by other properties are evaluated individually for impairment. When credit analysis of the borrower’s operating results and financial condition indicates the underlying ability of the borrower’s business activity is not sufficient to generate adequate cash flow to service the business’ cash needs, including our loans to the borrower, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 90 days or less. Commercial loans are rated on a scale of 1 to 9, with grades 1 to 4 being satisfactory grades, 5 and 6 special attention or watch, 7 substandard, 8 doubtful, and 9 loss. Loans graded 6 through 9 are considered for impairment. Loans are generally moved to nonaccrual status when 90 days or more past due. These loans are often considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

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

Acquisition Intangibles  Generally accepted accounting principles require us to determine the fair value of all of the assets and liabilities of an acquired entity, and record their fair value on the date of acquisition. We employ a variety of means in determination of the fair value, including the use of discounted cash flow analysis, market comparisons, and projected future revenue streams. For certain items that we believe we have the appropriate expertise to determine the fair value, we may choose to use our own calculation of the value. In other cases, where the value is not easily determined, we consult with outside parties to determine the fair value of the asset or liability. Once valuations have been adjusted, the net difference between the price paid for the acquired company and the value of its balance sheet is recorded as goodwill. Due to the unique market conditions this year and our lower level of earnings, we contracted to have a goodwill impairment analysis completed in the third quarter. The results of that analysis indicated that no impairment existed at that time.  See Note 8 to the financial statements for further information on the valuation results.

Uncertain Tax Liabilities  Uncertain tax liabilities, primarily Michigan business tax liabilities, are estimated based on our exposures to interpretation of the applicable tax codes. We estimate our contingent tax liabilities by determining the amount of income that may be at risk of an adverse interpretation by taxing authorities on specific issues, multiplied by our effective tax rate, to determine our gross exposure. Once this exposure is determined, an estimate of the probability of an adverse adjustment being required is determined and applied to the gross liability to determine the contingent tax reserve.

Recent Accounting Pronouncements

The FASB issued new guidance in 2009 on the accounting for transfers of financial assets. The new guidance eliminates the concept of a qualifying special-purpose entity. Other changes from current accounting standards include new de-recognition criteria for a transfer to be accounted for as a sale, and a changes to the amount of recognized gain/loss on transfers accounted for as a sale when beneficial interests are received by the transferor. This new standard will be applied prospectively to new transfers of financial assets and will be effective for the first annual period beginning after November 15, 2009 and interim periods within that first annual period. Early application is prohibited.  We have determined that the adoption of this new standard will not have a material effect on our financial statements.

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

The following tables provide information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2009 and 2008. They show expected maturity date values for loans and securities which were calculated without adjusting the instruments’ contractual maturity dates for expected prepayments. Maturity date values for interest bearing core deposits were not based on estimates of the period over which the deposits would be outstanding, but rather, the opportunity for re-pricing. We believes that re-pricing dates, as opposed to expected maturity dates, may be more relevant in analyzing the value of such instruments and are reported as such in the following tables. Fair value is computed as the present value of expected cash flows at rates in effect at the date indicated.

Principal/Notional Amounts Maturing or Re-pricing in:			(In Thousands of Dollars)

As of December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value 12/31/09
Rate Sensitive Assets:
Fixed interest rate loans	$ 192,558	$ 125,167	$ 136,509	$ 138,548	$ 104,048	$ 135,919	$ 832,769	$ 835,121
Average interest rate	6.73%	6.97%	7.09%	6.68%	6.61%	7.37%
Variable interest rate loans	162,936	25,478	16,357	31,141	27,686	25,818	289,416	285,969
Average interest rate	4.47%	4.54%	4.39%	3.82%	5.08%	4.91%
Fixed interest rate securities	22,959	43,356	36,482	14,360	8,356	33,927	159,440	159,440
Average interest rate	2.02%	2.08%	2.02%	2.74%	3.66%	3.68%
Variable interest rate
Securities						318	318	318
Average interest rate						4.16%
Other interest bearing assets	80,111					9,084	89,195	89,195
Average interest rate	0.24%
Rate Sensitive Liabilities:
Savings and interest bearing
checking	429,528						429,528	429,535
Average interest rate	0.66%
Time deposits	360,318	151,253	18,019	13,521	8,492	3,598	555,202	560,505
Average interest rate	3.89%	3.02%	3.98%	4.49%	3.50%	2.86%
Fixed interest rate
borrowings	59,419	20,000	3,826	1,500		25,560	110,305	116,386
Average interest rate	5.28%	2.87%	3.16%	2.74%		6.09%
Variable interest rate
borrowings	8,000					18,042	26,042	26,083
Average interest rate	0.40%					2.00%
Repurchase agreements	39,409						39,409	39,409
Average interest rate	0.30%

As of December 31, 2008			(In Thousands of Dollars)					Fair Value 12/31/08
2009		2010	2011	2012	2013	Thereafter	Total
Rate Sensitive Assets:
Fixed interest rate loans	$ 173,327	$ 143,620	$ 122,935	$117,009	$ 146,289	$ 154,811	$857,991	$ 870,427
Average interest rate	7.04%	6.90%	7.08%	7.22%	6.66%	7.13%
Variable interest rate loans	156,810	50,077	17,949	14,399	33,856	28,550	301,641	294,701
Average interest rate	4.23%	4.12%	4.42%	4.60%	4.12%	5.40%
Fixed interest rate securities	28,564	20,985	20,625	13,995	2,828	25,418	112,415	112,415
Average interest rate	3.32%	4.05%	3.85%	4.90%	4.20%	4.80%
Variable interest rate
Securities						458	458	458
Average interest rate						4.67%
Other interest bearing assets	5,472					9,084	14,555	14,555
Average interest rate	0.30%
Rate Sensitive Liabilities:
Savings and interest bearing
checking	377,541						377,541	377,476
Average interest rate	0.76%
Time deposits	342,411	125,285	28,345	13,150	10,772	232	520,195	530,759
Average interest rate	3.74%	4.23%	5.38%	4.57%	4.55%	4.16%
Fixed interest rate
borrowings	40,083	56,498	17,002	923	1,500	25,710	141,716	156,408
Average interest rate	4.45%	5.49%	3.11%	6.94%	2.74%	6.10%
Variable interest rate
borrowings	38,600					18,042	56,642	52,719
Average interest rate	0.71%					5.77%
Repurchase agreements	52,917						52,917	52,917
Average interest rate	1.78%

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

As of December 31, 2009, our total capital to risk weighted assets exceeded the minimum requirement for capital adequacy purposes of 8% by $69 million. Tier 1 capital to risk weighted assets exceeded the minimum of 4% by $99 million, and Tier 1 capital to average assets exceeded the minimum of 4% by $86 million. In the current economic environment, regulatory agencies are encouraging banks to maintain capital well above this minimum requirement. At year end 2009, our total capital to risk weighted assets exceeded the well capitalized minimum requirement for capital adequacy purposes of 10% by $46 million. Tier 1 capital to risk weighted assets exceeded the well capitalized minimum of 6% by $77 million, and Tier 1 capital to average assets exceeded the well capitalized minimum of 5% by $72 million.

For a more complete discussion of capital requirements please refer to Note 22 of the Notes to Consolidated Financial Statements. The Federal Deposit Insurance Corporation insures specified customer deposits and assesses premium rates based on defined criteria. Insurance assessment rates may vary from bank to bank based on the factors that measure the perceived risk of a financial institution. One condition for maintaining the lowest risk assessment, and therefore, the lowest insurance rate, is the maintenance of capital at the “well capitalized” level. Each of our affiliate banks has exceeded the regulatory criteria for a “well capitalized” financial institution and each bank pays the lowest assessment rate assigned by the FDIC.

A certain level of capital growth is desirable to maintain an appropriate ratio of equity to total assets. The compound annual growth rate for total average assets for the past five years was 12.7%. The compound annual growth rate for average equity over the same period was 12.8%.

We have established an internal goal of maintaining our dividend payout ratio in the range of 40 – 60% of earnings, to generate internal capital growth to support growth in the balance sheet. In 2008 we maintained our dividend payment rate at higher levels and distributed more capital to our shareholders than was generated, resulting in a negative earnings retention percentage. As a result of our earnings in 2008 and the need to preserve capital, the Board of Directors’ reduced the dividend in 2009 to better align with these objectives. Earnings continued under pressure in 2009 and dividends exceeded earnings, once again causing a negative retention rate, and resulting in the Board of Directors’ decision to further reduce the dividend in the first quarter of 2010. In 2007 we retained 25.5% of our earnings. To achieve the goal of acceptable internal capital growth, we intend to continue our efforts to return to higher earnings levels, and will adjust our dividend payout rate as appropriate.

As an additional enhancement to capital growth we offer a dividend reinvestment program. The Firstbank Corporation Dividend Reinvestment Plan was first offered in 1988. At December 31, 1988, 123 owners holding 209,856 shares participated in the Plan. By the end of 2009, 1,073 owners holding 2,381,317 shares were participating in the Plan.

To further strengthen our capital position, we elected to participate in the United States Treasury’s Capital Purchase Plan, whereby we issued $33 million of preferred stock and warrants to purchase up to 578,947 shares of our common stock at a price of $8.55, to the United States Treasury on January 30, 2009. The preferred stock issued in this transaction requires a 5% dividend for five years and then converts to a 9% dividend rate.

We are not aware of any recommendations by regulatory authorities at December 31, 2009, which are likely to have a material effect on our liquidity, capital resources or operations.

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

COMMON STOCK DATA

Firstbank Corporation Common Stock was held by 1,856 shareholders of record as of December 31, 2009. Total shareholders number approximately 3,400, including those whose shares are held in nominee name through brokerage firms. Our shares are listed on the NASDAQ Global Select Market under the symbol FBMI and are traded by several brokers. The range of high and low sales prices for shares of common stock for each quarterly period during the past two years is as follows:

Quarter	High	Low
4th 2009	$ 8.75	$ 5.44
3rd 2009	$ 8.39	$ 5.50
2nd 2009	$ 7.46	$ 5.01
1st 2009	$ 9.16	$ 4.38
4th 2008	$ 10.50	$ 7.21
3rd 2008	$ 12.30	$ 8.10
2nd 2008	$ 13.99	$ 8.98
1st 2008	$ 14.61	$ 12.88

The prices quoted above were obtained from www.NASDAQ.com. Prices have been adjusted to reflect stock dividends.

The following table summarizes cash dividends paid per share (adjusted for stock dividends) of common stock during 2009 and 2008.

	2009	2008
First Quarter	$ 0.10	$ 0.225
Second Quarter	0.10	0.225
Third Quarter	0.10	0.225
Fourth Quarter	0.10	0.225
Total	$ 0.40	$ 0.900

Our principal sources of funds to pay cash dividends are the earnings of, and dividends paid by, our subsidiary banks. Under current regulations the subsidiary banks are restricted in their ability to transfer funds in the form of cash dividends, loans, and advances to the holding company (See Note 20 of the Notes to Consolidated Financial Statements). As of January 1, 2010, approximately $21.8 million of the subsidiaries’ retained earnings were available for transfer in the form of dividends to the holding company without prior regulatory approval. In addition, the subsidiaries’ 2010 earnings are expected to be available for distributions as dividends to the holding company. As a condition of our issuance of preferred stock in early 2009, we are prohibited from increasing our dividend above the $0.90 per year paid in 2008 for three years without approval from the United States Treasury Department.

STOCK PERFORMANCE

The following graph compares the cumulative total shareholder return on the common stock of the Corporation to the Standard & Poor’s 500 Stock Index and the NASDAQ Bank Index, assuming a $100 investment at the end of 2004. The Standard & Poor’s 500 Stock Index is a broad equity market index. The NASDAQ Bank Index is composed of 468 banks and savings institutions as well as companies performing functions closely related to banking, such as check cashing agencies, currency exchanges, safe deposit companies and corporations for banking abroad.  Cumulative total return is measured by dividing (i) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the share price at the end and the beginning of the measurement period; by (ii) the share price at the beginning of the measurement period.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Firstbank Corporation, The S&P 500 Index

And The NASDAQ Bank Index

$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.

Fiscal year ending December 31.

Copyright© 2010 S&P, a division of the McGraw-Hill Companies, Inc.  All rights reserved.

The table below shows dollar values for cumulative total shareholder return plotted in the graph above.

	2004	2005	2006	2007	2008	2009
Firstbank Corporation	$ 100.00	$ 87.11	$ 87.03	$ 59.33	$ 37.56	$41.74
S & P 500	$ 100.00	$ 104.91	$ 121.48	$ 128.16	$ 80.74	$ 102.11
NASDAQ Bank	$ 100.00	$ 98.57	$ 111.92	$ 89.33	$ 71.39	$ 60.47

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Firstbank Corporation has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include amounts that are based on management's best estimates and judgments. Management also prepared other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Company's 2009 consolidated financial statements have been audited by Plante & Moran PLLC independent registered public accounting firm. Management has made available to Plante & Moran all financial records and related data, as well as the minutes of Boards of Directors' meetings. Management believes that all representations made to Plante & Moran during the audit were valid and appropriate.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Firstbank Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the presentation of published financial statements. The system of internal control provides for division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. Management monitors the system of internal control for compliance.

The Company maintains an internal auditing program that independently assesses the effectiveness of the internal controls and recommends possible improvements thereto. However, all internal control systems, no matter how well designed, have inherent limitations.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework". Based on our assessment management concludes that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

The Company’s independent public accountant, Plante & Moran PLLC, has issued an audit report on the Company’s internal control over financial reporting which appears on the following page.

FIRSTBANK CORPORATION

                                                                                                /s/ Thomas R. Sullivan

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

Dated: March 9, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Firstbank Corporation

We have audited the accompanying consolidated balance sheet of Firstbank Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years ended December 31, 2009. We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firstbank Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Firstbank Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Grand Rapids, Michigan                                                                  /s/ Plante & Moran, PLLC

March 9, 2010

FIRSTBANK CORPORATION
CONSOLIDATED BALANCE SHEETS
(In Thousands of Dollars, Except for Share Data)
	December 31,
ASSETS	2009	2008

Cash and due from banks	$ 27,254	$ 33,050
Short term investments	80,111	30,662
Total cash and cash equivalents	107,365	63,712
Trading Account Securities	2,828	222
Securities available for sale	156,930	112,873
Federal Home Loan Bank stock	9,084	9,084
Loans held for sale	578	1,408
Loans, net of allowance for loan losses of $19,114 in 2009 and
$14,594 in 2008	1,102,493	1,143,630
Premises and equipment, net	25,437	26,941
Goodwill	35,513	35,603
Core deposits and other intangibles	2,940	3,881
Other real estate owned	7,425	5,382
Accrued interest receivable and other assets	31,763	22,604

TOTAL ASSETS	$ 1,482,356	$ 1,425,340

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Deposits:
Non-interest bearing demand accounts	$ 164,333	$ 149,179
Interest bearing accounts:
Demand	255,414	223,526
Savings	174,114	154,015
Time	555,202	520,194
Total Deposits	1,149,063	1,046,914

Securities sold under agreements to repurchase and overnight borrowings	39,409	52,917
Federal Home Loan Bank advances	100,263	155,921
Notes payable	0	6,353
Subordinated Debentures	36,084	36,084
Accrued interest payable and other liabilities	10,657	12,168
Total Liabilities	1,335,476	1,310,357

SHAREHOLDERS’ EQUITY
Preferred stock; no par value, 300,000 shares authorized, 33,000 issued	32.734	0
Common stock, no par value, 20,000,000 shares authorized;
7,730,241 and 7,580,298 shares issued and outstanding in 2009 and 2008	114.773	113,411
Retained earnings	(1,225)	686
Accumulated other comprehensive income	598	886
Total Shareholders’ Equity	146,880	114,983

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 1,482,356	$ 1,425,340

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In Thousands of Dollars, Except for Per Share Data)

	Year Ended December 31,
	2009	2008	2007
Interest Income:
Loans, including fees	$ 70,531	$ 76,604	$ 75,364
Securities:
Taxable	2,712	3,878	3,160
Exempt from federal income tax	1,306	1,408	1,256
Short term investments	137	301	1,082
Total Interest Income	74,686	82,191	80,862

Interest Expense:
Deposits	18,841	25,468	28,649
FHLB Advances, notes payable and subordinated debentures	5,350	6,892	6,044
Subordinated debentures	1,612	2,075	1,827
Other	136	918	1,697
Total Interest Expense	25,939	35,353	38,217
Net Interest Income	48,747	46,838	42,645

Provision for loan losses	14,671	8,256	2,014
Net Interest Income after Provision for Loan Losses	34,076	38,582	40,631

Non-Interest Income:
Service charges on deposit accounts	4,509	4,825	4,475
Gain on sale of mortgage loans	7,551	2,513	1,676
Mortgage servicing, net of amortization	(471)	258	555
Gain/(loss) on trading account securities	(213)	(454)	(628)
Gain/(loss) on securities transactions	1,534	(5,463)	(123)
Courier and cash delivery services	751	868	921
Commissions on real estate sales	0	0	492
Title insurance fees	626	335	347
Other	1,122	1,108	2,005
Total Non-Interest Income	15,409	3,990	9,720

Non-Interest Expense:
Salaries and employee benefits	22,291	22,231	20,620
Occupancy and equipment	6,248	6,931	5,964
FDIC Insurance Premium	2,430	562	269
Amortization of intangibles	934	1,071	1,135
Outside professional services	934	845	907
Advertising and promotions	1,588	1,392	1,241
OREO costs	2,391	1,228	387
Other	8,934	8,655	8,551
Total Non-Interest Expense	45,750	42,915	39,074
Income Before Federal Income Taxes	3,735	(343)	11,277
Federal Income Taxes	1,044	(1,062)	2,891
NET INCOME	$ 2,691	$ 719	$ 8,386

Preferred Stock Dividends and Accretion of Discount on Preferred Stock	1,540	0	0
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 1,151	$ 719	$ 8,386

COMPREHENSIVE INCOME
Net Income	$2,691	$ 719	$ 8,386
Change in unrealized gain on securities, net of tax
and reclassification effects	(288)	403	614
TOTAL COMPREHENSIVE INCOME	$ 2,403	$ 1,122	$ 9,000

Basic earnings per common share	$ 0.15	$ 0.10	$ 1.21

Diluted earnings per common share	$ 0.15	$ 0.10	$ 1.21

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007
(In Thousands of Dollars, Except for Share and per Share Data)

				Accumulated Other Comprehensive Income (Loss)

	Common Stock	Preferred	Retained Earnings
		Stock				Total
Balances at January 1, 2007	$ 91,652		$ 4,552	$(131)		$ 96,073
Net income for 2007			8,386			8,386
Cash dividends - $0.90 per share			(6,246)			(6,246)
Issuance of 45,158 shares of common stock
through exercise of stock options (including
$80 of tax benefit)	704					704
Issuance of 77,244 shares of common stock
through the dividend reinvestment plan	1,362					1,362
Issuance of 4,750 shares of common stock
from supplemental shareholder investments	90					90
Purchase of 103,100 shares of stock	(1,801)					(5,254)
Issuance of 23,996 shares of common stock	448					448
Stock option and restricted stock expense	261					261
Issuance of 874,949 shares for acquisition	18,720					18,720
Net change in unrealized gain/(loss) on
securities available for sale, net of tax of $316				614		614
BALANCES AT DECEMBER 31, 2007	$ 111,436		$ 6,692	$ 483	73	$ 118,611

Net income for 2008			719			719
Cash dividends - $0.90 per share			(6,725)			(6,725)
Issuance of 122,469 shares of common stock
through the dividend reinvestment plan	1,284					1,284
Issuance of 8,422 shares of common stock
from supplemental shareholder investments	103					103
Issuance of 42,209 shares of common stock	379					379
Stock option and restricted stock expense	209					209
Net change in unrealized gain/(loss) on
securities available for sale, net of tax of $157				403		403
BALANCES AT DECEMBER 31, 2008	$ 113,411		$ 686	$ 886		$ 114,983

Net income for 2009			2,691			2,691
Cash dividends on common stock - $0.40
per share			(3,062)			(3,062)
Accrued dividends on preferred stock and			•
accretion of discount on preferred stock		27	(1,540)			(1,513)
Issuance of 33,000 shares of preferred stock
and 578,948 warrants through the Treasury’s
Capital Purchase Program	293	$ 32,707				33,000
Issuance of 93,730 shares of common stock
through the dividend reinvestment plan	591					591
Issuance of 7,375 shares of common stock
from supplemental shareholder investments	49					49
Issuance of 49,337 shares of common stock	269					269
Stock option and restricted stock expense	160					160
Net change in unrealized gain/(loss) on
securities available for sale, net of tax of $148			___	(288)		(288)
BALANCES AT DECEMBER 31, 2009	$ 114,773	$ 32,734	$ (1,225)	$ 598		$ 146,880

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CASHFLOWS
(In Thousands of Dollars)
	Year Ended December 31,
	2009	2008	2007

OPERATING ACTIVITIES
Net income	$ 2,691	$ 719	$ 8,386
Adjustments to reconcile net income to net cash from
operating activities:
Provision for loan losses	14,671	8,256	2,014
Depreciation of premises and equipment	2,675	3,174	2,959
Net amortization (accretion) of security premiums/discounts	897	60	(311)
Loss on trading account securities	213	454	628
(Gain)/Loss on securities transactions	(1,534)	5,463	123
Amortization and impairment of intangibles	934	1,071	1,135
Stock option and restricted stock grant compensation expense	160	209	261
Gain on sale of mortgage loans	(7,551)	(2,513)	(1,676)
Proceeds from sales of mortgage loans	332,576	112,733	68,315
Loans originated for sale	(324,195)	(109,904)	(67,244)
Deferred federal income tax expense/(benefit)	241	(3,513)	331
Decrease (increase) in accrued interest receivable and other assets	566	7,532	6,565
Increase in accrued interest payable and other liabilities	(1,511)	(5,659)	(2,502)
NET CASH FROM OPERATING ACTIVITIES	20,833	18,082	18,984

INVESTING ACTIVITIES
Bank acquisition, net of cash assumed	0	0	(15,170)
Purchase of trading account securities	(2,819)	0	0
Proceeds from sales of securities available for sale	10,222	6,435	13,901
Proceeds from maturities and calls of securities available for sale	90,896	124,109	56,429
Purchase of securities available for sale	(144,975)	(143,925)	(79,105)
Sale (Purchase) of Federal Home Loan Bank stock, net	0	(1,077)	(520)
Net (increase) decrease in portfolio loans	14,703	(46,811)	(36,829)
Net purchases of premises and equipment	(1,171)	(2,559)	(2,998)
NET CASH USED IN INVESTING ACTIVITIES	(33,144)	(63,828)	(64,292)

FINANCING ACTIVITIES
Net increase in deposits	102,149	35,523	3,967
Net increase (decrease) in securities sold under agreements to
repurchase and overnight borrowings	(13,508)	10,126	3,302
Repayment of notes payable and other borrowings	(6,353)	(189)	(19,728)
Repayment of Federal Home Loan Bank borrowings	(129,658)	(82,248)	(12,847)
Proceeds from Federal Home Loan Bank borrowings	74,000	100,000	29,500
Proceeds from subordinated debentures and other borrowings	0	5,676	35,149
Cash proceeds from issuance of Preferred Stock and Warrants	33,000	0	0
Cash proceeds from issuance of Common Stock	909	1,766	2,604
Repurchase of the Company’s Common Stock	0	0	(1,801)
Cash dividends on Preferred Stock	(1,513)	0	0
Cash dividends on Common Stock	(3,062)	(6,725)	(6,246)
NET CASH FROM FINANCING ACTIVITIES	55,964	63,929	33,900

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	43,653	18,183	(11,408)
Cash and cash equivalents at beginning of year	63,712	45,529	56,937

CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 107,365	$ 63,712	$ 45,529
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$ 26,750	$ 33,477	$ 38,163
Income taxes	$ 1,415	$ 2,567	$ 2,685
Non cash transfer of loans to other real estate owned	$ 11,211	$ 5,373	$ 2,373

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASHFLOWS (continued)

Bank acquisitions: (In Thousands of Dollars)	2009	2008	2007

Securities acquired (including FHLB stock)	0	0	28,252
Loans acquired, net of allowance for loan losses	0	0	178,456
Bank premises and equipment	0	0	7,283
Acquisition intangibles recorded	0	0	18,983
Other assets assumed	0	0	12,152
Deposits assumed	0	0	(171,999)
Borrowings assumed	0	0	(32,558)
Other liabilities assumed	0	0	(6,679)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:  Firstbank Corporation (the “Company”) is a bank holding company. Each of our subsidiary banks is a full service community bank. The subsidiary banks offer all customary banking services, including the acceptance of checking, savings and time deposits, and the making of commercial, agricultural, real estate, personal, home improvement, automobile and other installment and consumer loans. Our consolidated assets were, $1.482 billion as of December 31, 2009, and primarily represent commercial and retail banking activity. Mortgage loans serviced for others of $602 million, as of December 31, 2009, are not included in the consolidated balance sheet.

Principles of Consolidation:  The consolidated financial statements include the accounts of the Company and its subsidiaries, Firstbank – Alma; Firstbank (Mt. Pleasant); Firstbank – West Branch; Firstbank – St. Johns; Keystone Community Bank and Firstbank – West Michigan (the “Banks”); 1st Armored, Incorporated; 1st Title, Incorporated; 1st Investors Title, LLC; C.A. Hanes Realty, Incorporated (sold September 30, 2007), Austin Mortgage Company; and FBMI Risk Management Services, Inc., after elimination of inter-company accounts and transactions. These subsidiaries are wholly owned, except C.A. Hanes Realty, which had a 45% minority interest through September 30, 2007 and 1st Investors Title, LLC, which had a 48% minority interest through September 30, 2009 at which time we sold 3% of the company.  We now have a 49% ownership in 1st Investors Title, LLC and do not consolidate their results into the results of the Company as required by generally accepted accounting principles. Firstbank – Lakeview was merged into Firstbank (Mt. Pleasant) in 2008. Each of our six banks operates its own Mortgage Company. Keystone Community Bank also owns Keystone Premium Finance, LLC, which has been in the business of financing large dollar insurance premiums and was closed during 2008. The operating results of these companies are consolidated into each Bank’s financial statements. During 2004 we formed a special purpose trust, Firstbank Capital Trust I, in 2006 we formed Firstbank Capital Trust II, and in 2007 we formed Firstbank Capital Trust III and Firstbank Capital Trust IV, for the sole purpose of issuing trust preferred securities. Under generally accepted accounting principles, these trusts are not consolidated into our financial statements.

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

Certain Significant Estimates:  The primary estimates incorporated into our financial statements, which are susceptible to change in the near term, include the allowance for loan losses, the determination of the fair value of certain financial instruments, determination of state and federal tax liabilities, goodwill, purchase accounting and core deposit intangible valuations, valuation of other real estate owned, and the valuation of mortgage servicing rights.

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

Cash and Cash Equivalents:  Cash and cash equivalents include cash on hand, amounts due from banks and short term investments, which include interest bearing deposits with banks and the Federal Reserve, federal funds sold, and overnight money market fund investments. Generally, federal funds and overnight money market funds are purchased for a one day period. We report customer loan transactions, deposit transactions and repurchase agreements and overnight borrowings on a net basis within our cash flow statement.

Trading Account Securities: From time to time, we invest in the common stock of other companies. During 2007 we determined that we should reclassify those investments from available for sale to trading account securities. Trading account securities are adjusted to fair value through the income statement, with increases in value reflected as non-interest income and decreases in value reflected as a decrease to non-interest income.

Securities Available for Sale:  Securities available for sale consist of bonds and notes which might be sold prior to maturity due to changes in interest rate, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss (the difference between the fair value and amortized cost of the securities so classified) is reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method.

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

Allowance for Loan Losses:  The allowance for loan losses is a valuation allowance for probable incurred credit losses. Management uses a quantitative and qualitative methodology for analyzing factors which impact the allowance for loan losses consistently across its six banking subsidiaries. The process applies risk factors for historical charge-offs and delinquency experience, portfolio segment weightings and industry and regional factors and trends as they affect the banks’ portfolios. Consideration of exposures to industries potentially most affected by risks in the current economic and political environment, and the review of potential risks in certain credits that are considered part of the non-performing loan category contributed to the establishment of the allowance levels at each bank.  Loan losses are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed.

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

Smaller balance homogeneous loans such as residential first mortgage loans secured by one to four family residences, residential construction, automobile, home equity and second mortgage loans, are collectively evaluated for impairment. Commercial loans and first mortgage loans secured by other properties are evaluated individually for impairment. When credit analysis of the borrower’s operating results and financial condition indicates the underlying ability of the borrower’s business activity is not sufficient to generate adequate cash flow to service the business’ cash needs, including our loans to the borrower, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 90 days or less. Commercial loans are rated on a scale of 1 to 9, with grades 1 to 4 being pass grades, 5 and 6 being special attention or watch, 7 substandard, 8 doubtful, and 9 loss.  Loans graded 6, 7, and 8 are considered for impairment. Loans are generally moved to nonaccrual status when 90 days or more past due. These loans are often considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

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

Other Real Estate:  Other real estate (included as a component of other assets) includes properties acquired through either a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and is initially recorded at the fair value less cost to sell when acquired, establishing a new cost basis. These properties are evaluated periodically and if fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs incurred for the property after foreclosure are expensed. Other real estate owned totaled $7.4 million and $5.4 million at December 31, 2009 and 2008. Gains and losses on the sale of other real estate owned are recorded on the income statement as other income.

The following table summarizes the activity associated with other real estate owned.

(In Thousands of Dollars)	2009	2008
Balance at beginning of year	$ 5,382	$ 3,153
Properties transferred into OREO	11,211	5,377
Valuation impairments recorded	(1,271)	(688)
Proceeds from sale of properties	(7,561)	(2,273)
Gain or (loss) on sale of properties	(336)	(187)
Balance at end of year	$7,425	$5,382

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

Earnings Per Share:  Basic earnings per share is calculated by dividing net income available for common shareholders (net income less preferred stock dividends and accretion of the preferred stock discount) by the weighted average number of common shares outstanding.  Diluted earnings per share is calculated by dividing net income available for common shareholders by the weighted average common shares outstanding including the dilutive effect of additional common shares that may be issued under outstanding stock options and warrants.

Comprehensive Income:  Comprehensive income consists of net income and changes in unrealized gains and losses on securities available for sale, net of tax, which is recognized as a separate component of equity. Accumulated other comprehensive income consists of unrealized gains and losses on securities available for sale, net of tax.

Effect of Newly Issued Accounting Standards:  The FASB issued new guidance in 2009 on the accounting for transfers of financial assets. The new guidance eliminates the concept of a qualifying special-purpose entity. Other changes from current accounting standards include new de-recognition criteria for a transfer to be accounted for as a sale, and a changes to the amount of recognized gain/loss on transfers accounted for as a sale when beneficial interests are received by the transferor. This new standard will be applied prospectively to new transfers of financial assets and will be effective for the first annual period beginning after November 15, 2009 and interim periods within that first annual period. Early application is prohibited.  We have determined that the adoption of this new standard will not have a material effect on our financial statements.

Loss Contingencies:  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements as of December 31, 2009.

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

Reclassification:  Certain 2007 and 2008 amounts may have been reclassified to conform to the 2009 presentation.

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

NOTE 3 – RESTRICTIONS ON CASH AND DUE FROM BANKS

Our subsidiary banks are required to maintain average reserve balances in the form of cash and non-interest bearing balances due from the Federal Reserve Bank. The average reserve balances required to be maintained during 2009 and 2008 were $8,189,000 and $6,190,000, respectively. These balances do not earn interest.

NOTE 4 – SECURITIES

The fair value of securities available for sale was as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses

(In Thousands of Dollars)
Securities Available for Sale:
December 31, 2009:
U.S. governmental agency	$ 99,185	$ 435	$ (200)
States and political subdivisions	33,818	510	(217)
Collateralized Mortgage Obligations	10,339	338	(2)
Equity	3,338	172	(130)
Total	$ 156,930	$ 1,455	$ (549)

December 31, 2008:
U.S. governmental agency	$ 64,102	$ 805	$ (64)
States and political subdivisions	33,278	442	(101)
Collateralized Mortgage Obligations	9,446	272	(6)
Equity	6,047	0	(6)
Total	$ 112,873	$ 1,519	$ (177)

Securities with unrealized losses at year end 2009 and 2008 not recognized in income are as follows:

(In Thousands of Dollars)	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2009
US Government Agencies	$ 29,394	$ (200)	$ 0	$ 0	$ 29,394	$ (200)
States and Political Subdivisions	4,855	(182)	2,618	(35)	7,473	(217)
Collateralized Mortgage Obligations	1,410	(2)	0	0	1,410	(2)
Equity	94	(56)	126	(74)	220	(130)
Total Temporarily Impaired	$ 35,753	$ (440)	$ 2,744	$ (109)	$ 38,497	$ (549)

December 31, 2008
US Government Agencies	$ 14,694	$ (64)	$ 0	$ 0	$ 14,236	$ (64)
States and Political Subdivisions	3,527	(29)	2,039	(72)	5,567	(101)
Collateralized Mortgage Obligations	458	(6)	0	0	458	(6)
Equity	0	0	250	(6)	250	(6)
Total Temporarily Impaired	$ 18,679	$ (99)	$ 2,289	$ (78)	$ 20,511	$ (177)

Unrealized losses on securities shown in the previous tables have not been recognized into income because management has the intent and ability to hold these securities for the foreseeable future. The decline in market value is due to changes in interest rates for debt securities and considered normal market fluctuations for equity securities. Management has also reviewed the issuers’ bond ratings, noting they are of high credit quality.

Trading account securities are marked to market with the change in value reported on the income statement. Gains and losses on available for sale securities are recognized if the security is either deemed to be other than temporarily impaired, or the security is sold. During 2008 as the credit markets seized up and the market for auction rate securities became illiquid, the value of those securities fell substantially. We determined that due to the uncertainty surrounding the recoverability of the value of these securities, an other than temporary impairment charge was appropriate. During 2009 we had two securities which were written down for other than temporary impairment by a total of $150,000. These securities were trust preferred securities of Michigan banks that had a combined original book value of $500,000 and were written down to $350,000. The following table shows gross gains and losses on investment securities for the three year period:

(In Thousands of Dollars)	2009	2008	2007
Trading Account Securities Losses	$ (213)	$ (454)	$ (628)

Available for Sale Securities
Other than temporary impairment losses	$ (150)	$ (5,443)	$ 0
Gross realized gains	1,814	$ 139	$ 8
Gross realized losses	(130)	(159)	(131)
Net realized gains (losses)	$ 1,534	$ (5,463)	$ (123)

The fair value of securities at December 31, 2009, by stated maturity, is shown below. Actual maturities may differ from stated maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In Thousands of Dollars)	Fair Value
Due in one year or less	$ 22,960
Due after one year through five years	102,555
Due after five years through ten years	20,439
Due after ten years	7,638
Total	153,592

Equity securities	3,338
Total securities	$ 156,930

At December 31, 2009 and 2008, securities with carrying values approximating $101,187,000 and $70,027,000 were pledged to secure public trust deposits, securities sold under agreements to repurchase, and for such other purposes as required or permitted by law.

Federal Home Loan Bank stock is carried at cost, which approximates fair value.

NOTE 5 – LOAN SERVICING

Loans held for sale at year end are as follows:

(In Thousands of Dollars)
	2009	2008
Loans held for sale	$ 578	$ 1,408
Less: Allowance to adjust to lower of cost or market	0	0
Loans held for sale, net	$ 578	$ 1,408

Mortgage loans serviced for others are not reported as assets.  The principal balances of these loans at year end are as follows:

(In Thousands of Dollars)
	2009	2008
Mortgage loan portfolios serviced for:
Federal Home Loan Mortgage Association	$ 599,624	$ 508,874
Federal National Mortgage Association	$ 2,535	$ 3,751
Federal Home Loan Bank	$3,617	$ 5,375

Custodial escrow balances maintained in connection with serviced loans were $1,158,000 and $951,800 at year end 2009 and 2008.

Activity for capitalized mortgage servicing rights, included in other assets on the Consolidated Balance Sheet, was as follows:

(In Thousands of Dollars)
	2009	2008	2007
Servicing rights:
Beginning of year	$ 2,370	$ 2,284	$ 1,856
Acquired in acquisitions	0	0	369
Additions	3,056	1,038	580
Amortized to expense	(1,721)	(954)	(521)
Valuation (Impairment)/Recovery	0	2	0
End of year	$ 3,705	$ 2,370	$ 2,284

Management has determined that no valuation allowance was necessary at December 31, 2009 or 2008. A valuation allowance of $2 thousand was required at December 31, 2007 and was recovered in 2008.

The fair value of mortgage servicing rights was $5,422,000 and $4,542,000 at year end 2009 and 2008. Fair value was determined using a discount rate of 8.41%, prepayment speeds ranging from 170% to 270%, depending on the stratification of the specific right, and a weighted average delinquency rate of 1.53%.

The weighted average amortization period is 4.2 years.  Estimated amortization expense for each of the next five years is:

(In Thousands of Dollars)
2010	$ 730
2011	$ 605
2012	$ 506
2013	$ 430
2014	$ 357

NOTE 6 – LOANS

Loans at year end were as follows:
(In Thousands of Dollars)	2009	2008
Commercial	$ 192,096	$ 184,455
Mortgage Loans on Real Estate:
Residential	376,683	403,695
Commercial	397,863	391,572
Construction	85,229	103,206
Consumer	63,403	69,328
Credit Card	6,333	5,968
Subtotal	1,121,607	1,158,224
Less:
Allowance for loan losses	19,114	14,594
Loans, net	$ 1,102,493	$ 1,143,630

Activity in the allowance for loan losses was as follows:

(In Thousands of Dollars)
	2009	2008	2007
Beginning balance	$ 14,594	$ 11,477	$ 9,966
Allowance of acquired bank	0	0	2,345
Provision for loan losses	14,671	8,256	2,014
Loans charged off	(11,185)	(5,815)	(3,423)
Recoveries	1,034	676	575
Ending balance	$19,114	$14,594	$ 11,477

Impaired loans were as follows:

(In Thousands of Dollars)
	2009	2008	2007
Year end loans with no allocated allowance for loan losses	$ 19,223	$ 12,282	$ 11,392
Year end loans with allocated allowance for loan losses	11,454	7,300	3,598
Total	$ 30,677	$ 19,582	$ 14,990

Amount of the allowance for loan losses allocated	$ 3,427	$ 2,885	$ 769

(In Thousands of Dollars)	2009	2008	2007
Nonaccrual loans at year end	$ 30,677	$ 19,582	$ 10,454
Restructured Loans	7,106	275	543
Loans past due over 90 days still on accrual at year end	3,221	4,982	3,161
Average of impaired loans during the year	29,047	23,402	11,864
Interest income recognized during impairment	718	454	463
Cash-basis interest income recognized	58	52	30

Approximately $25,809,000 and $30,081,000 of commercial loans were pledged to the Federal Reserve Bank of Chicago discount window at December 31, 2009 and 2008 to secure potential overnight borrowings.

NOTE 7 – PREMISES AND EQUIPMENT

Year end premises and equipment were as follows:
(In Thousands of Dollars)	2009	2008
Land	$ 5,692	$ 5,294
Buildings	31,937	31,937
Furniture, fixtures and equipment	19,472	19,504
Total	57,101	56,735
Less:
Accumulated depreciation	(31,664)	(29,794)
Total	$ 25,437	$ 26,941

Depreciation expense was $2,675,000, $3,174,000, and $2,959,000 for 2009, 2008, and 2007. Rent expense was $356,000 in 2009 compared with $410,000 for 2008, and $406,000 for 2007. Rental commitments for the next five years under non-cancelable operating leases were as follows (before considering renewal options that generally are present):

(In Thousands of Dollars)
2010	$ 583
2011	568
2012	453
2013	373
2014	178
Total	$ 2,155

NOTE 8 – GOODWILL AND INTANGIBLE ASSETS

Goodwill

During the third quarter of 2009 we commissioned a third party to complete an impairment analysis of our goodwill. The results of that test showed that no impairment existed at that time based on the assumptions used to value the company. We determined that the appropriate reporting level to evaluate the company was the total company. The standard for the valuation used was fair value defined as the price that would be received to sell the company as a whole in an orderly transaction between market participants at the measurement date. In addition, we assumed that synergies and other cost reductions of 15% would occur from a change of control in determination of the fair value.

The analysis included two approaches to determine the fair value; the income approach, where value was determined using a discounted cash flow of projected earnings capacity including synergies was determined using a 12% discount rate; and the market approach, where value was determined using price-to-earnings, price-to-tangible book value and core deposit premiums of similar sized transactions. These measures were compiled and a composite value determined. This composite value was compared to the carrying value of common equity to determine if impairment existed. Since the calculated fair value exceeded the carrying value of equity by 3.3% no impairment was recorded. As of the date the testing was completed, management concurred with the result provided by the third party used for the analysis.

Assumptions for future earnings and synergies are inherently uncertain and actual results could differ from these assumptions. If future earnings do not achieve the estimates used in the modeling, or future valuations for transactions in the market change, the results of future testing could be different, possibly resulting in impairment of our goodwill at a future date.

The change in the carrying amount of goodwill for the year is as follows:

(In Thousands of Dollars)
	2009	2008
Balance at January 1	$ 35,603	$ 34,421
Goodwill from acquisitions/(divestitures)	(90)	302
Reclassification of other intangibles to goodwill	0	880
Balance at December 31	$ 35,513	$ 35,603

The $302,000 of goodwill from acquisitions in 2008 relates to the purchase of ICNB. The $880,000 reclassification in 2008 resulted from a re-characterization of an intangible relating to an earlier acquisition.

Acquired Intangible Assets

Acquired intangible assets at year end were as follows:

(In Thousands of Dollars)	Gross Amount	Accumulated Amortization	Net Carrying Amount

2009
Amortized intangible assets:
Core deposit premium resulting from
bank and branch acquisitions	$ 7,930	$ 4,990	$ 2,940
Other customer relationship intangibles	271	271	0
Total	$ 8,201	$ 5,261	$ 2,940

2008
Amortized intangible assets:
Core deposit premium resulting from
bank and branch acquisitions	$ 8,029	$ 4,148	$ 3,881
Other customer relationship intangibles	271	271	0
Total	$ 8,300	$ 4,419	$ 3,881

Aggregate amortization expense was $934,000, $1,071,000, and $954,000 for 2009, 2008, and 2007, respectively. The amount shown as core deposit premium at December 31, 2009 is net of a write off from sale of our Auburn branch in the second quarter of 2009 which had a gross amount of $99,000 and accumulated amortization of $92,000. Our estimated amortization expense for each of the next five years:

(In Thousands of Dollars)

Year	Amount
2010	$ 796
2011	$ 697
2012	$ 482
2013	$ 370
2014	$ 278

NOTE 9 – FEDERAL INCOME TAXES

Federal income taxes consist of the following:

(In Thousands of Dollars)	2009	2008	2007
Current expense	$ 144	$ 2,451	$ 2,560
Deferred expense (benefit)	241	(3,513)	331
Change in deferred tax valuation allowance	659	0	0
Total	$ 1,044	$ (1,062)	$ 2,891

A reconciliation of the difference between federal income tax expense and the amount computed by applying the federal statutory tax rate of 35% in 2009, 2008 and 2007 is as follows:

(In Thousands of Dollars)	2009	2008	2007
Tax at statutory rate	$ 1,307	$ (120)	$ 3,947
Adjustment of federal tax uncertain liabilities	0	0	(124)
Effect of tax-exempt interest	(554)	(604)	(535)
Deferred tax valuation allowance	659	0	0
Other	(368)	(338)	(397)
Federal income taxes	$ 1,044	$ (1,062)	$ 2,891

Effective tax rate	28%	322%	26%

The components of deferred tax assets and liabilities consist of the following at December 31st year end:

(In Thousands of Dollars)
	2009	2008
Deferred tax assets:
Allowance for loan losses	$ 5,850	$ 4,709
Deferred compensation	1,318	1,966
Losses on capital investments	1,836	2,309
Other	745	1,140
Total deferred tax assets	9,749	10,124
Deferred tax liabilities:
Fixed assets	(1,852)	(2,023)
Mortgage servicing rights	(1,019)	(679)
Purchase accounting adjustment	(785)	(920)
Unrealized gain on securities available for sale	(308)	(457)
Other	(726)	(894)
Total deferred tax liabilities	(4,690)	(4,973)
Net deferred tax assets	$ 5,059	$ 5,151
Deferred tax valuation allowance	(659)	0
Net deferred tax assets	$ 4,400	$ 5,151

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. In reviewing the company’s position relative to deferred tax assets associated with certain incurred capital losses, management determined that a valuation adjustment of $659,000 was necessary at year end 2009. Based on this determination, a non-cash charge was made to record the valuation adjustment, reducing the deferred tax asset, and increasing current year income tax expense. The establishment of a valuation allowance does not relinquish our rights to utilize the deferred asset, but rather recognizes that at the current time management does not believe the deferred asset will be able to be utilized prior to its expiration. The deferred assets for which the valuation allowance was established were related to capital losses for which we do not believe we will have capital gains to offset. These assets are; $70,000 to expire in 2012, and $589,000 to expire in 2015.

At year end 2008, management determined that no such allowance was required. Losses on capital investments have a three year carry back and five year carry forward time period for offset. The timeframe begins with the sale of the investment. Certain tax planning strategies have been established, including the possible sale and leaseback of certain of our facilities that management believes could be executed if necessary to retain the benefits listed above.

Net deferred tax assets at December 31, 2009 and 2008 are included in other assets in the accompanying consolidated balance sheets.

NOTE 10 – DEPOSITS

Time deposits of $100,000 or more were $243 million and $225 million at year end 2009 and 2008. There were $19.6 million and $27.0 million of brokered CDs included in time deposits of $100,000 or more in 2009 and 2008 respectively.

Scheduled maturities of time deposits at December 31, 2009 were as follows:

(In Thousands of Dollars)
Year	Amount
2010	$ 357,244
2011	152,619
2012	18,786
2013	14,142
2014	12,398
2015 and after	10
Total	$ 555,202

NOTE 11 – BORROWINGS

Information relating to securities sold under agreements to repurchase is as follows:

(In Thousands of Dollars)
	2009	2008
At December 31:
Outstanding Balance	$ 39,409	$ 52,917
Average Interest Rate	.29%	.34%

Daily Average for the Year:
Outstanding Balance	$ 44,933	$ 42,111
Average Interest Rate	.30%	1.78%

Maximum Outstanding at any Month End	$ 50,148	$ 54,151

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

We had no unsecured overnight borrowings, in the form of federal funds purchased at December 31, 2009. There were no overnight borrowings at December 31, 2008.

We renewed a line of credit agreement with Comerica Bank, on June 30, 2008 at a variable interest rate chosen by us of either Comerica Bank’s prime commercial borrowing rate, or 1.55% over Comerica Bank’s Eurodollar-based Rate. This agreement allowed for a revolving line of credit up to an aggregate principal amount of $30,000,000. In 2008 we accessed the line to provide working capital and had an outstanding balance of $5,600,000 at year end. On January 30, 2009, we repaid the balance and cancelled the line. A new line of credit of $6.0 million was established with the PrivateBank in early 2009. The line was never utilized and the Company chose to cancel the line prior to year-end.

Firstbank – Alma had a 6.00% fixed rate note payable with a balance of $27,000 at December 31, 2008.  The note matured on January 1, 2009 and was paid off.

Firstbank – West Michigan had a 6.25% fixed rate note payable with a balance of $82,000 at December 31, 2008.  The note was paid off on June 4, 2009.

Austin Mortgage Company, LLC had a prime rate minus 0.50% variable rate line of credit with a balance of $644,000 at December 31, 2008.  The Company chose not to renew the line and it was paid off on January 30, 2009.

NOTE 12 – FEDERAL HOME LOAN BANK ADVANCES

Long term borrowings have been secured from the Federal Home Loan Bank. At year end, advances from the Federal Home Loan Bank were as follows:

(In Thousands of Dollars)
	2009	2008
Maturities January 2010 through March 2026 at fixed rates ranging from 0.40% to 7.30%, averaging 4.65%	$ 92,263	$ 122,921

Maturities January 2010 through March 2010 with a variable rate of interest at year end of 0.46%	$ 8,000	$ 33,000

Each Federal Home Loan Bank advance is payable at its maturity date without penalty, however, substantial penalties do exist if an advance is paid before its contractual maturity. Such penalties vary from advance to advance and are based on the size, interest rate, and remaining term of each specific advance. Advances of $68,900,000 may be converted from fixed to variable rate by the FHLB, but may be repaid, without penalty, if that option is exercised. The advances were collateralized by $270,638,000 and $282,731,000 of first mortgage loans under a blanket lien arrangement and pledges of specific mortgages at year end 2009 and 2008. As of December 31, 2009, the Company had $63,570,000 of additional borrowing capacity with the Federal Home Loan Bank.

Maturities of FHLB advances are as follows:

(In Thousands of Dollars)
2010	$ 66,419
2011	20,000
2012	4,826
2013	1,500
2014	0
2015 and after	7,518
Total	$ 100,263

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

The trusts are not consolidated with the company’s financial statements, but rather the subordinated debentures are shown as a liability.  Our investment in the stock of the trust was $1,084,000 and is included in equity securities available for sale. These investments are restricted from sale and are carried at historical cost, which approximates fair value.

NOTE 14 – SHAREHOLDERS’ EQUITY

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums.

On January 30, 2009 we issued 33,000 shares of Series A, no par value $1,000 liquidation preference, fixed rate cumulative perpetual preferred stock (Preferred Stock) and warrants to purchase 578,947 shares of our common stock at an exercise price of $8.55 per share (Warrants), to the U.S. Department of Treasury in return for $33 million under the Capital Purchase Program (CPP). Of the proceeds, $32.7 million was allocated to the Preferred Stock and $0.3 million was allocated to the Warrants based on the relative fair value of each. The $0.3 million discount on the Preferred Stock is being accreted using an effective yield method over five years. The Preferred Stock and Warrants qualify as Tier 1 capital.

The Preferred Stock pays cumulative quarterly cash dividends at a rate of 5% per year on the $1,000 liquidation preference through February 15, 2014 and at a rate of 9% per year thereafter. We accrue dividends based on the rates, liquidation preference and time since last quarterly dividend payment. Under the CPP, the consent of the U.S. Treasury is required for any quarterly common stock dividend of more than $0.225 per share (subject to adjustment for stock splits, stock dividends and certain other transactions) and for any common share repurchases (other than common share repurchases in connection with any benefit plan in the ordinary course of business) in each case until January 30, 2012, unless the Preferred Stock has been fully redeemed or the U.S. Treasury has transferred all the Preferred Stock to third parties prior to that date.  In addition, all accrued and unpaid dividends on the Preferred Stock must be declared and the payment set aside for the benefit of the holders of Preferred Stock before any dividend may be declared on our common stock and before any shares of our common stock may be repurchased, subject to certain limited exceptions.

Holders of shares of the Preferred Stock have no right to exchange or convert such shares into any other security of Firstbank Corporation and have no right to require the redemption or repurchase of the Preferred Stock.  The Preferred Stock does not have any sinking fund.  The Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Preferred Stock.

After January 30, 2012, we may redeem the Preferred Stock for the liquidation preference plus accrued and unpaid dividends.  Any such redemption is subject to U.S. Treasury’s prior consultation with the Federal Reserve Board.

The Warrants are immediately exercisable for 578,947 shares of our common stock at an initial exercise price of $8.55 per common share.  The Warrants are transferrable and may be exercised at any time on or before January 30, 2019.

NOTE 15 – BENEFIT PLANS

The Firstbank Corporation 401(k) plan, a defined contribution plan, is an IRS qualified 401(k) salary deferral plan, under which Firstbank Corporation stock is one of the investment options. The Board of Directors approved changing the plan to a Safe Harbor 401(k) plan for the 2008 plan year. A Safe Harbor plan relieves administrative testing in exchange for immediate vesting of the employee’s matching contributions. Both employee and employer contributions may be made to the plan. The Company’s 2009, 2008 and 2007 matching 401(k) contributions charged to expense were $557,000, $572,000 and $425,000 respectively.  The increase in match represents additional employees from the ICNB acquisition. The percent of the Company’s matching contribution to the 401(k), and the determination to offer a Safe Harbor plan, is determined annually by the Board of Directors.

The ICNB Financial Corporation Incentive Savings Plan was an IRS approved 401(k) plan that allowed both employee and employer contributions. Firstbank – West Michigan’s 2007 matching contributions charged to expense after acquisition was $21,000. The ICNB Savings Plan was terminated in the first quarter of 2008 and Firstbank – West Michigan’s employees were eligible to participate in the Firstbank Corporation 401(k) Plan on January 1, 2008. Firstbank – West Michigan also had a deferred compensation plan for its directors and executive officers. The plan was frozen before the ICNB acquisition and has a balance at the end of 2009 of $2.3 million.

The Board of Directors had established the Firstbank Corporation Affiliate Deferred Compensation Plan (“Plan”). The American Jobs Creation Act of 2004, had significant impact on the design and operation of non-qualified deferred compensation plans. As a result of those changes, future deferrals into the Plan were suspended effective December 31, 2004. This nonqualified plan, as defined by the Internal Revenue Code, allowed Directors to defer their director fees and key management to defer a portion of their salaries into the Plan. The Plan was terminated in 2009 and the assets are being distributed according to the Plan document. The distribution does not materially enhance an existing benefit or right, nor does it create a new benefit or right.

NOTE 16 – STOCK BASED COMPENSATION

The Company has stock based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $112,000, $181,000, and $247,000 for 2009, 2008 and 2007. The total income tax benefit was $38,000, $62,000 and $84,000, respectively.

The Firstbank Corporation Stock Compensation Plans of 1993, 1997 and 2006 (“Plans”), as amended,  which were shareholder approved, provide for the grant of 395,986, 593,798 and 315,000 shares of stock, respectively, in either restricted form or under option. Options may be either incentive stock options or nonqualified stock options. As of December 31, 2009 only nonqualified stock options and restricted stock shares have been issued under the plans. The Plan of 1993 terminated April 26, 2003. The 1997 Plan terminated April 28, 2007. The 2006 Plan will terminate February 27, 2016. The Board, at its discretion, may terminate any or all of the Plans prior to the Plans’ scheduled termination dates.  At year end 2009, there were 128,665 shares available for grand under the 2006 Plan.

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

All companies are required to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted. This cost is expensed over the employee service period, which is normally the vesting period of the options.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of our common stock. We use historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The weighted average fair value of options granted was $2.18, $0.39 and $2.80 in 2009, 2008, and 2007, respectively.

	2009	2008	2007

Risk-free interest rate	2.80%	2.71%	3.53%
Expected option life	7 years	7 years	7 years
Expected stock price volatility	38.6%	30.2%	30.1%
Dividend yield	4.7%	12.4%	5.6%

Activity under the plans:

	Twelve months ended December 31, 2009 Total options outstanding
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (000)
Options outstanding, beginning of period	485,140	$ 18.19
Granted	42,950	$ 8.60
Exercised	0	-
Forfeited	(9,242)	$ 19.54
Expired	(22,417)	$ 15.40
Options outstanding, end of period	496,431	$ 17.46	5.8	$ 40
Options exercisable, end of period	334,937	$ 19.85	4.4	$ 8

Proceeds, related tax benefits realized from options exercised and intrinsic value of options exercised were as follows:

	Twelve months ended December 31,
(In Thousands of Dollars)
	2009	2008	2007
Proceeds of options exercised	$ 0	$ 0	$ 624
Related tax benefit recognized	$ 0	$ 0	$80
Intrinsic value of options exercised	$ 0	$ 0	$ 227

As of December 31, 2009, there was $156,000 of total unrecognized compensation cost related to non-vested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 2.2 years.

Options outstanding at December 31, 2009 were as follows:

	Options outstanding			Exercisable
Range of exercise prices	Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (years)	Shares	Weighted Average Exercise Price
$ 7.80 - $12.00	107,700	$ 8.12	9.3	12,950	$ 7.80
$12.01 - $16.00	140,254	$ 14.85	4.3	102,304	$ 14.42
$16.01 - $ 20.00	41,213	$ 19.20	2.9	41,213	$ 19.20
$20.01 - $ 26.18	207,764	$ 23.75	5.4	178,469	$ 23.98
Total	496,431	$ 17.46	5.8	334,937	$ 19.85

Restricted Stock

Restricted shares may be issued under the Plans as described above. Compensation expense is recognized over the vesting period of the shares based on the market value of the shares on the issue date.

A summary of changes in the Company’s non-vested shares for 2009 follows:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2009	10,015	$ 15.38
Granted	8,500	$ 7.68
Vested	(1,787)	$ 12.79
Non-vested at December 31, 2009	16,228	$ 11.87

As of December 31, 2009, there was $115,000 of total unrecognized compensation cost related to non-vested shares granted under the Restricted Stock Plan. The cost is expected to be recognized over a weighted-average period of 1.8 years. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007 was $22,900, $31,700, and $0. Expense of $48,000 was recorded for restricted stock in 2009 compared with $28,000 in 2008 and $14,000 in 2007.

NOTE 17 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates were as follows:

(In Thousands of Dollars)	2009	2008
Beginning balance	$ 57,230	$ 51,569
New loans	38,930	76,603
Repayments	47,442	(67,572)
Addition/(Deletion) of Directors	(2,883)	(3,370)
Ending balance	$ 45,835	$ 57,230

Deposits from principal officers, directors, and their affiliates at year end 2009 and 2008 were $23.2 million and $23.2 million respectively.

NOTE 18 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

Financial instruments with off-balance sheet risk were as follows at year end:

	(In Thousands of Dollars)
	2009		2008
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$ 40,897	$8,016	$ 58,751	$ 10,807
(at market rates)
Unused lines of credit and letters
of Credit	$ 22,452	$113,034	$ 22,547	$ 119,444
Standby Letters of Credit	$ 6,541	$18,879	$ 8,491	$ 11,042

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 6.0% to 7.75% and maturities ranging from 1 year to 30 years.

NOTE 19 – CONTINGENCIES

From time to time certain claims are made against the Company and its banking subsidiaries in the normal course of business. There were no outstanding claims considered by management to be material at December 31, 2009.

NOTE 20 – DIVIDEND LIMITATION OF SUBSIDIARIES

Capital guidelines adopted by Federal and State regulatory agencies and restrictions imposed by law limit the amount of cash dividends the banks can pay to the Company. At December 31, 2009, using the most restrictive of these conditions for each bank, the aggregate cash dividends that the banks can pay the Company without prior approval was $21,848,000. It is not the intent of management to have dividends paid in amounts which would reduce the capital of the banks to levels below those which are considered prudent by management and in accordance with guidelines of regulatory authorities.

NOTE 21 – STOCK REPURCHASE PROGRAM

On July 23, 2007 the board of directors approved a plan to re-establish the authorization to repurchase shares of Firstbank Corporation common stock in an aggregate amount of up to $5 million from that date forward.

During 2007, we repurchased 103,100 shares of our common stock for an average cost per share of $17.47. We did not repurchase any shares during 2008 or 2009.

As of June 30, 2009 we had authority to repurchase $3.2 million of our common stock under the July 2007 plan. On August 24, 2009, the Board of Directors unanimously approved rescinding the remaining authority to repurchase common shares.

NOTE 22 – CAPITAL ADEQUACY

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

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited; as are asset growth and expansion, and capital restoration plans are required.

At year end 2009 and 2008, the most recent regulatory notifications categorize us as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed that classification.

Actual and required capital amounts at year end and ratios are presented below:

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

(In thousands of dollars)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2009
Total Capital to Risk Weighted Assets
Consolidated	$ 156,898	14.21%	$ 88,355	8.00%	$ 110,443	10.00%
Firstbank – Alma	21,728	12.66%	13,727	8.00%	17,159	10.00%
Firstbank – Mt. Pleasant	36,680	12.01%	24,431	8.00%	30,538	10.00%
Firstbank – West Branch	22,366	11.75%	15,233	8.00%	19,041	10.00%
Firstbank – St. Johns	8,823	12.22%	5,777	8.00%	7,221	10.00%
Keystone Community Bank	26,320	11.89%	17,706	8.00%	22,133	10.00%
Firstbank – West Michigan	17,308	13.22%	10,473	8.00%	13,091	10.00%

Tier 1 (Core) Capital to Risk Weighted Assets
Consolidated	$ 143,538	13.00%	$ 44,177	4.00%	$ 66,266	6.00%
Firstbank – Alma	19,576	11.41%	6,864	4.00%	10,295	6.00%
Firstbank – Mt. Pleasant	32,861	10.76%	12,215	4.00%	18,323	6.00%
Firstbank – West Branch	20,372	10.70%	7,616	4.00%	11,425	6.00%
Firstbank – St. Johns	7,915	10.96%	2,888	4.00%	4,332	6.00%
Keystone Community Bank	23,542	10.64%	8,853	4.00%	13,280	6.00%
Firstbank – West Michigan	15,627	11.94%	5,236	4.00%	7,855	6.00%

Tier 1 (Core) Capital to Average Assets
Consolidated	$ 143,538	10.05%	$ 57,153	4.00%	$ 71,441	5.00%
Firstbank – Alma	19,576	7.27%	10,764	4.00%	13,455	5.00%
Firstbank – Mt. Pleasant	32,861	9.07%	14,499	4.00%	18,124	5.00%
Firstbank – West Branch	20,372	8.15%	9,995	4.00%	12,493	5.00%
Firstbank – St. Johns	7,915	8.64%	3,666	4.00%	4,583	5.00%
Keystone Community Bank	23,542	9.97%	9,446	4.00%	11,808	5.00%
Firstbank – West Michigan	15,627	8.05%	7,769	4.00%	9,711	5.00%

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

(In thousands of dollars)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2008
Total Capital to Risk Weighted Assets
Consolidated	$ 123,200	11.06%	$ 89,122	8.00%	$ 111,403	10.00%
Firstbank – Alma	18,744	10.36%	14,469	8.00%	18,086	10.00%
Firstbank – Mt. Pleasant	31,875	10.60%	24,060	8.00%	30,075	10.00%
Firstbank – West Branch	19,357	10.60%	14,613	8.00%	18,266	10.00%
Firstbank – St. Johns	22,557	10.27%	17,571	8.00%	21,964	10.00%
Keystone Community Bank	18,270	12.37%	11,820	8.00%	14,775	10.00%
Firstbank – West Michigan

Tier 1 (Core) Capital to Risk Weighted Assets	$ 111,396	10.00%	$ 44,561	4.00%	$ 66,842	6.00%
Consolidated	16,480	9.11%	7,234	4.00%	10,852	6.00%
Firstbank – Alma	28,924	9.62%	12,030	4.00%	18,045	6.00%
Firstbank – Mt. Pleasant	17,364	9.51%	7,307	4.00%	10,960	6.00%
Firstbank – West Branch	6,566	9.28%	2,829	4.00%	4,244	6.00%
Firstbank – St. Johns	16,392	11.09%	5,910	4.00%	8,865	6.00%
Keystone Community Bank
Firstbank – West Michigan
	$ 111,396	8.08%	$ 55,118	4.00%	$ 68,897	5.00%
Tier 1 (Core) Capital to Average Assets	16,480	6.56%	10,045	4.00%	12,557	5.00%
Consolidated	28,924	8.48%	13,649	4.00%	17,062	5.00%
Firstbank – Alma	17,364	6.86%	10,125	4.00%	12,656	5.00%
Firstbank – Mt. Pleasant	6,566	7.80%	3,367	4.00%	4,209	5.00%
Firstbank – West Branch	20,676	8.95%	9,243	4.00%	11,554	5.00%
Firstbank – St. Johns	$ 123,200	11.06%	$ 89,122	8.00%	$ 111,403	10.00%
Keystone Community Bank	18,744	10.36%	14,469	8.00%	18,086	10.00%
Firstbank – West Michigan	31,875	10.60%	24,060	8.00%	30,075	10.00%

NOTE 23 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year end:

(In Thousands of Dollars)
	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets:
Cash and cash equivalents	$ 107,365	$ 107,365	$ 63,712	$ 63,712
Trading Account Securities	2,828	2,828	222	222
Securities available for sale	156,930	156,930	112,873	112,873
Federal Home Loan Bank stock	9,084	9,084	9,084	9,084
Loans held for sale	578	578	1,408	1,461
Loans, net	1,102,493	1,101,500	1,143,630	1,149,175
Accrued interest receivable	4,421	4,421	5,255	5,255
Financial Liabilities:
Deposits	(1,149,063)	(1,135,093)	(1,046,914)	(1,048,661)
Securities sold under agreements to
repurchase and overnight borrowings	(39,409)	(39,409)	(52,917)	(52,917)
Federal Home Loan Bank advances	(100,263)	(104,356)	(155,921)	(162,801)
Notes payable	0	0	(6,353)	(6,355)
Accrued interest payable	(2,195)	(2,195)	(2,755)	(2,755)
Subordinated Debentures	(36,084)	(38,114)	(36,084)	(39,971)

The methods and assumptions used to estimate fair value are described as follows: The carrying amount is the estimated fair value for cash and cash equivalents, short term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short term debt, and variable rate loans or deposits that re-price frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent re-pricing or re-pricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes.  Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The fair value of off-balance sheet items was not material to the consolidated financial statements at December 31, 2009 and 2008.

The following tables present information about our assets measured at fair value on a recurring basis at December 31, 2009, and valuation techniques used by us to determine those fair values.

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that we have the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. In 2008, our Level 2 securities consisted of auction rate securities secured by preferred stock, and preferred stock.   We recorded other than temporary impairment on these securities to write them down to the valuation derived from the factors noted above as of December 31, 2009.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Assets Measured at Fair Value on a Recurring Basis

(In Thousands of Dollars)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31
2009
Securities available for sale	$ 149,371	$ 0	$ 7,559	$ 156,930
Trading securities	$ 2,828	$ 0	$ 0	$ 2,828

2008
Securities available for sale	$ 101,030	$ 3,963	$ 7,880	$ 112,873
Trading securities	$ 222	$ 0	$ 0	$ 222

Changes in Level 3 Assets Measured at Fair Value on a Recurring Basis

(Dollars in Thousands)	2009	2008
Balance at beginning of year	$ 7,880	$ 13,160
Total realized and unrealized gains/(losses) included in income	(100)	(1,666)
Total unrealized gains/(losses) included in other comprehensive income	(56)	0
Net purchases, sales, calls and maturities	85	2,755
Net transfers in/out of Level 3	(250)	(6,369)
Balance at end of year	$ 7,559	$ 7,880

The Level 3 assets that were held at each year end are carried at historical cost unless which approximates fair value.   During 2009, $905,000 of these securities were sold, or paid down, and $990,000 of new securities were acquired. During 2008, $533,000 of these securities were sold, or paid down and $3.3 million of new securities were acquired. The $250,000 of net transfers out of Level 3 related to a security which is now priced in the open market.

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

We also have assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These assets consist of impaired loans and other real estate owned. We have estimated the fair value of impaired loans using Level 3 inputs, specifically valuation of loans based on either a discounted cash flow projection, or a discount to the appraised value of the collateral underlying the loan. We use appraised values or broker’s price opinions to determine the fair value other real estate owned.

 Assets Measured at Fair Value on a Nonrecurring Basis

(Dollars in Thousands)	Balance at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses for the period ended December 31, 2009
Impaired loans	$ 37,783	$ 0	$ 0	$ 37,783	$ 6,866
Other real estate owned	$ 7,425	$ 0	$ 0	$ 7,425	$ 924

Impaired loans categorized as Level 3 assets consist of non-homogeneous loans that are considered impaired. We estimate the fair value of the loans based on the present value of expected future cash flows using management’s best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals). The $6.9 million in losses indicated in the table above were charged to the allowance for loan losses.

NOTE 24 – BASIC AND DILUTED EARNINGS PER SHARE

(In Thousands, Except per Share Data)	Year Ended December 31
	2009	2008	2007
Basic earnings per common share
Net income available to common shareholders	$ 1,151	$ 719	$8,386
Weighted average common shares outstanding	7,657	7,477	6,954

Basic earnings per common share	$ 0.15	$ 0.10	$ 1.21

Diluted Earnings per Share
Net income available to common shareholders	$ 1,151	$ 719	$8,386

Weighted average common shares outstanding	7,657	7,477	6,954
Add dilutive effects of assumed exercises of options	2	1	3
Weighted average common and dilutive potential
Common shares outstanding	7,659	7,478	6,957

Diluted earnings per common share	$ 0.15	$ 0.10	$ 1.21

S tock options and warrants for 1,065,629, 419,290, and 314,036 shares of common stock were not considered in computing diluted earnings per share for 2009, 2008, and 2007 because they were anti-dilutive.

  NOTE 25 – FIRSTBANK CORPORATION (PARENT COMPANY ONLY)

CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS
	Year Ended December 31,
(In Thousands of Dollars)	2009	2008
ASSETS
Cash and cash equivalents	$ 10,152	$ 600
Commercial loans	214	242
Investment in and advances to banking subsidiaries	163,071	149,319
Securities	3,912	1,306
Other assets	8,467	9,671
Total Assets	$ 185,816	$ 161,139
LIABILITIES AND EQUITY
Accrued expenses and other liabilities	$ 2,852	$ 4,471
Other Borrowed Funds	0	5,600
Subordinated Debentures	36,084	36,084
Shareholders’ equity	146,880	114,983
Total Liabilities and Shareholders’ Equity	$ 185,816	$ 161,139

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years Ended December 31st	2009	2008	2007
Dividends from banking subsidiaries (net of capital infusions)	$ 7,246	$ 8,773	$ 13,574
Other income	5,542	3,713	4,163
Other expense	(8,800)	(8,086)	(8,353)
Income before income tax and undistributed subsidiary income	3,988	4,400	9,384
Income tax benefit	1,022	1,522	1,446
Equity in undistributed subsidiary income	(2,319)	(5,203)	(2,444)
Net income	2,691	719	8,386
Change in unrealized gain (loss) on securities, net of tax and
classification effects	(288)	403	614
Comprehensive income	$ 2,403	$ 1,122	$ 9,000
CONDENSED STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2009	2008	2007
Cash flows from operating activities
Net income	$ 2,691	$ 719	$ 8,386
Adjustments:
Unrealized loss on trading account securities	213	454	628
Equity in undistributed subsidiary income	2,322	4,065	2,444
Stock Option and Restricted Stock Grant Compensation Expense	158	209	261
Change in other assets	1,204	3,764	973
Change in other liabilities	(1,619)	(582)	754
Net cash from operating activities	4,969	8,629	13,446

Cash flows from investing activities
Sale/(Purchase) of Securities AFS	(2,819)	0	164
Net decrease in commercial loans	28	32	51
Payments for Investments in Subsidiaries	(16,360)	(12,838)	(39,120)
Net cash from investing activities	(19,151)	(12,806)	(38,905)

Cash flows from financing activities
Proceeds from issuance of long-term debt and notes payable	0	6,100	35,064
Payments of long-term debt	(5,600)	(500)	(19,600)
Proceeds from issuance of preferred stock and common stock warrants	33,000	0	0
Proceeds from issuance of common stock	909	1,766	21,324
Repurchase of common stock	0	0	(1,801)
Dividends on preferred stock	(1,513)	0	0
Dividends on common stock	(3,062)	(6,725)	(6,246)
Net cash from financing activities	23,734	642	28,741
Net change in cash and cash equivalents	9,552	(3,535)	3,282
Beginning cash and cash equivalents	600	4,135	853
Ending cash and cash equivalents	$ 10,152	$ 600	$ 4,135

NOTE 26 – OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

(In Thousands of Dollars)	2009	2008	2007
Change in unrealized holding gains and losses on available for sale securities	$ (1,098)	$ 540	$ 858
Less reclassification adjustments for gains and losses later recognized in income	1,534	(20)	(123)
Net unrealized gains and (losses)	(436)	560	981
Tax effect	148	157	367

Other comprehensive income (loss)	$ (288)	$ 403	$ 614

NOTE 27 – QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Thousands of Dollars, Except per Share Data)		2009
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year

Interest income	$ 18,732	$ 18,496	$ 18,763	$ 18,695	$ 74,686
Net interest income	11,601	11,856	12,596	12,694	48,747
Income before federal income taxes	1,983	(232)	1,520	464	3,735
Net income	1,513	62	1,217	(101)	2,691
Preferred stock dividends	274	413	413	413	1,513
Net income available to common shareholders	1,239	(351)	804	(514)	1,178
Basic earnings per common share	0.16	(0.04)	0.10	(0.07)	0.15
Diluted earnings per common share	0.16	(0.04)	0.10	(0.07)	0.15

		2008
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year
Interest income	$ 21,238	$ 20,411	$ 20,502	$ 20,040	$ 82,191
Net interest income	11,464	11,517	11,895	11,962	46,838
Income before federal income taxes	2,871	80	782	(4,076)	(343)
Net income	2,150	292	737	(2,460)	719
Basic earnings per common share	0.29	0.04	0.10	(0.33)	0.10
Diluted earnings per common share	0.29	0.04	0.10	(0.33)	0.10

All per share amounts have been adjusted for stock dividends and stock splits.

FIRSTBANK CORPORATION

BOARD OF DIRECTORS                                                                         OFFICERS

William E. Goggin, Chairman                                                                         Thomas R. Sullivan

Chairman, Firstbank – Alma                                                                           President & Chief Executive Officer

Attorney, Goggin Law Offices

                                                                                                                  Samuel G. Stone

Thomas D. Dickinson, CPA                                                                            Executive Vice President, Chief Financial

Certified Public Accountant                                                                           Officer, Secretary & Treasurer

Biggs, Hausserman, Thompson & Dickinson P.C.

                                                                                                                  William L. Benear

David W. Fultz                                                                                             Vice President

Owner, Fultz Insurance Agency &,

Kirtland Insurance Agency                                                                             Dan Grenier (effective January 1, 2010)

                                                                                                                  Vice President

Jeff A. Gardner

Certified Property Manager &                                                                        David L. Miller

Owner, Gardner Group                                                                                  Vice President

Edward B. Grant, Ph.D., CPA                                                                         Douglas J. Ouellette

Chairman, Firstbank (Mt. Pleasant)                                                                Vice President

General Manager, Public Broadcasting,

Central Michigan University                                                                           Dale A. Peters (retired January 1, 2010)

                                                                                                                  Vice President

David D. Roslund, CPA

Administrator, Warwick Living Center                                                              Richard D. Rice

Small Business Investor and Manager                                                              Vice President of Accounting & Operations

Samuel A. Smith                                                                                           Thomas O. Schlueter

Owner, Smith Family Funeral Homes                                                               Vice President

Thomas R. Sullivan                                                                                       James E. Wheeler, II

President & Chief Executive Officer, Firstbank Corporation                               Vice President

                                                                                                                  Paul C. Williams

                                                                                                                  Controller

                                                                                                                  NON-BANK SUBSIDIARY

                                                                                                                  Austin Mortgage Company, LLC

FIRSTBANK CORPORATION                                                                 FIRSTBANK CORPORATION

311 Woodworth Avenue                                                                           OPERATIONS CENTER

P. O. Box 1029                                                                                           308 Woodworth Avenue

Alma, Michigan  48801                                                                              Alma, Michigan  48801

(989) 463-3131

FIRSTBANK – ALMA

BOARD OF DIRECTORS                                                                         OFFICERS

William E. Goggin, Chairman                                                                         James E. Wheeler, II

Chairman, Firstbank Corporation                                                                   President & Chief Executive Officer

Attorney, Goggin Law Offices

                                                                                                                  Richard A. Barratt

Martha A. Bamfield, D.D.S.                                                                           Executive Vice President

Dentist, Nester & Bamfield, DDS, PC

                                                                                                                  Laura A. Crocker

Cindy M. Bosley                                                                                           Vice President

Chief Administrative Officer, Masonic Pathways

                                                                                                                  Gregory A. Daniels

Paul C. Lux                                                                                                  Vice President

Owner, Lux Funeral Homes, Inc.

                                                                                                                  Tammy L. Halfmann

Donald L. Pavlik                                                                                          Vice President

Superintendent, Alma Public Schools

                                                                                                                  Marita A. Harkness

David D. Roslund, CPA                                                                                 Vice President

Administrator, Warwick Living Center

Small Business Investor and Manager                                                              Timothy M. Lowe

                                                                                                                  Vice President

Thomas R. Sullivan

President & Chief Executive Officer, Firstbank Corporation                               Joan S. Welke

                                                                                                                  Vice President

Saundra J. Tracy, Ph.D.

President, Alma College                                                                                 Pamela K. Winters

                                                                                                                  Vice President

James E. Wheeler, II

President & Chief Executive Officer, Firstbank – Alma

Vice President, Firstbank Corporation

                                                                                                                  SUBSIDIARY

                                                                                                                  Firstbank – Alma Mortgage Company

OFFICE LOCATIONS

Alma                                         Ashley                                       Ithaca                                        Merrill

     7455 N. Alger Road                       114 S. Sterling St.                     219 E. Center St.                             125 W. Saginaw St.

     (989) 463-3134                             (989) 847-2394                          (989) 875-4107                                (989) 643-7253

     230 Woodworth Ave.                 St. Charles                                 St. Louis

     (989) 463-3137                             102 Pine St.                               135 W. Washington Ave.

                                                     (989) 865-9918                            (989) 681-5758

     311 Woodworth Ave.

     (989) 463-3131                        Vestaburg

                                                     9002 W. Howard City-Edmore Rd.

                                                     (989) 268-5445

FIRSTBANK (MT. PLEASANT)

BOARD OF DIRECTORS                                                                         OFFICERS

Edward B. Grant, Ph.D., CPA, Chairman                                                          Douglas J. Ouellette

General Manager, Public Broadcasting, Central Michigan University                  President & Chief Executive Officer

Steven K. Anderson                                                                                      Peter Stalker

President & CEO, Cadillac Tire Center, Cadillac                                              Community Bank President-Cadillac

President & CEO, Upper Lakes Tire, Gaylord

                                                                                                                  Daniel J. Timmins

Ralph M. Berry                                                                                             Community Bank President-Clare

Owner, Berry Funeral Homes

                                                                                                                  Kim D. vonKronenberger

Glen D. Blystone, CPA                                                                                  Community Bank President - Lakeview

Blystone & Bailey, CPA’s PC

                                                                                                                  Mark B. Perry

Kenneth C. Bovee                                                                                         Senior Vice President

President & Chief Executive Officer, Keystone Management Group

                                                                                                                  Robert L. Wheeler

Robert E. List, CPA                                                                                      Senior Vice President

Shareholder, Weinlander Fitzhugh, CPA’s

Manager, Clare and Gladwin Offices                                                               Cheryl L. Gaudard

                                                                                                                  Vice President

William M. McClintic

Attorney, W.M. McClintic, PC                                                                         Barbara J. Kain

                                                                                                                  Vice President

Keith D. Merchant

President, B&P Manufacturing                                                                       Karen L. McKenzie

                                                                                                                  Vice President

J. Regan O’Neill

President and Co-Founder, Network Reporting Corporation                               Teresa L. Rupert

President and Co-Founder, NetMed Transcription Services, LLC                         Vice President

Douglas J. Ouellette                                                                                      Tracey L. Sallee

President & Chief Executive Officer, Firstbank (Mt. Pleasant)                            Vice President

Vice President, Firstbank Corporation

                                                                                                                  Dianne Stilson

E. Lynn Pohl, CPA                                                                                       Vice President

Partner, Boge, Wybenga & Bradley, PC

Kenneth A. Rader                                                                                         SUBSIDIARY

Owner, Ken Rader Farms                                                                               Firstbank – Mt. Pleasant Mortgage Company

Phillip R. Seybert

President, P.S. Equities, Inc.

Thomas R. Sullivan

President & Chief Executive Officer, Firstbank Corporation

OFFICE LOCATIONS

Mt. Pleasant                              Cadillac                        Howard City                             Remus

     102 S. Main St.                           114 W. Pine St.             830 W. Shaw St.                           201 W Whetland Ave.

     (989) 773-2600                          (231) 775-9000             (231) 937-4383                            (989) 967-3602

     4699 Pickard St.                    Clare                            Lakeview                                   Shepherd

     (989) 773-2335                          806 N. McEwan Ave.       506 Lincoln Ave.                        258 W. Wright Ave.

                                                     (989) 386-7313              (989) 352-7271                          (989) 828-6625

     2013 S. Mission St.

     (989) 773-3959                     Canadian Lakes                 9531 N. Greenville Rd.           Winn

                                                     10049 Buchanan Rd.        (989) 352-8180                          2783 Blanchard Rd.

     1925 E. Remus Rd.                      Stanwood, MI                                                                 (989) 866-2210

     (989) 775-8528                          (231) 972-4200         Morley

                                                                                         101 E. 4th St.

                                                                                         (231) 856-7652

FIRSTBANK – WEST BRANCH

BOARD OF DIRECTORS                                                                         OFFICERS

Joseph M. Clark, Chairman                                                                            Dale A. Peters

Owner, Morse Clark Furniture                                                                        President & Chief Executive Officer

                                                                                                                  (retired January 1, 2010)

Bryon A. Bernard

CEO, Bernard Building Center                                                                        Daniel H. Grenier

                                                                                                                  President & Chief Executive Officer

Robert Carpenter, CPA                                                                                  (effective January 1, 2010)

Vice President, Robertson & Carpenter CPA’s

                                                                                                                  Lorri B. Burzlaff

David W. Fultz                                                                                             Vice President

Owner, Fultz Insurance Agency &

Kirtland Insurance Agency                                                                             Pamela J. Crainer

                                                                                                                  Vice President

Daniel H. Grenier

President & Chief Executive Officer, Firstbank – West Branch                            Danny J. Gallagher

Vice President, Firstbank Corporation                                                             Vice President

(effective January 1, 2010)

                                                                                                                  James L. Kloostra

Robert T. Griffin, Jr.                                                                                    Vice President

Owner and President, Griffin Beverage Company,

Northern Beverage Co. and West Branch Tank & Trailer                                    Eileen S. McGregor

                                                                                                                  Vice President

Christine R. Juarez

Attorney, Juarez and Juarez, PLLC                                                                  Mark D. Wait

                                                                                                                  Vice President

Norman J. Miller

Owner, Miller Farms and Miller Dairy Equipment and Feed                                Marie A. Wilkins

                                                                                                                  Vice President

Dale A. Peters (retired January 1, 2010)

President & Chief Executive Officer, Firstbank – West Branch

Vice President, Firstbank Corporation

Jeffrey C. Schubert, D.D.S.

Dentist

Thomas R. Sullivan

President & Chief Executive Officer, Firstbank Corporation

Mark D. Weber, MD                                                                                      Subsidiaries

Orthopedic Surgeon                                                                                      1st Armored, Incorporated

                                                                                                                   Firstbank – West Branch Mortgage Company

Kimberly Zygiel

Accountant, Stephenson, Gracik & Company, PC

OFFICE LOCATIONS

West Branch                              Fairview                                   Hale                             Higgins Lake

     502 W. Houghton Ave.                1979 Miller Rd.                          3281 M-65                     4522 W. Higgins Lake Dr.

     (989) 345-7900                          (989) 848-2243                          (989) 728-7566              (989) 821-9231

     601 W. Houghton Ave.           Prescott                                    Rose City                      St. Helen

     (989) 345-7900                          311 Harrison St.                         505 S. Bennett St.          1990 N. St. Helen Rd.

                                                     (989) 873-6201                          (989) 685-3909              (989) 389-1311

     2087 S. M-76

     (989) 345-5050

     2375 M-30

     (989) 345-6210

                                            FIRSTBANK – ST. JOHNS

BOARD OF DIRECTORS                                                                         OFFICERS

Dr. Ann M. Flermoen, D.D.S., Chairman                                                          Thomas R. Sullivan

Dentist, Ann M. Flermoen, DDS                                                                      Chief Executive Officer

Todd Deitrich                                                                                               Craig A. Bishop

President, Olympian Tool, Inc.                                                                       President

Frank G. Pauli                                                                                              Janette Havlik

President, Pauli Ford-Mercury, Inc.                                                                Vice President

Sara Clark-Pierson                                                                                        Daniel Redman

Attorney, Certified Public Accountant, Clark Family Enterprises                         Vice President

Donald A. Rademacher

Owner, RSI Home Improvement, Inc.

Samuel A. Smith

Owner, Smith Family Funeral Homes

.

Thomas R. Sullivan

President & Chief Executive Officer, Firstbank Corporation

                                                                                                                                                  SUBSIDIARY

                                                                                                              Firstbank – St. Johns Mortgage Company

OFFICE LOCATIONS

St. Johns                                                           DeWitt

     201 N. Clinton Ave.                                           13070 US - 27

     (989) 227-8383                                                 (517) 668-8000

     1065 Superior Dr.

     (989)227-6995

KEYSTONE COMMUNITY BANK

BOARD OF DIRECTORS                                                                         OFFICERS

Kenneth V. Miller, Chairman                                                                          Thomas O. Schlueter

Partner, Havirco                                                                                           President & Chief Executive Officer

Owner, Millennium Restaurant Group

                                                                                                                  Diana K. Greene

Michelle L. Eldridge                                                                                     Senior Vice President

Principal, LVM Capital Management, LTD.

                                                                                                                  John E. Laman

Samuel T. Field                                                                                            Senior Vice President

Attorney, Field & Field, P.C

                                                                                                                  Cynthia J. Carter

Jeff A. Gardner                                                                                            Vice President

Certified Property Manager &

Owner, Gardner Group                                                                                  Sara S. Dana

                                                                                                                  Vice President

John E. Hopkins

Retired, former President & Chief Executive Officer,                                          Rodney S. Dragicevich

Kalamazoo Community Foundation                                                                 Vice President

Ronald A. Molitor                                                                                         Kimberly A. Labadie

President, Mol-Son, Inc.                                                                                Vice President

John M. Novak                                                                                           Cynthia L. Mount

Principal, Miller Canfield Attorneys & Counselors                                           Vice President

Thomas O. Schlueter

President & Chief Executive Officer, Keystone Community Bank

Vice President, Firstbank Corporation

Thomas R. Sullivan

President & Chief Executive Officer, Firstbank Corporation

John R. Trittschuh, M.D.

President, EyeCare Physicians and Surgeons, P.C.

                                                                                                                SUBSIDIARY

                                                                                                                  Keystone Mortgage Services, LLC

OFFICE LOCATIONS

Kalamazoo                                                        Portage                                                   Paw Paw

     107 West Michigan Ave.                                      6405 South Westnedge Ave.                        900 East Michigan Avenue

     (269) 553-9100                                                  (269) 321-9100                                        (269) 655-1000

    235 North Drake Road                                          3910 West Centre Street

     (269) 544-9100                                                  (269) 323-9100

    2925 Oakland Drive

    (269) 488-9200

    5073 Gull Road                                                    (269)488-4800 FIRSTBANK - WEST MICHIGAN

BOARD OF DIRECTORS                                                                         OFFICERS

Jerome I. Gregory, Chairman                                                                          William L. Benear

Chief Executive Officer, Carr Agency, Inc.                                                       President & Chief Executive Officer

William L. Benear                                                                                          Clare R. Colwell

President & Chief Executive Officer, Firstbank – West Michigan                         Executive Vice President

Vice President, Firstbank Corporation

                                                                                                                  Larry A. D’Haem

Janice K. DeYoung                                                                                        Vice President

President, Michigan Chief Sales, Inc.

                                                                                                                  Debrann Hauserman

Thomas D. Dickinson, CPA                                                                            Vice President

Certified Public Accountant

Biggs, Hausserman, Thompson & Dickinson P.C.                                              Blaine A. Kemme

                                                                                                                  Vice President

David M. Laux

President, Industrial Engineering Services, Inc.                                                Kevin M. Meade

                                                                                                                  Vice President

Dr. James E. Reagan, D.D.S.

Dentist, James E. Reagan, DDS                                                                      Daniel P. Mitchell

                                                                                                                  Vice President

Thomas R. Sullivan

President & Chief Executive Office, Firstbank Corporation                                 Jackeline Salerno Thebo

                                                                                                                  Vice President

                                                                                                                  Subsidiary

                                                                                                                  ICNB Mortgage Company

                                                                                                                  First Investment Center

OFFICE LOCATIONS

Ionia                                   Belding                                    Lowell                                  Woodland

  302 W. Main St.                        105 S. Pearl St.                            2601 W. Main St.                        115 S. Main St.

  (616) 527-0220                         (616) 794-1195                             (616) 897-6171                            (269) 367-4911

  202 N. Dexter St.                      9344 W. Belding Rd.                   Sunfield

  (616) 527-1550                         (616) 794-0890                              145 Main St.

                                                                                                    (517) 566-8025

  2600 S. State Rd.                    Hastings

  (616) 527-9250                          1500 W. M-43 Hwy.

                                                 (269) 948-2905

BUSINESS OF THE COMPANY

Firstbank Corporation is a bank holding company.  As of December 31, 2009, our subsidiaries are Firstbank – Alma; Firstbank (Mt. Pleasant); Firstbank – West Branch and it’s wholly owned subsidiary 1st Armored, Incorporated; Firstbank – St. Johns; Keystone Community Bank; Firstbank – West Michigan; FBMI Risk Management Services, Inc.; and Austin Mortgage Company, LLC. As of December 31, 2009, Firstbank Corporation and its subsidiaries employed 466 people on a full-time equivalent basis.

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

The banks obtain most of their deposits and loans from residents and businesses in Barry, Bay, Clare, Gratiot, Kalamazoo, Ionia, Iosco, Isabella, Mecosta, Midland, Montcalm, Ogemaw, Oscoda, Roscommon, Saginaw, and parts of Clinton, Eaton, Kent and Wexford counties. Firstbank – Alma has its main office and one branch in Alma, Michigan, and one branch located in each of the following areas:  Ashley, Ithaca, Merrill, Pine River Township (near Alma), St. Charles, St. Louis, and Vestaburg, Michigan. Firstbank (Mt. Pleasant) has its main office and one branch located in Mt. Pleasant, Michigan, two branches located in Union Township (near Mt. Pleasant), two branches in Lakeview, and one branch located in each of the following areas: Cadillac, Canadian Lakes, Clare, Howard City, Morley, Remus, Shepherd, and Winn, Michigan. Firstbank – West Branch has its main office in West Branch, Michigan, and one branch located in each of the following areas: Fairview, Hale, Higgins Lake, Rose City, St. Helen, Prescott, and West Branch Township (near West Branch), Michigan. Firstbank – St. Johns has its main office and one branch located in St. Johns, Michigan and a third branch in DeWitt. Keystone Community bank has its main office and three branches located in Kalamazoo, Michigan, two additional branches in Portage, Michigan, and one branch in Paw Paw, Michigan. Firstbank – West Michigan has its main office and two additional branches in Ionia, Michigan, two branches in Belding, Michigan, and one branch each in Hastings, Lowell, Sunfield and Woodland, Michigan. The banks have no material foreign assets or income.

Our principal sources of revenues are interest and fees on loans and non-interest revenue resulting from banking and non-bank subsidiary activity. On a consolidated basis, interest and fees on loans accounted for approximately 78% of total revenues in 2009, 89% in 2008, and 83% in 2007. Non-interest revenue accounted for approximately 17% of total revenue in 2009, 5% in 2008, and 11% in 2007. Interest on securities accounted for approximately 5% of total revenue in 2009, 6% in 2008, and 6% in 2007.

Annual Meeting

The annual meeting of shareholders will be held on Monday, April 26, 2010 at 4:30 p.m., Heritage Center, Alma College, Alma, Michigan.

Independent Auditors                                                             General Counsel

Plante & Moran, PLLC                                                                          Varnum LLP

Grand Rapids, Michigan                                                                          Grand Rapids, Michigan

Stock Information

Firstbank Corporation common stock is traded on the NASDAQ National Market System under the symbol FBMI.  For research information and/or investment recommendations, contact:

Howe Barnes, Hoefer & Arnett          - or -                        FIG Partners, LLC

800-800-4693                                                                800-677-9654

Transfer Agent Information

Registrar and Transfer Company is Firstbank Corporation’s Transfer Agent.  You may contact the Investor Relations Department at 800-368-5948.