Form 10-K, Exhibit 13
period 2010-12-31
FIRSTBANK CORP
filed 2011-03-16
CIK 778972

EXHIBIT 13
Rule 14a-3
Annual Report

PRESIDENT’S MESSAGE

To Our Shareholders:

Last year I began this letter with the statement: “We believe that the real test of a community banking company – its philosophy, its model, its culture, and its people – comes not when times are good, but rather when difficult and demanding times test our strength and commitment.”  The past three years have been among the most extraordinary and challenging in the history of Firstbank Corporation, the financial services industry, and the Michigan, national, and global economies.  We have endured a once-in-a-generation economic, political and social storm, the impact of which will continue to be felt for years or even decades to come.  I am pleased to report that we are not just persevering – we are making progress – and remain confident that we are returning our company to acceptable levels of earnings and performance.  We achieved improved profitability in 2010 and believe that better times are ahead.  I want to assure you that we are taking the right steps to maintain the strength and stability of the company while positioning ourselves for success as economic and market conditions improve.

In 2010, Firstbank Corporation earned net income of $3.8 million, or 27 cents per share, an improvement of 40% over 2009. Net income available to common shareholders improved from $1,151,000 in 2009 to $2,084,000 in 2010 or 81% year over year.  Net interest income increased 5.6% to $51.5 million. Average earning assets increased 4.0%. Average deposits increased 9.9%. Gains from the sale of mortgage loans totaled more than $5.9 million, as we helped our customers take advantage of the low interest rate environment to lock-in safe, low rate, long-term financing for their homes.

We achieved these results despite continued high unemployment levels in many of our communities and throughout our state; despite the unstable real estate environment in which both commercial and residential property values continue to fall; and despite a business environment in which a number of our commercial customers have simply exhausted their resources and are no longer able to continue servicing their debts.  All of these factors have contributed to high levels of loan losses, and a need to continue building reserves against potential future losses.  Our loan loss provision expense in 2010 was $13.4 million, down slightly from the 2009 expense of $14.7 million.  The provision covered the $11.0 million of net loan losses incurred in 2010, and further strengthened the reserve to 2.06% of total loans.

These results were also attributable to improved efficiency and effective cost control.  We completed the disposal of 1st Armored, Inc. during the first quarter of 2010 which produced a small gain, but was neutral to on-going earnings, allowing us to focus all of our energies on our core business of community banking. Staffing levels and benefit costs were challenged throughout the company, resulting in a reduction of more than 6% in that category; additionally, Occupancy and Equipment expense declined by more than 11% as we eliminated overhead wherever possible.  Unfortunately, the expenses related to the collection, protection, and disposal of loan collateral, including the falling value of real estate that the company had acquired in satisfaction of loans, offset most of those savings.  We believe that as the Michigan and local economies improve, and unemployment rates decline to more traditional levels, the credit related expenses should decline and as a result earnings will improve.

Additionally, we have continued to grow low cost core deposits throughout the branch network of the company.  We followed 2009’s deposit growth of $103 million, with further deposit growth of $34 million in 2010.  This  success in our local markets has allowed us to reduce higher cost wholesale funding, such as Internet and Brokered C.D’s and Federal Home Loan Bank advances by over $115 million during that two year period, helping to improve the net interest margin to 3.87%.  The improvement in the margin will be positive for future earnings especially if we are able to generate quality lending opportunities.

The maintenance of a strong and high quality level of capital has always been paramount to our company.  Likewise, we have long understood the balance sought by traditional community bank shareholders between cash dividends and the retention of capital to support growth initiatives.  The management of the capital of the company has become more challenging as we have gone through this economic crisis during which earnings have not sufficiently supported cash dividends, and banking regulators have required capital levels well in excess of amounts previously considered “well capitalized.”  As a result, during the year 2009 and into 2010 we reduced the cash dividend to reflect both the lower level of earnings and the growing uncertainty about the economic future.  In the second quarter of 2010 we cut the quarterly dividend to $0.01 – a drastic move premised on the need to be prepared for a prolonged and potentially worsening economy.  Some would argue that we should have made that reduction in late 2008 or 2009, however, at that time we remained mindful of the importance of the cash dividend to many of our shareholders, and had anticipated that the economic environment would improve.  We hope to be able to increase the dividend, however, to do so, we would like to see three specific things happen: several quarters of steadily improving earnings; a consistent and significant reduction of net loan charge-offs (which improves earnings and diminishes the need for additional loan loss reserves); and more certainty around the regulatory requirements for bank capital levels.

The company, and all of its’ banks, comfortably meet and exceed not only the definitions to be considered “well capitalized”, but also the evolving regulatory requirements which are determined during the normal regulatory examinations to which all banks are subject.  In fact, our company and its subsidiary banks, have always met the well-capitalized definitions.  However, in late 2008 and early 2009, we sensed that economic and regulatory pressures were mounting, which would dictate that companies needed to maintain capital levels substantially higher than the defined “well-capitalized” amounts.  As a result, in early 2009 we determined to participate in the Capital Purchase Program as designed by the U.S. Treasury Department, and accepted $33 million of additional capital through issuance of Preferred Stock.  Our sense that capital requirements would increase has proven to be true.  As an example, while the definition of “well-capitalized” for the Total Risk-Based Capital Ratio has not changed from 10% - regulators today routinely treat that as the “minimum” to be considered well-capitalized, and have an expectation that all of the banks and the holding company will exceed 12% on that ratio.  Many companies, including a number of our peers here in Michigan, have had to significantly dilute the ownership of their existing shareholders by selling shares into the market at very low prices to achieve these new capital levels.  Our decision to issue the preferred shares strengthened the balance sheet with low cost capital, assured us the capital to continue servicing our customers and communities, and avoided diluting our current shareholders ownership of the company at below market value.  We closely monitor the capital markets and alternative sources of capital for the company, and will only issue new shares when we determine it is in the best interests of our shareholders to do so.

 Our performance during 2010, while not at our historical levels, underscores the value and benefits of our community banking model.  We have continued to serve our customers and communities with distinction.  Our loan quality, even though we are experiencing unprecedented losses – still compares favorably to most of our state wide peers. Our capital strength and liquidity have enabled us to continue to pursue quality lending opportunities.  We have conservatively grown our balance sheet, re-invested in the company where growth opportunities exist, and positioned ourselves so that as Michigan and the national economies recover, we are poised to take advantage of opportunities as they develop.

We emerged from 2010 stronger than we were in 2009, primarily because we adhered to the same principles that have proven successful for our company for many years. As we look forward to 2011 and beyond, we believe that our continued focus on community and customer will lead us to improved profitability; our practice of aggressively addressing credit issues as they arise will enable us to maintain asset quality superior to most of our peers; our dedication to developing our branch network’s core deposit gathering capability will build our net interest margin and liquidity; and our commitment to maintaining a strong level of capital, will all position us for future success.

We are very proud that as the financial crisis unfolded over the past few years, the people of Firstbank Corporation understood the vital role our firm needed to play, and felt a deep responsibility to our many stakeholders. It is this sense of responsibility that enables us to focus on what really matters: taking care of our customers, helping the communities in which we operate, and protecting our company for the benefit of our shareholders.  This is a testimony to the collective strength of our people, many of whom have worked tirelessly for months on end. Their dedication, commitment, professionalism and continued hard work have served our customers, our communities, and our company exceptionally well. We are fortunate to have great people in our company – and we thank each and every one of them for all of their efforts on behalf of Firstbank Corporation.

I would also like to acknowledge the contributions of a long time board member who is retiring following this shareholders meeting in conformance with our retirement policy.  Mr. David Roslund joined the board of Firstbank – Alma in March 1990, and was elected to the board of Firstbank Corporation in 1994.  Dave has served in numerous board roles including Chairman of the Firstbank–Alma Audit Committee and as a member of both the Audit and Compensation Committees of the Corporation. He has been an active member of the mid-Michigan business community with extensive business interests in a variety of service and manufacturing companies. Dave has been a valuable and contributing member of the boards of both the Alma bank and the Corporation, and on behalf of the staff, all of our directors, and our shareholders I want to express our gratitude to Dave for his commitment and service to our company, and to wish he and Marge all the best in the future.

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

Sincerely,

/s/ Thomas R. Sullivan
Thomas R. Sullivan President & Chief Executive Officer

2010
Annual Report

This 2010 Annual Report contains audited financial statements and a detailed financial review.  This is Firstbank Corporation’s 2010 Annual Report to Shareholders.

The report presents information concerning the business and financial results of Firstbank Corporation in a format and level of detail that we believe shareholders will find useful and informative.  Shareholders who would like to receive even more detailed information than that contained in this 2010 Annual Report are invited to request our Annual Report on Form 10-K.

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

FINANCIAL HIGHLIGHTS Firstbank Corporation

(In Thousands of Dollars, Except per Share Data)
For the year:	2010	2009	2008	2007	2006
Interest income	$72,382	$74,686	$82,191	$80,862	$70,786
Net interest income	51,492	48,747	46,838	42,645	40,065
Provision for loan losses	13,344	14,671	8,256	2,014	767
Non-interest income	11,829	15,409	3,990	9,720	10,133
Non-interest expense	44,702	45,750	42,915	39,074	34,821
Net income	3,763	2,691	719	8,386	10,208
Net income available to common	2,084	1,151	719	8,386	10,208

At year end:
Total assets	1,458,343	1,482,356	1,425,340	1,365,739	1,095,092
Total earning assets	1,332,662	1,342,530	1,292,647	1,229,564	1,008,545
Loans	1,032,975	1,122,185	1,159,632	1,123,654	910,640
Deposits	1,183,783	1,149,063	1,046,914	1,011,392	835,426
Other borrowings	118,070	175,756	251,275	217,910	149,976
Common shareholders’ equity	115,665	114,173	114,983	118,611	96,073
Total shareholders’ equity	148,428	146,880	114,983	118,611	96,073

Average balances:
Total assets	1,488,673	1,433,555	1,396,357	1,223,470	1,070,759
Total earning assets	1,351,872	1,300,354	1,264,425	1,118,569	987,232
Loans	1,077,718	1,135,868	1,145,849	1,010,863	904,196
Deposits	1,170,195	1,064,567	1,024,305	915,077	808,897
Other borrowings	160,547	207,614	236,095	182,740	152,409
Common shareholders’ equity	114,207	114,424	118,494	107,537	95,227
Total shareholders’ equity	146,948	144,583	118,494	107,537	95,227

Per common share: (1)
Basic earnings	$0.27	$0.15	$0.10	$1.21	$1.56
Diluted earnings	$0.27	$0.15	$0.10	$1.21	$1.55
Cash dividends	$0.08	$0.40	$0.90	$0.90	$0.85
Common shareholders’ equity	$14.82	$14.77	$15.44	$16.01	$14.82

Financial ratios:
Return on average assets	0.25%	0.19%	0.05%	0.69%	0.95%
Return on average common equity	2.56%	1.86%	0.61%	7.80%	10.72%
Average equity to average assets	9.87%	10.09%	8.38%	8.79%	8.89%
Average common equity
to average assets	7.67%	7.98%	8.38%	8.79%	8.89%
Dividend payout ratio
on common stock	16.47%	113.80%	935.73%	74.49%	54.72%

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

RESULTS OF OPERATIONS

Highlights

Firstbank Corporation (“”We” or the Company”) had net income of $3.8 million for 2010 compared with $2.7 million in 2009, an increase of $1.1 million, or 40%. After payment of dividends on preferred stock, net income available to common shareholders was $2.1 million for 2010 compared with $1.2 million in 2009, an increase of $962,000 or 79%. Core banking activities continued to provide a solid basis for earnings as net interest income increased $2.7 million from 2009. Our loan loss provision was decreased to $13.3 million in 2010, compared with $14.7 million provided in 2009. The lower provision, while elevated compared with historical levels, was possible as delinquencies and non performing loan levels stabilized during the year.

Mortgage gains decreased $1.6 million from the prior year as changes in regulations and higher rates slowed originations in the first half of the year. Mortgage rates, after increasing late in 2009, fell during the year and remained at historically low levels throughout the second half of 2010 allowing us the opportunity to re-finance many customers into more favorable loans, while also recording $5.9 million in gains on the sale of loans compared to the $7.6 million reported in 2009.

We achieved a return on average assets of 0.25%, 0.19%, and 0.05% for 2010, 2009, and 2008, respectively. Total average assets increased $55 million in 2010, $37 million in 2009, and $173 million in 2008. Basic and diluted earnings per share were $0.27, $0.15, and $.10 for the same time periods. Return on equity was 2.56% in 2010, 1.86% in 2009, and 0.61% in 2008. While these profitability measures do not meet our expectations, the industry as a whole and the Michigan banking industry in particular are experiencing similar and even more substantial impacts on their performance.

Net Interest Income

Our core business is earning interest on loans and securities while paying interest on deposits and borrowings. In response to economic recession in the United States, the Federal Reserve maintained overnight interest rates at historically low levels of 0.00% to 0.25% for a second consecutive year. While these low short term rates allowed us to lower the rates we pay on certain deposit products, it also reduces the rates we are able to earn on variable rate loan products and rates charged on renewing fixed rate loans. The net interest spread, the difference between the interest rates charged on earning assets and the rate paid on interest bearing liabilities, grew steadily in each quarter of the year. As a result, our net interest margin increased in each quarter, ending the year with a net interest margin of 3.87% compared with 3.82% in 2009, and 3.80% in 2008. During 2010, our average loan to average deposit ratio was 92%, lower than the 107% in 2009 and 112% in 2008. The decreasing ratio is a result of both our improvement in attracting core deposits and shrinking loan balances. We maintain capital and funding capacity and a desire to expand lending; however, demand for quality loans is in our local economies is very low at this time.

Net interest income increased in 2010 by $2.7 million as a combination of the higher net interest margin and a higher level of average earning assets improved earnings. Average interest earning assets increased $55 million from 2009 levels. The increase in interest earning assets was largely a result of higher balances in the investment portfolio, which rose by $82 million on average, more than offsetting a $69 million decrease in average loan balances. A critical task of management is to price assets and liabilities so that the spread between the interest earned on assets and the interest paid on liabilities is maximized while maintaining acceptable levels of risk. While interest rates on earning assets and interest bearing liabilities are subject to market forces, in general and in the short run, we can exert more control over deposit rates than earning asset rates. However, competitive forces and the need to maintain and grow deposits as a funding source place limitations on the degree of control over deposit rates. Interest bearing liabilities increased $42 million during the year, and the average rate paid on these liabilities fell by 52 basis points resulting in a decrease to interest expense of $5 million.

The following table presents a summary of net interest income for 2010, 2009, and 2008.

Summary of Consolidated Net Interest Income
	Year Ended December 31, 2010			Year Ended December 31, 2009			Year Ended December 31, 2008
(In Thousands of Dollars)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Average Assets
Interest Earning Assets:
Taxable securities	$190,114	$3,647	1.92%	$98,413	$2,743	2.79%	$82,858	$4,055	4.90%
Tax exempt securities(1)	30,249	1,751	5.79%	31,700	2,010	6.34%	33,904	2,167	6.40%
Total Securities	220,363	5,398	2.45%	130,113	4,753	3.66%	116,762	6,222	5.33%

Loans(1) (2)	1,047,149	67,545	6.45%	1,112,810	70,696	6.35%	1,130,188	76,793	6.80%
Federal funds sold	451	1	0.23%	134	0	0.25%	11,998	240	2.00%
Interest bearing deposits	83,909	205	0.25%	57,297	136	0.24%	5,477	60	1.10%
Total Earning Assets	1,351,872	73,149	5.41%	1,300,354	75,585	5.82%	1,264,425	83,315	6.59%

Nonaccrual loans	30,569			23,057			15,661
Less allowance for loan loss	(20,952)			(15,481)			(12,262)

Cash and due from banks	26,342			25,060			31,846
Other non-earning assets	100,842			100,565			96,687
Total Assets	$1,488,673			$1,433,555			$1,396,357

Average Liabilities
Interest Bearing Liabilities:
Demand	$274,570	$1,736	0.64%	$236,087	1,660	0.71%	$221,732	$2,982	1.35%
Savings	194,855	1,122	0.58%	163,249	974	0.60%	156,326	1,801	1.16%
Time	529,947	12,877	2.43%	511,269	16,208	3.17%	498,443	20,685	4.15%
Total Deposits	999,372	15,735	1.58%	910,605	18,842	2.07%	876,501	25,468	2.91%

Federal funds purchased
and repurchase agreements	40,341	96	0.24%	45,070	136	0.31%	48,227	919	1.91%
FHLB advances and
notes payable	84,122	3,562	4.24%	126,460	5,350	4.23%	151,784	6,811	4.49%
Subordinated debentures	36,084	1,497	4.15%	36,084	1,611	4.47%	36,084	2,075	5.75%
Total Interest Bearing
Liabilities	1,159,919	20,890	1.80%	1,118,219	25,939	2.32%	1,112,596	35,273	3.17%

Demand Deposits	170,823			153,962			147,804
Total Funds	1,330,742			1,272,181			1,260,400

Other Non-Interest Bearing
Liabilities	10,983			16,791			17,463
Total Liabilities	1,341,725			1,288,972			1,277,863

Average Shareholders’ Equity	146,948			144,583			118,494
Total Liabilities and
Shareholders’ Equity	$1,488,673			$1,433,555			$1,396,357

Net Interest Income(1)		$52,259			$49,646			$48,042

Rate Spread(1)			3.61%			3.50%			3.42%

Net Interest Margin (percent of
Average earning assets) (1)			3.87%			3.82%			3.80%

(1)  Presented on a fully taxable equivalent basis using a federal income tax rate of 35% for all periods presented.

(2)  Interest income includes amortization of loan fees of $1.9 million, $1.8 million, and $2.0 million for 2010, 2009, and 2008, respectively. Uncollected interest on nonaccrual loans is not included.

The table below provides an analysis of the changes in interest income and interest expense due to volume and rate:

	2009/2010			2008/2009

	Change in Interest Due to: (1)			Change in Interest Due to: (1)

	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
	(In Thousands of Dollars)

Interest Income:
Securities
Taxable Securities(2)	$1,948	$(1,014)	$934	$661	$(2,003)	$(1,342)
Tax-exempt Securities	(62)	507	445	(133)	(728)	(861)
Total Securities	1,886	(507)	1,379	528	(2,731)	(2,203)

Loans(2)	(4,218)	1,233	(2,985)	(1,166)	(5,097)	(6,263)
Federal Funds Sold	1	0	1	(127)	(113)	(240)
Interest Bearing Deposits	65	4	69	157	(81)	76

Total Interest Income on Earning Assets	(2,266)	730	(1,536)	(608)	(8,022)	(8,630)

Interest Expense:
Deposits
Interest Paying Demand	254	(178)	76	182	(1,504)	(1,322)
Savings	183	(35)	148	77	(904)	(827)
Time	573	(3,904)	(3,331)	2,720	(7,197)	(4,477)
Total Deposits	1,010	(4,117)	(3,107)	2,979	(9,605)	(6,626)

Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	(13)	(27)	(40)	(57)	(726)	(783)
FHLB and Other Notes Payable	(1,793)	5	(1,788)	(1,088)	(373)	(1,461)
Subordinated Debentures	0	(114)	(114)	0	(464)	(464)

Total Interest Expense on Liabilities	(796)	(4,253)	(5,049)	1,834	(11,168)	(9,334)

Net Interest Income	$(1,470)	$4,983	$3,513	$(2,442)	$3,146	$704

(1)	Changes in volume/rate have been allocated between the volume and rate variances on the basis of the ratio that the volume and rate variances bear to each other.
(2)	Interest is presented on a fully taxable equivalent basis using a federal income tax rate of 35%.

In 2010, the average rate realized on earning assets was 5.41%, a decrease of 41 basis points from the 2009 results of 5.82%, and 118 basis points lower than the 6.59% realized in 2008. In 2008, in reaction to a weakening economy and a credit crisis in the financial markets, the Federal Reserve aggressively lowered rates by 2.25% between January and April bringing the prime rate down to 5.00%. After a six month pause in the rate reduction strategy, the Federal Reserve then lowered rates by another 1.75% in the fourth quarter with the prime rate settling in at 3.25% at year end 2008, where it remained for all of 2009 and 2010.

Average loans outstanding decreased $66 million in 2010 when compared with 2009. As of December 31, 2010, approximately 24% of the loan portfolio was comprised of variable rate instruments, the same mix as the end of 2009. The remaining 76% of the loan portfolio is made up of fixed rate loans that do not re-price until maturity. Of the fixed rate loans approximately $266 million, or 31% of the fixed rate loan portfolio, matures within twelve months and are subject to rate adjustments at maturity. During the year, as re-pricing opportunities occurred, we put interest rate floors in place to protect our margin from falling. At year end 2010, 85% of our variable rate commercial loan portfolio was protected by a floor compared with 71% at the end of 2009.

As short term interest rates decreased in 2009 and remained low in 2010, maturing securities in the investment portfolio were replaced with securities of comparable quality bearing generally lower yields. As a result, maturing securities ran off from the investment portfolio at higher rates than comparable current offerings, decreasing the overall investment portfolio yield from 5.33% in 2008 to 3.66% in 2009 and 2.45% in 2010.

Average total interest bearing deposits for the year increased $88 million. The average rate paid on interest bearing liabilities was 1.80% in 2010, compared to 2.32% in 2009, and 3.17% in 2008. Deposit rates decreased during 2009 and 2010 with the faltering economy. Average rates paid on time deposits decreased 74 basis points in 2010 compared with 2009 and 172 basis points compared with 2008, as new and renewing deposits re-priced to lower rates. Rates on checking and savings deposits also decreased in 2010, falling seven basis points and two basis points, respectively. These same rates were 64 basis points and 56 basis points lower in 2009 than they had been in 2008.

Brokered CDs are more sensitive to changes in the interest rate than CDs offered in local markets and have been issued with original maturities ranging from three months to two years. The average balance of brokered CDs in 2010 was $11 million, compared with $19 million in 2009 and $30 million in 2008 as the need for funding from non-core sources diminished. These CDs carried an average interest rate of 1.05% in 2010 compared with 2.18% in 2009, and 4.36% in 2008.

We fund a portion of our loan portfolio with borrowings from the Federal Home Loan Bank (FHLB) and notes payable. During 2010, the average outstanding balance of FHLB advances and notes payable decreased $42 million and the year-end balance decreased $60 million when compared with 2009 balances. While FHLB borrowings are one method of funding loans when core deposits are not available, the cost is typically higher than our core deposit costs. As core deposit funding has increased and loan demand decreased, we have been able to reduce our reliance on this source of funding. The average rate paid for Federal Home Loan Bank advances and notes payable was unchanged from 2009’s rate of 4.23%. Borrowings from the Federal Home Loan Bank carry significant prepayment penalties that act as a deterrent to early payment.

In July of 2007, we issued $15.5 million in subordinated debentures to fund a portion of the ICNB acquisition. That issuance was split evenly between debentures that carry a fixed rate of 6.566% for five years, at which time they will convert to a variable interest rate of 90 day LIBOR plus 1.35%, and variable rate debentures that carry a rate of 90 day LIBOR plus 1.35%. The variable rate debentures re-price quarterly. In January of 2006, we issued $10.3 million in subordinated debentures that carry a fixed rate of 6.049% for five years, at which time they will convert to a variable interest rate of 90 day LIBOR plus 1.27%. In October of 2004, we issued $10.3 million in subordinated debentures, at a variable interest rate of 90 day LIBOR plus 1.99% which re-price on a quarterly basis. The average rate paid on all subordinated debentures during 2010 was 4.14% compared with 4.47% and 5.75% in 2009 and 2008, respectively.

We utilize short term borrowing, made up of Federal Funds Purchased and Repurchase Agreements as a source of liquidity and to balance our daily cash needs. Average short term borrowed funds decreased by $4.7 million when 2010 is compared with 2009. We also had maintained a variable rate line of credit in 2009 and 2008, which we used from time to time to provide temporary funding. There was $5.6 million outstanding at the end of 2008, which was paid off in January 2009. There were no balances outstanding on the line of credit at the end of 2009 and the line was terminated as we determined it no longer was necessary.

The 2010 interest rate spread of 3.61% is 11 basis points higher than the 2009 spread of 3.50%, and 19 basis points higher than the 2008 spread of 3.42%. Tax equivalent net interest income increased $2.6 million in 2010 as a decrease in total average earning assets of $10 million was more than offset by a five basis point improvement in the net interest margin. The net interest margin of 3.87% for 2010 was five basis points above 2009 and seven basis points better than in 2008. The increase in the rate spread in 2010 was the result of rates on average earning assets decreasing 40 basis points while the average cost of interest bearing liabilities decreased 52 basis points. The five basis point increase in the net interest margin was a result of a higher percentage of earning assets being funded by non interest bearing liabilities and equity as well as the management of rates on both loans and deposits during the year. Average earning assets represented 91% of total average assets in all three years 2008 through 2010.

Provision for Loan Losses

In accordance with accounting standards, we allocate a portion of the allowance for loans that we determine to be impaired. We analyze other loans on a pool basis in order to arrive at the appropriate allowance for loan losses. If a loan for which allocations had been established pays off, or the risk of loss is otherwise reduced, we reverse those specific allocations. The methodology described above resulted in a provision for loan losses in 2010 of $13.4 million, compared with $14.7 million in 2009, and $8.3 million in 2008. The higher provision charges in 2009 and 2010 were incurred as the struggling Michigan economy resulted in new problem loans for which either allocated reserves were established for probable losses, or loans were charged off during the year.

During 2010, we had recoveries of previously charged off loans totaling $0.9 million, and favorable outcomes on certain previously identified problem loans, reducing the amount of provision expense needed, while deterioration of certain loans to problem status and charge offs of $12.0 million increased the amount of provision expense needed. In 2009, we had recoveries of previously charged off loans totaling $1.0 million and favorable outcomes on certain previously identified problem loans, reducing the amount of provision expense needed, while deterioration of certain loans to problem status and charge offs of $11.2 million increased the amount of provision expense needed.

At December 31, 2010, the allowance for loan losses as a percent of total loans was 2.06% compared to 1.70% and 1.26% at December 31, 2009, and December 31, 2008, respectively. Total nonperforming loans were 3.60% of ending loans at December 31, 2010, compared to 3.65% and 2.14% at the two previous year ends. The decrease in the ratio in 2010 was mainly due to a decrease of $4.3 in nonaccrual loans, an increase in restructured loans of $3.1 million and a decrease in 90 day past due loans of $2.6 million. The increase in nonperforming in 2009 was due to an increase in nonaccrual loans of $11.1 million, an increase in restructured loans of $6.8 million, net of a reduction in 90 day past due loans of $1.8 million.

Net charged off loans totaled $11.0 million in 2010 compared to $10.2 million in 2009, and $5.1 million in 2008. Net charged off loans as a percent of average loans were 1.02% in 2010, 0.90% in 2009, and 0.45% in 2008. Charge offs of $2.4 million in 2010 had specific reserves established in a prior year, while in 2009 and 2008, $2.9 million and $929,000, respectively, of specific allowance allocations had been set aside at the end of the prior year. Provision expense did not need to be increased to cover those previously identified losses.

Non-interest Income

Non-interest income decreased by $3.6 million when 2010 is compared with 2009. Affecting the results in 2010 were gains on the sale of mortgages down $1.6 million, lower securities gains down $1.3million, decreased revenue from our armored car business, down $577,000, (sold at the end of the first quarter of the year) and title insurance fees down $626,000 (no longer consolidated into earnings). The sale of our armored car and title insurance businesses had negligible impact on net income. Non-interest income increased $11.4 million when 2009 is compared with 2008, as gains on the sale of mortgage loans increased $5.0 million and we recorded $1.3 million of securities related gains compared with $5.9 million of losses in the previous year. The losses on securities in 2008 were due to impairments on money market preferred securities.

We recorded an additional $150,000 of other than temporary impairment associated with the valuation of one trust preferred security this year compared with $150,000 on two securities in 2009 and $5.4 million relating to money market preferred auction rate securities in 2008. In 2009, we sold most of the auction rate securities holding from the prior year, after the market recovered, netting $1.8 million in gains on these securities. We recognized $3,000 of losses on valuation changes in our trading account securities portfolio during 2010 following losses of $213,000 in 2009 and $454,000 in losses in 2008.

Gains on the sale of mortgage loans decreased $1.6 million during 2010 after peaking at $7.6 million in 2009.
The 2009 result was $5.0 million higher than the result from 2008. In 2010, rates began the year at a level that did not result if very much refinance or purchase activity, but by mid-year rates had fallen to a point where refinance activity picked up considerably. In 2009, a low rate environment spurred a mortgage re-finance boom that lasted most of the year, generating the higher gains, while allowing customers to reduce their monthly mortgage payments. Service charges on deposit accounts were basically unchanged from 2009 after decreasing $316,000 from 2008.

When a mortgage is refinanced or pre-paid, capitalized mortgage servicing rights relating to that mortgage are written off. Refinance activity in 2010 was somewhat lower than in 2009, resulting in fewer mortgage loan prepayments, and therefore $193,000 lower amortization cost of serving rights, couple with $182,000 higher income received for servicing, caused overall mortgage servicing income to be higher by $375,000. In 2010, mortgage servicing income (servicing income net of amortization of capitalized serving rights) was a negative $96,000 compared with negative $471,000 in 2009 and positive income of $258,000 in 2008.

Deposit account service charges were $4.6 million in 2010 an increase of 1.5% from 2009, but 5.2% below the $4.8 million in 2008. Courier and cash delivery services income decreased $577,000 due to the sale of our armored car company at the end of the first quarter of the year. This revenue is from the operations of 1st Armored Incorporated, which operated an armored car and courier business, and does not include income from servicing Firstbank affiliates. The revenue from this unit had been declining for several years as pricing pressure from competition and a migration toward electronic transfer of bank transactions has reduced their volume of business.

Gains and losses from securities activities resulted in a pre-tax gain of $7,000 in 2010 compared with $1.3 million in 2009 and a loss of $5.9 million in 2008. Trading account securities had a gain of $3,000 in the year, compared with losses of $213,000 in 2009 and $454,000 in 2008. The available for sale portfolio had a gain of $3,000 in 2010 compared with a gain of $1.5 million in 2009 and a loss of $5.5 million in 2008. Market conditions resulted in our decision to record other than temporary impairment charges of $5.4 million during 2008. The original value of a portfolio of money market preferred securities was $9.4 million and was written down to a value of $4.0 million. The securities in this portfolio had made all quarterly dividend payments as required, with the exception of those secured by the preferred stock of the Federal Home Mortgage Association (FHMA). The value of the FHMA securities was written down from an original value of $1.7 million to a year end value of $34,000 in 2008. At year end 2010, all of the money market preferred securities mentioned above were sold, except for the 34,000 shares of FHMA.

We reduced our stake in the title insurance business, through a reorganization of our 100% owned 1st Title Insurance Agency, whereby we now have ownership of 48% in the business. As a result of the reduction to below 50% we no longer consolidate the results of this business into our financial statements beginning in November 2009. Title insurance sales increased $291,000 in 2009 compared with 2008, but are no longer reflected in our results in 2010. We also exited our courier and cash delivery services business through the sale of our 1st Armored subsidiary in March of 2010. This business had seen declining revenue in recent years due to increased market competition. As a result, revenue from this line item was reduced by $577,000 in 2010, but will have minimal effect on our bottom line.

Other non-interest income was $1.3 million, compared with $1.1 million in both 2009 and 2008. The increase in this line item from 2009 levels was largely due to a negative impact on revenue of our deferred compensation plan, which was a negative $133,000 in 2009, a negative $424,000 in 2008. Accounting rules required us to report the earnings or loss of the plan assets through non-interest income, with an offsetting entry to non-interest expense for the same amount. There is, therefore, no impact on net income. Also affecting the comparison were losses on the sale of Other Real Estate Owned of $354,000 in 2010, $336,000 in 2009, and $184,000 in 2008.

Non-interest Expense

Salary and employee benefits expenses decreased $1.4 million or 6.3% when 2010 compared with 2009. Cost cutting efforts in the company, a reduction of $526,000 associated with the sale of the armored car business and no longer consolidating the title insurance business, and $690,000 lower costs associated with employee benefits, primarily group insurance costs resulted in the lower overall cost. Salary and employee benefits decreased $60,000 in 2009 compared with 2008. We employed 435 full time equivalent employees at the end of 2010 compared with 466 at the end of 2009, and 483 at year end 2008.

Occupancy and equipment costs decreased $693,000 in 2010 compared with 2009 as several large assets reached full depreciation and were not replaced and a savings of $125,000 was realized from exiting the armored car and title insurance businesses. Costs had also decreased $683,000 in 2009 compared with 2008 as several large assets reached full depreciation late in 2008 and early 2009 and we sold one branch in April 2009.

FDIC expense decreased to $2.1 million, after increasing to $2.4 million in 2009 from $562,000 in 2008. The large increase in 2009 was due to a special assessment in the second quarter of the year totaling $642,000 and higher assessment fees as the FDIC rebuilds its fund after being depleted from bank failures. Costs going forward are expected to remain elevated as we were required to prepay $6.5 million for the next three years fees at the end of 2009.

Amortization of intangibles was $796,000 in 2010, compared with $934,000 in 2009, a reduction of $138,000. Amortization expense in 2008 was $1.1 million. The year over year reductions in the costs are primarily due to the accelerated amortization method used to amortize core deposit premiums from recent acquisitions.

Expenses for outside professional services in 2010 increased $210,000 compared with 2009 after increasing $89,000 from 2008. A portion of this increase, $187,000, was due to the classification of armored car expense which was previously done in house. Advertising and special promotion expense was $1.7 million, up $96,000, or 6%, in 2010 following an increase in 2009 of $196,000 as we increased our marketing efforts.

Other real estate costs continued to increase, reaching $3.5 million in 2010 compared with $2.4 million in 2009 as the cost of carrying more properties for longer time frames and write downs due to decreasing property values drove the cost up. Other real estate costs were $1.2 million in 2008.

Other non-interest expense increased to $9.0 million from $8.9 in 2009 and $8.7 million in 2008. The most significant reason for the increase is higher loan collection costs. Absent cost cutting efforts within the company, the increase would have been more substantial.

Federal Income Tax

In 2010 we had federal tax expense of $1.5 million on pre-tax earnings of $5.3 million, resulting in an effective tax rate of 29%. Included in the 2010 federal tax expense was $485,000 relating to a non-cash charge associated with deferred taxes on security losses realized in prior years that we do not expect to be able to claim. Excluding the deferred tax charge, the effective tax rate for 2010 would have been 19%. In 2009 we had federal tax expense of $1.0 million based on pre-tax earnings of $3.7 million, resulting in an effective tax rate of 28%. At year end we determined that we were unlikely to be able to claim certain deferred tax benefits associated with capital losses on securities recorded in 2008. As a result, we recorded a non-cash charge of $659,000 to our federal income tax expense and established a valuation allowance against our deferred tax assets. Absent this charge, our effective tax rate for 2009 would have been 10%. This level of effective tax rate was lower than normal due to a low level of earnings before taxes in relation to non-taxable earnings. In 2008 we had a federal tax benefit of $1,062,000 based on a pre-tax loss of $343,000. The tax benefit was larger than our pre-tax income due to tax exempt earnings during the year. The 2008 tax rate was affected by the low level of earnings before taxes in relation to non-taxable earnings for the year.

Summary of significant costs relating to asset quality and deposit insurance

Management believes that understanding certain costs which it believes are elevated in the current business environment may benefit the readers of this report in evaluating potential changes to our future results. The following table illustrates certain costs which management believes are either currently at an elevated level, or are non-recurring and will return to historically lower levels once the economic environment improves.

(In Thousands of Dollars)
	2010	2009	2008
Provision for loan losses	$13,344	$14,671	$8,256
Securities (gains)/losses	(7)	(1,321)	5,917
Loss on sale of OREO properties	354	336	184
FDIC expense	2,098	2,430	562
Legal fees	822	734	412
Other real estate operating costs	1,206	1,116	613
Other real estate valuation write-downs	2,307	1,275	615
Tax benefit on items listed at 34%	(6,842)	(6,542)	(5,630)
Total of items net of tax benefit	13,282	12,699	10,929
Deferred tax write off	484	659	0
Total	$13,766	$13,358	$10,929

FINANCIAL CONDITION

Total assets at December 31, 2010 were $1.458 billion, compared with December 31, 2009 total assets of $1.482 billion a decrease of $24 million, or 1.6%. A general lack of loan demand by qualified borrowers has resulted in an overall shrinking loan portfolio, while increases in core deposits have provided an opportunity to run off higher cost wholesale funds. Total portfolio loans decreased 8.0% at December 31, 2010 compared with the balance at the previous year end. Commercial loans decreased $28 million, or 14.4%. Residential mortgage loans decreased $24 million, or 6.4%, while commercial real estate loans decreased $24 million, or 6.0%. Construction loans were $4 million lower at December 31, 2010, decreasing 4.9%, from the previous year end. Mortgages serviced for others grew by $17 million, or 2.8%.

(In Thousands of Dollars)
	2010	2009	Change	% Change
Commercial	$164,413	$192,096	$(27,683)	(14.4)%
Commercial real estate	373,996	397,863	(23,867)	(6.0)%
Residential real estate	352,652	376,683	(24,031)	(6.4)%
Construction	81,016	85,229	(4,213)	(4.9)%
Consumer	59,543	69,736	(10,193)	(14.6)%
Total	$1,031,620	$1,121,607	$(89,987)	(8.0)%

Mortgages serviced for others	$622,700	$605,800	$16,900	2.79%

Total securities available for sale increased $106 million, or 71%. The increase was mainly due to investment of our excess available funds at better rates than is available in shorter term assets. Securities available for sale were 17.5% of total assets at year end 2010, compared with 10.6% at the end of 2009. As loan demand picks up in the future, it is expected that the securities portfolio will decline.

Premises and equipment was virtually unchanged after recognized depreciation of $2.6 million. New investments in facilities in our Dewitt and Mt Pleasant markets, along with routine updates in other facilities and equipment, offset depreciation in the year.

Total deposits increased at the end of 2010 to $1.184 billion, an increase of 3.0%, compared to $1.149 billion at year end 2009. Non-interest bearing demand deposit balances increased from the end of 2009, by $21 million to $185 million at year end 2010, an increase of 12.7%. Interest bearing demand deposits increased by $38 million, or 15.1%, and savings account balances increased $36 million, or 20.7%.

At the end of 2010, we had $8 million of wholesale CDs on the balance sheet, compared with $23 million at the end of 2009. Wholesale CDs, which contain both brokered CDs and internet CDs, typically carry a higher interest rate than locally generated CDs of similar duration but are available in large dollar pools which results in lower operational cost than smaller dollar local deposits. Including wholesale CDs, total time deposits decreased $61 million, or 10.9% compared with the end of 2009. Excluding the wholesale CDs, time deposits would have decreased from $532 million in 2009 to $487 million in 2010, a decrease of 8.6%. Time deposits were allowed to run off as we re-priced higher rate CD’s to the current low rate market because of reduced funding needs in the loan portfolio.

Securities sold under agreements to repurchase and federal funds purchased increased by $2 million. Over the past two years, management has focused its branch network on increasing core deposit growth. As a result of the growth in these core deposits and a reduction in the size of our loan portfolio, we have been able to reduce our reliance on Federal Home Loan Bank advance funding to support the loan portfolio. Federal Home Loan Bank advances decreased by $60 million at December 31, 2010 compared with December 31, 2009. The decrease in Federal Home Loan Bank advances was possible due to core deposit growth exceeding loan demand.

Asset Quality

The Michigan and national economies began to recover during 2010, albeit at a restrained pace after struggling throughout 2008 and 2009. Michigan remained as one of the worst unemployment rates in the nation throughout the year. Many banks in our state have shown significant losses associated with bad loans. We were not immune from the impact that the economy had on businesses and consumers. Our net charged off loans increased in each of the three years 2008 through 2010, as customers that had been able to sustain their payments in better times succumbed to the economic conditions. Lack of sales within development projects and severe declines in the value of those developments caused us to increase both our charge offs and our nonaccrual loan balances during the three year period. Our nonaccrual loan balances remained elevated at year end, but were down 14% from year end 2009. Total nonperforming loans, which includes nonaccrual, restructured, and 90 day past due lines decreased 9% from year end 2009. We remain vigilant at monitoring these loan relationships and working through issues with our customers.

Loans are carried at an amount which management believes will be collected. A balance considered not collectible is charged against (reduction of) the allowance for loan losses. In 2010, net charged off loans were $11.0 million, compared with $10.2 million in 2009 and $5.1 million in 2008. Net charged off loans as a percentage of average loans were 1.05% in 2010 compared with 0.90% and 0.45% in 2009 and 2008. Charge offs continued to be a problem, most notably at our newest affiliate banks, however, charged off loans remain elevated in all six of our banks.

Nonperforming loans are defined as nonaccrual loans, loans 90 days past due and any troubled loans where borrowers are under financial stress and the terms have been renegotiated to below normal market terms. Total nonperforming loans were $37.1 million and $41.0 million at December 31, 2010 and 2009, respectively. Total nonaccrual loans were $26.4 million at December 31, 2010, compared to $30.7 million at the end of 2009. The elevated level in nonaccrual loans for both years was largely due to economic stresses being felt in Michigan and across the nation. Borrowers which had previously been able to meet their loan obligations during better times have become unable to do so in the current environment. Loans past due 90 days or more decreased to $0.6 million at year end 2010 compared with $3.2 million at the end of 2009, in part because of loans moving to nonaccrual status during the year. Impaired loans are commercial loans for which we believe it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The average investment in impaired loans was $33.2 million during 2010 compared to $29.0 million during 2009. At year end, impaired loans were $36.4 million compared with $37.8 million at December 31, 2009. In the current environment, we have deemed it necessary to work with some customers to restructure loans to reduce the probability of loss to the bank. At the end of the year, we had $10.2 million of restructured loans compared with $7.1 million at year end 2009.

The allowance for loan losses was $2.3 million, or 12%, higher at year end 2010 compared with 2009. This increase was a result of provision expense of $13.3 million exceeding charged off loans of $12.0 million during the year, and recoveries of prior charged off loans of $0.9 million. Through our analysis process, we determined that it was necessary to provide more for future probable losses than our net charge offs this year due to several factors. We record provision for loan loss expense when loans for which losses are likely, are identified. For loans which carry an allocated allowance, no expense is recognized at the time of charge off to the extent that allowance has been previously provided. See the discussion of loan loss provision expense previously presented for additional information. The allowance for loan losses represents 2.08% of outstanding loans at the end of 2010, compared with 1.70% at December 31, 2009.

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

Liquidity management involves the ability to meet the cash flow requirements of our customers. These customers may be either borrowers needing to meet their credit requirements or depositors wanting to withdraw funds. Management of interest rate sensitivity attempts to manage the level of varying net interest margins and to achieve consistent net interest income through periods of changing interest rates. The net interest margin was 3.87% in 2010 compared to 3.82% in 2009. The yield on the securities portfolio fell 121 basis points, from 3.09% in 2009 to 2.45% in 2010. Loan yields increased 10 basis points, to 6.45% in 2010, from 6.35% in 2009. Deposit costs decreased 84 basis points from 2.91% in 2008 to 2.07% in 2009. Loan demand was muted through the year as customers were cautious about the economy, resulting in a decrease of $66 million in average loan balances. Average total earning assets increased $52 million as average securities investment increased $90 million and average interest bearing deposits with banks increased $27 million. The interest bearing deposit balances at banks is primarily due to excess balances held at the Federal Reserve.

Full year average balances in time deposits decreased $19 million compared with the prior year, while average demand and savings balances increased $70 million. The use of Federal Home Loan Bank advances continued to be a significant source of longer term funding; however, average advances decreased from the prior year by $42 million as we utilized increased core deposits to reduce these borrowings.

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

The prime rate, was held constant at 3.25% throughout all of 2009 and 2010 as the Federal Reserve maintained its target fed funds rate at a range of 0 to 0.25% for both years in an effort to get the economy growing again. Prime rate began 2008 at 7.25%, was reduced seven times during the year, beginning with two decreases in January that cumulatively were 1.25%. That was followed by two more reductions in March and April of three quarters of a percent and one quarter of a percent, respectively. With the prime rate at 5.00%, the Federal Reserve went on hold until October. With the economy faltering and a financial credit crunch in process, the Federal Reserve lowered rates by one half a percent twice in October and by three quarters of a percent in December causing the prime rate to fall to its year-end level of 3.25%.

The principal sources of liquidity for us are maturing securities, federal funds purchased or sold, loan payments by borrowers, investment securities, loans held for sale, deposit or deposit equivalent growth and Federal Home Loan Bank advances. Securities maturing or re-pricing within one year at December 31, 2010 were $92 million, compared to $23 million at December 31, 2009. Total investments available for sale were $256 million at year end 2010, an increase of $109 million from the prior year end.

The table below shows the interest sensitivity gaps for five different intervals as of December 31, 2010. Deposits that do not have a fixed maturity date are shown as immediately re-pricing according to reporting conventions.

	Maturity or Re-Pricing Frequency
		(In Millions of Dollars)
	1 Day	2 Days through 3 Months	4 Months through 12 Months	13 Months through 5 Years	More than 5 Years

Interest Earning Assets:
Loans	$251.9	$61.0	$126.1	$513.8	$80.1
Securities	0	20.9	71.4	92.1	71.3
Other earning assets	48.2	4.7	3.0	2.7	8.2
Total	$300.1	$86.6	$200.5	$608.6	$159.6

Interest Bearing Liabilities:
Deposits	504.4	88.6	246.3	159.2	0
Other interest bearing liabilities	40.3	47.9	9.1	17.1	3.7
Total	$544.7	$136.5	$255.4	$176.3	$3.7

Interest Sensitivity Gap	$(244.6)	$(49.9)	$(54.9)	$432.3	$155.9

Cumulative Gap	$(244.6)	$(294.5)	$(349.4)	$82.9	$238.8

For the one day interval, maturities of interest bearing liabilities exceed those of interest earning assets by $245 million. Included in the one day maturity classification are $430 million in savings and checking accounts which are contractually available to our customers immediately, but in practice, function as core deposits with considerably longer maturities. In the two day through the five year time frame, interest sensitive assets exceed interest sensitive liabilities by $328 million, resulting in a cumulative position of interest sensitive assets exceeding interest sensitive liabilities by $83 million through five years. For the time period greater than five years, the analysis shows an asset sensitive position, such that cumulatively, interest sensitive assets exceed interest sensitive liabilities by $156 million.

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

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABLILITES, AND OFF-BALANCE SHEET ARRANGEMENTS

We have various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table presents, as of December 31, 2010, significant fixed and determinable contractual obligations to third parties by payment date.

(In Thousands of Dollars)
Contractual Obligation	One Year or less	1 - 3 Years	3 - 5 Years	More than 5 Years	Total

Time Deposits	$333,745	$123,778	$35,651	$76	$493,250
Federal Funds Borrowed and
Repurchase Agreements	41,328				41,328
Long Term Debt	24,000	9,302	917	6,438	40,658
Subordinated Debt	0			36,084	36,084
Operating Leases	595	994	317	0	1,906

Further discussion of the nature of each obligation is included in Notes 7, 10, 11, 12, and 13 to the consolidated financial statements.

Our operating lease obligations represent short and long-term lease and rental payments, primarily for facilities, and to a lesser degree for certain software and data processing equipment.

The following table details the amounts and expected maturities of significant commitments as of December 31, 2010.

(In Thousands of Dollars)
	One Year	One to	Three to	Over
	Or Less	Three Years	Five Years	Five Years	Total
Credit:
Commercial real estate	$75,729	$6,202	$1,793	$1,443	$85,167
Residential real estate	1,296	47	10	21,755	23,108
Construction loans	3,586	741	252	23	4,602
Revolving home equity and credit card lines	4,592	13,556	17,614	3,005	38,767
Other	4,545	1,793	1,877	9,569	17,784
Commercial standby letters of credit	15,675	2,472	84	3,080	21,311

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

Smaller balance homogeneous loans such as residential first mortgage loans secured by one to four family residences, residential construction, automobile, home equity and second mortgage loans, are collectively evaluated for impairment. Commercial loans and first mortgage loans secured by other properties are evaluated individually for impairment. When credit analysis of the borrower’s operating results and financial condition indicates the underlying ability of the borrower’s business activity is not sufficient to generate adequate cash flow to service the business’ cash needs, including our loans to the borrower, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 90 days or less. Commercial loans are rated on a scale of 1 to 10, with grades 1 to 4 being satisfactory grades, 5 and 6 special attention or watch, 7 substandard, 8 impaired, 9 doubtful, and 10 loss. Loans graded 6 through 9 are considered for impairment. Loans are generally moved to nonaccrual status when 90 days or more past due. These loans are often considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

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

Uncertain Tax Liabilities Uncertain tax liabilities, primarily Michigan business tax liabilities, are estimated based on our exposures to interpretation of the applicable tax codes. We estimate our contingent tax liabilities by determining the amount of income that may be at risk of an adverse interpretation by taxing authorities on specific issues, multiplied by our effective tax rate, to determine our gross exposure. Once this exposure is determined, an estimate of the probability of an adverse adjustment being required is determined and applied to the gross liability to determine the contingent tax reserve. While changes to Michigan business taxes are likely, they are not expected to affect tax liabilities relating to prior periods.

Recent Accounting Pronouncements

In December 2010, FASB issued ASU No. 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts – a consensus of the FASB Emerging Issues Task Force”. The standard does not provide guidance on how to determine the carrying amount or measure the fair value of the reporting unit but rather modifies the Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. An entity is now required to perform a Step 2  of the goodwill impairment test if it is more likely than not that a goodwill impairment exists through consideration of adverse qualitative factors indicating an impairment may exist. The standard becomes effective for fiscal and interim periods beginning after December 15, 2010 with early adoption not permitted. This pronouncement will have no effect on our consolidated financial statements.

In July 2010, FASB issued ASU No. 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. The standard requires us to expand disclosures about the credit quality of our loans and the related reserves against them. The additional disclosures will include details on our past due loans and credit quality indicators. For public entities, ASU 2010-20 disclosures of period-end balances are effective for interim and annual reporting periods ending on or after December 15, 2010 and are included in Note 6 of the financial statements. Disclosures related to activity that occurs during the reporting period are required for interim and annual reporting periods beginning on or after December 15, 2010. We have adopted the disclosures related to the activity that occurs during the reporting period beginning with the consolidated financial statements contained within this report.

In January 2010, the FASB issued ASU No. 2010-06 “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements.” ASU 2010-06 amends the fair value disclosure guidance. The amendments include new disclosures and changes to clarify existing disclosure requirements. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements of Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The impact of ASU 2010-06 on our disclosures is reflected in Note 23 of the consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We face market risk to the extent that both earnings and the fair market values of our financial instruments are affected by changes in interest rates and liquidity of markets. We manage this risk with static GAP analysis and simulation modeling. Our models indicate that we have maintained an overall liability sensitive position, whereby we should benefit as rates decline. These models do not fully incorporate customer preferences and changes in their behavior. As such, we believe we are somewhat less liability sensitive in a downward rate environment than the analysis indicates. In the short run, we expect our net interest margin to be stable to slightly rising as rates on our assets re-price downward at a slower pace than our liabilities. In the longer run as time deposits re-price to lower rates, we believe or net interest margin will be fairly stable, and maintain our overall profitability. As of the date of this annual report we do not know of nor expect there to be any material change in the general nature of our primary market risk exposure in the near term.

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

The following tables provide information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2010 and 2009. They show expected maturity date values for loans and securities which were calculated without adjusting the instruments’ contractual maturity dates for expected prepayments. Maturity date values for interest bearing core deposits were not based on estimates of the period over which the deposits would be outstanding, but rather, the opportunity for re-pricing. We believes that re-pricing dates, as opposed to expected maturity dates, may be more relevant in analyzing the value of such instruments and are reported as such in the following tables. Fair value is computed as the present value of expected cash flows at rates in effect at the date indicated.

POLICY REGARDING THE CONFIDENTIALITY OF REGULATORY EXAMINATIONS

Firstbank Corporation and its affiliate banks are subject to regular examination by government regulators, as are all other banks and bank holding companies. By law we are prohibited from disclosing the ratings and other information contained in those examination reports. These confidentiality requirements are designed to promote the integrity of the examination process and to avoid the results being used as a rating or endorsement of a particular financial institution.

We sometimes receive inquiries about the contents and results of our regulatory examinations. Disclosing that information could violate the confidentiality requirements under federal law. In addition, even partial disclosure taken out of context could result in misunderstanding and misinterpretation. As a result, it is the policy of Firstbank Corporation and its affiliates not to comment on or disclose information regarding regulatory examination reports and related communications. Firstbank Corporation remains committed to disclosing detailed information through the United States Securities and Exchange Commission reporting process. In addition, the quarterly reports of condition reports for each of our banks are available at www.fdic.gov and information regarding our holding company is available at www.federalreserve.gov.

Principal/Notional Amounts Maturing or Re-pricing in:	(In Thousands of Dollars)
As of December 31, 2010	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value 12/31/10

Rate Sensitive Assets:
Fixed interest rate loans	$166,669	$131,532	$156,007	$99,335	$79,738	$136,298	$756,579	$753,918
Average interest rate	6.72%	7.00%	6.65%	6.80%	6.30%	7.47%
Variable interest rate loans	126,244	34,318	32,116	23,026	15,819	31,873	263,396	255,791
Average interest rate	5.04%	4.54%	4.33%	3.80%	5.21%	4.55%
Fixed interest rate securities	36,589	15,619	35,803	16,500	14,262	122,156	240,929	240,929
Average interest rate	1.42%	1.62%	1.77%	2.26%	2.47%	3.31%
Variable interest rate
Securities						14,787	14,787	14,787
Average interest rate						2.60%
Other interest bearing assets	55,947	1,485	991	198		8,203	66,824	66,824
Average interest rate	0.35%	1.29%	1.69%	1.97%
Rate Sensitive Liabilities:
Savings and interest bearing
checking	504,139						504,139	504,157
Average interest rate	0.52%
Time deposits	334,948	101,060	22,719	16,567	19,083	76	494,453	500,365
Average interest rate	2.20%	2.12%	3.40%	3.12%	3.08%	3.50%
Fixed interest rate
borrowings	24,000	7,802	1,500		917	24,480	58,700	61,628
Average interest rate	2.53%	2.29%	2.74%		4.79%	6.36%
Variable interest rate
borrowings						18,042	18,042	18,107
Average interest rate						2.00%
Repurchase agreements	41,328						41,328	41,328
Average interest rate	0.24%

As of December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value 12/31/09
Rate Sensitive Assets:
Fixed interest rate loans	$192,558	$125,167	$136,509	$138,548	$104,048	$135,919	$832,769	$835,121
Average interest rate	6.73%	6.97%	7.09%	6.68%	6.61%	7.37%
Variable interest rate loans	162,936	25,478	16,357	31,141	27,686	25,818	289,416	285,969
Average interest rate	4.47%	4.54%	4.39%	3.82%	5.08%	4.91%
Fixed interest rate securities	22,959	43,356	36,482	14,360	8,356	33,927	159,440	159,440
Average interest rate	2.02%	2.08%	2.02%	2.74%	3.66%	3.68%
Variable interest rate
Securities						318	318	318
Average interest rate						4.16%
Other interest bearing assets	80,111					9,084	89,195	89,195
Average interest rate	0.24%
Rate Sensitive Liabilities:
Savings and interest bearing
checking	429,528						429,528	429,535
Average interest rate	0.66%
Time deposits	360,318	151,253	18,019	13,521	8,492	3,598	555,202	560,505
Average interest rate	3.89%	3.02%	3.98%	4.49%	3.50%	2.86%
Fixed interest rate
borrowings	59,419	20,000	3,826	1,500		25,560	110,305	116,386
Average interest rate	5.28%	2.87%	3.16%	2.74%		6.09%
Variable interest rate
borrowings	8,000					18,042	26,042	26,083
Average interest rate	0.40%					2.00%
Repurchase agreements	39,409						39,409	39,409
Average interest rate	0.30%

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

As of December 31, 2010, our total capital to risk weighted assets exceeded the minimum requirement for capital adequacy purposes of 8% by $79 million. Tier 1 capital to risk weighted assets exceeded the minimum of 4% by $107 million, and Tier 1 capital to average assets exceeded the minimum of 4% by $88 million. In the current economic environment, regulatory agencies are encouraging banks to maintain capital well above this minimum requirement. At year end 2010, our total capital to risk weighted assets exceeded the well capitalized minimum requirement for capital adequacy purposes of 10% by $60 million. Tier 1 capital to risk weighted assets exceeded the well capitalized minimum of 6% by $87 million, and Tier 1 capital to average assets exceeded the well capitalized minimum of 5% by $73 million.

For a more complete discussion of capital requirements please refer to Note 22 of the Notes to Consolidated Financial Statements. The Federal Deposit Insurance Corporation insures specified customer deposits and assesses premium rates based on defined criteria. Insurance assessment rates may vary from bank to bank based on the factors that measure the perceived risk of a financial institution. One condition for maintaining the lowest risk assessment, and therefore, the lowest insurance rate, is the maintenance of capital at the “well capitalized” level. Each of our affiliate banks has exceededs the regulatory criteria for a “well capitalized” financial institution.

A certain level of capital growth is desirable to maintain an appropriate ratio of equity to total assets. The compound annual growth rate for total average assets for the past five years was 11.1%. The compound annual growth rate for average equity over the same period was 13.2%.

We have established an internal goal of maintaining our dividend payout ratio in the range of 20 – 60% of earnings, to generate internal capital growth to support growth in the balance sheet. In 2008 we maintained our dividend payment rate at higher levels and distributed more capital to our shareholders than was generated, resulting in a negative earnings retention percentage. As a result of our earnings in 2008 and the need to preserve capital, the Board of Directors’ reduced the dividend in 2009 to better align with these objectives. Earnings continued under pressure in 2009 and dividends again exceeded earnings, causing a negative retention rate, and resulting in the Board of Directors’ decision to further reduce the dividend in the first quarter and further yet in the second quarter of 2010. To achieve the goal of acceptable internal capital growth, we intend to continue our efforts to return to higher earnings levels, and will adjust our dividend payout rate as appropriate.

As an additional enhancement to capital growth we offer a dividend reinvestment program. The Firstbank Corporation Dividend Reinvestment Plan was first offered in 1988. At December 31, 1988, 123 owners holding 209,856 shares participated in the Plan. By the end of 2010, 1,272 owners holding 1,378,729 shares were participating in the Plan.

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

We are not aware of any recommendations by regulatory authorities at December 31, 2010, which are likely to have a material effect on our liquidity, capital resources or operations.

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

COMMON STOCK DATA

Firstbank Corporation Common Stock was held by 1,826 shareholders of record as of December 31, 2010. Total shareholders number approximately 3,400, including those whose shares are held in nominee name through brokerage firms. Our shares are listed on the NASDAQ Global Select Market under the symbol FBMI and are traded by several brokers. The range of high and low sales prices for shares of common stock for each quarterly period during the past two years is as follows:

Quarter	High	Low
4th 2010	$5.96	$4.50
3rd 2010	$5.09	$4.00
2nd 2010	$6.99	$4.23
1st 2010	$8.25	$5.88
4th 2009	$8.75	$5.44
3rd 2009	$8.39	$5.50
2nd 2009	$7.46	$5.01
1st 2009	$9.16	$4.38

The prices quoted above were obtained from www.NASDAQ.com. Prices have been adjusted to reflect stock dividends.

The following table summarizes cash dividends paid per share (adjusted for stock dividends) of common stock during 2010 and 2009.

	2010	2009
First Quarter	$0.05	$0.10
Second Quarter	0.01	0.10
Third Quarter	0.01	0.10
Fourth Quarter	0.01	0.10
Total	$0.08	$0.40

Our principal sources of funds to pay cash dividends are the earnings of, and dividends paid by, our subsidiary banks. Under current regulations the subsidiary banks are restricted in their ability to transfer funds in the form of cash dividends, loans, and advances to the holding company (See Note 20 of the Notes to Consolidated Financial Statements). As of January 1, 2011, approximately $24.9 million of the subsidiaries’ retained earnings were available for transfer in the form of dividends to the holding company without prior regulatory approval. In addition, the subsidiaries’ 2011 earnings are expected to be available for distributions as dividends to the holding company. As a condition of our issuance of preferred stock in early 2009, we are prohibited from increasing our dividend above the $0.90 per year paid in 2008 for three years without approval from the United States Treasury Department.

STOCK PERFORMANCE

The following graph compares the cumulative total shareholder return on the common stock of the Corporation to the Standard & Poor’s 500 Stock Index and the NASDAQ Bank Index, assuming a $100 investment at the end of 2005. The Standard & Poor’s 500 Stock Index is a broad equity market index. The NASDAQ Bank Index is composed of 446 banks and savings institutions as well as companies performing functions closely related to banking, such as check cashing agencies, currency exchanges, safe deposit companies and corporations for banking abroad.  Cumulative total return is measured by dividing (i) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the share price at the end and the beginning of the measurement period; by (ii) the share price at the beginning of the measurement period.

The table below shows dollar values for cumulative total shareholder return plotted in the graph above.

	2005	2006	2007	2008	2009	2010
Firstbank Corporation	$100.00	$99.91	$68.11	$43.12	$47.92	$33.80
S & P 500	$100.00	$115.80	$122.16	$76.96	$97.33	$111.99
NASDAQ Bank	$100.00	$114.45	$88.71	$71.34	$62.32	$75.34

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

The Company's 2010 consolidated financial statements have been audited by Plante & Moran PLLC independent registered public accounting firm. Management has made available to Plante & Moran all financial records and related data, as well as the minutes of Boards of Directors' meetings. Management believes that all representations made to Plante & Moran during the audit were valid and appropriate.

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

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework". Based on our assessment management concludes that, as of December 31, 2010, the Company's internal control over financial reporting is effective based on those criteria.

FIRSTBANK CORPORATION

/s/ Thomas R. Sullivan
Thomas R. Sullivan
President & Chief Executive Officer
(Principal Executive Officer)

/s/ Samuel G. Stone
Samuel G. Stone
Executive Vice President & Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 11, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Firstbank Corporation

We have audited the accompanying consolidated balance sheet of Firstbank Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years ended December 31, 2010. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firstbank Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC
Grand Rapids, Michigan	Plante & Moran, PLLC
March 11, 2011

FIRSTBANK CORPORATION
CONSOLIDATED BALANCE SHEETS
(In Thousands of Dollars, Except for Share Data)
	December 31,
ASSETS	2010	2009

Cash and due from banks	$25,322	$27,254
Short term investments	48,216	80,111
Total cash and cash equivalents	73,538	107,365
FDIC insured bank time certificates of deposit	10,405	10,250
Trading Account Securities	13	2,828
Securities available for sale	255,703	146,680
Federal Home Loan Bank stock	8,203	9,084
Loans held for sale	1,355	578
Loans, net of allowance for loan losses of $21,431 in 2010 and
$19,114 in 2009	1,010,189	1,102,493
Premises and equipment, net	25,431	25,437
Goodwill	35,513	35,513
Core deposits and other intangibles	2,145	2,940
Other real estate owned	8,316	7,425
Accrued interest receivable and other assets	27,532	31,763

TOTAL ASSETS	$1,458,343	$1,482,356

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Deposits:
Non-interest bearing demand accounts	$185,191	$164,333
Interest bearing accounts:
Demand	293,900	255,414
Savings	210,239	174,114
Time	494,453	555,202
Total Deposits	1,183,783	1,149,063

Securities sold under agreements to repurchase and overnight borrowings	41,328	39,409
Federal Home Loan Bank advances	40,658	100,263
Subordinated Debentures	36,084	36,084
Accrued interest payable and other liabilities	8,062	10,657
Total Liabilities	1,309,915	1,335,476

SHAREHOLDERS’ EQUITY
Preferred stock; no par value, 300,000 shares authorized, 33,000 issued	32,763	32.734
Common stock, no par value, 20,000,000 shares authorized;
7,803,816 and 7,730,241 shares issued and outstanding in 2010 and 2009	115,224	114.746
Retained earnings/(accumulated deficit)	295	(1,198)
Accumulated other comprehensive income	146	598
Total Shareholders’ Equity	148,428	146,880

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,458,343	$1,482,356

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In Thousands of Dollars, Except for Per Share Data)

	Year Ended December 31,
	2010	2009	2008
Interest Income:
Loans, including fees	$67,390	$70,531	$76,604
Securities:
Taxable	3,649	2,712	3,878
Exempt from federal income tax	1,138	1,306	1,408
Short term investments	205	137	301
Total Interest Income	72,382	74,686	82,191

Interest Expense:
Deposits	15,733	18,841	25,468
FHLB Advances and notes payable	3,564	5,350	6,892
Subordinated debentures	1,497	1,612	2,075
Other	96	136	918
Total Interest Expense	20,890	25,939	35,353
Net Interest Income	51,492	48,747	46,838

Provision for loan losses	13,344	14,671	8,256
Net Interest Income after Provision for Loan Losses	38,148	34,076	38,582

Non-Interest Income:
Service charges on deposit accounts	4,576	4,509	4,825
Gain on sale of mortgage loans	5,907	7,551	2,513
Mortgage servicing, net of amortization	(96)	(471)	258
Gain/(loss) on trading account securities	3	(213)	(454)
Gain/(loss) on securities transactions	4	1,534	(5,463)
Courier and cash delivery services	174	751	868
Title insurance fees	0	626	335
Other	1,261	1,122	1,108
Total Non-Interest Income	11,829	15,409	3,990

Non-Interest Expense:
Salaries and employee benefits	20,889	22,291	22,231
Occupancy and equipment	5,555	6,248	6,931
FDIC Insurance Premium	2,098	2,430	562
Amortization of intangibles	796	934	1,071
Outside professional services	1,144	934	845
Advertising and promotions	1,684	1,588	1,392
OREO costs	3,513	2,391	1,228
Other	9,023	8,934	8,655
Total Non-Interest Expense	44,702	45,750	42,915
Income or loss before Federal Income Taxes	5,275	3,735	(343)
Federal Income Taxes	1,512	1,044	(1,062)
NET INCOME	$3,763	$2,691	$719

Preferred Stock Dividends and Accretion of Discount on Preferred Stock	1,679	1,540	0
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$2,084	$1,151	$719

COMPREHENSIVE INCOME
Net Income	$3,763	$2,691	$719
Change in unrealized gain on securities, net of tax
and reclassification effects	(452)	(288)	403
TOTAL COMPREHENSIVE INCOME	$3,311	$2,403	$1,122

Basic earnings per common share	$0.27	$0.15	$0.10

Diluted earnings per common share	$0.27	$0.15	$0.10

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008
(In Thousands of Dollars, Except for Share and per Share Data)

	Common	Preferred Stock	Retained	Accumulated Other Comprehensive	Total
Balances at January 1, 2008	$111,436		$6,692	$483	$118,611
Net income for 2008			719		719
Cash dividends - $0.90 per share			(6,725)		(6,725)
Issuance of 122,469 shares of common stock
through the dividend reinvestment plan	1,284				1,284
Issuance of 8,422 shares of common stock
from supplemental shareholder investments	103				103
Issuance of 42,209 shares of common stock	379				379
Stock option and restricted stock expense	209				209
Net change in unrealized gain/(loss) on
securities available for sale, net of tax of $157				403	403
BALANCES AT DECEMBER 31, 2008	$113,411		$686	$886	$114,983

Net income for 2009			2,691		2,691
Cash dividends on common stock - $0.40
per share			(3,062)		(3,062)
Accrued dividends on preferred stock and
accretion of discount on preferred stock	(27)	27	(1,513)		(1,513)
Issuance of 33,000 shares of preferred stock
and 578,948 warrants through the Treasury’s
Capital Purchase Program	293	$32,707			33,000
Issuance of 93,730 shares of common stock
through the dividend reinvestment plan	591				591
Issuance of 7,375 shares of common stock
from supplemental shareholder investments	49				49
Issuance of 49,337 shares of common stock	269				269
Stock option and restricted stock expense	160				160
Net change in unrealized gain/(loss) on
securities available for sale, net of tax of $(148)				(288)	(288)
BALANCES AT DECEMBER 31, 2009	$114,746	$32,734	$(1,198)	$598	$146,880

Net income for 2010			3,763		3,763
Cash dividends on common stock - $0.08
per share			(620)		(620)
Accrued dividends on preferred stock and
accretion of discount on preferred stock	(29)	29	(1,650)		(1,650)
Issuance of 21,933 shares of common stock
through the dividend reinvestment plan	121				121
Issuance of 6,555 shares of common stock
from supplemental shareholder investments	34				34
Issuance of 44,587 shares of common stock	237				237
Stock option and restricted stock expense	115				115
Net change in unrealized gain/(loss) on
securities available for sale, net of tax of $(233)				(452)	(452)
BALANCES AT DECEMBER 31, 2010	$115,224	$32,763	$295	$146	$148,428

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CASHFLOWS
(In Thousands of Dollars)

	Year Ended December 31,
	2010	2009	2008

OPERATING ACTIVITIES
Net income	$3,763	$2,691	$719
Adjustments to reconcile net income to net cash from
operating activities:
Provision for loan losses	13,344	14,671	8,256
Depreciation of premises and equipment	2,278	2,675	3,174
Net amortization (accretion) of security premiums/discounts	2,161	897	60
(Gain)/Loss on trading account securities	(3)	213	454
(Gain)/Loss on securities transactions	(4)	(1,534)	5,463
Amortization and impairment of intangibles	796	934	1,071
Stock option and restricted stock grant compensation expense	115	160	209
Gain on sale of mortgage loans	(5,907)	(7,551)	(2,513)
Proceeds from sales of mortgage loans	186,040	332,576	112,733
Loans originated for sale	(180,910)	(324,195)	(109,904)
Deferred federal income tax expense/(benefit)	499	900	(3,513)
Decrease/(increase) in accrued interest receivable and other assets	12,687	(93)	7,532
(Decrease) in accrued interest payable and other liabilities	(2,595)	(1,511)	(5,659)
NET CASH FROM OPERATING ACTIVITIES	32,264	20,833	18,082

INVESTING ACTIVITIES
Purchase of trading account securities	0	(2,819)	0
Proceeds from sales of securities available for sale	7,420	10,222	6,435
Proceeds from maturities and calls of securities available for sale	112,836	90,896	124,109
Purchase of securities available for sale	(229,458)	(144,975)	(143,925)
Redemption/(purchase) of Federal Home Loan Bank stock, net	881	0	(1,077)
Net (increase)/decrease in portfolio loans	69,346	14,703	(46,811)
Net purchases of premises and equipment	(2,272)	(1,171)	(2,559)
NET CASH USED IN INVESTING ACTIVITIES	(41,247)	(33,144)	(63,828)

FINANCING ACTIVITIES
Net increase in deposits	34,720	102,149	35,523
Net increase/(decrease) in securities sold under agreements to
repurchase and overnight borrowings	1,919	(13,508)	10,126
Repayment of notes payable and other borrowings	0	(6,353)	(189)
Repayment of Federal Home Loan Bank borrowings	(68,605)	(129,658)	(82,248)
Proceeds from Federal Home Loan Bank borrowings	9,000	74,000	100,000
Proceeds from subordinated debentures and other borrowings	0	0	5,676
Cash proceeds from issuance of Preferred Stock and Warrants	0	33,000	0
Cash proceeds from issuance of Common Stock	392	909	1,766
Cash dividends on Preferred Stock	(1,650)	(1,513)	0
Cash dividends on Common Stock	(620)	(3,062)	(6,725)
NET CASH FROM/(USED IN) FINANCING ACTIVITIES	(24,844)	55,964	63,929

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(33,827)	43,653	18,183
Cash and cash equivalents at beginning of year	107,365	63,712	45,529

CASH AND CASH EQUIVALENTS AT END OF YEAR	$73,538	$107,365	$63,712

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$21,597	$26,750	$33,477
Income taxes	$855	$1,415	$2,567

Non cash transfer of loans to other real estate owned	$10,167	$11,211	$5,373

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:  Firstbank Corporation (the “Company”) is a bank holding company. Each of our subsidiary banks is a full service community bank. The subsidiary banks offer all customary banking services, including the acceptance of checking, savings and time deposits, and the making of commercial, agricultural, real estate, personal, home improvement, automobile and other installment and consumer loans. Our consolidated assets were, $1.458 billion as of December 31, 2010, and primarily represent commercial and retail banking activity. Mortgage loans serviced for others of $617 million, as of December 31, 2010, are not included in the consolidated balance sheet.

Principles of Consolidation:  The consolidated financial statements include the accounts of the Company and its subsidiaries, Firstbank – Alma; Firstbank (Mt. Pleasant); Firstbank – West Branch; Firstbank – St. Johns; Keystone Community Bank and Firstbank – West Michigan (the “Banks”); 1st Armored, Incorporated (sold March 31, 2010); 1st Title, Incorporated; 1st Investors Title, LLC; Austin Mortgage Company; and FBMI Risk Management Services, Inc., after elimination of inter-company accounts and transactions. These subsidiaries are wholly owned, except 1st Investors Title, LLC, which we held a 48% share at December 31, 2010. We do not consolidate their results into the results of the Company as required by accounting principles. Firstbank – Lakeview was merged into Firstbank (Mt. Pleasant) in 2008. Each of our six banks operates its own Mortgage Company. Keystone Community Bank also owns Keystone Premium Finance, LLC, which has been in the business of financing large dollar insurance premiums and was closed during 2008. The operating results of these companies are consolidated into each Bank’s financial statements. During 2004 we formed a special purpose trust, Firstbank Capital Trust I, in 2006 we formed Firstbank Capital Trust II, and in 2007 we formed Firstbank Capital Trust III and Firstbank Capital Trust IV, for the sole purpose of issuing trust preferred securities. These trusts are not consolidated into our financial statements.

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

Certain Significant Estimates:  The primary estimates incorporated into our financial statements, which are susceptible to change in the near term, include the allowance for loan losses, the determination of the fair value of certain financial instruments, determination of state and federal tax assets and liabilities, goodwill, purchase accounting and core deposit intangible valuations, valuation of other real estate owned, and the valuation of mortgage servicing rights.

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

Cash and Cash Equivalents:  Cash and cash equivalents include cash on hand, amounts due from banks and short term investments with an original maturity of 90 days or less, which include interest bearing deposits with banks and the Federal Reserve, federal funds sold, and overnight money market fund investments. Generally, federal funds and overnight money market funds are purchased for a one day period. We report customer loan transactions, deposit transactions and repurchase agreements and overnight borrowings on a net basis within our cash flow statement.

Trading Account Securities: From time to time, we invest in the common stock of other companies. Trading account securities are adjusted to fair value through the income statement, with increases in value reflected as non-interest income and decreases in value reflected as a decrease to non-interest income.

Securities Available for Sale:  Securities available for sale consist of bonds and notes which might be sold prior to maturity due to changes in interest rate, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss (the difference between the fair value and amortized cost of the securities so classified) is reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method.  Gains and losses on sales are recorded on the trade date and are determined using the specific identification method.

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

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. Amortization of mortgage serving rights is netted against loan servicing fee income in the income statement.

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

Loans are reviewed on an ongoing basis for impairment. A loan is impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected cash flows discounted at the loan’s effective interest rate or, as a practical expedient, the fair value of collateral, if the loan is collateral dependent. Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral by allocating a portion of the allowance for loan losses to such loans. If these allocations cause an increase in the allowance for loan losses such increase is reported as provision for loan loss through the income statement. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in the provision for loan losses.

Smaller balance homogeneous loans such as residential first mortgage loans secured by one to four family residences, residential construction, automobile, home equity and second mortgage loans, are collectively evaluated for impairment. Commercial loans and first mortgage loans secured by other properties are evaluated individually for impairment. When credit analysis of the borrower’s operating results and financial condition indicates the underlying ability of the borrower’s business activity is not sufficient to generate adequate cash flow to service the business’ cash needs, including our loans to the borrower, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 90 days or less. Commercial and commercial real estate loans are rated on a scale of 1 to 10, with grades 1 to 4 being pass grades, 5 watch, 6 special mention, 7 substandard, 8 impaired, 9 doubtful and 10 loss. Loans graded 6, 7, and 8 are reviewed for possible impairment at least quarterly. Loans are generally moved to nonaccrual status when 90 days or more past due and considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

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

Other Real Estate Owned:  Other real estate owned includes properties acquired through either a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and is initially recorded at the fair value less estimated carrying and selling costs when acquired, establishing a new cost basis. These properties are evaluated periodically and, if fair value is deemed to have declined subsequent to foreclosure, a valuation allowance is recorded through noninterest expense. Costs incurred for the property after foreclosure are expensed as incurred. Other real estate owned totaled $8.3 million and $7.4 million at December 31, 2010 and 2009. Gains and losses on the sale of other real estate owned are recorded on the income statement as other income.

The following table summarizes the activity associated with other real estate owned.

(In Thousands of Dollars)	2010	2009
Balance at beginning of year	$7,425	$5,382
Properties transferred into OREO	10,167	11,211
Valuation impairments recorded	(2,307)	(1,271)
Proceeds from sale of properties	(6,645)	(7,561)
Gain or (loss) on sale of properties	(324)	(336)
Balance at end of year	$8,316	$7,425

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment is recognized in the period identified. A more frequent assessment is performed if conditions in the market place or changes in the company’s organizational structure occur. We use a discounted income approach and a market valuation model, which compares the inherent value of our company to valuations of recent transactions in the market place to determine if our goodwill has been impaired.

Other intangible assets consist of core deposit, acquired customer relationship intangible assets arising from whole bank and branch acquisitions, and non-compete agreements. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives.

Long Term Assets:  Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, a charge is taken to earnings, and the assets are written down to new estimate of fair value.

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

Income Taxes:  We record income tax expense based on the amount of taxes due on our tax return plus the change in deferred taxes, computed based on the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded, if needed, and reduces deferred tax assets to the amount expected to be realized.

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

Recent Accounting Pronouncements
In December 2010, FASB issued ASU No. 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts – a consensus of the FASB Emerging Issues Task Force”. The standard does not provide guidance on how to determine the carrying amount or measure the fair value of the reporting unit but rather modifies the Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. An entity is now required to perform a Step 2  of the goodwill impairment test if it is more likely than not that a goodwill impairment exists through consideration of adverse qualitative factors indicating an impairment may exist. The standard becomes effective for fiscal and interim periods beginning after December 15, 2010 with early adoption not permitted. This pronouncement will have no effect on our consolidated financial statements.

In July 2010, FASB issued ASU No. 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. The standard requires us to expand disclosures about the credit quality of our loans and the related reserves against them. The additional disclosures will include details on our past due loans and credit quality indicators. For public entities, ASU 2010-20 disclosures of period-end balances are effective for interim and annual reporting periods ending on or after December 15, 2010 and are included in Note 6 - Loans of the financial statements. Disclosures related to activity that occurs during the reporting period are required for interim and annual reporting periods beginning on or after December 15, 2010. We will adopt the disclosures related to the activity that occurs during the reporting period beginning with our March 31, 2011 consolidated financial statements.

Effect of Newly Issued Accounting Standards:
In January 2010, the FASB issued ASU No. 2010-06 “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements.”  ASU 2010-06 amends the fair value disclosure guidance. The amendments include new disclosures and changes to clarify existing disclosure requirements.  ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements of Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The impact of ASU 2010-06 on our disclosures is reflected in Note 23 -Fair Value of the consolidated financial statements.

Loss Contingencies:  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements as of December 31, 2010.

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

Reclassification:  Certain 2008 and 2009 amounts may have been reclassified to conform to the 2010 presentation.

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

NOTE 2 – ACQUISITIONS AND DIVESTITURES

On March 31, 2010, we sold our 1st Armored, Inc. armored car company. No gain or loss was recorded on the transaction. Historical earnings from 1st Armored, Inc. are included in the financial statements presented through the date of its sale within this report. Financial results subsequent to March 31, 2010 are excluded for 1st Armored, Inc. as the sale transaction was completed on that date.

NOTE 3 – RESTRICTIONS ON CASH AND DUE FROM BANKS

Our subsidiary banks are required to maintain average reserve balances in the form of cash and non-interest bearing balances due from the Federal Reserve Bank. The average reserve balances required to be maintained during 2010 and 2009 were $9,471,000 and $8,189,000, respectively. These balances do not earn interest.

NOTE 4 – SECURITIES

The fair value of securities available for sale was as follows:

(In Thousands of Dollars)	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Securities Available for Sale:
December 31, 2010:
Treasury notes	$12,530	$17	$0
U.S. governmental agency	82,897	632	(130)
States and political subdivisions	48,087	255	(446)
Collateralized Mortgage Obligations	110,542	591	(694)
Equity	1,647	0	(3)
Total	$255,703	$1,495	$(1,273)

December 31, 2009:
Treasury notes	$1,002	$4	$0
U.S. governmental agency	98,183	431	(200)
States and political subdivisions	33,818	510	(217)
Collateralized Mortgage Obligations	10,339	338	(2)
Equity	3,338	172	(130)
Total	$146,680	$1,455	$(549)

Securities with unrealized losses at year end 2010 and 2009 not recognized in income are as follows:

(In Thousands of Dollars)	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2010
US Government Agencies	$12,750	$(130)	$0	$0	$12,750	$(130)
States and Political Subdivisions	19,284	(245)	4,883	(201)	24,167	(446)
Collateralized Mortgage Obligations	65,378	(694)	0	0	65,378	(694)
Equity	0	0	31	(3)	31	(3)
Total Temporarily Impaired	$97,412	$(1,069)	$4,914	$(204)	$102,326	$(1,273)

December 31, 2009
US Government Agencies	$29,394	$(200)	$0	$0	$29,394	$(200)
States and Political Subdivisions	4,855	(182)	2,618	(35)	7,473	(217)
Collateralized Mortgage Obligations	1,410	(2)	0	0	1,410	(2)
Equity	94	(56)	126	(74)	220	(130)
Total Temporarily Impaired	$35,753	$(440)	$2,744	$(109)	$38,497	$(549)

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

Trading account securities are marked to market with the change in value reported on the income statement. Gains and losses on available for sale securities are recognized if the security is either deemed to be other than temporarily impaired, or the security is sold. During 2008 as the credit markets seized up and the market for auction rate securities became illiquid, the value of those securities fell substantially. We determined that due to the uncertainty surrounding the recoverability of the value of these securities, an other than temporary impairment charge was appropriate. During 2009 we had two securities which were written down for other than temporary impairment by a total of $150,000. During 2010 we sold one of the two previously mentioned securities and recognized an additional $26,000 loss. Due to continuing problems within the other security, we recorded other than temporary impairment of $150,000 bringing the carrying value of that security to zero. These securities were trust preferred securities of Michigan banks that had a combined original book value of $500,000. The following table shows gross gains and losses on investment securities for the three year period:

(In Thousands of Dollars)	2010	2009	2008
Trading Account Securities Gains/Losses	$3	$(213)	$(454)

Available for Sale Securities
Other than temporary impairment losses	$(150)	$(150)	$(5,443)
Gross realized gains	200	1,814	$139
Gross realized losses	(46)	(130)	(159)
Net realized gains (losses)	$4	$1,534	$(5,463)

The fair value of securities at December 31, 2010, by stated maturity, is shown below. Actual maturities may differ from stated maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In Thousands of Dollars)	Fair Value
Due in one year or less	$36,589
Due after one year through five years	82,185
Due after five years through ten years	68,691
Due after ten years	66,591
Total	254,056

Equity securities	1,647
Total securities	$255,703

At December 31, 2010 and 2009, securities with carrying values approximating $157,764,000 and $101,187,000 were pledged to secure public trust deposits, securities sold under agreements to repurchase, and for such other purposes as required or permitted by law.

Federal Home Loan Bank stock is carried at cost, which approximates fair value.

NOTE 5 – LOAN SERVICING

Loans held for sale at year end are as follows:

(In Thousands of Dollars)
	2010	2009
Loans held for sale	$1,358	$578
Less: Allowance to adjust to lower of cost or market	(3)	0
Loans held for sale, net	$1,355	$578

Mortgage loans serviced for others are not reported as assets.  The principal balances of these loans at year end are as follows:

(In Thousands of Dollars)
	2010	2009
Mortgage loan portfolios serviced for:
Federal Home Loan Mortgage Association	$617,558	$599,624
Federal National Mortgage Association	$1,942	$2,535
Federal Home Loan Bank	$3,188	$3,617

Custodial escrow balances maintained in connection with serviced loans were $1,477,000 and $1,158,000 at year end 2010 and 2009.

Activity for capitalized mortgage servicing rights, included in other assets on the Consolidated Balance Sheet, was as follows:

(In Thousands of Dollars)
	2010	2009	2008
Servicing rights:
Beginning of year	$3,705	$2,370	$2,284
Additions	2,428	3,056	1,038
Amortized to expense	(1,530)	(1,721)	(954)
Valuation (Impairment)/Recovery	0	0	2
End of year	$4,603	$3,705	$2,370

Management has determined that no valuation allowance was necessary at December 31, 2010, 2009, or 2008. A recovery of $2 thousand was recorded in 2008.

The fair value of mortgage servicing rights was $6,067,000 and $5,422,000 at year end 2010 and 2009. Fair value at the end of 2010 was determined using a discount rate of 7.97%, prepayment speeds ranging from 170% to 270%, depending on the stratification of the specific right, and a weighted average delinquency rate of 1.38%. At the end of 2009, fair value was determined using a discount rate of 8.41%, prepayment speeds ranging from 170% to 270%, depending on the stratification of the specific right, and a weighted average delinquency rate of 1.53%

The weighted average amortization period is 4.4 years.  Estimated amortization expense for each of the next five years is:

(In Thousands of Dollars)
2011	$862
2012	$714
2013	$602
2014	$502
2015	$408

NOTE 6 – LOANS

Loans at year end were as follows:

(In Thousands of Dollars)	2010	2009
Commercial	$164,413	$192,096
Mortgage Loans on Real Estate:
Residential	352,652	376,683
Commercial	373,996	397,863
Construction	81,016	85,229
Consumer	54,759	63,403
Credit Card	4,784	6,333
Subtotal	1,031,620	1,121,607
Less:
Allowance for loan losses	21,431	19,114
Loans, net	$1,010,189	$1,102,493

Allowance for Loan Losses

The allowance for loan losses is determined based on management’s estimate of losses incurred within the loan portfolio. We rely on historical loss rates in conjunction with our judgment of the current environment to determine the appropriate level for the allowance at the end of each reporting period. The loan portfolio is segmented into five loan types: commercial and industrial loans, commercial real estate loans; consumer loans; residential mortgages – first liens; and residential mortgage – junior liens. These segments are further segment by credit quality classifications. For commercial and industrial loan and commercial real estate loans, these segments are based on our loan grading system described previously in Note 1. For consumer and residential mortgage loans, loans are segmented based on delinquency and nonaccrual categories. All loan segments also contain a separate category for restructured loan if they exist.

Commercial and industrial and commercial real loans graded as pass or watch, are assigned a unique pooled loss rate based on historical losses incurred over the prior three years. The losses are weighted for each year, with the most recent 12 month period receiving a higher weight and the oldest 12 month period receiving a lower weight in the calculation of the historical loss. We then adjust the calculated historical loss rate up or down based on current environmental factors. These adjustments include items such as current unemployment rates, changes in the value of underlying collateral, and other observable items that indicate trends in asset quality. The current outstanding balance for each of these grades is then multiplied by the adjusted historical loss factor to determine the amount of allowance for loan losses to reserve on that pool of loans.

Loans graded special mention or substandard use a shorter 12 month loss history to determine the loss rate. Losses over the preceding 12 month period are divided by the average balance outstanding of substandard and impaired loans to determine a historical loss rate. That calculated historical loss rate is multiplied by a migration rate (rate at which special mention loan move to a more sever risk category) to determine the loss rate for special mention loans. The calculated historical loss rate, without adjustment for migration, is used for substandard loans.

Loans graded as impaired or restructured are reviewed individually for reserves. A specific reserve is established within the allowance for the difference between the carrying value of the loan and its calculated value. To determine the value of the loan, the present value of expected cash flows, the collateral value, or some combination of the two is used. The specific reserve is established as the difference between the carrying value of the loan and the calculated value.

For consumer and residential loan segments, loans that are current, or less than 60 days past due are each assigned a historical loss factor as described above for commercial pass and watch loans. For loans that are more than 60 days or more past due, a loss factor is determined based on charge offs within the last 12 months, divided by the sum of the average balance of loans 60 days or more past due and nonaccrual loans. These loss factors are multiplied by the outstanding balances in each segment at the end of the reporting period to determine the amount of allowance for loan loss.

After each of the steps outlined above is completed, the results are aggregated and compared with the existing balance of the allowance for loan losses. If the resulting calculation is greater than the balance, the allowance for loan losses is increased through a charge to earnings on the provision for loan losses line. If the resulting balance is below the current balance of the allowance for loan losses, a reversal of the provision for loan losses is recorded.

Activity in the allowance for loan losses was as follows:

In Thousands of Dollars)
	2010	2009	2008
Beginning balance	$19,114	$14,594	$11,477
Provision for loan losses	13,344	14,671	8,256
Loans charged off	(11,963)	(11,185)	(5,815)
Recoveries	936	1,034	676
Ending balance	$21,431	$19,114	$14,594

Detailed analysis of the allowance for loan losses for the current year is as follows:

(In Thousands of Dollars)
2010	Beginning Balance	Charged off	Recoveries	Provision	Ending Balance
Commercial & Industrial
Pass loans	$1,920			$(528)	$1,392
Watch loans	309			(115)	194
Special mention loans	662			(422)	240
Substandard loans	590			(204)	386
Impaired loans	159	$(1,707)	$279	1,930	661
Doubtful loans	0			115	115
Restructured loans	0	_	_	36	36
Total Commercial & Industrial	3,640	(1,707)	279	812	3,024

Commercial Real Estate
Pass loans	4,067			143	4,210
Watch loans	708			(8)	700
Special mention loans	910			429	1,339
Substandard loans	1,519			(80)	1,439
Impaired loans	3,269	(6,366)	46	6,951	3,900
Doubtful loans	0			188	188
Restructured loans	0	_	_	599	599
Total Commercial Real Estate	10,473	(6,366)	46	8,222	12,375

First lien residential mortgage loans
Performing loans	1,392			345	1,737
Loans > 60 days past due	648			(17)	631
Nonaccrual loans	462	(2,602)	216	3,447	1,523
Restructured loans	0	_	0	69	69
Total First lien residential mortgage loans	2,502	(2,602)	216	3,844	3,960

Junior lien residential mortgage loans
Performing loans	558			5	563
Loans > 60 days past due	242			(198)	44
Nonaccrual loans	167	(186)		186	167
Total Junior lien residential mortgage loans	967	(186)		(7)	774

Consumer Loans
Performing loans	1,178			(276)	902
Loans > 60 days past due	179			(20)	159
Nonaccrual loans	168	(1,102)	395	640	101
Total Consumer Loans	1,525	(1,102)	395	344	1,162

Unallocated Allowance	7	_	_	128	136

Total	$19,114	$(11,963)	$936	$13,344	$21,431

Age Analysis of Past Due Loans

(In thousands of dollars)
At December 31, 2010	30-69 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Accruing Loans
Commercial and Industrial	$916	$400	$0	$1,316	$159,532	$160,848
Commercial Real Estate	3,514	981	18	4,513	352,615	357,128
Residential Mortgages 1st Liens	1,025	1,529	573	3,127	349,086	352,213
Residential Mortgages Junior Liens	628	148	0	776	74,934	75,710
Consumer	703	273	15	991	58,368	59,359
Total	$6,786	$3,331	$606	$10,723	$994,535	$1,005,258

At December 31, 2009
Commercial and Industrial	$2,105	$491	$183	$2,779	$185,741	$188,520
Commercial Real Estate	4,023	1,038	408	5,469	369,449	374,918
Residential Mortgages 1st Liens	1,427	3,063	2,473	6,963	365,587	372,550
Residential Mortgages Junior Liens	898	217	31	1,146	84,395	85,541
Consumer	1,196	230	126	1,552	67,849	69,401
Total	$9,649	$5,039	$3,221	$17,909	$1,073,021	$1,090,930

Impaired loans were as follows:

(In Thousands of Dollars)
	2010	2009	2008
Year end loans with no allocated allowance for loan losses
Commercial and Industrial	$833	$5,159	$4,732
Commercial Real Estate	7,713	14,975	8,899
Residential Mortgages 1st Liens	8,789	5,011	3,054
Residential Mortgages Junior Liens	556	370	58
Consumer	184	335	231
Total	$18,075	$25,850	$16,974

Year end loans with allocated allowance for loan losses
Commercial and Industrial	$2,768	$1,983	$1,889
Commercial Real Estate	14,923	9,950	918
Residential Mortgages 1st Liens	652	0	39
Residential Mortgages Junior Liens	0	0	0
Consumer	0	0	37
Total	$18,343	$11,923	$2,884

Amount of the allowance for loan losses allocated	$5,529	$3,428	$2,885

(In Thousands of Dollars)	2010	2009	2008
Nonaccrual loans at year end
Commercial and Industrial	$3,565	$3,576	$6,511
Commercial Real Estate	16,868	22,945	9,817
Residential Mortgages 1st Liens	5,189	3,451	2,928
Residential Mortgages Junior Liens	556	370	58
Consumer	184	335	268
Total nonaccrual loans	$26,362	$30,677	$19,582

Restructured Loans
Commercial and Industrial	$36	$3,566	$110
Commercial Real Estate	5,768	1,980	0
Residential Mortgages 1st Liens	4,252	1,560	165
Total restructured loans	$10,056	$7,106	$275

Loans past due over 90 days still on accrual at year end
Commercial and Industrial	$0	$183	$1,447
Commercial Real Estate	18	408	663
Residential Mortgages 1st Liens	573	2,473	2,638
Residential Mortgages Junior Liens	0	31	152
Consumer	15	126	82
Total loans past due 90 days and on accrual at year end	$606	$3,221	$4,982

Average of impaired loans during the year
Commercial and Industrial	$5,051	$6,030	$7,672
Commercial Real Estate	21,341	18,066	11,970
Residential Mortgages 1st Liens	256	472	320
Residential Mortgages Junior Liens	6,218	4.046	3,426
Consumer	312	433	14
Total	$33,178	$29,047	$23,402

Interest income recognized during impairment	1,010	718	454
Cash-basis interest income recognized	157	58	52

Approximately $101.9 million and $25.8 million of commercial loans were pledged to the Federal Reserve Bank of Chicago discount window at December 31, 2010 and 2009, respectively, to secure potential overnight borrowings.

NOTE 7 – PREMISES AND EQUIPMENT

Year end premises and equipment were as follows:

(In Thousands of Dollars)	2010	2009
Land	$6,213	$5,692
Buildings	32,546	31,937
Furniture, fixtures and equipment	17,922	19,472
Total	56,681	57,101
Less:
Accumulated depreciation	(31,250)	(31,664)
Total	$25,431	$25,437

Depreciation expense was $2,261,000, $2,675,000, and $3,174,000 for 2010, 2009, and 2008. Facility rent expense was $403,000 in 2010 compared with $356,000 for 2009, and $410,000 for 2008. Equipment rent expense was $252,000 in 2010 compared with $279,000 for 2009, and $334,000 for 2008. Rental commitments for the next five years under non-cancelable operating leases were as follows (before considering renewal options that generally are present):

(In Thousands of Dollars)
	Facilities	Equipment	Total
2011	$377	$217	$594
2012	384	211	595
2013	392	7	399
2014	201	3	204
2015	110	2	112
Total	$1,464	$440	$1,904

NOTE 8 – GOODWILL AND INTANGIBLE ASSETS

Goodwill

During the third quarter of 2010 we commissioned a third party to complete an impairment analysis of our goodwill. The results of that test showed that no impairment existed at that time based on the assumptions used to value the company. We determined that the appropriate reporting level to evaluate the company was the total company. The standard for the valuation used was fair value defined as the price that would be received to sell the company as a whole in an orderly transaction between market participants at the measurement date. In addition, we assumed that synergies and other cost reductions of 15% would occur from a change of control in determination of the fair value.

The analysis included two approaches to determine the fair value; the income approach, where value was determined using a discounted cash flow of projected earnings capacity, including synergies, using a 12% discount rate; and the market approach, where value was determined using price-to-earnings, price-to-tangible book value and core deposit premiums of similar sized transactions. These measures were compiled and a composite value determined. This composite value was compared to the carrying value of common equity to determine if impairment existed. Since the calculated fair value exceeded the carrying value of equity by 3.3% no impairment was recorded. As of the date the testing was completed, management concurred with the result provided by the third party used for the analysis.

Assumptions for future earnings and synergies are inherently uncertain and actual results could differ from these assumptions. If future earnings do not achieve the estimates used in the modeling, or future valuations for transactions in the market change, the results of future testing could be different, possibly resulting in impairment of our goodwill at a future date.

The change in the carrying amount of goodwill for the year is as follows:

(In Thousands of Dollars)
	2010	2009
Balance at January 1	$35,513	$35,603
Goodwill from acquisitions/(divestitures)	0	(90)
Balance at December 31	$35,513	$35,513

Acquired Intangible Assets

Acquired intangible assets at year end were as follows:

(In Thousands of Dollars)
2010	Gross Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Core deposit premium resulting from
bank and branch acquisitions	$7,930	$5,786	$2,145

2009
Amortized intangible assets:
Core deposit premium resulting from
bank and branch acquisitions	$7,930	$4,990	$2,940
Other customer relationship intangibles	271	271	0
Total	$8,201	$5,261	$2,940

Aggregate amortization expense was $796,000, $934,000, and $1,071,000 for 2010, 2009, and 2008, respectively. The amount shown as core deposit premium at December 31, 2009 is net of a write off from sale of our Auburn branch in the second quarter of 2009 which had a gross amount of $99,000 and accumulated amortization of $92,000. Our estimated amortization expense for each of the next five years is:

(In Thousands of Dollars)

Year	Amount
2011	$697
2012	$482
2013	$370
2014	$278
2015	$185

NOTE 9 – FEDERAL INCOME TAXES

Federal income taxes consist of the following:

(In Thousands of Dollars)	2010	2009	2008
Current expense	$1,013	$144	$2,451
Deferred expense (benefit)	14	241	(3,513)
Change in deferred tax valuation allowance	485	659	0
Total	$1,512	$1,044	$(1,062)

A reconciliation of the difference between federal income tax expense and the amount computed by applying the federal statutory tax rate of 35% in 2010, 2009 and 2008 is as follows:

(In Thousands of Dollars)	2010	2009	2008
Tax at statutory rate	$1,846	$1,307	$(120)
Effect of tax-exempt interest	(489)	(554)	(604)
Deferred tax valuation allowance	485	659	0
Other	(330)	(368)	(338)
Federal income taxes	$1,512	$1,044	$(1,062)

Effective tax rate	29%	28%	322%

The components of deferred tax assets and liabilities consist of the following at December 31st year end:

(In Thousands of Dollars)
	2010	2009
Deferred tax assets:
Allowance for loan losses	$5,215	$5,850
Deferred compensation	0	1,318
Losses on capital investments	1,920	1,836
Other	675	745
Total deferred tax assets	7,810	9,749
Deferred tax liabilities:
Fixed assets	(982)	(1,852)
Mortgage servicing rights	(1,263)	(1,019)
Purchase accounting adjustments	(127)	(785)
Unrealized gain on securities available for sale	(75)	(308)
Other	(620)	(726)
Total deferred tax liabilities	(3,067)	(4,690)
Net deferred tax assets	4,743	5,059
Deferred tax valuation allowance	(1,143)	(659)
Net deferred tax assets	$3,600	$4,400

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. In reviewing the company’s position relative to deferred tax assets associated with certain incurred capital losses, management determined that a valuation adjustment of $1,143,000 was necessary at year end 2010 compared with $659,000 at year end 2009. These valuation adjustments are recorded through the income statement on the Federal income tax line item. Based on this determination, a non-cash charge was made to record the valuation adjustment, reducing the deferred tax asset, and increasing income tax expense by $485,000 in 2010 and $659,000 in 2009. The establishment of a valuation allowance does not relinquish our rights to utilize the deferred asset, but rather recognizes that at the current time management does not believe the deferred asset will be able to be utilized prior to its expiration. The deferred assets for which the valuation allowance was established were related to capital losses for which we do not believe we will have capital gains to offset. These assets are: $70,000 to expire in 2012, and $589,000 to expire in 2015 and $485,000 for which there is not an expiration date, as we have not sold the underlying stock.

Losses on capital investments have a three year carry back and five year carry forward time period for offset. The timeframe begins with the sale of the investment. Certain tax planning strategies have been established, including the possible sale and leaseback of certain of our facilities that management believes could be executed if necessary to retain the benefits listed above.

Net deferred tax assets at December 31, 2010 and 2009 are included in other assets in the accompanying consolidated balance sheets.

NOTE 10 – DEPOSITS

Time deposits of $100,000 or more were $213 million and $243 million at year end 2010 and 2009. There were $6.7 million and $19.6 million of brokered CDs included in time deposits of $100,000 or more in 2010 and 2009 respectively.

Scheduled maturities of time deposits at December 31, 2010 were as follows:

(In Thousands of Dollars)
Year	Amount
2011	$333,902
2012	101,541
2013	23,013
2014	16,787
2015	19,134
2016 and after	76
Total	$494,453

NOTE 11 – BORROWINGS

Information relating to securities sold under agreements to repurchase is as follows:

(In Thousands of Dollars)
	2010	2009
At December 31:
Outstanding Balance	$41,328	$39,409
Average Interest Rate	0.19%	0.29%

Daily Average for the Year:
Outstanding Balance	$40,338	$44,933
Average Interest Rate	0.24%	0.30%

Maximum Outstanding at any Month End	$46,477	$50,148

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

We had no unsecured overnight borrowings, in the form of federal funds purchased at December 31, 2010. There were no overnight borrowings at December 31, 2009.

We had a variable rate line of credit agreement with Comerica Bank, which allowed for an aggregate principal amount of $30 million. In 2008 we accessed the line to provide working capital and had an outstanding balance of $5.6 million at year end. On January 30, 2009, we repaid the balance and cancelled the line. A new line of credit of $6.0 million was established with the PrivateBank in early 2009. That line was never utilized and we chose to cancel it at year-end 2009. We currently do not have a line of credit agreement.

NOTE 12 – FEDERAL HOME LOAN BANK ADVANCES

Long term borrowings have been secured from the Federal Home Loan Bank. At year end, advances from the Federal Home Loan Bank were as follows:

(In Thousands of Dollars)
	2010	2009
Borrowings with a fixed rates at year end	$40,658	$92,263

Borrowings with a variable rate of interest at year end	$0	$8,000

Fixed rate advances shown above ranged in the interest rate owed from 0.73% to 7.30% and averaged 3.06% at year end 2010 and maturity dates ranged from January 2011 to March 2026. At the end of 2009, rates ranged from 0.40% to 7.30% and averaged 4.65%, with maturities ranging from January 2010 to March 2026. Variable rate advances at year end 2009 carried a rate of 0.46%, with maturities ranging from January 2010 to March 2010.  Each Federal Home Loan Bank advance is payable at its maturity date without penalty, however, substantial penalties do exist if an advance is paid before its contractual maturity. Such penalties vary from advance to advance and are based on the size, interest rate, and remaining term of each specific advance. Advances of $13.5 million may be converted from fixed to variable rate by the FHLB, but may be repaid, without penalty, if that option is exercised. The advances were collateralized by $247.2 million and $270.6 million of first mortgage loans under a blanket lien arrangement and pledges of specific mortgages at year end 2010 and 2009. As of December 31, 2010, we had $108.8 million of additional borrowing capacity with the Federal Home Loan Bank. Federal Home Loan Bank borrowings have decreased substantially as increased core deposits and low loan demand have combined to reduce the need for this funding in the near term.

Maturities of FHLB advances are as follows:

(In Thousands of Dollars)
2011	$24,000
2012	7,802
2013	1,500
2014	0
2015	918
2016 and after	6,438
Total	$40,658

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

NOTE 14 – SHAREHOLDERS’ EQUITY

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums.  At year end 2010 and 2009 we extended all requirements to be classified as well as capitalized.

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

NOTE 15 – BENEFIT PLANS

The Firstbank Corporation 401(k) plan, a defined contribution plan, is an IRS qualified 401(k) salary deferral plan, under which Firstbank Corporation stock is one of the investment options. The Board of Directors approved changing the plan to a Safe Harbor 401(k) plan for the 2008 plan year. A Safe Harbor plan relieves administrative testing in exchange for immediate vesting of the employee’s matching contributions. Both employee and employer contributions may be made to the plan. The Company’s 2010, 2009 and 2008 matching 401(k) contributions charged to expense were $537,000, $557,000 and $572,000 respectively.  The percent of the Company’s matching contribution to the 401(k), and the determination to offer a Safe Harbor plan, is determined annually by the Board of Directors.

Firstbank – West Michigan had a deferred compensation plan for its directors and executive officers. The plan was frozen before the ICNB acquisition and has a balance at the end of 2010 of $2.2 million.

The Board of Directors had established the Firstbank Corporation Affiliate Deferred Compensation Plan (“Plan”). The American Jobs Creation Act of 2004 had a significant impact on the design and operation of non-qualified deferred compensation plans. As a result of those changes, future deferrals into the Plan were suspended effective December 31, 2004. This nonqualified plan, as defined by the Internal Revenue Code, allowed Directors to defer their director fees and key management to defer a portion of their salaries into the Plan. The Plan was terminated in 2009 and the assets were distributed according to the Plan document. The distribution did not materially enhance an existing benefit or right, nor does it create a new benefit or right.

NOTE 16 – STOCK BASED COMPENSATION

The Company has stock based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $115,000, $160,000, and $209,000 for 2010, 2009 and 2008. The total income tax benefit was $39,000, $54,000 and $71,000, respectively.

The Firstbank Corporation Stock Compensation Plans of 1993, 1997 and 2006 (“Plans”), as amended,  which were shareholder approved, provide for the grant of 395,986, 593,798 and 315,000 shares of stock, respectively, in either restricted form or under option. Options may be either incentive stock options or nonqualified stock options. As of December 31, 2009 only nonqualified stock options and restricted stock shares have been issued under the plans. The Plan of 1993 terminated April 26, 2003. The 1997 Plan terminated April 28, 2007. The 2006 Plan will terminate February 27, 2016. The Board, at its discretion, may terminate any or all of the Plans prior to the Plans’ scheduled termination dates. At year end 2010, there were 80,557 shares available for grant under the 2006 Plan.

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

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of our common stock. We use historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The weighted average fair value of options granted was $2.33, $2.18 and $0.39 in 2010, 2009, and 2008, respectively.

	2010	2009	2008

Risk-free interest rate	2.11%	2.90%	2.71%
Expected option life	7 years	7 years	7 years
Expected stock price volatility	44.7%	38.6%	30.2%
Dividend yield	0.7%	4.7%	12.4%

Activity under the plans:

	Twelve months ended December 31, 2010 Total options outstanding
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (000)
Options outstanding, beginning of period	496,431	$ 17.46
Granted	46,100	$ 5.19
Exercised	0	-
Forfeited	47,702	$ 17.08
Expired	40,084	$ 14.21
Options outstanding, end of period	454,745	$ 16.55	5.7	$21,667

Options exercisable, end of period	312,052	$ 19.87	4.4	$0

Proceeds, related tax benefits realized from options exercised and intrinsic value of options exercised were as follows:

	Twelve months ended December 31,
(In Thousands of Dollars)
	2010	2009	2008
Proceeds of options exercised	$0	$0	$0
Related tax benefit recognized	$0	$0	$0
Intrinsic value of options exercised	$0	$0	$0

As of December 31, 2010, there was $153,000 of total unrecognized compensation cost related to non-vested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 2.2 years.

Options outstanding at December 31, 2010 were as follows:

	Options outstanding			Exercisable
Range of exercise prices	Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (years)	Shares	Weighted Average Exercise Price
$5.19 - $12.00	142,450	$7.18	8.8	30,370	$8.02
$12.01 - $16.00	86,038	$15.09	4.7	64,198	$14.78
$16.01 - $ 20.00	37,857	$19.20	1.9	37,856	$19.20
$20.01 - $ 26.18	188,400	$23.76	4.4	179,628	$23.84
Total	454,745	$16.55	5.7	312,052	$19.87

Restricted Stock
Restricted shares may be issued under the Plans as described above. Compensation expense is recognized over the vesting period of the shares based on the market value of the shares on the issue date.

A summary of changes in the Company’s non-vested shares for 2010 follows:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2010	16,228	$11.87
Granted	4,000	$4 .84
Vested	4,069	$14.48
Forfeited	2,786	$11.08
Non-vested at December 31, 2010	13,373	$9.13

As of December 31, 2010, there was $80,000 of total unrecognized compensation cost related to non-vested shares granted under the Restricted Stock Plan. The cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008 was $23,000, $22,900, and $31,700. Expense of $20,000 was recorded for restricted stock in 2010 compared with $48,000 in 2009 and $28,000 in 2008.

NOTE 17 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates were as follows:

(In Thousands of Dollars)	2010	2009
Beginning balance	$39,709	$57,230
New loans	50,180	32,804
Repayments	(41,363)	(47,442)
Addition/(Deletion) of Directors	(16)	(2,883)
Ending balance	$48,510	$39,709

Deposits from principal officers, directors, and their affiliates at year end 2010 and 2009 were $24.9 million and $23.2 million respectively.

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

Financial instruments with off-balance sheet risk were as follows at year end:

(In Thousands of Dollars)	2010		2009
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$25,047	$7,430	$40,897	$8,016
(at market rates)
Unused lines of credit and letters
of Credit	$20,963	$115,987	$22.452	$113,034
Standby Letters of Credit	$4,987	$16,324	$6,541	$18,879

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 2.65% to 5.99% and maturities ranging from 1 year to 6 years.

NOTE 19 – CONTINGENCIES

From time to time certain claims are made against the Company and its banking subsidiaries in the normal course of business. There were no outstanding claims considered by management to be material at December 31, 2010.

NOTE 20 – DIVIDEND LIMITATION OF SUBSIDIARIES

Capital guidelines adopted by Federal and State regulatory agencies and restrictions imposed by law limit the amount of cash dividends the banks can pay to the Company. At December 31, 2010, using the most restrictive of these conditions for each bank, the aggregate cash dividends that the banks can pay the Company without prior approval was $24,902,000. It is not the intent of management to have dividends paid in amounts which would reduce the capital of the banks to levels below those which are considered prudent by management and in accordance with guidelines of regulatory authorities.

NOTE 21 – STOCK REPURCHASE PROGRAM

On June 30, 2009, the Board of Directors unanimously approved rescinding the then current authorization to repurchase $3.2 million worth of our stock under a prior approved plan.  No stock was repurchased in 2009 or 2010.

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

At year end 2010 and 2009, the most recent regulatory notifications categorize us as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed that classification.

Actual and required capital amounts at year end and ratios are presented below:

(In thousands of dollars)	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2010
Total Capital to Risk Weighted Assets
Consolidated	$159,222	15.94%	$79,896	8.00%	$99,870	10.00%
Firstbank – Alma	22,337	15.18%	11,771	8.00%	14,714	10.00%
Firstbank – Mt. Pleasant	37,663	13.10%	22,998	8.00%	28,748	10.00%
Firstbank – West Branch	23,582	13.56%	13,917	8.00%	17,396	10.00%
Firstbank – St. Johns	8,706	12.67%	5,496	8.00%	6,870	10.00%
Keystone Community Bank	25,136	12.38%	16,249	8.00%	20,311	10.00%
Firstbank – West Michigan	18,338	15.36%	9,552	8.00%	11,940	10.00%

Tier 1 (Core) Capital to Risk Weighted Assets
Consolidated	$146,619	14.68%	$39,948	4.00%	$59,922	6.00%
Firstbank – Alma	20,492	13.93%	5,886	4.00%	8,828	6.00%
Firstbank – Mt. Pleasant	34,059	11.85%	11,499	4.00%	17,249	6.00%
Firstbank – West Branch	21,400	12.30%	6,959	4.00%	10,438	6.00%
Firstbank – St. Johns	7,834	11.40%	2,748	4.00%	4,122	6.00%
Keystone Community Bank	22,554	11.10%	8,124	4.00%	12,187	6.00%
Firstbank – West Michigan	16,817	14.08%	4,776	4.00%	7,164	6.00%

Tier 1 (Core) Capital to Average Assets
Consolidated	$146,619	10.02%	$58,518	4.00%	$73,148	5.00%
Firstbank – Alma	20,492	7.51%	10,911	4.00%	13,639	5.00%
Firstbank – Mt. Pleasant	34,059	8.73%	15,607	4.00%	19,508	5.00%
Firstbank – West Branch	21,400	8.64%	9,910	4.00%	12,388	5.00%
Firstbank – St. Johns	7,834	8.25%	3,800	4.00%	4,750	5.00%
Keystone Community Bank	22,554	9.18%	9,828	4.00%	12,285	5.00%
Firstbank – West Michigan	16,817	8.76%	7,683	4.00%	9,604	5.00%

	Amount	Ratio	Amount	Ratio	Amount	Ratio
2009
Total Capital to Risk Weighted Assets
Consolidated	$156,898	14.21%	$88,355	8.00%	$110,443	10.00%
Firstbank – Alma	21,728	12.66%	13,727	8.00%	17,159	10.00%
Firstbank – Mt. Pleasant	36,680	12.01%	24,431	8.00%	30,538	10.00%
Firstbank – West Branch	22,366	11.75%	15,233	8.00%	19,041	10.00%
Firstbank – St. Johns	8,823	12.22%	5,777	8.00%	7,221	10.00%
Keystone Community Bank	26,320	11.89%	17,706	8.00%	22,133	10.00%
Firstbank – West Michigan	17,308	13.22%	10,473	8.00%	13,091	10.00%

Tier 1 (Core) Capital to Risk Weighted Assets
Consolidated	$143,538	13.00%	$44,177	4.00%	$66,266	6.00%
Firstbank – Alma	19,576	11.41%	6,864	4.00%	10,295	6.00%
Firstbank – Mt. Pleasant	32,861	10.76%	12,215	4.00%	18,323	6.00%
Firstbank – West Branch	20,372	10.70%	7,616	4.00%	11,425	6.00%
Firstbank – St. Johns	7,915	10.96%	2,888	4.00%	4,332	6.00%
Keystone Community Bank	23,542	10.64%	8,853	4.00%	13,280	6.00%
Firstbank – West Michigan	15,627	11.94%	5,236	4.00%	7,855	6.00%

Tier 1 (Core) Capital to Average Assets
Consolidated	$143,538	10.05%	$57,153	4.00%	$71,441	5.00%
Firstbank – Alma	19,576	7.27%	10,764	4.00%	13,455	5.00%
Firstbank – Mt. Pleasant	32,861	9.07%	14,499	4.00%	18,124	5.00%
Firstbank – West Branch	20,372	8.15%	9,995	4.00%	12,493	5.00%
Firstbank – St. Johns	7,915	8.64%	3,666	4.00%	4,583	5.00%
Keystone Community Bank	23,542	9.97%	9,446	4.00%	11,808	5.00%
Firstbank – West Michigan	15,627	8.05%	7,769	4.00%	9,711	5.00%

NOTE 23 – FAIR VALUE

Carrying amount and estimated fair values of financial instruments were as follows at year end:

	2010		2009
(In Thousands of Dollars)	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets:
Cash and cash equivalents	$73,538	$73,538	$107,365	$107,365
Certificate of Deposit	10,405	10,405	10,250	10,250
Trading Account Securities	13	13	2,828	2,828
Securities available for sale	255,703	255,703	146,680	146,680
Federal Home Loan Bank stock	8,203	8,203	9,084	9,084
Loans held for sale	1,355	1,355	578	578
Loans, net	1,010,189	987,800	1,102,493	1,101,500
Accrued interest receivable	4,689	4,689	4,421	4,421
Financial Liabilities:
Deposits	(1,183,783)	(1,173,030)	(1,149,063)	(1,135,093)
Securities sold under agreements to
repurchase and overnight borrowings	(41,328)	(41,328)	(39,409)	(39,409)
Federal Home Loan Bank advances	(40,658)	(42,684)	(100,263)	(104,356)
Accrued interest payable	(1,467)	(1,467)	(2,195)	(2,195)
Subordinated Debentures	(36,084)	(37,051)	(36,084)	(38,114)

The methods and assumptions used to estimate fair value are described as follows: The carrying amount is the estimated fair value for cash and cash equivalents, short term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short term debt, and variable rate loans or deposits that re-price frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent re-pricing or re-pricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes.  Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The fair value of off-balance sheet items was not material to the consolidated financial statements at December 31, 2010 or 2009.

The following tables present information about our assets measured at fair value on a recurring basis at December 31, 2010, and valuation techniques used by us to determine those fair values.

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

Assets Measured at Fair Value on a Recurring Basis
(In Thousands of Dollars)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31
2010
Securities available for sale
Treasury Notes	$12,530	$0	$0	$12,530
U.S. Government Agency Bonds	82,897	0	0	82,897
U.S. Government Agency CMOs	0	110,542	0	110,542
Municipal Securities	0	38,371	9,716	48,087
Other Securities	530	0	1,117	1,647
Total Securities available for sale	$95,957	$148,913	$10,833	$255,703

Trading securities	$13	$0	$0	$13

2009
Securities available for sale
Treasury Notes	$1,002	$0	$0	$1,002
U.S. Government Agency Bonds	98,183	0	0	98,183
U.S. Government Agency CMOs	0	10,339	0	10,339
Municipal Securities	0	28.080	5,738	33,818
Other Securities	1,517	0	1,821	3,338
Total Securities available for sale	$100,702	$38,419	$7,559	$146,680

Trading securities	$2,828	$0	$0	$2,828

Changes in Level 3 Assets Measured at Fair Value on a Recurring Basis
(Dollars in Thousands)	2010	2009
Balance at beginning of year	$7,559	$7,880
Total realized losses included in income	(150)	(100)
Change in unrealized gains/(losses) included in other comprehensive income	56	(56)
Purchases	5,127	990
Sales	(897)	0
Calls and maturities	(862)	(905)
Net transfers in/out of Level 3	0	(250)
Balance at end of year	$10,833	$7,559

The Level 3 assets that were held at each year end are carried at historical cost which approximates fair value. The $250,000, in 2009, of net transfers out of Level 3 related to a security for which open market pricing became available.

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

Assets Measured at Fair Value on a Nonrecurring Basis
(Dollars in Thousands)	Balance at December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses for the period ended December 31
2010
Impaired loans	$36,418	$0	$0	$36,418	$7,748
Other real estate owned	$8,316	$0	$0	$8,316	$1,762

2009
Impaired loans	$37,783	$0	$0	$37,783	$6,866
Other real estate owned	$7,425	$0	$0	$7,425	$924

Impaired loans categorized as Level 3 assets consist of non-homogeneous loans that are considered impaired. We estimate the fair value of the loans based on the present value of expected future cash flows using management’s best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals). The $7.7 million in losses in 2010 and the $6.9 million in 2009 indicated in the table above were charged to the allowance for loan losses. The $1.8 million in OREO losses in 2010 and the $0.9 million in 2009 were charged to income on the OREO expenses line of the income statement.

NOTE 24 – BASIC AND DILUTED EARNINGS PER SHARE

(In Thousands, Except per Share Data)	Year Ended December 31
	2010	2009	2008
Basic earnings per common share
Net income available to common shareholders	$2,084	$1,151	$719
Weighted average common shares outstanding	7,766	7,657	7,477

Basic earnings per common share	$0.27	$0.15	$0.10

Diluted Earnings per Share
Net income available to common shareholders	$2,084	$1,151	$719

Weighted average common shares outstanding	7,766	7,657	7,477
Add dilutive effects of assumed exercises of options	2	2	1
Weighted average common and dilutive potential
Common shares outstanding	7,768	7,659	7,478

Diluted earnings per common share	$0.27	$0.15	$0.10

Stock options and warrants for 1,033,692, 1,065,629, and 419,290 shares of common stock were not considered in computing diluted earnings per share for 2010, 2009, and 2008, respectively, because they were anti-dilutive.

NOTE 25 – FIRSTBANK CORPORATION (PARENT COMPANY ONLY)
CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS
	Year Ended December 31,
(In Thousands of Dollars)	2010	2009
ASSETS
Cash and cash equivalents	$15,563	$10,152
Commercial loans	1,000	214
Investment in and advances to banking subsidiaries	164,611	163,071
Securities	1,097	3,912
Other assets	3,683	8,467
Total Assets	$185,954	$185,816
LIABILITIES AND EQUITY
Accrued expenses and other liabilities	$1,442	$2,852
Subordinated Debentures	36,084	36,084
Shareholders’ equity	148,428	146,880
Total Liabilities and Shareholders’ Equity	$185,954	$185,816

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years Ended December 31st	2010	2009	2008
Dividends from banking subsidiaries (net of capital infusions)	$4,000	$7,246	$8,773
Other income	5,656	5,542	3,713
Other expense	(8,418)	(8,800)	(8,086)
Income before income tax and undistributed subsidiary income	1,238	3,988	4,400
Income tax benefit	532	1,022	1,522
Equity in undistributed subsidiary income	1,993	(2,319)	(5,203)
Net income	3,763	2,691	719
Change in unrealized gain (loss) on securities, net of tax and
classification effects	(452)	(288)	403
Comprehensive income	$3,311	$2,403	$1,122

CONDENSED STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2010	2009	2008
Cash flows from operating activities
Net income	$3,763	$2,691	$719
Adjustments:
Unrealized loss on trading account securities	(3)	213	454
Equity in undistributed subsidiary income	(43)	2,322	4,065
Stock Option and Restricted Stock Grant Compensation Expense	115	158	209
Change in other assets	4,784	1,204	3,764
Change in other liabilities	(1,410)	(1,619)	(582)
Net cash from operating activities	7,206	4,969	8,629

Cash flows from investing activities
Sale/(Purchase) of Securities AFS	2,818	(2,819)	0
Net decrease in commercial loans	(786)	28	32
Payments for Investments in Subsidiaries	(1,950)	(16,360)	(12,838)
Net cash from investing activities	82	(19,151)	(12,806)

Cash flows from financing activities
Proceeds from issuance of long-term debt and notes payable	0	0	6,100
Payments of long-term debt	0	(5,600)	(500)
Proceeds from issuance of preferred stock and common stock warrants	0	33,000	0
Proceeds from issuance of common stock	393	909	1,766
Dividends on preferred stock	(1,650)	(1,513)	0
Dividends on common stock	(620)	(3,062)	(6,725)
Net cash from financing activities	(1,877)	23,734	642
Net change in cash and cash equivalents	5,411	9,552	(3,535)
Beginning cash and cash equivalents	10,152	600	4,135
Ending cash and cash equivalents	$15,563	$10,152	$600

NOTE 26 – OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

(In Thousands of Dollars)	2010	2009	2008
Change in unrealized holding gains and losses on available for sale securities	$(535)	$(1,098)	$540
Less reclassification adjustments for gains and losses later recognized in income	(150)	1,534	(20)
Net unrealized gains and (losses)	(685)	(436)	560
Tax effect	233	148	157

Other comprehensive income (loss)	$(452)	$(288)	$403

NOTE 27 – QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Thousands of Dollars, Except per Share Data)	2010
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Interest income	$18,099	$18,225	$18,221	$17,837	$72,382
Net interest income	12,324	12,668	13,095	13,405	51,492
Income before federal income taxes	671	1,248	2,372	984	5,275
Net income	659	937	1,324	843	3,763
Preferred stock dividends	420	420	420	419	1,679
Net income available to common shareholders	239	517	904	424	2,084
Basic earnings per common share	$0.03	$0.07	$0.12	$0.05	$0.27
Diluted earnings per common share	$0.03	$0.07	$0.12	$0.05	$0.27

	2009
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year
Interest income	$18,732	$18,496	$18,763	$18,695	$74,686
Net interest income	11,601	11,856	12,596	12,694	48,747
Income before federal income taxes	1,983	(232)	1,520	464	3,735
Net income	1,513	62	1,217	(101)	2,691
Preferred stock dividends	280	420	420	420	1,540
Net income available to common shareholders	1,233	(358)	797	(521)	1,151
Basic earnings per common share	$0.16	$(0.04)	$0.10	$(0.07)	$0.15
Diluted earnings per common share	$0.16	$(0.04)	$0.10	$(0.07)	$0.15

All per share amounts have been adjusted for stock dividends and stock splits.

FIRSTBANK CORPORATION

BOARD OF DIRECTORS	OFFICERS

William E. Goggin, Chairman	Thomas R. Sullivan
Chairman, Firstbank – Alma	President & Chief Executive Officer
Attorney, Goggin Law Offices
Samuel G. Stone
Thomas D. Dickinson, CPA	Executive Vice President, Chief Financial
Certified Public Accountant	Officer, Secretary & Treasurer
Biggs, Hausserman, Thompson & Dickinson P.C.
William L. Benear
David W. Fultz	Vice President
Owner, Fultz Insurance Agency &,
Kirtland Insurance Agency	Daniel H. Grenier
Vice President
Jeff A. Gardner
Certified Property Manager &	David L. Miller
Owner, Gardner Grou	Vice President

Edward B. Grant, Ph.D., CPA	Douglas J. Ouellette
Chairman, Firstbank (Mt. Pleasant)	Vice President
General Manager, Public Broadcasting,
Central Michigan University	Richard D. Rice
Vice President and Controller
David D. Roslund, CPA
Administrator, Warwick Living Center	Thomas O. Schlueter
Small Business Investor and Manager	Vice President

Samuel A. Smith	James E. Wheeler, II
Owner, Smith Family Funeral Homes	Vice President

Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation

NON-BANK SUBSIDIARY Austin Mortgage Company, LLC

FIRSTBANK CORPORATION	FIRSTBANK CORPORATION
311 Woodworth Avenue	OPERATIONS CENTER
P. O. Box 1029	308 Woodworth Avenue
Alma, Michigan 48801	Alma, Michigan 48801
(989) 463-3131

FIRSTBANK – ALMA

BOARD OF DIRECTORS	OFFICERS

William E. Goggin, Chairman	James E. Wheeler, II
Chairman, Firstbank Corporation	President & Chief Executive Officer
Attorney, Goggin Law Offices
Richard A. Barratt
Mark J. Abernathy	Executive Vice President
President, Alma College
Laura A. Crocker
Martha A. Bamfield, D.D.S.	Vice President
Dentist, Nester & Bamfield, DDS, PC
Gregory A. Daniels
Cindy M. Bosley	Vice President
Chief Administrative Officer, Masonic Pathways
Tammy L. Halfmann
Paul C. Lux	Vice President
Owner, Lux Funeral Homes, Inc.
Marita A. Harkness
David D. Roslund	Vice President
Administrator, Warwick Living Center
Small Business Investor and Manager	Timothy M. Lowe
Vice President
Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation	Joan S. Welke
Vice President
James E. Wheeler, II
President & Chief Executive Officer, Firstbank - Alma	Pamela K. Winter
Vice President, Firstbank Corporation	Vice President

SUBSIDIARY Firstbank – Alma Mortgage Company

OFFICE LOCATIONS

Alma	Ashley	Ithaca	Merrill
7455 N. Alger Road	114 S. Sterling St.	219 E. Center St.	125 W. Saginaw St.
(989) 463-3134	(989) 847-2394	(989) 875-4107	(989) 643-7253

230 Woodworth Ave.	St. Charles	St. Louis
(989) 463-3137	102 Pine St.	135 W. Washington Ave.
	(989) 865-9918	(989) 681-5758
311 Woodworth Ave.
(989) 463-3131	Vestaburg
9002 W. Howard City-Edmore Rd.
(989) 268-5445

FIRSTBANK (MT. PLEASANT)

BOARD OF DIRECTORS	OFFICERS

Edward B. Grant, Ph.D., CPA, Chairman	Douglas J. Ouellette
General Manager, Public Broadcasting, Central Michigan University	President & Chief Executive Officer

Steven K. Anderson	Peter Stalker
President & CEO, Cadillac Tire Center, Cadillac	Community Bank President-Cadillac
President & CEO, Upper Lakes Tire, Gaylord
Daniel J. Timmins
Ralph M. Berry	Community Bank President-Clare
Owner, Berry Funeral Homes
Mark B. Perry
Glen D. Blystone, CPA	Senior Vice President
Blystone & Bailey, CPA’s PC
Robert L. Wheeler
Kenneth C. Bovee	Senior Vice President
President & Chief Executive Officer, Keystone Management Group
Cheryl L. Gaudard
Robert E. List, CPA	Vice President
Shareholder, Weinlander Fitzhugh, CPA’s
Manager, Clare and Gladwin Offices	Barbara J. Kain
Vice President
Robert J. Long
Owner, Summit Petroleum Corporation	Karen L. McKenzie
Vice President
Keith D. Merchant
President, B&P Manufacturing	Teresa L. Rupert
Vice President
J. Regan O’Neill
President and Co-Founder, Network Reporting Corporation	Tracey L. Sallee
President and Co-Founder, NetMed Transcription Services, LLC	Vice President

Douglas J. Ouellette	Dianne Stilson
President & Chief Executive Officer, Firstbank (Mt. Pleasant)	Vice President
Vice President, Firstbank Corporation

E. Lynn Pohl, CPA
Partner, Boge, Wybenga & Bradley, PC

Kenneth A. Rader	SUBSIDIARY
Owner, Ken Rader Farms	Firstbank – Mt. Pleasant Mortgage Company

Phillip R. Seybert
President, P.S. Equities, Inc.

Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation

OFFICE LOCATIONS

Mt. Pleasant	Cadillac	Howard City	Remus
102 S. Main St.	114 W. Pine St.	830 W. Shaw St.	201 W Whetland Ave.
(989) 773-2600	(231) 775-9000	(231) 937-4383	(989) 967-3602

4699 Pickard St.	Clare	Lakeview	Shepherd
(989) 773-2335	806 N. McEwan Ave.	506 Lincoln Ave.	258 W. Wright Ave.
	(989) 386-7313	(989) 352-7271	(989) 828-6625
2015 S. Mission St.
(989) 773-3959	Canadian Lakes	9531 N. Greenville Rd.	Winn
	10049 Buchanan Rd.	(989) 352-8180	2783 Blanchard Rd.
1925 E. Remus Rd.	Stanwood, MI		(989) 866-2210
(989) 775-8528	(231) 972-4200	Morley
101 E. 4th St.
(231) 856-7652

FIRSTBANK – WEST BRANCH

BOARD OF DIRECTORS	OFFICERS

Joseph M. Clark, Chairman	Daniel H. Grenier
Owner, Morse Clark Furniture	President & Chief Executive Officer

Bryon A. Bernard	Kim D. vonKronenberger
CEO, Bernard Building Center	Executive Vice President

Robert J. Carpenter, CPA	Lorri A. Burzlaff
Vice President, Robertson & Carpenter CPAs, P.C.	Vice President

David W. Fultz	Pamela J. Crainer
Owner, Fultz Insurance Agency &	Vice President
Kirtland Insurance Agency
Danny J. Gallagher
Daniel H. Grenier	Vice President
President & Chief Executive Officer, Firstbank – West Branch
Vice President, Firstbank Corporation	James L. Kloostra
Vice President
Robert T. Griffin	, Jr.
Owner and President, Griffin Beverage Company,	Eileen S. McGregor
Northern Beverage Co. and West Branch Tank & Trailer	Vice President

Christine R. Juarez	Mark D. Wait
Attorney, Juarez and Juarez, PLLC	Vice President

Norman J. Miller	Marie A. Wilkins
Owner, Miller Farms and Miller Dairy Equipment and Feed	Vice President

Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation

Mark D. Weber, MD	Subsidiaries
Orthopedic Surgeon	Firstbank – West Branch Mortgage Company

Kimberly Zygiel
Accountant, Stephenson, Gracik & Company, PC

OFFICE LOCATIONS

West Branch	Fairview	Hale	Higgins Lake
502 W. Houghton Ave.	1979 Miller Rd.	3281 M-65	4522 W. Higgins Lake Dr.
(989) 345-7900	(989) 848-2243	(989) 728-7566	(989) 821-9231

601 W. Houghton Ave.	Prescott	Rose City	St. Helen
(989) 345-7900	311 Harrison St.	505 S. Bennett St.	1990 N. St. Helen Rd.
	(989) 873-6201	(989) 685-3909	(989) 389-1311
2087 S. M-76
(989) 345-5050

2375 M-30
(989) 345-6210

FIRSTBANK – ST. JOHNS

BOARD OF DIRECTORS	OFFICERS

Ann M. Flermoen, D.D.S., Chairman	Thomas R. Sullivan
Dentist, Ann M. Flermoen, DDS	Chief Executive Officer

Craig A. Bishop	Craig A. Bishop
President, Firstbank – St. Johns	President

Todd Deitrich	Janette Havlik
President, Olympian Tool, Inc.	Vice President

Frank G. Pauli	Jeffery A. Hicks
President, Pauli Ford-Mercury, Inc.	Vice President

Sara Clark-Pierson	Daniel Redman
Attorney, Certified Public Accountant, Clark Family Enterprises	Vice President

Donald A. Rademacher
Owner, RSI Home Improvement, Inc.

Samuel A. Smith
Owner, Smith Family Funeral Homes
.
Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation

James E. Wheeler, II
President & Chief Executive Officer, Firstbank - Alma
Vice President, Firstbank Corporation

SUBSIDIARY Firstbank – St. Johns Mortgage Company

OFFICE LOCATIONS

St. Johns	DeWitt
201 N. Clinton Ave.	13215 S. US – 27 B.R.
(989) 227-8383	(517) 668-8000

1065 Superior Dr.
(989)227-6995

KEYSTONE COMMUNITY BANK

BOARD OF DIRECTORS	OFFICERS

Kenneth V. Miller, Chairman	Thomas O. Schlueter
Partner, Havirco	President & Chief Executive Officer
Owner, Millennium Restaurant Group
Thomas D. Lundquist
Michelle L. Eldridge	Senior Vice President
Principal, LVM Capital Management, LTD.
Cynthia J. Carter
Samuel T. Field	Vice President
Attorney, Field & Field, P.C
Sara S. Dana
Jeff A. Gardner	Vice President
Certified Property Manager &
Owner, Gardner Group	Kimberly A. Labadie
Vice President
John E. Hopkins
Retired, former President & Chief Executive Officer,	Cynthia L. Mount
Kalamazoo Community Foundation	Vice President

Ronald A. Molitor
President, Mol-Son, Inc.

John M. Novak
Principal, Miller Canfield Attorneys & Counselors

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

2925 Oakland Drive
(269) 488-9200

5073 Gull Road
(269)488-4800

FIRSTBANK – WEST MICHIGAN

BOARD OF DIRECTORS	OFFICERS

Jerome I. Gregory, Chairman	William L. Benear
Chief Executive Officer, Carr Real Estate, Inc.	President & Chief Executive Officer

William L. Benear	Clare R. Colwell
President & Chief Executive Officer, Firstbank – West Michigan	Executive Vice President
Vice President, Firstbank Corporation
Debrann Hausserman
Janice K. DeYoung	Vice President
Former Business Owner
Community Volunteer	Blaine A. Kemme
Vice President
Thomas D. Dickinson, CPA
Certified Public Accountant	Michele M. Krick
Biggs, Hausserman, Thompson & Dickinson P.C.	Vice President

David M. Laux	Kevin M. Meade
President, Industrial Engineering Services, Inc.	Vice President

James E. Reagan, D.D.S.	Daniel P. Mitchell
Dentist, James E. Reagan, DDS	Vice President

Thomas R. Sullivan	Jackeline Salerno Thebo
President & Chief Executive Officer, Firstbank Corporation	Vice President

Subsidiary ICNB Mortgage Company

OFFICE LOCATIONS

Ionia	Belding	Lowell	Woodland
302 W. Main St.	105 S. Pearl St.	2601 W. Main St.	115 S. Main St.
(616) 527-0220	(616) 794-1195	(616) 897-6171	(269) 367-4911

202 N. Dexter St.	9344 W. Belding Rd.	Sunfield
(616) 527-1550	(616) 794-0890	145 Main St.
(517) 566-8025
2600 S. State Rd.	Hastings
(616) 527-9250	1500 W. M-43 Hwy.
(269) 948-2905

BUSINESS OF THE COMPANY

Firstbank Corporation is a bank holding company.  As of December 31, 2010, our subsidiaries are Firstbank – Alma; Firstbank (Mt. Pleasant); Firstbank – West Branch; Firstbank – St. Johns; Keystone Community Bank; Firstbank – West Michigan; FBMI Risk Management Services, Inc.; and Austin Mortgage Company, LLC. As of December 31, 2010, Firstbank Corporation and its subsidiaries employed 435 people on a full-time equivalent basis.

We are in the business of banking. Each of our subsidiary banks is a full service community bank. The subsidiary banks offer all customary banking services, including the acceptance of checking, savings and time deposits and the making of commercial, agricultural, real estate, personal, home improvement, automobile and other installment and consumer loans. Trust services are offered to customers through Citizens Bank Wealth Management in the Firstbank – Alma main office.  Deposits of Citizens Bank Wealth Management are insured by the Federal Deposit Insurance Corporation.

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

Our principal sources of revenues are interest and fees on loans and non-interest revenue resulting from banking and non-bank subsidiary activity. On a consolidated basis, interest and fees on loans accounted for approximately 80% of total revenues in 2010, 78% in 2009, and 89% in 2008. Non-interest revenue accounted for approximately 14% of total revenue in 2010, 17% in 2009, and 5% in 2008. Interest on securities accounted for approximately 6% of total revenue in 2010, 5% in 2009, and 6% in 2008.

Annual Meeting
The annual meeting of shareholders will be held on Monday, April 25, 2011 at 4:30 p.m., Heritage Center, Alma College, Alma, Michigan.

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