Form 10-K, Exhibit 13
period 2011-12-31
FIRSTBANK CORP
filed 2012-03-12
CIK 778972

EXHIBIT 13
Rule 14a-3
Annual Report

PRESIDENT’S MESSAGE

To Our Shareholders:

The year of 2011 was marked by progress and improved levels of profitability, tempered by continuing high levels of loan losses and credit-related expenses, declining real estate values, and a Michigan economy that continues to struggle despite some notable improvements.  I would like to briefly review our 2011 earnings results, outline the principal factors that will impact 2012 earnings, provide our view regarding capital and future cash dividends, and discuss the bank regulatory environment which is having a substantial impact on our industry.

2011 Earnings

Net income available to our common shareholders improved from $2.1 million in 2010 to over $3.9 million in 2011, an increase of over 85%.  However, our most important measure of financial success is our Return on Average Shareholders' Equity which was 3.75% in 2011 - a level well below both acceptable and our historical rate of return.  High levels of loan losses, legal fees, and expenses related to collecting, securing, maintaining, and disposing of collateral obtained in satisfaction of borrower's obligations continue to heavily impact earnings.  On a positive note, the level of non-performing assets appears to have stabilized, and if so, many of these costs should decline in the future.

Despite the low level of interest rates we have focused on building our core deposit base throughout the company, and we are pleased to report that deposits which we consider core now provide over 98% of our funding.  Core deposits through most interest rate cycles are provided at lower cost to the company than wholesale funding sources, but more importantly are stable and provide us with opportunities to expand our banking relationship with customers who live and work in our local communities.  This lower cost funding improved our net interest margin to 4.06% in 2011 versus the 2010 margin of 3.87%.

Our banks all remain very well capitalized with ample funding and human resources to expand lending.  However, our loan portfolios have continued to shrink due to limited good quality lending opportunities within our markets combined with the desire of many of our customers to reduce debt.  We are well-positioned to expand our lending as the Michigan economy improves.

2012 Outlook

The Michigan economy appears to be improving: unemployment rates are still high but have been declining; our level of problem loans appears to be stabilizing; low interest rates on home mortgages continue to drive re-financing activity which is very profitable for us; and even though our net interest margin may decline until loan demand improves, the margin has been stable and strong.  All of these factors bode well for our ability to post improved earnings in 2012.  However, we remain concerned that real estate values have continued to fall; that increased energy prices may severely dampen Michigan's economic recovery; and that pending regulatory changes will impact both our revenue sources and our cost structure.  Overall, we are cautiously optimistic about 2012, but recognize that we will need to remain vigilant on all of these issues to be successful.

Capital and Dividends

Our capital ratios continue to build as earnings improve, all of our banks maintain capital well above the regulatory minimum, and we have begun to share our improved performance with our shareholders through the additional dividend declared in January based on 2011 full year earnings. Our intention is to continue to build capital to the point that we will be able to redeem at least half of the outstanding preferred shares by the time the dividend on our preferred stock increases from 5% to 9%, which will occur in early 2014. Doing so will negate any drag on net income available to common shareholders that otherwise would have resulted from an increased preferred dividend.   We intend to maintain our quarterly cash dividend on common stock at $0.01 during 2012, and will again consider a special dividend when the full year 2012 results are available.

Regulatory Issues

The federal government’s Dodd-Frank banking reform legislation, which contains the "Durbin Amendment", will profoundly impact the banking business in the future.  While the target of that law was to protect the system from the "too big to fail" financial providers, there will be substantial new regulations to which the community banking industry will be subject.  These new, and yet to be implemented, regulations will place new compliance demands and costs on our company - which we anticipate will most likely offset the savings on FDIC insurance we achieved through Dodd-Frank.  Additionally, the "Durbin Amendment" is altering the methodology by which fees for electronic services are shared between merchants and banks, which will most likely reduce our future income and place more stress on our cost structure.  These issues, combined with a more stringent inspection process from banking examiners, have led us to re-evaluate the value of maintaining each separate bank charter.  In 2011, we merged our smallest unit, Firstbank - St. Johns, into Firstbank - Alma, which reduced overhead, but perhaps more importantly, eliminated five (5) annual regulatory examinations.   Effective regulation is important to our industry, but regulatory issues are playing a much larger role today.  I want to assure our shareholders that we actively assess the risks and costs of our multi-bank structure to ensure that we are representing all of our shareholders, customers, communities, and staff members to the best of our abilities.

In Conclusion

Our company is really a reflection of all of the team members who comprise our staff.  We are fortunate to have so many fine and capable individuals who have devoted their time, efforts, and careers to our company, our customers, our communities and our shareholders.  I thank each and every one of them for their hard work, dedication, and commitment to Firstbank Corporation.

Finally, I would like to thank our customers and communities for entrusting us with their business and for allowing us to serve them.  We stand strong and ready to serve their future needs.  Additionally, the confidence and patience displayed by our shareholders as we have worked through difficult times has been very reassuring.  Your support, encouragement, and investment in Firstbank Corporation are greatly appreciated.

Sincerely,

Thomas R. Sullivan
President & Chief Executive Officer

2011
Annual Report

This 2011 Annual Report contains audited financial statements and a detailed financial review.  This is Firstbank Corporation’s 2011 Annual Report to Shareholders.

The report presents information concerning the business and financial results of Firstbank Corporation in a format and level of detail that we believe shareholders will find useful and informative.  Shareholders who would like to receive even more detailed information than that contained in this 2011 Annual Report are invited to request our Annual Report on Form 10-K.

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

FINANCIAL HIGHLIGHTS Firstbank Corporation

(In Thousands of Dollars, Except per Share Data)
For the year:	2011	2010	2009	2008	2007
Interest income	$67,644	$72,382	$74,686	$82,191	$80,862
Net interest income	54,672	51,492	48,747	46,838	42,645
Provision for loan losses	13,337	13,344	14,671	8,256	2,014
Non-interest income	9,675	11,829	15,409	3,990	9,720
Non-interest expense	43,553	44,702	45,750	42,915	39,074
Net income	5,623	3,763	2,691	719	8,386
Net income available to common	3,944	2,084	1,151	719	8,386

At year end:
Total assets	1,485,299	1,458,343	1,482,356	1,425,340	1,365,739
Total earning assets	1,351,099	1,332,662	1,342,530	1,292,647	1,229,564
Loans	984,258	1,032,975	1,122,185	1,159,632	1,123,654
Deposits	1,220,542	1,183,783	1,149,063	1,046,914	1,011,392
Other borrowings	102,325	118,070	175,756	251,275	217,910
Common shareholders’ equity	122,585	115,665	114,173	114,983	118,611
Total shareholders’ equity	155,377	148,428	146,880	114,983	118,611

Average balances:
Total assets	1,489,737	1,488,673	1,433,555	1,396,357	1,223,470
Total earning assets	1,364,139	1,351,872	1,300,354	1,264,425	1,118,569
Loans	1,004,599	1,077,718	1,135,868	1,145,849	1,010,863
Deposits	1,224,638	1,170,195	1,064,567	1,024,305	915,077
Other borrowings	104,010	160,547	207,614	236,095	182,740
Common shareholders’ equity	117,287	114,207	114,424	118,494	107,537
Total shareholders’ equity	150,065	146,948	144,583	118,494	107,537

Per common share: (1)
Basic earnings	$0.50	$0.27	$0.15	$0.10	$1.21
Diluted earnings	$0.50	$0.27	$0.15	$0.10	$1.21
Cash dividends	$0.04	$0.08	$0.40	$0.90	$0.90
Common shareholders’ equity	$15.53	$14.82	$14.77	$15.44	$16.01

Financial ratios:
Return on average assets	0.38%	0.25%	0.19%	0.05%	0.69%
Return on average total equity	3.75%	2.56%	1.86%	0.61%	7.80%
Average equity to average assets	10.07%	9.87%	10.09%	8.38%	8.79%
Average common equity to average assets	7.87%	7.67%	7.98%	8.38%	8.79%
Dividend payout ratio on common stock	5.58%	16.47%	113.80%	935.73%	74.49%

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

RESULTS OF OPERATIONS

Highlights

Firstbank Corporation (“”We” or the Company”) had net income of $5.6 million for 2011 compared with $3.8 million in 2010, an increase of $1.8 million, or 49%. After payment of dividends on preferred stock, net income available to common shareholders was $3.9 million for 2011 compared with $2.1 million in 2010, an increase of $1.8 million or 86%. Core banking activities continued to provide a solid basis for earnings as net interest income increased $3.2 million from 2010. Our loan loss provision was unchanged from 2010 at $13.3 million in 2011.

Mortgage gains decreased $2.2 million from the prior year as changes in regulations and higher rates slowed originations in the first half of the year, then, as rates fell to record lows in the second half of the year volume increased providing a higher level of gain on sale in the second half of the year.  Gains on the sale of mortgage loans were $3.7 million in 2011 compared with $5.9 million in 2010.

We achieved a return on average assets of 0.38%, 0.25%, and 0.19% for 2011, 2010, and 2009, respectively. Total average assets increased $1.1 million in 2011, $55 million in 2010, and $37 million in 2009. Basic and diluted earnings per share were $0.50, $0.27, and $.15 for the same time periods. Return on equity was 3.8% in 2011, 2.56% in 2010, and 1.86% in 2009. While these profitability measures do not meet with our expectations, the industry as a whole and the Michigan banking industry in particular are experiencing similar and even more substantial impacts on their performance.

Net Interest Income

Our core business is earning interest on loans and securities while paying interest on deposits and borrowings. In response to an economic recession in the United States, the Federal Reserve maintained overnight interest rates at historically low levels of 0.00% to 0.25% for a third consecutive year. While these low short term rates allowed us to lower the rates we pay on certain deposit products, it also reduces the rates we are able to earn on variable rate loan products and rates charged on renewing fixed rate loans. The net interest spread, the difference between the interest rates charged on earning assets and the rate paid on interest bearing liabilities, grew steadily in each quarter of the year from 3.69% in the fourth quarter of 2010 to 3.88% in the fourth quarter of 2011. As a result, our net interest margin increased, ending the year with a net interest margin of 4.06% compared with 3.87% in 2010, and 3.82% in 2009. During 2011, our average loan to average deposit ratio was 82%, lower than the 92% in 2010 and 117% in 2009. The decreasing ratio is a result of both our efforts in attracting core deposits and shrinking loan balances. We maintain capital and funding capacity and a desire to expand lending; however, demand for quality loans is in our local economies remains very soft at this time.

Net interest income increased in 2011 by $3.2 million as a combination of the higher net interest margin and a higher level of average earning assets improved earnings. Average interest earning assets increased $12 million from 2010 levels. The increase in interest earning assets was largely a result of higher balances in the investment portfolio, which rose by $84 million on average, more than offsetting a $65 million decrease in average loan balances. A critical task of management is to price assets and liabilities so that the spread between the interest earned on assets and the interest paid on liabilities is maximized while maintaining acceptable levels of risk. While interest rates on earning assets and interest bearing liabilities are subject to market forces, in general and in the short run, we can exert more control over deposit rates than earning asset rates. However, competitive forces and the need to retain and grow deposits as a funding source place limitations on the degree of control over deposit rates. Average interest bearing liabilities decreased $31 million during the year, and the average rate paid on these liabilities fell by 65 basis points resulting in a decrease to interest expense of $7.9 million.

The following table presents a summary of net interest income for 2011, 2010, and 2009.

Summary of Consolidated Net Interest Income

	Year Ended December 31, 2011			Year Ended December 31, 2010			Year Ended December 31, 2009
(In Thousands of Dollars)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

Average Assets
Interest Earning Assets:
Taxable securities	$264,657	$4,808	1.82%	$190,114	$3,647	1.92%	$98,413	$2,743	2.79%
Tax exempt securities(1)	40,273	1,719	4.27%	30,249	1,751	5.79%	31,700	2,010	6.34%
Total Securities	304,930	6,527	2.14%	220,363	5,398	2.45%	130,113	4,753	3.66%

Loans(1) (2)	981,976	61,545	6.27%	1,047,149	67,545	6.45%	1,112,810	70,696	6.35%
Federal funds sold	642	1	0.16%	451	1	0.23%	134	0	0.25%
Interest bearing deposits	76,591	253	0.33%	83,909	205	0.25%	57,297	136	0.24%
Total Earning Assets	1,364,139	68,326	5.01%	1,351,872	73,149	5.41%	1,300,354	75,585	5.82%

Nonaccrual loans	22,623			30,569			23,057
Less allowance for loan loss	(21,650)			(20,952)			(15,481)

Cash and due from banks	26,867			26,342			25,060
Other non-earning assets	97,758			100,842			100,565
Total Assets	$1,489,737			$1,488,673			$1,433,555

Average Liabilities
Interest Bearing Liabilities:
Demand	$319,053	$1,306	0.41%	$274,570	$1,736	0.64%	$236,087	1,660	0.71%
Savings	235,422	1,032	0.44%	194,855	1,122	0.58%	163,249	974	0.60%
Time	470,314	8,554	1.82%	529,947	12,877	2.43%	511,269	16,208	3.17%
Total Deposits	1,024,789	10,892	1.06%	999,372	15,735	1.58%	910,605	18,842	2.07%

Federal funds purchased and repurchase agreements	43,848	83	0.19%	40,341	96	0.24%	45,070	136	0.31%
FHLB advances and notes payable	24,078	802	3.33%	84,122	3,562	4.24%	126,460	5,350	4.23%
Subordinated debentures	36,084	1,197	3.32%	36,084	1,497	4.15%	36,084	1,611	4.47%
Total Interest Bearing Liabilities	1,128,799	12,974	1.15%	1,159,919	20,890	1.80%	1,118,219	25,939	2.32%

Demand Deposits	199,849			170,823			153,962
Total Funds	1,328,648			1,330,742			1,272,181

Other Non-Interest Bearing
Liabilities	11,024			10,983			16,791
Total Liabilities	1,339,672			1,341,725			1,288,972

Average Shareholders’ Equity	150,065			146,948			144,583
Total Liabilities and Shareholders’ Equity	$1,489,737			$1,488,673			$1,433,555

Net Interest Income(1)		$55,352			$52,259			$49,646

Rate Spread(1)			3.86%			3.61%			3.50%

Net Interest Margin (percent of Average earning assets) (1)			4.06%			3.87%			3.82%

(1)  Presented on a fully taxable equivalent basis using a federal income tax rate of 35% for all periods presented.

(2)  Interest income includes amortization of loan fees of $1.8 million, $1.9 million, and $1.8 million for 2011, 2010, and 2009, respectively. Uncollected interest on nonaccrual loans is not included.

The table below provides an analysis of the changes in interest income and interest expense due to volume and rate:

	2010/2011 Change in Interest Due to: (1)			2009/2010 Change in Interest Due to: (1)
	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
	(In Thousands of Dollars)

Interest Income:
Securities
Taxable Securities(2)	$1,465	$(223)	$1,242	$1,948	$(1,014)	$934
Tax-exempt Securities	495	(527)	(32)	(62)	507	445
Total Securities	1,960	(750)	1,210	1,886	(507)	1,379

Loans(2)	(4,122)	(1,878)	(6,000)	(4,218)	1,233	(2,985)
Federal Funds Sold	0	0	0	1	0	1
Interest Bearing Deposits	(32)	(1)	(33)	65	4	69

Total Interest Income on Earning Assets	(2,194)	(2,629)	(4,823)	(2,266)	730	(1,536)

Interest Expense:
Deposits
Interest Paying Demand	250	(680)	(430)	254	(178)	76
Savings	208	(298)	(90)	183	(35)	148
Time	(1,336)	(2,987)	(4,323)	573	(3,904)	(3,331)
Total Deposits	(878)	(3,965)	(4,843)	1,010	(4,117)	(3,107)

Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	8	(21)	(13)	(13)	(27)	(40)
FHLB and Other Notes Payable	(2,125)	(635)	(2,760)	(1,793)	5	(1,788)
Subordinated Debentures	0	(300)	(300)	0	(114)	(114)

Total Interest Expense on Liabilities	(2,995)	(4,921)	(7,916)	(796)	(4,253)	(5,049)

Net Interest Income	$801	$2,292	$3,093	$(1,470)	$4,983	$3,513

(1)	Changes in volume/rate have been allocated between the volume and rate variances on the basis of the ratio that the volume and rate variances bear to each other.
(2)	Interest is presented on a fully taxable equivalent basis using a federal income tax rate of 35%.

In 2011, the average rate realized on earning assets was 5.01%, a decrease of 40 basis points from the 2010 results of 5.41%, and 81 basis points lower than the 5.82% realized in 2009. In 2008, in reaction to a weakening economy and a credit crisis in the financial markets, the Federal Reserve aggressively lowered rates by 2.25% between January and April bringing the prime rate down to 5.00%. After a six month pause in the rate reduction strategy, the Federal Reserve then lowered rates by another 1.75% in the fourth quarter with the prime rate settling in at 3.25% at year end 2008, where it has remained through the end of 2011. Current language from the Federal Reserve indicates their intention to maintain this level of rates until late 2014. In addition, the Federal Reserve has also begun its announced strategy to purchase longer term bonds in the open market in an effort to keep longer term rates low.

Average loans outstanding decreased $65 million in 2011 when compared with 2010. As of December 31, 2011, approximately 23% of the loan portfolio was comprised of variable rate instruments, the same mix as the end of 2010. The remaining 77% of the loan portfolio is made up of fixed rate loans that do not re-price until maturity. Of the fixed rate loans approximately $102 million, or 13% of the fixed rate loan portfolio, matures within twelve months and are subject to rate adjustments at maturity. At year end 2011, 89% of our variable rate commercial loan portfolio was protected by a floor compared with 85% at the end of 2010.

During 2010 and 2011 maturing securities in the investment portfolio were replaced with securities of comparable quality bearing generally lower yields. As a result, maturing securities ran off from the investment portfolio at higher rates than comparable current offerings, decreasing the overall investment portfolio yield from 3.66% in 2009 to 2.45% in 2010 and 2.14% in 2011.

Average total interest bearing deposits for the year increased $25 million. The average rate paid on interest bearing liabilities was 1.15% in 2011, compared to 1.80% in 2010, and 2.32% in 2009. Deposit rates decreased during 2010 and 2011 with the soft economy. Average rates paid on time deposits decreased 61 basis points in 2011 compared with 2010 and 135 basis points compared with 2009, as new and renewing deposits re-priced to lower rates. Rates on checking and savings deposits also decreased in 2011, falling 23 basis points and 14 basis points, respectively. These same rates were seven basis points and two basis points lower in 2010 than they had been in 2009.

Brokered CDs are more sensitive to changes in the interest rate than CDs offered in local markets and have been issued with original maturities ranging from three months to two years. The average balance of brokered CDs in 2011 was $15 million, compared with $11 million in 2010 and $19 million in 2009. These CDs carried an average interest rate of 0.88% in 2011 compared with 1.05% in 2010, and 2.18% in 2009.

We fund a portion of our loan portfolio with borrowings from the Federal Home Loan Bank (FHLB) and notes payable. During 2011, the average outstanding balance of FHLB advances and notes payable decreased $60 million and the year-end balance decreased $21 million when compared with 2010 balances. While FHLB borrowings are one method of funding loans when core deposits are not available, the cost is typically higher than our core deposit costs. As core deposit funding has increased and loan demand decreased, we have been able to reduce our reliance on this source of funding. The 2011 average rate paid for Federal Home Loan Bank advances and notes payable was 3.33% , 90 basis points lower than 2010’s rate of 4.24%. Borrowings from the Federal Home Loan Bank carry significant prepayment penalties that act as a deterrent to early repayment.

In July of 2007, we issued $15.5 million in subordinated debentures to fund a portion of the ICNB acquisition. That issuance was split evenly between debentures that carry a fixed rate of 6.566% for five years, at which time they will convert to a variable interest rate of 90 day LIBOR plus 1.35%, and variable rate debentures that carry a rate of 90 day LIBOR plus 1.35%. The variable rate debentures re-price quarterly. In January of 2006, we issued $10.3 million in subordinated debentures that carried a fixed rate of 6.049% for five years. During 2011 this issuance converted to a variable interest rate of 90 day LIBOR plus 1.27%. In October of 2004, we issued $10.3 million in subordinated debentures, at a variable interest rate of 90 day LIBOR plus 1.99% which re-price on a quarterly basis. The average rate paid on all subordinated debentures during 2011 was 3.32% compared with 4.15% and 4.47% in 2010 and 2009, respectively.

We utilize short term borrowing, made up of Federal Funds Purchased and Repurchase Agreements as a source of liquidity and to balance our daily cash needs. Average short term borrowed funds increased by $3.5 million when 2011 is compared with 2010.

The 2011 interest rate spread of 3.86% is 25 basis points higher than the 2010 spread of 3.61%, and 36 basis points higher than the 2009 spread of 3.50%. Tax equivalent net interest income increased $3 million in 2011 as an increase in total average earning assets of $12 million and a 19 basis point improvement in the net interest margin spurred the increase. The net interest margin of 4.06% for 2011 was 19 basis points above 2010 and 24 basis points better than in 2009. The increase in the rate spread in 2011 was the result of rates on average earning assets decreasing 40 basis points while the average cost of interest bearing liabilities decreased 65 basis points. The 19 basis point increase in the net interest margin was a result of a higher percentage of earning assets being funded by non interest bearing liabilities and equity as well as the management of rates on both loans and deposits during the year. Average earning assets represented 91% of total average assets in all three years 2009 through 2011.

Provision for Loan Losses

In accordance with accounting standards, we allocate a portion of the allowance to loans that we determine to be impaired. We analyze other loans and current market conditions on a pool basis in order to arrive at the appropriate allowance for loan losses. If a loan for which allocations had been established pays off, or the risk of loss is otherwise reduced, we reverse those specific allocations. The methodology described above resulted in a provision for loan losses in 2011 of $13.3 million, compared with $13.4 million in 2010, and $14.7 million in 2009. These provision charges, which exceed historical norms, were incurred as the struggling Michigan economy resulted in new problem loans for which either allocated reserves were established for probable losses, or loans were charged off during the year.

During 2011, we had recoveries of previously charged off loans totaling $1.2 million, and favorable outcomes on certain previously identified problem loans, reducing the amount of provision expense needed, while deterioration of certain loans to problem status and charge offs of $14.9 million increased the amount of provision expense needed. In 2010, we had recoveries of previously charged off loans totaling $0.9 million and favorable outcomes on certain previously identified problem loans, reducing the amount of provision expense needed, while deterioration of certain loans to problem status and charge offs of $12.0 million increased the amount of provision expense needed.

At December 31, 2011, the allowance for loan losses as a percent of total loans was 2.14% compared to 2.06% and 1.70% at December 31, 2010, and December 31, 2009, respectively. Total nonperforming loans were 4.27% of ending loans at December 31, 2011, compared to 3.60% and 3.65% at the two previous year ends. The increase in the ratio in 2011 was due to an increase of $9 million in restructured loans, a decrease in nonaccrual loans of $3 million and a decrease in 90 day past due loans of $0.2 million. All loans reported as restructured are current or less than 90 days past due and conforming to the agreed upon restructured terms of the loan. The decrease in the nonperforming ratio in 2010 was due to an decrease in nonaccrual loans of $4.3 million, a reduction in 90 day past due loans of $2.6 million, net of an increase in restructured loans of $3.1 million.

Net charged off loans totaled $13.7 million in 2011 compared to $11.0 million in 2010, and $10.2 million in 2009. Net charged off loans as a percent of average loans were 1.37% in 2011, 1.02% in 2010, and 0.90% in 2009. Charge offs of $3.9 million in 2011 had specific reserves established in a prior year, while in 2010 and 2009, $2.4 million and $2.9 million, respectively; of specific allowance allocations had been set aside at the end of the prior year. Provision expense did not need to be increased to cover those previously identified losses.

Non-interest Income

Non-interest income decreased by $2.2 million when 2011 is compared with 2010. Affecting the results in 2011 were gains on the sale of mortgages, which were down $2.2 million, and decreased revenue from our armored car business, which was down $174,000, (sold at the end of the first quarter of 2010). The sale of our armored car and title insurance businesses had negligible impact on net income. Other non-interest income increased $198,000 primarily due to improve results in the sale of other real estate owned properties during the year. Non-interest income decreased $3.6 million when 2010 is compared with 2009, as gains on the sale of mortgage loans decreased $1.6 million, securities gains were $1.3 million lower, revenue from our armored car business decreased by $577,000, and title insurance fees were lower by $626,000. The lower revenue from the armored car business was due to the sale of the business at the end of the first quarter of 2010, while the lower title insurance fees were due to a partial sale of the business that resulted in that revenue being excluded from our consolidated results.

In 2011 we recorded $48,000 in securities losses compared with a $7,000 gain in 2010. The losses resulted from routine securities transactions during the year. We recorded a charge of $150,000 for other than temporary impairment associated with the valuation of one trust preferred security in 2010 and $150,000 on two securities in 2009. In 2009, after the market recovered, we also sold several auction rate securities which had become impaired in the prior year after the market recovered, netting $1.8 million in gains on these securities. We recognized $11,000 of losses on valuation changes in our trading account securities portfolio during 2011 following losses of $3,000 in 2010 and $213,000 in losses in 2009.

Gains on the sale of mortgage loans decreased $2.2 million during 2011 after peaking at $7.6 million in 2009 and falling to $5.9 million in 2010. In 2009, a low rate environment spurred a mortgage re-finance boom that lasted most of the year, generating the higher gains, while allowing customers to reduce their monthly mortgage payments. In 2010, rates began the year at a level that did not result in very much refinance or purchase activity, but by mid-year rates had fallen again to a point where refinance activity picked up considerably. In 2011, new regulatory requirements and onerous conditions placed on the sale of loans in the secondary market resulted in lower gains on the sale of loans. By midyear, rates had fallen once again to the point where refinance activity picked up and the second half of the year generated higher gains.

When a mortgage is refinanced or pre-paid, capitalized mortgage servicing rights relating to that mortgage are written off, with the write off amounts included in the amortization cost of servicing rights. Refinance activity in 2011 was lower than 2010 which was also somewhat lower than in 2009, resulting in fewer mortgage loan prepayments, and therefore lower amortization cost of serving rights. Income from servicing loans sold in the secondary market increased by $173,000 over 2010 which had increase $182,000 from 2009, causing overall mortgage servicing income to be higher by $185,000 in 2011 when compared with 2010 and $375,000 when 2010 is compared with 2009. In 2011, mortgage servicing income (servicing income net of amortization of capitalized serving rights) was a positive $89,000 compared with a negative $96,000 in 2010 and a negative $471,000 in 2009.

Deposit account service charges were basically unchanged, holding in a range of $4.5 million to $4.6 million across the 2009 to 2011 time frame. Courier and cash delivery services income decreased $174,000 due to the sale of our armored car company at the end of the first quarter of 2010. This revenue line had been down $577,000 from 2009 due to the sale.

Gains and losses from securities activities resulted in a pre-tax loss of $48,000 in 2011 compared with $7,000 gain in 2010 and a $1.3 million gain in 2009. Trading account securities had a loss of $11,000 in the year, compared with a gain of $3,000 in 2010 and a loss of $213,000 loss in 2009. The available for sale portfolio had a loss of $37,000 in 2011 compared with a gain of $3,000 in 2010 and a gain of $1.5 million in 2009. The gains in 2009 were a result of recoveries of losses recorded in the prior year on money market preferred securities. At year end 2010, all of the money market preferred securities mentioned above were sold, except for 34,000 shares of Freddie Mac preferred stock, which we continue to hold.

We reduced our stake in the title insurance business, through a reorganization of our 100% owned 1st Title Insurance Agency, whereby we now have ownership of 48% in the business. As a result of the reduction to below 50% we no longer consolidate the results of this business into our financial statements beginning in November 2009. While we include our ownership percentage of net income, the full title insurance revenue and expense is no longer reflected in our results beginning in 2010. We also exited our courier and cash delivery services business through the sale of our 1st Armored subsidiary in March of 2010. This business had seen declining revenue in recent years due to increased market competition. As a result, revenue from this line item was reduced by $577,000 in 2010, but had minimal effect on our bottom line.

Other non-interest income was $1.5 million, compared with $1.3 million in 2010 and $1.1 million in 2009. The improvement in this line from 2010 was primarily due to a $259,000 improvement in the gain or loss recognized when disposing of property acquired in foreclosure. Gains on the sale of Other Real Estate Owned were $95,000 in 2011, compared with losses of $354,000 in 2010, and $336,000 in 2009. The increase in this line item from 2009 levels was largely due to a negative impact on revenue of our deferred compensation plan, which was a negative $133,000 in 2009. Accounting rules required us to report the earnings or loss of the plan assets through non-interest income, with an offsetting entry to non-interest expense for the same amount. There is, therefore, no impact on net income.

Non-interest Expense

Salary and employee benefits expenses increased $374,000 or 1.8% when 2011 compared with 2010. Within the salary and benefit line, salaries declined $224,000 and benefits increased $598,000. The decline in salaries was in part due to a year over year reduction of $105,000 relating to the sale of our armored car business, with the remaining $119,000 coming from reductions in staffing within our banking business. The increase in benefits cost was driven by a $639,000 increase in group insurance. We maintain a self insured group insurance plan, for which our 2010 claims experience provided an unusually low cost. As 2011 claims returned to a more normal level we experienced a rebound in the expense associated with providing the plan. Salary and employee benefits expenses decreased $1.4 million or 6.3% when 2010 compared with 2009. Cost cutting efforts in the company, a reduction of $526,000 associated with the sale of the armored car business and no longer consolidating the title insurance business, and $690,000 lower costs associated with employee benefits, primarily group insurance costs, which declined $683,000 in 2010, all contributed to the lower overall cost. We employed 435 full time equivalent employees at year end of 2011 the same as year end of 2010, which had been down from 466 at year end 2009.

Occupancy and equipment costs decreased $244,000 in 2011 compared with 2010 primarily due to a $216,000 decrease in depreciation expense. Occupancy and equipment costs decreased $693,000 in 2010 compared with 2009 as several large assets reached full depreciation and were not replaced resulting in $397,000 lower depreciation expense, and a savings of $125,000 was realized from exiting the armored car and title insurance businesses.

FDIC expense decreased to $1.6 million in 2011, in part due to a new method of assessing premiums to banks that was instituted mid way through 2011. FDIC expense was $2.1 million in 2010 and $2.4 million in 2009. Based on the new assessment methodology, we estimate our annual cost for FDIC insurance to be $1.3 million to $1.4 million depending on asset growth.

Amortization of intangibles was $698,000 in 2011, compared with $796,000 in 2010, a reduction of $98,000. Amortization expense in 2009 was $934,000. The year over year reduction in the costs are primarily due to the accelerated amortization method used to expense core deposit premiums from recent acquisitions.

Expenses for outside professional services in 2011 increased $58,000 compared with 2010 after increasing $210,000 from 2009. A substantial portion of the increases in both 2011 and 2010, were due to the reclassification of armored car expense which was previously done in-house. Advertising and special promotion expense was $1.4 million, down $259,000, or15.4%, in 2011 following an increase in 2010 of $96,000 as we increased our marketing efforts. Although we have increased our marketing and advertising in 2011 and 2010, the changes in this expense category are dominated by special promotion expense which is related to mortgage refinance volumes.

Other real estate costs declined modestly, reaching $3.2 million in 2011 compared with $3.5 million in 2010 as the cost of carrying more properties for longer time frames and write downs due to decreasing property values cause the level of these expenses to be elevated in both 2011 and 2010. Other real estate costs were $2.4 million in 2009.

Other non-interest expense decreased to $8.9 million from $9.0 in 2010 and was $8.9 million in 2009. The most significant reason for the increase in 2010 was higher loan collection costs. Absent cost cutting efforts within the company, these costs would have risen more substantially.

Federal Income Tax

In 2011 we had federal tax expense of $1.8 million on pre-tax earnings of $7.5 million, resulting in an effective tax rate of 25%. In 2010 we had federal tax expense of $1.5 million on pre-tax earnings of $5.3 million, resulting in an effective tax rate of 29%. Included in the 2010 federal tax expense was $485,000 relating to a non-cash charge associated with deferred taxes on security losses realized in prior years that we do not expect to be able to claim. Excluding the deferred tax charge, the effective tax rate for 2010 would have been 19%. In 2009 we had federal tax expense of $1.0 million based on pre-tax earnings of $3.7 million, resulting in an effective tax rate of 28%. At year end we determined that we were unlikely to be able to claim certain deferred tax benefits associated with capital losses on securities recorded in 2008. As a result, we recorded a non-cash charge of $659,000 to our federal income tax expense and established a valuation allowance against our deferred tax assets. Absent this charge, our effective tax rate for 2009 would have been 10%. This level of effective tax rate was lower than normal due to a low level of earnings before taxes in relation to non-taxable earnings.

Summary of significant costs relating to asset quality and deposit insurance

Management believes that understanding certain costs which it believes are elevated in the current business environment may benefit the readers of this report in evaluating potential changes to our future results. The following table illustrates certain costs which management believes are either currently at an elevated level and will return to historically lower levels once the economic environment improves, or are non-recurring and are not expected to continue.

(In Thousands of Dollars)
	2011	2010	2009	2008	2007*
Provision for loan losses	$13,337	$13,344	$14,671	$8,256	$2,014
Securities (gains)/losses	48	(7)	(1,321)	5,917	751
Loss/(gain) on sale of OREO properties	95	354	336	184	(9)
FDIC expense	698	2,098	2,430	562	562
Legal fees	814	822	734	412	233
Other real estate operating costs	894	1,206	1,116	613	193
Other real estate valuation write-downs	2,259	2,307	1,275	615	194
Tax benefit on items listed at 34%	(6,169)	(6,842)	(6,542)	(5,630)	(1,339)
Total of items net of tax benefit	11,976	13,282	12,699	10,929	2,599
Deferred tax write off	0	484	659	0	0
Total	$11,976	$13,766	$13,358	$10,929	$2,599

* ICNB was acquired July 1, 2007 so only expenses associated with the last six months of the year are included in the table.

FINANCIAL CONDITION

Total assets at December 31, 2011 were $1.485 billion, compared with December 31, 2010 total assets of $1.458 billion, an increase of $27 million, or 1.9%. A general lack of loan demand by qualified borrowers has resulted in an overall shrinking loan portfolio, while increases in core deposits have provided an opportunity to run off higher cost wholesale funds. Total portfolio loans decreased 4.6% at December 31, 2011 compared with the balance at the previous year end. Commercial loans decreased $8 million, or 4.8%. Residential mortgage loans decreased $13 million, or 3.6%, while commercial real estate loans decreased $9 million, or 2.4%. Construction loans were $21 million lower at December 31, 2011, decreasing 25.6%, from the previous year end. Mortgages serviced for others were reduced by $17 million, or 2.7%.

(In Thousands of Dollars)
	2011	2010	Change	% Change
Commercial	$156,551	$164,413	$(7,862)	(4.8)%
Commercial real estate	365,029	373,996	(8,967)	(2.4)%
Residential real estate	340,060	352,652	(12,592)	(3.6)%
Construction	60,280	81,016	(20,736)	(25.6)%
Consumer	61,989	59,543	2,446	4.1%
Total	$983,909	$1,031,620	$(47,711)	(4.6)%

Mortgages serviced for others	$605,628	$622,700	$(17,072)	(2.74)%

Total securities available for sale increased $86 million, or 34%. The increase was mainly due to investment of our excess available funds at better rates than is available in shorter term assets. Securities available for sale were 23% of total assets at year end 2011, compared with 18% at the end of 2010. As loan demand picks up in the future, it is expected that the securities portfolio will decline providing the funding for that growth.

Premises and equipment decreased $344,000 after recognized depreciation of $2.1 million. New investments in facilities in our Cadillac, Dewitt and Mt. Pleasant markets, along with routine updates in other facilities and equipment, offset most of the decline caused by depreciation in the year.

Total deposits increased at the end of 2011 to $1.221 billion, an increase of 3.1%, compared to $1.184 billion at year end 2010. Non-interest bearing demand deposit balances increased from the end of 2010, by $30 million to $215 million at year end 2011, an increase of 16.0%. Interest bearing demand deposits increased by $47 million, or 16.0%, and savings account balances increased $31 million, or 14.9%.

At the end of 2011, we had $18 million of wholesale CDs on the balance sheet, compared with $8 million at the end of 2010. Wholesale CDs, which contain both brokered CDs and internet CDs, typically carry a higher interest rate than locally generated CDs of similar duration but are available in large dollar pools which results in lower operational cost than smaller dollar local deposits. Large dollar CDs which are generated internally and placed in our CDARS program to provide FDIC insurance for our customers are included in the wholesale CD total, but typically carry lower rates than other wholesale CDs. At the end of 2011, all $18 million of wholesale CDs were part of our CDARS program, compared with $7 million at the end of 2010. Including wholesale CDs, total time deposits decreased $71 million, or 14.4% compared with the end of 2010. Excluding the wholesale CDs, time deposits would have decreased from $487 million in 2010 to $405 million in 2011, a decrease of 16.7%. Time deposits were allowed to run off as we re-priced higher rate CD’s to the current low rate market because of reduced funding needs in the loan portfolio. Much of the declining balances in CDs moved to other deposit categories during the year as customers preferred the liquidity of these products over the marginal increase in rate that could be achieved from locking in their money for a longer term.

Securities sold under agreements to repurchase and federal funds purchased increased by $5 million due to normal balance fluctuations of our customers. Over the past two years, management has focused its branch network on increasing core deposit growth. As a result of the growth in these core deposits and a reduction in the size of our loan portfolio, we have been able to reduce our reliance on Federal Home Loan Bank advance funding to support the loan portfolio. Federal Home Loan Bank advances decreased by $21 million at December 31, 2011 compared with December 31, 2010. The decrease in Federal Home Loan Bank advances was possible due to core deposit growth exceeding loan demand.

Asset Quality

The Michigan and national economies began to show signs of recovery during 2010 and made additional progress in 2011. Michigan’s unemployment rate has improved from its low point and is heading in an improving direction. Most banks in our state have shown significant losses associated with bad loans and we were not immune from the impact that the economy had on businesses and consumers. Our net charged off loans increased in each of the three years 2009 through 2011, as customers that had been able to sustain their payments in better times succumbed to the economic conditions. Lack of sales within development projects and declines in the value of those developments caused us to increase both our charge offs and our nonaccrual loan balances during 2009 and 2010 before subsiding in 2011. Our nonaccrual loan balances remained elevated at year end, but were down 14% from year end 2010. The total of nonaccrual, restructured, and 90 day past due lines increased 14% from year end 2010 due to an increased number of restructured loans. The increase in restructured loans is due to our willingness to work with our customers who are experiencing financial difficulty to manage through the current downturn. While the restructured loan balance often is included in a nonperforming loans total, these loans might be better characterized as underperforming. All loans reported as restructured are in compliance with the renegotiated terms of the loan. Renegotiated terms on a loan may include such things as a reduced interest rate, extending the amortization period for the loan, or in some cases a partial forgiveness of the balance due on the loan. We continue to be vigilant at monitoring these loan relationships and working through these issues with our customers.

Loans are carried at an amount which management believes will be collected. A balance considered not collectible is charged against (reduction of) the allowance for loan losses. In 2011, net charged off loans were $13.7 million, compared with $11.0 million in 2010 and $10.2 million in 2009. Net charged off loans as a percentage of average loans were 1.37% in 2011 compared with 1.05% and 0.90% in 2010 and 2009. Charge offs continued to be a problem, most notably at our newest affiliate banks, however, charged off loans remain elevated in all five of our banks.

The total of nonaccrual loans, loans 90 days past due and any troubled loans where borrowers are under financial stress and the terms have been renegotiated to below normal market terms was $42.3 million and $37.1 million at December 31, 2011 and 2010, respectively. Total nonaccrual loans were $23.0 million at December 31, 2011, compared to $26.4 million at the end of 2010. The elevated level in nonaccrual loans for both years was largely due to economic stresses being felt in Michigan and across the nation. Borrowers which had previously been able to meet their loan obligations during better times have become unable to do so in the current environment. Loans past due 90 days or more decreased to $0.4 million at year end 2011 compared with $0.6 million at the end of 2010, in part because of loans moving to nonaccrual status during the year. Impaired loans are commercial loans for which we believe it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The average investment in impaired loans was $34.1 million during 2011 compared to $30.9 million during 2010. At year end, impaired loans were $41.9 million compared with $36.4 million at December 31, 2010. In the current environment, we have deemed it necessary to work with some customers to restructure loans to reduce the probability of loss to the bank. At the end of the year, we had $18.9 million of restructured loans compared with $10.1 million at year end 2010.

The allowance for loan losses was $0.4 million, or 2%, lower at year end 2011 compared with 2010. This decrease was a result of provision expense of $13.3 million versus charged off loans of $14.9 million during the year, and recoveries of prior charged off loans of $1.2 million. Through our analysis process, we determined that it was not necessary to provide as much for future probable losses as we realized in net charge offs this year due to several factors. We record provision for loan loss expense when loans for which losses are likely, are identified. For loans which carry an allocated allowance, no expense is recognized at the time of charge off to the extent that allowance has been previously provided. See the discussion of loan loss provision expense previously presented for additional information. The allowance for loan losses represents 2.14% of outstanding loans at the end of 2011, compared with 2.08% at December 31, 2010.

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

Cash provided from operations during the year was $28.9 million while investing activities used 46.1million in cash. Financing activities provided an additional $19.5 million in cash resulting in a total increase in our cash position of $2.3 million. For additional details on these activities see the Consolidated Statement of Cashflows on page 27 of this report.

Liquidity management involves the ability to meet the cash flow requirements of our customers. These customers may be either borrowers needing to meet their credit requirements or depositors wanting to withdraw funds. Management of interest rate sensitivity attempts to manage the level of varying net interest margins and to achieve consistent net interest income through periods of changing interest rates. The net interest margin was 4.06% in 2011 compared to 3.87% in 2010. The yield on the securities portfolio fell 121 basis points, from 2.45% in 2010 to 2.14% in 2011. Loan yields decreased 18 basis points, to 6.27% in 2011, from 6.45% in 2010. Deposit costs decreased 52 basis points from 1.58% in 2010 to 1.06% in 2011. Loan demand was muted through the year as customers were cautious about the economy, resulting in a decrease of $65 million in average loan balances. Average total earning assets increased $12 million as average securities investment increased $84 million and average interest bearing deposits with banks decreased $7 million. The interest bearing deposit balances at banks is primarily due to excess balances held at the Federal Reserve.

Full year average balances in time deposits decreased $60 million compared with the prior year, while average demand and savings balances increased $85 million. The use of Federal Home Loan Bank advances continued to become a less significant source of longer term funding, with average advances decreasing from the prior year by $60 million as we utilized increased core deposits to reduce these borrowings.

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

The prime rate, was held constant at 3.25% throughout all of 2010 and 2011 as the Federal Reserve maintained its target fed funds rate at a range of 0 to 0.25% for both years in an effort to get the economy growing again. Prime rate began 2008 at 7.25%, was reduced seven times during the year, and once more in January of 2009 by a cumulative 4.00%. With the prime rate at 3.25%, the Federal Reserve has made no changes to the prime rate through the end of 2011 and has indicated that rates will remain at these levels through sometime in 2014.

The principal sources of liquidity for us are maturing securities, federal funds purchased or sold, loan payments by borrowers, investment securities, loans held for sale, deposit or deposit equivalent growth and Federal Home Loan Bank advances. Securities maturing or re-pricing within one year at December 31, 2011 were $151 million, compared to $92 million at December 31, 2010. Total investments available for sale were $342 million at year end 2011, an increase of $86 million from the prior year end.

The table below shows the interest sensitivity gaps for five different intervals as of December 31, 2011. Deposits that do not have a fixed maturity date are shown as immediately re-pricing according to reporting conventions.

	Maturity or Re-Pricing Frequency
		(In Millions of Dollars)
	1 Day	2 Days through 3 Months	4 Months through 12 Months	13 Months through 5 Years	More than 5 Years

Interest Earning Assets:
Loans	$220.8	$48.8	$135.6	$480.7	$98.7
Securities	12.8	46.0	92.2	164.2	27.6
Other earning assets	39.0	0.2	1.3	2.9	7.2
Total	272.6	95.0	229.1	647.8	133.5

Interest Bearing Liabilities:
Deposits	591.0	74.9	187.4	160.6	0
Other interest bearing liabilities	50 .0	34.9	12.6	4.7	3.4
Total	641.0	109.8	200.0	165.3	3.4

Interest Sensitivity Gap	$(368.4)	$(14.8)	$29.1	$482.5	$130.1

Cumulative Gap	$(368.4)	$(383.8)	$(354.7)	$127.8	$257.9

For the one day interval, maturities of interest bearing liabilities exceed those of interest earning assets by $369 million. Included in the one day maturity classification are $591 million in savings and checking accounts which are contractually available to our customers immediately, but in practice, function as core deposits with considerably longer maturities. In the two day through the five year time frame, interest sensitive assets exceed interest sensitive liabilities by $497 million, resulting in a cumulative position of interest sensitive assets exceeding interest sensitive liabilities by $128 million through five years. For the time period greater than five years, the analysis shows an asset sensitive position, such that cumulatively, interest sensitive assets exceed interest sensitive liabilities by $258 million.

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

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABLILITES, AND OFF-BALANCE SHEET ARRANGEMENTS

We have various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table presents, as of December 31, 2011, significant fixed and determinable contractual obligations to third parties by payment date.

(In Thousands of Dollars)
Contractual Obligation	One Year or less	1 - 3 Years	3 - 5 Years	More than 5 Years	Total

Time Deposits	$261,196	$116,974	$44,874	$49	$423,093
Federal Funds Borrowed and
Repurchase Agreements	46,784	0	0	0	46,784
Long Term Debt	7,776	1,500	3,962	6,219	19,457
Subordinated Debt	0	0	0	36,084	36,084
Operating Leases	459	542	214	0	1,215

Further discussion of the nature of each obligation is included in Notes 7, 10, 11, 12, and 13 to the consolidated financial statements.

Our operating lease obligations represent short and long-term lease and rental payments, primarily for facilities, and to a lesser degree for certain software and data processing equipment.

The following table details the amounts and expected maturities of significant commitments as of December 31, 2011.

(In Thousands of Dollars)
	One Year	One to	Three to	Over
	Or Less	Three Years	Five Years	Five Years	Total
Credit:
Commercial real estate	$76,266	$8,144	$8,963	$4,125	$97,498
Residential real estate	903	60	53	26,312	27,328
Construction loans	1,899	717	2,814	228	5,658
Revolving home equity and credit card lines	5,812	17,693	13,170	9,902	46,577
Other	10,520	3,296	4,261	855	18,932
Commercial standby letters of credit	14,265	2,541	0	3,080	19,886
Total Commitments	$109,665	$32,451	$29,261	$44,502	$215,879

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

We view critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. We believe that our critical accounting policies include determining the allowance for loan losses, determining the fair value of securities and other financial instruments, including possible impairment of goodwill and other assets, the valuation of mortgage servicing rights, determination of purchase accounting adjustments, determination of the fair value of other real estate owned, and estimating state and federal tax liabilities.

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

Recent Accounting Pronouncements

Troubled Debt Restructurings - In April 2011, the FASB issued ASU 2011-02 “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring”, which provides additional guidance to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The amendments in this update were effective for the Corporation for the year ended December 31, 2011. The impact of the adoption of this standard was resulted in additional loans being identified as restructured as disclosed in Footnote 8 - Loans.

Fair Value - In May 2011, the FASB issued ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. “The standard clarifies existing fair value measurement and disclosure requirements and changes existing principles and disclosure guidance. Clarifications were made to the relevancy of the highest and best use valuation concept, measurement of an instrument classified in an entity’s shareholder’s equity and disclosure of quantitative information about the unobservable inputs for level 3 fair value measurements. Changes to existing principles and disclosures included measurement of financial instruments managed within a portfolio, the application of premiums and discounts in fair value measurement, and additional disclosures related to fair value measurements. The updated guidance and requirements are effective for financial statements issued for the first interim or annual period beginning after December 15, 2011, and should be applied prospectively. The adoption of this standard is not expected to have a material effect on the Company’s financial statement.

Comprehensive Income - In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income”. This standard requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but continuous statements.  This standard eliminates the option to present the components of other comprehensive income as part of the statement of equity. This standard is effective for fiscal years and interim periods with those years beginning after December 15, 2011. The implementation of this standard will only change the presentation of comprehensive income; it will not have an impact on the Company’s financial position or results of operations. In December 2011, the FASB issued ASU 2011-12. This standard defers the requirement to present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements.

Goodwill - In September 2011, the FASB issued ASU 2011-08 “Testing Goodwill for Impairment.”  This standard gives an entity the option to assess qualitative factors to determine if goodwill is impaired.  If the qualitative assessment indicates no impairment, a quantitative goodwill impairment test is not required.  The standard is effective for fiscal years beginning after December 15, 2011, and early adoption is permitted. The adoption of this standard is not expected to have a material effect on the Company’s financial statements.

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

The following tables provide information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2011 and 2010. They show expected maturity date values for loans and securities which were calculated without adjusting the instruments’ contractual maturity dates for expected prepayments. Maturity date values for interest bearing core deposits were not based on estimates of the period over which the deposits would be outstanding, but rather, the opportunity for re-pricing. We believe that re-pricing dates, as opposed to expected maturity dates, may be more relevant in analyzing the value of such instruments and are reported as such in the following tables. Fair value is computed as the present value of expected cash flows at rates in effect at the date indicated.

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

We sometimes receive inquiries about the contents and results of our regulatory examinations. Disclosing this information could violate the confidentiality requirements under federal law. In addition, even partial disclosure taken out of context could result in misunderstanding and misinterpretation. As a result, it is the policy of Firstbank Corporation and its affiliates not to comment on or disclose information regarding regulatory examination reports and related communications. Firstbank Corporation remains committed to disclosing detailed information through the United States Securities and Exchange Commission reporting process. In addition, the quarterly reports of condition reports for each of our banks are available at www.fdic.gov and information regarding our holding company is available at www.federalreserve.gov.

Principal/Notional Amounts Maturing or Re-pricing in:
(In Thousands of Dollars)
As of December 31, 2011								Fair Value
	2012	2013	2014	2015	2016	Thereafter	Total	12/31/11
Rate Sensitive Assets:
Fixed interest rate loans	$101,743	$129,355	$111,042	$96,217	$110,175	$207,830	$756,362	$748,060
Average interest rate	6.77%	6.48%	6.58%	6.45%	5.78%	6.15%
Variable interest rate loans	114,846	26,292	24,878	13,914	21,926	26,040	227,896	217,864
Average interest rate	4.62%	4.29%	4.95%	5.05%	4.42%	4.53%
Fixed interest rate securities	26,343	36,086	58,787	60,012	13,492	133,909	328,629	328,629
Average interest rate	1.32%	1.51%	1.54%	1.59%	1.72%	2.87%
Variable interest rate
Securities						13,555	13,555	13,555
Average interest rate						2.73%
Other interest bearing assets	37,154	1,997	450	496		7,266	47,363	47,363
Average interest rate	0.28%	1.29%	1.30%	1.30%
Rate Sensitive Liabilities:
Savings and interest bearing checking	582,545						582,545	582,449
Average interest rate	0.27%
Time deposits	261,196	91,785	25,188	25,363	19,512	49	423,093	426,509
Average interest rate	1.43%	1.64%	2.47%	2.82%	2.25%	2.51%
Fixed interest rate borrowings	7,776	1,500		849	3,113	13,951	27,189	29,450
Average interest rate	2.28%	2.74%		4.79%	1.45%	6.21%
Variable interest rate borrowings						28,352	28,352	28,397
Average interest rate						1.96%
Repurchase agreements	46,784						46,784	46,784
Average interest rate	0.19%

As of December 31, 2010	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value 12/31/10
Rate Sensitive Assets:
Fixed interest rate loans	$166,669	$131,532	$156,007	$99,335	$79,738	$136,298	$756,579	$753,918
Average interest rate	6.72%	7.00%	6.65%	6.80%	6.30%	7.47%
Variable interest rate loans	126,244	34,318	32,116	23,026	15,819	31,873	263,396	255,791
Average interest rate	5.04%	4.54%	4.33%	3.80%	5.21%	4.55%
Fixed interest rate securities	36,589	15,619	35,803	16,500	14,262	122,156	240,929	240,929
Average interest rate	1.42%	1.62%	1.77%	2.26%	2.47%	3.31%
Variable interest rate
Securities						14,787	14,787	14,787
Average interest rate						2.60%
Other interest bearing assets	55,947	1,485	991	198		8,203	66,824	66,824
Average interest rate	0.35%	1.29%	1.69%	1.97%
Rate Sensitive Liabilities:
Savings and interest bearing checking	504,139						504,139	504,157
Average interest rate	0.52%
Time deposits	334,948	101,060	22,719	16,567	19,083	76	494,453	500,365
Average interest rate	2.20%	2.12%	3.40%	3.12%	3.08%	3.50%
Fixed interest rate borrowings	24,000	7,802	1,500		917	24,480	58,700	61,628
Average interest rate	2.53%	2.29%	2.74%		4.79%	6.36%
Variable interest rate borrowings						18,042	18,042	18,107
Average interest rate						2.00%
Repurchase agreements	41,328						41,328	41,328
Average interest rate	0.24%

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

As of December 31, 2011, our total capital to risk weighted assets exceeded the minimum requirement for capital adequacy purposes of 8% by $85 million. Tier 1 capital to risk weighted assets exceeded the minimum of 4% by $112 million, and Tier 1 capital to average assets exceeded the minimum of 4% by $93 million. In the current economic environment, regulatory agencies are encouraging banks to maintain capital well above this minimum requirement. At year end 2011, our total capital to risk weighted assets exceeded the well capitalized minimum requirement for capital adequacy purposes of 10% by $65 million. Tier 1 capital to risk weighted assets exceeded the well capitalized minimum of 6% by $92 million, and Tier 1 capital to average assets exceeded the well capitalized minimum of 5% by $78 million.

For a more complete discussion of capital requirements please refer to Note 22 of the Notes to Consolidated Financial Statements. The Federal Deposit Insurance Corporation insures specified customer deposits and assesses premium rates based on defined criteria. Insurance assessment rates may vary from bank to bank based on the factors that measure the perceived risk of a financial institution. One condition for maintaining the lowest risk assessment, and therefore, the lowest insurance rate, is the maintenance of capital at the “well capitalized” level. Each of our affiliate banks has exceeded the regulatory criteria for a “well capitalized” financial institution.

A certain level of capital growth is desirable to maintain an appropriate ratio of equity to total assets. The compound annual growth rate for total average assets for the past five years was 6.8%. The compound annual growth rate for average equity over the same period was 9.5%.

We have established an internal goal of maintaining our dividend payout ratio within a range that will create capital growth to support asset growth in the balance sheet. In 2008 we maintained our dividend payment rate at higher levels and distributed more capital to our shareholders than was generated, resulting in a negative earnings retention percentage. As a result of our earnings in 2008 and the need to preserve capital, the Board of Directors’ reduced the dividend in 2009 to better align with these objectives. Earnings continued under pressure in 2009 and dividends again exceeded earnings, causing a negative retention rate, and resulting in the Board of Directors’ decision to further reduce the dividend in the first quarter and further yet in the second quarter of 2010. In the first quarter of 2012, the Board of Directors determined to pay an additional $0.05 per share cash dividend on common stock in addition to the regular quarterly amount of $0.01 per share, for a total of $0.06 per share, based on the results of earnings for the full year of 2011. To achieve the goal of acceptable internal capital growth, we intend to continue our efforts to return to higher earnings levels, and will adjust our dividend payout rate as appropriate.

As an additional enhancement to capital growth we offer a dividend reinvestment program. The Firstbank Corporation Dividend Reinvestment Plan was first offered in 1988. At December 31, 1988, 123 owners holding 209,856 shares participated in the Plan. By the end of 2011, 1,243 owners holding 1,377,792 shares were participating in the Plan.

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

We are not aware of any recommendations by regulatory authorities at December 31, 2011, which are likely to have a material effect on our liquidity, capital resources or operations.

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

COMMON STOCK DATA

Firstbank Corporation Common Stock was held by 1,838 shareholders of record as of December 31, 2011. Total shareholders number approximately 2,800, including those whose shares are held in nominee name through brokerage firms. Our shares are listed on the NASDAQ Global Select Market under the symbol FBMI and are traded by several brokers. The range of high and low sales prices for shares of common stock for each quarterly period during the past two years is as follows:

Quarter	High	Low
4th 2011	$ 5.36	$ 4.59
3rd 2011	$ 6.03	$ 4.78
2nd 2011	$ 6.27	$ 5.58
1st 2011	$ 7.15	$ 6.14
4th 2010	$ 5.96	$ 4.50
3rd 2010	$ 5.09	$ 4.00
2nd 2010	$ 6.99	$ 4.23
1st 2010	$ 8.25	$ 5.88

The prices quoted above were obtained from www.NASDAQ.com. Prices have been adjusted to reflect stock dividends.

The following table summarizes cash dividends paid per share (adjusted for stock dividends) of common stock during 2011 and 2010.

	2011	2010
First Quarter	$0.01	$0.05
Second Quarter	0.01	0.01
Third Quarter	0.01	0.01
Fourth Quarter	0.01	0.01
Total	$0.04	$0.08

Our principal sources of funds to pay cash dividends are the earnings of, and dividends paid by, our subsidiary banks. Under current regulations the subsidiary banks are restricted in their ability to transfer funds in the form of cash dividends, loans, and advances to the holding company (See Note 20 of the Notes to Consolidated Financial Statements). As of January 1, 2012, approximately $23.1 million of the subsidiaries’ retained earnings were available for transfer in the form of dividends to the holding company without prior regulatory approval. In addition, the subsidiaries’ 2012 earnings are expected to be available for distributions as dividends to the holding company. As a condition of our issuance of preferred stock in early 2009, we were prohibited from increasing our dividend above the $0.90 per year paid in 2008 for three years without approval from the United States Treasury Department.

STOCK PERFORMANCE

The following graph compares the cumulative total shareholder return on the common stock of the Corporation to the Standard & Poor’s 500 Stock Index and the NASDAQ Bank Index, assuming a $100 investment at the end of 2006. The Standard & Poor’s 500 Stock Index is a broad equity market index. The NASDAQ Bank Index is composed of 416 banks and savings institutions as well as companies performing functions closely related to banking, such as check cashing agencies, currency exchanges, safe deposit companies and corporations for banking abroad. Cumulative total return is measured by dividing (i) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the share price at the end and the beginning of the measurement period; by (ii) the share price at the beginning of the measurement period.

The table below shows dollar values for cumulative total shareholder return plotted in the graph above.

	2006	2007	2008	2009	2010	2011
Firstbank Corporation	$100.00	$68.17	$43.16	$47.96	$33.83	$29.83
S & P 500	$100.00	$105.49	$66.46	$84.05	$96.71	$98.75
NASDAQ Bank	$100.00	$76.94	$64.14	$53.93	$61.47	$54.83

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

The Company's 2011 consolidated financial statements have been audited by Plante & Moran PLLC independent registered public accounting firm. Management has made available to Plante & Moran all financial records and related data, as well as the minutes of Boards of Directors' meetings. Management believes that all representations made to Plante & Moran during the audit were valid and appropriate.

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

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework". Based on our assessment management concludes that, as of December 31, 2011, the Company's internal control over financial reporting is effective based on those criteria.

FIRSTBANK CORPORATION

/s/ Thomas R. Sullivan
Thomas R. Sullivan President & Chief Executive Officer (Principal Executive Officer)

/s/ Samuel G. Stone
Samuel G. Stone Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)
Dated: March 12, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Firstbank Corporation

We have audited the accompanying consolidated balance sheet of Firstbank Corporation as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years ended December 31, 2011. Our responsibility is to express an opinion on these financial statements.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firstbank Corporation as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Grand Rapids, Michigan
March 12, 2012

FIRSTBANK CORPORATION
CONSOLIDATED BALANCE SHEETS
(In Thousands of Dollars, Except for Share Data)

	December 31,
ASSETS	2011	2010

Cash and due from banks	$40,151	$25,322
Short term investments	35,665	48,216
Total cash and cash equivalents	75,816	73,538
FDIC insured bank time certificates of deposit	4,432	10,405
Trading Account Securities	2	13
Securities available for sale	342,184	255,703
Federal Home Loan Bank stock	7,266	8,203
Loans held for sale	349	1,355
Loans, net of allowance for loan losses of $21,019 in 2011 and $21,431 in 2010	962,890	1,010,189
Premises and equipment, net	25,087	25,431
Goodwill	35,513	35,513
Core deposits and other intangibles	1,448	2,145
Other real estate owned	5,251	8,316
Accrued interest receivable and other assets	25,061	27,532

TOTAL ASSETS	$1,485,299	$1,458,343

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Deposits:
Non-interest bearing demand accounts	$214,904	$185,191
Interest bearing accounts:
Demand	340,942	293,900
Savings	241,603	210,239
Time	423,093	494,453
Total Deposits	1,220,542	1,183,783

Securities sold under agreements to repurchase and overnight borrowings	46,784	41,328
Federal Home Loan Bank advances	19,457	40,658
Subordinated Debentures	36,084	36,084
Accrued interest payable and other liabilities	7,055	8,062
Total Liabilities	1,329,922	1,309,915

SHAREHOLDERS’ EQUITY
Preferred stock; no par value, 300,000 shares authorized, 33,000 issued	32,792	32,763
Common stock, no par value, 20,000,000 shares authorized; 7,892,486 and 7,803,816 shares issued and outstanding in 2011 and 2010	115,734	115,224
Retained earnings	3,955	295
Accumulated other comprehensive income	2,896	146
Total Shareholders’ Equity	155,377	148,428

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,485,299	$1,458,343

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In Thousands of Dollars, Except for Per Share Data)

	Year Ended December 31,
	2011	2010	2009
Interest Income:
Loans, including fees	$61,465	$67,390	$70,531
Securities:
Taxable	4,888	3,649	2,712
Exempt from federal income tax	1,118	1,138	1,306
Short term investments	173	205	137
Total Interest Income	67,644	72,382	74,686

Interest Expense:
Deposits	10,891	15,733	18,841
FHLB Advances and notes payable	801	3,564	5,350
Subordinated debentures	1,197	1,497	1,612
Other	83	96	136
Total Interest Expense	12,972	20,890	25,939
Net Interest Income	54,672	51,492	48,747

Provision for loan losses	13,337	13,344	14,671
Net Interest Income after Provision for Loan Losses	41,335	38,148	34,076

Non-Interest Income:
Service charges on deposit accounts	4,492	4,576	4,509
Gain on sale of mortgage loans	3,683	5,907	7,551
Mortgage servicing, net of amortization	89	(96)	(471)
Gain/(loss) on trading account securities	(11)	3	(213)
Gain/(loss) on securities transactions	(37)	4	1,534
Courier and cash delivery services	0	174	751
Title insurance fees	0	0	626
Other	1,459	1,261	1,122
Total Non-Interest Income	9,675	11,829	15,409

Non-Interest Expense:
Salaries and employee benefits	21,263	20,889	22,291
Occupancy and equipment	5,311	5,555	6,248
FDIC Insurance Premium	1,560	2,098	2,430
Amortization of intangibles	698	796	934
Outside professional services	1,202	1,144	934
Advertising and promotions	1,425	1,684	1,588
OREO expense and valuation write downs	3,153	3,513	2,391
Other	8,941	9,023	8,934
Total Non-Interest Expense	43,553	44,702	45,750
Income or loss before Federal Income Taxes	7,457	5,275	3,735
Federal Income Taxes	1,834	1,512	1,044
NET INCOME	$5,623	$3,763	$2,691

Preferred Stock Dividends and Accretion of Discount on Preferred Stock	1,679	1,679	1,540
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$3,944	$2,084	$1,151

COMPREHENSIVE INCOME
Net Income	$5,623	$3,763	$2,691
Change in unrealized gain on securities, net of tax and reclassification effects	2,750	(452)	(288)
TOTAL COMPREHENSIVE INCOME	$8,373	$3,311	$2,403

Basic earnings per common share	$0.50	$0.27	$0.15

Diluted earnings per common share	$0.50	$0.27	$0.15

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009
(In Thousands of Dollars, Except for Share and per Share Data)

	Common Stock	Preferred Stock	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balances at January 1, 2009	$113,411		$686	$886	$114,983
Net income for 2009			2,691		2,691
Cash dividends on common stock - $0.40 per share			(3,062)		(3,062)
Accrued dividends on preferred stock and accretion of discount on preferred stock		27	(1,540)		(1,513)
Amortization of stock warrants	(27)		27		0
Issuance of 33,000 shares of preferred stock and 578,948 warrants through the Treasury’s Capital Purchase Program	293	$32,707			33,000
Issuance of 93,730 shares of common stock through the dividend reinvestment plan	591				591
Issuance of 7,375 shares of common stock from supplemental shareholder investments	49				49
Issuance of 49,337 shares of common stock	269				269
Stock option and restricted stock expense	160				160
Net change in unrealized gain/(loss) on securities available for sale, net of tax of $(148)				(288)	(288)
BALANCES AT DECEMBER 31, 2009	$114,746	$32,734	$(1,198)	$598	$146,880

Net income for 2010			3,763		3,763
Cash dividends on common stock - $0.08 per share			(620)		(620)
Accrued dividends on preferred stock and accretion of discount on preferred stock		29	(1,679)		(1,650)
Amortization of stock warrants	(29)		29		0
Issuance of 21,933 shares of common stock through the dividend reinvestment plan	121				121
Issuance of 6,555 shares of common stock from supplemental shareholder investments	34				34
Issuance of 44,587 shares of common stock	237				237
Stock option and restricted stock expense	115				115
Net change in unrealized gain/(loss) on securities available for sale, net of tax of $(233)				(452)	(452)
BALANCES AT DECEMBER 31, 2010	$115,224	$32,763	$295	$146	$148,428

Net income for 2011			5,623		5,623
Cash dividends on common stock - $0.04 per share			(313)		(313)
Accrued dividends on preferred stock and accretion of discount on preferred stock		29	(1,679)		(1,650)
Amortization of stock warrants	(29)		29		0
Issuance of 11,610 shares of common stock through the dividend reinvestment plan	62				62
Issuance of 34,803 shares of common stock from supplemental shareholder investments	197				197
Issuance of 42,379 shares of common stock	162				162
Stock option and restricted stock expense	118				118
Net change in unrealized gain/(loss) on securities available for sale, net of tax of $1,417				2,750	2,750
BALANCES AT DECEMBER 31, 2011	$115,734	$32,792	$3,955	$2,896	$155,377

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CASHFLOWS
(In Thousands of Dollars)

	Year Ended December 31,
	2011	2010	2009

OPERATING ACTIVITIES
Net income	$5,623	$3,763	$2,691
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	13,337	13,344	14,671
Depreciation of premises and equipment	2,062	2,278	2,675
Net amortization (accretion) of security premiums/discounts	3,783	2,161	897
(Gain)/Loss on trading account securities	11	(3)	213
(Gain)/Loss on securities transactions	37	(4)	(1,534)
Amortization of intangibles	698	796	934
Stock option and restricted stock grant compensation expense	118	115	160
Gain on sale of mortgage loans	(3,683)	(5,907)	(7,551)
Proceeds from sales of mortgage loans	115,100	186,040	332,576
Loans originated for sale	(110,411)	(180,910)	(324,195)
Deferred federal income tax expense/(benefit)	(1,299)	499	900
Decrease/(increase) in accrued interest receivable and other assets	4,513	6,042	(7,654)
(Decrease) in accrued interest payable and other liabilities	(1,007)	(2,595)	(1,511)
NET CASH FROM OPERATING ACTIVITIES	28,882	25,619	13,272

INVESTING ACTIVITIES
Purchase of trading account securities	0	0	(2,819)
Proceeds from sales of securities available for sale	2,190	7,420	10,222
Proceeds from maturities and calls of securities available for sale	128,048	112,836	90,896
Purchase of securities available for sale	(210,398)	(229,458)	(144,975)
Redemption/(purchase) of Federal Home Loan Bank stock, net	937	881	0
Net (increase)/decrease in portfolio loans	28,015	69,346	14,703
Proceeds from sale of Other Real Estate Owned	6,850	6,645	7,561
Net purchases of premises and equipment	(1,718)	(2,272)	(1,171)
NET CASH USED IN INVESTING ACTIVITIES	(46,076)	(34,602)	(25,583)

FINANCING ACTIVITIES
Net increase in deposits	36,759	34,720	102,149
Net increase/(decrease) in securities sold under agreements to repurchase and overnight borrowings	5,456	1,919	(13,508)
Repayment of notes payable and other borrowings	0	0	(6,353)
Repayment of Federal Home Loan Bank borrowings	(24,201)	(68,605)	(129,658)
Proceeds from Federal Home Loan Bank borrowings	3,000	9,000	74,000
Cash proceeds from issuance of Preferred Stock and Warrants	0	0	33,000
Cash proceeds from issuance of Common Stock	421	392	909
Cash dividends on Preferred Stock	(1,650)	(1,650)	(1,513)
Cash dividends on Common Stock	(313)	(620)	(3,062)
NET CASH FROM/(USED IN) FINANCING ACTIVITIES	19,472	(24,844)	55,964

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,278	(33,827)	43,653
Cash and cash equivalents at beginning of year	73,538	107,365	63,712

CASH AND CASH EQUIVALENTS AT END OF YEAR	$75,816	$73,538	$107,365

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$13,539	$21,597	$26,750
Income taxes	$1,975	$855	$1,415

Non cash transfer of loans to other real estate owned	$5,948	$10,167	$11,211

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:  Firstbank Corporation (the “Company”) is a bank holding company. Each of our subsidiary banks is a full service community bank. The subsidiary banks offer all customary banking services, including the acceptance of checking, savings and time deposits, and the making of commercial, agricultural, real estate, personal, home improvement, automobile and other installment and consumer loans. Our consolidated assets were, $1.485 billion as of December 31, 2011, and primarily represent commercial and retail banking activity. Mortgage loans serviced for others of $606 million, as of December 31, 2011, are not included in the consolidated balance sheet.

Principles of Consolidation:  The consolidated financial statements include the accounts of the Company and its subsidiaries, Firstbank – Alma; Firstbank (Mt. Pleasant); Firstbank – West Branch; Keystone Community Bank and Firstbank – West Michigan (the “Banks”); 1st Armored, Incorporated (sold March 31, 2010); 1st Title, Incorporated; 1st Investors Title, LLC; Austin Mortgage Company; and FBMI Risk Management Services, Inc., after elimination of inter-company accounts and transactions. These subsidiaries are wholly owned, except 1st Investors Title, LLC, which we held a 48% share at December 31, 2011. We do not consolidate their results into the results of the Company. Firstbank – St Johns was merged into Firstbank - Alma in 2011. Each of our five banks operates its own Mortgage Company. The operating results of these companies are consolidated into each Bank’s financial statements. During 2004 we formed a special purpose trust, Firstbank Capital Trust I, in 2006 we formed Firstbank Capital Trust II, and in 2007 we formed Firstbank Capital Trust III and Firstbank Capital Trust IV, for the sole purpose of issuing trust preferred securities. These trusts are not consolidated into our financial statements.

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

Investments:  Investments are presented at fair value as required by accounting principles. Our investment portfolio is classified as available for sale, as such; adjustments to the fair value are reported as a change in equity. If a security is deemed to be other than temporarily impaired, the adjustment to fair value is recorded through the income statement.

Certain Significant Estimates:  The primary estimates incorporated into our financial statements, which are susceptible to change in the near term, include the allowance for loan losses, the determination of the fair value of certain financial instruments, fair value of investments, determination of state and federal tax assets and liabilities, goodwill, purchase accounting and core deposit intangible valuations, valuation of other real estate owned, and the valuation of mortgage servicing rights.

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

Loans classified as troubled debt restructurings (TDR’s) are accounted for in generally the same manner as all other loans. If the loan is in accrual status at the time of the restructuring, the borrower has the ability to make the payments under the restructured terms, and the restructuring does not forgive principal, the loan remains on an accrual basis under the new terms. If there is a forgiveness of debt or partial charge off, the loan will generally be placed on nonaccrual status with any accrued interest reversed against interest income. If a loan is in nonaccrual status at the time of a restructuring or subsequently becomes nonaccrual, it will remain in nonaccrual status until the borrower has demonstrated the ability to make the payments under the restructured terms by making a minimum of six months of payments. If the borrower makes the six months of payments without becoming past due 30 days or more, it will be returned to accrual status. The determination of the need for an allowance for loan loss adjustment is based on the sum of: 1) a factor relating to historical losses multiplied times the balance of the loan, and 2) a net present value adjustment relating to a change in interest rate, if applicable. The amount recorded in the allowance for loan losses for restructured loans during the years ended December 31, 2011 and 2010 was $591,000 and $704,000, respectively. Restructured loans charged off in 2011 were $2.4 million, while we had no charge offs of restructured loans in 2010.

Allowance for Loan Losses:  The allowance for loan losses is a valuation allowance for probable incurred credit losses. Management uses a quantitative and qualitative methodology for analyzing factors which impact the allowance for loan losses consistently across its five banking subsidiaries. The process applies risk factors for historical charge-offs and delinquency experience, portfolio segment weightings and industry and regional factors and trends as they affect the banks’ portfolios. Consideration of exposures to industries potentially most affected by risks in the current economic and political environment, and the review of potential risks in certain credits that are considered part of the non-performing loan category contributed to the establishment of the allowance levels at each bank. Loan losses are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed.

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

Smaller balance homogeneous loans such as residential first mortgage loans secured by one to four family residences, residential construction, automobile, home equity and second mortgage loans, are collectively evaluated for impairment. Commercial loans and first mortgage loans secured by other properties are evaluated individually for impairment. When credit analysis of the borrower’s operating results and financial condition indicates the underlying ability of the borrower’s business activity is not sufficient to generate adequate cash flow to service the business’ cash needs, including our loans to the borrower, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 90 days or less. Commercial and commercial real estate loans are rated on a scale of 1 to 10, with grades 1 to 4 being pass grades, 5 watch, 6 special mention, 7 substandard, 8 impaired, 9 doubtful and 10 loss. Loans graded 6, 7, and 8 are reviewed for possible impairment at least quarterly. Loans are generally moved to nonaccrual status when 90 days or more past due and considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.  For a more complete explanation of our loan grading system, see Note 6.

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

Other Real Estate Owned:  Other real estate owned includes properties acquired through either a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and is initially recorded at the fair value less estimated carrying and selling costs when acquired, establishing a new cost basis. These properties are evaluated periodically and, if fair value is deemed to have declined subsequent to foreclosure, a valuation allowance is recorded through noninterest expense. Costs incurred for the property after foreclosure are expensed as incurred. Other real estate owned totaled $5.3 million and $8.3 million at December 31, 2011 and 2010. Gains and losses on the sale of other real estate owned are recorded on the income statement as other income.

The following table summarizes the activity associated with other real estate owned.

(In Thousands of Dollars)	2011	2010
Balance at beginning of year	$8,316	$7,425
Properties transferred into OREO	5,948	10,167
Valuation impairments recorded	(2,258)	(2,307)
Proceeds from sale of properties	(6,850)	(6,645)
Gain or (loss) on sale of properties	95	(324)
Balance at end of year	$5,251	$8,316

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment is recognized in the period identified. A more frequent assessment is performed if conditions in the market place or changes in the company’s organizational structure occur. We use a discounted income approach and a market valuation model, which compares the inherent value of our company to valuations of recent transactions in the market place to determine if our goodwill has been impaired. See footnote 8 for additional information.

Other intangible assets consist of core deposit intangibles arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives.

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

Recent Accounting Pronouncements: Troubled Debt Restructurings - In April 2011, the FASB issued ASU 2011-02 “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring”, which provides additional guidance to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The amendments in this update were effective for the Corporation for the year ended December 31, 2011. The impact of the adoption of this standard was resulted in additional loans being identified as restructured as disclosed in Footnote 8 - Loans.

Effect of Newly Issued Accounting Standards: Fair Value - In May 2011, the FASB issued ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. “The standard clarifies existing fair value measurement and disclosure requirements and changes existing principles and disclosure guidance. Clarifications were made to the relevancy of the highest and best use valuation concept, measurement of an instrument classified in an entity’s shareholder’s equity and disclosure of quantitative information about the unobservable inputs for level 3 fair value measurements. Changes to existing principles and disclosures included measurement of financial instruments managed within a portfolio, the application of premiums and discounts in fair value measurement, and additional disclosures related to fair value measurements. The updated guidance and requirements are effective for financial statements issued for the first interim or annual period beginning after December 15, 2011, and should be applied prospectively. The adoption of this standard is not expected to have a material effect on the Company’s financial statement.

Comprehensive Income - In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income”. This standard requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but continuous statements.  This standard eliminates the option to present the components of other comprehensive income as part of the statement of equity. This standard is effective for fiscal years and interim periods with those years beginning after December 15, 2011. The implementation of this standard will only change the presentation of comprehensive income; it will not have an impact on the Company’s financial position or results of operations. In December 2011, the FASB issued ASU 2011-12. This standard defers the requirement to present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements.

Goodwill - In September 2011, the FASB issued ASU 2011-08 “Testing Goodwill for Impairment.”  This standard gives an entity the option to assess qualitative factors to determine if goodwill is impaired.  If the qualitative assessment indicates no impairment, a quantitative goodwill impairment test is not required.  The standard is effective for fiscal years beginning after December 15, 2011, and early adoption is permitted. The adoption of this standard is not expected to have a material effect on the Company’s financial statements.

Loss Contingencies:  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements as of December 31, 2011.

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

Reclassification:  Certain 2009 and 2010 amounts may have been reclassified to conform to the 2011 presentation.

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

NOTE 3 – RESTRICTIONS ON CASH AND DUE FROM BANKS

Our subsidiary banks are required to maintain average reserve balances in the form of cash and non-interest bearing balances due from the Federal Reserve Bank. The average reserve balances required to be maintained during 2011 and 2010 were $14,561,000 and $9,471,000, respectively. These balances earned interest at a rate of 0.25% during both 2011 and 2010.

NOTE 4 – SECURITIES

The fair value of securities available for sale was as follows:

(In Thousands of Dollars)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
Securities Available for Sale:
December 31, 2011:
U.S. governmental agency	$132,534	$1,325	$(25)	$133,834
States and political subdivisions	76,574	1,238	(23)	77,789
Mortgage Backed Securities	70,059	1,080	(87)	71,052
Collateralized Mortgage Obligations	57,006	854	(15)	57,845
Equity and Other Securities	1,606	58	0	1,664
Total	$337,779	$4,555	$(150)	$342,184

December 31, 2010:
Treasury notes	$12,513	$17	$0	$12,530
U.S. governmental agency	82,395	632	(130)	82,897
States and political subdivisions	48,278	255	(446)	48,087
Mortgage Backed Securities	55,687	412	(200)	55,899
Collateralized Mortgage Obligations	54,958	179	(494)	54,643
Equity and Other Securities	1,650	0	(3)	1,647
Total	$255,481	$1,495	$(1,273)	$255,703

Securities with unrealized losses at year end 2011 and 2010 not recognized in income are as follows:

(In Thousands of Dollars)	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2011
US Government Agencies	$0	$0	$17,974	$(25)	$17,974	$(25)
Municipal Securities	3,738	(2)	2,249	(21)	5,987	(23)
Mortgage Backed Securities	0	0	18,091	(87)	18,091	(87)
Collateralized Mortgage Obligations	0	0	6,590	(15)	6,590	(15)
Total Temporarily Impaired	$3,738	$(2)	$44,904	$(148)	$48,642	$(150)

December 31, 2010
US Government Agencies	$12,750	$(130)	$0	$0	$12,750	$(130)
States and Political Subdivisions	19,284	(245)	4,883	(201)	24,167	(446)
Mortgage Backed Securities	25,936	(200)	0	0	25,936	(200)
Collateralized Mortgage Obligations	39,442	(494)	0	0	39,442	(494)
Equity and Other Securities	0	0	31	(3)	31	(3)
Total Temporarily Impaired	$97,412	$(1,069)	$4,914	$(204)	$102,326	$(1,273)

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

Trading account securities are marked to market with the change in value reported on the income statement. Gains and losses on available for sale securities are recognized if the security is either deemed to be other than temporarily impaired, or the security is sold. During 2009 we had two securities which were written down for other than temporary impairment by a total of $150,000. During 2010 we sold one of these two securities and recognized an additional $26,000 loss. Due to continuing problems within the other security, we recorded an additional charge for other than temporary impairment of $150,000 bringing the carrying value of that security to zero. Both of these securities were trust preferred securities of Michigan banks that had a combined original book value of $500,000. The following table shows gross gains and losses on investment securities for the three year period:

(In Thousands of Dollars)	2011	2010	2009
Trading Account Securities Gains/(Losses)	$(11)	$3	$(213)

Available for Sale Securities
Other than temporary impairment losses	$0	$(150)	$(150)
Gross realized gains	28	200	1,814
Gross realized losses	(65)	(46)	(130)
Net realized gains (losses)	$(37)	$4	$1,534

The fair value of securities at December 31, 2011, by stated maturity, is shown below. Actual maturities may differ from stated maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In Thousands of Dollars)	Fair Value
Due in one year or less	$26,251
Due after one year through five years	168,377
Due after five years through ten years	71,278
Due after ten years	74,577
Total	340,483

Equity securities	1,701
Total securities	$342,184

At December 31, 2011 and 2010, securities with carrying values approximating $46,784,000 and $41,328,000 were pledged to secure public trust deposits, securities sold under agreements to repurchase, and for such other purposes as required or permitted by law.

Federal Home Loan Bank stock is carried at cost, which approximates its fair value.

NOTE 5 – LOAN SERVICING

Loans held for sale at year end are as follows:

(In Thousands of Dollars)
	2011	2010
Loans held for sale	$349	$1,358
Less: Allowance to adjust to lower of cost or market	0	(3)
Loans held for sale, net	$349	$1,355

Mortgage loans serviced for others are not reported as assets.  The principal balances of these loans at year end are as follows:

(In Thousands of Dollars)
	2011	2010
Mortgage loan portfolios serviced for:
Freddie Mac	$601,710	$617,558
Fannie Mae	$1,446	$1,942
Federal Home Loan Bank	$2,757	$3,188

Custodial escrow balances maintained in connection with serviced loans were $1,438,000 and $1,477,000 at year end 2011 and 2010.

Activity for capitalized mortgage servicing rights, included in other assets on the Consolidated Balance Sheet, was as follows:

(In Thousands of Dollars)
	2011	2010	2009
Servicing rights:
Beginning of year	$4,603	$3,705	$2,370
Additions	1,505	2,428	3,056
Amortized to expense	(1,512)	(1,530)	(1,721)
End of year	$4,596	$4,603	$3,705

Management has determined that no valuation allowance was necessary at December 31, 2011, 2010, or 2009.

The fair value of mortgage servicing rights was $6,034,000 and $6,067,000 at year end 2011 and 2010. Fair value at the end of 2011 was determined using a discount rate of 7.375%, a weighted average constant prepayment rate of 14.79%, depending on the stratification of the specific right, and a weighted average delinquency rate of 1.09%.  At the end of 2010, fair value was determined using a discount rate of 7.97%, a weighted average constant prepayment rate of 14.12%, depending on the stratification of the specific right, and a weighted average delinquency rate of 1.38%

The weighted average amortization period is 2.6 years.  Estimated amortization expense for each of the next five years is:

(In Thousands of Dollars)
2012	$995
2013	$822
2014	$692
2015	$577
2016	$466

NOTE 6 – LOANS

The following information provides a description of how loan grades are determined for our Commercial and Industrial and Commercial Real Estate Segments. In general, for Commercial and Industrial, and Commercial Real Estate Segments, the probability of loss increases with each rate change from the Grade 1 Excellent down through the Grade 9 Doubtful classes. For Consumer and Residential Mortgage segments, the probability of loss increases as loans move down from current to greater than 60 days past due, nonaccrual.

Grade 1 Excellent – Characteristics of loans in this category include: the loan is generally secured by cash or readily marketable securities; the borrower provides annual audited financials with interim financials reviewed quarterly; the loan has no delinquencies over ten days in the past year; the company’s management is considered to have a high degree of integrity; management of the company has over 15 years of experience; lines of credit have not and are not expected to be utilized; financial statements demonstrate consistently strong profits; and the company has little competition and excellent growth prospects.

Grade 2 Quality – Characteristics of loans in this category include: high net worth borrowers with excellent cash flow and a high degree of liquidity; the borrower generally has annual audited financial statements; there has been one or fewer delinquencies over ten days in the past year; the company’s management is considered to have a high degree of integrity; the company’s management has over ten years of experience; lines of credit have had nominal use over the preceding 12 months; financial statements demonstrate consistent profitability; and the company is in an excellent competitive position.

Grade 3 Good – Loans in this category are very strong, but may lack some of the net worth and/or cash flow characteristics of the previous rating. Characteristics of loans in this category include: annual reviewed financial statements and compiled quarterly financial statements, there has only been one or fewer delinquencies over 15 days in the past year, the company’s management has solid integrity, the company’s management is capable and has over five years of experience, lines of credit have regular usage with no balance in the last 60 days, financial statements demonstrate consistent but nominal profits, and the company has good a solid market share.

Grade 4 Acceptable – Characteristics of loans in this category include: annual compiled financial statements with quarterly information available or CPA prepared tax returns, there are only two or fewer delinquencies over 15 days of which only one is over 30 days in the past year, the company’s management has average business experience of over three years, lines of credit have regular use but have no current balance or a significant reduction in balance in the last 30 days, the company has been profitable in two of the preceding three years, and the company is competitive in its market and is maintaining its market share.

Loans graded as one through four are considered as Pass loans and are shown as one class of loans in our credit quality table.

Grade 5 Watch - This rating is used for loans which have shown some sign of weakness, but have not degraded to the point of requiring an impairment review. Characteristics of loans in this rating include: annual management prepared financial statements; delinquencies not exceeding three times over 30 days or one time over 60 days in the past year; weakening financial statements but profitable in two of the last three years; and a declining market share in a competitive market. These loans merit monitoring by management to assure that if circumstances deteriorate further actions are taken to protect the bank’s position.

Grade 6 Special Mention - This rating is used for loans which are included on a watch list and have degraded to a point where additional supervision is required; however, the bank remains confident in the full collection of all principal and interest. These loans are reviewed for impairment on a quarterly basis. Characteristics of loans in this rating may include: repeat delinquency; longer term negative trends in financial results; continuing deterioration of cash flows; concerns regarding the liquidity of guarantors; and other negative business trends.

Grade 7 Substandard - This rating is for loans for which a lender is actively working with the borrower to resolve issues and the full repayment of the loan is questionable. The loan is inadequately protected by current sound worth of the borrower, paying capacity of the guarantor, or pledged collateral. Loans in this grade have well defined weaknesses that jeopardize the full collectability of the loan and a distinct possibility of loss exits.  These loans are reviewed for impairment on a quarterly basis. Characteristics of loans in this rating may include: persistent delinquency; poor financial results of the business; negative cash flow; the ability of guarantor(s) to provide support for the loan is questionable.

Grade 8 Impaired Nonaccrual - This rating is for loans which are considered impaired and classified as nonaccrual. Loans in this grade have all the weaknesses of those classified as substandard grade 7 above, with the added characteristic that, based upon currently known facts, the weaknesses make collection of all principal and interest due according to contractual terms unlikely. These loans are reviewed for impairment on a quarterly basis. Loans in this grade may be assigned an allocated reserve in the loan loss allowance analysis if a determination is made that the future cash flows or the value of the collateral do not support the current carrying value of the loan.

Grade 9 Doubtful Nonaccrual- This rating is for loans which are considered impaired and are classified as nonaccrual. Loans in this grade have all the weaknesses of those classified as impaired nonaccrual grade 8 above, with the added characteristic that the weaknesses make full collection through payment or liquidation of the collateral, based on currently known facts, highly questionable or improbable. These loans are reviewed for impairment on a quarterly basis. Loans in this grade may be assigned an allocated reserve in the loan loss allowance analysis if a determination is made that the future cash flows or the value of the collateral do not support the current carrying value of the loan.

Restructured Loans
Impaired Restructured and Accruing - Loans where the borrower is experiencing financial difficulty and the bank has granted a concession to the borrower. A concession may be: a reduction in the contractual interest rate below current market rates for loans of similar quality, a lengthening of the accrual time frame beyond normal market terms, a forgiveness of a portion of the outstanding principal, or acceptance of collateral in lieu of payment for a portion of the loan balance. If the loan is in accrual status at the time of the restructuring, the borrower has the ability to make the payments under the restructured terms, and the restructuring does not forgive principal, the loan remains on an accrual status under the new terms. However, if there is a forgiveness of debt or partial charge off, the loan will generally be graded as impaired nonaccrual (Grade 8) with any accrued interest reversed against interest income. If a loan is in nonaccrual status at the time of a restructuring, it will remain in nonaccrual status (Grade 8) at the time of restructuring. All non-accruing restructured loans remain in nonaccrual status until the borrower has demonstrated the ability to make the payments under the restructured terms by making a minimum of six months of payments. If the borrower makes the six months of payments without becoming past due 30 days or more, the loan may be returned to accrual status. The determination of the need for an allowance for loan loss adjustment is based on a factor relating to historical losses multiplied times the balance of the loan for residential mortgages, or a collateral impairment review for commercial loans, and a net present value adjustment relating to a change in interest rate and other terms, if applicable.

Impaired Restructured and Accruing loans are graded seven or better based on the above definitions. If  a restructured loan is graded as eight or nine, it is reported as Impaired Nonaccrual, or Doubtful Nonaccrual, respectively.

For commercial loans graded eight and nine and consumer and residential mortgage loans reported in nonaccrual, interest income is generally not recognized until the loan improves and is returned to accrual status. In some cases, if the loan is well secured and the borrower’s ability to support the loan payments has improved, such as in the case of a restructured nonaccrual loan, interest income may be recognized on a cash basis while the loan is in nonaccrual status.

For Consumer and Residential Mortgage Loan Segments, loans are classified by risk based on current delinquency and nonaccrual status. These segments of loans will contain a separate class for restructured loans, if they exist.

The following credit quality indicators provide a system for distribution of our loan portfolio in a manner consistent with the previously described loan grading system and for use in the determination of our loan loss allowance. This presentation differs somewhat by loan category from classification of loans presented elsewhere in our regulatory reports and within this report. These variations primarily relate to how real estate loans are analyzed internally to determine the adequacy of the loan loss allowance, versus how we are required to report real estate loans for regulatory purposes.

Credit Quality Indicators:

Loans at period end were as follows:
(In Thousands of Dollars)	December 31, 2011	December 31, 2010
Commercial & Industrial
Pass loans	$122,812	$143,773
Watch loans	19,542	12,727
Special mention loans	7,878	4,267
Substandard loans	2,928	1,561
Impaired restructured and accruing loans	3,562	182
Impaired nonaccrual loans	1,771	1,681
Doubtful nonaccrual loans	0	141
Total Commercial & Industrial	158,493	164,332

Commercial Real Estate
Pass loans	$373,320	$394,674
Watch loans	56,571	50,590
Special mention loans	21,155	31,310
Substandard loans	5,686	8,320
Impaired restructured and accruing loans	10,652	5,780
Impaired nonaccrual loans	15,336	17,729
Doubtful nonaccrual loans	0	882
Total Commercial Real Estate	482,720	509,285

First lien residential mortgage loans
Performing loans	$199,117	$192,269
Loans > 60 days past due	2,203	2,102
Impaired restructured and accruing loans	4,425	4,205
Nonaccrual loans	5,374	5,189
Total First lien residential mortgage loans	211,119	203,765

Junior lien residential mortgage loans
Performing loans	$66,169	$75,589
Loans > 60 days past due	328	148
Impaired restructured and accruing loans	278	0
Nonaccrual loans	278	556
Total Junior lien residential mortgage loans	67,053	76,293

Consumer Loans
Performing loans	$64,075	$77,472
Loans > 60 days past due	239	289
Nonaccrual loans	210	184
Total Consumer Loans	64,524	77,945

Total Loans	$983,909	$1,031,620

Allowance for Loan Losses

The allowance for loan losses is determined based on management’s estimate of probable losses incurred within the loan portfolio as of the balance sheet date. We determine the amount of the allowance for loan losses based on periodic evaluation of the loan portfolios and other relevant factors. This evaluation is inherently subjective and requires material estimates, which are subject to change. Factors that are considered in the evaluation of individual, and pools of loans, include: historical loss experience; likelihood of default; liquidation value of a loan’s underlying collateral; timing and amounts of expected future cash flows; and our exposure to loss in the event of default. We further estimate the impact of qualitative factors that may cause future losses to differ from historical experience. Such factors include: changes in credit quality, macro economic impacts on our customers, and changes in underwriting standards.

Our historical loss experience is determined based on actual losses incurred over the previous twelve quarters. We utilize a method of averaging these losses whereby we place a heavier emphasis on more recent experience. Our model provides a 50% weighting on the most recent four quarters, 30% weighting on the middle four quarters, and 20% weighting on the oldest four quarters.

The loan portfolio is segmented into five loan types: commercial and industrial loans; commercial real estate loans; consumer loans; residential mortgages – first liens; and residential mortgage – junior liens. These segments are further grouped by credit quality classifications.

The segments comprising commercial and industrial loans and commercial real estate loans are classified based on the loan grading system described above. We group loans rated as one through four together into one class of Pass loans. Commercial and industrial and commercial real estate loans graded as Pass and Watch are assigned a unique pooled loss rate based on historical losses incurred over the prior three years as described above. We adjust the calculated historical loss rate up or down based on current developments, that in management’s judgment are not reflected in the historical losses of the company. The current outstanding balance for each of these classes of loans is then multiplied by the adjusted historical loss rate to determine the amount of allowance for loan losses to reserve on that pool of loans.

Loans graded special mention use a shorter 12 month loss history to determine the loss rate. Losses over the preceding 12 month period are divided by the average balance outstanding of substandard and impaired loans to determine a historical loss rate. That calculated historical loss rate is multiplied by a probability factor to determine a loss rate to be applied to this class of loans. The probability factor is determined from an analysis of the migration of special mention loans to more severe risk classes over the preceding 12 month period.

Loans graded as substandard use the shorter 12 month loss history to determine the loss rate. Losses over the preceding 12 month period are divided by the average balance outstanding of substandard and impaired loans to determine a historical loss rate. The calculated historical loss rate, without adjustment for migration, is then multiplied times the outstanding balance of substandard loans to determine the amount of allowance for loan losses to provide for this class of loans.

Loans graded as impaired nonaccrual, impaired doubtful, and impaired restructured and accruing are individually analyzed for loan losses. An allocated reserve is established within the allowance for loan losses for the difference between the carrying value of the loan and its determined collectable value. To determine the collectable value of the loan, the present value of expected cash flows, the collateral value, or some combination of the two is used. The allocated reserve is established as the difference between the carrying value of the loan and the collectable value.

For consumer and residential loan segments, loans that are current, or less than 60 days past due are assigned a unique historical loss rate as described above for commercial Pass and Watch loans. For loans that are more than 60 days past due including nonaccrual loans, a loss rate is determined based on charge offs within the last 12 months, divided by the sum of the average balance of loans 60 days or more past due and nonaccrual loans. These loss rates are multiplied by the outstanding balances in each unique loan segment at the end of the reporting period to determine the amount of allowance for loan loss.

For restructured loans where the bank has granted a rate concession, an additional amount is added to the loan loss reserve that represents the difference in the present value of the cash flows between the original terms and the new terms of the modified loan, using the original interest rate of the loan as a discount rate. Any change in the present value of the loan due to passage of time is reflected as an adjustment to provision for loan loss expense.

After each of the steps outlined above is completed, the results are aggregated and compared with the existing balance of the allowance for loan losses. If the aggregation is greater than the balance, the allowance for loan losses is increased through a charge to earnings on the provision for loan losses line. If the resulting aggregation is below the current balance of the allowance for loan losses, management will determine, based upon the number, potential impact, and uncertainty of the estimates contained within the process whether the unallocated reserve is excessive. If in management’s judgment the unallocated reserve exceeds a level deemed prudent given the inherent uncertainty of these issues, a reversal of the provision for loan losses may be recorded.

The following table provides a breakdown of our loan portfolio by the primary credit quality indicators we use in the determination of our allowance for loan losses.

Allowance for credit losses and recorded investment in financing receivables:

(In Thousands of Dollars)
Twelve months ending December 31, 2011	Commercial and Industrial	Commercial Real Estate	First Lien Residential Mortgages	Junior Lien Residential Mortgages	Consumer Loans	Unallocated	Total
Allowance for Credit Losses:
Beginning balance	$3,024	$12,375	$3,960	$774	$1,162	$136	$21,431
Provision for loan losses	1,836	6,611	4,468	6	381	35	13,337
Loans charged off	(2,546)	(7,973)	(3,215)	(275)	(913)	0	(14,922)
Recoveries	171	521	180	0	301	0	1,173
Ending balance	$2,485	$11,534	$5,393	$505	$931	$171	$21,019

Ending balance: individually evaluated for impairment	$253	$3,622	$0	$0	$0	$0	$3,875

Ending balance: collectively evaluated for impairment	$2,232	$7,912	$5,393	$505	$931	$171	$17,144

Financing Receivables:
Ending balance	$158,493	$482,720	$211,397	$66,775	$64,524	$0	$983,909

Ending balance: individually evaluated for impairment	$5,331	$25,988	$0	$0	$0	$0	$31,319

Ending balance: collectively evaluated for impairment	$153,162	$456,732	$211,397	$66,775	$64,524	$0	$952,590

Twelve months ending December 31, 2010
Allowance for Credit Losses:
Beginning balance	$3,640	$10,473	$2,502	$967	$1,525	$7	$19,114
Provision for loan losses	812	8,222	3,844	(7)	344	129	13,344
Loans charged off	(1,707)	(6,366)	(2,602)	(186)	(1,102)	0	(11,963)
Recoveries	279	46	216	0	395	0	936
Ending balance	$3,024	$12,375	$3,960	$774	$1,162	$136	$21,431

Ending balance: individually evaluated for impairment	$812	$4,688	$0	$0	$0	$0	$5,500

Ending balance: collectively evaluated for impairment	$2,212	$7,687	$3,960	$774	$1,162	$136	$15,931

Financing Receivables:
Ending balance	$164,332	$509,285	$203,765	$76,293	$77,945	$0	$1,031,620

Ending balance: individually evaluated for impairment	$1,972	$24,390	$0	$0	$0	$0	$26,362

Ending balance: collectively evaluated for impairment	$162,360	$484,895	$203,765	$76,293	$77,945	$0	$1,005,258

Age Analysis of Past Due Loans excluding nonaccrual loans:

(In thousands of dollars)
At December 31, 2011	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 days and accruing
Commercial and Industrial	$1,039	$94	$0	$1,133	$157,360	$158,493	$0
Commercial Real Estate	4,313	500	0	4,813	477,907	482,720	0
Residential Mortgages 1st Liens	973	1,875	328	3,176	208,221	211,397	328
Residential Mortgages Junior Liens	561	255	73	889	65,886	66,775	73
Consumer	848	221	18	1,087	63,437	64,524	18
Total	$7,734	$2,945	$419	$11,098	$972,811	$983,909	$419

At December 31, 2010
Commercial and Industrial	$916	$400	$0	$1,316	$159,532	$164,413	$0
Commercial Real Estate	3,514	981	18	4,513	352,615	373,996	18
Residential Mortgages 1st Liens	1,025	1,529	573	3,127	349,086	357,402	573
Residential Mortgages Junior Liens	628	148	0	776	74,934	76,266	0
Consumer	703	273	15	991	58,368	59,543	15
Total	$6,786	$3,331	$606	$10,723	$994,535	$1,031,620	$606

Impaired loans were as follows:

(In Thousands of Dollars)
December 31, 2011	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Period end loans with no allocated allowance for loan losses
Commercial and Industrial	$4,358	$5,846	0	$2,073	$116
Commercial Real Estate	11,940	16,987	0	12,444	452
Residential Mortgages 1st Liens	10,079	11,120	0	9,223	219
Residential Mortgages Junior Liens	278	331	0	459	2
Consumer	210	249	0	192	0
Total	$26,865	$34,533	$0	$24,391	$789

Period end loans with allocated allowance for loan losses
Commercial and Industrial	$720	$998	$253	$722	$0
Commercial Real Estate	10,423	15,225	3,622	9,003	28
Residential Mortgages 1st Liens	0	0	0	0	0
Residential Mortgages Junior Liens	0	0	0	0	0
Consumer	0	0	0	0	0
Total	$11,143	$16,223	$3,875	$9,725	$28

Total
Commercial and Industrial	$5,078	$6,844	$253	$2,795	$116
Commercial Real Estate	22,363	32,212	3,622	21,447	480
Residential Mortgages 1st Liens	10,079	11,120	0	9,223	219
Residential Mortgages Junior Liens	278	331	0	459	2
Consumer	210	249	0	192	0
Total	$38,008	$50,756	$3,875	$34,116	$817

December 31, 2010
Period end loans with no allocated allowance for loan losses
Commercial and Industrial	$476	$564	0	$1,121	$0
Commercial Real Estate	10,142	11,718	0	12,432	158
Residential Mortgages 1st Liens	9,365	9,959	0	7,721	253
Residential Mortgages Junior Liens	555	555	0	295	1
Consumer	134	165	0	200	5
Total	$20,672	$22,961	0	$21,769	$417

Period end loans with allocated allowance for loan losses
Commercial and Industrial	$693	$1,978	$812	$438	$0
Commercial Real Estate	9,725	16,614	4,688	8,724	125
Residential Mortgages 1st Liens	0	0	0	0	0
Residential Mortgages Junior Liens	0	0	0	0	0
Consumer	0	0	0	0	0
Total	$10,418	$18.592	$5,550	$9,162	$125

Total
Commercial and Industrial	$1,169	$2,544	$812	$1,559	$0
Commercial Real Estate	19,867	28,332	4,688	21,156	283
Residential Mortgages 1st Liens	9,365	9,959	0	7,721	253
Residential Mortgages Junior Liens	555	555	0	295	1
Consumer	134	165	0	200	5
Total	$31,090	$41,555	$5,500	$30,931	$542

Loan Modifications as of the period ending:

(In thousands of dollars)	Troubled Debt Restructurings			Troubled Debt Restructurings that Subsequently Defaulted
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Number of contracts	Recorded investment
December 31, 2011
Commercial and industrial	11	$3,615	$3,526	2	$468
Commercial real estate	13	4,017	3,786	10	1,233
Residential 1st liens	13	1,427	1,291	11	828
Residential junior liens	1	83	83	0	0
Consumer	0	0	0	0	0
Total	85	$9,142	$8,686	23	$2,529

December 31, 2010
Commercial and industrial	1	$36	$36	0	$0
Commercial real estate	7	6,604	5,757	3	860
Residential 1st liens	27	3,025	2,633	8	614
Residential junior liens	1	43	0	1	43
Consumer	0	0	0	0	0
Total	36	$9,708	$8,426	12	$1,517

Financing Receivables on Nonaccrual Status were as follows:

(In Thousands of Dollars)	December 31, 2011	December 31, 2010
Nonaccrual loans at period end
Commercial and Industrial	$1,771	$1,822
Commercial Real Estate	15,336	18,611
Residential Mortgages 1st Liens	5,374	5.189
Residential Mortgages Junior Liens	278	556
Consumer	210	184
Total nonaccrual loans	$22,969	$26,362

NOTE 7 – PREMISES AND EQUIPMENT

Year end premises and equipment were as follows:
(In Thousands of Dollars)	2011	2010
Land	$6,186	$6,213
Buildings	33,082	32,546
Furniture, fixtures and equipment	17,951	17,922
Total	57,219	56,681
Less:
Accumulated depreciation	(32,132)	(31,250)
Total	$25,087	$25,431

Depreciation expense was $2,062,000, $2,261,000, and $2,675,000 for 2011, 2010, and 2009. Facility rent expense was $377,000 in 2011 compared with $403,000 for 2010, and $356,000 for 2009. Equipment rent expense was $250,000 in 2011 compared with $252,000 for 2010, and $279,000 for 2009. Rental commitments for the next five years under non-cancelable operating leases were as follows (before considering renewal options that generally are present):

(In Thousands of Dollars)
	Facilities	Equipment	Total
2012	$362	$97	$459
2013	371	7	378
2014	161	3	164
2015	110	2	112
2016	102	0	102
Total	$1,106	$109	$1,215

NOTE 8 – GOODWILL AND INTANGIBLE ASSETS

Goodwill

During the third quarter, Firstbank Corporation retained Austin Associates, LLC (“Austin”) to perform a goodwill impairment analysis. The valuation date was July 31, 2011. The steps that Austin utilized in a Step 1 valuation test included the reporting unit and the appropriate standard and level of value, the calculation of fair value and the comparison of fair value to carrying value. Austin determined that Firstbank Corporation was the relevant reporting unit to be valued. The standard of value used in the valuation was fair value. Austin’s interpretation of this definition is that it is the value of ownership of the specific business with consideration of synergies, efficiencies and other value enhancing factors. The appropriate level of value used was controlling interest level. This is consistent with allowing for synergies and other factors as described previously and also considers premiums where appropriate. The appraisal methodology utilized by Austin includes the following valuation approaches:

A.Income Approach: Under this approach, a discounted cash flow value is calculated based on earnings capacity.
B.Asset Approach: This approach is based on the difference between the estimated market value of assets and liabilities.
C.Market Approach: This analysis is based on price-to-earnings multiples, price-to-tangible-book ratios and core deposit premiums for selected bank sale transactions.

Austin used the individual valuation results to calculate their estimate of the fair value of common equity. This figure was then compared to the carrying value of equity to determine whether the Step 1 test had passed or failed. In its findings, Austin Associates determined that the fair value of Firstbank’s common equity was $105 million, below its carrying value of $117.4 million on the testing date. As required by generally accepted accounting principles, since the Step 1 test did not pass, it was necessary to complete a Step 2 test.

In the Step 2 test, Austin determines the implied value of goodwill compared with Firstbank’s carrying value of goodwill. In the Step 2 test, if the implied amount of goodwill exceeds the carrying amount, then no goodwill impairment charge is required. To determine the implied value of goodwill, Austin estimated the fair value of Firstbank’s identifiable assets less liabilities. The difference is the net identifiable assets of the company.

Austin used a variety of methods to determine the fair value of Firstbank’s assets and liabilities, including: recent transactions data, discounted cash flows, and market price indications. Assets reviewed consisted of: loans, investments, and other real estate owned, while liabilities reviewed included: deposits and borrowed funds. After completing this valuation exercise, the fair value of Firstbank’s common equity determined in Step 1 above, was subtracted from the estimated net identifiable assets to determine the implied fair value of goodwill. Based on the analysis, Austin concluded that the implied fair value of goodwill exceeded the carrying value; therefore, no goodwill impairment charge was required at this time. Whole bank sale transactions at a premium to tangible book value in the market place play an important role in the determination of fair value of the company. Changes in the pricing of future whole bank sales could negatively affect future valuation and result in goodwill impairment at a future date.

There was no change in the carrying amount of goodwill during the year.

(In Thousands of Dollars)
	2011	2010
Balance at January 1	$35,513	$35,513
Goodwill from acquisitions/(divestitures)	0	0
Balance at December 31	$35,513	$35,513

Acquired Intangible Assets
Acquired intangible assets at year end were as follows:

(In Thousands of Dollars)	2011	2010	2009
Core deposit intangibles resulting from bank and branch acquisitions:
Gross Amount	$7,930	$7,930	$7,930
Accumulated Amortization	(6,482)	(5,786)	(4,990)
Net Carrying Value	$1,448	$2,145	$2,940

Aggregate amortization expense was $697,000, $796,000, and $934,000 for 2011, 2010, and 2009, respectively. Our estimated amortization expense for each of the next five years is:

(In Thousands of Dollars)

Year	Amount
2012	$482
2013	$370
2014	$278
2015	$185
2016	$99

NOTE 9 – FEDERAL INCOME TAXES

Federal income taxes consist of the following:

(In Thousands of Dollars)	2011	2010	2009
Current expense	$3,133	$1,013	$144
Deferred expense (benefit)	(1,299)	14	241
Change in deferred tax valuation allowance	0	485	659
Total	$1,834	$1,512	$1,044

A reconciliation of the difference between federal income tax expense and the amount computed by applying the federal statutory tax rate of 35% in 2011, 2010 and 2009 is as follows:

(In Thousands of Dollars)	2011	2010	2009
Tax at statutory rate	$2,610	$1,846	$1,307
Effect of tax-exempt interest	(443)	(489)	(554)
Deferred tax valuation allowance	0	485	659
Other	(333)	(330)	(368)
Federal income taxes	$1,834	$1,512	$1,044

Effective tax rate	25%	29%	28%

The components of deferred tax assets and liabilities consist of the following at December 31st year end:

(In Thousands of Dollars)
	2011	2010
Deferred tax assets:
Allowance for loan losses	$7,147	$5,215
Deferred compensation	718	0
Losses on capital investments	1,727	1,920
Other	1,304	675
Total deferred tax assets	10,896	7,810
Deferred tax liabilities:
Fixed assets	(1,851)	(982)
Mortgage servicing rights	(1,563)	(1,263)
Purchase accounting adjustments	(373)	(127)
Unrealized gain on securities available for sale	(1,492)	(75)
Other	(992)	(620)
Total deferred tax liabilities	(6,271)	(3,067)
Net deferred tax assets	4,625	4,743
Deferred tax valuation allowance	(1,143)	(1,143)
Net deferred tax assets	$3,482	$3,600

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. In reviewing the company’s position relative to deferred tax assets associated with certain incurred capital losses, management determined that a valuation adjustment of $1,143,000 was necessary at year end 2011, the same amount as year end 2010. These valuation adjustments are recorded through the income statement on the Federal income tax line item. Based on this determination, a non-cash charge was made to record the valuation adjustment, reducing our deferred tax asset, and increasing income tax expense by $485,000 in 2011. The establishment of a valuation allowance does not relinquish our rights to utilize the deferred asset, but rather recognizes that at the current time management does not believe the deferred asset will be able to be utilized prior to its expiration. The deferred assets for which the valuation allowance was established were related to capital losses for which we do not believe we will have capital gains to offset. These assets are: $70,000 to expire in 2012, and $589,000 to expire in 2015 and $485,000 for which an expiration date has yet to be established, as we have not sold the underlying stock.

Losses on capital investments have a three year carry back and five year carry forward time period for offset. The timeframe begins with the sale of the investment. Certain tax planning strategies have been established, including the possible sale and leaseback of certain of our facilities or other assets that management believes could be executed if necessary to retain the benefits listed above.

Net deferred tax assets at December 31, 2011 and 2010 are included in other assets in the accompanying consolidated balance sheets.

NOTE 10 – DEPOSITS

Time deposits of $100,000 or more were $196 million and $213 million at year end 2011 and 2010. There were $16.1  million and $6.7 million of brokered CDs included in time deposits of $100,000 or more in 2011 and 2010 respectively.

Scheduled maturities of time deposits at December 31, 2011 were as follows:

(In Thousands of Dollars)
Year	Amount
2012	$260,352
2013	92,305
2014	25,449
2015	25,414
2016	19,525
2017 and thereafter	48
Total	$423,093

NOTE 11 – BORROWINGS

Information relating to securities sold under agreements to repurchase is as follows:

(In Thousands of Dollars)
	2011	2010
At December 31:
Outstanding Balance	$46,784	$41,328
Average Interest Rate	0.19%	0.19%

Daily Average for the Year:
Outstanding Balance	$43,847	$40,338
Average Interest Rate	0.19%	0.24%

Maximum Outstanding at any Month End	$47,603	$46,477

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

We had no unsecured overnight borrowings, in the form of federal funds purchased at December 31, 2011. There were no overnight borrowings at December 31, 2010.

We currently do not have a line of credit agreement for the Company.

NOTE 12 – FEDERAL HOME LOAN BANK ADVANCES

Long term borrowings have been secured from the Federal Home Loan Bank. At year end, advances from the Federal Home Loan Bank were as follows:

(In Thousands of Dollars)
	2011	2010
Borrowings with a fixed rates at year end	$19,457	$40,658

Borrowings with a variable rate of interest at year end	$0	$0

Fixed rate advances shown above ranged in the interest rate owed from 1.28% to 7.30% and averaged 3.41% at year end 2011 and maturity dates ranged from January 2012 to March 2026. At the end of 2010, rates ranged from 0.73% to 7.30% and averaged 3.06%, with maturities ranging from January 2011 to March 2026. Each Federal Home Loan Bank advance is payable at its maturity date without penalty, however, substantial penalties do exist if an advance is paid before its contractual maturity. Such penalties vary from advance to advance and are based on the size, interest rate, and remaining term of each specific advance. Advances of $3.5 million may be converted from fixed to variable rate by the FHLB, but may be repaid, without penalty, if that option is exercised. The advances were collateralized by $183.7 million and $247.2 million of first mortgage loans under a blanket lien arrangement and pledges of specific mortgages at year end 2011 and 2010. As of December 31, 2011, we had $97.1 million of additional borrowing capacity with the Federal Home Loan Bank. Federal Home Loan Bank borrowings have decreased substantially as increased core deposits and low loan demand have combined to reduce the need for this funding in the near term.

Maturities of FHLB advances are as follows:

(In Thousands of Dollars)
2012	$7,776
2013	1,500
2014	0
2015	849
2016	3,113
2017 and thereafter	6,219
Total	$19,457

NOTE 13 – SUBORDINATED DEBENTURES

On October 18, 2004, a trust formed by us issued $10,310,000 of 90 day LIBOR plus 1.99% variable rate trust preferred securities as part of a pooled offering of such securities. We issued subordinated debentures to the trust in exchange for the proceeds of the offering; the debentures represent the sole assets of the trust. We may redeem the subordinated debentures, in whole or in part, any time on or after October 18, 2009 at 100% of the principal amount of the securities. The debentures are required to be paid in full on October 18, 2034.

On January 20, 2006, a trust formed by us issued $10,310,000 of trust preferred securities as part of a pooled offering of such securities. The securities carried an interest rate of 6.049% for five years, and then converted to a variable rate of 90 day LIBOR plus 1.27% in 2011, for the remainder of their term. We issued subordinated debentures to the trust in exchange for the proceeds of the offering; the debentures represent the sole assets of the trust. We may redeem the subordinated debentures, in whole or in part, any time on or after April 7, 2011 at 100% of the principal amount of the securities. The debentures are required to be paid in full on April 7, 2036.

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

NOTE 14 – SHAREHOLDERS’ EQUITY

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums.  At year end 2011 and 2010 we exceeded all requirements to be classified as well as capitalized.

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

Holders of shares of the Preferred Stock have no right to exchange or convert such shares into any other security of Firstbank Corporation and have no right to require the redemption or repurchase of the Preferred Stock.  The Preferred Stock does not have a sinking fund.  The Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Preferred Stock.

After January 30, 2012, we may redeem the Preferred Stock for the liquidation preference plus accrued and unpaid dividends.  Any such redemption is subject to U.S. Treasury’s prior consultation with the Federal Reserve Board.

The Warrants are immediately exercisable for 578,947 shares of our common stock at an exercise price of $8.55 per common share. The Warrants are transferrable and may be exercised at any time on or before January 30, 2019.

NOTE 15 – BENEFIT PLANS

The Firstbank Corporation 401(k) plan, a defined contribution plan, is an IRS qualified 401(k) salary deferral plan, under which Firstbank Corporation stock is one of the investment options. The Board of Directors approved changing the plan to a Safe Harbor 401(k) plan for the 2008 plan year. A Safe Harbor plan relieves administrative testing in exchange for immediate vesting of the employee’s matching contributions. Both employee and employer contributions may be made to the plan. The Company’s 2011, 2010 and 2009 matching 401(k) contributions charged to expense were $522,000, $537,000 and $557,000 respectively.  The percent of the Company’s matching contribution to the 401(k), and the determination to offer a Safe Harbor plan, is determined annually by the Board of Directors.

Firstbank – West Michigan had a deferred compensation plan for its directors and executive officers. The plan was frozen before the ICNB acquisition and has a balance at the end of 2011 of $2.1 million compared with $2.2 million at the end of 2010. Expense associated with the plan was $110,000 in 2011, $94,000 in 2010, and $91,000 in 2009.

NOTE 16 – STOCK BASED COMPENSATION

The Company has stock based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $118,000, $115,000, and $160,000 for 2011, 2010 and 2009. The total income tax benefit resulting from these charges was $40,000, $39,000 and $54,000, respectively.

The Firstbank Corporation Stock Compensation Plans of 1993, 1997 and 2006 (“Plans”), as amended, which were shareholder approved, provide for the grant of 395,986, 593,798 and 315,000 shares of stock, respectively, in either restricted form or under option. Options may be either incentive stock options or nonqualified stock options. As of December 31, 2011 only nonqualified stock options and restricted stock shares have been issued under the plans. The Plan of 1993 terminated April 26, 2003. The 1997 Plan terminated April 28, 2007. The 2006 Plan will terminate February 27, 2016. The Board, at its discretion, may terminate any or all of the Plans prior to the Plans’ scheduled termination dates. At year end 2011, there were 73,734 shares available for grant under the 2006 Plan.

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

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of our common stock. We use historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The weighted average fair value of options granted was $2.33 and $2.18 in 2010, and 2009, respectively.  There were no options granted in 2011.

	2010	2009

Risk-free interest rate	2.11%	2.90%
Expected option life	7 years	7 years
Expected stock price volatility	44.7%	38.6%
Dividend yield	0.7%	4.7%

Activity under the plans:

	Twelve months ended December 31, 2011 Total options outstanding
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (000)
Options outstanding, beginning of period	454,745	$16.55
Granted	0	-
Exercised	0	-
Forfeited	(25,273)	$19.44
Expired	(32,574)	$13.51
Options outstanding, end of period	396,898	$16.58	5.1	$0

Options exercisable, end of period	305,468	$19.18	4.3	$0

Proceeds, related tax benefits realized from options exercised and intrinsic value of options exercised were as follows:

	Twelve months ended December 31,
(In Thousands of Dollars)
	2011	2010	2009
Proceeds of options exercised	$0	$0	$0
Related tax benefit recognized	$0	$0	$0
Intrinsic value of options exercised	$0	$0	$0

As of December 31, 2011, there was $72,000 of total unrecognized compensation cost related to non-vested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.8 years.

Options outstanding at December 31, 2011 were as follows:

	Options outstanding			Exercisable
Range of exercise prices	Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (years)	Shares	Weighted Average Exercise Price
$5.19 - $12.00	137,650	$7.17	7.8	56,760	$7.60
$12.01 - $16.00	52,700	$16.00	5.9	42,160	$16.00
$16.01 - $ 20.00	35,495	$19.20	0.9	35,495	$19.20
$20.01 - $ 26.18	171,053	$23.79	3.5	171,053	$23.79
Total	396,898	$16.58	5.1	305,468	$19.18

Restricted Stock
Restricted shares may be issued under the Plans as described above. Compensation expense is recognized over the vesting period of the shares based on the market value of the shares on the issue date.

A summary of changes in the Company’s non-vested shares for 2011 follows:

	2011		2010
Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2011	13,373	$9.13	16,228	$11.87
Granted	14,120	$5.00	4,000	$4.84
Vested	4,866	$11.77	4,069	$14.48
Forfeited	0	-	2,786	$11.08
Non-vested at December 31, 2011	22,627	$5.99	13,373	$9.13

As of December 31, 2011, there was $115,000 of total unrecognized compensation cost related to non-vested shares granted under the Restricted Stock Plan. The cost is expected to be recognized over a weighted-average period of 2.2 years. The total fair value of shares vested during the years ended December 31, 2011, 2010 and 2009 was $57,000, $23,000, and $22,900. Expense of $37,000 was recorded for restricted stock in 2011 compared with $20,000 in 2010 and $48,000 in 2009.

NOTE 17 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates were as follows:

(In Thousands of Dollars)	2011	2010
Beginning balance	$48,510	$39,709
New loans	46,283	50,180
Repayments	(47,972)	(41,363)
Addition/(Deletion) of Directors	(6,344)	(16)
Ending balance	$40,477	$48,510

Deposits from principal officers, directors, and their affiliates at year end 2011 and 2010 were $28.5 million and $24.9 million respectively.

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

Financial instruments with off-balance sheet risk were as follows at year end:

(In Thousands of Dollars)	2011		2010
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$44,091	$11,254	$25,047	$7,430
(at market rates)
Unused lines of credit and letters of Credit	$22,205	$118,443	$20,963	$115,987
Standby Letters of Credit	$4,776	$15,110	$4,987	$16,324

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 2.99% to 8.0% and maturities ranging from 1 year to10 years.

NOTE 19 – CONTINGENCIES

From time to time certain claims are made against the Company and its banking subsidiaries in the normal course of business. There were no outstanding claims considered by management to be material at December 31, 2011.

NOTE 20 – DIVIDEND LIMITATION OF SUBSIDIARIES

Capital guidelines adopted by Federal and State regulatory agencies and restrictions imposed by law limit the amount of cash dividends the banks can pay to the Company. At December 31, 2011, using the most restrictive of these conditions for each bank, the aggregate cash dividends that the banks can pay the Company without prior approval was $23,118,000. It is not the intent of management to have dividends paid in amounts which would reduce the capital of the banks to levels below those which are considered prudent by management and in accordance with guidelines of regulatory authorities.

NOTE 21 – STOCK REPURCHASE PROGRAM

We currently have no authorized stock repurchase program in place. On June 30, 2009, the Board of Directors unanimously approved rescinding the then current authorization to repurchase $3.2 million worth of our stock under a prior approved plan.  No stock was repurchased in 2010 or 2011.

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

At year end 2011 and 2010, the most recent regulatory notifications categorize us as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed that classification.

Actual and required capital amounts at year end and ratios are presented below:

(In thousands of dollars)	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2011
Total Capital to Risk Weighted Assets
Consolidated	$163,919	16.55%	$79,233	8.00%	$99,041	10.00%
Firstbank – Alma	32,595	15.02%	17,358	8.00%	21,698	10.00%
Firstbank – Mt. Pleasant	37,793	13.05%	23,165	8.00%	28,957	10.00%
Firstbank – West Branch	22,843	13.39%	13,649	8.00%	17,062	10.00%
Keystone Community Bank	26,838	14.03%	15,299	8.00%	19,123	10.00%
Firstbank – West Michigan	20,035	16.95%	9,454	8.00%	11,818	10.00%

Tier 1 (Core) Capital to Risk Weighted Assets
Consolidated	$151,473	15.29%	$39,616	4.00%	$59,425	6.00%
Firstbank – Alma	29,855	13.76%	8,679	4.00%	13,019	6.00%
Firstbank – Mt. Pleasant	34,168	11.80%	11,583	4.00%	17,374	6.00%
Firstbank – West Branch	20,693	12.13%	6,825	4.00%	10,237	6.00%
Keystone Community Bank	24,416	12.77%	7,649	4.00%	11,474	6.00%
Firstbank – West Michigan	18,533	15.68%	4,727	4.00%	7,091	6.00%

Tier 1 (Core) Capital to Average Assets
Consolidated	$151,473	10.30%	$58,840	4.00%	$73,551	5.00%
Firstbank – Alma	29,855	8.22%	14,536	4.00%	18,170	5.00%
Firstbank – Mt. Pleasant	34,168	8.31%	16,443	4.00%	20,554	5.00%
Firstbank – West Branch	20,693	8.39%	9,871	4.00%	12,338	5.00%
Keystone Community Bank	24,416	10.09%	9,680	4.00%	12,100	5.00%
Firstbank – West Michigan	18,533	9.72%	7,625	4.00%	9,531	5.00%

	Amount	Ratio	Amount	Ratio	Amount	Ratio
2010
Total Capital to Risk Weighted Assets
Consolidated	$159,222	15.94%	$79,896	8.00%	$99,870	10.00%
Firstbank – Alma	22,337	15.18%	11,771	8.00%	14,714	10.00%
Firstbank – Mt. Pleasant	37,663	13.10%	22,998	8.00%	28,748	10.00%
Firstbank – West Branch	23,582	13.56%	13,917	8.00%	17,396	10.00%
Firstbank – St. Johns	8,706	12.67%	5,496	8.00%	6,870	10.00%
Keystone Community Bank	25,136	12.38%	16,249	8.00%	20,311	10.00%
Firstbank – West Michigan	18,338	15.36%	9,552	8.00%	11,940	10.00%

Tier 1 (Core) Capital to Risk Weighted Assets
Consolidated	$146,619	14.68%	$39,948	4.00%	$59,922	6.00%
Firstbank – Alma	20,492	13.93%	5,886	4.00%	8,828	6.00%
Firstbank – Mt. Pleasant	34,059	11.85%	11,499	4.00%	17,249	6.00%
Firstbank – West Branch	21,400	12.30%	6,959	4.00%	10,438	6.00%
Firstbank – St. Johns	7,834	11.40%	2,748	4.00%	4,122	6.00%
Keystone Community Bank	22,554	11.10%	8,124	4.00%	12,187	6.00%
Firstbank – West Michigan	16,817	14.08%	4,776	4.00%	7,164	6.00%

Tier 1 (Core) Capital to Average Assets
Consolidated	$146,619	10.02%	$58,518	4.00%	$73,148	5.00%
Firstbank – Alma	20,492	7.51%	10,911	4.00%	13,639	5.00%
Firstbank – Mt. Pleasant	34,059	8.73%	15,607	4.00%	19,508	5.00%
Firstbank – West Branch	21,400	8.64%	9,910	4.00%	12,388	5.00%
Firstbank – St. Johns	7,834	8.25%	3,800	4.00%	4,750	5.00%
Keystone Community Bank	22,554	9.18%	9,828	4.00%	12,285	5.00%
Firstbank – West Michigan	16,817	8.76%	7,683	4.00%	9,604	5.00%

NOTE 23 – FAIR VALUE

Carrying amount and estimated fair values of financial instruments were as follows at year end:

	(In Thousands of Dollars)
	December 31, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:
Cash and cash equivalents	$75,816	$75,816	$73,538	$73,538
FDIC insured bank certificates of deposit	4,432	4,432	10,405	10,405
Trading account securities	2	2	13	13
Securities available for sale	342,184	342,184	255,703	255,703
Federal Home Loan Bank stock	7,266	7,266	8,203	8,203
Loans held for sale	349	349	1,355	1,355
Loans, net	962,890	944,756	1,010,189	987,800
Accrued interest receivable	4,531	4,531	4,689	4,689
Financial Liabilities:
Deposits	(1,220,542)	(1,215,484)	(1,183,783)	(1,173,030)
Securities sold under agreements to repurchase and overnight borrowings	(46,784)	(46,784)	(41,328)	(41,328)
Federal Home Loan Bank advances	(19,457)	(21,359)	(40,658)	(42,684)
Accrued interest payable	(762)	(762)	(1,467)	(1,467)
Subordinated debentures	(36,084)	(36,488)	(36,084)	(37,051)

The methods and assumptions used to estimate fair value are described as follows: The carrying amount is the estimated fair value for cash and cash equivalents, short term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short term debt, and variable rate loans or deposits that re-price frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans and variable rate loans, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk based on historical losses on similar loan pools. For deposits with infrequent re-pricing or re-pricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life of the product.

Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values for the specific loans in the portfolio and assumes the bank will resolve them through orderly liquidation. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The fair value of off-balance sheet items was not material to the consolidated financial statements at December 31, 2011 and December 31, 2010.

The following tables present information about our assets measured at fair value on a recurring basis at December 31, 2011, and valuation techniques used by us to determine those fair values.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. Level 3 Securities include local Municipal Securities where market pricing is not available, trust preferred securities issued by banks, and other miscellaneous investments.

Assets Measured at Fair Value on a Recurring Basis

(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2011
Securities available for sale
U.S. Government Agency Bonds	$0	$133,834	$0	$133,834
Mortgage Backed Securities	0	71,052	0	71,052
U.S. Government Agency CMOs	0	57,845	0	57,845
Municipal Securities	0	62,447	15,342	77,789
Equity and Other Securities	92	0	1,572	1,664
Total Securities available for sale	$92	$325,179	$16,914	$342,184

Trading equity securities	$2	$0	$0	$2

December 31, 2010
Securities available for sale
Treasury Notes	$12,530	$0	$0	$12,530
U.S. Government Agency Bonds	0	82,897	0	82,897
Mortgage Backed Securities	0	55,899	0	55,899
U.S. Government Agency CMOs	0	54,643	0	54,643
Municipal Securities	0	38,371	9,716	48,087
Equity and Other Securities	530	0	1,117	1,647
Total Securities available for sale	$13,060	$231,810	$10,833	$255,703

Trading equity securities	$13	$0	$0	$13

Changes in Level 3 Assets Measured at Fair Value on a Recurring Basis

(Dollars in Thousands)	2011	2010
Balance at beginning of year	$10,833	$7,559
Total realized and unrealized gains/(losses) included in income	0	(150)
Total unrealized gains/(losses) included in other comprehensive income	0	56
Purchases of securities	11,325	5,127
Sales of securities	0	(897)
Calls and maturities	(5,244)	(862)
Net transfers in/(out) of Level 3	0	0
Balance at December 31 of each year	$16,914	$10,833

Both observable and unobservable inputs may be used to determine the fair value of positions classified as Level 3 assets. As a result, the unrealized gains and losses for these assets presented in the tables above may include changes in fair value that were attributable to both observable and unobservable inputs.

Available for sale investments securities categorized as Level 3 assets primarily consist of bonds issued by local municipalities and other like assets. We carry local municipal securities at historical cost, which approximates fair value, unless economic conditions for the municipality changes to a degree requiring a valuation adjustment.

We also have assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These assets consist of impaired loans and other real estate owned. We have estimated the fair value of impaired loans using Level 3 inputs, specifically valuation of loans based on either a discounted cash flow projection, or a discount to the appraised value of the collateral underlying the loan. We use discounted appraised values or broker’s price opinions to determine the fair value other real estate owned.

Assets Measured at Fair Value on a Nonrecurring Basis

(Dollars in Thousands)	Balance at December 31,	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses for the period ended December 31,
2011
Impaired loans	$41,889	0	0	$41,889	$(9,827)
Other Real Estate Owned	$2,223	0	0	$2,223	$(1,290)

2010
Impaired loans	$36,418	0	0	$36,418	$(7,748)
Other Real Estate Owned	$3,751	0	0	$3,751	$(1,579)

Impaired loans categorized as Level 3 assets consist of non-homogeneous loans that are considered impaired. We estimate the fair value of the loans based on the present value of expected future cash flows using management’s best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals). Other Real Estate Owned is valued based on either a recent appraisal for the property or a brokers' price opinion of the value of the property, which are discounted for expected costs to dispose of the property. The $9,827,000 loss on impaired loans indicated in the table above, for year ended December 31, 2011, and the $7,748,000 for the year ended December 31, 2010, were charged to the allowance for loan losses, while the $1,290,000 and the $1,579,000 losses, for the years ended December 31 of 2011 and 2010, in other real estate owned were charged to earnings through other non-interest expense on the income statement.

NOTE 24 – BASIC AND DILUTED EARNINGS PER SHARE

(In Thousands, Except per Share Data)	Year Ended December 31
	2011	2010	2009
Basic earnings per common share
Net income available to common shareholders	$3,943	$2,084	$1,151
Weighted average common shares outstanding	7,843	7,766	7,657

Basic earnings per common share	$0.50	$0.27	$0.15

Diluted Earnings per Share
Net income available to common shareholders	$3,943	$2,084	$1,151

Weighted average common shares outstanding	7,843	7,766	7,657
Add dilutive effects of assumed exercises of options	2	2	2
Weighted average common and dilutive potential
Common shares outstanding	7,845	7,768	7,659

Diluted earnings per common share	$0.50	$0.27	$0.15

Stock options and warrants for 975,845, 1,033,692, and 1,065,629 shares of common stock were not considered in computing diluted earnings per share for 2011, 2010, and 2009, respectively, because they were anti-dilutive.

NOTE 25 – FIRSTBANK CORPORATION (PARENT COMPANY ONLY)
CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS
	Year Ended December 31,
(In Thousands of Dollars)	2011	2010
ASSETS
Cash and cash equivalents	$16,870	$15,563
Commercial loans	0	1,000
Investment in and advances to banking subsidiaries	170,981	164,611
Securities	1,086	1,097
Other assets	4,104	3,683
Total Assets	$193,041	$185,954
LIABILITIES AND EQUITY
Accrued expenses and other liabilities	$1,580	$1,442
Subordinated Debentures	36,084	36,084
Shareholders’ equity	155,377	148,428
Total Liabilities and Shareholders’ Equity	$193,041	$185,954

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years Ended December 31	2011	2010	2009
Dividends from banking subsidiaries (net of capital infusions)	$3,680	$4,000	$7,246
Other income	5,921	5,656	5,542
Other expense	(8,440)	(8,418)	(8,800)
Income before income tax and undistributed subsidiary income	1,161	1,238	3,988
Income tax benefit	844	532	1,022
Equity in undistributed subsidiary income	3,618	1,993	(2,319)
Net income	5,623	3,763	2,691
Change in unrealized gain (loss) on securities, net of tax and classification effects	2,750	(452)	(288)
Comprehensive income	$8,373	$3,311	$2,403

CONDENSED STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2011	2010	2009
Cash flows from operating activities
Net income	$5,623	$3,763	$2,691
Adjustments:
Unrealized loss on trading account securities	11	(3)	213
Equity in undistributed subsidiary income	(3,618)	(1,993)	2,319
Stock Option and Restricted Stock Grant Compensation Expense	118	115	158
Change in other assets	3,797	6,734	1,207
Change in other liabilities	138	(1,410)	(1,619)
Net cash from operating activities	6,069	7,206	4,969

Cash flows from investing activities
Sale/(Purchase) of Securities AFS	0	2,818	(2,819)
Net decrease in commercial loans	1,000	(786)	28
Payments for Investments in Subsidiaries	(4,220)	(1,950)	(16,360)
Net cash from investing activities	(3,220)	82	(19,151)

Cash flows from financing activities
Payments of long-term debt	0	0	(5,600)
Proceeds from issuance of preferred stock and common stock warrants	0	0	33,000
Proceeds from issuance of common stock	421	393	909
Dividends on preferred stock	(1,650)	(1,650)	(1,513)
Dividends on common stock	(313)	(620)	(3,062)
Net cash from financing activities	(1,542)	(1,877)	23,734
Net change in cash and cash equivalents	1,307	5,411	9,552
Beginning cash and cash equivalents	15,563	10,152	600
Ending cash and cash equivalents	$16,870	$15,563	$10,152

NOTE 26 – OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

(In Thousands of Dollars)	2011	2010	2009
Change in unrealized holding gains and losses on available for sale securities	$4,204	$(689)	$(1,098)
Less reclassification adjustments for gains and losses later recognized in income	(37)	4	1,534
Net unrealized gains and (losses)	4,167	(685)	(436)
Tax effect	(1,417)	233	148
Other comprehensive income (loss)	$2,750	$(452)	$(288)

NOTE 27 – QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Thousands of Dollars, Except per Share Data)	2011
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year
Interest income	$16,989	$17,215	$16,924	$16,516	$67,644
Net interest income	13,292	13,741	13,781	13,858	54,672
Income before federal income taxes	1,564	686	2,170	3,037	7,457
Net income	1,215	628	1,630	2,150	5,623
Preferred stock dividends	420	420	420	419	1,679
Net income available to common shareholders	795	208	1,210	1,731	3,944
Basic earnings per common share	$0.10	$0.03	$0.15	$0.22	$0.50
Diluted earnings per common share	$0.10	$0.03	$0.15	$0.22	$0.50

	2010
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year
Interest income	$18,099	$18,225	$18,221	$17,837	$72,382
Net interest income	12,324	12,668	13,095	13,405	51,492
Income before federal income taxes	671	1,248	2,372	984	5,275
Net income	659	937	1,324	843	3,763
Preferred stock dividends	420	420	420	419	1,679
Net income available to common shareholders	239	517	904	424	2,084
Basic earnings per common share	$0.03	$0.07	$0.12	$0.05	$0.27
Diluted earnings per common share	$0.03	$0.07	$0.12	$0.05	$0.27

All per share amounts have been adjusted for stock dividends and stock splits.

FIRSTBANK CORPORATION

BOARD OF DIRECTORS	OFFICERS

William E. Goggin, Chairman	Thomas R. Sullivan
Chairman, Firstbank – Alma Attorney, Goggin Law Offices	President & Chief Executive Officer

Thomas D. Dickinson, CPA	Samuel G. Stone
Certified Public Accountant Biggs Dickinson & Roberts Wealth Management Services, LLC	Executive Vice President, Chief Financial Officer, Secretary & Treasurer

David W. Fultz	William L. Benear
Owner, Fultz Insurance Agency &, Kirtland Insurance Agency	Vice President

Jeff A. Gardner	Daniel H. Grenier
Certified Property Manager & Owner, Gardner Group	Vice President

Edward B. Grant, Ph.D., CPA	David L. Miller
Chairman, Firstbank (Mt. Pleasant) General Manager, Public Broadcasting, Central Michigan University	Vice President

Samuel A. Smith	Douglas J. Ouellette
Owner, Smith Family Funeral Homes	Vice President

Thomas R. Sullivan	Richard D. Rice
President & Chief Executive Officer, Firstbank Corporation	Vice President and Controller

Thomas O. Schlueter
Vice President

James E. Wheeler, II
Vice President

NON-BANK SUBSIDIARY Austin Mortgage Company, LLC FBMI Risk Management Services

FIRSTBANK CORPORATION 311 Woodworth Avenue P. O. Box 1029 Alma, Michigan 48801 (989) 463-3131 www.firstbankmi.com	FIRSTBANK CORPORATION OPERATIONS CENTER 308 Woodworth Avenue Alma, Michigan 48801

FIRSTBANK – ALMA

BOARD OF DIRECTORS	OFFICERS

William E. Goggin, Chairman	James E. Wheeler, II
Chairman, Firstbank Corporation Attorney, Goggin Law Office	President & Chief Executive Officer

Mark J. Abernathy	Richard A. Barratt
President, Alma College	Executive Vice President

Martha A. Bamfield	Craig A. Bishop
Dentist, Nester & Bamfield, DDS, PC	Community Bank President

Cindy M. Bosley	Laura A. Crocker
Chief Administrative Officer, Masonic Pathways	Vice President

Sara Clark-Pierson	Gregory A. Daniels
Attorney, Certified Public Accountant, Clark Family Enterprises.	Vice President

Todd G. Deitrich	Tammy L. Halfmann
President, Olympian Tool, Inc.	Vice President

Ann M. Flermoen Dentist, Ann M. Flermoen, DDS	Marita A. Harkness Vice President

Frank G. Pauli	Janette Havlik
President, Pauli Ford-Mercury, Inc.	Vice President

Samuel A. Smith	Jeffery A. Hicks
Owner, Smith Family Funeral Homes	Vice President

Thomas R. Sullivan	Timothy M. Lowe
President & Chief Executive Officer	Vice President

James E. Wheeler, II	Daniel P. Redman
President & Chief Executive Officer, Firstbank - Alma Vice President, Firstbank Corporation	Vice President

Joan S. Welke
Vice President

Pamela K. Winters
Vice President

SUBSIDIARY Firstbank – Alma Mortgage Company

Alma	Ashley	DeWitt	Ithaca
7455 N. Alger Road	114 S. Sterling St.	13215 S. US – 27 B.R.	219 E. Center St.
(989)463-3134	(989) 847-2394	(517) 668-8000	(989) 875-4107

230 Woodworth Ave.	Merrill	St. Charles	St. Johns
(989)463-3137	125 W. Saginaw St.	102 Pine St.	201 N. Clinton Ave.
	(989) 643-7253	(989) 865-9918	(989) 227-8383
311 Woodworth Ave.
(989) 463-3131	St. Louis	Vestbaburg	1065 Superior Dr.
	135 W. Washington Ave.	9002 W. Howard City-Edmore Rd	(989) 227-6995
	(989) 681-5758	(989) 268-5445

FIRSTBANK (MT. PLEASANT)

BOARD OF DIRECTORS	OFFICERS

Edward B. Grant, Ph.D, CPA, Chairman	Douglas J. Ouellette
General Manager, Public Broadcasting, Central Michigan University	President & Chief Executive Officer

Steven K. Anderson	Peter D. Stalker
President & CEO Cadillac Tire Center, Cadillac	Community Bank President-Cadillac

Ralph M. Berry	Daniel J. Timmins
Owner, Berry Funeral Homes	Community Bank President-Clare

Glen D. Blystone, CPA	Robert L. Wheeler
Blystone & Bailey, CPA’s PC	Senior Vice President

Kenneth C. Bovee	Cheryl L. Gaudard
President & Chief Executive Officer, Keystone Management Group	Vice President

Robert E. List, CPA	Cheryl A. Hall
Shareholder, Weinlander Fitzhugh,CPA’s	Vice President

Robert J. Long	Barbara J. Kain
Owner, Summit Petroleum Corporation	Vice President

Keith D. Merchant	Robert S. Klimczak
President, B&P Manufacturing	Vice President

J. Regan O’Neill	Karen L. McKenzie
President and Co-Founder, Network Reporting Corporation President	Vice President
and Co-Founder, NetMed Transcription Services, LLC
Teresa L. Rupert
Douglas J. Ouellette	Vice President
President & Chief Executive Officer, Firstbank (Mt. Pleasant) Vice President, Firstbank Corporation
Tracey L. Sallee
E. Lynn Pohl	Vice President
Partner, Boge, Wybenga & Bradely, PC
Dianne M. Stilson
Kenneth A. Rader	Vice President
Owner, Ken Rader Farms

Phillip R. Seybert
President, P.S. Equities, Inc.	SUBSIDIARY
Firstbank (Mt. Pleasant) Mortgage Company
Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation

OFFICE LOCATIONS

Mt. Pleasant	Cadillac	Howard City	Remus
102 S. Main St.	114 W. Pine St.	830 W. Shaw St.	201 W Whetland Ave.
(989) 773-2600	(231) 775-9000	(231) 937-4383	(989) 967-3602

4699 Pickard St.	8851 E. 34 Road	Lakeview	Shepherd
(989) 773-2335	(231) 779-8954	506 Lincoln Ave.	258 W. Wright Ave.
		(989) 352-7271	(989) 828-6625
2015 S. Mission St.	Clare
(989) 773-3959	806 N. McEwan Ave.	9531 N. Greenville Rd.	Winn
	(989) 386-7313	(989) 352-8180	2783 Blanchard Rd.
1925 E. Remus Rd.			(989) 866-2210
(989) 775-8528	Canadian Lakes	Morley
	10049 Buchanan Rd. Stanwood, MI	101 E. 4th St. (231) 856-7652

FIRSTBANK – WEST BRANCH

BOARD OF DIRECTORS	OFFICERS

Joseph M. Clark, Chairman	Daniel H. Grenier
Owner, Morse Clark Furniture	President & Chief Executive Officer

Bryon A. Bernard	Kim D. vonKronenberger
CEO, Bernard Building Center	Executive Vice President

Robert J. Carpenter, CPA	Lorri A. Burzlaff
Vice President, Robertson & Carpenter CPAs, P.C.	Vice President

David W. Fultz	Pamela J. Crainer
Owner, Fultz Insurance Agency &	Vice President
Kirtland Insurance Agency
Eileen S. Fournier
Daniel H. Grenier	Vice President
President & Chief Executive Officer, Firstbank – West Branch
Vice President, Firstbank Corporation	Danny J. Gallagher
Vice President
Robert T. Griffin, Jr.
Owner and President, Griffin Beverage Company,	James L. Kloostra
Northern Beverage Co. and West Branch Tank & Trailer	Vice President

Christine R. Juarez	Stevens P. Loomis
Attorney, Juarez and Juarez, PLLC	Vice President

Norman J. Miller	Mark D. Wait
Owner, Miller Farms and Miller Dairy Equipment and Feed	Vice President

Thomas R. Sullivan	Marie A. Wilkins
President & Chief Executive Officer, Firstbank Corporation	Vice President

Mark D. Weber, MD	Subsidiaries
Orthopedic Surgeon	Firstbank – West Branch Mortgage Company

Kimberly Zygiel
Accountant, Stephenson, Gracik & Company, PC

OFFICE LOCATIONS

West Branch	Fairview	Hale	Higgins Lake
502 W. Houghton Ave.	1979 Miller Rd.	3281 M-65	4522 W. Higgins Lake Dr.
(989) 345-7900	(989) 848-2243	(989) 728-7566	(989) 821-9231

601 W. Houghton Ave.	Prescott	Rose City	St. Helen
(989) 345-7900	311 Harrison St.	505 S. Bennett St.	1990 N. St. Helen Rd.
	(989) 873-6201	(989) 685-3909	(989) 389-1311
2087 S. M-76
(989) 345-5050

2375 M-30
(989) 345-6210

KEYSTONE COMMUNITY BANK

BOARD OF DIRECTORS	OFFICERS

Kenneth V. Miller, Chairman	Thomas O. Schlueter
Partner, Havirco	President & Chief Executive Officer
Owner, Millennium Restaurant Group

John M. Brink (Effective January, 2012)	Thomas D. Lundquist
Brink, Key & Chludzinski, P.C.	Senior Vice President

Michelle L. Eldridge	Cynthia J. Carter
Principal, LVM Capital Management, LTD.	Vice President

Samuel T. Field	Sara S. Dana
Attorney, Field & Field, P.C	Vice President

Jeff A. Gardner	Kimberly A. Labadie
Certified Property Manager &	Vice President
Owner, Gardner Group

John E. Hopkins	Cynthia L. Mount
Retired, former President & Chief Executive Officer,	Vice President
Kalamazoo Community Foundation

Ronald A. Molitor	Derek T. Naylor
President, Mol-Son, Inc.	Vice President

John M. Novak	Ryan M. Turtle
Principal, Miller Canfield Attorneys & Counselors	Vice President

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

2925 Oakland Drive
(269) 488-9200

5073 Gull Road
(269)488-4800

FIRSTBANK – WEST MICHIGAN

BOARD OF DIRECTORS	OFFICERS

Janice K. DeYoung, Chairman	William L. Benear
Former Business Owner	President & Chief Executive Officer

William L. Benear	Clare R. Colwell
President & Chief Executive Officer, Firstbank – West Michigan	Executive Vice President
Vice President, Firstbank Corporation
Kevin M. Meade
Thomas D. Dickinson, CPA	Senior Vice President
Biggs, Dickinson & Roberts Wealth Management, LLC
Certified Public Accountant	Debrann Hausserman
Vice President
Jerome I. Gregory
Chief Executive Officer, Carr Real Estate, Inc.	William Kavanagh
Vice President
David M. Laux
President, Industrial Engineering Services, Inc.	Blaine A. Kemme
Vice President
Douglas J. Ouellette
President & Chief Executive Officer, Firstbank (Mt. Pleasant)	Michele M. Krick
Vice President, Firstbank Corporation	Vice President

James E. Reagan, D.D.S.	Daniel P. Mitchell
Dentist, James E. Reagan, DDS	Vice President

Thomas R. Sullivan	Jackeline Salerno Thebo
President & Chief Executive Officer, Firstbank Corporation	Vice President

Subsidiary ICNB Mortgage Company

OFFICE LOCATIONS

Ionia	Belding	Lowell	Woodland
302 W. Main St.	105 S. Pearl St.	2601 W. Main St.	115 S. Main St.
(616) 527-0220	(616) 794-1195	(616) 897-6171	(269) 367-4911

202 N. Dexter St.	9344 W. Belding Rd.	Sunfield
(616) 527-1550	(616) 794-0890	145 Main St.
(517) 566-8025
2600 S. State Rd.	Hastings
(616) 527-9250	1500 W. M-43 Hwy.
(269) 948-2905

BUSINESS OF THE COMPANY

Firstbank Corporation is a bank holding company.  As of December 31, 2011 our subsidiaries are Firstbank – Alma; Firstbank (Mt. Pleasant); Firstbank – West Branch; Keystone Community Bank; Firstbank – West Michigan; FBMI Risk Management Services, Inc.; and Austin Mortgage Company, LLC. As of December 31, 2010, Firstbank Corporation and its subsidiaries employed 435 people on a full-time equivalent basis.

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

The banks obtain most of their deposits and loans from residents and businesses in Barry, Bay, Clare, Gratiot, Kalamazoo, Ionia, Iosco, Isabella, Mecosta, Midland, Montcalm, Ogemaw, Oscoda, Roscommon, Saginaw, and parts of Clinton, Eaton, Kent, Wexford and Van Buren counties. Firstbank – Alma has its main office and one branch in Alma, Michigan, and branches located in each of the following areas: Ashley, Dewitt, Ithaca, Merrill, Pine River Township (near Alma), St. Charles, St. Johns (2 branches), St. Louis, and Vestaburg, Michigan. Firstbank (Mt. Pleasant) has its main office and one branch located in Mt. Pleasant, Michigan, two branches located in Union Township (near Mt. Pleasant), two branches in Lakeview, and one branch located in each of the following areas: Cadillac, Canadian Lakes, Clare, Howard City, Morley, Remus, Shepherd, and Winn, Michigan. Firstbank – West Branch has its main office in West Branch, Michigan, and one branch located in each of the following areas: Fairview, Hale, Higgins Lake, Rose City, St. Helen, Prescott, and West Branch Township (near West Branch), Michigan. Keystone Community bank has its main office and three branches located in Kalamazoo, Michigan, two additional branches in Portage, Michigan, and one branch in Paw Paw, Michigan. Firstbank – West Michigan has its main office and two additional branches in Ionia, Michigan, two branches in Belding, Michigan, and one branch each in Hastings, Lowell, Sunfield and Woodland, Michigan. The banks have no material foreign assets or income.

Our principal sources of revenues are interest and fees on loans and non-interest revenue resulting from banking and non-bank subsidiary activity. On a consolidated basis, interest and fees on loans accounted for approximately 79% of total revenues in 2011, 80% in 2010, and 78% in 2009. Non-interest revenue accounted for approximately 13% of total revenue in 2011, 14% in 2010, and 17% in 2009. Interest on securities accounted for approximately 8% of total revenue in 2011, 6% in 2010, and 5% in 2009.

Annual Meeting
The annual meeting of shareholders will be held on Monday, April 23, 2012 at 4:30 p.m., Heritage Center, Alma College, Alma, Michigan.

Independent Auditors	General Counsel
Plante & Moran, PLLC	Varnum LLP
Grand Rapids, Michigan	Grand Rapids, Michigan

Stock Information
Firstbank Corporation common stock is traded on the NASDAQ National Market System under the symbol FBMI.  For research information and/or investment recommendations, contact:

Raymond James		FIG Partners, LLC
800-248-8863	- or -	800-677-9654

Transfer Agent Information
Registrar and Transfer Company is Firstbank Corporation’s Transfer Agent.  You may contact the Investor Relations Department at 800-368-5948.