Form 10-K, Exhibit 13
period 2012-12-31
FIRSTBANK CORP
filed 2013-03-11
CIK 778972

EXHIBIT 13
Rule 14a-3
Annual Report

PRESIDENT’S MESSAGE

To Our Shareholders:

I am pleased to report that 2012 was a year of continued progress for our company.  We posted improved levels of profitability, lower levels of loan losses and credit-related expenses, improved the valuation of our common stock, increased cash dividends, and we successfully exited the U.S. Treasury’s Capital Purchase Program.  We achieved these results despite a still struggling Michigan economy, continued high levels of unemployment, and depressed real estate values.  I will review the highlights of 2012, our capital and dividend actions, the recent legal restructuring of the company, and our outlook for the future.

2012 Highlights

Net income available to our common shareholders improved by 135% from $3.9 million in 2011 to over $9.2 million in 2012.  The most important measure of our financial success is our Return on Average Shareholders' Equity which improved to 7.0% from the 2011 level of 3.75%.  While improved, and approximating peer results, this return remains below our historical rate of return on our shareholders investment. Asset quality issues and credit costs improved, but remain the largest hindrance to returning to higher levels of performance.  During 2012 we made significant progress in reducing the level of non-performing loans, and in reducing the levels of loan losses, legal fees, and expenses related to collecting, securing, maintaining, and disposing of collateral from customers who could no longer service their loans.  Net charge-offs declined from $13.7 million in 2011 to $7.4 million in 2012, and we are working to reduce that level further in 2013.  Continuing improvement in the Michigan economy, and in particular a stabilization and increase in real estate values, will help us to achieve increased earnings in 2013.

Our mortgage lending business, despite low real estate valuations, has been robust as customers have refinanced their homes at record low interest rates.  In 2012 we had gains from the sale of long term fixed rate loans into the secondary market of over $6.5 million compared to $3.7 million in 2011.  All of our mortgage lenders and processing personnel throughout the company have worked tirelessly to help our customers take advantage of these historically low rates - which will literally save our customers tens of thousands of dollars over the lives of their mortgage loans.  We take great pride in helping our customers benefit from refinancing, and will continue to assist them with their financing needs in 2013.

Our banks all remain very well capitalized with ample funding and human resources to expand lending.  However, our loan portfolios have continued to shrink due to limited good quality lending opportunities within our markets combined with a general reluctance by customers to take on new debt.    As a result, total loans declined by 2.0% during 2012, but we remain well-positioned to expand our lending as the Michigan economy improves.  Helping to offset the earnings impact of the decline in loans has been our continued focus on building core deposits.  Core deposits are generally lower in cost than wholesale funding sources, but more importantly provide us with opportunities to expand our banking relationship with customers who live and work in our local communities.  This lower cost funding helped to maintain our net interest margin at 3.99% in 2012, down only slightly from 4.06% in 2011.

Capital and Dividends

Last year I reported that we were developing a plan to redeem at least half of the outstanding preferred shares before 2014, at which the time the dividend rate would increase from 5% to 9%.  We were very pleased that in June we had accumulated sufficient capital to be able to redeem $16 million of the $33 million of preferred shares outstanding when the shares were publicly auctioned by the U.S. Treasury.  Furthermore, in July we negotiated the repurchase of the warrants we had issued to Treasury in conjunction with the preferred shares.  Between the auction proceeds and our warrant payment, the U.S. Treasury received full repayment of the $33 million it had invested in our company. Earnings have improved since that time, capital has continued to build, and both banks maintain capital levels significantly above the minimum amounts required to be considered "well-capitalized" by the regulators.  We are now formulating plans to redeem the balance of the $17 million of preferred stock outstanding, all of which is held by private investors.  We expect to be able to report to you on those efforts in the near future.

We were also pleased that we were able to share our improved performance with our shareholders through additional cash dividends.  We declared five dividends during the year related to 2012 earnings totaling $0.24.  This compares with the $0.09 cash dividend paid relating to 2011 earnings.  In February of 2013 we returned to our former practice of declaring quarterly cash dividends based upon expected annual earnings, and declared a first quarter cash dividend of $0.06 payable March 28, 2013 to shareholders of record March 12, 2013.

Regulatory Issues & Bank Restructuring

Every shareholder is undoubtedly aware that there have been significant new pieces of legislation enacted over the past few years that are intended to prevent another financial calamity such as we have experienced the past five years.  While the target of these new laws is to protect the system from the "too big to fail" financial providers, there will be substantial new regulations to which the community banking industry will now also be subject.  These new, and yet to be implemented, regulations will place significant new compliance demands and costs on our company.  As a result, it was prudent for us to re-examine the structure of our company so that we will be better prepared to deal with the coming onslaught of new regulations.  In October 2012 we announced the consolidation of five small branch offices into other nearby branches, and a legal restructuring of our company, which consolidates the four "Firstbank" charters into one legal entity.  These actions are designed to make us more efficient without impacting how we relate to and service our customers and our communities.  We continue to believe in our community banking structure and believe it has significant benefits.  However, regulatory issues and the related costs are playing a much larger role today and must be addressed.  While we favor our community banking structure, we constantly assess its risks and costs, to ensure that we are representing all of our shareholders, customers, communities, and staff members to the best of our abilities.

2013 Outlook

The Michigan economy appears to be steadily improving; unemployment rates are still high but have been declining; the level and severity of problem loans has been declining; and low interest rates on home mortgages continue to drive the highly profitable re-financing activity.  However, weak loan demand is resulting in a shrinking net interest margin as assets shift into lower yielding investments; real estate values have failed to show improvement; and regulatory changes will impact both our revenue sources and our cost structure.  These factors, combined with the economic uncertainty over the effects of sequestration and the general dysfunction in Washington, are concerning.  Overall, we are cautiously optimistic about 2013, but recognize that we will need to remain vigilant on all of these issues to be successful.

In Conclusion

Our company is truly a reflection of all of the team members which comprise our staff.  We are fortunate to have so many dedicated and capable individuals who have devoted their time, efforts, and careers to our company, our customers, our communities and our shareholders.  I thank each and every one of them for their hard work, dedication, and commitment to Firstbank Corporation and the community banking industry.

Finally, I would like to thank our customers and communities for entrusting us with their business and for allowing us to serve them.  We stand strong and ready to serve their future needs.  The confidence displayed by our shareholders as we have worked through difficult times has been very reassuring.  Your support, encouragement, and investment in Firstbank Corporation are greatly appreciated.

Sincerely,

Thomas R. Sullivan
President & Chief Executive Officer

2012
Annual Report

This 2012 Annual Report contains audited financial statements and a detailed financial review.  This is Firstbank Corporation’s 2012 Annual Report to Shareholders.

The report presents information concerning the business and financial results of Firstbank Corporation in a format and level of detail that we believe shareholders will find useful and informative.  Shareholders who would like to receive even more detailed information than that contained in this 2012 Annual Report are invited to request our Annual Report on Form 10-K.

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

FINANCIAL HIGHLIGHTS
Firstbank Corporation

(In Thousands of Dollars, Except per Share Data)
For the year:	2012	2011	2010	2009	2008
Interest income	$62,866	$67,644	$72,382	$74,686	$82,191
Net interest income	54,492	54,672	51,492	48,747	46,838
Provision for loan losses	7,690	13,337	13,344	14,671	8,256
Non-interest income	12,670	9,675	11,829	15,409	3,990
Non-interest expense	44,682	43,553	44,702	45,750	42,915
Net income	10,534	5,623	3,763	2,691	719
Net income available to common	9,259	3,944	2,084	1,151	719

At year end:
Total assets	1,498,762	1,485,299	1,458,343	1,482,356	1,425,340
Total earning assets	1,375,946	1,351,099	1,332,662	1,342,530	1,292,647
Loans	966,683	984,258	1,032,975	1,122,185	1,159,632
Deposits	1,241,401	1,220,542	1,183,783	1,149,063	1,046,914
Other borrowings	101,362	102,325	118,070	175,756	251,275
Common shareholders’ equity	130,150	122,585	115,665	114,173	114,983
Total shareholders’ equity	147,058	155,377	148,428	146,880	114,983

Average balances:
Total assets	1,500,015	1,489,737	1,488,673	1,433,555	1,396,357
Total earning assets	1,382,519	1,364,139	1,351,872	1,300,354	1,264,425
Loans	982,124	1,004,599	1,077,718	1,135,868	1,145,849
Deposits	1,230,151	1,224,638	1,170,195	1,064,567	1,024,305
Other borrowings	106,569	104,010	160,547	207,614	236,095
Common shareholders’ equity	125,900	117,287	114,207	114,424	118,494
Total shareholders’ equity	150,535	150,065	146,948	144,583	118,494

Per common share:
Basic earnings	$1.17	$0.50	$0.27	$0.15	$0.10
Diluted earnings	$1.16	$0.50	$0.27	$0.15	$0.10
Cash dividends	$0.29	$0.04	$0.08	$0.40	$0.90
Common shareholders’ equity	$16.24	$15.53	$14.82	$14.77	$15.44

Financial ratios:
Return on average assets	0.70%	0.38%	0.25%	0.19%	0.05%
Return on average total equity	7.00%	3.75%	2.56%	1.86%	0.61%
Average equity to average assets	10.04%	10.07%	9.87%	10.09%	8.38%
Average common equity to average assets	8.39%	7.87%	7.67%	7.98%	8.38%
Dividend payout ratio on common stock	21.97%	5.58%	16.47%	113.80%	935.73%

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

RESULTS OF OPERATIONS

Highlights

Firstbank Corporation (“We” or “the Company”) had net income of $10.5 million for 2012 compared with $5.6 million in 2011, an increase of $4.9 million, or 87%. After payment of dividends on preferred stock, net income available to common shareholders was $9.3 million for 2012 compared with $3.9 million in 2011, an increase of $5.4 million or 135%. Core banking activities continued to provide a solid basis for earnings as net interest income was relatively constant, down $180,000 from 2011. Lower loan loss provisioning was a key to the improved earnings, declining $5.6 million from a year ago to $7.7 million in 2012.

In June we exited the Treasury’s Capital Purchase Program, buying back $16 million of our outstanding preferred stock, with the remaining $17 million placed with private investors.

In October, we announced our intention to consolidate four of our bank charters into a single organization to achieve a more efficient operation. That consolidation was approved by the regulatory agencies and was completed on February 1, 2013. We further had announced the closing of five smaller branch locations and the consolidation of the loans and deposits into other nearby locations. This consolidation was also completed in February. Earlier in the year we had closed one other location, making a total of six branch closings in 2012.

Gain on the sale of mortgage loans also added substantially to earnings increasing $2.8 million from the prior year as the record low interest rate environment spurred refinance activity. Gains on the sale of mortgage loans were $6.5 million in 2012 compared with $3.7 million in 2011.

We achieved a return on average assets of 0.70%, 0.38%, and 0.25% for 2012, 2011, and 2010, respectively. Total average assets increased $10 million in 2012, $1 million in 2011, and $55 million in 2010. Basic and diluted earnings per share were $1.17 and $1.16 in 2012 compared with, $0.50 for both basic and diluted earnings per share in 2011, and $.27 for both measures in 2010. Return on equity was 7.00% in 2012, 3.75% in 2011, and 2.56% in 2010. While these profitability measures have improved considerably in the current period, they continue to fall short of our expectations. The banking industry nationally, and in Michigan is still experiencing some impacts of the recession, but is showing continuing signs of improvement.

Net Interest Income

Our core business is earning interest on loans and securities while paying interest on deposits and borrowings. In response to an economic recession in the United States, the Federal Reserve maintained overnight interest rates at historically low levels of 0.00% to 0.25% for a fourth consecutive year. While these low short term rates allow us to lower the rates we pay on certain deposit products, it also reduces the rates we are able to earn on variable rate loan products and rates charged on renewing fixed rate loans. The net interest spread, the difference between the interest rates charged on earning assets and the rate paid on interest bearing liabilities, was relatively stable early in the year, before declining in the second half. We ended 2011 with a 3.88% net interest spread in the fourth quarter of 2011 and maintained that level through June 2012, before declining to 3.77% in the fourth quarter of 2012. As a result, our net interest margin decreased, ending the year with a net interest margin of 3.99% compared with 4.06% in 2011, and 3.87% in 2010. During 2012, our average loan to average deposit ratio was 80%, lower than the 82% in 2011 and 92% in 2010. The decreasing ratio is a result of both our efforts in attracting core deposits and declining loan balances. We maintain capital and funding capacity as well as a desire to expand lending; however, demand for quality loans in our local economies remains very soft at this time.

Net interest income decreased in 2012 by $180,000 as our lower net interest margin more than offset a higher level of average earning assets. Average interest earning assets increased $18 million from 2011 levels. The increase in average interest earning assets was largely a result of higher balances in the investment portfolio, which rose by $43 million, more than offsetting a $19 million decrease in average loan balances. A critical task of management is to price assets and liabilities so that the spread between the interest earned on assets and the interest paid on liabilities is maximized while maintaining acceptable levels of risk. While interest rates on earning assets and interest bearing liabilities are subject to market forces, in general and in the short run, we can exert more control over deposit rates than earning asset rates. However, competitive forces and the need to retain and grow deposits as a funding source place limitations on the degree of control over deposit rates. Average interest bearing liabilities decreased $18 million during the year, and the average rate paid on these liabilities fell by 39 basis points resulting in a decrease to interest expense of $4.6 million.

The following table presents a summary of net interest income for 2012, 2011, and 2010.

Summary of Consolidated Net Interest Income

	Year Ended December 31, 2012			Year Ended December 31, 2011			Year Ended December 31, 2010
(In Thousands of Dollars)	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Average Assets
Interest Earning Assets:
Taxable securities	$293,554	$4,512	1.54%	$264,657	$4,808	1.82%	$190,114	$3,647	1.92%
Tax exempt securities(1)	54,796	1,774	3.24%	40,273	1,719	4.27%	30,249	1,751	5.79%
Total Securities	348,350	6,286	1.80%	304,930	6,527	2.14%	220,363	5,398	2.45%

Loans(1) (2)	963,027	57,086	5.93%	981,976	61,545	6.27%	1,047,149	67,545	6.45%
Federal funds sold	626	1	0.16%	642	1	0.16%	451	1	0.23%
Interest bearing deposits	70,516	209	0.30%	76,591	253	0.33%	83,909	205	0.25%
Total Earning Assets	1,382,519	63,582	4.60%	1,364,139	68,326	5.01%	1,351,872	73,149	5.41%

Nonaccrual loans	19,097			22,623			30,569
Less allowance for loan loss	(21,814)			(21,650)			(20,952)
Cash and due from banks	27,645			26,867			26,342
Other non-earning assets	92,568			97,758			100,842
Total Assets	$1,500,015			$1,489,737			$1,488,673

Average Liabilities
Interest Bearing Liabilities:
Demand	$344,363	801	0.23%	$319,053	1,306	0.41%	$274,570	1,736	0.64%
Savings	259,330	579	0.22%	235,422	1,032	0.44%	194,855	1,122	0.58%
Time	400,397	5,246	1.31%	470,314	8,554	1.82%	529,947	12,877	2.43%
Total Deposits	1,004,090	6,626	0.66%	1,024,789	10,892	1.06%	999,372	15,735	1.58%

Federal funds purchased and repurchase agreements	47,659	87	0.18%	43,848	83	0.19%	40,341	96	0.24%
FHLB advances and notes payable	22,831	625	2.74%	24,078	802	3.33%	84,122	3,562	4.24%
Subordinated debentures	36,084	1,068	2.96%	36,084	1,197	3.32%	36,084	1,497	4.15%
Total Interest Bearing
Liabilities	1,110,664	8,406	0.76%	1,128,799	12,974	1.15%	1,159,919	20,890	1.80%

Demand Deposits	226,061			199,849			170,823
Total Funds	1,336,725			1,328,648			1,330,742

Other Non-Interest Bearing
Liabilities	12,755			11,024			10,983
Total Liabilities	1,349,480			1,339,672			1,341,725

Average Shareholders’ Equity	150,535			150,065			146,948
Total Liabilities and
Shareholders’ Equity	$1,500,015			$1,489,737			$1,488,673

Net Interest Income(1)		$55,176			$55,352			$52,259

Rate Spread(1)			3.84%			3.86%			3.61%

Net Interest Margin (percent of
Average earning assets) (1)			3.99%			4.06%			3.87%

(1)  Presented on a fully taxable equivalent basis using a federal income tax rate of 35% for all periods presented.

(2)  Interest income includes amortization of loan fees of $2.0 million, $1.8 million, and $1.9 million for 2012, 2011, and 2010, respectively. Uncollected interest on nonaccrual loans is not included.

The table below provides an analysis of the changes in interest income and interest expense due to volume and rate:

	2011/2012			2010/2011
	Change in Interest Due to: (1)			Change in Interest Due to: (1)

	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
	(In Thousands of Dollars)

Interest Income:
Securities
Taxable Securities(2)	$393	$(770)	$(377)	$1,465	$(223)	$1,242
Tax-exempt Securities	530	(475)	55	495	(527)	(32)
Total Securities	923	(1,245)	(322)	1,960	(750)	1,210

Loans(2)	(1,171)	(3,288)	(4,459)	(4,122)	(1,878)	(6,000)
Interest Bearing Deposits	0	37	37	(32)	(1)	(33)

Total Interest Income on Earning Assets	(248)	(4,496)	(4,744)	(2,194)	(2,629)	(4,823)

Interest Expense:
Deposits
Interest Paying Demand	97	(602)	(505)	250	(680)	(430)
Savings	96	(549)	(453)	208	(298)	(90)
Time	(1,148)	(2,160)	(3,308)	(1,336)	(2,987)	(4,323)
Total Deposits	(955)	(3,311)	(4,266)	(878)	(3,965)	(4,843)

Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	7	(3)	4	8	(21)	(13)
FHLB and Other Notes Payable	(40)	(137)	(177)	(2,125)	(635)	(2,760)
Subordinated Debentures	0	(129)	(129)	0	(300)	(300)

Total Interest Expense on Liabilities	(988)	(3,580)	(4,568)	(2,995)	(4,921)	(7,916)

Net Interest Income	$740	$(916)	$(176)	$801	$2,292	$3,093

(1)	Changes in volume/rate have been allocated between the volume and rate variances on the basis of the ratio that the volume and rate variances bear to each other.
(2)	Interest is presented on a fully taxable equivalent basis using a federal income tax rate of 35%.

In 2012, the average rate realized on earning assets was 4.60%, a decrease of 41 basis points from the 2011 results of 5.01%, and 81 basis points lower than the 5.41% realized in 2010. In 2008, in reaction to a weakening economy and a credit crisis in the financial markets, the Federal Reserve aggressively lowered rates by 2.25% between January and April bringing the prime rate down to 5.00%. After a six month pause in the rate reduction strategy, the Federal Reserve then lowered rates by another 1.75% in the fourth quarter with the prime rate settling at 3.25% at year end 2008, where it has remained through the end of 2012. Current language from the Federal Reserve indicates their intention to maintain this level of rates sometime into 2015. In addition, the Federal Reserve has also been purchasing longer term bonds in the open market in an effort to keep longer term rates low.

Average loans outstanding decreased $19 million in 2012 when compared with 2011. As of December 31, 2012, approximately 22% of the loan portfolio was comprised of variable rate instruments, compared with 23% as of the end of 2011. The remaining 78% of the loan portfolio is made up of fixed rate loans that do not re-price until maturity. Of the fixed rate loans approximately $175 million, or 24%, mature within twelve months and are subject to rate adjustments at maturity. At year end 2012, 92% of our variable rate commercial loan portfolio was protected by a floor compared with 89% at the end of 2011.

During 2011 and 2012 maturing securities in the investment portfolio were replaced with securities of comparable quality bearing generally lower yields. As a result, maturing securities ran off from the investment portfolio at higher rates than comparable current offerings, decreasing the overall investment portfolio yield from 2.45% in 2010 to 2.14% in 2011 and 1.80% in 2012.

Average total interest bearing deposits for the year decreased $21 million. The average rate paid on interest bearing liabilities was 0.76% in 2012, compared to 1.15% in 2011, and 1.80% in 2010. Deposit rates decreased during 2011 and 2012 with the soft economy. Average rates paid on time deposits decreased 51 basis points in 2012 compared with 2011 and 112 basis points compared with 2010, as new and renewing deposits re-priced to lower rates. Rates on checking and savings deposits also decreased in 2012, falling 18 basis points and 22 basis points, respectively. These same rates were 23 basis points and 14 basis points lower in 2011 than they had been in 2010.

Brokered CDs are more sensitive to changes in the interest rate than CDs offered in local markets and have been issued with original maturities ranging from three months to two years. The average balance of brokered CDs in 2012 was $18 million, compared with $15 million in 2011 and $11 million in 2010. These CDs carried an average interest rate of 0.69% in 2012 compared with 0.88% in 2011, and 1.05% in 2010.

We fund a portion of our loan portfolio with borrowings from the Federal Home Loan Bank (FHLB). During 2012, the average outstanding balance of FHLB advances decreased $1.2 million although the year-end balance increased $3.0 million when compared with 2011 balances. While FHLB borrowings are one method of funding loans when core deposits are not available, the cost is typically higher than our core deposit costs. As core deposit funding has increased and loan demand decreased, we have been able to reduce our reliance on this source of funding. The 2012 average rate paid for Federal Home Loan Bank advances and notes payable was 2.74%, 59 basis points lower than 2011’s rate of 3.33%. Borrowings from the Federal Home Loan Bank carry significant prepayment penalties that act as a deterrent to early repayment.

In July of 2007, we issued $15.5 million in subordinated debentures to fund a portion of the ICNB acquisition. That issuance was split evenly between debentures that carry a fixed rate of 6.566% for five years, and variable interest rate debentures that carry a rate of 90 day LIBOR plus 1.35%. During 2012 the fixed rate debentures converted to variable rate debenture that carry a rate of 90 day LIBOR plus 1.35%. In January of 2006, we issued $10.3 million in subordinated debentures that carried a fixed rate of 6.049% for five years. During 2011 this issuance converted to a variable interest rate of 90 day LIBOR plus 1.27%. In October of 2004, we issued $10.3 million in subordinated debentures, at a variable interest rate of 90 day LIBOR plus 1.99%. The average rate paid on all subordinated debentures during 2012 was 2.96% compared with 3.32% and 4.15% in 2011 and 2010, respectively. All of the variable rate debentures re-price quarterly.

We utilize short term borrowing, made up of Federal Funds Purchased and Repurchase Agreements as a source of liquidity and to balance our daily cash needs. Average short term borrowed funds increased by $4 million when 2012 is compared with 2011.

The 2012 interest rate spread of 3.84% is two basis points lower than the 2011 spread of 3.86%, and 23 basis points higher than the 2010 spread of 3.61%. Tax equivalent net interest income decreased $176,000 in 2012 as an increase in total average earning assets of $18 million was unable to offset a seven basis point decline in the net interest margin. The net interest margin of 3.99% for 2012 was seven basis points below 2011 but 12 basis points better than in 2010. The decrease in the rate spread in 2012 was the result of rates on average earning assets decreasing 41 basis points while the average cost of interest bearing liabilities decreased 39 basis points. The seven basis point decrease in the net interest margin was a result of a higher percentage of earning assets in the investment portfolio, which earn a lower average interest rate than loans. Average earning assets represented 92% of total average assets in 2012 compared with 91% in 2010 and 2011.

Provision for Loan Losses

In accordance with accounting standards, we allocate a portion of the allowance to loans that we determine to be impaired. We analyze other loans and current market conditions on a pool basis in order to arrive at the appropriate allowance for loan losses. If a loan for which allocations had been established pays off, or the risk of loss is otherwise reduced, we reverse those specific allocations. The methodology described above resulted in a provision for loan losses in 2012 of $7.7 million, compared with $13.3 million in 2011, and $13.3 million in 2010. These provision charges, which exceed historical norms, were incurred as the struggling Michigan economy resulted in new problem loans for which either allocated reserves were established for probable losses, or loans were charged off during the year.

During 2012, we had recoveries of previously charged off loans totaling $1.1 million, and favorable outcomes on certain previously identified problem loans, reducing the amount of provision expense needed, while deterioration of certain loans to problem status and charge offs of $8.4 million increased the amount of provision expense needed. In 2011, we had recoveries of previously charged off loans totaling $1.2 million and favorable outcomes on certain previously identified problem loans, reducing the amount of provision expense needed, while deterioration of certain loans to problem status and charge offs of $14.9 million increased the amount of provision expense needed.

At December 31, 2012, the allowance for loan losses as a percent of total loans was 2.21% compared to 2.14% and 2.06% at December 31, 2011, and December 31, 2010, respectively. Total nonperforming loans (including performing restructured loans) were 3.78% of ending loans at December 31, 2012, compared to 4.27% and 3.60% at the two previous year ends. The decrease in the ratio in 2012 was due to a decrease in nonaccrual loans of $7 million and a decrease in 90 day past due loans of $0.4 million, partially offset by an increase of $2 million in restructured loans. All loans reported as restructured are current or less than 90 days past due and conforming to the agreed upon restructured terms of the loan. The increase in the nonperforming ratio in 2011 was due to a decrease in nonaccrual loans of $3 million, a reduction in 90 day past due loans of $0.2 million, which were more than offset by an increase in restructured loans of $9 million.

Net charged off loans totaled $7.4 million in 2012 compared to $13.7 million in 2011, and $11.0 million in 2010. Net charged off loans as a percent of average loans were 0.75% in 2012, 1.37% in 2011, and 1.02% in 2010. Charge offs of $1.7 million in 2012 had specific reserves established in a prior year, while in 2011 and 2010, $3.9 million and $2.4 million, respectively, of specific allowance allocations had been set aside at the end of the prior year. Provision expense did not need to be increased to cover those previously identified losses.

Non-interest Income

Non-interest income increased by $3.0 million when 2012 is compared with 2011. Affecting the results in 2012 were gains on the sale of mortgages, which were up $2.8 million, and other income which increased $652,000. Partially offsetting these items was a decrease in service charges on deposit accounts of $273,000 and a decline in mortgage servicing income of $320,000. Comparing 2011 to 2010 non-interest income decreased by $2.2 million. Affecting the results in 2011 were gains on the sale of mortgages, which were down $2.2 million, and decreased revenue from our armored car business, which was down $174,000, (sold at the end of the first quarter of 2010). The sale of our armored car business had negligible impact on net income. Other non-interest income increased $198,000 primarily due to improved results in the sale of other real estate owned properties during the year.

Gains on the sale of mortgage loans increased $2.8 million in 2012 compared with 2011. The continued low interest rate environment pushed mortgage rates to record lows during the year, spurring a high level of refinance activity. Mortgage gains decreased $2.2 million when 2011 is compared with 2010. In 2010, rates began the year at a level that did not result in very much refinance or purchase activity, but by mid-year rates had fallen again to a point where refinance activity picked up considerably. In 2011, new regulatory requirements and onerous conditions placed on the sale of loans in the secondary market resulted in lower gains on the sale of loans. By midyear 2011, rates had fallen once again to the point where refinance activity picked up and the second half of the year generated higher gains. Rates remained low throughout 2012 resulting in a consistent level of mortgage refinance activity throughout the entire year.

Mortgage servicing rights, net of amortization, declined from $89,000 in 2011 to a negative $231,000 in 2012 as amortization and write downs of servicing rights due to the high level of refinancing affected this line item. When a mortgage is refinanced or pre-paid, capitalized mortgage servicing rights relating to that mortgage are written off, with the write off amounts included in the amortization cost of servicing rights. The higher level of refinance activity in 2012 compared with 2011 resulted in $605,000 more of servicing rights reversals. Income from servicing loans increased by $285,000 during 2012, partially offsetting the higher servicing rights expense. The lower refinance activity in 2011 compared with 2010 resulted in fewer mortgage loan prepayments, and therefore lower amortization cost of serving rights. Income from servicing loans sold in the secondary market increased by $173,000 over 2010, causing overall mortgage servicing income to be higher by $185,000 in 2011 when compared with 2010. In 2011, mortgage servicing income (servicing income net of amortization of capitalized serving rights) was a positive $89,000 compared with a negative $96,000 in 2010.

Deposit account service charges declined $273,000 from $4.5 million in 2011 to $4.2 million in 2012. Changing customer behavior associated with new regulation regarding overdraft charges put in place mid-year 2011 resulted in lower fees collected. Comparing 2011 to 2010, deposit account fees were down slightly, declining $84,000 from $4.6 million in 2010 to $4.5 million in 2011.

During 2012, we recorded $48,000 in securities gains compared with a loss on securities of $48,000 the prior year. The gains in 2012 and losses in 2011 resulted from routine securities transactions during the year. In 2010 we recorded $7,000 of securities gains. During 2011 we recorded a charge of $150,000 for other than temporary impairment associated with the valuation of one trust preferred security.

Courier and cash delivery services income decreased $174,000 when 2011 is compared with the prior year due to the sale of our armored car company at the end of the first quarter of 2010.

Other income increased $652,000 from $1.5 million in 2011 to $2.1 million in 2012. Other non-interest income was $1.3 million in 2010. Within the category of other income, gains on the sale of other real estate owned improved by $389,000, and other income increased $263,000 primarily due to a $178,000 non-recurring item relating to a director benefit plan. Gains on the sale of other real estate owned were $484,000 in 2012, $95,000 in 2011, and a loss of $354,000 in 2010.

Non-interest Expense

Total non-interest expense was $44.7 million in 2012 compared with $43.6 million in 2011 and $44.7 million in 2010. Within non-interest expense, salaries and benefits increased $1.4 million and other non-interest expense increased $1.7 million, while OREO expense decreased by $1.5 million during 2012. Comparing 2011 to 2010, salaries and benefits increased $374,000 and outside purchased services increased $58,000, while all other categories of expense declined.

Salary and employee benefits expenses increased $1.4 million in 2012 from $21.3 million in 2011 to $22.7 million in 2012. Within this line item, benefits cost increased $131,000, variable compensation expense increased $711,000, and base salaries increased $575,000, or 3.6%. The company’s improved performance resultd in higher payments under the variable compensation plan. In 2011, salaries and benefits increased $374,000 or 1.8% compared with 2010. Within the salary and benefit line, salaries declined $224,000 and benefits increased $598,000. The decline in salaries was in part due to a year over year reduction of $105,000 relating to the sale of our armored car business, with the remaining $119,000 coming from reductions in staffing within our banking business. The increase in benefits cost in 2011 was driven by a $639,000 increase in group insurance. We employed 438 full time equivalent employees at year end of 2012, 435 at both year end of 2011 and 2010.

Occupancy and equipment costs decreased $159,000 in 2012 compared with 2011 primarily due to a $147,000 decrease in depreciation expense. Occupancy and equipment costs also decreased $244,000 in 2011 compared with 2010 primarily due to a $216,000 decrease in depreciation expense.

FDIC expense decreased $340,000 to $1.2 million in 2012, mainly due to the full year impact of a new method of assessing premiums to banks that was instituted mid way through 2011. FDIC expense was $1.6 million in 2011, a decrease of $538,000 from 2010 caused by the new method of assessing premiums to banks that was instituted mid way through the year. FDIC expense was $2.1 million in 2010.

Amortization of intangibles was $483,000 in 2012, compared with $698,000 in 2011, a reduction of $216,000. Amortization expense in 2010 was $796,000. The year over year reduction in the costs are primarily due to the accelerated amortization method used to expense core deposit premiums from recent acquisitions and the completion of amortization on an prior acquisition.

Expenses for outside professional services in 2012 increased $85,000 compared with 2011 after increasing $58,000 from 2010. A substantial portion of the increase in 2011 was due to the reclassification of armored car expense which was previously done in-house.

Advertising and special promotion expense was $1.5 million, up $66,000, or 4.6%, in 2012 following a decrease in 2011 of $259,000. The changes in this expense category are somewhat affected by special promotion expense which is related to mortgage refinance volumes. This expense increased $89,000 during 2012 due to higher mortgage activity.

Other real estate expense and valuation write downs declined $1.5 million to $1.7 million in 2012 from $3.2 million in 2011 and $3.5 million in 2010.  The cost of carrying more properties for longer time frames and write downs due to decreasing property values caused the level of these expenses to be elevated in both 2011 and 2010. Within this category of expenses, valuation write downs were $1.1 million in 2012, $2.3 million in 2011, and $2.3 million in 2010.

Other non-interest expense increased to $10.7 million from $8.9 million in 2011 and was $9.0 million in 2010. Affecting the costs on this line in 2012 were one time nonrecurring expenses of $754,000 related to branch closings and $170,000 related to the auction and repurchase of preferred shares. We also recorded a $750,000 reserve for losses associated with mortgage put backs from loans we have sold in the secondary market.

Federal Income Tax

In 2012 we had federal tax expense of $4.3 million on pre-tax earnings of $14.8 million, resulting in an effective tax rate of 29%. In 2011 we had federal tax expense of $1.8 million on pre-tax earnings of $7.5 million, resulting in an effective tax rate of 25% and in 2010 we had federal tax expense of $1.5 million on pre-tax earnings of $5.3 million, resulting in an effective tax rate of 29%. Included in the 2010 federal tax expense was $485,000 relating to a non-cash charge associated with deferred taxes on security losses realized in prior years that we do not expect to be able to claim. Excluding the deferred tax charge, the effective tax rate for 2010 would have been 19%.

Summary of Significant Costs Relating to Asset Quality, Deposit Insurance and Branch Closings

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

(In Thousands of Dollars)
	2012	2011	2010	2009	2008
Provision for loan losses	$7,690	$13,337	$13,344	$14,671	$8,256
Securities (gains)/losses	(48)	48	(7)	(1,321)	5,917
Loss/(gain) on sale of OREO properties	(484)	95	354	336	184
FDIC expense	1,220	1,560	2,098	2,430	562
Legal fees	745	814	822	734	412
Other real estate operating costs	528	894	1,206	1,116	613
Other real estate valuation write-downs	1,151	2,258	2,307	1,275	615
Branch closing expenses	754	0	0	0	0
Tax benefit on items listed at 34%	(3,929)	(6,462)	(6,842)	(6,542)	(5,630)
Total of items net of tax benefit	7,627	12,544	13,282	12,699	10,929
Deferred tax write off	0	0	484	659	0
Total	$7,627	$12,544	$13,766	$13,358	$10,929

FINANCIAL CONDITION

Total assets at December 31, 2012 were $1.499 billion, compared with December 31, 2011 total assets of $1.485 billion, an increase of $14 million, or 0.9%. A general lack of loan demand by qualified borrowers has resulted in an overall shrinking loan portfolio, while increases in core deposits have provided an opportunity to run off higher cost wholesale funds. Total portfolio loans decreased 2.0% at December 31, 2012 compared with the balance at the previous year end. Commercial loans decreased $8 million, or 5.2%, while commercial real estate loans decreased $10 million, or 2.1%. First lien residential mortgage loans increased $3 million, or 1.5%, while junior lien residential mortgage loans were $8 million lower at December 31, 2012, decreasing 12.4%, from the previous year end. Consumer loans grew by $3 million or 5.1% during the year. Mortgages serviced for others were $2.3 million, or 0.43% higher.

(In Thousands of Dollars)
	2012	2011	Change	% Change
Commercial and industrial	$150,208	$158,493	$(8,285)	(5.2)%
Commercial real estate	472,618	482,720	(10,102)	(2.1)%
First lien residential real estate	214,379	211,119	3,260	1.5%
Junior lien residential real estate	58,748	67,053	(8,305)	(12.4)%
Consumer	67,809	64,524	3,285	5.1%
Total	$963,762	$983,909	$(19,847)	(2.0)%

Mortgages serviced for others	$608,234	$605,913	$2,321	0. 4%

Total securities available for sale increased $11 million, or 3.4%. The increase was mainly due to investment of our excess available funds at better rates than is available in shorter term assets. Securities available for sale were 24% of total assets at year end 2012, compared with 23% at the end of 2011. As loan demand picks up in the future, it is expected that the securities portfolio will decline providing the funding for that growth.

Premises and equipment decreased $731,000 after recognized depreciation of $1.9 million. Investment of $1.2 million in new ATMs, software, equipment and facility updates made up the remainder of the change.

Total deposits increased at the end of 2012 to $1.241 billion, an increase of 1.7%, compared to $1.221 billion at year end 2011. Non-interest bearing demand deposit balances increased from the end of 2011, by $36 million to $251 million at year end 2012, an increase of 16.8%. Interest bearing demand deposits grew by $8 million, or 2.2%, and savings account balances increased $24 million, or 9.8%.

At the end of 2012, we had $18 million of wholesale CDs on the balance sheet, the same level as the end of 2011. Wholesale CDs, which contain both brokered CDs and internet CDs, typically carry a higher interest rate than locally generated CDs of similar duration but are available in large dollar pools which results in lower operational cost than smaller dollar local deposits. Large dollar CDs which are generated internally and placed in our CDARS program to provide FDIC insurance for our customers are included in the wholesale CD total, but typically carry lower rates than other wholesale CDs. At the end of 2012 and 2011, all $18 million of wholesale CDs were part of our CDARS program. Including wholesale CDs, total time deposits decreased $47 million, or 11.0% compared with the end of 2011. Excluding the wholesale CDs, time deposits would have decreased from $405 million in 2011 to $358 million in 2012, a decrease of 11.6%. Time deposits were allowed to run off as we re-priced higher rate CD’s to the current low rate market because of reduced funding needs in the loan portfolio. Much of the declining balances in CDs moved to other deposit categories during the year as customers preferred the liquidity of these products over the marginal increase in rate that could be achieved from locking in their money for a longer term.

Securities sold under agreements to repurchase and federal funds purchased decreased by $4 million due to normal balance fluctuations of our customers. Over the past three to four years, management has focused its branch network on increasing core deposit growth. As a result of the growth in these core deposits and a reduction in the size of our loan portfolio, we have been able to reduce our reliance on Federal Home Loan Bank advance funding to support the loan portfolio. Federal Home Loan Bank advances were just $22 million at year end 2012, an increase of $3 million from December 31, 2011.

Asset Quality

The Michigan economy continued to progress during 2012 resulting in a lower unemployment rate and stronger business climate for our customers. Many banks in our state have shown significant losses associated with bad loans and we were not immune from the impact that the economy had on businesses and consumers, however the improving economy has resulted in improvement in these metrics. After increasing for three years, our net charged off loans declined in 2012, as fewer customers succumbed to the economic problems. Within the last year, the value of development projects and residential properties showed some improvement resulting in fewer charged off loans and nonaccrual loan balances. Our nonaccrual loan balances remained somewhat elevated at year end, but were down 32% from year end 2011. Total of nonaccrual, restructured, and 90 day past due loans decreased 14% from year end 2011 as nonaccrual loans were down $7 million, 90 day past due loans were down $0.4 million and restructured loans increased by $1.8 million. The increase in restructured loans is due to our willingness to work with our customers who are experiencing financial difficulty to manage through the current downturn. While the restructured loan balance often is included in a nonperforming loans total, these loans might be better characterized as underperforming. All loans reported as restructured are in compliance with the renegotiated terms of the loan. Renegotiated terms on a loan may include such things as a reduced interest rate, extending the amortization period for the loan, or in some cases a partial forgiveness of the balance due on the loan. We continue to be vigilant at monitoring these loan relationships and working through these issues with our customers.

Loans are carried at an amount which management believes will be collected. A balance considered not collectible is charged against (reduction of) the allowance for loan losses. In 2012, net charged off loans were $7.4 million, compared with $13.7 million in 2011 and $11.0 million in 2010. Net charged off loans as a percentage of average loans were 0.75% in 2012 compared with 1.37% in 2011 and 1.05% in 2010.

The total of nonaccrual loans, loans 90 days past due and any troubled loans where borrowers are under financial stress and the terms have been renegotiated to below normal market terms was $36.4 million and $42.3 million at December 31, 2012 and 2011, respectively. Total nonaccrual loans were $15.7 million at December 31, 2012, compared to $23.0 million at the end of 2011. The elevated level in nonaccrual loans for both years was largely due to economic stresses being felt in Michigan. Borrowers which had previously been able to meet their loan obligations during better times have become unable to do so in the current environment. Loans past due 90 days or more decreased to $37,000 at year end 2012 compared with $419,000 at the end of 2011, in part because of loans moving to nonaccrual status during the year. Impaired loans are commercial loans for which we believe it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The average investment in impaired loans was $35.5 million during 2012 compared to $34.1 million during 2011. At year end, impaired loans were $32.9 million compared with $38.0 million at December 31, 2011. In the current environment, we have deemed it necessary to work with some customers to restructure loans to reduce the probability of loss to the bank. At the end of the year, we had $20.7 million of restructured loans compared with $18.9 million at year end 2011.

The allowance for loan losses was $0.3 million, or 2%, higher at year end 2012 compared with 2011. This increase was a result of provision expense of $7.7 million versus charged off loans of $8.4 million during the year, and recoveries of prior charged off loans of $1.1 million. Through our analysis process, we determined that it was necessary to provide slightly more for future probable losses than we realized in net charge offs this year due to several factors. We record provision for loan loss expense when loans for which losses are likely, are identified. For loans which carry an allocated allowance, no expense is recognized at the time of charge off to the extent that allowance has been previously provided. See the discussion of loan loss provision expense previously presented for additional information. The allowance for loan losses represents 2.21% of outstanding loans at the end of 2012, compared with 2.14% at December 31, 2011.

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

Cash provided from operations during the year was $23.2 million while investing activities was $0.4 million in cash. Financing activities provided an additional $0.2 million in cash resulting in a total increase in our cash position of $23.8 million. For additional details on these activities see the Consolidated Statement of Cashflows on page 27 of this report.

Liquidity management involves the ability to meet the cash flow requirements of our customers. These customers may be either borrowers needing to meet their credit requirements or depositors wanting to withdraw funds. Management of interest rate sensitivity attempts to manage the level of varying net interest margins and to achieve consistent net interest income through periods of changing interest rates. The net interest margin was 3.99% in 2012 compared to 4.06% in 2011. The yield on the securities portfolio fell 34 basis points, from 2.14% in 2011 to 1.80% in 2012. Loan yields decreased 34 basis points, to 5.94% in 2012, from 6.26% in 2011. Deposit costs decreased 40 basis points from 1.06% in 2011 to 0.66% in 2012. Loan demand was muted through the year as customers were cautious about the economy, resulting in a decrease of $22 million in average loan balances. Average total earning assets increased $18 million as average securities investment increased $43 million and average interest bearing deposits with banks decreased $6 million. The interest bearing deposit balances at banks is primarily due to excess balances held at the Federal Reserve.

Full year average balances in time deposits decreased $70 million compared with the prior year, while average demand and savings balances increased $50 million. The use of Federal Home Loan Bank advances continued to become a less significant source of longer term funding, with average advances decreasing from the prior year by $1.2 million as we utilized increased core deposits to reduce these borrowings.

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

The prime rate, was held constant at 3.25% throughout all of 2011 and 2012 as the Federal Reserve maintained its target fed funds rate at a range of 0 to 0.25% for both years in an effort to get the economy growing again. Prime rate began 2008 at 7.25%, was reduced seven times during the year, and once more in January of 2009 for a cumulative reduction of 4.00%. With the prime rate currently at 3.25%, the Federal Reserve has made no changes to the prime rate through the end of 2012 and has indicated that rates will likely remain at these levels through sometime in 2015.

The principal sources of liquidity for us are maturing securities, federal funds purchased or sold, loan payments by borrowers, investment securities, loans held for sale, deposit or deposit equivalent growth and Federal Home Loan Bank advances. Securities maturing or re-pricing within one year at December 31, 2012 were $103 million, compared to $151 million at December 31, 2011. Total investments available for sale were $354 million at year end 2012, an increase of $11 million from the prior year end.

The table below shows the interest sensitivity gaps for five different intervals as of December 31, 2012. Deposits that do not have a fixed maturity date are shown as immediately re-pricing according to reporting conventions.

	Maturity or Re-Pricing Frequency
		(In Millions of Dollars)
	1 Day	2 Days through 3 Months	4 Months through 12 Months	13 Months through 5 Years	More than 5 Years

Interest Earning Assets:
Loans	$220.3	$64.9	$165.6	$472.1	$43.8
Securities	9.3	24.3	69.6	183.1	67.4
Other earning assets	61.0	0	2.0	1.0	7.3
Total	290.6	89.2	237.2	656.2	118.5

Interest Bearing Liabilities:
Deposits	613.9	86.0	154.6	135.8	0
Other interest bearing liabilities	42.8	40.6	0.1	15.8	2.1
Total	656.7	126.6	154.7	151.6	2.1

Interest Sensitivity Gap	$(366.1)	$(37.4)	$82.5	$504.6	$116.4

Cumulative Gap	$(366.1)	$(403.5)	$(321.0)	$183.6	$300.0

For the one day interval, maturities of interest bearing liabilities exceed those of interest earning assets by $366 million. Included in the one day maturity classification are $614 million in savings and checking accounts which are contractually available to our customers immediately, but in practice, function as core deposits with considerably longer maturities. In the two day through the five year time frame, interest sensitive assets exceed interest sensitive liabilities by $550 million, resulting in a cumulative position of interest sensitive assets exceeding interest sensitive liabilities by $184 million through five years. For the time period greater than five years, the analysis shows an asset sensitive position, such that cumulatively, interest sensitive assets exceed interest sensitive liabilities by $300 million.

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

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABLILITES, AND OFF-BALANCE SHEET ARRANGEMENTS

We have various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table presents, as of December 31, 2012, significant fixed and determinable contractual obligations to third parties by payment date.

(In Thousands of Dollars)
Contractual Obligation	One Year or Less	1 – 3 Years	3 - 5 Years	More than 5 Years	Total

Time Deposits	$239,810	$100,901	$35,655	$5	$376,371
Federal Funds Borrowed and Repurchase Agreements	42,785				42,785
Long Term Debt	2,500	10,777	6,181	3,035	22,493
Subordinated Debt				36,084	36,084
Operating Leases	332	217	201	0	750

Further discussion of the nature of each obligation is included in Notes 7, 10, 11, 12, and 13 to the consolidated financial statements.

Our operating lease obligations represent short and long-term lease and rental payments, primarily for facilities, and to a lesser degree for certain software and data processing equipment.

The following table details the amounts and expected maturities of significant commitments as of December 31, 2012.

(In Thousands of Dollars)
	One Year or Less	1 - 3 Years	3 - 5 Years	More than 5 Years	Total
Credit:
Commercial real estate	$85,440	$19,741	$10,705	$4,801	$120,687
Residential real estate	989	511	0	50,141	51,641
Construction loans	3,788	416	626	255	5,085
Revolving home equity and credit card lines	7,506	15,671	13,042	10,442	46,661
Other	1,463	14,426	3,817	1,165	20,871
Commercial standby letters of credit	16,927	2	417	3,080	20,426
Total Commitments	$116,113	$50,767	$28,607	$69,884	$265,371

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

Allowance for Loan Losses The allowance for loan losses is a valuation allowance for probable incurred credit losses. We use a quantitative and qualitative methodology for analyzing factors which impact the allowance for loan losses consistently across our five banking subsidiaries. The process applies risk factors for historical charge-offs and delinquency experience, portfolio segment weightings and industry and regional factors and trends as they affect the banks’ portfolios. The consideration of exposures to industries potentially most affected by current risks in the economic and political environment, and the review of potential risks in certain credits that either are, or are not, considered part of the non-performing loan category contributed to the establishment of the allowance levels at each bank. Loan losses are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed.

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

Other Real Estate Owned  is carried at its fair value. Fair value is determined through the use of appraisals and/or broker price opinions, discounted for the expected costs to maintain and sell of the property.

Uncertain Tax Liabilities Uncertain tax liabilities are estimated based on our exposures to interpretation of the applicable tax codes. We estimate our contingent tax liabilities by determining the amount of income that may be at risk of an adverse interpretation by taxing authorities on specific issues, multiplied by our effective tax rate, to determine our gross exposure. Once this exposure is determined, an estimate of the probability of an adverse adjustment being required is determined and applied to the gross liability to determine the contingent tax reserve. While changes to Michigan business taxes are likely, they are not expected to affect tax liabilities relating to prior periods.

Recent Accounting Pronouncements
During 2012, the Company adopted new guidance related to the presentation of comprehensive income in the financial statements. Among other changes, the new guidance eliminated the option to only present comprehensive income in the statement of equity. We have elected to report comprehensive income in a separate statement of comprehensive income that begins with net income. The change in presentation has been applied retrospectively and the 2011 financial statements have been restated to conform to the new presentation method. Other than the change in presentation of comprehensive income and related disclosures, the new guidance did not have a material effect on the financial statements.

In 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-02, A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. This update applies to all creditors, both public and non-public, and was introduced to provide clarification surrounding troubled debt restructurings (“TDR”). The primary characteristics that previously caused a restructuring to qualify as a TDR still exist: (1) the restructuring constitutes a concession to the borrower and (2) the borrower is experiencing financial difficulties. The update provides additional details and examples to provide clarity surrounding these items. The update also prohibits the use of the effective interest rate test when determining whether the restructuring constitutes a concession. The update is effective for annual reporting periods ending on or after December 15, 2012 (therefore, December 31, 2012, for the Company). Lastly, the disclosure requirements set forth by ASU 2010-20 regarding troubled debt restructurings, and later deferred by ASU 2011-01 until December 31, 2012 for the Company, are included in Note 7. Other than the additional disclosures, these updates did not have a significant impact on the financial statements.

In 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This update to Fair Value Measurement (Topic 820) results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments in this update explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. However, this update does require expanded disclosure related to the nature and significance of inputs that are used in estimating and measuring the fair value of financial instruments. The amendments in this update are to be applied prospectively and are effective for annual reporting periods beginning after December 15, 2011 (therefore, December 31, 2012, for the Company). This update did not have a significant impact on the financial statements.

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

The following tables provide information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2012 and 2011. They show expected maturity date values for loans and securities which were calculated without adjusting the instruments’ contractual maturity dates for expected prepayments. Maturity date values for interest bearing core deposits were not based on estimates of the period over which the deposits would be outstanding, but rather, the opportunity for re-pricing. We believe that re-pricing dates, as opposed to expected maturity dates, may be more relevant in analyzing the value of such instruments and are reported as such in the following tables. Fair value is computed as the present value of expected cash flows at rates in effect at the date indicated.

Principal/Notional Amounts Maturing or Re-pricing in:			(In Thousands of Dollars)
As of December 31, 2012	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value 12/31/12
Rate Sensitive Assets:
Fixed interest rate loans	$118,044	$86,252	$76,460	$92,776	$135,106	$228,901	$737,539	$735,315
Average interest rate	6.21%	6.46%	6.18%	5.62%	5.16%	5.63%
Variable interest rate loans	111,074	23,696	12,407	22,503	29,762	29,702	229,144	216,217
Average interest rate	4.22%	4.75%	4.81%	4.15%	4.26%	4.43%
Fixed interest rate securities	43,536	49,742	27,445	43,143	24,780	154,249	342,895	342,895
Average interest rate	1.30%	1.50%	1.82%	0.96%	1.64%	2.33%
Variable interest rate Securities						10,783	10,783	10,783
Average interest rate						2.51%
Other interest bearing assets	63,040	447	497			7,266	71,250	71,250
Average interest rate	0.28%	1.29%	1.30%
Rate Sensitive Liabilities:
Savings and interest bearing checking	613,921						613,921	613,847
Average interest rate	0.20%
Time deposits	239,810	69,766	31,135	22,614	13,041	5	376,371	378,756
Average interest rate	0.85%	1.24%	2.27%	1.83%	1.01%	1.49%
Fixed interest rate borrowings	2,500	4,000	6,777	3,094	3,087	3,035	22,493	24,122
Average interest rate	1.81%	0.47%	1.13%	1.42%	5.44%	6.09%
Variable interest rate borrowings						36,084	36,084	36,093
Average interest rate						1.83%
Repurchase agreements	42,785						42,785	42,785
Average interest rate	0.18%

As of December 31, 2011	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value 12/31/11
Rate Sensitive Assets:
Fixed interest rate loans	$101,743	$129,355	$111,042	$96,217	$110,175	$207,830	$756,362	$748,060
Average interest rate	6.77%	6.48%	6.58%	6.45%	5.78%	6.15%
Variable interest rate loans	114,846	26,292	24,878	13,914	21,926	26,040	227,896	217,864
Average interest rate	4.62%	4.29%	4.95%	5.05%	4.42%	4.53%
Fixed interest rate securities	26,343	36,086	58,787	60,012	13,492	133,909	328,629	328,629
Average interest rate	1.32%	1.51%	1.54%	1.59%	1.72%	2.87%
Variable interest rate Securities						13,555	13,555	13,555
Average interest rate						2.73%
Other interest bearing assets	37,154	1,997	450	496		7,266	47,363	47,363
Average interest rate	0.28%	1.29%	1.30%	1.30%
Rate Sensitive Liabilities:
Savings and interest bearing checking	582,545						582,545	582,449
Average interest rate	0.27%
Time deposits	261,196	91,785	25,188	25,363	19,512	49	423,093	426,509
Average interest rate	1.43%	1.64%	2.47%	2.82%	2.25%	2.51%
Fixed interest rate borrowings	7,776	1,500		849	3,113	13,951	27,189	29,450
Average interest rate	2.28%	2.74%		4.79%	1.45%	6.21%
Variable interest rate borrowings						28,352	28,352	28,397
Average interest rate						1.96%
Repurchase agreements	46,784						46,784	46,784
Average interest rate	0.19%

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

As of December 31, 2012, our total capital to risk weighted assets exceeded the minimum requirement for capital adequacy purposes of 8% by $78 million. Tier 1 capital to risk weighted assets exceeded the minimum of 4% by $104 million, and Tier 1 capital to average assets exceeded the minimum of 4% by $84 million. In the current economic environment, regulatory agencies are encouraging banks to maintain capital well above this minimum requirement. At year end 2012, our total capital to risk weighted assets exceeded the well capitalized minimum requirement for capital adequacy purposes of 10% by $58 million. Tier 1 capital to risk weighted assets exceeded the well capitalized minimum of 6% by $85 million, and Tier 1 capital to average assets exceeded the well capitalized minimum of 5% by $69 million.

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

A certain level of capital growth is desirable to maintain an appropriate ratio of equity to total assets. The compound annual growth rate for total average assets for the past five years was 4.2%. The compound annual growth rate for average equity over the same period was 6.5%.

We have established an internal goal of maintaining our dividend payout ratio within a range that will create capital growth to support asset growth in the balance sheet. In 2008 we maintained our dividend payment rate at higher levels and distributed more capital to our shareholders than was generated, resulting in a negative earnings retention percentage. As a result of our earnings in 2008 and the need to preserve capital, the Board of Directors’ reduced the dividend in 2009 to better align with these objectives. Earnings continued under pressure in 2009 and dividends again exceeded earnings, causing a negative retention rate, and resulting in the Board of Directors’ decision to further reduce the dividend in the first quarter and further yet in the second quarter of 2010. In the first quarter of 2012, the Board of Directors determined to pay an additional $0.05 per share cash dividend on common stock in addition to the regular quarterly amount of $0.01 per share, for a total of $0.06 per share, based on the results of earnings for the full year of 2011. As 2012 concluded, the Board of Directors determined to pay an additional $0.20 per share in addition to the regular quarterly amount of $0.01 per share, based on projected 2012 earnings, resulting in a total payout of $0.24 per share relating to 2012. To achieve the goal of acceptable internal capital growth, we intend to continue our efforts to return to higher earnings levels, and will adjust our dividend payout rate as appropriate.

As an additional enhancement to capital growth we offer a dividend reinvestment program. The Firstbank Corporation Dividend Reinvestment Plan was first offered in 1988. At December 31, 1988, 123 owners holding 209,856 shares participated in the Plan. At the end of 2012, 1,226 owners held over 1.3 million shares in the Plan.

To further strengthen our capital position, we elected to participate in the United States Treasury’s Capital Purchase Plan (CPP), whereby we issued $33 million of preferred stock and warrants to purchase up to 578,947 shares of our common stock at a price of $8.55, to the United States Treasury on January 30, 2009. The preferred stock issued in this transaction requires a 5% dividend for five years and then converts to a 9% dividend rate. As our capital position has improved, we exited the CPP and repurchased $16 million of the preferred stock and our outstanding common stock warrants during 2012. The remaining $17 million of the preferred stock was purchased from the Treasury by private investors.

We are not aware of any recommendations by regulatory authorities at December 31, 2012, which are likely to have a material effect on our liquidity, capital resources or operations.

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

COMMON STOCK DATA

Firstbank Corporation Common Stock was held by 1,783 shareholders of record as of December 31, 2012. Total shareholders number approximately 2,800, including those whose shares are held in nominee name through brokerage firms. Our shares are listed on the NASDAQ Global Select Market under the symbol FBMI and are traded by several brokers. The range of high and low sales prices for shares of common stock for each quarterly period during the past two years is as follows:

Quarter	High	Low
4th 2012	$11.45	$10.00
3rd 2012	$11.49	$9.19
2nd 2012	$10.42	$8.32
1st 2012	$8.68	$4.97
4th 2011	$5.36	$4.59
3rd 2011	$6.03	$4.78
2nd 2011	$6.27	$5.58
1st 2011	$7.15	$6.14

The prices quoted above were obtained from www.NASDAQ.com. Prices have been adjusted to reflect stock dividends.

The following table summarizes cash dividends paid per share of common stock during 2012 and 2011.

	2012	2011
First Quarter	$0.06	$0.01
Second Quarter	0.01	0.01
Third Quarter	0.01	0.01
Fourth Quarter	0.21	0.01
Total	$0.29	$0.04

Our principal sources of funds to pay cash dividends are the earnings of, and dividends paid by, our subsidiary banks. Under current regulations the subsidiary banks are restricted in their ability to transfer funds in the form of cash dividends, loans, and advances to the holding company (See Note 20 of the Notes to Consolidated Financial Statements). As of January 1, 2013, approximately $23.1 million of the subsidiaries’ retained earnings were available for transfer in the form of dividends to the holding company without prior regulatory approval. In addition, the subsidiaries’ 2013 earnings are expected to be available for distributions as dividends to the holding company.

STOCK PERFORMANCE

The following graph compares the cumulative total shareholder return on the common stock of the Corporation to the Standard & Poor’s 500 Stock Index and the NASDAQ Bank Index, assuming a $100 investment at the end of 2007. The Standard & Poor’s 500 Stock Index is a broad equity market index. The NASDAQ Bank Index is composed of banks and savings institutions as well as companies performing functions closely related to banking, such as check cashing agencies, currency exchanges, safe deposit companies and corporations for banking abroad. Cumulative total return is measured by dividing (1) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the share price at the end and the beginning of the measurement period; by (2) the share price at the beginning of the measurement period.

The table below shows dollar values for cumulative total shareholder return plotted in the graph above.

	2007	2008	2009	2010	2011	2012
Firstbank Corporation	$100.00	$63.31	$70.35	$49.63	$43.76	$93.97
S & P 500	$100.00	$63.00	$79.68	$91.68	$93.61	$108.59
NASDAQ Bank	$100.00	$78.46	$65.67	$74.97	$67.10	$79.64

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

The Company's 2012 consolidated financial statements have been audited by Plante & Moran, PLLC independent registered public accounting firm. Management has made available to Plante & Moran, PLLC all financial records and related data, as well as the minutes of Boards of Directors' meetings. Management believes that all representations made to Plante & Moran, PLLC during the audit were valid and appropriate.

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

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework". Based on our assessment management concludes that, as of December 31, 2012, the Company's internal control over financial reporting is effective based on those criteria.

FIRSTBANK CORPORATION

\s\ Thomas R. Sullivan
Thomas R. Sullivan
President & Chief Executive Officer
(Principal Executive Officer)

\s\ Samuel G. Stone
Samuel G. Stone
Executive Vice President & Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 11, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Firstbank Corporation

We have audited the accompanying consolidated balance sheet of Firstbank Corporation as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years ended December 31, 2012. Our responsibility is to express an opinion on these financial statements.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firstbank Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

\s\ Plante & Moran, PLLC
Grand Rapids, Michigan	Plante & Moran, PLLC
March 11, 2013

FIRSTBANK CORPORATION
CONSOLIDATED BALANCE SHEETS
(In Thousands of Dollars, Except for Share Data)

	December 31,
ASSETS	2012	2011

Cash and due from banks	$38,544	$40,151
Short term investments	61,057	35,665
Total cash and cash equivalents	99,601	75,816
FDIC insured bank time certificates of deposit	2,927	4,432
Trading Account Securities	6	2
Securities available for sale	353,678	342,184
Federal Home Loan Bank stock	7,266	7,266
Loans held for sale	2,921	349
Loans	963,762	983,909
Allowance for loan losses	(21,340)	(21,019)
Premises and equipment, net	24,356	25,087
Goodwill	35,513	35,513
Core deposits and other intangibles	965	1,448
Other real estate owned	2,925	5,251
Accrued interest receivable and other assets	26,182	25,061

TOTAL ASSETS	$1,498,762	$1,485,299

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Deposits:
Non-interest bearing demand accounts	$251,109	$214,904
Interest bearing accounts:
Demand	348,598	340,942
Savings	265,323	241,603
Time	376,371	423,093
Total Deposits	1,241,401	1,220,542

Securities sold under agreements to repurchase and overnight borrowings	42,785	46,784
Federal Home Loan Bank advances	22,493	19,457
Subordinated debentures	36,084	36,084
Accrued interest payable and other liabilities	8,941	7,055
Total Liabilities	1,351,704	1,329,922

SHAREHOLDERS’ EQUITY
Preferred stock; no par value, 300,000 shares authorized; 17,000 and 33,000 shares issued and outstanding in 2012 and 2011	16,908	32,792
Common stock; no par value, 20,000,000 shares authorized; 8,001,903 and 7,892,486 shares issued and outstanding in 2012 and 2011	115,621	115,734
Retained earnings	10,921	3,955
Accumulated other comprehensive income	3,608	2,896
Total Shareholders’ Equity	147,058	155,377

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,498,762	$1,485,299

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In Thousands of Dollars, Except for Per Share Data)

	Year Ended December 31,
	2012	2011	2010
Interest Income:
Loans, including fees	$56,975	$61,465	$67,390
Securities:
Taxable	4,557	4,888	3,649
Exempt from federal income tax	1,169	1,118	1,138
Short term investments	165	173	205
Total Interest Income	62,866	67,644	72,382

Interest Expense:
Deposits	6,626	10,891	15,733
FHLB advances and notes payable	625	801	3,564
Subordinated debentures	1,036	1,197	1,497
Other	87	83	96
Total Interest Expense	8,374	12,972	20,890
Net Interest Income	54,492	54,672	51,492

Provision for loan losses	7,690	13,337	13,344
Net Interest Income after Provision for Loan Losses	46,802	41,335	38,148

Non-Interest Income:
Service charges on deposit accounts	4,219	4,492	4,576
Gain on sale of mortgage loans	6,523	3,683	5,907
Mortgage servicing, net of amortization	(231)	89	(96)
Gain/(loss) on trading account securities	4	(11)	3
Gain/(loss) on securities transactions	44	(37)	4
Courier and cash delivery services	0	0	174
Other	2,111	1,459	1,261
Total Non-Interest Income	12,670	9,675	11,829

Non-Interest Expense:
Salaries and employee benefits	22,680	21,263	20,889
Occupancy and equipment	5,152	5,311	5,555
FDIC insurance premium	1,220	1,560	2,098
Amortization of intangibles	483	698	796
Outside professional services	1,287	1,202	1,144
Advertising and promotions	1,491	1,425	1,684
OREO expense and valuation write downs	1,679	3,153	3,513
Other	10,690	8,941	9,023
Total Non-Interest Expense	44,682	43,553	44,702
Income before federal income taxes	14,790	7,457	5,275
Federal income taxes	4,256	1,834	1,512
NET INCOME	$10,534	$5,623	$3,763

Preferred stock dividends and accretion of discount on preferred stock	$1,275	$1,679	$1,679
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$9,259	$3,944	$2,084

Basic earnings per common share	$1.17	$0.50	$0.27

Diluted earnings per common share	$1.16	$0.50	$0.27

COMPREHENSIVE INCOME
Net income	$10,534	$5,623	$3,763
Change in unrealized gain on securities, net of tax and reclassification effects	712	2,750	(452)
TOTAL COMPREHENSIVE INCOME	$11,246	$8,373	$3,311

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(In Thousands of Dollars, Except for Share and per Share Data)

	Common Stock	Preferred Stock	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balances at January 1, 2010	$114,746	$32,734	$(1,198)	$598	$146,880
Net income for 2010			3,763		3,763
Cash dividends on common stock - $0.08 per share			(620)		(620)
Accrued dividends on preferred stock and accretion of discount on preferred stock		29	(1,679)		(1,650)
Amortization of stock warrants	(29)		29		0
Issuance of 21,933 shares of common stock through the dividend reinvestment plan	121				121
Issuance of 6,555 shares of common stock from supplemental shareholder investments	34				34
Issuance of 44,587 shares of common stock	237				237
Stock option and restricted stock expense	115				115
Net change in unrealized gain/(loss) on securities available for sale, net of tax of $(233)				(452)	(452)
BALANCES AT DECEMBER 31, 2010	115,224	32,763	295	146	148,428

Net income for 2011			5,623		5,623
Cash dividends on common stock - $0.04 per share			(313)		(313)
Accrued dividends on preferred stock and accretion of discount on preferred stock		29	(1,679)		(1,650)
Amortization of stock warrants	(29)		29		0
Issuance of 11,610 shares of common stock through the dividend reinvestment plan	62				62
Issuance of 34,803 shares of common stock from supplemental shareholder investments	197				197
Issuance of 42,379 shares of common stock	162				162
Stock option and restricted stock expense	118				118
Net change in unrealized gain/(loss) on securities available for sale, net of tax of $1,417				2,750	2,750
BALANCES AT DECEMBER 31, 2011	115,734	32,792	3,955	2,896	155,377

Net income for 2012			10,534		10,534
Cash dividends on common stock - $0.29 per share			(2,314)		(2,314)
Accrued dividends on preferred stock and accretion of discount on preferred stock		22	(1,269)		(1,247)
Redemption of 16,000 shares of preferred stock	850	(15,906)			(15,056)
Amortization of stock warrants	(15)		15		0
Repurchase of stock warrants	(1,947)				(1,947)
Issuance of 46,512 shares of common stock through the dividend reinvestment plan	440				440
Issuance of 21,925 shares of common stock from supplemental shareholder investments	201				201
Issuance of 40,980 shares of common stock	262				262
Stock option and restricted stock expense	96				96
Net change in unrealized gain/(loss) on securities available for sale, net of tax of $366				712	712
BALANCES AT DECEMBER 31, 2012	$115,621	$16,908	$10,921	$3,608	$147,058

See notes to consolidated financial statements.

FIRSTBANK CORPORATION
CONSOLIDATED STATEMENTS OF CASHFLOWS
(In Thousands of Dollars)

	Year Ended December 31,
	2012	2011	2010

OPERATING ACTIVITIES
Net income	$10,534	$5,623	$3,763
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	7,690	13,337	13,344
Depreciation of premises and equipment	1,915	2,062	2,278
Net amortization and accretion of security premiums/discounts	4,096	3,783	2,161
(Gain)/Loss on trading account securities	(4)	11	(3)
(Gain)/Loss on securities transactions	(44)	37	(4)
Amortization of intangibles	483	698	796
Stock option and restricted stock grant compensation expense	96	118	115
Gain on sale of mortgage loans	(6,523)	(3,683)	(5,907)
Proceeds from sales of mortgage loans	200,957	115,100	186,040
Loans originated for sale	(197,006)	(110,411)	(180,910)
Deferred federal income tax expense/(benefit)	(27)	(1,299)	499
Decrease in accrued interest receivable and other assets	(860)	4,513	6,042
Increase/(decrease) in accrued interest payable and other liabilities	1,886	(1,007)	(2,595)
NET CASH FROM OPERATING ACTIVITIES	23,193	28,882	25,619

INVESTING ACTIVITIES
Proceeds from sales of securities available for sale	2,780	2,190	7,420
Proceeds from maturities of CDs	1,505	0	0
Proceeds from maturities and calls of securities available for sale	136,526	128,048	112,836
Purchase of securities available for sale	(153,775)	(210,398)	(229,458)
Redemption of Federal Home Loan Bank stock	0	937	881
Net decrease in portfolio loans	8,632	28,015	69,346
Proceeds from sale of other real estate owned	5,873	6,850	6,645
Net purchases of premises and equipment	(1,184)	(1,718)	(2,272)
NET CASH FROM/(USED IN) INVESTING ACTIVITIES	357	(46,076)	(34,602)

FINANCING ACTIVITIES
Net increase in deposits	20,859	36,759	34,720
Net increase/(decrease) in securities sold under agreements to repurchase and overnight borrowings	(3,999)	5,456	1,919
Repayment of Federal Home Loan Bank borrowings	(7,964)	(24,201)	(68,605)
Proceeds from Federal Home Loan Bank borrowings	11,000	3,000	9,000
Repurchase of preferred stock	(15,056)	0	0
Repurchase of stock warrants	(1,947)	0	0
Cash proceeds from issuance of common stock	903	421	392
Cash dividends on preferred stock	(1,247)	(1,650)	(1,650)
Cash dividends on common stock	(2,314)	(313)	(620)
NET CASH FROM/(USED IN) FINANCING ACTIVITIES	235	19,472	(24,844)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	23,785	2,278	(33,827)
Cash and cash equivalents at beginning of year	75,816	73,538	107,365

CASH AND CASH EQUIVALENTS AT END OF YEAR	$99,601	$75,816	$73,538

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$8,677	$13,539	$21,597
Income taxes	$4,800	$1,975	$855

Non cash transfer of loans to other real estate owned	$4,214	$5,948	$10,167

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:  Firstbank Corporation (the “Company”) is a bank holding company. Each of our subsidiary banks is a full service community bank. The subsidiary banks offer all customary banking services, including the acceptance of checking, savings and time deposits, and the making of commercial, agricultural, real estate, personal, home improvement, automobile and other installment and consumer loans. Our consolidated assets were, $1.5 billion as of December 31, 2012, and primarily represent commercial and retail banking activity. Mortgage loans serviced for others of $608 million, as of December 31, 2012, are not included in the consolidated balance sheet.

Principles of Consolidation:  The consolidated financial statements include the accounts of the Company and its subsidiaries, Firstbank – Alma; Firstbank (Mt. Pleasant); Firstbank – West Branch; Keystone Community Bank and Firstbank – West Michigan (the “Banks”); 1st Armored, Incorporated (sold March 31, 2010); 1st Title, Incorporated; 1st Investors Title, LLC; Austin Mortgage Company; and FBMI Risk Management Services, Inc., after elimination of inter-company accounts and transactions. These subsidiaries are wholly owned, except 1st Investors Title, LLC, which we held a 46% share at December 31, 2012. We do not consolidate their results into the results of the Company. Firstbank – St Johns was merged into Firstbank - Alma in 2011. Each of our five banks operates its own Mortgage Company. The operating results of these companies are consolidated into each Bank’s financial statements. During 2004 we formed a special purpose trust, Firstbank Capital Trust I, in 2006 we formed Firstbank Capital Trust II, and in 2007 we formed Firstbank Capital Trust III and Firstbank Capital Trust IV, for the sole purpose of issuing trust preferred securities. These trusts are not consolidated into our financial statements.

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

Loans classified as troubled debt restructurings (TDR’s) are accounted for in generally the same manner as all other loans. Troubled debt restructuring of loans is undertaken to improve the likelihood that the loan will be repaid in full under the modified terms in accordance with a reasonable repayment schedule. All modified loans are evaluated to determine whether the loans should be reported as a TDR. A loan is a TDR when we, for economic or legal reasons related to the borrower’s financial difficulties, grant a concession to the borrower by modifying or renewing a loan that we would not otherwise consider. To make this determination, we must determine whether (1) the borrower is experiencing financial difficulties and (2) we have granted the borrower a concession. This determination requires consideration of all of the facts and circumstances surrounding the modification. An overall general decline in the economy or some deterioration in a borrower’s financial condition does not automatically mean the borrower is experiencing financial difficulties.

If the loan is in accrual status at the time of the restructuring, the borrower has the ability to make the payments under the restructured terms, and the restructuring does not forgive principal, the loan remains on an accrual basis under the new terms. If there is a forgiveness of debt or partial charge off, the loan will generally be placed on nonaccrual status with any accrued interest reversed against interest income. If a loan is in nonaccrual status at the time of a restructuring or subsequently becomes nonaccrual, it will remain in nonaccrual status until the borrower has demonstrated the ability to make the payments under the restructured terms by making a minimum of six monthly payments. If the borrower makes the six monthly payments without becoming past due 30 days or more, it may be returned to accrual status. The determination of the need for an allowance for loan loss adjustment is based on the sum of: (1) a factor relating to historical losses multiplied times the balance of the loan, and (2) a net present value adjustment relating to a change in interest rate, if applicable. The amount recorded in the allowance for loan losses for restructured loans during the years ended December 31, 2012 and 2011 was $2.3 million and $591,000, respectively. Restructured loans charged off were $1.7 million in 2012 and $2.4 million in 2011.

Allowance for Loan Losses:  The allowance for loan losses is a valuation allowance for probable incurred credit losses. Management uses a quantitative and qualitative methodology for analyzing factors which impact the allowance for loan losses consistently across its banking subsidiaries. The process applies risk factors for historical charge-offs and delinquency experience, portfolio segment weightings and industry and regional factors and trends as they affect the banks’ portfolios. Consideration of exposures to industries potentially most affected by risks in the current economic and political environment, and the review of potential risks in certain credits that are considered part of the non-performing loan category contributed to the establishment of the allowance levels at each bank. Loan losses are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed.

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

Other Real Estate Owned:  Other real estate owned includes properties acquired through either a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and is initially recorded at the fair value less estimated carrying and selling costs when acquired, establishing a new cost basis. These properties are evaluated periodically and, if fair value is deemed to have declined subsequent to foreclosure, a valuation allowance is recorded through noninterest expense. Costs incurred for the property after foreclosure are expensed as incurred. Other real estate owned totaled approximately $2.9 million and $5.3 million at December 31, 2012 and 2011. Gains and losses on the sale of other real estate owned are recorded on the income statement as other income.

The following table summarizes the activity associated with other real estate owned during the years ended December 31:

(In Thousands of Dollars)	2012	2011
Balance at beginning of year	$5,251	$8,316
Properties transferred into OREO	4,214	5,948
Valuation impairments recorded	(1,151)	(2,258)
Proceeds from sale of properties	(5,873)	(6,850)
Gain on sale of properties	484	95
Balance at end of year	$2,925	$5,251

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment is recognized in the period identified. A more frequent assessment is performed if conditions in the market place or changes in the company’s organizational structure occur. We use a discounted income approach and a market valuation model, which compares the inherent value of our company to valuations of recent transactions in the market place to determine if our goodwill has been impaired. See Note 8 for additional information.

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

Recent Accounting Pronouncements: During 2012, the Company adopted new guidance related to the presentation of comprehensive income in the financial statements. Among other changes, the new guidance eliminated the option to only present comprehensive income in the statement of equity. We have elected to report comprehensive income in a separate statement of comprehensive income that begins with net income. The change in presentation has been applied retrospectively and the 2011 financial statements have been restated to conform to the new presentation method. Other than the change in presentation of comprehensive income and related disclosures, the new guidance did not have a material effect on the financial statements.

In 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-02, A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. This update applies to all creditors, both public and non-public, and was introduced to provide clarification surrounding troubled debt restructurings (“TDR”). The primary characteristics that previously caused a restructuring to qualify as a TDR still exist: (1) the restructuring constitutes a concession to the borrower and (2) the borrower is experiencing financial difficulties. The update provides additional details and examples to provide clarity surrounding these items. The update also prohibits the use of the effective interest rate test when determining whether the restructuring constitutes a concession. The update is effective for annual reporting periods ending on or after December 15, 2012 (therefore, December 31, 2012, for the Corporation). Lastly, the disclosure requirements set forth by ASU 2010-20 regarding troubled debt restructurings, and later deferred by ASU 2011-01 until December 31, 2012 for the Company, are included in Note 6. Other than the additional disclosures, these updates did not have a significant impact on the financial statements.

In 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This update to Fair Value Measurement (Topic 820) results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments in this update explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. However, this update does require expanded disclosure related to the nature and significance of inputs that are used in estimating and measuring the fair value of financial instruments. The amendments in this update are to be applied prospectively and are effective for annual reporting periods beginning after December 15, 2011 (therefore, December 31, 2012, for the Corporation). This update did not have a significant impact on the financial statements.

Effect of Newly Issued Accounting Standards: There are no newly issued and not yet effective accounting standards at this time.

Loss Contingencies:  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements as of December 31, 2012.

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

Reclassification:  Certain 2010 and 2011 amounts may have been reclassified to conform to the 2012 presentation.

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

NOTE 3 – RESTRICTIONS ON CASH AND DUE FROM BANKS

Our subsidiary banks are required to maintain average reserve balances in the form of cash and non-interest bearing balances due from the Federal Reserve Bank. The average reserve balances required to be maintained during 2012 and 2011 were $17.8 million and $14.6 million, respectively. These balances earned interest at a rate of 0.25% during both 2012 and 2011.

NOTE 4 – SECURITIES

The fair value of securities available for sale was as follows:

(In Thousands of Dollars)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
Securities Available for Sale:
December 31, 2012:
U.S. governmental agency	$105,629	$1,271	$(15)	$106,885
States and political subdivisions	116,123	1,786	(95)	117,814
Mortgage Backed Securities	64,550	1,729	(2)	66,277
Collateralized Mortgage Obligations	60,278	810	(58)	61,030
Equity and other Securities	1,610	62	0	1,672
Total	$348,190	$5,658	$(170)	$353,678

December 31, 2011:
U.S. governmental agency	$132,534	$1,325	$(25)	$133,834
States and political subdivisions	76,574	1,238	(23)	77,789
Mortgage Backed Securities	70,059	1,080	(87)	71,052
Collateralized Mortgage Obligations	57,006	854	(15)	57,845
Equity and other Securities	1,606	58	0	1,664
Total	$337,779	$4,555	$(150)	$342,184

Securities with unrealized losses at year end 2012 and 2011 not recognized in income are as follows:

(In Thousands of Dollars)	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2012:
U.S. governmental agency	$10,135	$(15)	$0	$0	$10,135	$(15)
States and political subdivisions	17,141	(93)	582	(2)	17,723	(95)
Mortgage Backed Securities	0	0	513	(2)	513	(2)
Collateralized Mortgage Obligations	19,995	(55)	721	(3)	20,716	(58)
Total Temporarily Impaired	$47,271	$(163)	$1,816	$(7)	$49,087	$(170)

December 31, 2011:
U.S. governmental agency	$0	$0	$17,974	$(25)	$17,974	$(25)
States and political subdivisions	3,738	(2)	2,249	(21)	5,987	(23)
Mortgage Backed Securities	0	0	18,091	(87)	18,091	(87)
Collateralized Mortgage Obligations	0	0	6,590	(15)	6,590	(15)
Total Temporarily Impaired	$3,738	$(2)	$44,904	$(148)	$48,642	$(150)

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

Trading account securities are marked to market with the change in value reported on the income statement. Gains and losses on available for sale securities are recognized if the security is either deemed to be other than temporarily impaired, or the security is sold. During 2010 we sold one security that was other than temporarily impaired and recognized a $26,000 loss. Due to continuing problems with another security, we recorded an additional charge for other than temporary impairment of $150,000 bringing the carrying value of that security to zero. Both of these securities were trust preferred securities of Michigan banks that had a combined original book value of $500,000. The following table shows gross gains and losses on investment securities for the three year period:

(In Thousands of Dollars)	2012	2011	2010
Trading Account Securities Gains/(Losses)	$4	$(11)	$3

Available for Sale Securities
Other than temporary impairment losses	$0	$0	$(150)
Gross realized gains	44	28	200
Gross realized losses	0	(65)	(46)
Net realized gains (losses)	$44	$(37)	$4

The fair value of securities at December 31, 2012, by stated maturity, is shown below. Actual maturities may differ from stated maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In Thousands of Dollars)	Fair Value
Due in one year or less	$93,182
Due after one year through five years	109,398
Due after five years through ten years	75,022
Due after ten years	74,404
Total	352,006

Equity securities	1,672
Total securities	$353,678

At December 31, 2012 and 2011, securities with carrying values approximating $45,645,000 and $46,784,000 were pledged to secure public trust deposits, securities sold under agreements to repurchase, and for such other purposes as required or permitted by law.

Federal Home Loan Bank stock is carried at cost, which approximates its fair value.

NOTE 5 – LOAN SERVICING

Loans held for sale at year end are as follows:

(In Thousands of Dollars)
	2012	2011
Loans held for sale	$2,921	$349
Less: Allowance to adjust to lower of cost or market	0	0
Loans held for sale, net	$2,921	$349

Mortgage loans serviced for others are not reported as assets.  The principal balances of these loans at year end are as follows:

(In Thousands of Dollars)
	2012	2011
Mortgage loan portfolios serviced for:
Freddie Mac	$605,000	$601,710
Fannie Mae	$1,140	$1,446
Federal Home Loan Bank	$2,094	$2,757

Custodial escrow balances maintained in connection with serviced loans were $1,433,000 and $1,438,000 at year end 2012 and 2011.

Activity for capitalized mortgage servicing rights, included in other assets on the Consolidated Balance Sheet, was as follows:

(In Thousands of Dollars)
	2012	2011	2010
Servicing rights:
Beginning of year	$4,596	$4,603	$3,705
Additions	2,512	1,505	2,428
Amortized to expense	(2,115)	(1,512)	(1,530)
End of year	$4,993	$4,596	$4,603

Management has determined that no valuation allowance was necessary at December 31, 2012, 2011, or 2010.

The fair value of mortgage servicing rights was $5,494,000 and $6,034,000 at year end 2012 and 2011. Fair value at the end of 2012 was determined using a discount rate of 7.018%, a weighted average constant prepayment rate of 17.01%, depending on the stratification of the specific right, and a weighted average delinquency rate of 1.01%.  At the end of 2011, fair value was determined using a discount rate of 7.375%, a weighted average constant prepayment rate of 14.79%, depending on the stratification of the specific right, and a weighted average delinquency rate of 1.09%

The weighted average amortization period is 3.6 years as of December 31, 2012.  Estimated amortization expense for each of the next five years is:

(In Thousands of Dollars)
2013	$1,152
2014	$949
2015	$797
2016	$660
2017	$530
Thereafter	$905

NOTE 6 – LOANS

The following information provides a description of how loan grades are determined for our Commercial and Industrial and Commercial Real Estate segments. In general, for Commercial and Industrial, and Commercial Real Estate segments, the probability of loss increases with each rate change from the Grade 1 Excellent down through the Grade 9 Doubtful Nonaccrual classes. For Consumer and Residential Mortgage segments, the probability of loss increases as loans move down from current to greater than 60 days past due, nonaccrual.

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

Grade 3 Good – Loans in this category are very strong, but may lack some of the net worth and/or cash flow characteristics of the previous rating. Characteristics of loans in this category include: annual reviewed financial statements and compiled quarterly financial statements; there has only been one or fewer delinquencies over 15 days in the past year; the company’s management has solid integrity; the company’s management is capable and has over five years of experience; lines of credit have regular usage with no balance in the last 60 days; financial statements demonstrate consistent but nominal profits; and the company has good a solid market share.

Grade 4 Acceptable – Characteristics of loans in this category include: annual compiled financial statements with quarterly information available or CPA prepared tax returns; there are only two or fewer delinquencies over 15 days of which only one is over 30 days in the past year; the company’s management has average business experience of over three years; lines of credit have regular use but have no current balance or a significant reduction in balance in the last 30 days; the company has been profitable in two of the preceding three years; and the company is competitive in its market and is maintaining its market share.

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

Grade 7 Substandard - This rating is for loans for which a lender is actively working with the borrower to resolve issues and the full repayment of the loan is questionable. The loan is inadequately protected by current sound worth of the borrower, paying capacity of the guarantor, or pledged collateral. Loans in this grade have well defined weaknesses that jeopardize the full collectability of the loan and a distinct possibility of loss exists.  These loans are reviewed for impairment on a quarterly basis. Characteristics of loans in this rating may include: persistent delinquency; poor financial results of the business; negative cash flow; the ability of guarantor(s) to provide support for the loan is questionable.

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

Restructured Loans
Impaired Restructured and Accruing - Loans where the borrower is experiencing financial difficulty and the bank has granted a concession to the borrower. A concession may be: a reduction in the contractual interest rate below current market rates for loans of similar quality, a lengthening of the accrual time frame beyond normal market terms, a forgiveness of a portion of the outstanding principal, or acceptance of collateral in lieu of payment for a portion of the loan balance. If the loan is in accrual status at the time of the restructuring, the borrower has the ability to make the payments under the restructured terms, and the restructuring does not forgive principal, the loan remains on an accrual status under the new terms. However, if there is a forgiveness of debt or partial charge off, the loan will generally be graded as impaired nonaccrual (Grade 8) with any accrued interest reversed against interest income. If a loan is in nonaccrual status at the time of a restructuring, it will remain in nonaccrual status (Grade 8) at the time of restructuring. All non-accruing restructured loans remain in nonaccrual status until the borrower has demonstrated the ability to make the payments under the restructured terms by making a minimum of six months of payments. If the borrower makes the six months of payments without becoming past due 30 days or more, the loan may be returned to accrual status. The determination of the need for an allowance for loan loss adjustment is based on a factor relating to historical losses multiplied by the balance of the loan for residential mortgages, or a collateral impairment review for commercial loans, and a net present value adjustment relating to a change in interest rate and other terms, if applicable.

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

Credit Quality Indicators:

Loans at period end were as follows:
(In Thousands of Dollars)	December 31, 2012	December 31, 2011
Commercial and Industrial
Pass loans	$133,844	$122,812
Watch loans	5,375	19,542
Special mention loans	5,433	7,878
Substandard loans	1,879	2,928
Impaired restructured and accruing loans	3,230	3,562
Impaired nonaccrual loans	447	1,771
Total Commercial and Industrial	150,208	158,493

Commercial Real Estate
Pass loans	$373,527	$373,320
Watch loans	50,741	56,571
Special mention loans	18,119	21,155
Substandard loans	9,664	5,686
Impaired restructured and accruing loans	12,113	10,652
Impaired nonaccrual loans	8,429	15,336
Doubtful nonaccrual loans	25	0
Total Commercial Real Estate	472,618	482,720

Residential Mortgages 1st Liens
Performing loans	$202,342	$199,117
Loans > 60 days past due	1,046	2,203
Impaired restructured and accruing loans	4,953	4,425
Nonaccrual loans	6,038	5,374
Total First lien residential mortgage loans	214,379	211,119

Residential Mortgages Junior Liens
Performing loans	$58,089	$66,169
Loans > 60 days past due	96	328
Impaired restructured and accruing loans	235	278
Nonaccrual loans	328	278
Total Junior lien residential mortgage loans	58,748	67,053

Consumer
Performing loans	$67,178	$64,075
Loans > 60 days past due	39	239
Impaired restructured and accruing loans	191	210
Nonaccrual loans	401	0
Total Consumer	67,809	64,524

Total Loans	$963,762	$983,909

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

Allowance for credit losses and recorded investment in financing receivables:

(In Thousands of Dollars)
Twelve months ending December 31, 2012	Commercial and Industrial	Commercial Real Estate	First Lien Residential Mortgages	Junior Lien Residential Mortgages	Consumer Loans	Unallocated	Total
Allowance for Credit Losses:
Beginning balance	$2,485	$11,534	$5,393	$505	$931	$171	$21,019
Provision for loan losses	(104)	4,033	2,225	535	309	692	7,690
Loans charged off	(560)	(4,440)	(2,220)	(485)	(727)	0	(8,432)
Recoveries	75	438	258	0	292	0	1,063
Ending balance	$1,896	$11,565	$5,656	$555	$805	$863	$21,340

Ending balance: individually evaluated for impairment	$515	$2,971	$0	$0	$0	$0	$3,486

Ending balance: collectively evaluated for impairment	$1,381	$8,594	$5,656	$555	$805	$863	$17,854

Financing Receivables:
Ending balance	$150,208	$472,618	$214,379	$58,748	$67,809	$0	$963,762

Ending balance: individually evaluated for impairment	$3,677	$20,567	$0	$0	$0	$0	$24,244

Ending balance: collectively evaluated for impairment	$146,531	$452,051	$214,379	$58,748	$67,809	$0	$939,518

Twelve months ending December 31, 2011
Allowance for Credit Losses:
Beginning balance	$3,024	$12,375	$3,960	$774	$1,162	$136	$21,431
Provision for loan losses	1,836	6,611	4,468	6	381	35	13,337
Loans charged off	(2,546)	(7,973)	(3,215)	(275)	(913)	0	(14,922)
Recoveries	171	521	180	0	301	0	1,173
Ending balance	$2,485	$11,534	$5,393	$505	$931	$171	$21,019

Ending balance: individually evaluated for impairment	$253	$3,622	$0	$0	$0	$0	$3,875

Ending balance: collectively evaluated for impairment	$2,232	$7,912	$5,393	$505	$931	$171	$17,144

Financing Receivables:
Ending balance	$158,493	$482,720	$211,397	$66,775	$64,524	$0	$983,909

Ending balance: individually evaluated for impairment	$5,331	$25,988	$0	$0	$0	$0	$31,319

Ending balance: collectively evaluated for impairment	$153,162	$456,732	$211,397	$66,775	$64,524	$0	$952,590

(continued)

Twelve months ending December 31, 2010	Commercial and Industrial	Commercial Real Estate	First Lien Residential Mortgages	Junior Lien Residential Mortgages	Consumer Loans	Unallocated	Total
Allowance for Credit Losses:
Beginning balance	$3,640	$10,473	$2,502	$967	$1,525	$7	$19,114
Provision for loan losses	812	8,222	3,844	(7)	344	129	13,344
Loans charged off	(1,707)	(6,366)	(2,602)	(186)	(1,102)	0	(11,963)
Recoveries	279	46	216	0	395	0	936
Ending balance	$3,024	$12,375	$3,960	$774	$1,162	$136	$21,431

Ending balance: individually evaluated for impairment	$812	$4,688	$0	$0	$0	$0	$5,500

Ending balance: collectively evaluated for impairment	$2,212	$7,687	$3,960	$774	$1,162	$136	$15,931

Financing Receivables:
Ending balance	$164,332	$509,285	$203,765	$76,293	$77,945	$0	$1,031,620

Ending balance: individually evaluated for impairment	$1,972	$24,390	$0	$0	$0	$0	$26,362

Ending balance: collectively evaluated for impairment	$162,360	$484,895	$203,765	$76,293	$77,945	$0	$1,005,258

Age Analysis of Past Due Loans:

(In thousands of dollars)
At December 31, 2012	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Nonaccrual loans	Current	Total Financing Receivables	Recorded Investment > 90 days and accruing
Commercial and Industrial	$206	$140	$0	$346	$447	$149,415	$150,208	$0
Commercial Real Estate	604	1,881	0	2,485	8,454	461,679	472,618	0
Residential Mortgages 1st Liens	772	969	37	1,778	6,038	206,563	214,379	37
Residential Mortgages Junior Liens	473	96	0	569	328	57,851	58,748	0
Consumer	435	39	0	474	401	66,934	67,809	0
Total	$2,490	$3,125	$37	$5,652	$15,668	$942,442	$963,762	$37

At December 31, 2011
Commercial and Industrial	$1,039	$94	$0	$1,133	$1,771	$155,589	$158,493	$0
Commercial Real Estate	4,313	500	0	4,813	15,336	462,571	482,720	0
Residential Mortgages 1st Liens	973	1,875	328	3,176	5,374	202,569	211,119	328
Residential Mortgages Junior Liens	561	255	73	889	278	65,886	67,053	73
Consumer	848	221	18	1,087	210	63,227	64,524	18
Total	$7,734	$2,945	$419	$11,098	$22,969	$949,842	$983,909	$419

Impaired loans were as follows:

(In Thousands of Dollars)
December 31, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance
Period end loans with no allocated allowance for loan losses
Commercial and Industrial	$891	$891	$0
Commercial Real Estate	9,215	9,212	0
Residential Mortgages 1st Liens	10,993	10,993	0
Residential Mortgages Junior Liens	562	562	0
Consumer	592	592	0
Total	$22,253	$22,250	$0

Period end loans with allocated allowance for loan losses
Commercial and Industrial	$2,273	$2,792	$515
Commercial Real Estate	8,377	11,346	2,971
Residential Mortgages 1st Liens	0	0	0
Residential Mortgages Junior Liens	0	0	0
Consumer	0	0	0
Total	$10,650	$14,138	$3,486

Total
Commercial and Industrial	$3,164	$3,683	$515
Commercial Real Estate	17,592	20,558	2,971
Residential Mortgages 1st Liens	10,993	10,993	0
Residential Mortgages Junior Liens	562	562	0
Consumer	592	592	0
Total	$32,903	$36,388	$3,486

December 31, 2011
Period end loans with no allocated allowance for loan losses
Commercial and Industrial	$4,358	$5,846	0
Commercial Real Estate	11,940	16,987	0
Residential Mortgages 1st Liens	10,079	11,120	0
Residential Mortgages Junior Liens	278	331	0
Consumer	210	249	0
Total	$26,865	$34,533	$0

Period end loans with allocated allowance for loan losses
Commercial and Industrial	$720	$998	$253
Commercial Real Estate	10,423	15,225	3,622
Residential Mortgages 1st Liens	0	0	0
Residential Mortgages Junior Liens	0	0	0
Consumer	0	0	0
Total	$11,143	$16,223	$3,875

Total
Commercial and Industrial	$5,078	$6,844	$253
Commercial Real Estate	22,363	32,212	3,622
Residential Mortgages 1st Liens	10,079	11,120	0
Residential Mortgages Junior Liens	278	331	0
Consumer	210	249	0
Total	$38,008	$50,756	$3,875

Note: Recorded investment includes principal outstanding plus deferred fee and accrued interest, net of related allowance for loan losses.

Average recorded investment and income recognized on impaired loans were as follows:

(In Thousands of Dollars)	Twelve months ended December 31, 2012		Twelve months ended December 31, 2011		Twelve months ended December 31, 2010
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Period end loans with no allocated allowance for loan losses
Commercial and Industrial	$2,862	$160	$2,073	$116	$1,121	$0
Commercial Real Estate	10,213	846	12,444	452	12,432	158
Residential Mortgages 1st Liens	9,998	416	9,223	219	7,721	253
Residential Mortgages Junior Liens	502	13	459	2	295	1
Consumer	450	17	192	0	200	5
Total	$24,025	$1,452	$24,391	$789	$21,769	$417

Period end loans with allocated allowance for loan losses
Commercial and Industrial	$880	$24	$722	$0	$438	$0
Commercial Real Estate	10,561	52	9,003	28	8,724	125
Residential Mortgages 1st Liens	0	0	0	0	0	0
Residential Mortgages Junior Liens	0	0	0	0	0	0
Consumer	0	0	0	0	0	0
Total	$11,441	$76	$9,725	$28	$9,162	$125

Total
Commercial and Industrial	$3,742	$184	$2,795	$116	$1,559	$0
Commercial Real Estate	20,774	898	21,447	480	21,156	283
Residential Mortgages 1st Liens	9,998	416	9,223	219	7,721	253
Residential Mortgages Junior Liens	502	13	459	2	295	1
Consumer	450	17	191	0	200	5
Total	$35,466	$1,528	$34,116	$817	$30,931	$542

Loan Modifications as of the period ending:

(In thousands of dollars)	Troubled Debt Restructurings			Troubled Debt Restructurings that Subsequently Defaulted
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Number of contracts	Recorded investment
December 31, 2012
Commercial and Industrial	11	$1,199	$1,188	5	$1,143
Commercial Real Estate	17	4,456	4,221	4	401
Residential Mortgages 1st Liens	19	1,948	1,943	2	190
Residential Mortgages Junior Liens	4	126	126	1	9
Consumer	3	128	127	0	0
Total	54	$7,857	$7,605	12	$1,743

December 31, 2011
Commercial and Industrial	11	$3,615	$3,526	2	$468
Commercial Real Estate	13	4,017	3,786	10	1,233
Residential Mortgages 1st Liens	13	1,427	1,291	11	828
Residential Mortgages Junior Liens	1	83	83	0	0
Consumer	0	0	0	0	0
Total	85	$9,142	$8,686	23	$2,529

December 31, 2010
Commercial and Industrial	1	$36	$36	0	$0
Commercial Real Estate	7	6,604	5,757	3	860
Residential Mortgages 1st Liens	27	3,025	2,633	8	614
Residential Mortgages Junior Liens	1	43	0	1	43
Consumer	0	0	0	0	0
Total	36	$9,708	$8,426	12	$1,517

NOTE 7 – PREMISES AND EQUIPMENT

Year end premises and equipment were as follows:

(In Thousands of Dollars)	2012	2011
Land	$6,186	$6,186
Buildings	32,891	33,082
Furniture, fixtures and equipment	17,431	17,951
Total	56,508	57,219
Less:
Accumulated depreciation	(32,152)	(32,132)
Total	$24,356	$25,087

Depreciation expense was $1,915,000, $2,062,000, and $2,278,000 for 2012, 2011, and 2010. Facility rent expense was $359,000 in 2012 compared with $377,000 for 2011, and $403,000 for 2010. Equipment rent expense was $249,000 in 2012 compared with $250,000 for 2011, and $252,000 for 2010. Rental commitments for the next five years under non-cancelable operating leases were as follows (before considering renewal options that generally are present):

(In Thousands of Dollars)
	Facilities	Equipment	Total
2013	$325	$7	$332
2014	115	3	118
2015	97	2	99
2016	99	0	99
2017	102	0	102
Total	$738	$12	$750

NOTE 8 – GOODWILL AND INTANGIBLE ASSETS

Goodwill

During the third quarter, Firstbank Corporation retained an independent third party to perform a goodwill impairment analysis. The valuation date was July 31, 2012. The steps that Austin utilized in a Step 1 valuation test included the reporting unit and the appropriate standard and level of value, the calculation of fair value and the comparison of fair value to carrying value. We determined that Firstbank Corporation was the relevant reporting unit to be valued. The standard of value used in the valuation was fair value. The definition of fair value is that it is the value of ownership of the specific business with consideration of synergies, efficiencies and other value enhancing factors. The appropriate level of value used was controlling interest level. This is consistent with allowing for synergies and other factors as described previously and also considers premiums where appropriate. The appraisal methodology utilized by us includes the following valuation approaches:

A. Income Approach: Under this approach, a discounted cash flow value is calculated based on earnings capacity.
B. Asset Approach: This approach is based on the difference between the estimated market value of assets and liabilities.
C. Market Approach: This analysis is based on price-to-earnings multiples, price-to-tangible-book ratios and core deposit premiums for selected bank sale transactions.

We used the individual valuation results to calculate their estimate of the fair value of common equity. This figure was then compared to the carrying value of equity to determine whether the Step 1 test had passed or failed. In its findings, management determined that the fair value of Firstbank’s common equity was $140.0 million, above its carrying value of $127.6 million on the testing date. As required by generally accepted accounting principles, since the Step 1 test passed, it was not necessary to complete a Step 2 test.

Based on the analysis, management concluded that the implied fair value of goodwill exceeded the carrying value; therefore, no goodwill impairment charge was required at this time. Whole bank sale transactions at a premium to tangible book value in the market place play an important role in the determination of fair value of the company. Changes in the pricing of future whole bank sales could negatively affect future valuation and result in goodwill impairment at a future date.

There was no change in the carrying amount of goodwill during the year.

(In Thousands of Dollars)
	2012	2011
Balance at January 1	$35,513	$35,513
Goodwill from acquisitions/(divestitures)	0	0
Balance at December 31	$35,513	$35,513

Acquired Intangible Assets
Acquired intangible assets at year end were as follows:

(In Thousands of Dollars)	2012	2011	2010
Core deposit intangibles resulting from bank and branch acquisitions:
Gross Amount	$7,930	$7,930	$7,930
Accumulated Amortization	(6,965)	(6,482)	(5,785)
Net Carrying Value	$965	$1,448	$2,145

Aggregate amortization expense was $483,000, $698,000, and $796,000 for 2012, 2011, and 2010, respectively. Our estimated amortization expense for each of the next five years is:

(In Thousands of Dollars)

Year	Amount
2013	$370
2014	278
2015	185
2016	99
2017	33

NOTE 9 – FEDERAL INCOME TAXES

Federal income taxes consist of the following:

(In Thousands of Dollars)	2012	2011	2010
Current expense	$4,283	$3,133	$1,013
Deferred expense (benefit)	(27)	(1,299)	14
Change in deferred tax valuation allowance	0	0	485
Total	$4,256	$1,834	$1,512

A reconciliation of the difference between federal income tax expense and the amount computed by applying the federal statutory tax rate of 34% in 2012, 2011 and 2010 is as follows:

(In Thousands of Dollars)	2012	2011	2010
Tax at statutory rate	$5,177	$2,610	$1,846
Effect of tax-exempt interest	(479)	(443)	(489)
Deferred tax valuation allowance	0	0	485
Other	(442)	(333)	(330)
Federal income taxes	$4,256	$1,834	$1,512

Effective tax rate	29%	25%	29%

The components of deferred tax assets and liabilities included in other assets on the Consolidated Balance Sheet consist of the following at December 31st year end:

(In Thousands of Dollars)
	2012	2011
Deferred tax assets:
Allowance for loan losses	$7,256	$7,147
Deferred compensation	655	718
Losses on capital investments	1,159	1,727
Other	1,254	1,304
Total deferred tax assets	10,324	10,896
Deferred tax liabilities:
Fixed assets	(1,821)	(1,851)
Mortgage servicing rights	(1,697)	(1,563)
Purchase accounting adjustments	(234)	(373)
Unrealized gain on securities available for sale	(1,859)	(1,492)
Other	(428)	(992)
Total deferred tax liabilities	(6,039)	(6,271)
Net deferred tax assets	4,285	4,625
Deferred tax valuation allowance	(1,143)	(1,143)
Net deferred tax assets	$3,142	$3,482

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. In reviewing the company’s position relative to deferred tax assets associated with certain incurred capital losses, management determined that a valuation adjustment of $1,143,000 was necessary at year end 2012, the same amount as yearend 2011. These valuation adjustments were recorded through the income statement on the Federal income tax line item when they occurred. Based on this determination, a non-cash charge was made to record the valuation adjustment, reducing our deferred tax asset, and increasing income tax expense by $485,000 in 2011. The establishment of a valuation allowance does not relinquish our rights to utilize the deferred asset, but rather recognizes that at the current time management does not believe the deferred asset will be able to be utilized prior to its expiration. The deferred assets for which the valuation allowance was established were related to capital losses for which we do not believe we will have capital gains to offset. These assets are: $70,000 to expire in 2013, and $588,000 to expire in 2015 and $485,000 for which an expiration date has yet to be established, as we have not sold the underlying stock.

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

Net deferred tax assets at December 31, 2012 and 2011 are included in other assets in the accompanying consolidated balance sheets.

NOTE 10 – DEPOSITS

Time deposits of $100,000 or more were $167 million and $196 million at year end 2012 and 2011. There were $17.6  million and $16.1 million of brokered CDs included in time deposits of $100,000 or more in 2012 and 2011 respectively.

Scheduled maturities of time deposits at December 31, 2012 were as follows:

(In Thousands of Dollars)
Year	Amount
2013	$239,810
2014	69,766
2015	31,135
2016	22,614
2017	13,041
2018 and thereafter	5
Total	$376,371

NOTE 11 – BORROWINGS

Information relating to securities sold under agreements to repurchase is as follows:

(In Thousands of Dollars)
	2012	2011
At December 31:
Outstanding Balance	$42,785	$46,784
Average Interest Rate	0.19%	0.19%

Daily Average for the Year:
Outstanding Balance	$47,605	$43,847
Average Interest Rate	0.18%	0.19%

Maximum Outstanding at any Month End	$55,047	$47,603

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

We had no unsecured overnight borrowings, in the form of federal funds purchased at December 31, 2012. There were no overnight borrowings at December 31, 2011.

NOTE 12 – FEDERAL HOME LOAN BANK ADVANCES

Long term borrowings have been secured from the Federal Home Loan Bank. At year end, advances from the Federal Home Loan Bank were as follows:

(In Thousands of Dollars)
	2012	2011
Borrowings with a fixed rates at year end	$22,493	$19,457

Borrowings with a variable rate of interest at year end	$0	$0

Fixed rate advances shown above ranged in the interest rate owed from 0.41% to 7.30% and averaged 2.39% at year end 2012 and maturity dates ranged from January 2013 to March 2026. Higher rate advances were borrowed to match fund specific loans in the past, and are matched in duration and prepayment terms to those loans. At the end of 2011, rates ranged from 1.28% to 7.30% and averaged 3.41%, with maturities ranging from January 2012 to March 2026. Each Federal Home Loan Bank advance is payable at its maturity date without penalty, however, substantial penalties do exist if an advance is paid before its contractual maturity. Such penalties vary from advance to advance and are based on the size, interest rate, and remaining term of each specific advance. Advances of $3.5 million may be converted from fixed to variable rate by the FHLB, but may be repaid, without penalty, if that option is exercised. The advances were collateralized by $177.7 million and $183.7 million of first mortgage loans under a blanket lien arrangement and pledges of specific mortgages at year end 2012 and 2011. As of December 31, 2012, we had $84.4 million of additional borrowing capacity with the Federal Home Loan Bank. Federal Home Loan Bank borrowings have decreased substantially as increased core deposits and low loan demand have combined to reduce the need for this funding in the near term.

Maturities of FHLB advances are as follows:

(In Thousands of Dollars)
2013	$2,500
2014	4,000
2015	6,777
2016	3,094
2017	3,087
2018 and thereafter	3,035
Total	$22,493

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

On July 30, 2007, two trusts, formed by us, issued $15,464,000 of trust preferred securities as part of a pooled offering of such securities. One of the trusts issued $7,732,000 of variable rate securities at 90 day LIBOR plus 1.35% (6.71% on the date of issuance). The other trust issued $7,732,000 of fixed rate securities that carried an interest rate of 6.566% for five years, and then converted to a variable rate of 90 day LIBOR plus 1.35% in 2012 for the remainder of their term. Firstbank then issued subordinated debentures to the trust in exchange for the proceeds of the offering; the debentures represent the sole assets of each of the trusts. We may redeem the subordinated debentures, in whole or in part, any time on or after July 30, 2012 at 100% of the principal amount of the securities. The debentures are required to be paid in full on July 30, 2037.

The trusts are not consolidated with the Company’s financial statements, but rather the subordinated debentures are shown as a liability. Our investment in the stock of the trust was $1,084,000 and is included in equity securities available for sale. These investments are restricted from sale and are carried at historical cost, which approximates fair value.

NOTE 14 – SHAREHOLDERS’ EQUITY

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums.  At year end 2012 and 2011 we exceeded all requirements to be classified as well as capitalized.

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

On June 28, 2012 the U.S. Department of Treasury sold all of the shares of our Preferred Stock in a modified Dutch auction process. During the auction, we successfully bid on and retired 16,000 of the 33,000 outstanding shares of our Preferred Stock at a price of $941.01 per share, or $15.1 million in the aggregate. As a result of the retirement of these shares, 17,000 shares remain outstanding, held by private investors, and carry the same terms under which they were originally issued.

The warrants were immediately exercisable for 578,947 shares of our common stock at an exercise price of $8.55 per common share. The warrants were transferrable and could be exercised at any time on or before January 30, 2019. We negotiated a repurchase of all of the outstanding warrants with the U.S. Treasury at a price of $1,946,670. The repurchase of these warrants occurred in July 2012 and reduced equity by the amount of the purchase price.

The remaining 17,000 shares of Preferred Stock pay cumulative quarterly cash dividends at a rate of 5% per year on the $1,000 liquidation preference through February 15, 2014 and at a rate of 9% per year thereafter. We accrue dividends based on the rates, liquidation preference and time since last quarterly dividend payment. We may redeem the Preferred Stock for the liquidation preference plus accrued and unpaid dividends subject to prior consultation with the Federal Reserve Board.

Under the CPP, the consent of the U.S. Treasury was required for any quarterly common stock dividend of more than $0.225 per share (subject to adjustment for stock splits, stock dividends and certain other transactions) and for any common share repurchases (other than common share repurchases in connection with any benefit plan in the ordinary course of business) in each case until January 30, 2012, unless the Preferred Stock had been fully redeemed or the U.S. Treasury had transferred all the Preferred Stock to third parties prior to that date. This restriction on common stock dividends lapsed in January of 2012. In addition, all accrued and unpaid dividends on the Preferred Stock must be declared and the payment set aside for the benefit of the holders of Preferred Stock before any dividend may be declared on our common stock and before any shares of our common stock may be repurchased, subject to certain limited exceptions. Holders of shares of the Preferred Stock have no right to exchange or convert such shares into any other security of Firstbank Corporation and have no right to require the redemption or repurchase of the Preferred Stock. The Preferred Stock does not have a sinking fund.  The Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Preferred Stock.

NOTE 15 – BENEFIT PLANS

The Firstbank Corporation 401(k) plan, a defined contribution plan, is an IRS qualified 401(k) salary deferral plan, under which Firstbank Corporation stock is one of the investment options. The Board of Directors approved changing the plan to a Safe Harbor 401(k) plan for the 2008 plan year. A Safe Harbor plan relieves administrative testing in exchange for immediate vesting of the employee’s matching contributions. Both employee and employer contributions may be made to the plan. The Company’s 2012, 2011 and 2010 matching 401(k) contributions charged to expense were $539,000, $522,000 and $537,000 respectively.  The percent of the Company’s matching contribution to the 401(k), and the determination to offer a Safe Harbor plan, is determined annually by the Board of Directors.

Firstbank – West Michigan had a deferred compensation plan for its directors and executive officers. The plan was frozen before the ICNB acquisition and has a balance at the end of 2012 of $1.9 million compared with $2.1 million at the end of 2011. Expense associated with the plan was $131,000 in 2012, $110,000 in 2011, and $94,000 in 2010. Payments under the deferred plan were $231,000 in 2012, $171,000 in 2011, and $187,000 in 2010.

NOTE 16 – STOCK BASED COMPENSATION

The Company has stock based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $96,000, $118,000, and $115,000 for 2012, 2011 and 2010. The total income tax benefit resulting from these charges was $33,000, $40,000 and $39,000, respectively.

The Firstbank Corporation Stock Compensation Plans of 1993, 1997 and 2006 (“Plans”), as amended, which were shareholder approved, provide for the grant of 395,986, 593,798 and 315,000 shares of stock, respectively, in either restricted form or under option. Options may be either incentive stock options or nonqualified stock options. As of December 31, 2012 only nonqualified stock options and restricted stock shares have been issued under the plans. The Plan of 1993 terminated April 26, 2003. The 1997 Plan terminated April 28, 2007. The 2006 Plan will terminate February 27, 2016. The Board, at its discretion, may terminate any or all of the Plans prior to the Plans’ scheduled termination dates. At year end 2012, there were 61,642 shares available for grant under the 2006 Plan.

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

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of our common stock. We use historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The weighted average fair value of options granted was $2.33 in 2010. There were no options granted in 2011 or 2012.

2010

Risk-free interest rate	2.11%
Expected option life (years)	7
Expected stock price volatility	44.7%
Dividend yield	0.7%

Activity under the plans:

	Twelve months ended December 31, 2012				Twelve months ended December 31, 2011
Total options outstanding	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (000)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (000)
Beginning of period	396,898	$16.58			454,745	$16.55
Granted	0	-			0
Exercised	0	-			0
Forfeited	(6,279)	$19.00			(25,273)	$19.45
Expired	(34,589)	$19.20			(32,574)	$13.51
End of period	356,030	$16.29	4.5	$479	396,898	$16.58	5.1	$0

Options exercisable, end of period	303,270	$17.95	4.0	$269	305,468	$19.18	4.3	$0

There were no options exercised in either 2012 or 2011. As of December 31, 2012, there was $32,000 of total unrecognized compensation cost related to non-vested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.5 years.

Options outstanding at December 31, 2012 were as follows:

			Options outstanding			Exercisable
Range of exercise prices			Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (years)	Shares	Weighted Average Exercise Price
$5.19	-	$8.00	97,700	$6.61	6.8	60,320	$7.03
$8.01	–	$16.00	90,950	$12.87	5.8	75,570	$13.74
$16.01	-	$23.00	89,215	$22.42	3.4	89,215	$22.42
$23.01	-	$26.18	78,165	$25.36	1.4	78,165	$25.36
Total			356,030	$16.29	4.5	303,270	$17.95

Restricted Stock
Restricted shares may be issued under the Plans as described above. Compensation expense is recognized over the vesting period of the shares based on the market value of the shares on the issue date.

A summary of changes in the Company’s non-vested shares for 2012 and 2011 follows:

	2012		2011
Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2012	22,627	$5.99	13,373	$9.13
Granted	14,980	$10.30	14,120	$5.00
Vested	3,553	$7.61	4,866	$11.77
Non-vested at December 31, 2012	34,054	$7.68	22,627	$5.99

As of December 31, 2012, there was $210,000 of total unrecognized compensation cost related to non-vested shares granted under the Restricted Stock Plan. The cost is expected to be recognized over a weighted-average period of 2.1 years. The total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 was $27,000, $57,000, and $23,000. Expense associated with restricted stock and include in the total compensation cost presented earlier in this note were $56,000 in 2012 compared with $37,000 in 2011 and $20,000 in 2010.

NOTE 17 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates were as follows:

(In Thousands of Dollars)	2012	2011
Beginning balance	$40,477	$48,510
New loans	39,074	46,283
Repayments	(43,885)	(47,972)
Deletion of Directors	(896)	(6,344)
Ending balance	$34,770	$40,477

Deposits from principal officers, directors, and their affiliates at year end 2012 and 2011 were $27.1 million and $28.5 million respectively.

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

Financial instruments with off-balance sheet risk were as follows at year end:

(In Thousands of Dollars)	2012		2011
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans (at market rates)	$82,395	$10,137	$44,091	$11,254
Unused lines of credit and letters of credit	$25,923	$126,490	$22,205	$118,443
Standby letters of credit	$5,201	$15,225	$4,776	$15,110

Commitments to make loans are generally made for periods of 60 days or less. Fixed rate loan commitments have interest rates ranging from 3.38% to 7.00% and maturities ranging from 1 year to 10 years.

NOTE 19 – CONTINGENCIES

From time to time certain claims are made against the Company and its banking subsidiaries in the normal course of business. There were no outstanding claims considered by management to be material at December 31, 2012.

NOTE 20 – DIVIDEND LIMITATION OF SUBSIDIARIES

Capital guidelines adopted by Federal and State regulatory agencies and restrictions imposed by law limit the amount of cash dividends the banks can pay to the Company. At December 31, 2012, using the most restrictive of these conditions for each bank, the aggregate cash dividends that the banks can pay the Company without prior approval was $23,118,000. It is not the intent of management to have dividends paid in amounts which would reduce the capital of the banks to levels below those which are considered prudent by management and in accordance with guidelines of regulatory authorities.

NOTE 21 – STOCK REPURCHASE PROGRAM

We currently have no authorized common or preferred stock repurchase program in place. No common stock was repurchased in 2011 or 2012. In June of 2012 we repurchased 16,000 shares of our 33,000 outstanding shares of preferred stock at a price of at a price of $941.01 per share (liquidation preference value $1,000). In July of 2012, we negotiated a repurchase of all 578,947 outstanding common stock warrants, which were issued to the U.S. Treasury at the time of their investment in our preferred shares, for a total price of $1,946,670.

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

At year end 2012 and 2011, the most recent regulatory notifications categorize us as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed that classification.

Actual and required capital amounts at year end and ratios are presented below:

(In thousands of dollars)	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2012
Total Capital to Risk Weighted Assets
Consolidated	$155,135	15.99%	$77,618	8.00%	$97,023	10.00%
Firstbank – Alma	33,195	15.81%	16,797	8.00%	20,997	10.00%
Firstbank – Mt. Pleasant	37,816	12.74%	23,748	8.00%	29,685	10.00%
Firstbank – West Branch	23,021	14.01%	13,144	8.00%	16,430	10.00%
Keystone Community Bank	28,641	15.78%	14,521	8.00%	18,151	10.00%
Firstbank – West Michigan	15,226	12.83%	9,493	8.00%	11,866	10.00%

Tier 1 (Core) Capital to Risk Weighted Assets
Consolidated	$142,884	14.73%	$38,809	4.00%	$58,214	6.00%
Firstbank – Alma	30,541	14.55%	8,399	4.00%	12,598	6.00%
Firstbank – Mt. Pleasant	34,097	11.49%	11,874	4.00%	17,811	6.00%
Firstbank – West Branch	20,945	12.75%	6,572	4.00%	9,858	6.00%
Keystone Community Bank	26,333	14.51%	7,260	4.00%	10,891	6.00%
Firstbank – West Michigan	13,729	11.57%	4,746	4.00%	7,119	6.00%

Tier 1 (Core) Capital to Average Assets
Consolidated	$142,884	9.71%	$58,854	4.00%	$73,568	5.00%
Firstbank – Alma	30,541	8.15%	14,998	4.00%	18,748	5.00%
Firstbank – Mt. Pleasant	34,097	8.12%	16,765	4.00%	20,994	5.00%
Firstbank – West Branch	20,945	8.55%	9,803	4.00%	12,253	5.00%
Keystone Community Bank	26,333	11.61%	9,072	4.00%	11,340	5.00%
Firstbank – West Michigan	13,729	7.29%	7,538	4.00%	9,422	5.00%

	Amount	Ratio	Amount	Ratio	Amount	Ratio
2011
Total Capital to Risk Weighted Assets
Consolidated	$163,919	16.55%	$79,233	8.00%	$99,041	10.00%
Firstbank – Alma	32,595	15.02%	17,358	8.00%	21,698	10.00%
Firstbank – Mt. Pleasant	37,793	13.05%	23,165	8.00%	28,957	10.00%
Firstbank – West Branch	22,843	13.39%	13,649	8.00%	17,062	10.00%
Keystone Community Bank	26,838	14.03%	15,299	8.00%	19,123	10.00%
Firstbank – West Michigan	20,035	16.95%	9,454	8.00%	11,818	10.00%

Tier 1 (Core) Capital to Risk Weighted Assets
Consolidated	$151,473	15.29%	$39,616	4.00%	$59,425	6.00%
Firstbank – Alma	29,855	13.76%	8,679	4.00%	13,019	6.00%
Firstbank – Mt. Pleasant	34,168	11.80%	11,583	4.00%	17,374	6.00%
Firstbank – West Branch	20,693	12.13%	6,825	4.00%	10,237	6.00%
Keystone Community Bank	24,416	12.77%	7,649	4.00%	11,474	6.00%
Firstbank – West Michigan	18,533	15.68%	4,727	4.00%	7,091	6.00%

Tier 1 (Core) Capital to Average Assets
Consolidated	$151,473	10.30%	$58,840	4.00%	$73,551	5.00%
Firstbank – Alma	29,855	8.22%	14,536	4.00%	18,170	5.00%
Firstbank – Mt. Pleasant	34,168	8.31%	16,443	4.00%	20,554	5.00%
Firstbank – West Branch	20,693	8.39%	9,871	4.00%	12,338	5.00%
Keystone Community Bank	24,416	10.09%	9,680	4.00%	12,100	5.00%
Firstbank – West Michigan	18,533	9.72%	7,625	4.00%	9,531	5.00%

NOTE 23 – FAIR VALUE

Carrying amount and estimated fair values of financial instruments were as follows at year end:

December 31, 2012 (In thousands of dollars)	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Cash and cash equivalents	$99,601	$99,601	$99,601	$0	$0
FDIC insured bank certificates of deposit	2,927	2,927	2,927	0	0
Trading account securities	6	6	6	0	0
Securities available for sale	353,678	353,678	91	331,717	21,870
Federal Home Loan Bank stock	7,266	7,266	0	0	7,266
Loans held for sale	2,921	2,921	0	2,921	0
Loans, net of allowance	942,422	930,354	0	0	930,354

Financial Liabilities:
Deposits	(1,241,401)	(1,243,712)	0	0	(1,243,712)
Securities sold under agreements to repurchase and overnight borrowings	(42,785)	(42,785)	0	(42,785)	0
Federal Home Loan Bank advances	(22,493)	(24,122)	0	0	(24,122)
Subordinated debentures	(36,084)	(36,093)	0	0	(36,093)

December 31, 2011 (In thousands of dollars)	Carrying	Fair
	Amount	Value
Financial Assets:
Cash and cash equivalents	$75,816	$75,816
FDIC insured bank certificates of deposit	4,432	4,432
Trading account securities	2	2
Securities available for sale	342,184	342,184
Federal Home Loan Bank stock	7,266	7,266
Loans held for sale	349	349
Loans, net	962,890	944,756
Accrued interest receivable	4,531	4,531
Financial Liabilities:
Deposits	(1,220,542)	(1,215,484)
Securities sold under agreements to repurchase and overnight borrowings	(46,784)	(46,784)
Federal Home Loan Bank advances	(19,457)	(21,359)
Accrued interest payable	(762)	(762)
Subordinated debentures	(36,084)	(36,488)

The methods and assumptions used to estimate fair value are described as follows: The carrying amount is the estimated fair value for cash and cash equivalents, short term borrowings, Federal Home Loan Bank stock, demand deposits, short term debt, and variable rate loans or deposits that re-price frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans and variable rate loans, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk based on historical losses on similar loan pools. For deposits with infrequent re-pricing or re-pricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life of the product.

Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values for the specific loans in the portfolio and assumes the bank will resolve them through orderly liquidation. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The fair value of off-balance sheet items was not material to the consolidated financial statements at December 31, 2012 and 2011.

The following tables present information about our assets measured at fair value on a recurring basis at December 31, 2012 and 2011, and valuation techniques used by us to determine those fair values.

Level 1 assets are those which are actively traded on an open market and pricing is publicly available.

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

Assets Measured at Fair Value on a Recurring Basis

(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2012
Securities available for sale
U.S. Government Agency Bonds	$0	$106,885	$0	$106,885
Mortgage Backed Securities	0	66,277	0	66,277
U.S. Government Agency CMOs	0	61,030	0	61,030
States and political subdivisions	0	97,525	20,289	117,814
Equity and Other Securities	91	0	1,581	1,672
Total Securities available for sale	$91	$331,717	$21,870	$353,678

Trading equity securities	$6	$0	$0	$6

December 31, 2011
Securities available for sale
U.S. Government Agency Bonds	$0	$133,834	$0	$133,834
Mortgage Backed Securities	0	71,052	0	71,052
U.S. Government Agency CMOs	0	57,845	0	57,845
States and political subdivisions	0	62,447	15,342	77,789
Equity and Other Securities	92	0	1,572	1,664
Total Securities available for sale	$92	$325,179	$16,914	$342,184

Trading equity securities	$2	$0	$0	$2

Changes in Level 3 Assets Measured at Fair Value on a Recurring Basis

(Dollars in Thousands)	2012	2011
Balance at beginning of year	$16,914	$10,833
Total realized and unrealized gains/(losses) included in income	0	0
Total unrealized gains/(losses) included in other comprehensive income	0	0
Purchases of securities	17,262	11,325
Sales of securities	0	0
Calls and maturities	(12,663)	(5,244)
Net transfers in to Level 3	357	0
Balance at December 31 of each year	$21,870	$16,914

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

Assets Measured at Fair Value on a Nonrecurring Basis

(Dollars in Thousands)	Balance at December 31,	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2012
Impaired loans	$36,388	$0	$0	$36,388
Other real estate owned	$1,296	$0	$0	$1,296
Other repossessed assets	$250	$0	$0	$250

2011
Impaired loans	$41,889	$0	$0	$41,889
Other real estate owned	$2,223	$0	$0	$2,223

Impaired loans categorized as Level 3 assets consist of non-homogeneous loans that are considered impaired. We estimate the fair value of the loans based on the present value of expected future cash flows using management’s best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals). Other real estate owned is valued based on either a recent appraisal for the property or a brokers' price opinion of the value of the property, which are discounted for expected costs to dispose of the property. Losses on impaired loans were charged to the allowance for loan losses. Losses in other real estate owned and other repossessed assets were charged to earnings through other non-interest expense on the income statement.

NOTE 24 – BASIC AND DILUTED EARNINGS PER SHARE

(In Thousands, Except per Share Data)	Year Ended December 31
	2012	2011	2010
Basic earnings per common share
Net income available to common shareholders	$9,259	$3,944	$2,084
Weighted average common shares outstanding	7,933	7,843	7,766

Basic earnings per common share	$1.17	$0.50	$0.27

Diluted Earnings per Share
Net income available to common shareholders	$9,259	$3,944	$2,084
Weighted average common shares outstanding	7,933	7,843	7,766
Add dilutive effects of assumed exercises of options	24	2	2
Weighted average common and dilutive potential
Common shares outstanding	7,957	7,845	7,768

Diluted earnings per common share	$1.16	$0.50	$0.27

Stock options for 219,223 shares of common stock were not considered in computing diluted earnings per share for 2012, because they were anti-dilutive. Stock options and warrants for 975,845 and 1,033,692 shares of common stock were not considered in computing diluted earnings per share for 2011 and 2010, respectively, because they were anti-dilutive.

NOTE 25 – FIRSTBANK CORPORATION (PARENT COMPANY ONLY)
CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS

	Year Ended December 31,
(In Thousands of Dollars)	2012	2011
ASSETS
Cash and cash equivalents	$11,167	$16,870
Investment in and advances to banking subsidiaries	168,883	170,981
Securities	1,090	1,086
Other assets	4,327	4,104
Total Assets	$185,467	$193,041
LIABILITIES AND EQUITY
Accrued expenses and other liabilities	$2,325	$1,580
Subordinated Debentures	36,084	36,084
Shareholders’ equity	147,058	155,377
Total Liabilities and Shareholders’ Equity	$185,467	$193,041

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2012	2011	2010
Dividends and returns of capital from banking subsidiaries (net of capital infusions)	$16,150	$3,680	$4,000
Other income	5,821	5,921	5,656
Other expense	(10,043)	(8,440)	(8,418)
Income before income tax and undistributed subsidiary income	11,928	1,161	1,238
Income tax benefit	1,416	844	532
Equity in undistributed subsidiary income	(2,810)	3,618	1,993
Net income	10,534	5,623	3,763
Change in unrealized gain (loss) on securities, net of tax and classification effects	712	2,750	(452)
Comprehensive income	$11,246	$8,373	$3,311

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2012	2011	2010
Cash flows from operating activities
Net income	$10,534	$5,623	$3,763
Adjustments:
Unrealized (gain)/loss on trading account securities	(4)	11	(3)
Equity in undistributed subsidiary income	(5,190)	(3,618)	(1,993)
Stock option and restricted stock grant compensation expense	96	118	115
Change in other assets	(223)	3,797	6,734
Change in other liabilities	745	138	(1,410)
Net cash from operating activities	5,958	6,069	7,206

Cash flows from investing activities
Sale of securities available for sale	0	0	2,818
Net decrease in commercial loans	0	1,000	(786)
Return from/(payments for) investments in subsidiaries	8,000	(4,220)	(1,950)
Net cash from/(used in) investing activities	8,000	(3,220)	82

Cash flows from financing activities
Redemption of preferred stock	(15,056)	0	0
Redemption of common stock warrants	(1,947)	0	0
Proceeds from issuance of common stock	903	421	393
Dividends on preferred stock	(1,247)	(1,650)	(1,650)
Dividends on common stock	(2,314)	(313)	(620)
Net cash used for financing activities	(19,661)	(1,542)	(1,877)
Net change in cash and cash equivalents	(5,703)	1,307	5,411
Beginning cash and cash equivalents	16,870	15,563	10,152
Ending cash and cash equivalents	$11,167	$16,870	$15,563

NOTE 26 – OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

(In Thousands of Dollars)	2012	2011	2010
Change in unrealized holding gains and losses on available for sale securities	$1,034	$4,204	$(689)
Reclassification adjustments for gains and losses later recognized in income	44	(37)	4
Net unrealized gains and (losses)	1,078	4,167	(685)
Tax effect	(366)	(1,417)	233
Other comprehensive income (loss)	$712	$2,750	$(452)

NOTE 27 – QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Thousands of Dollars, Except per Share Data)		2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year
Interest income	$16,126	$16,020	$15,574	$15,146	$62,866
Net interest income	13,766	13,838	13,542	13,346	54,492
Income before federal income taxes	3,440	3,342	3,765	4,243	14,790
Net income	2,417	2,404	2,715	2,998	10,534
Preferred stock dividends	420	420	220	215	1,275
Net income available to common shareholders	1,997	1,984	2,495	2,783	9,259
Basic earnings per common share	$0.25	$0.25	$0.32	$0.35	$1.17
Diluted earnings per common share	$0.25	$0.25	$0.31	$0.35	$1.16

		2011
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year
Interest income	$16,989	$17,215	$16,924	$16,516	$67,644
Net interest income	13,292	13,741	13,781	13,858	54,672
Income before federal income taxes	1,564	686	2,170	3,037	7,457
Net income	1,215	628	1,630	2,150	5,623
Preferred stock dividends	420	420	420	419	1,679
Net income available to common shareholders	795	208	1,210	1,731	3,944
Basic earnings per common share	$0.10	$0.03	$0.15	$0.22	$0.50
Diluted earnings per common share	$0.10	$0.03	$0.15	$0.22	$0.50

NOTE 28 – SUBSEQUENT EVENTS

On February 1, 2013 we completed the consolidation of four of our bank charters into a single organization to achieve a more efficient operation. We also completed the closing of five smaller branch locations and the consolidation of the loans and deposits into other nearby locations on that same date.

FIRSTBANK CORPORATION

BOARD OF DIRECTORS	OFFICERS

William E. Goggin, Chairman	Thomas R. Sullivan
Chairman, Firstbank – Alma	President & Chief Executive Officer
Attorney, Goggin Law Offices
Samuel G. Stone
Thomas D. Dickinson, CPA	Executive Vice President, Chief Financial
Certified Public Accountant	Officer, Secretary & Treasurer
Biggs, Hausserman Thompson & Dickinson
William L. Benear
David W. Fultz	Vice President
Owner, Fultz Insurance Agency &,
Kirtland Insurance Agency	Daniel H. Grenier
Vice President
Jeff A. Gardner
Certified Property Manager &	David L. Miller
Owner, Gardner Group	Vice President

Edward B. Grant, Ph.D., CPA	Douglas J. Ouellette
Chairman, Firstbank (Mt. Pleasant)	Vice President
General Manager, Public Broadcasting,
Central Michigan University	Richard D. Rice
Vice President and Controller
Samuel A. Smith
Owner, Smith Family Funeral Homes	Thomas O. Schlueter
Vice President
Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation	James E. Wheeler, II
President

NON-BANK SUBSIDIARY
Austin Mortgage Company, LLC
FBMI Risk Management Services

FIRSTBANK CORPORATION	FIRSTBANK CORPORATION
311 Woodworth Avenue	OPERATIONS CENTER
P. O. Box 1029	308 Woodworth Avenue
Alma, Michigan 48801	Alma, Michigan 48801
(989) 463-3131
www.firstbankmi.com

FIRSTBANK – ALMA

BOARD OF DIRECTORS	OFFICERS

William E. Goggin, Chairman	James E. Wheeler, II
Chairman, Firstbank Corporation	President & Chief Executive Officer
Attorney, Goggin Law Office
Richard A. Barratt
Mark J. Abernathy	Executive Vice President
President, Alma College
Craig A. Bishop
Martha A. Bamfield	Community Bank President-St Johns
Dentist, Nester & Bamfield, DDS, PC
Laura A. Crocker
Cindy M. Bosley	Vice President
Chief Administrative Officer, Masonic Pathways
Gregory A. Daniels
Sara Clark-Pierson	Vice President
Attorney, Certified Public Accountant, Clark Family Enterprises.
Tammy L. Halfmann
Todd G. Deitrich	Vice President
President, Olympian Tool, Inc.
Marita A. Harkness
Ann M. Flermoen	Vice President
Dentist, Ann M. Flermoen, DDS
Janette Havlik
Frank G. Pauli	Vice President
President, Pauli Ford-Mercury, Inc.
Jeffery A. Hicks
Samuel A. Smith	Vice President
Owner, Smith Family Funeral Homes
Timothy M. Lowe
Thomas R. Sullivan	Vice President
President & Chief Executive Officer
Firstbank Corporation	Autumn Redman
Vice President
James E. Wheeler, II
President & Chief Executive Officer, Firstbank – Alma	Daniel P. Redman
Vice President, Firstbank Corporation	Vice President

Joan S. Welke
Vice President

Pamela K. Winters
Vice President

SUBSIDIARY
Firstbank – Alma Mortgage Company

OFFICE LOCATIONS

Alma	Ashley	DeWitt	Ithaca
7455 N. Alger Road	114 S. Sterling St.	13215 S. US – 27 B.R.	219 E. Center St.
(989)463-3134	(989) 847-2394	(517) 668-8000	(989) 875-4107

230 Woodworth Ave.	Merrill	St. Charles	St. Johns
(989)463-3137	125 W. Saginaw St.	102 Pine St.	201 N. Clinton Ave.
	(989) 643-7253	(989) 865-9918	(989) 227-8383
311 Woodworth Ave.
(989) 463-3131	St. Louis	Vestbaburg	1065 Superior Dr.
	135 W. Washington Ave.	9002 W. Howard City-Edmore Rd	(989) 227-6995
	(989) 681-5758	(989) 268-5445

FIRSTBANK (MT. PLEASANT)

BOARD OF DIRECTORS	OFFICERS

Edward B. Grant, Ph.D, CPA, Chairman	Douglas J. Ouellette
General Manager, Public Broadcasting, Central Michigan University	President & Chief Executive Officer

Steven K. Anderson	Peter D. Stalker
President & CEO Cadillac Tire Center, Cadillac	Community Bank President-Cadillac

Ralph M. Berry	Daniel J. Timmins
Owner, Berry Funeral Homes	Community Bank President-Clare

Glen D. Blystone, CPA	Mark B.Perry
Blystone & Bailey, CPA’s PC	Senior Vice President

Kenneth C. Bovee	Robert L. Wheeler
President & Chief Executive Officer, Keystone Management Group	Senior Vice President

Robert E. List, CPA	Cheryl L. Gaudard
Shareholder, Weinlander Fitzhugh,CPA’s	Vice President

Robert J. Long	Cheryl A. Hall
Owner, Summit Petroleum Corporation	Vice President

Keith D. Merchant	Barbara J. Kain
President, B&P Manufacturing	Vice President

J. Regan O’Neill	Robert S. Klimczak
President and Co-Founder, Network Reporting Corporation	Vice President
President and Co-Founder, NetMed Transcription Services, LLC
Karen L. McKenzie
Douglas J. Ouellette	Vice President
President & Chief Executive Officer, Firstbank (Mt. Pleasant)
Vice President, Firstbank Corporation	Teresa L. Rupert
Vice President
E. Lynn Pohl
Partner, Boge, Wybenga & Bradely, PC	Tracey L. Sallee
Vice President
Kenneth A. Rader
Owner, Ken Rader Farms	Dianne M. Stilson
Vice President
Phillip R. Seybert
President, P.S. Equities, Inc.

Thomas R. Sullivan	SUBSIDIARY
President & Chief Executive Officer, Firstbank Corporation	Firstbank (Mt. Pleasant) Mortgage Company

OFFICE LOCATIONS

Mt. Pleasant	Cadillac	Howard City	Remus
102 S. Main St.	114 W. Pine St.	830 W. Shaw St.	201 W Whetland Ave.
(989) 773-2600	(231) 775-9000	(231) 937-4383	(989) 967-3602

4699 Pickard St.	8851 E. 34 Road	Lakeview	Shepherd
(989) 773-2335	(231) 779-8954	506 Lincoln Ave.	258 W. Wright Ave.
		(989) 352-7271	(989) 828-6625
2015 S. Mission St.	Clare
(989) 773-3959	806 N. McEwan Ave.	9531 N. Greenville Rd.
	(989) 386-7313	(989) 352-8180
1925 E. Remus Rd.
(989) 775-8528	Canadian Lakes
10049 Buchanan Rd.
Stanwood, MI

FIRSTBANK – WEST BRANCH

BOARD OF DIRECTORS	OFFICERS

Joseph M. Clark, Chairman	Daniel H. Grenier
Owner, Morse Clark Furniture	President & Chief Executive Officer

Bryon A. Bernard	Kim D. vonKronenberger
CEO, Bernard Building Center	Executive Vice President

Robert J. Carpenter, CPA	Danny J. Gallagher
Vice President, Robertson & Carpenter CPAs, P.C.	Senior Vice President

David W. Fultz	Frank J. Benjamin
Owner, Fultz Insurance Agency &	Vice President
Kirtland Insurance Agency
Lorri A. Burzlaff
Daniel H. Grenier	Vice President
President & Chief Executive Officer, Firstbank – West Branch
Vice President, Firstbank Corporation	Pamela J. Crainer
Vice President
Robert T. Griffin, Jr.
Owner and President, Griffin Beverage Company,	Eileen S. Fournier
Northern Beverage Co. and West Branch Tank & Trailer	Vice President

Christine R. Juarez	James L. Kloostra
Attorney, Juarez and Juarez, PLLC	Vice President

Norman J. Miller	Stevens P. Loomis
Owner, Miller Farms and Miller Dairy Equipment and Feed	Vice President

Thomas R. Sullivan	Mark D. Wait
President & Chief Executive Officer, Firstbank Corporation	Vice President

Mark D. Weber, MD	Marie A. Wilkins
Orthopedic Surgeon	Vice President

Kimberly Zygiel	Lorri A. Burzlaff
Accountant, Stephenson, Gracik & Company, PC
Subsidiaries
Firstbank – West Branch Mortgage Company

OFFICE LOCATIONS

West Branch	Fairview	Hale	Higgins Lake
502 W. Houghton Ave.	1979 Miller Rd.	3281 M-65	4522 W. Higgins Lake Dr.
(989) 345-7900	(989) 848-2243	(989) 728-7566	(989) 821-9231

601 W. Houghton Ave.	Rose City	St. Helen
(989) 345-7900	505 S. Bennett St.	1990 N. St. Helen Rd.
	(989) 685-3909	(989) 389-1311
2087 S. M-76
(989) 345-5050

2375 M-30
(989) 345-6210

KEYSTONE COMMUNITY BANK

BOARD OF DIRECTORS	OFFICERS

Kenneth V. Miller, Chairman	Thomas O. Schlueter
Partner, Havirco	President & Chief Executive Officer
Owner, Millennium Restaurant Group
Thomas D. Lundquist
John M. Brink	Senior Vice President
Brink, Key & Chludzinski, P.C.
Cynthia J. Carter
Michelle L. Eldridge	Vice President
Principal, LVM Capital Management, LTD.
Sara S. Dana
Samuel T. Field	Vice President
Attorney, Field & Field, P.C
Kimberly A. Labadie
Jeff A. Gardner	Vice President
Certified Property Manager &
Owner, Gardner Group	Cynthia L. Mount
Vice President
John E. Hopkins
Retired, former President & Chief Executive Officer,	Derek T. Naylor
Kalamazoo Community Foundation	Vice President

Ronald A. Molitor	Ryan M. Turtle
President, Mol-Son, Inc.	Vice President

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

2925 Oakland Drive
(269) 488-9200

5073 Gull Road
(269)488-4800

FIRSTBANK – WEST MICHIGAN

BOARD OF DIRECTORS	OFFICERS

Janice K. DeYoung, Chairman	William L. Benear
Former Business Owner	President & Chief Executive Officer

William L. Benear	Clare R. Colwell
President & Chief Executive Officer, Firstbank – West Michigan	Executive Vice President
Vice President, Firstbank Corporation
Kevin M. Meade
Thomas D. Dickinson, CPA	Senior Vice President
Biggs, Hausserman Thompson & Dickinson P.C.
Brian Talbot
Jerome I. Gregory	Senior Vice President
Chief Executive Officer, Carr Real Estate, Inc.
Debrann Hausserman
David M. Laux	Vice President
President, Industrial Engineering Services, Inc.
William Kavanagh
Douglas J. Ouellette	Vice President
President & Chief Executive Officer, Firstbank (Mt. Pleasant)
Vice President, Firstbank Corporation	Daniel V. King
Vice President
James E. Reagan, D.D.S.
Dentist, James E. Reagan, DDS	Blaine A. Kemme
Vice President
Thomas R. Sullivan
President & Chief Executive Officer, Firstbank Corporation	Michele M. Krick
Vice President

Daniel P. Mitchell
Vice President

Subsidiary
ICNB Mortgage Company

OFFICE LOCATIONS

Ionia	Belding	Lowell	Hastings
302 W. Main St.	9344 W. Belding Rd.	2601 W. Main St.	1500 W. M-43 Hwy.
(616) 527-0220	(616) 794-0890	(616) 897-6171	(269) 948-2905

202 N. Dexter St.
(616) 527-1550

2600 S. State Rd.
(616) 527-9250

BUSINESS OF THE COMPANY

Firstbank Corporation is a bank holding company.  As of December 31, 2012 our subsidiaries are Firstbank – Alma; Firstbank (Mt. Pleasant); Firstbank – West Branch; Keystone Community Bank; Firstbank – West Michigan; FBMI Risk Management Services, Inc.; and Austin Mortgage Company, LLC. As of December 31, 2012, Firstbank Corporation and its subsidiaries employed 438 people on a full-time equivalent basis.

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

The banks obtain most of their deposits and loans from residents and businesses in Barry, Bay, Clare, Gratiot, Kalamazoo, Ionia, Iosco, Isabella, Mecosta, Midland, Montcalm, Ogemaw, Oscoda, Roscommon, Saginaw, and parts of Clinton, Eaton, Kent, Wexford and Van Buren counties. Firstbank – Alma has its main office and one branch in Alma, Michigan, and branches located in each of the following areas: Ashley, Dewitt, Ithaca, Merrill, Pine River Township (near Alma), St. Charles, St. Johns (2 branches), St. Louis, and Vestaburg, Michigan. Firstbank (Mt. Pleasant) has its main office and one branch located in Mt. Pleasant, Michigan, two branches located in Union Township (near Mt. Pleasant), two branches in Lakeview, two branches in Cadillac, and one branch located in each of the following areas: Canadian Lakes, Clare, Howard City, Remus, and Shepherd, Michigan. Firstbank – West Branch has its main office in West Branch, Michigan, and one branch located in each of the following areas: Fairview, Hale, Higgins Lake, Rose City, St. Helen, and West Branch Township (near West Branch), Michigan. Keystone Community bank has its main office and three branches located in Kalamazoo, Michigan, two additional branches in Portage, Michigan, and one branch in Paw Paw, Michigan. Firstbank – West Michigan has its main office and two additional branches in Ionia, Michigan, and one branch each in Belding, Hastings, and Lowell, Michigan. The banks have no material foreign assets or income.  Subsequent to year end, we closed five smaller branch locations in Morley, Winn, Prescott, Sunfield and Woodland. The deposits and loans were consolidated the loans and deposits into other nearby locations on February 1.

Our principal sources of revenues are interest and fees on loans and non-interest revenue resulting from banking and non-bank subsidiary activity. On a consolidated basis, interest and fees on loans accounted for approximately 75% of total revenues in 2012, 79% in 2011, and 80% in 2010. Non-interest revenue accounted for approximately 17% of total revenue in 2012, 13% in 2011, and 14% in 2010. Interest on securities accounted for approximately 8% of total revenue in 2012, 8% in 2011, and 6% in 2010.

Annual Meeting
The annual meeting of shareholders will be held on Monday, April 22, 2013 at 4:30 p.m., Heritage Center, Alma College, Alma, Michigan.

Independent Auditors	General Counsel
Plante & Moran, PLLC	Varnum LLP
Grand Rapids, Michigan	Grand Rapids, Michigan

Stock Information
Firstbank Corporation common stock is traded on the NASDAQ National Market System under the symbol FBMI.  For research information and/or investment recommendations, contact:

Raymond James	- or -	FIG Partners, LLC
800-248-8863		800-677-9654

Transfer Agent Information
Registrar and Transfer Company is Firstbank Corporation’s Transfer Agent.  You may contact the Investor Relations Department at 800-368-5948.